As filed with the Securities and Exchange Commission on December 22, 2014

REGISTRATION NO. 333-199552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LIBERTY GLOBAL PLC

(Exact name of Registrant as specified in its charter)

England and Wales	4841	98-1112770
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification code number)	(I.R.S. Employer Identification No.)

12300 Liberty Boulevard Englewood, CO 80112 (303) 220-6600	38 Hans Crescent London SW1X 0LZ United Kingdom +44.20.7190.6449

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Bryan H. Hall

Executive Vice President

Liberty Global plc

38 Hans Crescent

London SW1X 0LZ

United Kingdom

+44.20.7190.6449

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Jeremy Kutner Shearman & Sterling (London) LLP 9 Appold Street London, EC2A 2AP United Kingdom +44.20.7655.5000	George Casey Robert Katz Harald Halbhuber Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Robert Murray Renee Wilm Jonathan Gordon Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10012 (212) 408-2500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed transactions described herein have been satisfied or waived, as applicable.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information in this proxy statement/prospectus is not complete and may be changed. We may not issue the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

Subject to completion, dated December 22, 2014

December     , 2014

Dear Shareholder:

You are cordially invited to attend a general meeting of shareholders of Liberty Global plc (Liberty Global) to be held at 3:00 p.m., local time, on February     , 2015 and, to the extent you hold shares of the applicable class, a class meeting of our Class A ordinary shareholders to be held at 3:30 p.m., local time, on February     , 2015, a class meeting of our Class B ordinary shareholders to be held at 3:40 p.m., local time, on February     , 2015, and a class meeting of our Class C ordinary shareholders to be held at 3:50 p.m., local time, on February     , 2015. All such meetings will be held at the offices of Shearman & Sterling (London) LLP at 9 Appold Street, London EC2A 2AP. A proxy statement/prospectus containing important information about the matters to be acted on at the general meeting and the class meetings, notices of the general meeting and the class meetings and proxy cards accompany this letter. We refer to our existing Class A, Class B and Class C Ordinary Shares as the Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares, respectively, and collectively, as the Liberty Global Ordinary Shares.

At the meetings, you will be asked to consider and vote on the following:

•	a series of resolutions that we collectively refer to as the Transaction Proposals, each of which is conditional on the other and which include:

•

the adoption of new articles of association which will (i) provide for the creation of new classes of ordinary shares, designated the LiLAC Class A Ordinary Shares, the LiLAC Class B Ordinary Shares and the LiLAC Class C Ordinary Shares, which we collectively refer to as the LiLAC Ordinary Shares, which are intended to track the performance of our operations in Latin America and the Caribbean (our Latin American operations) and (ii) make certain changes to the terms of the existing Liberty Global Ordinary Shares;

•

the approval of polices that our management will use to, among other things, attribute assets, liabilities and opportunities between the Liberty Global Group and the LiLAC Group (each as defined below); and

•	an administrative resolution to permit future consolidations and sub-divisions of our shares;

•	the approval of an amendment to our articles of association with respect to voting on the variation of rights attached to classes of our shares, which we refer to as the Voting Rights Proposal;

•

the approval of the form of agreement pursuant to which we may conduct certain share repurchases and the approval of certain arrangements which may relate to purchases of securities from our directors pursuant to a series of resolutions that we refer to as the Securities Purchase Proposals; and

•

the approval of amendments to the Liberty Global 2014 Incentive Plan to permit the grant to employees of our subsidiary Virgin Media Inc. of options to acquire shares of Liberty Global at a discount to the market value of such shares, which we refer to as the Virgin Media Sharesave Proposal, all as described in more detail in the accompanying proxy statement/prospectus and collectively referred to as the Proposals.

HOLDERS OF LIBERTY GLOBAL CLASS C ORDINARY SHARES, WHICH ARE NON-VOTING FOR MOST MATTERS, SHOULD NOTE THAT THEY ARE ENTITLED TO VOTE ON THE ADOPTION OF OUR NEW ARTICLES AND ON THE VOTING RIGHTS PROPOSAL AT THE CLASS C MEETING AND THEREFORE WE URGE ALL SUCH HOLDERS TO REVIEW THIS LETTER AND THE MATERIALS THAT FOLLOW.

As described above, the Transaction Proposals, if approved and implemented, will create the LiLAC Ordinary Shares, which are new classes of ordinary shares intended to track and reflect the separate economic performance of the businesses and assets of our operations in Latin America and the Caribbean, which we collectively refer to as the Liberty Latin America and Caribbean Group, or LiLAC Group. The LiLAC Group will initially comprise (i) VTR Finance B.V. (VTR Finance) and its subsidiaries, which include VTR GlobalCom SpA and VTR Wireless SpA, (ii) Lila Chile Holding BV, which is the parent entity of VTR Finance, (iii) LGI Broadband Operations, Inc. and its subsidiaries, which include our 60% controlling interest in Liberty Cablevision of Puerto Rico, and (iv) the costs associated with certain corporate employees of Liberty Global that are exclusively focused on the management of our Latin American operations. We also intend, prior to the issuance of the LiLAC Ordinary Shares, to contribute to Lila Chile Holding BV an amount of cash as determined by our board of directors to provide the LiLAC Group with additional liquidity to fund, among other things, acquisitions and ongoing operating costs and expenses. We refer to all of our other businesses, assets and liabilities not specifically attributed to the LiLAC Group collectively as the Liberty Global Group. If the Transaction Proposals are approved and the LiLAC Ordinary Shares are issued, the Liberty Global Ordinary Shares will accordingly no longer reflect the performance of the businesses and assets of Liberty Global as a whole.

If the Transaction Proposals are approved and implemented, our new articles of association will authorize the company to issue LiLAC Ordinary Shares, will set out the rights of such shares and will make certain changes to the terms of the Liberty Global Ordinary Shares. If that approval is obtained, and certain other conditions are satisfied or waived, our board of directors intends to subsequently capitalize a portion of our share premium account and issue LiLAC Ordinary Shares to the holders of Liberty Global Ordinary Shares as fully paid bonus shares in an issuance that we refer to as the Bonus Issue. We refer to the adoption of our new articles of association, including the creation of the LiLAC Ordinary Shares, and the subsequent Bonus Issue of those shares, collectively as the Transaction.

In the Transaction, each holder of Liberty Global Class A, Class B or Class C Ordinary Shares would receive, for every 20 Liberty Global Ordinary Shares held by such holder on the record date for the Bonus Issue, one share of the corresponding class of LiLAC Ordinary Shares. Based on the number of Liberty Global Ordinary Shares of the relevant classes outstanding as of December 22, 2014, we expect to issue approximately [            ] million LiLAC Class A Ordinary Shares, [            ] million LiLAC Class B Ordinary Shares and [            ] million LiLAC Class C Ordinary Shares to holders of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares, respectively, in the Transaction. Where the calculation of LiLAC Ordinary Shares described above would result in a holder of Liberty Global Ordinary Shares being issued with a fraction of a LiLAC Ordinary Share, such fractional entitlement will be aggregated with all other fractional entitlements and sold on behalf of all holders of fractional entitlements, and we will pay to such holders an amount equal to their proportionate proceeds of the sale.

It is important to note that, following the Transaction, holders of LiLAC Ordinary Shares will have no direct investment in the businesses or assets attributed to the LiLAC Group, and holders of Liberty Global Ordinary Shares will have no direct investment in the businesses or assets attributed to the Liberty Global Group. Rather, an investment in either type of share will represent an ownership interest in our company as a whole.

We expect to list the LiLAC Class A Ordinary Shares, LiLAC Class B Ordinary Shares and LiLAC Class C Ordinary Shares on the NASDAQ Global Select Market (Nasdaq) under the symbols “LILA,” “LILAB” and “LILAK,” respectively. Following the Transaction, the Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares will continue to trade on Nasdaq under the symbols “LBTYA,” “LBTYB” and “LBTYK,” respectively.

Our board of directors has unanimously approved each Proposal and unanimously recommends that you vote “FOR” each of the resolutions comprising the Transaction Proposals, the Voting Rights Proposal, the Securities Purchase Proposals and the Virgin Media Sharesave Proposal.

Your vote is important, regardless of the number or class of shares you own. Whether or not you plan to attend the meetings, please vote as soon as possible to make sure that your shares are represented.

Thank you for your cooperation and continued support and interest in Liberty Global.

Very truly yours,

Michael T. Fries
Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Transaction Proposals, the Voting Rights Proposal, the Securities Purchase Proposals, the Virgin Media Sharesave Proposal, the Transaction or the securities being offered in the Transaction or has passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

Investing in the securities of Liberty Global involves risks. See “Risk Factors” beginning on page 26.

This proxy statement/prospectus is dated December     , 2014 and is first being mailed on or about December     , 2014 to the shareholders of record as of 5:00 p.m., New York City time/10:00 p.m., London time, on December     , 2014.

HOW YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, file periodic reports and other information with the SEC. This information is available to you without charge upon your written or oral request. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. You may also inspect such filings on the internet web site maintained by the SEC at www.sec.gov. Information contained in any web site referenced in this proxy statement/prospectus is not incorporated by reference in this proxy statement/prospectus. Copies of documents filed by us with the SEC are also available by writing or telephoning our office of Investor Relations:

Liberty Global plc

12300 Liberty Boulevard

Englewood, CO 80112

Telephone: (303) 220-6600

i

LIBERTY GLOBAL PLC MEETINGS OF SHAREHOLDERS

TO BE HELD ON FEBRUARY     , 2015

OVERVIEW OF THE PROPOSALS

The following is a summary of the proposals (collectively, the Proposals) to be voted on at the meetings of shareholders of Liberty Global plc (Liberty Global, we, or the company) to be held on February     , 2015, as further described in this proxy statement/prospectus. We refer to our existing Class A, Class B and Class C Ordinary Shares as the Liberty Global Class A Ordinary Shares, the Liberty Global Class B Ordinary Shares and the Liberty Global Class C Ordinary Shares, respectively, and collectively, as the Liberty Global Ordinary Shares and, together with the LiLAC Ordinary Shares described below, as our Ordinary Shares.

The meetings consist of a general meeting of the shareholders of Liberty Global (the General Meeting) and separate class meetings for holders of Liberty Global Class A, Class B and Class C Ordinary Shares (the Class A Meeting, Class B Meeting and Class C Meeting, respectively, and collectively the Class Meetings and, together with the General Meeting, the Meetings).

For the full text of each of the resolutions that make up the Proposals, please see the Notice of General Meeting, Notice of Class A Meeting, Notice of Class B Meeting and Notice of Class C Meeting attached as Annex A, Annex B, Annex C and Annex D, respectively, to this proxy statement/prospectus.

The Transaction Proposals consist of the following resolutions:

(i)

a special resolution of the holders of Liberty Global Class A and Class B Ordinary Shares voting together as a single class at the General Meeting (the New Articles Proposal) to adopt new articles of association, which will create and authorize the issuance of new classes of ordinary shares, designated the LiLAC Class A Ordinary Shares, the LiLAC Class B Ordinary Shares and the LiLAC Class C Ordinary Shares, which we collectively refer to as the LiLAC Ordinary Shares, which are intended to track the performance of our operations in Latin America and the Caribbean (our Latin American operations) and make certain changes to the terms of the Liberty Global Ordinary Shares, as further described in this proxy statement/prospectus. The new articles of association will give our board of directors the same general authority regarding the issue of shares and the disapplication of statutory pre-emptive rights as our current articles, thus effectively replenishing the existing authority for five years from the date of the general meeting. The new articles of association will only become effective following the approval of the board of directors immediately prior to the Bonus Issue (as defined below);

(ii)

special resolutions, to be considered at the Class A, Class B and Class C Meetings, (the Class A, Class B, and Class C Articles Proposals, as applicable, and collectively the Class Articles Proposals) to approve the adoption of our new articles of association (including, without limitation, all modifications of the terms of Liberty Global Class A, Class B and Class C Ordinary Shares, as applicable, which may result from such adoption);

(iii)

an ordinary resolution of the holders of Liberty Global Class A and Class B Ordinary Shares voting together as a single class at the General Meeting (the Management Policies Proposal) to approve certain management policies to be adopted by our board of directors in relation to, among other things, the allocation of assets, liabilities and opportunities between the LiLAC Group and the Liberty Global Group; and

(iv)

a special resolution of the holders of Liberty Global Class A and Class B Ordinary Shares voting together as a single class at the General Meeting (the Future Consolidation/Sub-Division Proposal) to authorize the future consolidation or sub-division of any or all shares of the company and to amend our new articles of association to reflect that authority.

Each of the New Articles Proposal, the Class Articles Proposals, the Management Policies Proposal and the Future Consolidation/Sub-Division Proposal is dependent on the others, and none of them will be implemented unless all receive the requisite shareholder approvals (collectively, the Transaction Approvals). If the Transaction Approvals are received and the other conditions to the Transaction are satisfied or waived, then our board of directors intends to subsequently capitalize a portion of our share premium account and issue LiLAC Ordinary Shares to holders of Liberty Global Ordinary Shares as fully paid bonus shares in an issuance that we refer to as the Bonus Issue. We refer to the adoption of our new articles of association, including the creation of the LiLAC Ordinary Shares, and the subsequent Bonus Issue of those shares, collectively as the Transaction.

The Voting Rights Proposal consists of (i) a special resolution of the holders of Liberty Global Class A and Class B Ordinary Shares voting together as a single class at the General Meeting (the Voting Rights Amendment Proposal) to approve an amendment to the provision in our articles of association governing voting on the variation of rights attached to classes of our shares, as further described in this proxy statement/prospectus, and (ii) special resolutions, to be considered at the Class A, Class B and Class C Meetings (the Class A, Class B and Class C Voting Rights Proposals, as applicable, and collectively the Class Voting Rights Proposals, and together with the Class Articles Proposals, the Class Proposals) to approve the amendment of our current and new articles of association pursuant to the Voting Rights Amendment Proposal (including, without limitation, all modifications of the terms of the Liberty Global Class A, Class B and Class C Ordinary Shares, as applicable, which may result from such amendment).

The Securities Purchase Proposals consist of (i) an ordinary resolution to approve the terms of, and to authorize repurchases under, a buy-back agreement (the Buy-Back Agreement), to be entered into by Liberty Global to acquire Liberty Global ordinary shares (the Buy-Back Shares) from a financial institution as part of our share repurchase program, and (ii) an ordinary resolution to approve possible future arrangements with our directors, which may result in Liberty Global acquiring securities from such directors, each such resolution to be adopted at the General Meeting by holders of Liberty Global Class A and Class B Ordinary Shares voting together as a single class. The authority conferred by the Securities Purchase Proposal in relation to the Buy-Back Agreement, if approved, will expire on the fifth anniversary of the general meeting.

The Virgin Media Sharesave Proposal consists of an ordinary resolution of the holders of Liberty Global Class A and Class B Ordinary Shares voting together as a single class at the General Meeting to amend the Liberty Global 2014 Incentive Plan to permit the grant of options to acquire Liberty Global Class C Ordinary Shares under the Virgin Media Sharesave with an exercise price of not less than 80% of the fair market value of such shares on the date of grant.

As noted above, each Transaction Proposal is conditional upon each other Transaction Proposal receiving the requisite shareholder approval. The Voting Rights Amendment Proposal is conditional on each Class Voting Rights Proposal receiving the requisite shareholder approval. None of the Securities Purchase Proposals or the Virgin Media Sharesave Proposal is conditional on the approval of any other Proposal.

The vote required for the approval of all the above mentioned resolutions differs by resolution.

Proposal	Required Vote for Approval
Special Resolutions at General Meeting • New Articles Proposal • Voting Rights Amendment Proposal • Future Consolidation/Sub-Division Proposal	At least 75% of the votes cast by the holders of Liberty Global Class A and Class B Ordinary Shares voting together as a single class at the General Meeting

Special Resolutions at Class Meetings • Class Articles Proposals • Class Voting Rights Proposals	At least 75% of the votes cast by the holders of each of Liberty Global Class A, Class B and Class C Ordinary Shares, each voting separately at their respective Class Meeting

Ordinary Resolutions at General Meeting • Management Policies Proposal • Securities Purchase Proposals • Virgin Media Sharesave Proposal	A simple majority of votes cast by the holders of Liberty Global Class A and Class B Ordinary Shares voting together as a single class at the General Meeting

Under English law, holders of a company’s ordinary shares are generally referred to as “members,” but for clarity, they are referred to in this proxy statement/prospectus and the accompanying notices as “shareholders” or “holders” of the relevant shares.

v

Solicitation of Proxies	62
Voting by Poll	62
Voting by Participants in Liberty Global 401(k) Plans	62
THE TRANSACTION PROPOSALS	64
General	64
Conditions to the Transaction	64
Treatment of Share Options and Other Awards	65
The Liberty Global Group and the LiLAC Group	65
Background and Reasons for the Transaction Proposals	66
Description of the New LiLAC Ordinary Shares and Liberty Global Ordinary Shares under Our New Articles of Association and Comparison to the Liberty Global Ordinary Shares under Our Current Articles of Association	68
Other Provisions of the New Articles	81
Management and Allocation Policies	83
Accounting Treatment	88
Stock Exchange Listings	89
Share Transfer Agent and Registrar	89
Issuance Mechanics and U.K. Stamp Duty	89
Recommendation of the Board of Directors	89
MATERIAL TAX CONSEQUENCES OF THE TRANSACTION	90
Material U.K. Tax Consequences	90
Material U.S. Federal Income Tax Consequences	92
THE VOTING RIGHTS PROPOSAL	98
THE SECURITIES PURCHASE PROPOSALS	100
Approval of Buy-Back Agreement	100
Purchases of Securities from Directors	100
Recommendation of the Board of Directors	101
THE VIRGIN MEDIA SHARESAVE PROPOSAL	102
Purpose	102
Eligible Employees	103
Shares Available for Issuance	103
Administration	103
Terms of Sharesave Options	103
Adjustments of Options	104
Amendment and Termination of the Virgin Media Sharesave	104
Term	105
Tax Consequences	105
New Plan Benefits	105
Recommendation of the Board of Directors	107
ADDITIONAL INFORMATION	108
Legal Matters	108
Independent Accountants	108
WHERE YOU CAN FIND MORE INFORMATION	109
INCORPORATION BY REFERENCE	109
ANNEX A: NOTICE OF GENERAL MEETING	A-1
ANNEX B: NOTICE OF CLASS A MEETING	B-1
ANNEX C: NOTICE OF CLASS B MEETING	C-1
ANNEX D: NOTICE OF CLASS C MEETING	D-1
ANNEX E: DESCRIPTION OF OUR LATIN AMERICAN OPERATIONS	E-1
ANNEX F: ATTRIBUTED FINANCIAL INFORMATION	F-1
ANNEX G: MARKED COPY OF NEW ARTICLES OF ASSOCIATION	G-1
ANNEX H: MANAGEMENT AND ALLOCATION POLICIES	H-1
ANNEX I: AMENDMENT OF OUR ARTICLES UNDER THE VOTING RIGHTS PROPOSAL	I-1

QUESTIONS AND ANSWERS

The questions and answers below highlight only selected information about the General Meeting, the Class Meetings and how to vote your shares. You should read carefully the entire proxy statement/prospectus, including the Annexes and the additional documents incorporated by reference herein, to fully understand the Proposals and the Transaction.

Q:	When and where is the General Meeting?

A:	The General Meeting will be held at 3:00 p.m., local time on February , 2015 at the offices of Shearman & Sterling (London) LLP at 9 Appold Street, London EC2A 2AP.

Q:	When and where are the Class Meetings?

A:	The Class A Meeting will be held at 3:30 p.m., local time on February , 2015 at the offices of Shearman & Sterling (London) LLP at 9 Appold Street, London EC2A 2AP.

The Class B Meeting will be held at 3:40 p.m., local time on February     , 2015 at the offices of Shearman & Sterling (London) LLP at 9 Appold Street, London EC2A 2AP.

The Class C Meeting will be held at 3:50 p.m., local time on February     , 2015 at the offices of Shearman & Sterling (London) LLP at 9 Appold Street, London EC2A 2AP.

Q:	What is the record date for the Meetings?

A:	The record date for all Meetings is 5:00 p.m., New York time/10:00 p.m., London time, on December , 2014.

Q:	What is the purpose of the General Meeting and the Class Meetings?

A:

The purpose of the General Meeting is to consider and vote on the Transaction Proposals (other than the Class Articles Proposals), the Voting Rights Amendment Proposal, the Securities Purchase Proposals and the Virgin Media Sharesave Proposal.

The purpose of the Class A Meeting, Class B Meeting and Class C Meeting is for the holders of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares, respectively, to consider and vote on the relevant Class Proposals.

Q:	What shareholder vote is required to approve the Proposals?

A:	The Proposals require the following votes for approval:

Proposal	Required Vote for Approval

Special Resolutions at General Meeting • New Articles Proposal* • Voting Rights Amendment Proposal • Future Consolidation/Sub-Division Proposal*	At least 75% of the votes cast by the holders of Liberty Global Class A and Class B Ordinary Shares voting together as a single class at the General Meeting

Special Resolutions at Class Meetings • Class Articles Proposals* • Class Voting Rights Proposals	At least 75% of the votes cast by the holders of each of Liberty Global Class A, Class B and Class C Ordinary Shares, each voting at their respective Class Meeting

Ordinary Resolutions at General Meeting • Management Policies Proposal* • Securities Purchase Proposals • Virgin Media Sharesave Proposal	A simple majority of votes cast by the holders of Liberty Global Class A and Class B Ordinary Shares voting together as a single class at the General Meeting

Proposals marked with an asterisk (*) are Transaction Proposals. Each Transaction Proposal is conditional upon each other Transaction Proposal receiving the requisite shareholder approval. The Transaction will only be implemented if all Transaction Proposals receive the requisite shareholder approval and the other conditions to the Transaction are satisfied or waived. The Voting Rights Amendment Proposal is conditional on each Class Voting Rights Proposal receiving the requisite shareholder approval. The Securities Purchase Proposals and the Virgin Media Sharesave Proposal are not conditional upon approval of the Transaction Proposals or any other Proposals.

Q:	How many votes do shareholders have at the General Meeting?

A:	At the General Meeting, where holders of Liberty Global Class A and Class B Ordinary Shares vote together as a single class:

•	holders of Liberty Global Class A Ordinary Shares have one vote per share; and

•	holders of Liberty Global Class B Ordinary Shares have ten votes per share.

Holders of Liberty Global Class C Ordinary Shares are not entitled to vote at the General Meeting. Only shares owned as of the record date are eligible to vote at the General Meeting.

As of December 22, 2014, Liberty Global’s directors and executive officers beneficially owned approximately [    ]% of the total voting power of the Liberty Global Class A and Class B Ordinary Shares, voting together as a single class. We have been informed that all of our directors and executive officers intend to vote “FOR” each of the Proposals being voted on at the General Meeting.

Q:	How many votes do shareholders have at the Class Meetings?

A:	For the separate class votes on the Class A Articles Proposal and the Class A Voting Rights Proposal at the Class A Meeting, holders of Liberty Global Class A Ordinary Shares have one vote per share.

For the separate class votes on the Class B Articles Proposal and the Class B Voting Rights Proposal at the Class B Meeting, holders of Liberty Global Class B Ordinary Shares have one vote per share.

For the separate class votes on the Class C Articles Proposal and the Class C Voting Rights Proposal at the Class C Meeting, holders of Liberty Global Class C Ordinary Shares have one vote per share.

Only shares owned as of the record date are eligible to vote at the Class Meetings.

As of December 22, 2014, Liberty Global’s directors and executive officers beneficially owned approximately [    ]% of the Liberty Global Class A Ordinary Shares, [    ]% of the Liberty Global Class B Ordinary Shares and [    ]% of the Liberty Global Class C Ordinary Shares. We have been informed that all of our directors and executive officers intend to vote “FOR” each of the Class Proposals being voted on at the Class Meetings.

Q:	Are holders of our non-voting Liberty Global Class C Ordinary Shares entitled to vote on the Proposals?

A:

Holders of Liberty Global Class C Ordinary Shares will be entitled to vote in separate class votes on the Class C Articles Proposal and the Class C Voting Rights Proposal at the separate Class C Meeting, but will not be entitled to vote on any of the other Proposals.

Q:	What if any of the Transaction Proposals are not approved?

A:

All Transaction Proposals are conditional upon each other and each must be approved for the Transaction to be completed. If any of the Transaction Proposals are not approved, our new articles will not be adopted and no LiLAC Ordinary Shares will be issued to holders of Liberty Global Ordinary Shares. If any of the Transaction Proposals are not approved, our board of directors may explore, and may ultimately implement, a different type of transaction to separate the LiLAC Group from the Liberty Global Group, including through a spin-off, split-off or other form of separation transaction, assuming, among other things, our board of directors determines that such separation transaction is in the best interests of our company and our shareholders and addresses the needs of our various businesses. No assurance can be given that any such alternative transaction would be implemented or, if implemented, as to the timing of such implementation.

Q:	Are any of the other Proposals conditional on other Proposals?

A:

The Voting Rights Amendment Proposal is conditional on each Class Voting Rights Proposal receiving the requisite shareholder approval. None of the Securities Purchase Proposals or the Virgin Media Sharesave Proposal is conditional on the approval of any other Proposal.

Q:	Will the Voting Rights Proposal amend both our existing articles and our new articles if the Transaction is implemented?

A:	Yes. If the Voting Rights Proposal is approved, it will amend our existing articles and, if the Transaction is implemented, our new articles, as further described under “The Voting Rights Proposal.”

Q:	What do shareholders need to do to vote on the Proposals?

A:

After carefully reading and considering the information contained in this proxy statement/prospectus, you should complete, sign, date and return the applicable enclosed proxy cards by mail, or vote through the internet, in each case as soon as possible so that your shares are represented and voted at the relevant Meeting. Instructions for voting through the internet are printed on the proxy cards. In order to vote through the internet, have your proxy cards available so you can input the required information from the cards, and log onto the internet website address shown on the proxy cards. When you log onto the internet website address, you will receive instructions on how to vote your shares. The internet voting procedures are designed to authenticate votes cast by use of a personal identification number, which will be provided to each voting shareholder separately. Voting through the internet will be voting by proxy.

Shareholders who have shares registered in the name of a broker, bank or other nominee should follow the voting instruction card provided by their broker, bank or other nominee in instructing them how to vote their shares or when granting or revoking a proxy. We recommend that you vote by proxy even if you plan to attend the relevant Meeting. You may change your vote at the relevant Meeting.

If a proxy is properly executed and submitted by a record holder without indicating any voting instructions, the proxy will have authority to vote in accordance with the directors’ recommendations for all resolutions.

To be valid, the appointment of a proxy, whether completed via the internet or by returning the completed and signed proxy card, must be received by 1:00 a.m., New York time/6:00 a.m. London time on February     , 2015.

Q:	Will there be separate proxy cards for each Meeting?

A:

Yes. There will be separate proxy cards for the General Meeting and each Class Meeting. If you wish to vote by proxy, you should complete each applicable proxy card (or vote through the internet using the information on such proxy card) for each Meeting that you are entitled to vote at.

Q:	If shares are held in “street name” by a broker, bank or other nominee, will the broker, bank or other nominee vote those shares for the beneficial owner on the Proposals?

A:

Your broker, bank or other nominee will vote your shares held in “street name” on the Proposals only if you provide instructions on how to vote. Accordingly, if you hold your shares in “street name” and do not provide voting instructions to your broker, bank or other nominee, your shares will not be voted on any of the Proposals. If a broker, who is a record holder of shares, indicates on a form of proxy that the broker does not have discretionary authority to vote those shares on any Proposal, or if those shares are voted in circumstances in which proxy authority is defective or has been withheld with respect to any Proposal, these shares are considered “broker non-votes” with respect to each such Proposal and will not be voted, but will be counted for purposes of determining whether a quorum is present. Brokers, banks and other nominees may exercise discretion in voting on routine matters, but may not exercise discretion and vote on non-routine matters. None of the Proposals are considered routine matters and therefore your broker, bank or other nominee may not vote on these resolutions without instructions from you.

Q:	What constitutes a quorum at a Meeting?

A:

The presence, in person or by proxy, of the holders of a simple majority of the combined voting power of the relevant outstanding Liberty Global Ordinary Shares entitled to vote at a Meeting is necessary to constitute a quorum at that Meeting.

Liberty Global Ordinary Shares represented by “broker non-votes” will be counted for purposes of determining whether there is a quorum at a Meeting but will not be counted in determining the number of votes cast on a particular resolution.

Q:	What if I respond and indicate that I am abstaining from voting?

A:

A properly submitted proxy for a Meeting marked “ABSTAIN,” although counted for purposes of determining whether there is a quorum, will not be treated as votes cast at that Meeting. Accordingly, an abstention will not be taken into account in determining the outcome on any of the resolutions being voted on at that Meeting.

Q:	Can shareholders change their vote after returning a proxy card or voting via the internet?

A:

You may revoke (i.e. terminate) your proxy at any time prior to its use by attending the applicable Meeting and voting in person. Attendance at a Meeting will not in itself constitute the revocation of a proxy. Alternatively, you may revoke your proxy by delivering a signed notice of revocation or a later dated signed proxy or via the internet, regardless of how the proxy was originally granted. Any notice of revocation or subsequent proxy should be submitted via the internet, or sent or hand delivered so as to be received by us at Liberty Global plc, Attention: Secretary, 38 Hans Crescent, Knightsbridge, London SW1X 0LZ, United Kingdom or at Liberty Global plc c/o Computershare, PO Box 43102, Providence, Rhode Island 02940, at least 24 hours before the start of the applicable Meeting.

Q:	When will the Transaction occur?

A:

Following the approval of all of the Transaction Proposals at the Meetings and the satisfaction of the other conditions described in this proxy statement/prospectus (including the decision by our board of directors or a duly appointed committee to adopt our new articles of association immediately prior to the Bonus Issue), LiLAC Class A, Class B and Class C Ordinary Shares will be issued as fully paid bonus shares to holders of Liberty Global Class A, Class B and Class C Ordinary Shares, respectively. Some of the conditions to the Transaction are out of our control, so we cannot be certain when or if they will be satisfied and when or if the Bonus Issue will be made.

Q:	Can the board of directors decide not to issue the LiLAC Ordinary Shares?

A:

Our board of directors reserves the right to elect not to adopt our new articles of association and not issue the LiLAC Ordinary Shares at any time before the Bonus Issue, even after the Transaction Proposals have been approved by our shareholders and the other conditions to the Transaction have been satisfied or waived, as applicable. In such an event, our new articles of association will not be adopted and the Transaction will not occur.

Q:	If the Transaction is implemented, what do I need to do with my Liberty Global Ordinary Shares?

A:	Regardless of how you hold your shares, you will not be required to take any action in connection with the Transaction. If you are a holder of certificated Liberty Global Ordinary Shares:

•	each share certificate you hold representing Liberty Global Ordinary Shares will automatically represent the same number and class of Liberty Global Ordinary Shares following the Transaction; and

•

you will receive a share certificate representing the number and class of LiLAC Ordinary Shares you are entitled to be issued pursuant to the Bonus Issue with respect to the Liberty Global Ordinary Shares held by you as of the bonus issue record date (defined below), and cash in lieu of any fractional shares.

If you hold Liberty Global Ordinary Shares through book-entry, your account will be credited with the applicable number and class of LiLAC Ordinary Shares you are entitled to receive in the Bonus Issue.

Q:	How many LiLAC Ordinary Shares will I receive if the Transaction is implemented?

A:

If the Transaction is implemented, each holder of Liberty Global Class A, Class B or Class C Ordinary Shares would receive, for every 20 Liberty Global Ordinary Shares held by such holder as of 5:00 p.m. New York City time/10:00 p.m. London time as of the record date that we will determine for the Bonus Issue (the bonus issue record date), one share of the corresponding class of LiLAC Ordinary Shares.

Q:	How will fractions of LiLAC Ordinary Shares be dealt with?

A:

Where the calculation of LiLAC Ordinary Shares described above would result in an existing holder of Liberty Global Class A, Class B or Class C Ordinary Shares being issued a fraction of a LiLAC Ordinary Share, such fractional entitlement will be aggregated with all other fractional entitlements and sold on behalf of the holders of such fractional entitlements, and we will pay to such holders an amount in cash equal to their proportionate proceeds of the sale.

Q:	What are the tax consequences of the Transaction to me?

A:

For U.K. income tax and corporation tax purposes, you should not recognize any taxable income, gain or loss as a result of the Bonus Issue (except, potentially, with respect to the receipt by you of any cash in lieu of fractional LiLAC Ordinary Shares, and on the basis and subject to the matters described in the section entitled “Material Tax Consequences of the Transaction — Material U.K. Tax Consequences”). For a complete summary of the material U.K. tax consequences of the Transaction to holders of Liberty Global Ordinary Shares, please see the section entitled “Material Tax Consequences of the Transaction — Material U.K. Tax Consequences.”

For U.S. federal income tax purposes, you should not recognize any taxable income, gain or loss as a result of the Bonus Issue (except with respect to the receipt by you of any cash in lieu of fractional LiLAC Ordinary Shares). For a complete summary of the material U.S. federal income tax consequences of the Transaction to holders of Liberty Global Ordinary Shares, please see the section entitled “Material Tax Consequences of the Transaction — Material U.S. Federal Income Tax Consequences.”

The tax consequences of the Transaction to you will depend on your particular tax situation. We urge you to consult your own tax advisor to determine the tax consequences of the Transaction and the ownership of LiLAC Ordinary Shares to you.

Q:	What do I do if I have additional questions?

A:

If you have any questions prior to the General Meeting or any Class Meeting or if you would like copies of any document referred to or incorporated by reference in this document, please call Liberty Global Investor Relations at (303) 202-6600 or contact Innisfree M&A Incorporated, who is acting as proxy solicitation agent for the Meetings, at (877) 825-8906 (within the U.S. and Canada) or (412) 232-3651. Banks and brokers may call collect at (212) 750-5833.

SUMMARY OF THE TRANSACTION

The following summary relates to the Transaction and includes information contained elsewhere in this proxy statement/prospectus. This summary does not contain all of the important information that you should consider before voting on the Transaction Proposals or investing in our ordinary shares. You should read the entire proxy statement/prospectus, including the Annexes and the documents incorporated by reference herein, carefully.

Throughout this proxy statement/prospectus we refer to Liberty Global plc or to Liberty Global plc and its subsidiaries, as the context may require, as “Liberty Global,” “we” and “our company.” Additionally, unless otherwise stated, references to “Latin America” include the countries in South America, Middle America (Mexico and Central America) and unless separately referenced, the Caribbean (including the Commonwealth of Puerto Rico and the Bahamas), references to “our Latin American operations” refer to our existing businesses and assets in Chile and Puerto Rico that would be attributed to the LiLAC Group, and references to “our Latin American markets,” or in those sections referring only to our Latin American operations, “our markets,” refer to the video, broadband internet, fixed-line telephony and mobile markets in Latin America where we operate. Capitalized terms relating to operating data used but not defined herein are defined in the Operating Data Table contained in “Annex E: Description of Our Latin American Operations.” The information described under “Questions and Answers” above is hereby incorporated in this summary by reference.

General

Liberty Global is an international provider of video, broadband internet, fixed-line telephony and mobile services, with consolidated operations at September 30, 2014 across 14 countries in Europe and Latin America. We connect people to the digital world and enable them to discover and experience its endless possibilities. Our market-leading services are provided through next-generation networks and innovative technology platforms that, when combined with those of Ziggo N.V. (Ziggo), which we acquired in November 2014, connected 27 million customers subscribing to 56 million television, broadband internet and telephony services at September 30, 2014.

If the Transaction Proposals are approved and the Transaction is completed, our operations in Latin America will be attributed to the Liberty Latin America and Caribbean Group, or LiLAC Group, and all of our other operations, including our European broadband communications businesses, will be attributed to the Liberty Global Group. Tracking shares, such as the LiLAC Ordinary Shares, are a type of ordinary share that the issuing company intends to reflect or “track” the economic performance of a particular business or “group,” rather than the economic performance of the company as a whole. While the Liberty Global Group and the LiLAC Group will have separate collections of businesses, assets and liabilities attributed to them, neither of these groups will be separate legal entities and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of LiLAC Ordinary Shares will have no direct claim to the assets attributed to the LiLAC Group and will not be represented by a separate board of directors. Instead, holders of LiLAC Ordinary Shares, along with holders of Liberty Global Ordinary Shares, will be shareholders of Liberty Global and therefore subject to all of the risks and liabilities of Liberty Global as a whole. Liberty Global will continue to have a single board of directors following the Transaction.

Our board of directors determined, after considering various strategic options with respect to our Latin American operations, that the Transaction is in the best interests of our company and represents the best option at this time to increase shareholder value with respect to our Latin American operations compared to the other options. We expect the Transaction, if completed, to, among other things:

•	give investors a greater choice to own securities intended to track and reflect the particular assets and liabilities of the LiLAC Group and the Liberty Global Group;

•	provide a more focused shareholder base and access to capital markets with respect to, in particular, our Latin American assets;

•	provide enhanced transparency and information for investors with respect to our Latin American operations;

•	allow us to better align management and employee incentives with the performance of the businesses of the respective groups; and

•

allow us the structural flexibility to pursue growth and other strategic alternatives for the LiLAC Group, including a possible spin-off, while retaining the current advantages of doing business as a single company.

For more information regarding the background and reasons for the Transaction, see “The Transaction Proposals — Background and Reasons for the Transaction Proposals.” Please also see “Risk Factors” for a discussion of the risks that should be considered in connection with the Transaction and an investment in our ordinary shares.

Although our businesses are located primarily in Europe, our management believes that our Latin American operations represent a growth opportunity for our shareholders. To facilitate a better understanding of our Latin American operations and the strengths and opportunities that we believe would be afforded to our shareholders through the issuance of the LiLAC Ordinary Shares, the business description in this summary focuses exclusively on our Latin American operations, which will be attributed to the LiLAC Group. For a complete description of our operations to be attributed to the LiLAC Group, see Annex E: Description of our Latin American Operations. For a description of our remaining operations, all of which will be attributed to the Liberty Global Group, please see the discussion under the caption “Business” in our Annual Report on Form 10-K/A for the year ended December 31, 2013, which is incorporated herein by reference thereto. See “Incorporation by Reference.”

Liberty Latin American and Caribbean Operations Overview

We are the largest cable operator in our Latin American markets in terms of number of subscribers, and a leading provider of broadband internet and fixed-line telephony services in those markets. Our operations in Chile are provided through our wholly-owned subsidiaries VTR GlobalCom SpA (VTR GlobalCom) and VTR Wireless SpA (VTR Wireless and VTR GlobalCom and their respective subsidiaries, VTR). We conduct business in Puerto Rico through our 60%-owned subsidiary Liberty Cablevision of Puerto Rico LLC (Liberty Puerto Rico). At September 30, 2014, our networks in Latin America passed approximately 3.7 million homes and had approximately 1.5 million Customer Relationships subscribing to approximately 3.2 million video, broadband internet and fixed-line telephony services (RGUs), including approximately 1.2 million video subscribers (over 90% of which are digital), 1.1 million Internet Subscribers and 0.9 million Telephony Subscribers. Additionally, in Chile, we had approximately 0.1 million mobile subscribers (approximately three-quarters of which are post-paid mobile subscribers) as of September 30, 2014.

Through our advanced broadband cable networks in both Chile and Puerto Rico, our Latin American operations offer the following residential products and services:

•

a full range of innovative video services including basic and premium programming, as well as advanced service offerings such as high definition (HD) channels, digital video recorder (DVR), HD DVR and video-on-demand (VoD);

•

next-generation broadband internet services with downstream speeds of up to 120 megabits per second, or Mbps, in Chile and 100 Mbps in Puerto Rico, the fastest speeds offered in the majority of our footprints;

•

feature-rich telephony that includes unlimited usage and complementary voice services (offering unlimited network, national or international calling, unlimited off-peak calling and minute packages); and

•	mobile voice and data services in Chile through a mobile virtual network operator (MVNO) arrangement.

We offer our video, broadband internet and fixed-line telephony services individually as well as in “bundles,” which consist of “double-play” for two services and “triple-play” for three services. Our customers enjoy the benefit of bundled services as a result of their ease of use, simplicity and economic efficiency.

LiLAC Strategic Focus and Core Strengths

We believe that the following strategic focus and core strengths contribute to our success and are differentiating factors that set us apart from our competitors.

•

We Own and Operate Advanced Networks. Our high-quality broadband networks are the building blocks of our strategy. Our video, broadband internet and fixed-line telephony offerings in Latin America are transmitted over an industry standard, hybrid fiber coaxial cable network architecture that is composed primarily of fiber optic cable that connects the hub to the neighborhood and a coaxial distribution cable for connection to the home. Our networks are two-way capable over most of our Latin American footprint and are increasingly being upgraded to 1 GHz of bandwidth. Additionally, our ultra-high-speed internet service is based on DOCSIS 3.0 technology, and we plan to upgrade to DOCSIS 3.1 technology in both Chile and Puerto Rico once it becomes available. These investments in our networks and technological upgrades allow us to deliver market-leading products and services and retain our internet speed leadership.

In Chile, our network:

•

has nationwide presence, reaching approximately 3.0 million homes, residential multiple dwelling units or commercial units that can be connected to our network without materially extending the distribution plant (Homes Passed), approximately 53% of the homes in Chile;

•	is over 80% two-way capable; and

•	has been almost 50% upgraded to 1 GHz of capacity, with more than 85% of the VTR network upgraded to at least 750 MHz of capacity.

In Puerto Rico, our network:

•	reaches approximately 706,000 Homes Passed, representing approximately 54% of the homes in Puerto Rico;

•	is 100% digital and two-way capable; and

•	has been approximately 50% upgraded to at least 860 MHz of capacity, and Liberty Puerto Rico is beginning to upgrade its network to 1 GHz of capacity.

•	We Are the Triple-Play Leader in Each of Our Markets.

In Chile:

•	VTR was the first company in Latin America to launch a triple-play package in 2000;

•

VTR had a bundling ratio (RGUs per Customer Relationship) of approximately 2.15 at September 30, 2014, one of the highest bundling ratios in the region, with almost 70% of VTR’s customers subscribing to more than one service offering; and

•	for the nine months ended September 30, 2014, approximately 65% of VTR’s new customers subscribed to a triple-play offering.

In Puerto Rico:

•	Liberty Puerto Rico was the first company on the island to launch a triple-play package in 2003;

•	Liberty Puerto Rico had a bundling ratio of approximately 2.07 at September 30, 2014, with over 60% of Liberty Puerto Rico’s customers subscribing to more than one service offering; and

•	for the nine months ended September 30, 2014, almost 70% of Liberty Puerto Rico’s new customers subscribed to a bundled offering.

•

Our Video Success is Underpinned by Innovation. We have a history of introducing innovative video offerings that are attractive to customers. For example, VTR was the first cable operator in Latin America to offer HD channels and the first cable operator in Chile to offer transaction and subscription VoD. Liberty Puerto Rico was the first cable operator on the island to launch a transaction VoD service. Our ability to be the first to market with new and innovative products and services has contributed to our growing video subscriber base. Currently, we are in the process of developing our advanced, cloud-based next generation user interfaces for our Latin American operations based on advanced technologies, including Liberty Global’s “Horizon TV,” which we believe will allow us to continue to retain and attract new video customers.

•

Our Broadband Internet Speeds Are among the Fastest Offered in Our Markets. We offer the fastest broadband speeds within the majority of our Latin American footprints, offering up to 120 Mbps in Chile and up to 100 Mbps in Puerto Rico, and we believe our speed leadership has contributed to our success in broadband. We have made significant investments in our networks to maintain our high-speed transmission rates, and we believe this is one of our key competitive advantages in the marketplace. Our strategy is to continue to increase our maximum broadband speeds and to offer varying tiers of service speed and price through a variety of bundled offerings.

•	We Have Strong Market Positions.

•

VTR is the largest cable operator in Chile in terms of number of subscribers, the largest provider of broadband internet services in its footprint and the second largest in Chile in terms of number of subscribers, and the second largest fixed-line telephony provider in Chile in terms of lines in service; and

•

Liberty Puerto Rico is the largest cable operator island-wide in terms of number of subscribers, the second largest provider of broadband internet services island-wide in terms of number of subscribers and the second largest fixed-line telephony provider in Puerto Rico in terms of lines in service.

•

We Have Premier Brands in Our Markets Reflecting Our Sustained Commitment to Our Customers, Employees and Communities. As we compete in both the Chilean and Puerto Rican markets, we believe a differentiating factor and one of the keys to our operating success has been the strength of our brands, which contributes significantly to customer loyalty and retention, as well as to the positive perception afforded us by various constituents including our employees, customers, regulators and other market participants. Our brand reputation and focus on customers, employees and communities is evidenced by various awards presented to us, led by VTR, including:

•

recognition of VTR as one of the 25 Best Places to Work (trademark, GPTW) in Chile, consistently every year since 2008, and as one of the Top 20 Most Socially Responsible Companies in Chile by Prohumana, consistently every year since 2010; and

•

VTR has been recognized on several occasions as the best internet service provider, as well as the best fixed-line telephony service company in Chile by the Customer Satisfaction Index. Additionally, VTR has also been recognized with the 2013 Premio Lealtad del Consumidor NPS (or Consumer Loyalty and Net Promoter Score), a top award in Chile for excellence in customer service, and has won Effie Awards, which honor effective marketing communications ideas around the world.

•

Our Latin American Operations Benefit from a Multi-Layered Group of Highly Experienced Management. Our Latin American operations benefit from management expertise at Liberty Global as well as at the Latin American divisional and local operating levels. Liberty Global’s senior management is well-versed in capitalizing on strategic initiatives, technological innovation, and finance and acquisition strategy in multiple markets around the world. In addition, our Latin American operations benefit from an experienced and focused Latin American management team with significant industry expertise in our markets, a proven track record of technological innovation and collaboration as well as a unique knowledge of Latin American operations, finance, governance and corporate strategy.

•	We Have an Established Record of Strong Operating and Financial Performance. Our Latin American operations have a proven track record of growth in customers, RGUs and revenue.

•	Our Latin American customer and RGU base has grown from 1.4 million customers and 2.9 million RGUs at December 31, 2012 to 1.5 million customers and 3.2 million RGUs at September 30, 2014.

•	VTR has driven most of this performance, organically adding 55,400 customers and 129,100 RGUs during 2013 and 30,000 customers and 82,200 RGUs during the first three quarters of 2014.

•

Our revenue attributed to the LiLAC Group has increased from $1.0 billion for the year ended December 31, 2011 to $1.225 billion for the twelve months ended September 30, 2014, reflecting the impact of a November 2012 acquisition in Puerto Rico and strong organic growth.

•	On an organic basis, the revenue growth of our Latin American operations was 4% for the nine months ended September 30, 2014, 7% for fiscal 2013 and 6% for fiscal 2012.

For more information regarding our historical financial and operating results, including a description of how we calculate organic revenue growth, see “Summary Combined Financial Information and Operating Data” and “Annex F: Attributed Financial Information: Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

LiLAC Opportunities

We believe that the pay television and broadband communications markets in Latin America present multiple opportunities for growth, both organically and through strategic acquisitions. The key elements of our long-term strategy to grow our business in this region include:

•

Leverage Our Product Leadership to Drive Increases in Our Subscriber Base. We believe that our product offerings represent a compelling value proposition and are increasingly differentiated from those of our competitors. Through continued product innovation, enhancements to the speeds delivered by our broadband product and improvements to our bundled offerings, we believe we are well-positioned to capitalize on further subscriber growth, as pay television and broadband penetration expand within our footprints. By capitalizing on our suite of market-leading bundled product offerings, we have a significant opportunity to increase our RGU base and drive growth in ARPU. We believe that emphasizing bundled offerings, especially the triple-play, creates greater customer loyalty and decreases our churn.

•

Exploit Next-Generation Technology to Enhance Video Offering. Set-top boxes are becoming increasingly more interactive through the addition of menus and applications with desktop computer-like interfaces, internet browsing and the ability to view personal media content. We continue to innovate and develop our cloud-based, next-generation user interfaces for our Latin American operations, based on advanced technologies including Liberty Global’s “Horizon TV.” Implementation of our next-generation technology will allow customers to view and share content through multiple devices, such as televisions, computers, tablets and smartphones. By strengthening the attractiveness of our video offering and improving the in-home video viewing experience, we believe we will be further differentiated in the marketplace and well-positioned to drive video customer growth and reduce churn.

•

Develop Mobile and Business-to-Business Opportunities. Beyond our core residential distribution business, we believe there are substantial revenue growth opportunities in areas such as mobile services and business-to-business (B2B). Through the first three quarters of 2014, mobile services revenue (excluding mobile interconnect revenue and revenue from mobile handset sales) and B2B revenue accounted for only approximately 1.9% and less than 0.5%, respectively, of consolidated revenue attributed to the LiLAC Group. We intend to capitalize on these revenue growth opportunities by focusing on the Chilean post-paid mobile market, exploring potential mobile opportunities in Puerto Rico and further developing our B2B operations and service capabilities in both markets.

•

Improve Efficiency of Our Operations. We will look to further improve the efficiency of our operations through a combination of market-specific initiatives and joint strategies across both Chile and Puerto Rico. In particular, we believe there are opportunities to expand our use of lower cost sales channels and improve our billing and collection processes and services. We intend to increase the collaboration between our operations in Chile and Puerto Rico, as well as work together with our European counterparts, in order to leverage their respective resources and experiences to drive improvement in areas such as procurement, marketing and programming. We are also exploring ways in which we can more closely align the product development roadmap in our Latin American operations, which should result in cost benefits and improved time-to-market for our next-generation products and services.

•

Capitalize on Potential Investment Opportunities in Latin America. We believe that the telecommunications and pay television landscape in Latin America is highly fragmented, and that there are a number of potential investment opportunities throughout the region, including in the markets in which we currently operate. Consistent with Liberty Global practice, we will remain disciplined in our approach with respect to any potential opportunities and will look to expand our reach and scale in Latin America through transactions that could include acquisitions of, or investments in, other multi-system operators and complementary businesses. Additionally, we believe that Latin America’s attractive demographics, with younger, tech-savvy consumers and improving socioeconomic conditions, as well as the region’s improving macroeconomic conditions that lead to higher levels of disposable income and expanding purchasing power, add to the attractiveness of potential investment opportunities in Latin America.

The Transaction

If the Transaction Proposals are approved, and subject to approval of our board of directors or a duly appointed committee immediately prior to the Bonus Issue, we will adopt our new articles of association, which will authorize us to issue LiLAC Ordinary Shares, will set out the rights attaching to such shares and will make certain modifications to the terms of the Liberty Global Ordinary Shares. If that approval is obtained, and certain other conditions are satisfied or waived, our board of directors intends to subsequently capitalize a portion of our share premium account and issue LiLAC Ordinary Shares to the holders of Liberty Global Ordinary Shares in the Bonus Issue.

In the Transaction, each holder of Liberty Global Class A, Class B or Class C Ordinary Shares would receive, for every 20 Liberty Global Ordinary Shares held by such holder as of 5 p.m. New York City time/10 p.m. London time on the bonus issue record date, one share of the corresponding class of LiLAC Ordinary Shares. Based on the numbers of Liberty Global Ordinary Shares of the relevant classes outstanding as of December 22, 2014, we expect to issue approximately [            ] million of LiLAC Class A Ordinary Shares, [            ] million of LiLAC Class B Ordinary Shares and [            ] million of LiLAC Class C Ordinary Shares to holders of Liberty Global Class A, Class B and Class C Ordinary Shares, respectively, in the Transaction as follows:

•

each holder of Liberty Global Class A Ordinary Shares would receive one LiLAC Class A Ordinary Share for every 20 Liberty Global Class A Ordinary Shares held by such holder as of the bonus issue record date;

•

each holder of Liberty Global Class B Ordinary Shares would receive one LiLAC Class B Ordinary Share for every 20 Liberty Global Class B Ordinary Shares held by such holder as of the bonus issue record date; and

•

each holder of Liberty Global Class C Ordinary Shares would receive one LiLAC Class C Ordinary Share for every 20 Liberty Global Class C Ordinary Shares held by such holder as of the bonus issue record date.

Any fractional entitlements to LiLAC Ordinary Shares will be aggregated and sold on behalf of the relevant shareholders, and the company will pay such holders an amount in cash equal to their proportionate proceeds of the sale.

The number of outstanding Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares will not change as a result of the Transaction.

The LiLAC Ordinary Shares are intended to track and reflect the separate economic performance of the LiLAC Group, which will initially comprise (i) VTR Finance B.V. (VTR Finance) and its subsidiaries, which include VTR GlobalCom and VTR Wireless, (ii) Lila Chile Holding BV, which is the parent entity of VTR Finance, (iii) LGI Broadband Operations, Inc. and its subsidiaries, which include our 60% controlling interest in Liberty Puerto Rico, and (iv) the costs associated with certain corporate employees of Liberty Global that are exclusively focused on the management of our Latin American operations (the LiLAC Corporate Costs). As of September 30, 2014, these entities had (i) cash and cash equivalents in the amount of approximately $71.1 million and (ii) approximately $2.7 billion in total liabilities, including $2.1 billion in debt and capital lease obligations, primarily related to the $1.4 billion principal amount of 6.875% senior secured notes issued by VTR Finance, the parent of VTR, and the bank facility of Liberty Puerto Rico. We have allocated cash and debt to the LiLAC Group based on the cash held and debt owed by these entities and their subsidiaries. All debt owed by these entities is non-recourse to Liberty Global plc or any entities in the Liberty Global Group. We also intend, prior to the Bonus Issue, to contribute to Lila Chile Holding BV an amount of cash as determined by our board of directors to provide the LiLAC Group with additional liquidity to fund, among other things, acquisitions and ongoing operating costs and expenses.

All of our other businesses, assets and liabilities not attributed to the LiLAC Group would be attributed to the Liberty Global Group.

The percentage of total revenue, loss from continuing operations, total assets and total liabilities of our company that we intend to be attributable to each of the Liberty Global Group and the LiLAC Group are set forth in the table below. Our proposed management and allocation policies will give us and our board of directors’ discretion to attribute future assets and liabilities to either group and to re-attribute existing assets from one group to the other. See “The Transaction Proposals — Management and Allocation Policies.”

	Nine Months ended September 30, 2014		As of September 30, 2014
	Total Revenue	Loss from Continuing Operations	Total Assets (1)	Total Liabilities (1)
Liberty Global Group	93.4%	99.8%	95.6%	95.1%
LiLAC Group	6.6%	0.2%	4.6%	5.2%

(1)	Due to the impact of inter-group eliminations, amounts do not total to 100%.

Tracking shares, such as the LiLAC Ordinary Shares, are a type of ordinary share that the issuing company intends to reflect or “track” the economic performance of a particular business or “group,” rather than the economic performance of the company as a whole. While the Liberty Global Group and the LiLAC Group will have separate collections of businesses, assets and liabilities attributed to them, neither of these groups will be separate legal entities and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of LiLAC Ordinary Shares have no direct claim to the LiLAC Group’s assets and are not represented by a separate board of directors. Instead, holders of LiLAC Ordinary Shares, along with holders of Liberty Global Ordinary Shares, are shareholders of Liberty Global, and they are therefore subject to all of the risks and liabilities of Liberty Global. Liberty Global will continue to have a single board of directors following the Transaction.

The following summarizes selected terms of the Transaction Proposals and the Transaction. For more information, please see “The Transaction Proposals.”

The Transaction Proposals; Our New Articles

Under the Transaction Proposals, you are being asked to approve our new articles of association, the related management and allocation policies and an administrative resolution required under the Companies Act to permit future sub-divisions and consolidations of our shares. The LiLAC Ordinary Shares to be authorized pursuant to the Transaction Proposals are intended to track and reflect the economic performance of the LiLAC Group. All of our businesses, assets and liabilities not attributed to the LiLAC Group would be attributed to the Liberty Global Group. However, our board of directors reserves the right to change the businesses, assets and liabilities attributable to these groups at any time in accordance with our proposed management and allocation policies. See “The Transaction Proposals — Management and Allocation Policies.”

Like the Liberty Global Ordinary Shares, the LiLAC Ordinary Shares will be divided into three classes: Class A, Class B and Class C. The LiLAC Class B Ordinary Shares will entitle the holder to 10 votes per share, the LiLAC Class A Ordinary Shares will entitle the holder to one vote per share, and the LiLAC Class C Ordinary Shares will not entitle the holder to any voting rights, except as required under applicable law or our new articles.

Differences between the Liberty Global Ordinary Shares before and after the Transaction and the LiLAC Ordinary Shares are described under “The Transaction Proposals — Description of the New LiLAC Ordinary Shares and Liberty Global Ordinary Shares under Our New Articles of Association and Comparison to the Liberty Global Ordinary Shares under Our Current Articles of Association.”

Reasons for the Transaction Proposals and the Transaction	If the Transaction Proposals are approved and the Transaction is implemented, we expect the Transaction to, among other things:

•

allow our shareholders and future investors greater choice, depending on their particular investment objectives and regional focus, and, in particular, provide an attractive option to investors focused on the broadband communications industry in Latin America;

•	increase investor awareness of the businesses and assets attributed to the LiLAC Group by providing enhanced information about our Latin American operations;

•

permit us to raise capital for the distinct needs and requirements of the Liberty Global Group or the LiLAC Group by offering equity (including in connection with acquisitions of other Latin American broadband communications companies and related businesses) that tracks the performance of the businesses and assets attributed to that group;

•	facilitate equity incentive compensation plans that more closely align executive compensation with the performance of the group to which employees and management devote their time;

•

retain the advantages of doing business as a single company, such as shared management expertise, synergies related to technology and purchasing power and potentially lower borrowing costs and corporate overhead; and

•	preserve flexibility regarding our future legal structure, asset segmentation and capital restructurings.

For a more detailed discussion of the background and positive and potentially negative results of the approval of the Transaction Proposals, see “The Transaction Proposals — Background and Reasons for the Transaction Proposals.”

Not a Spin-Off

Approval of the Transaction Proposals will not result in a spin-off of our Latin American operations. All of the businesses, assets and liabilities attributed to each group will remain part of our company as a whole. Our board of directors believes that long-term shareholder value will be enhanced by creating the LiLAC Ordinary Shares intended to track and reflect the economic performance of our Latin American operations. All of our businesses, however, will continue to benefit from the synergies of being part of the same company, such as shared managerial expertise, synergies relating to technology and purchasing arrangements, potentially lower borrowing costs in some instances and potential cost savings in corporate overhead and other expenses. No assurance can be given, however, that the benefits of each group being in the same company will exceed the potential value that could be realized if the LiLAC Group was a separate company.

Management and Allocation Policies

In connection with the Transaction and the issuance of the LiLAC Ordinary Shares, we are seeking approval of management and allocation policies, which are designed to assist us in presenting the business and operations of the LiLAC Group separately from the Liberty Global Group. These policies establish guidelines to help us, among other things, attribute debt, corporate overhead, interest, taxes and other shared benefits, liabilities or activities between the Liberty Global Group and the LiLAC Group, determine how to resolve conflicts between the two groups, determine how dividends will be paid to holders of Liberty Global Ordinary Shares and LiLAC Ordinary Shares and how share repurchases will be conducted, provide for the recognition of inter-group interests and the making of inter-group loans, and allocate corporate opportunities. Our board may, in its sole discretion, modify these policies at any time without shareholder approval. We will notify shareholders of any material modification, change or exception made to these policies or adoption of any material additions to these policies through the filing of a Current Report on Form 8-K. However, we may not notify our shareholders of any modifications, changes, exceptions or additions if we determine them not to be material.

No Effect on Management	No changes in senior management are currently planned as a result of the Transaction.

Effect on Financial Statements

For purposes of preparing the attributed financial information of the Liberty Global Group and the LiLAC Group included in this proxy statement/prospectus, we have attributed certain of our consolidated assets, liabilities, revenue, expenses and cash flows to each of these two groups. Following the Transaction, we will present unaudited attributed financial information that will show the attribution of our assets, liabilities, revenue, expenses and cash flow between the Liberty Global Group and the LiLAC Group. We will file this attributed financial information as exhibits to our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. In addition, we will present earnings per share for each of the Liberty Global Ordinary Shares and the LiLAC Ordinary Shares. We will, however, retain all beneficial ownership and control of the assets and operations we attribute to our two groups and you will be subject to the risks associated with an investment in our company as a whole.

Conditions to the Transaction	The Transaction is subject to the following conditions:

•	the receipt of the Transaction Approvals at the General Meeting and the Class Meetings;

•

the receipt of the opinion of Shearman & Sterling (London) LLP, in form and substance reasonably acceptable to Liberty Global and subject to the accuracy of the statements, representations, covenants and assumptions upon which the opinion is based, to the effect that under applicable U.K. income tax and corporation tax law and HM Revenue & Customs (HMRC) published practice: (i) the Transaction should be treated as a “reorganisation” within the meaning of Section 126 of the U.K. Taxation of Chargeable Gains Act 1992, (ii) the LiLAC Ordinary Shares should be treated as shares in Liberty Global for U.K. tax purposes, (iii) no gain or loss should be recognized by Liberty Global (including its subsidiaries) as a result of the issuance of the LiLAC Ordinary Shares, and (iv) holders of Liberty Global Ordinary Shares should not recognize any taxable income, gain or loss as a result of the issuance of LiLAC Ordinary Shares (except, potentially, with respect to the receipt of any cash in lieu of fractional LiLAC Ordinary Shares);

•

the receipt of the opinion of Shearman & Sterling LLP, in form and substance reasonably acceptable to Liberty Global and subject to the accuracy of the statements, representations, covenants, and assumptions upon which the opinion is based, to the effect that under applicable U.S. federal income tax law: (i) the Transaction should be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the Code), (ii) the LiLAC Ordinary Shares should be treated as stock of Liberty Global for U.S. federal income tax purposes, (iii) no gain or loss should be recognized by Liberty Global (including its subsidiaries) as a result of the issuance of the LiLAC Ordinary Shares, (iv) holders of Liberty Global Ordinary Shares should not recognize any taxable income, gain or loss as a result of the issuance of the LiLAC Ordinary Shares (except with respect to the receipt of any cash in lieu of fractional LiLAC Ordinary Shares) and (v) the LiLAC Ordinary Shares should not constitute “Section 306 stock” within the meaning of Section 306(c) of the Code;

•

(i) the effectiveness under the Securities Act of 1933, as amended (the Securities Act), of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, relating to the issuance of the LiLAC Ordinary Shares, and (ii) the effectiveness of the registration of the LiLAC Ordinary Shares under Section 12(b) of the Exchange Act;

•	the approval by Nasdaq of the listing of the LiLAC Ordinary Shares; and

•	the receipt of any other regulatory or contractual approvals that our board determines to obtain.

Our board reserves the right to waive the sixth condition above. The remainder of the foregoing conditions above are non-waivable.

No Regulatory Approvals	No material U.K. or U.S. state or federal regulatory approvals are required to effect the Transaction.

Board Discretion to Implement the Transaction

The allotment and issue of the LiLAC Ordinary Shares and the adoption of our new articles of association reflecting the Transaction Proposals are conditional upon the approval of our board of directors or a duly appointed committee immediately before the allotment and issue of the LiLAC Ordinary Shares, even after the Transaction Proposals have been approved by our shareholders and the other conditions to the Transaction have been satisfied or waived.

Material U.K. Tax Consequences of the Transaction

It is a non-waivable condition to the completion of the Transaction that we receive an opinion from Shearman & Sterling (London) LLP, in form and substance reasonably acceptable to Liberty Global and subject to the accuracy of the statements, representations, covenants, and assumptions upon which the opinion is based, to the effect that under applicable U.K. income tax and corporation tax law and HMRC published practice:

•	the Transaction should be treated as a “reorganisation” within the meaning of Section 126 of the U.K. Taxation of Chargeable Gains Act 1992;

•	the LiLAC Ordinary Shares should be treated as shares in Liberty Global for U.K. tax purposes;

•	no gain or loss should be recognized by Liberty Global (including its subsidiaries) as a result of the issuance of the LiLAC Ordinary Shares; and

•

holders of Liberty Global Ordinary Shares should not recognize any taxable income, gain or loss as a result of the issuance of the LiLAC Ordinary Shares (except, potentially, with respect to the receipt of any cash in lieu of fractional LiLAC Ordinary Shares).

Please see “Material Tax Consequences of the Transaction —Material U.K. Tax Consequences” for more information regarding the opinion of Shearman & Sterling (London) LLP and the tax consequences of the Transaction. Opinions of counsel are not binding on HMRC or a court and the conclusions expressed in such opinion could be challenged by HMRC and a court could sustain such challenge.

The tax consequences of the Transaction for you will depend on your particular tax situation. We urge you to consult your own tax advisor to determine the tax consequences of the Transaction and the ownership of LiLAC Ordinary Shares to you.

Material U.S. Federal Income Tax Consequences of the Transaction

It is a non-waivable condition to the completion of the Transaction that we receive an opinion from Shearman & Sterling LLP, in form and substance reasonably acceptable to Liberty Global and subject to the accuracy of the statements, representations, covenants, and assumptions upon which the opinion is based, to the effect that under applicable U.S. federal income tax law:

•	the Transaction should be treated as a reorganization within the meaning of Section 368(a) of the Code;

•	the LiLAC Ordinary Shares should be treated as stock of Liberty Global for U.S. federal income tax purposes;

•	no gain or loss should be recognized by Liberty Global (including its subsidiaries) as a result of the issuance of the LiLAC Ordinary Shares;

•

holders of Liberty Global Ordinary Shares should not recognize any taxable income, gain or loss as a result of the issuance of the LiLAC Ordinary Shares (except with respect to the receipt of any cash in lieu of fractional LiLAC Ordinary Shares); and

•	the LiLAC Ordinary Shares should not constitute “Section 306 stock” within the meaning of Section 306(c) of the Code.

Please see “Material Tax Consequences of the Transaction — Material U.S. Federal Income Tax Consequences” for more information regarding the opinion of Shearman & Sterling LLP and the tax consequences of the Transaction. Opinions of counsel are not binding on the Internal Revenue Service (IRS) or a court and the conclusions expressed in such opinion could be challenged by the IRS and a court could sustain such challenge.

The tax consequences of the Transaction for you will depend on your particular tax situation. We urge you to consult your own tax advisor to determine the tax consequences of the Transaction and the ownership of LiLAC Ordinary Shares to you.

Treatment of Outstanding Equity Awards

As a result of the Transaction, all holders of an option award, a share appreciation right (SAR) or unvested restricted share unit with respect to Liberty Global Ordinary Shares will have such original award adjusted to take into account the Bonus Issue such that the fair value of such award immediately following the Bonus Issue will be substantially the same as the fair value of such award immediately prior to the Bonus Issue. For additional information on the treatment of these equity awards in the Transaction, see “The Transaction Proposals — Treatment of Share Options and Other Awards.”

No Dissenters’ Rights	Holders of Liberty Global Ordinary Shares will not have dissenters’ appraisal rights or similar rights in connection with the Transaction.

Stock Exchange Listings

There is currently no public market for the LiLAC Ordinary Shares. We have applied to list the LiLAC Class A, Class B and Class C Ordinary Shares on the NASDAQ Global Select Market (Nasdaq) under the symbols “LILA,” “LILAB” and “LILAK,” respectively. The Liberty Global Class A, Class B and Class C Ordinary Shares will continue to trade on Nasdaq under the symbols “LBTYA,” “LBTYB” and “LBTYK” following the Transaction.

Transfer Agent and Registrar for the Liberty Global Ordinary Shares	Computershare Trust Company, N.A.

Recommendation of the Board	Our board has unanimously approved each of the Proposals and unanimously recommends that holders of Liberty Global Ordinary Shares vote “FOR” each of the resolutions comprising the Proposals.

Risk Factors

Please see “Risk Factors” starting on page 26 for a discussion of risks that should be considered in connection with the Transaction and an investment in our ordinary shares, including risk factors relating to our new equity capital structure and risk factors relating to our company, the Liberty Global Group and the LiLAC Group. The risk factors relating to our new equity capital structure include the following matters:

•

holders of Liberty Global Ordinary Shares and LiLAC Ordinary Shares will be subject to the risks associated with an investment in our company as a whole as opposed to an investment in one particular group;

•	our board’s ability to reattribute assets and liabilities to the Liberty Global Group and the LiLAC Group may make it difficult to assess future prospects of the LiLAC Group based on past performance;

•	we could be required to use assets attributed to one group to satisfy liabilities attributed to the other group;

•

the market price of the LiLAC Ordinary Shares could be volatile, may be affected by factors that do not affect traditional ordinary shares, may not reflect the performance of the groups and could be adversely affected by events involving assets or liabilities attributed to the other group;

•	we have not historically paid and do not presently intend to pay cash dividends on the Liberty Global Ordinary Shares or the LiLAC Ordinary Shares for the foreseeable future;

•

our tracking share structure could create conflicts of interest and our board of directors may make decisions which adversely affect only some holders of our shares and with respect to which affected holders may have no or limited remedies;

•

we have not adopted any specific procedures for consideration of matters involving a divergence of interests among holders of our two groups of ordinary shares, or among holders of different classes of shares relating to a specific group, other than the management and allocation policies described in this proxy statement/prospectus;

•	our board of directors may change the management and allocation policies following their implementation without shareholder approval;

•	our management and allocation policies give our board of directors significant discretion;

•	our board of directors may, in its sole discretion, elect to redesignate, or convert, the LiLAC Ordinary Shares into Liberty Global Ordinary Shares, thereby changing the nature of your investment;

•

in connection with a distribution to holders of LiLAC Ordinary Shares of one of our subsidiaries holding assets attributed to the LiLAC Group, we may reduce the number of LiLAC Ordinary Shares outstanding proportionally, thereby reducing the voting power and liquidity of such shares;

•

a third party could acquire control of our company pursuant to an offer to acquire some or all of the Liberty Global Ordinary Shares only, leaving the holders of LiLAC Ordinary Shares as minority shareholders;

•	in the event of a sale of assets or a liquidation, holders of Liberty Global Ordinary Shares or LiLAC Ordinary Shares may receive less than if the attributable group was a separate company;

•

certain protections that our new articles provide to holders of LiLAC Ordinary Shares in the event of a disposition of not less than 80% of the fair value of the assets of the LiLAC Group may not apply if we do not have sufficient distributable reserves or share premium following such disposition;

•	in the event of a liquidation of Liberty Global, holders of Liberty Global Ordinary Shares and LiLAC Ordinary Shares will not have priority with respect to the assets attributed to a particular group;

•

holders of LiLAC Ordinary Shares will vote together as a single class with holders of Liberty Global Ordinary Shares for most matters and, as a result, are likely to be outvoted in those circumstances;

•	our capital structure may inhibit or prevent third parties from acquiring either the Liberty Global Group or the LiLAC Group;

•	no tax authority ruling has been obtained with respect to the income or corporate tax consequences of the Transaction;

•	transfers of LiLAC Ordinary Shares may be subject to U.K. stamp duty or U.K. stamp duty reserve tax; and

•	if the LiLAC Ordinary Shares are not eligible for deposit and clearing within the facilities of the Depositary Trust Company, transactions in the shares may be disrupted.

Comparative Per Share Market Price and Dividend Information

Market Price

We have three classes of ordinary shares, Liberty Global Class A, Class B and Class C, which trade on Nasdaq under the symbols “LBTYA,” “LBTYB” and “LBTYK,” respectively. The following table sets forth the range of high and low sales prices of Liberty Global Class A, Class B and Class C Ordinary Shares for the periods indicated. Historical prices have been adjusted to account for our share dividend of Liberty Global Class C Ordinary Shares paid to holders of Liberty Global Ordinary Shares in the first quarter of 2014. For periods prior to the June 7, 2013 completion of our acquisition of Virgin Media, amounts represent prices for shares of Series A, Series B and Series C common stocks of our predecessor, Liberty Global, Inc.

	Liberty Global
	Class/Series A		Class/Series B		Class/Series C
	High	Low	High	Low	High	Low
Year ended December 31, 2014
First quarter	$47.27	$40.01	$46.74	$40.84	$44.35	$38.43
Second quarter	$45.79	$37.98	$46.07	$38.46	$43.83	$36.98
Third quarter	$45.12	$41.14	$46.91	$42.66	$43.43	$39.64
Fourth Quarter (through December 19)	$53.47	$39.95	$53.65	$40.12	$51.46	$39.31
Year ended December 31, 2013
First quarter	$38.20	$32.60	$37.14	$33.00	$34.99	$29.36
Second quarter	$41.13	$35.78	$40.03	$36.89	$37.60	$32.80
Third quarter	$42.89	$37.76	$42.46	$37.49	$39.99	$34.60
Fourth quarter	$46.52	$38.84	$46.08	$40.15	$43.19	$36.15
Year ended December 31, 2012
First quarter	$27.03	$21.37	$26.73	$21.35	$25.36	$20.36
Second quarter	$26.64	$23.33	$26.51	$23.88	$25.05	$22.02
Third quarter	$31.71	$25.21	$30.88	$25.08	$28.96	$23.51
Fourth quarter	$33.24	$28.10	$32.76	$28.86	$30.39	$25.78

As of October 21, 2014, the last trading day prior to the public announcement of the Liberty Global board’s intention to seek the approval of shareholders to effect the Transaction and the initial filing of the registration statement of which this proxy statement/prospectus forms a part, Liberty Global Class A Ordinary Shares closed at $43.58 and Liberty Global Class C Ordinary Shares closed at $42.51. As of October 15, 2014, the last trading day prior to the initial filing of the registration statement of which this proxy statement/prospectus forms a part, on which a price was reported by Nasdaq, Liberty Global Class B Ordinary Shares closed at $40.13. As of December         , 2014, the most recent practicable date prior to the mailing of this proxy statement/prospectus, Liberty Global Class A Ordinary Shares closed at $[        ], Liberty Global Class B Ordinary Shares closed at $[        ] and Liberty Global Class C Ordinary Shares closed at $[        ].

Dividends

We have not paid any cash dividends on any of our ordinary shares, and we have no present intention of so doing in the future. Payment of cash dividends, if any, in the future, will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations, including applicable laws in England and Wales. In the first quarter of 2014, our board of directors approved a share dividend of one Liberty Global Class C Ordinary Share on each outstanding Liberty Global Class A, Class B and Class C Ordinary Share. This dividend was paid on March 3, 2014.

Summary Attributed Historical Financial Data

Liberty Global

The following tables set forth our historical financial data as of September 30, 2014 and December 31, 2013 and 2012 and for the nine months ended September 30, 2014 and 2013 and each of the years in the three-year period ended December 31, 2013. The following information is qualified in its entirety by, and should be read in conjunction with, our unaudited quarterly condensed consolidated financial statements and our audited consolidated financial statements and notes thereto for the periods presented and the corresponding Management’s Discussion and Analysis of Results of Operations and Financial Condition, which have been incorporated by reference herein.

	September 30, 2014	December 31,
		2013	2012
	in millions
Summary Balance Sheet Data (a):
Property and equipment, net	$22,119.6	$23,974.9	$13,437.6
Goodwill	$22,395.9	$23,748.8	$13,877.6
Total assets	$62,240.0	$67,714.3	$38,307.7
Debt and capital lease obligations, including current portion	$41,132.8	$44,704.3	$27,524.5
Total equity	$10,307.2	$11,541.5	$2,085.1

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012	2011
	in millions, except per share amounts
Summary Statement of Operations Data (a):
Revenue	$13,633.1	$10,006.2	$14,474.2	$9,930.8	$9,118.3
Operating income	$1,954.9	$1,494.5	$2,012.1	$1,983.1	$1,822.9
Loss from continuing operations (b)	$(478.3)	$(777.8)	$(882.0)	$(583.9)	$(801.5)
Loss from continuing operations attributable to Liberty Global shareholders	$(505.1)	$(828.4)	$(937.6)	$(623.7)	$(841.0)
Basic and diluted loss from continuing operations attributable to Liberty Global shareholders per share	$(0.64)	$(1.31)	$(2.79)	$(2.33)	$(3.19)

(a)

We acquired Virgin Media on June 7, 2013, OneLink Communications on November 8, 2012, KabelBW GmbH (KBW) on December 15, 2011 and Aster Sp. z.o.o. on September 16, 2011. We sold substantially all of Chellomedia’s assets (the Chellomedia Disposal Group) on January 31, 2014 and Austar United Communications Limited (Austar) on May 23, 2012. Accordingly, our summary statement of operations data presents the Chellomedia Disposal Group, Austar and a less significant entity as discontinued operations during the applicable periods. We also completed a number of less significant acquisitions during the years presented.

(b)

Includes earnings from continuing operations attributable to noncontrolling interests of $26.8 million and $50.6 million for the nine months ended September 30, 2014 and 2013, respectively, and $55.6 million, $39.8 million and $39.5 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Summary Attributed Financial Information — General

The summary attributed financial information set forth below reflects the financial position and results of operations of the Liberty Global Group and the LiLAC Group as of and for the periods presented. Such information, which should be read in conjunction with the attributed financial information and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” included in Annex F to this proxy statement/prospectus, does not give effect to the issuance of the LiLAC Ordinary Shares or to the allocation of the costs of the Liberty Global Group’s corporate functions to the LiLAC Group that will be reflected in our attributed information following the issuance of the LiLAC Ordinary Shares. As a result, (i) the statement of operations information of the Liberty Global Group includes certain expenses that will be allocated to the LiLAC Group and (ii) we do not present earnings (loss) per share in the attributed financial information. For information concerning our policy for allocating the costs of the Liberty Global Group’s corporate functions to the LiLAC Group, see note 5 to our September 30, 2014 attributed financial information and note 5 to our December 31, 2013 attributed financial information, each included in Annex F to this proxy statement/prospectus.

The share-based compensation reflected in the accompanying attributed statement of operations information is based on the share incentive awards held by the employees of the respective entities comprising the Liberty Global Group and the LiLAC Group.

Liberty Global Group

The following tables set forth selected historical attributed unaudited financial data for the Liberty Global Group as of September 30, 2014, December 31, 2013 and 2012 and for the nine months ended September 30, 2014 and 2013 and each of the years in the three-year period ended December 31, 2013. The following information is qualified in its entirety by, and should be read in conjunction with, our unaudited quarterly condensed consolidated financial statements and our audited financial statements and notes thereto for the periods presented and the corresponding Management’s Discussion and Analysis of Results of Operations and Financial Condition, which have been incorporated by reference herein, and the attributed financial information included in Annex F to this proxy statement/prospectus.

	September 30, 2014	December 31,
		2013	2012
	in millions
Summary Balance Sheet Data:
Property and equipment, net	$21,285.2	$23,105.8	$12,416.1
Goodwill	$21,602.5	$22,893.3	$12,972.8
Total assets	$59,524.2	$65,459.4	$35,961.3
Debt and capital lease obligations, including current portion	$39,069.1	$43,923.8	$26,767.9
Total equity	$10,123.0	$10,042.2	$1,122.3

	Nine months ended
	September 30,		Year ended December 31,
	2014	2013	2013	2012	2011
	in millions, except per share amounts
Summary Statement of Operations Data:
Revenue	$12,726.8	$9,037.4	$13,186.7	$8,846.0	$8,114.3
Operating income	$1,780.7	$1,546.1	$1,989.2	$1,860.2	$1,671.8
Earnings (loss) from continuing operations	$(477.4)	$(677.6)	$(829.0)	$(646.1)	$(860.9)
Earnings (loss) from continuing operations attributable to Liberty Global shareholders	$(506.3)	$(754.5)	$(898.5)	$(667.3)	$(888.0)

LiLAC Group

The following tables set forth selected historical attributed unaudited financial data for the LiLAC Group as of September 30, 2014, December 31, 2013 and 2012 and for the nine months ended September 30, 2014 and 2013 and each of the years in the three-year period ended December 31, 2013. The following information is qualified in its entirety by, and should be read in conjunction with, our unaudited quarterly condensed consolidated financial statements and our audited financial statements and notes thereto for the periods presented and the corresponding Management’s Discussion and Analysis of Results of Operations and Financial Condition, which have been incorporated by reference herein, and the attributed financial information included in Annex F to this proxy statement/prospectus.

	September 30, 2014	December 31,
		2013	2012
	in millions
Summary Balance Sheet Data:
Property and equipment, net	$834.4	$869.1	$1,021.5
Goodwill	$793.4	$855.5	$904.8
Total assets	$2,861.0	$3,423.1	$2,908.4
Debt and capital lease obligations, including current portion	$2,073.6	$1,333.6	$1,304.7
Total equity	$184.2	$1,499.3	$962.8

	Nine months ended September 30,		Year ended December 31,
	2014	2013	2013	2012	2011
	in millions, except per share amounts
Summary Statement of Operations Data:
Revenue	$906.4	$969.8	$1,288.8	$1,086.1	$1,005.3
Operating income (loss)	$174.2	$(51.6)	$22.9	$122.9	$151.1
Earnings (loss) from continuing operations	$(0.9)	$(100.2)	$(53.0)	$62.2	$59.4
Earnings (loss) from continuing operations attributable to Liberty Global shareholders	$1.2	$(73.9)	$(39.1)	$43.6	$47.0

Recent Developments

Choice Acquisition

On December 9, 2014, an indirect wholly-owned subsidiary of Liberty Global, together with investment funds affiliated with Searchlight Capital Partners, L.P. (collectively, Searchlight), entered into an agreement to acquire 100% of the parent of Puerto Rico Cable Acquisition Company Inc., dba Choice CableTV (Choice), the second largest cable and broadband services provider in Puerto Rico (the Choice Acquisition). The transaction values Choice at an enterprise value, before transaction costs, of approximately $272.5 million. The purchase price is expected to be substantially funded through incremental debt borrowings at the combined Puerto Rican business. The Choice Acquisition is subject to customary closing conditions, including regulatory approvals, and is expected to close in the first half of 2015. Upon completion of the Choice Acquisition, Choice’s operations will be combined with those of Liberty Puerto Rico, and the combined business will be 60%-owned by Liberty Puerto Rico and 40%-owned by Searchlight and managed consistent with and subject to the terms of governance and ownership described in Annex E: Description of Our Latin American Operations — Arrangements with Minority Interest Holder in Liberty Puerto Rico. We will attribute our 60% interest in the combined company to the LiLAC Group.

RISK FACTORS

In addition to the other information contained in, incorporated by reference in or included as an Annex to this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote to approve the Transaction Proposals.

The risk factors described in this section have been separated into two groups:

•	risks that relate to our proposed new equity capital structure; and

•	risks that relate to Liberty Global and the businesses to be attributed to the Liberty Global Group and the LiLAC Group, which have been separated into five subcategories:

•	risks that relate to the competition we face and the technology used in our business generally;

•	risks that relate to our operating in overseas markets and being subject to foreign regulation, including risks that relate to our redomiciliation in the U.K.;

•	risks that relate to certain financial matters;

•	risks that specifically relate to the operations to be attributed to the LiLAC Group; and

•	other risks, including risks that, among other things, relate to our capitalization and the obstacles faced by anyone who may seek to acquire us.

The risks described below and elsewhere in this proxy statement/prospectus are not the only ones that relate to the Transaction and an investment in Liberty Global. The risks described below are considered to be the most material. However, there may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that also could have material adverse effects on Liberty Global or an investment in our ordinary shares. Past financial performance may not be a reliable indicator of future performance and historical trends may not foretell results or trends in future periods, especially given the current economic environment.

If any of the events described below were to occur, the businesses, prospects, financial condition, results of operations and/or cash flows of Liberty Global could be materially adversely affected. In any such case, the price of any or all of our ordinary shares could decline, perhaps significantly.

For the purposes of these risk factors, unless the context otherwise indicates, we have assumed that the Transaction Proposals have been approved and that the Transaction has been completed.

Risks Related to Our Proposed New Equity Capital Structure

Holders of LiLAC Ordinary Shares and Liberty Global Ordinary Shares will be shareholders of Liberty Global and are, therefore, subject to risks associated with an investment in our company as a whole, even if a holder does not own both LiLAC Ordinary Shares and Liberty Global Ordinary Shares. Even though we have attributed, for financial reporting purposes, all of our consolidated assets, liabilities, revenue, expenses and cash flows to either the LiLAC Group or the Liberty Global Group in order to prepare the attributed financial information included in this proxy statement/prospectus for each of those groups, we retain legal title to all of our assets and our capitalization does not limit our legal responsibility, or that of our subsidiaries, for the liabilities included in any set of financial statement schedules. Holders of LiLAC Ordinary Shares and Liberty Global Ordinary Shares will not have any legal rights related to specific assets attributed to either group and, in any liquidation, holders of LiLAC Ordinary Shares and Liberty Global Ordinary Shares will be entitled to receive a pro rata share of our available net assets based on their respective numbers of liquidation units. See “The Transaction Proposals — Description of the New LiLAC Ordinary Shares and Liberty Global Ordinary Shares under Our New Articles of Association and Comparison to the Liberty Global Ordinary Shares under Our Current Articles of Association — Liquidation.”

Our board of directors’ ability to reattribute businesses, assets and liabilities between the Liberty Global Group and the LiLAC Group may make it difficult to assess the future prospects of the LiLAC Group based on its past performance. Our board of directors will be vested with discretion to reattribute businesses, assets and liabilities that are attributed to either the Liberty Global Group or the LiLAC Group to the other group, without the approval of any of our shareholders. See “The Transaction Proposals — Management and Allocation Policies.” Any such reattribution made by our board of directors, as well as the existence of the right in and of itself to effect a reattribution, may impact the ability of investors to assess the future prospects of the LiLAC Group, including its liquidity and capital resource needs, based on its past performance. Shareholders may also have difficulty evaluating the liquidity and capital resources of the LiLAC Group based on past performance, as our board of directors may use Liberty Global Group’s liquidity to fund the LiLAC Group’s liquidity and capital expenditure requirements (or vice versa) through the use of inter-group loans or other inter-group arrangements.

We could be required to use assets attributed to one group to satisfy liabilities attributed to the other group. The assets attributed to the LiLAC Group are potentially subject to the liabilities attributed to the Liberty Global Group, even if those liabilities arise from lawsuits, contracts or indebtedness that are attributed to the Liberty Global Group. While our proposed management and allocation policies provide that reattributions of assets between groups will result in the creation of an inter-group loan or an inter-group interest or an offsetting reattribution of cash or other assets, no provision of our new articles prevents us from satisfying liabilities of the Liberty Global Group with assets of the LiLAC Group, and our creditors will not in any way be limited by our equity capital structure from proceeding against any assets they could have proceeded against if we did not have such a structure. Holders of Liberty Global Ordinary Shares may face similar considerations in that assets attributed to the Liberty Global Group may be required to be used to satisfy liabilities attributed to the LiLAC Group.

The market price of LiLAC Ordinary Shares may not reflect the performance of the LiLAC Group. We cannot assure you that the market price of the LiLAC Ordinary Shares will, in fact, reflect the performance of the group of businesses, assets and liabilities attributed to the LiLAC Group. Holders of LiLAC Ordinary Shares will be ordinary shareholders of our company as a whole and, as such, will be subject to all risks (and many of the corresponding benefits) associated with an investment in our company and all of our businesses, assets and liabilities. As a result, the market price of each class of LiLAC Ordinary Shares may be affected by the performance or financial condition of our company as a whole. An adverse market reaction to events relating to the assets and businesses attributed to the Liberty Global Group, such as earnings announcements or announcements of new products or services, acquisitions or dispositions that the market does not view favorably, may have an adverse effect on the market price of LiLAC Ordinary Shares. Holders of Liberty Global Ordinary Shares may face similar considerations in that the price of the Liberty Global Ordinary Shares may not reflect the performance of the Liberty Global Group alone and may reflect the performance or financial condition of our company as a whole.

The market price of LiLAC Ordinary Shares may be volatile, could fluctuate substantially and could be affected by factors that do not affect traditional ordinary shares. We do not know how the market will react to the Transaction and the issuance of LiLAC Ordinary Shares. In addition, to the extent the market price of LiLAC Ordinary Shares tracks the performance of more focused groups of businesses, assets and liabilities than Liberty Global Ordinary Shares currently do, the market prices of any class of LiLAC Ordinary Shares may be more volatile than the market price of Liberty Global Ordinary Shares has historically been. The market price of LiLAC Ordinary Shares could also be more sensitive to events or developments that are material only for the LiLAC Group but would not be material for our company as a whole. The market price of LiLAC Ordinary Shares may be materially affected by, among other things:

•	a potential discount that investors may apply because the LiLAC Ordinary Shares are issued by a common enterprise, rather than a standalone company;

•	actual or anticipated fluctuations in the LiLAC Group’s operating results or in the operating results of particular companies attributable to the group;

•	events or developments affecting the countries or regions in which the businesses attributed to the LiLAC Group operate;

•	potential acquisition activity in the LiLAC Group;

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issuances of debt or equity securities to raise capital by us or the companies in which we invest and the manner in which that debt or the proceeds of an equity issuance are attributed to the LiLAC Group;

•	changes in financial estimates by securities analysts regarding the LiLAC Ordinary Shares or the businesses attributed to the LiLAC Group;

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the complex nature and the potential difficulties investors may have in understanding the terms of the LiLAC Ordinary Shares, as well as concerns regarding the possible effect of certain of those terms on an investment in our shares;

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the lack of market familiarity with tracking shares issued by an English company and of directly applicable legal precedent, since we are not aware of any other English company that has issued such shares; and

•	general market conditions.

In addition, until an orderly trading market develops for LiLAC Ordinary Shares following the completion of the Transaction, the trading prices of such shares may fluctuate significantly.

We have not historically paid any cash dividends, and we may not pay dividends equally or at all on the LiLAC Ordinary Shares or the Liberty Global Ordinary Shares. We do not presently intend to pay cash dividends on the LiLAC Ordinary Shares or the Liberty Global Ordinary Shares for the foreseeable future. However, we will have the right to pay dividends, effect securities distributions or make bonus issues on the shares of each group in equal or unequal amounts, and we may pay dividends, effect securities distributions or make bonus issues on the shares of one group and not pay dividends, effect securities distributions or make bonus issues on shares of the other group. In addition, any dividends or distributions on, or repurchases of, shares relating to either group will reduce our “distributable reserves” (defined as our accumulated, realized profits less accumulated, realized losses, as measured for U.K. statutory purposes) legally available to be paid as dividends by our company under English law on any of our ordinary shares, including on the ordinary shares relating to the other group.

The fiduciary requirements on our board of directors may in certain circumstances mean that our board of directors makes decisions that could adversely affect only some holders of our shares or that have a disparate impact on holders of any of our shares. Our equity capital structure could give rise to occasions when the interests of holders of Liberty Global Ordinary Shares might diverge or appear to diverge from the interests of holders of LiLAC Ordinary Shares. The Liberty Global Group and the LiLAC Group are not separate entities and thus holders of Liberty Global Ordinary Shares and LiLAC Ordinary Shares will not have the right to elect separate boards of directors. As a result, our company’s directors owe fiduciary duties under English law to our company as a whole as opposed to only particular shareholders or groups of shareholders, provided that the board’s actions are not found to be unfairly prejudicial to a shareholder’s interests. Decisions deemed to promote the success of the company for the benefit of its shareholders as a whole or otherwise deemed to be in the best interest of our company and all of our shareholders could be viewed as not being in the best interest of particular shareholders or groups of shareholders when considered independently. Examples include:

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decisions as to the terms of any business relationships that may be created between the Liberty Global Group and the LiLAC Group or the terms of any reattributions of businesses, assets and liabilities between the groups;

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decisions as to the allocation of consideration among the holders of Liberty Global Ordinary Shares and LiLAC Ordinary Shares, or among the classes of shares relating to either of our groups, to be received in connection with a scheme of arrangement involving our company;

•	decisions as to the allocation of corporate opportunities between the groups, especially where the opportunities might meet the strategic business objectives of both groups;

•	decisions as to operational and financial matters that could be considered detrimental to one group but beneficial to the other;

•	decisions resulting in the redesignation, or conversion, of LiLAC Ordinary Shares into Liberty Global Ordinary Shares or deferred shares;

•	decisions regarding the creation of, and, if created, the subsequent increase or decrease of any inter-group interest or loan that one group may have in or to the other group;

•	decisions as to the internal or external financing attributable to businesses or assets attributed to either of our groups;

•	decisions as to the dispositions of assets of either of our groups; and

•	decisions as to the payment of dividends on the shares or share buybacks relating to either of our groups.

Our directors’ or officers’ ownership of LiLAC Ordinary Shares and Liberty Global Ordinary Shares may create or appear to create conflicts of interest. If our directors or officers own disproportionate interests (in percentage or value terms) in LiLAC Ordinary Shares or Liberty Global Ordinary Shares, that disparity could create or appear to create conflicts of interest when they are faced with decisions that could have different implications for the holders of LiLAC Ordinary Shares or Liberty Global Ordinary Shares.

Other than pursuant to the management and allocation policies described in this proxy statement/prospectus, we have not adopted and do not currently propose to adopt any specific procedures for consideration of matters involving a divergence of interests among holders of our two groups of ordinary shares, or among holders of different classes of shares relating to a specific group. Rather than develop additional specific procedures in advance, our board of directors intends to exercise its good faith business judgment from time to time, depending on the circumstances, as to how best to:

•	obtain information regarding the divergence (or potential divergence) of interests;

•	determine under what circumstances to seek the assistance of outside advisers;

•	determine whether a committee of our board of directors should be appointed to address a specific matter and the appropriate members of that committee; and

•

assess what is in the best interests of all of the company’s shareholders and relevant other stakeholders, and act in the way that the board of directors considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole, having considered the interests of its relevant stakeholders.

Our board of directors believes the advantage of retaining flexibility in determining how to fulfill its responsibilities in any such circumstances as they may arise outweighs any perceived advantages of adopting additional specific procedures in advance. See “The Transaction Proposals — Management and Allocation Policies.”

Even though our shareholders will initially be asked to approve our management and allocation policies, our board of directors may subsequently change those policies to the detriment of either group without shareholder approval. Our board of directors has approved and, subject to shareholder approval, intends to adopt certain management and allocation policies described in this proxy statement/prospectus to serve as guidelines in making decisions regarding the relationships between the Liberty Global Group and the LiLAC Group with respect to matters such as tax liabilities and benefits, inter-group loans, inter-group interests, attribution of assets, financing alternatives, corporate opportunities, payment of dividends and similar items. These policies also set forth the initial attribution of our businesses, assets and liabilities between the two groups. See “The Transaction Proposals — Management and Allocation Policies.” Although the approval of these policies by our shareholders pursuant to the Management Policies Proposal will be a condition to the Transaction, these policies will not be part of our new articles. Our board of directors may change or make exceptions to these policies at any time after the completion of the Transaction, and no shareholder approval will be required for any such subsequent changes or exceptions. A decision to change, or make exceptions to, these policies or adopt additional policies could disadvantage one group disproportionately or exclusively advantage the other group.

Our proposed management and allocation policies give our board of directors significant discretion. In addition to being subject to change, our proposed management and allocation policies give our board of directors significant discretion. This includes discretion with respect to the recognition or adjustment of inter-group interests that the Liberty Global Group may be treated as holding in the LiLAC Group. This discretion will also extend to determining if, how and to what extent such inter-group interests will be taken into account in connection with any dividend or other distribution on the LiLAC Ordinary Shares, redesignation, or conversion, of LiLAC Ordinary Shares or any other transaction affecting the LiLAC Ordinary Shares. In making such determination, our board of directors may consider any factor that it deems appropriate, including without limitation, the tax effects of any event or transaction or the use of tax benefits. All determinations made by our board of directors in this regard will be final and binding on all holders of our ordinary shares. The broad discretion that these policies accord our board of directors also extends to other matters, including how future corporate opportunities that may present themselves in Latin America, Europe or elsewhere will be allocated between the LiLAC Group and the Liberty Global Group.

Our board of directors may, in its sole discretion, elect to redesignate, or convert, all of the LiLAC Ordinary Shares into Liberty Global Ordinary Shares, thereby changing the nature of your investment and possibly diluting your economic interest in our company, which could result in a loss of value to you. Our new articles will permit our board of directors, in its sole discretion, to redesignate, or convert, all of the LiLAC Ordinary Shares into Liberty Global Ordinary Shares. There is no current plan or intention to redesignate, or convert, the LiLAC Ordinary Shares into Liberty Global Shares. Our board of directors may elect to exercise this authority at any time if it determines that such redesignation is in the best interests of the company and all of our shareholders. This could occur, for example, if our board of directors determines that the aggregate equity valuation of our company would be increased by eliminating the separate LiLAC Ordinary Shares, or in connection with a sale or other strategic transaction. In addition, our board may determine to effect such redesignation in connection with the sale of all or substantially all of the assets of the LiLAC Group as described in “The Transaction Proposals — Description of the New LiLAC Ordinary Shares and Liberty Global Ordinary Shares under Our New Articles of Association and Comparison to the Liberty Global Ordinary Shares under Our Current Articles of Association.” A redesignation would preclude the holders of LiLAC Ordinary Shares from retaining their investment in a security that is intended to reflect separately the performance of the LiLAC Group. We cannot predict the impact on the market value of our shares of (1) our board of directors’ ability to effect any such redesignation or (2) the exercise of this redesignation right by our board of directors. In addition, our board of directors may effect such a redesignation at a time when the market value of our shares could cause the holders of the LiLAC Ordinary Shares to be disadvantaged. See “The Transaction Proposals — Description of the New LiLAC Ordinary Shares and Liberty Global Ordinary Shares under Our New Articles of Association and Comparison to the Liberty Global Ordinary Shares under Our Current Articles of Association.”

Under certain circumstances, including in connection with a distribution to holders of LiLAC Ordinary Shares of securities of another corporation, we may reduce the number of LiLAC Ordinary Shares proportionally, thereby reducing the voting power and liquidity of such shares. Our new articles permit us to reduce the number of LiLAC Ordinary Shares in connection with certain transactions, including a distribution to holders of LiLAC Ordinary Shares of securities of another corporation or a distribution to holders of LiLAC Ordinary Shares following a disposition of the LiLAC Group, each as described under “The Transaction Proposals — Description of the New LiLAC Ordinary Shares and Liberty Global Ordinary Shares under Our New Articles of Association and Comparison to the Liberty Global Ordinary Shares under Our Current Articles of Association.” We expect that our board of directors would exercise this authority, in its discretion, in connection with a distribution to holders of LiLAC Ordinary Shares that would materially reduce the amount of assets attributed to the LiLAC Group. The purpose of reducing the number of LiLAC Ordinary Shares in this case would be to readjust the per share valuation and the aggregate voting power of the LiLAC Ordinary Shares to reflect the value of the assets attributed to the LiLAC Group following such transaction. Such reduction would further decrease the aggregate voting power of the LiLAC Ordinary Shares as compared to the Liberty Global Ordinary Shares. We cannot predict the impact on the market value of LiLAC Ordinary Shares of the possibility of any such reduction in the number of such shares, including any potential effects resulting from reduced liquidity of the remaining LiLAC Ordinary Shares.

A third party could acquire control of our company pursuant to an offer to acquire some or all of the Liberty Global Ordinary Shares only, leaving holders of LiLAC Ordinary Shares as minority shareholders. An offer to acquire shares in our company may be structured such that the offer is made to acquire only the Liberty Global Ordinary Shares. If such an acquisition of Liberty Global Ordinary Shares is successful, this would result in the holders of the LiLAC Ordinary Shares not sharing in any control premium paid to holders of the Liberty Global Ordinary Shares. In that case, holders of LiLAC Ordinary Shares would continue to be minority shareholders of a company with a third party majority shareholder, with no ability to vote against such a change, participate in such offer or otherwise realize any control premium.

Holders of LiLAC Ordinary Shares may receive less consideration upon a sale of all or substantially all of the assets attributed to the LiLAC Group than if that group were a separate company. We cannot assure you whether the per share consideration to be paid to holders of LiLAC Ordinary Shares in connection with a sale of all or substantially all of the assets of the LiLAC Group will be equal to or more than the per share value of that share prior to or after the announcement of such a sale. In addition, if the LiLAC Group were a separate, independent company and its shares were acquired by another person, certain costs of that sale, including corporate level or withholding or other cross-border taxes, might not be payable in connection with that acquisition. As a result, shareholders of a separate, independent company with the same assets might receive a greater amount of proceeds than the holders of LiLAC Ordinary Shares would receive upon a sale of all or substantially all of the assets attributed to the LiLAC Group. Further, there is no requirement that the consideration paid be tax-free to the holders of the shares relating to that group. Accordingly, if we sell all or substantially all of the assets attributed to the LiLAC Group, the holders of LiLAC Ordinary Shares could suffer a loss in the value of their investment in our company.

Certain protections that our new articles provide to holders of LiLAC Ordinary Shares in connection with a sale of not less than 80% of the fair value of the assets of, or equity interests in, the LiLAC Group may not apply if we do not have sufficient distributable reserves or share premium available following such disposition. Our new articles provide that in connection with a disposition of not less than 80% of the fair value of the assets of, or equity interests in, the LiLAC Group, subject to certain exempt dispositions, our board of directors will be required to distribute cash or other assets with a fair value equal to the available net proceeds of such disposition to holders of LiLAC Ordinary Shares (with or without a concurrent proportional reduction in the number of outstanding LiLAC Ordinary Shares), redesignate, or convert, a portion of LiLAC Ordinary Shares into Liberty Global Ordinary Shares at a 10% premium, or do a combination of the foregoing. However, our company’s ability to take any of such actions at the time may depend (and in the case of a dividend or other distribution, will depend) on the availability of sufficient distributable reserves for the payment of a dividend or other distribution or sufficient share premium required for the creation of additional shares. If sufficient distributable reserves or share premium are not available at the time of the disposition, our board of directors will be permitted to effect the disposition without distributing an amount equal to the net proceeds of such disposition to holders of LiLAC Ordinary Shares or redesignating LiLAC Ordinary Shares into Liberty Global Ordinary Shares, subject to the board’s fiduciary duties. See “The Transaction Proposals — Description of the New LiLAC Ordinary Shares and Liberty Global Ordinary Shares under Our New Articles of Association and Comparison to the Liberty Global Ordinary Shares under Our Current Articles of Association.”

In the event of a liquidation of Liberty Global, holders of LiLAC Ordinary Shares will not have priority with respect to the assets attributed to the LiLAC Group remaining for distribution to shareholders. Under our new articles, upon Liberty Global’s liquidation, dissolution or winding up, holders of the LiLAC Ordinary Shares will be entitled to receive, in respect of their respective shares, their proportionate interest in all of Liberty Global’s assets, if any, remaining for distribution to holders of ordinary shares in proportion to their respective number of “liquidation units.” Liquidation units will be allocated to each Liberty Global Ordinary Share and each LiLAC Ordinary Share, respectively, in proportion to the relative market value of a Liberty Global Class C Ordinary Share and a LiLAC Class C Ordinary Share, respectively, based on their respective volume-weighted average price over the 20 trading-day period commencing shortly after the commencement of ordinary-course (regular-way) trading of the LiLAC Ordinary Shares. Hence, the assets to be distributed to a holder of LiLAC Ordinary Shares upon a liquidation, dissolution or winding up of Liberty Global will not directly relate to the value of the assets attributed to the LiLAC Group and will not reflect changes in the relative value of the Liberty Global Group and the LiLAC Group over time. Holders of the Liberty Global Ordinary Shares may face similar considerations in the event of a liquidation in that any distribution to them upon a liquidation, dissolution or winding up may not directly relate to the value of the assets attributed to the Liberty Global Group and will not reflect changes to the relative values of the groups over time.

Holders of LiLAC Ordinary Shares will have separate voting rights only on a limited set of matters and could be outvoted by holders of Liberty Global Ordinary Shares on all other matters. Holders of Liberty Global Ordinary Shares and LiLAC Ordinary Shares will vote together as a single class, except in certain limited circumstances prescribed by our new articles or as required by English law. Each Class B Ordinary Share of each group will have ten votes, and each Class A Ordinary Share of each group will have one vote. Holders of Class C Ordinary Shares of each group will have no voting rights at general meetings of the company or meetings of all of the shares relating to one group. When holders of Liberty Global Ordinary Shares and LiLAC Ordinary Shares vote together as a single class, holders having a majority of the votes (or 75%, in the case of a vote requiring a special resolution) present and voting will be in a position to control the outcome of the vote even if the matter involves a conflict of interest among our shareholders or has a greater impact on one group than the other. Immediately following the Transaction, holders of Liberty Global Ordinary Shares will collectively direct approximately 95% of the aggregate voting power in our company, and holders of LiLAC Ordinary Shares will collectively direct approximately 5% of the aggregate voting power in our company.

Our proposed new equity capital structure, as well as the fact that the LiLAC Group and the Liberty Global Group are not independent companies, may inhibit or prevent acquisition bids for either group and may make it difficult for a third party to acquire us, even if doing so may be beneficial to our shareholders. If the LiLAC Group and the Liberty Global Group were separate independent companies, any person interested in acquiring the LiLAC Group or the Liberty Global Group without negotiating with management could seek control of that group by obtaining control of its outstanding voting shares, by means of a tender offer, or by means of a scheme of arrangement. Although we intend for the LiLAC Ordinary Shares to reflect the separate economic performance of the LiLAC Group, neither the LiLAC Group nor the Liberty Global Group are separate entities, and a person interested in acquiring only one group without negotiating with our management could obtain control of that group only by obtaining control of a majority in voting power of all of the outstanding voting shares of our company. The existence of shares, and different classes of shares, relating to different groups could present complexities and in certain circumstances pose obstacles, financial and otherwise, to an acquiring person that are not present in companies that do not have capital structures similar to the structure being proposed.

No tax authority ruling has been obtained by us with respect to the income or corporate tax consequences for you or us of the Transaction. While we believe that no taxable income, gain or loss should be recognized by you or us for U.K. income tax or U.K. corporation tax or U.S. federal income tax purposes as a result of the issuance of the LiLAC Ordinary Shares (except, potentially, with respect to the receipt by you of any cash in lieu of fractional LiLAC Ordinary Shares), (a) we are not aware of any other English company that has issued shares intended to track the performance of a particular business or group of businesses within the overall company, giving rise to a lack of directly applicable precedent in relation to U.K. tax; and (b) there are no Code provisions,

Treasury Regulations, court decisions, or published rulings of the IRS directly addressing the characterization for U.S. federal income tax purposes of shares with certain features that are similar to the LiLAC Ordinary Shares. In addition, the IRS has announced that it will not issue private letter rulings on the U.S. federal income tax characterization of stock similar to the LiLAC Ordinary Shares. We will receive an opinion from (i) Shearman & Sterling (London) LLP regarding the U.K. income tax and corporation tax consequences of the Transaction and (ii) Shearman & Sterling LLP regarding the U.S. federal income tax consequences of the Transaction; however, opinions of counsel are not binding on a tax authority or a court, and a tax authority may take a contrary position to the conclusions expressed in such opinion and a court may agree with a contrary position of a tax authority in the event of litigation. As a result, the U.K. income tax and corporation tax treatment, and the U.S. federal income tax treatment, of the Transaction is not entirely certain and it is possible that a tax authority could successfully assert that the Transaction could result in material adverse tax consequences to you and/or us, as described in more detail below under “Material Tax Consequences of the Transaction —” and, in particular, “Material Tax Consequences of the Transaction — Material U.S. Federal Income Tax Consequences — No IRS Ruling Will Be Requested,” which description is incorporated by reference into this risk factor.

It is also possible that the IRS could successfully assert that the LiLAC Ordinary Shares are “Section 306 stock” within the meaning of Section 306(c) of the Code. If the LiLAC Ordinary Shares were determined to be Section 306 stock, you could be required to recognize ordinary income on the subsequent sale or exchange of such stock, or dividend income on any redemption of such stock, without regard to your tax basis in such stock, and you generally would not be permitted to recognize any loss on such disposition, as described in more detail below under “Material Tax Consequences of the Transaction — Material U.S. Federal Income Tax Consequences — No IRS Ruling Will Be Requested.”

Transfers of our shares, including LiLAC Ordinary Shares, may be subject to U.K. stamp duty and/or U.K. stamp duty reserve tax. U.K. stamp duty and/or U.K. stamp duty reserve tax are taxes that are imposed on certain transfers of or agreements to transfer chargeable securities (which include shares in companies incorporated under English law) at a rate of 0.5% of the consideration for the transfer. Certain issues or transfers of shares into depositary receipt or clearance systems are charged at a higher rate of 1.5%.

An agreement to transfer an interest in our shares, including LiLAC Ordinary Shares, through a clearance service or depositary receipt system should not give rise to a liability to U.K. stamp duty reserve tax under current U.K. tax law and HMRC practice. We understand that HMRC regards the facilities of the Depository Trust Company as a clearance service for these purposes. In addition, no U.K. stamp duty should, in practice, need be paid in respect of a paperless transfer of an interest in our shares, including LiLAC Ordinary Shares, through the Depository Trust Company. A transfer of title in our shares, including LiLAC Ordinary Shares, or an agreement to transfer such shares from within the Depository Trust Company system out of the Depository Trust Company system, and any subsequent transfers or agreements to transfer outside the Depository Trust Company system, will generally attract a charge to U.K. stamp duty and/or U.K. stamp duty reserve tax at a rate of 0.5% of any consideration. Any such duty must be paid (and the relevant transfer document stamped by HMRC) before the transfer can be registered in the books of Liberty Global. Holders of our shares, including LiLAC Ordinary Shares, should note in particular that a deposit or redeposit of our shares into the Depository Trust Company system, including by means of an initial transfer into a depositary receipt system, will generally attract U.K. stamp duty and/or U.K. stamp duty reserve tax at the higher rate of 1.5%.

Certain arrangements are currently in place with respect to Liberty Global Ordinary Shares held in certificated form, and similar arrangements are expected to be put in place with respect to LiLAC Ordinary Shares. Pursuant to these arrangements, shares held in certificated form cannot be transferred into the Depository Trust Company system until the transferor of the shares has first delivered the Liberty Global shares to a depositary specified by Liberty Global so that any U.K. stamp duty and/or U.K. stamp duty reserve tax that may be due in connection with the delivery to the depositary may be collected. It is expected that any such shares will be evidenced by a receipt issued by the depositary. Before the transfer can be registered in the books of Liberty

Global, it is expected that the transferor will also be required to put the depositary in funds to settle the resultant liability to U.K. stamp duty and/or U.K. stamp duty reserve tax, which will generally be charged at a rate of 1.5% of the value of the relevant shares.

In the HMRC guidance published on April 27, 2012 in response to the decisions in certain recent cases, HMRC has indicated that it will no longer seek to apply 1.5% U.K. stamp duty or U.K. stamp duty reserve tax when new shares of companies incorporated in the U.K. are first issued to a clearance service (or its nominee) or depositary receipt issuer (or its nominee or agent) anywhere in the world or are transferred to such an entity in the world as an integral part of an issue of share capital. Accordingly, we do not currently expect that U.K. stamp duty and/or U.K. stamp duty reserve tax would be imposed under current U.K. tax law and HMRC practice on a future issuance of shares by Liberty Global. However, it is possible that the U.K. government may change the relevant law in response to the cases referenced above, and that this may have a material effect on the cost of share issuances by Liberty Global and potentially on the cost of dealing in our shares.

If LiLAC Ordinary Shares are not eligible for deposit and clearing within the facilities of the Depository Trust Company, then transactions in our securities may be disrupted. We expect that, upon the consummation of the Transaction, the LiLAC Ordinary Shares will be eligible for deposit and clearing within the Depository Trust Company system. We expect to enter into arrangements with the Depository Trust Company whereby we will agree to indemnify the Depository Trust Company for any U.K. stamp duty and/or U.K. stamp duty reserve tax that may be assessed upon it as a result of its service as a depositary and clearing agency for LiLAC Ordinary Shares. These arrangements would be similar to the arrangements we have with the Depository Trust Company with respect to the Liberty Global Ordinary Shares.

The Depository Trust Company is not obligated to accept LiLAC Ordinary Shares for deposit and clearing within its facilities when initially issued and, even if the Depository Trust Company does initially accept LiLAC Ordinary Shares, it will generally have discretion to cease to act as a depositary and clearing agency for LiLAC Ordinary Shares. If the Depository Trust Company determined prior to the implementation of the Transaction that LiLAC Ordinary Shares are not eligible for clearance within the Depository Trust Company system, then we would not expect to complete the Transaction. However, if the Depository Trust Company determined at any time after the implementation of the Transaction that LiLAC Ordinary Shares were not eligible for continued deposit and clearance within its facilities, then we believe LiLAC Ordinary Shares would not be eligible for continued listing on a U.S. securities exchange and trading in LiLAC Ordinary Shares would be disrupted. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could have a material adverse effect on the trading price of LiLAC Ordinary Shares and the U.K. stamp duty and/or U.K. stamp duty reserve tax treatment of trading.

Risk Factors Related to Our Company, the Liberty Global Group and the LiLAC Group

Factors Relating to Competition and Technology

We operate in increasingly competitive markets, and there is a risk that we will not be able to effectively compete with other service providers. The markets for cable television, broadband internet, fixed-line telephony and mobile services in many of the regions in which we operate are highly competitive. In the provision of video services, we face competition from DTT broadcasters, video provided over satellite platforms, networks using Digital Subscriber Line or DSL, or in some cases Asymmetrical Digital Subscriber Line or ADSL, technology, FTTx networks and, in some countries where parts of our systems are overbuilt, cable networks, among others. FTTx networks are broadband networks that use optical fiber to provide all or part of the local loop used for last mile telecommunications. Our operating businesses are facing increasing competition from video services provided by, or over the networks of, incumbent telecommunications operators and other service providers. As the availability and speed of broadband internet increases, we also face competition from over-the-top video content providers utilizing our or our competitors’ high-speed internet connections. In the provision of telephony and broadband internet services, we are experiencing increasing competition from the incumbent telecommunications operators and other service providers in each country in which we operate, as well as mobile providers of voice and data. The incumbent telecommunications operators typically dominate the market for these services and have the advantage of nationwide networks and greater resources than we have to devote to the provision of these services. Many of the incumbent operators are now offering double-play, triple-play and quadruple-play bundles of services. In many countries, we also compete with other operators using Local Loop Unbundlings, or LLU, to provide these services, other facilities-based operators and wireless providers. Developments in the DSL and other technology used by the incumbent telecommunications operators and alternative providers have improved the attractiveness of our competitors’ products and services and strengthened their competitive position. Developments in wireless technology, such as Long Term Evolution, or LTE (the next generation of ultra high-speed mobile data), are creating additional competitive challenges.

In some of our markets, national and local government agencies may seek to become involved, either directly or indirectly, in the establishment of FTTx networks, DTT systems or other communications systems. We intend to pursue available options to restrict such involvement or to ensure that such involvement is on commercially reasonable terms. There can be no assurance, however, that we will be successful in these pursuits. As a result, we may face competition from entities not requiring a normal commercial return on their investments. In addition, we may face more vigorous competition than would have been the case if there were no government involvement.

We expect the level and intensity of competition to continue to increase from both existing competitors and new market entrants as a result of changes in the regulatory framework of the industries in which we operate, advances in technology, the influx of new market entrants and strategic alliances and cooperative relationships among industry participants. Increased competition could result in increased customer churn, reductions of customer acquisition rates for some services and significant price competition in most of our markets. In combination with difficult economic environments, these competitive pressures could adversely impact our ability to increase or, in certain cases, maintain the revenue, average monthly subscription revenue per average RGU (ARPU), RGUs, operating cash flows, operating cash flow margins and liquidity of our operating segments.

Changes in technology may limit the competitiveness of and demand for our services. Technology in the video, telecommunications and data services industries is changing rapidly, including advances in current technologies and the emergence of new technologies. New technologies, products and services may impact consumer behavior and therefore demand for our products and services. The ability to anticipate changes in technology and consumer tastes and to develop and introduce new and enhanced products on a timely basis will affect our ability to continue to grow, increase our revenue and number of subscribers and remain competitive. New products, once marketed, may not meet consumer expectations or demand, can be subject to delays in development and may fail to operate as intended. A lack of market acceptance of new products and services which we may offer, or the development of significant competitive products or services by others, could have a material adverse impact on our revenue and operating cash flow.

Our property and equipment additions may not generate a positive return. The video, broadband internet and telephony businesses in which we operate are capital intensive. Significant additions to our property and equipment are required to add customers to our networks and to upgrade our broadband communications networks and customer premises equipment to enhance our service offerings and improve the customer experience. These additions require significant capital expenditures for equipment and associated labor costs. Significant competition, the introduction of new technologies, the expansion of existing technologies, such as FTTx and advanced DSL technologies, or adverse regulatory developments could cause us to decide to undertake previously unplanned upgrades of our networks and customer premises equipment in the impacted markets. In addition, no assurance can be given that any future upgrades will generate a positive return or that we will have adequate capital available to finance such future upgrades. If we are unable to, or elect not to, pay for costs associated with adding new customers, expanding or upgrading our networks or making our other planned or unplanned additions to our property and equipment, our growth could be limited and our competitive position could be harmed.

We depend almost exclusively on our relationships with third party programming providers and broadcasters for programming content, and a failure to acquire a wide selection of popular programming on acceptable terms could adversely affect our business. The success of our video subscription business depends, in large part, on our ability to provide a wide selection of popular programming to our subscribers. We generally do not produce our own content and we depend on our agreements, relationships and cooperation with public and private broadcasters and collective rights associations to obtain such content. If we fail to obtain a diverse array of popular programming for our pay television services, including a sufficient selection of high-definition channels as well as non-linear content (such as video on demand and digital video recorder capability), on satisfactory terms, we may not be able to offer a compelling video product to our customers at a price they are willing to pay. Additionally, we are frequently negotiating and renegotiating programming agreements and our annual costs for programming can vary. There can be no assurance that we will be able to renegotiate or renew the terms of our programming agreements on acceptable terms or at all. We expect that programming and copyright costs will continue to rise in future periods as a result of, among other factors, higher costs associated with the expansion of our digital video content, including rights associated with ancillary product offerings and rights that provide for the broadcast of live sporting events, and retransmission or copyright fees payable to public broadcasters.

If we are unable to obtain or retain attractively priced competitive content, demand for our existing and future television services could decrease, thereby limiting our ability to attract new customers, maintain existing customers and/or migrate customers from lower tier programming to higher tier programming, thereby inhibiting our ability to execute our business plans. Furthermore, we may be placed at a competitive disadvantage if certain of our competitors, for example British Telecom and British Sky Broadcasting in the U.K., obtain exclusive programming rights, particularly with respect to popular sports and movie programming. In addition, “must carry” requirements may consume channel capacity otherwise available for more attractive programming.

We depend on third party suppliers and licensors to supply necessary equipment, software and certain services required for our businesses. We rely on third party vendors for the equipment, software and services that we require in order to provide services to our customers. Our suppliers often conduct business worldwide and their ability to meet our needs are subject to various risks, including political and economic instability, natural calamities, interruptions in transportation systems, terrorism and labor issues. As a result, we may not be able to obtain the equipment, software and services required for our businesses on a timely basis or on satisfactory terms. Any shortfall in customer premises equipment could lead to delays in connecting customers to our services, and accordingly, could adversely impact our ability to maintain or increase our RGUs, revenue and cash flows. Also, if demand exceeds the suppliers’ and licensors’ capacity or if they experience financial difficulties, the ability of our businesses to provide some services may be materially adversely affected, which in turn could affect our businesses’ ability to attract and retain customers. Although we actively monitor the creditworthiness of our key third party suppliers and licensors, the financial failure of a key third party supplier or licensor could disrupt our operations and have an adverse impact on our revenue and cash flows. We rely upon intellectual property that is owned or licensed by us to use various technologies, conduct our operations and sell our products and services. Legal challenges could be made against our use of our or our licensed intellectual property rights (such as trademarks, patents and trade secrets) and we may be required to enter into licensing arrangements on unfavorable terms, incur monetary damages or be enjoined from use of the intellectual property rights in question.

Our businesses that offer mobile telephony and data services rely on the radio access networks of third party wireless network providers to carry our mobile communications traffic. Our services to mobile customers rely on the use of MVNO arrangements in which we utilize the radio access networks of third party wireless network providers to carry our mobile communications traffic. If any of our MVNO arrangements are terminated, or if the respective third party wireless network provider fails to provide the services required under an MVNO arrangement, or if a third party wireless network provider fails to deploy and maintain its network, and we are unable to find a replacement network operator on a timely and commercial basis or at all, we could be prevented from continuing the mobile services relying on such MVNO arrangement. Additionally, as our MVNO arrangements come to term, we may not be able to renegotiate renewal or replacement MVNO arrangements on the same or more favorable terms.

Failure in our technology or telecommunications systems or leakage of sensitive customer data could significantly disrupt our operations, which could reduce our customer base and result in lost revenue. Our success depends, in part, on the continued and uninterrupted performance of our information technology and network systems as well as our customer service centers. The hardware supporting a large number of critical systems for our cable network in a particular country or geographic region is housed in a relatively small number of locations. Our systems are vulnerable to damage from a variety of sources, including telecommunications failures, power loss, malicious human acts and natural disasters. Moreover, despite security measures, our servers and systems are potentially vulnerable to physical or electronic break-ins, computer viruses, worms, phishing attacks and similar disruptive actions. Furthermore, our operating activities could be subject to risks caused by misappropriation, misuse, leakage, falsification or accidental release or loss of information maintained in our information technology systems and networks and those of our third party vendors, including customer, personnel and vendor data. As a result of the increasing awareness concerning the importance of safeguarding personal information, the potential misuse of such information and legislation that has been adopted or is being considered across all of our markets regarding the protection, privacy and security of personal information, information-related risks are increasing, particularly for businesses like ours that handle a large amount of personal customer data. Failure to comply with these data protection laws may result in, among other consequences, fines.

Despite the precautions we have taken, unanticipated problems affecting our systems could cause failures in our information technology systems or disruption in the transmission of signals over our networks or similar problems. Any disruptive situation that causes loss, misappropriation, misuse or leakage of data could damage our reputation and the credibility of our operations. Further, sustained or repeated system failures that interrupt our ability to provide service to our customers or otherwise meet our business obligations in a timely manner could adversely affect our reputation and result in a loss of customers and net revenue.

The “Virgin” brand is used by our subsidiary Virgin Media under licenses from Virgin Enterprises Limited and is not under the control of Virgin Media. The activities of the group of companies utilizing the “Virgin” brand and other licensees could have a material adverse effect on the goodwill of customers towards Virgin Media as a licensee and the licenses from Virgin Enterprises Limited can be terminated in certain circumstances. The “Virgin” brand is integral to Virgin Media’s corporate identity. Virgin Media is reliant on the general goodwill of consumers towards the Virgin brand. Consequently, adverse publicity in relation to the group of companies utilizing the “Virgin” brand or its principals, particularly Sir Richard Branson, who is closely associated with the brand, or in relation to another licensee of the “Virgin” name and logo (particularly in the U.K., where Virgin Media does business) could have a material adverse effect on Virgin Media’s reputation and on Virgin Media’s and our business and results of operations. In addition, the licenses from Virgin Enterprises Limited can be terminated in certain circumstances. For example, Virgin Enterprises Limited can terminate the licenses, after providing Virgin Media with an opportunity to cure, (i) if Virgin Media or any of its affiliates commits persistent and material breaches or a flagrant and material breach of the licenses, (ii) if Virgin Enterprises Limited has reasonable grounds to believe that the use (or lack of use) of the licensed trademarks by Virgin Media has been or is likely to result in a long-term and material diminution in the value of the “Virgin” brand, or (iii) if a third party who is not (or one of whose directors is not) a “fit and proper person,” such as a legally disqualified director or a bankrupt entity, acquires “control” of Liberty Global. Such a termination could have a material adverse effect on Virgin Media’s and our business and results of operations.

Factors Relating to Overseas Operations and Foreign Regulation

Our businesses are conducted almost exclusively outside of the United States, which gives rise to numerous operational risks. Our businesses operate almost exclusively in countries outside the United States and are thereby subject to the following inherent risks:

•	fluctuations in foreign currency exchange rates;

•	difficulties in staffing and managing international operations;

•	potentially adverse tax consequences;

•	export and import restrictions, custom duties, tariffs and other trade barriers;

•	increases in taxes and governmental fees;

•	economic and political instability; and

•	changes in foreign and domestic laws and policies that govern operations of foreign-based companies.

Operational risks that we may experience in certain countries include disruptions of services or loss of property or equipment that are critical to overseas businesses due to expropriation, nationalization, war, insurrection, terrorism or general social or political unrest.

We are exposed to various foreign currency exchange rate risks. We are exposed to foreign currency exchange rate risks with respect to our consolidated debt in situations where our debt is denominated in a currency other than the functional currency of the operations whose cash flows support our ability to repay or refinance such debt. Although we generally seek to match the denomination of our and our subsidiaries’ borrowings with the functional currency of the operations that are supporting the respective borrowings, market conditions or other factors may cause us to enter into borrowing arrangements that are not denominated in the functional currency of the underlying operations (unmatched debt). In these cases, our policy is to provide for an economic hedge against foreign currency exchange rate movements by using derivative instruments to synthetically convert unmatched debt into the applicable underlying currency. At September 30, 2014, substantially all of our debt was either directly or synthetically matched to the applicable functional currencies of the underlying operations.

In addition to the exposure that results from the mismatch of our borrowings and underlying functional currencies, we are exposed to foreign currency risk to the extent that we enter into transactions denominated in currencies other than our or our subsidiaries’ respective functional currencies (non-functional currency risk), such as equipment purchases, programming contracts, notes payable and notes receivable (including intercompany amounts) that are denominated in a currency other than the applicable functional currency. Changes in exchange rates with respect to amounts recorded in our consolidated balance sheets related to these items will result in unrealized (based upon period-end exchange rates) or realized foreign currency transaction gains and losses upon settlement of the transactions. Moreover, to the extent that our revenue, costs and expenses are denominated in currencies other than our respective functional currencies, we will experience fluctuations in our revenue, costs and expenses solely as a result of changes in foreign currency exchange rates. In this regard, we currently expect that during 2014, (1) less than 1% of our revenue, (2) approximately 4% to 6% of our aggregate operating and SG&A expenses (exclusive of share-based compensation expense) and (3) approximately 10% to 12% of our property and equipment additions will be denominated in non-functional currencies, including amounts denominated in (a) U.S. dollars in Europe and (b) euros in Poland, the Czech Republic, Romania, Switzerland and Hungary. Our expectations with respect to our non-functional currency transactions in 2014 may differ from actual results. Generally, we will consider hedging non-functional currency risks when the risks arise from agreements with third parties that involve the future payment or receipt of cash or other monetary items to the extent that we can reasonably predict the timing and amount of such payments or receipts and the payments or receipts are not otherwise hedged. In this regard, we have entered into foreign currency forward contracts covering the forward purchase and sale of various foreign currencies to hedge certain of these risks. Certain non-functional currency risks related to our revenue, operating and SG&A expenses and property and equipment additions were not hedged as of September 30, 2014.

We also are exposed to unfavorable and potentially volatile fluctuations of the U.S. dollar (our reporting currency) against the currencies of our operating subsidiaries when their respective financial statements are translated into U.S. dollars for inclusion in our consolidated financial statements. Cumulative translation adjustments are recorded in accumulated other comprehensive earnings (loss) as a separate component of equity. Any increase (decrease) in the value of the U.S. dollar against any foreign currency that is the functional currency of one of our operating subsidiaries will cause us to experience unrealized foreign currency translation losses (gains) with respect to amounts already invested in such foreign currencies. Accordingly, we may experience a negative impact on our comprehensive earnings (loss) and equity with respect to our holdings solely as a result of foreign currency translation. Our primary exposure to foreign currency risk from a foreign currency translation perspective is to the euro and British pound sterling and, to a lesser extent, the Swiss franc and other local currencies in Europe. We generally do not hedge against the risk that we may incur non-cash losses upon the translation of the financial statements of our subsidiaries and affiliates into U.S. dollars.

Our businesses are subject to risks of adverse regulation. Our businesses are subject to the unique regulatory regimes of the countries in which they operate. Cable and telecommunications businesses are subject to licensing or registration eligibility rules and regulations, which vary by country. The provision of electronic communications networks and services requires our licensing from or registration with, the appropriate regulatory authorities and, for telephony services, entrance into interconnection arrangements with other phone companies, including the incumbent phone company. It is possible that countries in which we operate may adopt laws and regulations regarding electronic commerce, which could dampen the growth of the internet services being offered and developed by these businesses. In a number of countries, our ability to increase the prices we charge for our cable television service or to make changes to the programming packages we offer is limited by regulation or conditions imposed by competition authorities or is subject to review by regulatory authorities or is subject to termination rights of customers. In addition, regulatory authorities may grant new licenses to third parties and, in any event, in most of our markets new entry is possible without a license, although there may be registration eligibility rules and regulations, resulting in greater competition in territories where our businesses may already be active. More significantly, regulatory authorities may require us to grant third parties access to our bandwidth, frequency capacity, facilities or services to distribute their own services or resell our services to end customers. Consequently, our businesses must adapt their ownership and organizational structure as well as their pricing and service offerings to satisfy the rules and regulations to which they are subject. A failure to comply with applicable rules and regulations could result in penalties, restrictions on our business or loss of required licenses or other adverse conditions.

Adverse changes in rules and regulations could:

•	impair our ability to use our bandwidth in ways that would generate maximum revenue and operating cash flow;

•	create a shortage of capacity on our networks, which could limit the types and variety of services we seek to provide our customers;

•	strengthen our competitors by granting them access and lowering their costs to enter into our markets; and

•	have a significant adverse impact on our profitability.

Businesses, including ours, that offer multiple services, such as video distribution as well as internet and telephony, or that are vertically integrated and offer both video distribution and programming content, often face close regulatory scrutiny from competition authorities in several countries in which we operate. This is particularly the case with respect to any proposed business combinations, which will often require clearance from national competition authorities. The regulatory authorities in several countries in which we do business have considered from time to time what access rights, if any, should be afforded to third parties for use of existing cable television networks and have imposed access obligations in certain countries. This has resulted, for example, in obligations with respect to call termination for our telephony business in Europe, video “must carry” obligations in many markets in which we operate and video and broadband internet access obligations in Belgium.

When we acquire additional communications companies, these acquisitions may require the approval of governmental authorities (either at country or, in the case of the EU, European level), which can block, impose conditions on, or delay an acquisition, thus hampering our opportunities for growth. In the event conditions are imposed and we fail to meet them in a timely manner, the governmental authority may impose fines and, if in connection with a merger transaction, may require restorative measures, such as mandatory disposition of assets or divestiture of operations.

New legislation may significantly alter the regulatory regime applicable to us, which could adversely affect our competitive position and profitability, and we may become subject to more extensive regulation if we are deemed to possess significant market power in any of the markets in which we operate. Significant changes to the existing regulatory regime applicable to the provision of cable television, telephony and internet services have been and are still being introduced. For example, in the EU, a large element of regulation affecting our business derives from a number of Directives that are the basis of the regulatory regime concerning many of the services we offer across the EU. The various Directives require Member States to harmonize their laws on communications and cover issues such as access, user rights, privacy and competition. These Directives are reviewed by the EU from time to time and any changes to them could lead to substantial changes in the way in which our businesses are regulated and to which we would have to adapt. In addition, we are subject to review by competition or national regulatory authorities in certain countries concerning whether we exhibit significant market power. A finding of significant market power can result in our company becoming subject to pricing, open access, unbundling and other requirements that could provide a more favorable operating environment for existing and potential competitors.

We cannot be certain that we will be successful in acquiring new businesses or integrating acquired businesses with our existing operations, or that we will achieve the expected returns on our acquisitions. Historically, our businesses have grown, in part, through selective acquisitions that enabled them to take advantage of existing networks, local service offerings and region-specific management expertise. We expect to seek to continue growing our businesses through acquisitions in selected markets, such as when we acquired Virgin Media in a stock and cash merger which was completed in June 2013 (the Virgin Media Acquisition), and when we acquired Ziggo in a cash and stock exchange offer in November 2014 (the Ziggo Acquisition). Our ability to acquire new businesses may be limited by many factors, including availability of financing, debt covenants, prevalence of complex ownership structures among potential targets, government regulation and competition from other potential acquirers, including private equity funds. Even if we are successful in acquiring new businesses, the integration of these businesses, such as Virgin Media and Ziggo, may present significant costs and challenges associated with: realizing economies of scale in interconnection, programming and network operations; eliminating duplicative overheads; integrating personnel, networks, financial systems and operational systems; greater than anticipated expenditures required for compliance with regulatory standards or for investments to improve operating results and failure to achieve the business plan with respect to any such acquisition. We cannot assure you that we will be successful in acquiring new businesses or realizing the anticipated benefits of any completed acquisition, including, for example, the Virgin Media Acquisition and the Ziggo Acquisition.

In addition, we anticipate that most, if not all, companies acquired by us will be located outside the United States. Foreign companies may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by U.S. securities laws. While we intend to conduct appropriate due diligence and to implement appropriate controls and procedures as we integrate acquired companies, we may not be able to certify as to the effectiveness of these companies’ disclosure controls and procedures or internal controls over financial reporting until we have fully integrated them.

The expected benefits of the Virgin Media Acquisition may not be realized. There can be no assurance that all of the anticipated benefits of our redomiciliation in the U.K. as a result of the Virgin Media Acquisition will be achievable, particularly as the achievement of the benefits are, in many important respects, subject to factors that we do not control, including the reactions of third parties with whom we enter into contracts and do business and the reactions of investors, analysts and U.K. and U.S. taxing authorities.

The expected benefits of the redomiciliation are also subject to a variety of other factors, many of which are beyond our ability to control, such as changes in the rate of economic growth in the U.K., the U.S. and everywhere else that we do business, the financial performance of our business in various jurisdictions, currency exchange rate fluctuations, and significant changes in trade, monetary or fiscal policies of the U.K., the U.S. and other jurisdictions in which we do business, including changes in interest rates. The impact of these factors, individually and in the aggregate, is difficult to predict, in part because the occurrence of the events or circumstances described in such factors may be interrelated, and the impact to us of the occurrence of any one of these events or circumstances could be compounded or, alternatively, reduced, offset, or more than offset, by the occurrence of one or more of the other events or circumstances described in such factors.

We may be treated as a U.S. corporation for U.S. federal income tax purposes. Although we are a U.K. public limited company, under Section 7874 of the Code, we would be treated as a U.S. corporation for U.S. federal income tax purposes if, in connection with the Virgin Media Acquisition, our “expanded affiliated group” was not treated as having “substantial business activities” in the U.K. For this purpose, “expanded affiliated group” generally includes our greater-than-50% subsidiaries, and “substantial business activities” generally means at least 25% of employees (by number and compensation), assets and gross income of our expanded affiliated group are based, located and derived, respectively, in the U.K.

This 25% test generally is measured as of, or on the month-end prior to, the date of the Virgin Media Acquisition. We believe that we have satisfied this 25% test because substantially all of the operations of Virgin Media occur in the U.K. (and some of our other operations occur in the U.K.). We caution, however, that there could be adverse factual developments or unknown circumstances that could make the satisfaction of this 25% test more challenging than we anticipate or adverse changes to Section 7874 of the Code or the Treasury Regulations promulgated thereunder.

If, notwithstanding our belief, it were determined that we should be taxed as a U.S. corporation for U.S. federal income tax purposes, as a U.K. resident company incorporated under English law, we could be liable for both U.K. and U.S. federal income tax, which could have a material adverse effect on our financial condition and results of operations.

We may have exposure to additional tax liabilities. We are subject to income taxes as well as non-income based taxes in the U.K., the U.S. and many other jurisdictions around the world. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities in many of the jurisdictions in which we operate. Although we believe that our tax estimates are reasonable, any material differences as a result of final determinations of tax audits or tax disputes could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Since a majority of our subsidiaries are owned through U.S. corporations, our worldwide effective tax rate is subject to provisions in U.S. tax law that defer the imposition of U.S. tax on certain foreign active income until that income is repatriated to the United States. Any repatriation, through our U.S. ownership structure, of assets currently held by subsidiaries in foreign jurisdictions or recognition of income that fails to meet the U.S. tax requirements related to deferral of U.S. income tax, may result in a higher effective tax rate for our company. While the company may mitigate this increase in its effective tax rate through claiming a foreign tax credit against its U.S. federal income taxes or potentially have foreign or U.S. taxes reduced under applicable income tax treaties, we are subject to various limitations.

We are subject to changing tax laws, treaties and regulations in and between countries in which we operate, including treaties between the U.K., the U.S. and the many other jurisdictions in which we have a presence. Also, various income tax proposals in the jurisdictions in which we operate could result in changes to the existing laws on which our deferred taxes are calculated. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher income or non-income tax expense. Any such material changes could cause a material change in our effective tax rate.

Factors Relating to Certain Financial Matters

Our substantial leverage could limit our ability to obtain additional financing and have other adverse effects. We seek to maintain our debt at levels that provide for attractive equity returns without assuming undue risk. In this regard, we generally seek to cause our operating subsidiaries to maintain their debt at levels that result in a consolidated debt balance that is between four and five times our consolidated operating cash flow. As a result, we are highly leveraged. At September 30, 2014, our outstanding consolidated debt and capital lease obligations aggregated $41.1 billion, including $1,669.0 million that is classified as current in our consolidated balance sheet and $37.5 billion that is not due until 2019 or thereafter. We believe that we have sufficient resources to repay or refinance the current portion of our debt and capital lease obligations and to fund our foreseeable liquidity requirements during the next 12 months. As our debt maturities grow in later years, however, we anticipate that we will seek to refinance or otherwise extend our debt maturities. In this regard, we completed refinancing transactions in 2013 and 2014 that, among other things, resulted in the extension of certain of our subsidiaries’ debt maturities. No assurance can be given that we will be able to complete additional refinancing transactions or otherwise extend our debt maturities. In this regard, it is difficult to predict how political and economic conditions, sovereign debt concerns or any adverse regulatory developments will impact the credit and equity markets we access and our future financial position.

Our ability to service or refinance our debt and to maintain compliance with the leverage covenants in the credit agreements and indentures of certain of our subsidiaries is dependent primarily on our ability to maintain or increase the operating cash flow of our subsidiaries and to achieve adequate returns on our property and equipment additions and acquisitions. For example, if the operating cash flow of our subsidiary, UPC Broadband Holding, were to decline, we could be required to partially repay or limit our borrowings under the UPC Broadband Holding Bank Facility in order to maintain compliance with applicable covenants. Accordingly, if our cash provided by operations declines or we encounter other material liquidity requirements, we may be required to seek additional debt or equity financing in order to meet our debt obligations and other liquidity requirements as they come due. In addition, our current debt levels may limit our ability to incur additional debt financing to fund working capital needs, acquisitions, property and equipment additions, or other general corporate requirements. We can give no assurance that any additional debt or equity financing will be available on terms that are as favorable as the terms of our existing debt or at all. During 2013, we purchased $1,151.9 million (including direct acquisition costs) of Liberty Global Class A and Class C Ordinary Shares and LGI Series A and Series C common stock. During the first three quarters of 2014, we purchased $949.9 million (including direct acquisitions costs) of Liberty Global Class A and Class C Ordinary Shares. Any cash used by our company in connection with any future purchases of our ordinary shares would not be available for other purposes, including the repayment of debt.

Certain of our subsidiaries are subject to various debt instruments that contain restrictions on how we finance our operations and operate our businesses, which could impede our ability to engage in beneficial transactions. Certain of our subsidiaries are subject to significant financial and operating restrictions contained in outstanding credit agreements, indentures and similar instruments of indebtedness. These restrictions will affect, and in some cases significantly limit or prohibit, among other things, the ability of those subsidiaries to:

•	incur or guarantee additional indebtedness;

•	pay dividends or make other upstream distributions;

•	make investments;

•	transfer, sell or dispose of certain assets, including subsidiary stock;

•	merge or consolidate with other entities;

•	engage in transactions with us or other affiliates; or

•	create liens on their assets.

As a result of restrictions contained in these credit facilities, the companies party thereto, and their subsidiaries, could be unable to obtain additional capital in the future to:

•	fund property and equipment additions or acquisitions that could improve their value;

•	meet their loan and capital commitments to their business affiliates;

•	invest in companies in which they would otherwise invest;

•	fund any operating losses or future development of their business affiliates;

•	obtain lower borrowing costs that are available from secured lenders or engage in advantageous transactions that monetize their assets; or

•	conduct other necessary or prudent corporate activities.

In addition, most of the credit agreements to which these subsidiaries are parties include financial covenants that require them to maintain certain financial ratios, including ratios of total debt to operating cash flow and operating cash flow to interest expense. Their ability to meet these financial covenants may be affected by adverse economic, competitive, or regulatory developments and other events beyond their control, and we cannot assure you that these financial covenants will be met. In the event of a default under such subsidiaries’ credit agreements or indentures, the lenders may accelerate the maturity of the indebtedness under those agreements or indentures, which could result in a default under other outstanding credit facilities or indentures. We cannot assure you that any of these subsidiaries will have sufficient assets to pay indebtedness outstanding under their credit agreements and indentures. Any refinancing of this indebtedness is likely to contain similar restrictive covenants.

We are exposed to interest rate risks. Shifts in such rates may adversely affect the debt service obligation of our subsidiaries. We are exposed to the risk of fluctuations in interest rates, primarily through the credit facilities of certain of our subsidiaries, which are indexed to EURIBOR, LIBOR or other base rates. Although we enter into various derivative transactions to manage exposure to movements in interest rates, there can be no assurance that we will be able to continue to do so at a reasonable cost or at all. If we are unable to effectively manage our interest rate exposure through derivative transactions, any increase in market interest rates would increase our interest rate exposure and debt service obligations, which would exacerbate the risks associated with our leveraged capital structure.

We are subject to increasing operating costs and inflation risks which may adversely affect our earnings. While our operations attempt to increase our subscription rates to offset increases in programming and operating costs, there is no assurance that they will be able to do so. In certain countries in which we operate, our ability to increase subscription rates is subject to regulatory controls. Also, our ability to increase subscription rates may be constrained by competitive pressures. Therefore, operating costs may rise faster than associated revenue, resulting in a material negative impact on our cash flow and net earnings (loss). We are also impacted by inflationary increases in salaries, wages, benefits and other administrative costs in certain of our markets.

Continuing uncertainties and challenging conditions in the global economy and in the countries in which we operate may adversely impact our business, financial condition and results of operations. The current macroeconomic environment is highly volatile, and continuing instability in global markets, including the ongoing struggles in Europe related to sovereign debt issues and the stability of the euro, has contributed to a challenging global economic environment. Future developments are dependent upon a number of political and economic factors, including the effectiveness of measures by the European Commission to address debt burdens of certain countries in Europe and the overall stability of the eurozone. As a result, we cannot predict how long challenging conditions will exist or the extent to which the markets in which we operate may deteriorate. Additional risks arising from the ongoing economic challenges in Europe are described below under “— We are exposed to sovereign debt and currency instability risks in Europe that could have an adverse impact on our liquidity, financial condition and cash flows.”

Unfavorable economic conditions may impact a significant number of our subscribers and, as a result, it may be (1) more difficult for us to attract new subscribers, (2) more likely that subscribers will downgrade or disconnect their services and (3) more difficult for us to maintain ARPUs at existing levels. Countries may also seek new or increased revenue sources due to fiscal deficits. Such actions may further adversely affect our company. Accordingly, our ability to increase, or, in certain cases, maintain, the revenue, ARPUs, RGUs, operating cash flow, operating cash flow margins and liquidity of our operating segments could be adversely affected if the macroeconomic environment remains uncertain or declines further. We are currently unable to predict the extent of any of these potential adverse effects.

We are exposed to sovereign debt and currency instability risks in Europe that could have an adverse impact on our liquidity, financial condition and cash flows. Our operations are subject to macroeconomic and political risks that are outside of our control. For example, high levels of sovereign debt in the U.S. and certain European countries (including Ireland and Hungary), combined with weak growth and high unemployment, could lead to fiscal reforms (including austerity measures), sovereign debt restructurings, currency instability, increased counterparty credit risk, high levels of volatility and, potentially, disruptions in the credit and equity markets, as well as other outcomes that might adversely impact our company. With regard to currency instability issues, concerns exist in the eurozone with respect to individual macro-fundamentals on a country-by-country basis, as well as with respect to the overall stability of the European monetary union and the suitability of a single currency to appropriately deal with specific fiscal management and sovereign debt issues in individual eurozone countries. The realization of these concerns could lead to the exit of one or more countries from the European monetary union and the re-introduction of individual currencies in these countries, or, in more extreme circumstances, the possible dissolution of the European monetary union entirely, which could result in the redenomination of a portion or, in the extreme case, all of our euro-denominated assets, liabilities and cash flows to the new currency of the country in which they originated. This could result in a mismatch in the currencies of our assets, liabilities and cash flows. Any such mismatch, together with the capital market disruption that would likely accompany any such redenomination event, could have a material adverse impact on our liquidity and financial condition. Furthermore, any redenomination event would likely be accompanied by significant economic dislocation, particularly within the eurozone countries, which in turn could have an adverse impact on demand for our products, and accordingly, on our revenue and cash flows. Moreover, any changes from euro to non-euro currencies within the countries in which we operate would require us to modify our billing and other financial systems. No assurance can be given that any required modifications could be made within a timeframe that would allow us to timely bill our customers or prepare and file required financial reports. In light of the significant exposure that we have to the euro through our euro-denominated borrowings, derivative instruments, cash balances and cash flows, a redenomination event could have a material adverse impact on our company.

We may not freely access the cash of our operating companies. Our operations are conducted through our subsidiaries. Our current sources of corporate liquidity include (1) our cash and cash equivalents and (2) interest and dividend income received on our cash and cash equivalents and investments. From time to time, we also receive (1) proceeds in the form of distributions or loan repayments from our subsidiaries or affiliates, (2) proceeds upon the disposition of investments and other assets and (3) proceeds in connection with the incurrence of debt or the issuance of equity securities. The ability of our operating subsidiaries to pay dividends or to make other payments or advances to us depends on their individual operating results and any statutory, regulatory or contractual restrictions to which they may be or may become subject and in some cases our receipt of such payments or advances may be limited due to tax considerations or the presence of noncontrolling interests. Most of our operating subsidiaries are subject to credit agreements or indentures that restrict sales of assets and prohibit or limit the payment of dividends or the making of distributions, loans or advances to shareholders and partners, including us. In addition, because these subsidiaries are separate and distinct legal entities they have no obligation to provide us funds for payment obligations, whether by dividends, distributions, loans or other payments.

We are exposed to the risk of default by the counterparties to our derivative and other financial instruments, undrawn debt facilities and cash investments. Although we seek to manage the credit risks associated with our derivative and other financial instruments, cash investments and undrawn debt facilities, we are exposed to the risk that our counterparties could default on their obligations to us. Also, even though we regularly review our credit exposures, defaults may arise from events or circumstances that are difficult to detect or foresee. At September 30, 2014, our exposure to counterparty credit risk included (1) derivative assets with an aggregate fair value of $780.9 million, (2) cash and cash equivalent and restricted cash balances of $972.1 million and (3) aggregate undrawn debt facilities of $3,630.0 million. While we currently have no specific concerns about the creditworthiness of any counterparty for which we have material credit risk exposures, the current economic conditions and uncertainties in global financial markets have increased the credit risk of our counterparties and we cannot rule out the possibility that one or more of our counterparties could fail or otherwise be unable to meet its obligations to us. Any such instance could have an adverse effect on our cash flows, results of operations and financial condition. In this regard, (1) additional financial institution failures could reduce amounts available under committed credit facilities, adversely impact our ability to access cash deposited with any failed financial institution and cause a default under one or more derivative contracts, and (2) further deterioration in the credit markets could adversely impact our ability to access debt financing on favorable terms, or at all.

Under our derivative contracts, it is generally only the non-defaulting party that has a contractual option to exercise early termination rights upon the default of the other counterparty and to set off other liabilities against sums due upon such termination. In an insolvency of a derivative counterparty under the laws of certain jurisdictions, however, the defaulting counterparty or its insolvency representatives may be able to compel the termination of one or more derivative contracts and trigger early termination payment liabilities payable by us, reflecting any mark-to-market value of the contracts for the counterparty. Alternatively, or in addition, the insolvency laws of certain jurisdictions may require the mandatory set-off of amounts due under such derivative contracts against present and future liabilities owed to us under other contracts between us and the relevant counterparty. Accordingly, it is possible that we may be subject to obligations to make payments, or may have present or future liabilities owed to us partially or fully discharged by set-off as a result of such obligations, in the event of the insolvency of a derivative counterparty, even though it is the counterparty that is in default and not us. To the extent that we are required to make such payments, our ability to do so will depend on our liquidity and capital resources at the time. In an insolvency of a defaulting counterparty, we will be an unsecured creditor in respect of any amount owed to us by the defaulting counterparty, except to the extent of the value of any collateral we have obtained from that counterparty.

The risks we would face in the event of a default by a counterparty to one of our derivative instruments might be eliminated or substantially mitigated if we were able to novate the relevant derivative contracts to a new counterparty following the default of our counterparty. While we anticipate that, in the event of the insolvency of one of our derivative counterparties, we would seek to effect such novations, no assurance can be given that we would obtain the necessary consents to do so or that we would be able to do so on terms or pricing that would be acceptable to us or that any such novation would not result in substantial costs to us. Furthermore, the underlying risks that are the subject of the relevant derivative contracts would no longer be effectively hedged due to the insolvency of our counterparty, unless and until we novate or replace the derivative contract.

We may not report net earnings. We reported losses from continuing operations of $478.3 million for the nine months ended September 30, 2014 and $882.0 million, $583.9 million and $801.5 million during 2013, 2012 and 2011, respectively. In light of our historical financial performance, we cannot assure you that we will report net earnings in the near future or ever.

Additional Factors Specifically Relating to the Operations to be Attributed to the LiLAC Group

We operate in competitive markets, and competitive pressures could have a material adverse effect on our business. The video, broadband internet and fixed-line and mobile telephony service markets in Latin America are highly competitive and rapidly evolving. We face competition from incumbent and non-incumbent telecommunications companies, mobile operators (including MVNOs) and fixed-line telecommunications operators, some of which have substantial resources. The nature and level of the competition we face vary by market and for each of the products and services we offer. Some of the companies we compete against have greater scale, easier access to financing, more comprehensive suites of product offerings, greater personnel resources, greater brand name recognition and experience and/or longer-established relationships with consumers.

As to our video offerings, we compete primarily with Direct-to-Home Satellite Broadcasting, or DTH, service providers and incumbent fixed-line telephony operators that offer video services (using internet protocol technology) as part of double and triple-play packages. Our competitors aggressively target video customers, including our subscribers and other potential customers that reside in our network footprint, with low price video packages. In Puerto Rico, our primary competitors offer low introductory offers, free high definition (HD) channels and in some top tier packages, a free multi-room digital video recorder (DVR) service. In Chile, two competitors have launched internet protocol television, or IPTV, services over FTTx networks. The incumbent fixed-line telephony providers with which we compete offer digital video services over their networks using DSL, or in some cases, ADSL, technology. These providers present formidable competition as they typically have long-standing relationships with potential video subscribers as their fixed-line telephony provider.

As to our broadband internet and telephony offerings, we face significant competition from the incumbent fixed-line telephony providers and from mobile broadband providers. Our most significant competitors in Chile, ENTEL, Movistar and Claro, have launched their LTE networks for high-speed mobile data. In Puerto Rico, we face competition primarily from Claro, as well as independent retailers that sell internet services provided by the incumbent telephone operator. The incumbent fixed-line telephony providers with whom we compete have significantly more experience in offering telephony services, devote significant resources to the upgrade and expansion of their networks and have long-standing relationships with customers as their fixed-line telephony provider. Additionally, consumers in Puerto Rico are increasingly switching to mobile services offered by our competitors, which we do not offer in that market.

We expect competition to continue to increase as a result of regulatory changes, including those affecting price competition, advances in technology, the influx of new market entrants and strategic alliances and cooperative relationships among industry participants. For additional information on competition, see “Annex E: Description of Our Latin American Operations — Competition.”

Our growth and profitability depend on the prosperity and stability of economies in Latin America, which may be adversely affected by numerous economic developments. All of our businesses, operations and assets that are attributed to the LiLAC Group are currently located in Chile and Puerto Rico. For this reason, the results of operations attributable to the LiLAC Group are sensitive to, and dependent upon, the level of economic activity in Chile, Puerto Rico and other Latin American markets that we may enter in the future. Historically, growth in the broadband and telecommunications industry in emerging markets has been tied to the state of local and regional economies, particularly levels of consumer confidence, discretionary spending and demand.

In Chile, the economy is closely tied to the strength of the metals and mining industry, especially copper. A downturn in that industry may negatively impact the Chilean economy. Although Chile has one of the stronger economies in Latin America, lingering negative effects of the most recent global recession may continue to adversely affect its economy, and unfavorable general economic conditions and declining consumer confidence and discretionary income could negatively affect the affordability of and demand for some of our products and services in that country.

In Puerto Rico, the economy is experiencing a long running recession that began in 2006. Puerto Rico is a U.S. territory that has historically been dependent on U.S. aid, and has relied on offering federal and local tax incentives to attract business. However, federal tax incentives have been significantly reduced in recent years, although local tax incentives have increased. Puerto Rico also has high levels of government debt with uncertain credit quality and decreasing tax revenue due, in part, to the significant migration of younger members of the population of Puerto Rico to the U.S. mainland. Significant further job losses, an inability to raise debt at acceptable yields in the municipal bond markets, delays in raising more tax revenue or implementing other budget solutions and a further reduction in federal funds and tax incentives could negatively impact the Puerto Rican economy and our subscribers, as well as our earnings and operations in Puerto Rico.

In response to difficult economic conditions and a reduction in consumer confidence and income, Latin American consumers may seek to reduce discretionary spending by forgoing purchases of our products and services, electing to use fewer premium services or obtaining products and services under lower-cost programs offered by our competitors. Furthermore, adverse economic conditions may lead to an increased number of our customers that are unable to pay for services, leading to a possible increase in our bad debt account. If any of these events were to occur, it could have a negative effect on the business, financial condition and results of operations attributed to the LiLAC Group.

Currency devaluations and foreign exchange fluctuations may adversely affect our financial position. The foreign exchange rates of many local currencies in Latin America, including the Chilean peso, have been subject to volatility in the past, and could be subject to significant fluctuations in the future given the prevalence of free float exchange regimes. The main drivers of exchange rate volatility in the past have been significant fluctuations of commodity prices as well as general uncertainty and trade imbalances with regional and foreign trading partners. In recent years, the primary driver of exchange rate volatility in stronger Latin American economies, including Chile, has been the substantial appreciation of their currencies relative to the U.S. dollar. The value of the Chilean peso against the U.S. dollar may fluctuate significantly in the future, which may negatively impact the strength of the Chilean economy and therefore adversely affect the demand for our products and services in Chile.

Substantially all of the indebtedness incurred by our Chilean subsidiary, VTR GlobalCom, is denominated in U.S. dollars, while its revenue and most of its operating and SG&A expenses are denominated in Chilean pesos. When the Chilean peso’s value declines against the dollar, we require more Chilean pesos to repay the same amount of dollar-denominated debt. As of September 30, 2014, 100% of VTR Finance B.V.’s interest-bearing debt was denominated in U.S. dollars and was hedged against exchange rate variations between the Chilean peso and the U.S. dollar through financial instruments such as cross-currency swaps. Although we have adopted a hedging policy to protect us against foreign exchange fluctuations, we cannot assure you that our hedging policy will be sufficient to protect us from future losses related to exchange rate variations or that our hedging counterparties will not default on their contractual obligations to us.

Inflationary pressures in the Chilean economy and government measures to curb inflation may reduce demand for our services, thereby adversely affecting our financial position. Although inflation in Chile has been relatively modest in recent years, it remains higher than that experienced in the United States. Measures taken by the Chilean Central Bank to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and limiting economic growth. Such measures to combat inflation and public speculation about possible future governmental actions may contribute materially to economic uncertainty in Chile and to heightened volatility in its capital markets, which could adversely affect the disposable income of our Chilean subscribers and potential subscribers, resulting in reduced demand for our products and services in that country. An increase in inflation would also likely increase our operating costs in Chile, given that some of our supply contracts in that country are denominated in Chilean pesos.

We are subject to regulations that can limit our ability to increase our revenue, which could adversely affect our earnings. Our operations in Chile are subject to rate regulations. Interconnect charges, access charges, charges for network unbundling services and charges for some ancillary telephony services are often determined by the regulatory authorities in Chile, which establish the maximum rates that may be charged by each operator for each type of service. This rate regulation is applicable to all fixed-line and mobile telephony companies in Chile.

In September 2014, VTR received a tariff proposal from the Chilean Undersecretary of Telecommunications (SubTel) that would have retroactive effect to June 2012. The tariff proposal represents a significant reduction in the fixed-line interconnection rates currently charged by VTR. VTR is in the process of formulating its objections and comments to the tariff proposal and is unable at this time to reasonably predict the outcome of the tariff setting process. Final resolution of the tariff setting process in Chile is expected to occur during 2015. If the September 2014 tariff proposal was ultimately upheld, including retroactive application to June 2012, VTR would be required to issue credit notes of approximately CLP 6.7 billion ($11.2 million at September 30, 2014) for revenue previously recognized through September 30, 2014.

Our cable operations in Chile are subject to the Chilean Consumer’s Rights Protection Law (the CRPL). Certain provisions of the CRPL have been interpreted by Chile’s National Consumer Service (Servicio Nacional del Consumidor or Sernac) as requiring prior approval by our Chilean subscribers of any increase, over the inflation rate, in the subscription rates charged to them. Although we disagree with this interpretation, we have agreed with Sernac to adjust our Chilean subscription rates for inflation semi-annually. We may also seek rate adjustments in excess of inflation once each year, subject to our receipt of prior approval from any subscriber whose subscription fee is to be increased. If a subscriber does not accept a rate increase, they may terminate their subscription contract. Due to the rate regulation to which we are subject in Chile, we may be unable to pass through cost increases, which could have a material adverse effect on our earnings and financial condition.

Our operations in Puerto Rico are subject to the Puerto Rico Telecommunications Act of 1996 (Law 213), which requires that rates for telecommunication services be cost-based and prohibits cross-subsidies. Although Law 213 does not require us to obtain any prior approval for rate increases, any such increase must comply with Law 213’s requirements.

Current and proposed “must carry” and retransmission consent rules may limit our ability to provide our subscribers with programming content that is profitable for our business. The Television Act in Chile has recently been amended to provide, among other changes, that once a broadcast operator achieves digital coverage of 85% of the population within a concession area, the broadcast operator may require a prior agreement for the retransmission of its digital signals by pay television operators. This law also contains a requirement for pay television operators to distribute, on a “must carry” basis, up to four local broadcast television channels in each operating area. Currently, SubTel is studying ancillary regulations to the Chilean Telecommunications Law to implement its retransmission consent and must carry obligations. The payment of retransmission fees may increase our operating costs in Chile, while compliance with “must carry” obligations may use valuable network capacity that we would otherwise devote to alternative programs or services that may be more attractive to our subscribers and more profitable for our business.

Our operations in Puerto Rico are subject to the Cable Television Consumer Protection and Competition Act of 1992, which imposes “must carry” or “retransmission consent” regulations on pay television providers. These regulations require cable and DTH providers to carry local broadcast stations without payment of retransmission fees regardless of the demand for their programming. Broadcast stations have the ability to opt-out of this “must carry” regulation in favor of negotiating a retransmission consent arrangement directly with cable and DTH providers. This has resulted in our having to negotiate several retransmission consent arrangements and pay fees in order to retransmit the more desirable local broadcast content on our Puerto Rico systems, while being obligated to carry less desirable broadcast content under the “must carry” rules. Broadcast stations with desirable programming are becoming increasingly aggressive in their demands for retransmission consent, which has resulted in higher operating costs or our not carrying one or more popular local broadcast channels, which may adversely affect our competitiveness.

A failure in our telecommunications systems in Chile could subject our operations in that country to significant financial penalties. Under the Chilean telecommunications law, Ley General de Telecomunicaciones (Chilean Telecommunications Law), we are subject to financial penalties in the event of certain technological failures to our network systems. Article 27 of the Chilean Telecommunications Law requires us to reimburse subscribers three times the amount of their per diem subscription fees during the period of a network outage lasting 48 hours or more. In the event of a network outage lasting less than 48 hours, the Chilean Telecommunications Law requires that we reimburse subscribers the amount of their per diem subscription fees if the outage event exceeds six consecutive hours or if multiple outage events exceed 12 non-consecutive hours in any given month. We have experienced prolonged network outages in the past due to earthquakes and other natural disasters.

Our operations in Latin America may be negatively impacted by extreme weather conditions and other natural disasters. Our operations in Chile have experienced natural disasters, including earthquakes, tsunamis and floods, while our operations in Puerto Rico frequently experience tropical storms and hurricanes. Extreme weather conditions and natural disasters can result in network outages and damage to our equipment and facilities.

Chile lies on the Nazca tectonic plate, one of the world’s most seismically active regions. Chile has been adversely affected by powerful earthquakes in the past, including a 9.5 magnitude earthquake in 1960, which was the largest earthquake ever recorded, an 8.0 magnitude earthquake that struck Santiago in 1985 and more recently, an 8.8 magnitude earthquake that struck south-central Chile in 2010, followed by a tsunami that significantly damaged cities and port facilities. According to the United Nations Office for Disaster Risk Reduction, the economic losses from the 2010 earthquake were estimated at $30 billion, or 18% of Chile’s gross domestic product. The 2010 earthquake and tsunami’s primary impact on our Chilean operations was damage to our equipment and network infrastructure in the affected regions. In addition to the cost of repairing this damage, the earthquake and tsunami resulted in lost sales and profits and required us to increase our advertising and promotional offers in order to prevent increased subscriber losses. We also voluntarily provided certain discounts and benefits to our subscribers who lost service, which exceeded reimbursements required by law in 2010. Under current Chilean law, any event, whether natural or otherwise, that results in disruption of service to our subscribers requires us to reimburse subscribers three times the amount of their per diem subscription fees during the period of a network outage lasting 48 hours or more, and if lasting less than 48 hours, we are required to reimburse the amount of their per diem subscription fees if the outage event exceeds 6 consecutive hours or if multiple outage events exceed 12 non-consecutive hours in any given month.

Puerto Rico experiences the Atlantic hurricane season, with a quarter of its annual rainfall contributed from tropical cyclones. A cyclone of tropical storm strength passes near Puerto Rico on average every five years and a hurricane passes in the vicinity of the island on average every seven years. These storms have the ability to disrupt our operations and adversely affect our ability to provide services to our customers.

We are subject to piracy risk in Chile, as our analog systems in that country are not encrypted and satellite television receivers, which can illegally decode the digital content of DTH providers, may be purchased legally in Chile. Although we continue to roll out digital video services to our video subscribers, as of September 30, 2014, approximately 12% of our video subscribers in Chile either live in areas that have not yet been upgraded to digital cable service or have chosen to retain their analog subscription despite the availability of digital subscription. Analog systems are more susceptible to piracy because they lack encryption technology. Persons may view our analog content without paying subscription fees by illegally accessing those portions of our network that transmit analog signals. While we combat this form of piracy through audits of decoder installations and verifying payment streams with services provided, we lose revenue for each potential customer relationship in which our unencrypted analog cables are compromised. We also incur costs related to the investigation and remediation of instances of piracy and for the measures we undertake to combat and prevent it.

Satellite television receiver digital decoders may be purchased from third parties that are capable of decoding the encrypted content of DTH providers, with whom we compete for customers, without paying for such content. Although neither on a widespread scale nor through large vendor franchises, receivers are currently available for legal purchase in Chile, despite the fact that accessing and decoding encrypted channels through these devices is illegal. We have partnered with other telecommunications and major content providers in Latin America to create the Alliance Against Piracy to advocate for the enactment of stricter legislation to make illegal the importation, sale and distribution of these devices across the Latin American countries where the Alliance Against Piracy is active, including Chile. We estimated in June 2014 that approximately 50,000 homes within our footprint in Chile were illegally viewing video content by means of these receivers. Should the availability of these receivers become more widespread, we could face a risk of increased churn if existing subscribers were to choose to access competing DTH programming content by means of these receivers in lieu of continuing to pay for our video services. Also, we may be hampered in our ability to attract new customers who elect to view DTH programming illegally for free by means of these devices instead of subscribing to our video services.

Taxes in Chile can be unpredictable, and any increase in such taxes could adversely affect the financial performance of our Chilean operations. The Chilean government regularly implements changes to tax laws that may increase our tax burden. These changes may include modifications in our tax rates and, on occasion, the enactment of temporary taxes that in some cases have become permanent taxes. For example, in the aftermath of the 2010 earthquake and tsunami, legislation was passed to raise the corporate income tax rate in order to finance reconstruction, which had an adverse effect on our financial results. The legislation temporarily increased the corporate tax rate from its previous rate of 17.0% to 20.0%. In 2012, the Chilean government introduced amendments to existing tax legislation, which, among other things, permanently maintained the corporate income tax rate at 20%.

On September 26, 2014, the Chilean President signed an extensive tax reform bill, including changes to the corporate tax rate, changes to the thin capitalization rules, taxation of certain Chilean investments abroad and changes to the stamp tax rate, among other relevant changes. The bill became law upon its publication in the Official Gazette (Diario Oficial) on September 29, 2014.

According to this new law, the current corporate tax rate of 20% will be increased progressively as follows: 2014 (21%), 2015 (22.5%) and 2016 (24%). Beginning in 2017, there will be two optional income tax regimes: the “attributed system” and the “partially integrated system.” Under the “attributed system,” the corporate tax rate will be 25% and the 35% withholding tax will be paid on an accrual basis by the corporation on behalf of the shareholder, with the corporate tax fully creditable against the withholding tax. Under the “partially integrated system,” the corporate tax rate will be 25.5% in 2017 and 27% in 2018 and future years, and the 35% withholding tax will be paid only upon actual distributions to shareholders. However, under this partially integrated system, only 65% of the corporate tax paid by a Chilean company can be used as a credit against the withholding tax imposed on non-Chilean resident shareholders, which implies a final tax burden of 44.45%. In the case of shareholders resident in countries that have tax treaties in force with Chile, there will be a full credit for the corporate tax paid, which implies a final tax burden of 35% for such shareholders. Corporations must elect the relevant tax regime before December 31, 2016. This election, once made, is irrevocable for a period of five years.

Strikes and other industrial actions, as well as the negotiation of new collective bargaining agreements, could disrupt our operations or make it more costly to operate our facilities. We are exposed to the risk of strikes and other industrial actions. We negotiate our collective bargaining agreements with eight labor unions in Chile and one in Puerto Rico. The agreements are renegotiated every three to four years on a staggered basis in Chile and every three years in Puerto Rico. The agreements cover, among other things, the general labor conditions of covered employees such as working hours, holidays, benefits, termination, provisions and general payment schemes for wages. Our Chilean operations have experienced strikes in the past, most recently in 2007. In Puerto Rico, members of two major unions representing public utility employees voted in June 2014 to implement an island-wide strike. Although no labor stoppage has been carried out to date and our employees in Puerto Rico would not be included in any such strike, potential sabotage on the island’s infrastructure during an island-wide strike could adversely affect our network. Strikes and other industrial actions, as well as increasingly stricter labor legislation and regulations and the negotiation of new collective bargaining agreements in the future, could disrupt our operations and/or make it more costly to operate our facilities, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Our ability to make decisions related to our Puerto Rico operations that we may deem to be in the best interests of our shareholders may be negatively impacted by arrangements with the holders of a minority interest in Liberty Puerto Rico. We indirectly own 60% of Liberty Puerto Rico, while Searchlight indirectly owns the remaining 40%. We and Searchlight are party to certain agreements that provide the terms of the governance and ownership of Liberty Puerto Rico, its indirect sole member and the general partner of its indirect sole member (the parent entities). Under these agreements, we and Searchlight have a veto right on certain material matters, including, without limitation, a sale of Liberty Puerto Rico or its parent entities and certain acquisitions or mergers, incurrences of debt, large expenditures and issuances of equity interests in Liberty Puerto Rico’s parent entities. Our agreement with Searchlight also includes certain transfer restrictions and liquidity rights. These arrangements give Searchlight a certain amount of influence over the conduct of Liberty Puerto Rico’s business and future sales of the business. See “Annex E: Description of Our Latin American Operations — Arrangements with Minority Interest Holder in Liberty Puerto Rico” for a description of our arrangements with the minority interest holder in Liberty Puerto Rico.

As a result of Searchlight’s rights, including rights of first offer, tag-along rights and liquidity rights, among others, Searchlight could prevent Liberty Puerto Rico from making certain decisions or taking certain actions that would protect or advance the interests of our company, including forcing a sale of Liberty Puerto Rico and its parent entities against our wishes. No assurances can be given that we and Searchlight will be able to reach agreement with respect to any such matters in the future, and if we are unable to, our Puerto Rico operations could be adversely affected.

Other Factors

The loss of certain key personnel could harm our business. We have experienced employees at both the corporate and operational levels who possess substantial knowledge of our business and operations. We cannot assure you that we will be successful in retaining their services or that we would be successful in hiring and training suitable replacements without undue costs or delays. As a result, the loss of any of these key employees could cause significant disruptions in our business operations, which could materially adversely affect our results of operations.

John C. Malone has significant voting power with respect to corporate matters considered by our shareholders. John C. Malone beneficially owns outstanding ordinary shares of Liberty Global representing approximately [        ]% of our aggregate voting power as of December 22, 2014. By virtue of Mr. Malone’s voting power in our company, as well as his position as Chairman of our board of directors, Mr. Malone may have significant influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval. For example, under English law and our articles of association, certain matters (including amendments to the articles of association) require the approval of 75% of the votes of shareholders who vote (in person or by proxy) on the relevant resolution. Because Mr. Malone beneficially owns more than 25% of our aggregate voting power and more than 75% of the outstanding Liberty Global Class B Ordinary Shares, he has the ability to prevent the requisite approval threshold from being met even though the other shareholders may determine that such action or transaction is beneficial for the company. Mr. Malone’s rights to vote or dispose of his equity interests in our company are not subject to any restrictions in favor of us other than as may be required by applicable law and except for customary transfer restrictions pursuant to equity award agreements. Following the Transaction and the issuance of the LiLAC Ordinary Shares, we expect that Mr. Malone will continue to hold a similar proportion of our voting power.

It may be difficult for a third party to acquire us, even if doing so may be beneficial to our shareholders. Certain provisions of our articles of association and of English law may discourage, delay, or prevent a change in control of our company that a shareholder may consider favorable. These provisions include the following:

•

authorizing a capital structure with multiple classes of ordinary shares: a Class B that entitles the holders to 10 votes per share; a Class A that entitles the holders to one vote per share; and a Class C that, except as otherwise required by applicable law or our articles, entitles the holder to no voting rights;

•

authorizing the issuance of “blank check” shares (both ordinary and preference), which could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•

classifying our board of directors with staggered three-year terms, which may lengthen the time required to gain control of our board of directors, although under English law, shareholders of our company can remove a director without cause by ordinary resolution;

•	prohibiting shareholder action by written resolution, thereby requiring all shareholder actions to be taken at a meeting of the shareholders;

•	requiring the approval of 75% in value of the shareholders (or class of shareholders) and/or English court approval for certain statutory mergers or schemes of arrangements;

•

establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings; and

•	following the Transaction, our tracking share structure.

Change in control provisions in our employment and service agreements and in our incentive plan and related award agreements may also discourage, delay, or prevent a change in control of our company, even if such change of control would be in the best interests of our shareholders.

The enforcement of civil liabilities against us may be more difficult. Because we are a public limited company incorporated under the laws of England and Wales, investors could experience more difficulty enforcing judgments obtained against us in U.S. courts than would currently be the case for U.S. judgments obtained against a U.S. company. It may also be more difficult (or impossible) to bring some types of claims against us in courts sitting in England than it would be to bring similar claims against a U.S. company in a U.S. court. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions. Under English law generally, only the company can be the proper plaintiff in proceedings in respect of wrongful acts committed against us. Our articles of association provide for the exclusive jurisdiction of the English courts for shareholder lawsuits against us or our directors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This proxy statement/prospectus, including documents incorporated by reference herein, includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated consequences of the Transaction, our business, product, foreign currency and finance strategies, our property and equipment additions, subscriber growth and retention rates, competitive, regulatory and economic factors, the anticipated impacts of new legislation (or changes to existing rules and regulations), anticipated revenue decreases or cost increases, liquidity, credit risks, foreign currency risks and target leverage levels and other information and statements that are not historical fact. In some cases, you can identify these statements by our use of forward-looking words such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “intend” and other terms of similar substance used in connection with any discussion of the future operations or financial performance of our company. To the extent that statements in this proxy statement/prospectus (or incorporated by reference herein) are not recitations of historical fact, such statements constitute forward-looking statements, which, by definition, involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

You should be aware that any forward-looking statements in this proxy statement/prospectus, including documents incorporated by reference herein, only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions. Many of these risks, uncertainties and assumptions are beyond our control and may cause actual results and performance to differ materially from our expectations.

Known risk factors that could cause results or events to differ from current expectations are identified and discussed under “Risk Factors” and in our filings with the SEC, including our most recent Forms 10-K/A and 10-Q. Some, but not all, of the factors that could cause actual results or events relating to Liberty Global to differ materially from those anticipated include the following:

•	economic and business conditions and industry trends in the countries in which we operate;

•	the competitive environment in the industries in the countries in which we operate, including competitor responses to our products and services;

•	fluctuations in currency exchange rates and interest rates;

•	instability in global financial markets, including sovereign debt issues and related fiscal reforms;

•	consumer disposable income and spending levels, including the availability and amount of individual consumer debt;

•	changes in consumer television viewing preferences and habits;

•

consumer acceptance of our existing service offerings, including our digital video, broadband internet, fixed-line telephony, mobile and business service offerings, and of new technology, programming alternatives and other products and services that we may offer in the future;

•	our ability to manage rapid technological changes;

•	our ability to maintain or increase the number of subscriptions to our digital video, broadband internet, fixed-line telephony and mobile service offerings and our average revenue per household;

•	our ability to provide satisfactory customer service, including support for new and evolving products and services;

•	our ability to maintain or increase rates to our subscribers or to pass through increased costs to our subscribers;

•	our ability to maintain our revenue from channel carriage arrangements, particularly in Germany;

•	the impact of our future financial performance, or market conditions generally, on the availability, terms and deployment of capital;

•	changes in, or failure or inability to comply with, government regulations in the countries in which we operate and adverse outcomes from regulatory proceedings;

•	government intervention that opens our broadband distribution networks to competitors, such as the obligations imposed in Belgium;

•

our ability to obtain regulatory approval and satisfy other conditions necessary to close acquisitions and dispositions, and the impact of conditions imposed by competition and other regulatory authorities in connection with acquisitions, including the impact of the present and any future conditions imposed in connection with the acquisition of KBW on our operations in Germany;

•

our ability to successfully acquire new businesses and, if acquired, to integrate, realize anticipated efficiencies from, and implement our business plan with respect to, the businesses we have or may acquire, such as the Ziggo Acquisition;

•	changes in laws or treaties relating to taxation, or the interpretation thereof, in the U.K., U.S. or in other countries in which we operate;

•	changes in laws and government regulations that may impact the availability and cost of credit and the derivative instruments that hedge certain of our financial risks;

•	the ability of suppliers and vendors to timely deliver quality products, equipment, software and services;

•

the availability of attractive programming for our digital video services and the costs associated with such programming, including retransmission and copyright fees payable to public and private broadcasters;

•	uncertainties inherent in the development and integration of new business lines and business strategies;

•	our ability to adequately forecast and plan future network requirements;

•	the availability of capital for the acquisition and/or development of telecommunications networks and services;

•	problems we may discover post-closing with the operations, including the internal controls and financial reporting process of businesses we acquire;

•	leakage of sensitive customer data;

•	the outcome of any pending or threatened litigation;

•	the loss of key employees and the availability of qualified personnel;

•	changes in the nature of key strategic relationships with partners and joint venturers;

•	our new equity capital structure that would result from the Transaction; and

•	events that are outside of our control, such as political unrest in international markets, terrorist attacks, malicious human acts, natural disasters, pandemics and other similar events.

The broadband distribution services industries are changing rapidly and, therefore, the forward-looking statements of expectations, plans and intent contained or incorporated in this proxy statement/prospectus are subject to a significant degree of risk. These forward-looking statements and the above-described risks, uncertainties and other factors speak only as of the date of this proxy statement/prospectus, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained or incorporated herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on any forward-looking statement.

THE GENERAL MEETING

Date, Time and Place

The General Meeting will be held at 3:00 p.m., local time, on February     , 2015, at the offices of Shearman & Sterling (London) LLP at 9 Appold Street, London EC2A 2AP.

Purpose of the General Meeting

At the General Meeting, holders of Liberty Global Ordinary Shares will be asked to consider and vote on the resolutions comprising the Transaction Proposals (other than the Class Proposals), the Voting Rights Amendment Proposal, the Securities Purchase Proposals and the Virgin Media Sharesave Proposal, which are described in greater detail under “The Transaction Proposals,” “The Voting Rights Proposal,” “The Securities Purchase Proposals” and “The Virgin Media Sharesave Proposal,” respectively. The full text of the resolutions to be voted on at the General Meeting can be found in the Notice of General Meeting provided as Annex  A to this proxy statement/prospectus.

Quorum

In order to conduct the business of the General Meeting, a quorum must be present. The presence, in person or by proxy, of the holders of a simple majority of the combined voting power of the Liberty Global Class A and Class B Ordinary Shares entitled to vote is necessary to constitute a quorum at the General Meeting.

For purposes of determining a quorum, your shares will be included as represented at the meeting even if you indicate on your proxy that you abstain from voting. Shares represented by “broker non-votes” will also be counted for purposes of determining whether there is a quorum at the General Meeting but will not be included for purposes of determining the number of votes cast. A broker non-vote occurs when shares held by a broker, bank or other nominee are represented at the meeting, but the nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular resolution. None of the Proposals are considered routine matters and your broker, bank or other nominee may not vote on these resolutions without instructions from you.

Who May Vote

For all of the proposals put forward at the General Meeting, holders of Liberty Global Class A and Class B Ordinary Shares, as recorded in Liberty Global’s share register as of 5:00 p.m., New York time/10:00 p.m., London time, on December     , 2014, the record date for the General Meeting, vote together at the General Meeting or at any adjournment or postponement thereof. Holders of Liberty Global Class C Ordinary Shares will not be entitled to vote at the General Meeting.

Votes Required

The Proposals to be voted on at the General Meeting require the following votes for approval:

Proposal	Required Vote for Approval
Special Resolutions • New Articles Proposal • Voting Rights Amendment Proposal • Future Consolidation/Sub-Division Proposal	At least 75% of the votes cast by the holders of Liberty Global Class A and Class B Ordinary Shares voting together as a single class at the General Meeting

Ordinary Resolutions • Management Policies Proposal • Securities Purchase Proposals • Virgin Media Sharesave Proposal	A simple majority of votes cast by the holders of Liberty Global Class A and Class B Ordinary Shares voting together as a single class at the General Meeting

As of December 22, 2014, Liberty Global’s directors and executive officers beneficially owned approximately [    ]% of the total voting power of the Liberty Global Class A and Class B Ordinary Shares, voting together as a single class. We have been informed that all of our directors and executive officers intend to vote “FOR” each of the Proposals being voted on at the General Meeting.

Votes You Have at the General Meeting

•	Holders of Liberty Global Class A Ordinary Shares as of the record date for the General Meeting have one vote per share; and

•	Holders of Liberty Global Class B Ordinary Shares as of the record date for the General Meeting have ten votes per share.

THE CLASS A MEETING

Date, Time and Place

The Class A Meeting will be held at 3:30 p.m., local time, on February     , 2015, at the offices of Shearman & Sterling (London) LLP at 9 Appold Street, London EC2A 2AP.

Purpose of the Class A Meeting

At the Class A Meeting, holders of Liberty Global Class A Ordinary Shares will be asked to consider and vote on the Class A Articles Proposal and the Class A Voting Rights Proposal, which are described in greater detail under “The Transaction Proposals” and “The Voting Rights Proposal,” respectively. The full text of the resolutions to be voted on at the Class A Meeting can be found in the Notice of Class A Meeting provided as Annex B to this proxy statement/prospectus.

Quorum

In order to conduct the business of the Class A Meeting, a quorum must be present. The presence, in person or by proxy, of the holders of a simple majority of the voting power of our outstanding Liberty Global Class A Ordinary Shares entitled to vote is necessary to constitute a quorum at the Class A Meeting.

For purposes of determining a quorum, your shares will be included as represented at the meeting even if you indicate on your proxy that you abstain from voting. Shares represented by “broker non-votes” will also be counted for purposes of determining whether there is a quorum at the Class A Meeting but will not be included for purposes of determining the number of votes cast. A broker non-vote occurs when shares held by a broker, bank or other nominee are represented at the Class A Meeting, but the nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular resolution. Neither the Class A Articles Proposal nor the Class A Voting Rights Proposal is considered a routine matter and your broker, bank or other nominee may not vote on either resolution without instructions from you.

Who May Vote

Holders of Liberty Global Class A Ordinary Shares, as recorded in Liberty Global’s share register as of 5:00 p.m., New York time/10:00 p.m., London time, on December     , 2014, the record date for the Class A Meeting, may each vote at the Class A Meeting or at any adjournment or postponement thereof.

Votes Required

The approval of the Class A Articles Proposal and the Class A Voting Rights Proposal each requires the affirmative vote of at least 75% of the votes cast by holders of Liberty Global Class A Ordinary Shares at the Class A Meeting.

As of December 22, 2014, Liberty Global’s directors and executive officers beneficially owned approximately [    ]% of the Liberty Global Class A Ordinary Shares. We have been informed that all of our directors and executive officers intend to vote “FOR” each of the Class Proposals being voted on at the Class A Meeting.

Votes You Have at the Class A Meeting

Holders of Liberty Global Class A Ordinary Shares have one vote per share at the Class A Meeting. Only holders of Liberty Global Class A Ordinary Shares as of the record date for the Class A Meeting will be entitled to attend and vote at the Class A Meeting.

THE CLASS B MEETING

Date, Time and Place

The Class B Meeting will be held at 3:40 p.m., local time, on February     , 2015, at the offices of Shearman & Sterling (London) LLP at 9 Appold Street, London EC2A 2AP.

Purpose of the Class B Meeting

At the Class B Meeting, holders of Liberty Global Class B Ordinary Shares will be asked to consider and vote on the Class B Articles Proposal and the Class B Voting Rights Proposal, which are described in greater detail under “The Transaction Proposals” and “The Voting Rights Proposal,” respectively. The full text of the resolutions to be voted on at the Class B Meeting can be found in the Notice of Class B Meeting provided as Annex C to this proxy statement/prospectus.

Quorum

In order to conduct the business of the Class B Meeting, a quorum must be present. The presence, in person or by proxy, of the holders of a simple majority of the voting power of our outstanding Liberty Global Class B Ordinary Shares entitled to vote is necessary to constitute a quorum at the Class B Meeting.

For purposes of determining a quorum, your shares will be included as represented at the meeting even if you indicate on your proxy that you abstain from voting. Shares represented by “broker non-votes” will also be counted for purposes of determining whether there is a quorum at the Class B Meeting but will not be included for purposes of determining the number of votes cast. A broker non-vote occurs when shares held by a broker, bank or other nominee are represented at the Class B Meeting, but the nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular resolution. Neither the Class B Articles Proposal nor the Class B Voting Rights Proposal is considered a routine matter and your broker, bank or other nominee may not vote on either resolution without instructions from you.

Who May Vote

Holders of Liberty Global Class B Ordinary Shares, as recorded in Liberty Global’s share register as of 5:00 p.m., New York time/10:00 p.m., London time, on December     , 2014, the record date for the Class B Meeting, may each vote at the Class B Meeting or at any adjournment or postponement thereof.

Votes Required

The approval of the Class B Articles Proposal and the Class B Voting Rights Proposal each requires the affirmative vote of at least 75% of the votes cast by holders of Liberty Global Class B Ordinary Shares at the Class B Meeting.

As of December 22, 2014, Liberty Global’s directors and executive officers beneficially owned approximately [    ]% of the Liberty Global Class B Ordinary Shares. We have been informed that all of our directors and executive officers intend to vote “FOR” each of the Class Proposals being voted on at the Class B Meeting.

Votes You Have at the Class B Meeting

Holders of Liberty Global Class B Ordinary Shares have one vote per share at the Class B Meeting. Only holders of Liberty Global Class B Ordinary Shares as of the record date for the Class B Meeting will be entitled to attend and vote at the Class B Meeting.

THE CLASS C MEETING

Date, Time and Place

The Class C Meeting will be held at 3:50 p.m., local time, on February     , 2015, at the offices of Shearman & Sterling (London) LLP, at 9 Appold Street, London EC2A 2AP.

Purpose of the Class C Meeting

At the Class C Meeting, holders of Liberty Global Class C Ordinary Shares will be asked to consider and vote on the Class C Articles Proposal and the Class C Voting Rights Proposal, which are described in greater detail under “The Transaction Proposals” and “The Voting Rights Proposal,” respectively. The full text of the resolutions to be voted on at the Class C Meeting can be found in the Notice of Class C Meeting provided as Annex D to this proxy statement/prospectus.

Quorum

In order to conduct the business of the Class C Meeting, a quorum must be present. The presence, in person or by proxy, of the holders of a simple majority of the voting power of our outstanding Liberty Global Class C Ordinary Shares entitled to vote is necessary to constitute a quorum at the Class C Meeting.

For purposes of determining a quorum, your shares will be included as represented at the meeting even if you indicate on your proxy that you abstain from voting. Shares represented by “broker non-votes” will also be counted for purposes of determining whether there is a quorum at the Class C Meeting but will be not be included for purposes of determining the number of votes cast. A broker non-vote occurs when shares held by a broker, bank or other nominee are represented at the Class C Meeting, but the nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular resolution. Neither the Class C Articles Proposal nor the Class C Voting Rights Proposal is considered a routine matter and your broker, bank or other nominee may not vote on either resolution without instructions from you.

Who May Vote

Holders of Liberty Global Class C Ordinary Shares, as recorded in Liberty Global’s share register as of 5:00 p.m., New York time/10:00 p.m., London time, on December     , 2014, the record date for the Class C Meeting, may each vote at the Class C Meeting or at any adjournment or postponement thereof.

Votes Required

The approval of the Class C Articles Proposal and the Class C Voting Rights Proposal each requires the affirmative vote of at least 75% of the votes cast by holders of Liberty Global Class C Ordinary Shares at the Class C Meeting.

As of December 22, 2014, Liberty Global’s directors and executive officers beneficially owned approximately [    ]% of the Liberty Global Class C Ordinary Shares. We have been informed that all of our directors and executive officers intend to vote “FOR” each of the Class Proposals being voted on at the Class C Meeting.

Votes You Have at the Class C Meeting

Holders of Liberty Global Class C Ordinary Shares have one vote per share at the Class C Meeting. Only holders of Liberty Global Class C Ordinary Shares as of the record date for the Class C Meeting will be entitled to attend and vote at the Class C Meeting.

THE MEETINGS — GENERAL

Shares Outstanding

As of December 22, 2014, an aggregate of [            ] Liberty Global Class A Ordinary Shares, [            ] Liberty Global Class B Ordinary Shares and [            ] Liberty Global Class C Ordinary Shares were issued and outstanding and entitled to vote at the relevant Meetings.

Number of Holders

As of December 22, 2014, there were approximately [            ], [            ] and [            ] record holders of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares, respectively (which amounts do not include the number of shareholders whose shares are held of record by banks, brokers or other nominees, but include each such institution as one holder).

Voting Procedures for Record Holders

You may appoint the chairman of a Meeting or a person of your choice to be your proxy to attend, speak and vote on your behalf at such Meeting. A proxy need not be a shareholder of Liberty Global.

After carefully reading and considering the information contained in this proxy statement/prospectus, you should complete, sign, date and return the applicable enclosed proxy cards by mail, or vote through the internet, in each case as soon as possible so that your shares are represented and voted at the relevant Meeting. Instructions for voting through the internet are printed on the proxy cards. In order to vote through the internet, have your proxy cards available so you can input the required information from the cards, and log onto the internet website address shown on the proxy cards. When you log onto the internet website address, you will receive instructions on how to vote your shares. The internet voting procedures are designed to authenticate votes cast by use of a personal identification number, which will be provided to each voting shareholder separately. Voting through the internet will be voting by proxy.

Shareholders who have shares registered in the name of a broker, bank or other nominee should follow the voting instruction card provided by their broker, bank or other nominee in instructing them how to vote their shares or when granting or revoking a proxy.

Any corporation which is a shareholder of Liberty Global can appoint one or more corporate representatives who may, at the relevant Meeting, exercise on its behalf all of its powers as a shareholder provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same share or shares. Any such representative should bring to the relevant Meeting written evidence of his appointment, such as a certified copy of a board resolution of, or a letter from, the corporation concerned confirming the appointment.

If a proxy is properly executed and submitted by a record holder without indicating any voting instructions, the proxy will have authority to vote in accordance with the directors’ recommendations for all resolutions.

YOUR VOTE IS IMPORTANT. It is recommended that you vote by proxy even if you plan to attend the relevant Meeting. You may change your vote at the Meeting.

To be valid, the appointment of proxy, whether completed via the internet or by returning the completed and signed proxy card, must be received by 1:00 a.m., New York time / 6:00 a.m., London time on February     , 2015.

Voting Procedures for Shares Held in Street Name

If your shares are held in your name, you have the right to attend, speak and vote in person at the relevant Meeting. If your shares are held in an account with a broker, banker or other nominee, you are considered the beneficial owner of such shares held in street name. As a beneficial owner, you may also attend and speak at the relevant Meeting. You may not, however, vote such shares held in street name unless you obtain a “proxy” from your broker, bank or other nominee that holds the shares, which gives you the right to vote the shares at the relevant Meeting.

Revoking a Proxy

You may revoke (i.e. terminate) your proxy at any time prior to its use by attending the relevant Meeting and voting in person. Attendance at a Meeting will not in itself constitute the revocation of a proxy. Alternatively, you may revoke your proxy by delivering a signed notice of revocation or a later dated signed proxy or via the internet, regardless of how the proxy was originally appointed. Any notice of revocation or subsequent proxy should be submitted via the internet, or sent or hand delivered so as to be received by us at Liberty Global plc, Attention: Secretary, 38 Hans Crescent, Knightsbridge, London SW1X 0LZ, United Kingdom or at Liberty Global plc c/o Computershare, PO Box 43102, Providence, Rhode Island 02940, at least 24 hours before the start of the relevant Meeting. If your shares are held in the name of a bank, broker or other nominee, you should contact them to change your vote.

Solicitation of Proxies

We will solicit the proxies and will pay the entire cost, if any, for such solicitation. Our directors, officers and employees may solicit proxies by mail, email, telephone or by personal interviews. These persons will receive no additional compensation for such services. We have also retained Innisfree M&A Incorporated to assist in the solicitation of proxies at a cost of $25,000, plus reasonable out of pocket expenses. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting material to the beneficial owners of Liberty Global Ordinary Shares held of record by them and will be reimbursed for their reasonable expenses in connection therewith.

If you have any further questions about voting or attending the relevant Meeting, please contact Liberty Global Investor Relations at (303) 202-6600 or our proxy solicitor, Innisfree M&A Incorporated, at (877) 825-8906 (within the U.S. and Canada) or (412) 232-3651. Banks and brokers may call collect at (212) 750-5833.

Voting by Poll

Voting on each of the Proposals will be by a poll. This means that voting for each resolution will be determined by the number of votes cast for and against each resolution and not by a show of hands or the number of shareholders voting for and against each resolution.

Voting by Participants in Liberty Global 401(k) Plans

If you hold Liberty Global Class A Ordinary Shares or Liberty Global Class C Ordinary Shares through your account in the Liberty Global 401(k) Savings and Stock Ownership Plan (the 401(k) Plan), which plan is for employees of our subsidiary Liberty Global, Inc., the trustee is required to vote your Liberty Global Class A or Class C Ordinary Shares as you specify or, if you do not specify how to vote your Liberty Global Class A or Class C Ordinary Shares, the trustee is required to vote your Liberty Global Class A or Class C Ordinary Shares in the same proportion on each resolution as it votes all Liberty Global Class A or Class C Ordinary Shares, respectively, in the 401(k) Plan as to which voting instructions were properly provided. To allow sufficient time for the trustee to vote your Liberty Global Class A or Class C Ordinary Shares, your voting instructions must be received by [            ] on February     , 2015. If you hold Liberty Global Class A or Class C Ordinary Shares through your account in the Liberty Global 401(k) Savings Plan-Puerto Rico, which plan is for employees of our subsidiary Liberty Puerto Rico, your Liberty Global Class A or Class C Ordinary Shares will be voted as you specify. To vote such Liberty Global Class A or Class C Ordinary Shares, please follow the instructions provided by the trustee for such plan. The voting instructions for the Puerto Rico plan must be received by the trustee for such plan by [                    ] on February     , 2015.

THE TRANSACTION PROPOSALS

General

The Transaction Proposals to be voted on at the Meetings consist of the New Articles Proposal, the Class Articles Proposals, the Management Policies Proposal and the Future Consolidation/Sub-Division Proposal. Each of the Transaction Proposals is described in more detail under “Overview of the Proposals.” While each Transaction Proposal is being voted on separately, each Transaction Proposal is conditioned on approval of the other Transaction Proposals. None of the Transaction Proposals will become effective, and the Transaction will not be implemented, unless all of the Transaction Proposals receive the requisite approvals.

Conditions to the Transaction

The Transaction is subject to the following conditions:

(1)	the receipt of the Transaction Approvals at the General Meeting and the Class Meetings;

(2)

the receipt of the opinion of Shearman & Sterling (London) LLP, in form and substance reasonably acceptable to Liberty Global and subject to the accuracy of the statements, representations, covenants and assumptions upon which the opinion is based, to the effect that under applicable U.K. income tax and corporation tax law and HMRC published practice: (i) the Transaction should be treated as a “reorganisation” within the meaning of Section 126 of the U.K. Taxation of Chargeable Gains Act 1992, (ii) the LiLAC Ordinary Shares should be treated as shares in Liberty Global for U.K. tax purposes, (iii) no gain or loss should be recognized by Liberty Global (including its subsidiaries) as a result of the issuance of the LiLAC Ordinary Shares, and (iv) holders of Liberty Global Ordinary Shares should not recognize any taxable income, gain or loss as a result of the issuance of the LiLAC Ordinary Shares (except, potentially, with respect to the receipt of any cash in lieu of fractional LiLAC Ordinary Shares);

(3)

the receipt of the opinion of Shearman & Sterling LLP, in form and substance reasonably acceptable to Liberty Global and subject to the accuracy of the statements, representations, covenants, and assumptions upon which the opinion is based, to the effect that under applicable U.S. federal income tax law: (i) the Transaction should be treated as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) the LiLAC Ordinary Shares should be treated as stock of Liberty Global for U.S. federal income tax purposes, (iii) no gain or loss should be recognized by Liberty Global (including its subsidiaries) as a result of the issuance of the LiLAC Ordinary Shares, (iv) holders of Liberty Global Ordinary Shares should not recognize any taxable income, gain or loss as a result of the issuance of the LiLAC Ordinary Shares (except with respect to the receipt of any cash in lieu of fractional LiLAC Ordinary Shares) and (v) the LiLAC Ordinary Shares should not constitute “Section 306 stock” within the meaning of Section 306(c) of the Code;

(4)

(i) the effectiveness under the Securities Act of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, relating to the issuance of the LiLAC Ordinary Shares, and (ii) the effectiveness of the registration of the LiLAC Ordinary Shares under Section 12(b) of the Exchange Act;

(5)	the approval by Nasdaq of the listing of the LiLAC Ordinary Shares; and

(6)	the receipt of any other regulatory or contractual approvals that our board determines to obtain.

Our board reserves the right to waive condition (6) above. The remainder of the foregoing conditions are non-waivable. In addition, the issue of the LiLAC Ordinary Shares and adoption of our new articles of association is conditioned upon the approval of our board of directors or a duly appointed committee immediately before the allotment and issue of the LiLAC Ordinary Shares, even after the Transaction Proposals have been approved by our shareholders and the other conditions to the Transaction have been satisfied or waived, as applicable.

Treatment of Share Options and Other Awards

We currently expect that as a result of the Transaction, option awards, unvested restricted share units or share appreciation awards granted to members of our board of directors and executive officers, including our named executive officers, with respect to Liberty Global Ordinary Shares will generally be divided into two awards: one related to the applicable class of Liberty Global Ordinary Shares, and one related to the applicable class of LiLAC Ordinary Shares. The number of LiLAC Ordinary Shares subject to such adjusted awards will be based on the 0.05 distribution ratio for the Transaction. All other equity awards will be adjusted, as determined by the compensation committee of our board of directors, to take into account the Bonus Issue such that the fair value of such award immediately following the Bonus Issue will be substantially the same as the fair value of such award immediately prior to the Bonus Issue. Any adjustments to the exercise prices and other terms of these awards will be determined by our board of directors in accordance with the terms of the applicable plans (and the regulations and guidance of any applicable taxing authority) and to preserve, to the extent possible, the fair value of the underlying awards.

The Liberty Global Group and the LiLAC Group

Our new articles will create a new type of ordinary shares, the LiLAC Ordinary Shares, which are intended to track and reflect the economic performance of the LiLAC Group, and will make certain changes to the terms of the Liberty Global Ordinary Shares, which will be intended to track and reflect the separate performance of the Liberty Global Group.

The LiLAC Group will initially comprise (i) VTR Finance and its subsidiaries, which include VTR GlobalCom and VTR Wireless, (ii) Lila Chile Holding BV, which is the parent entity of VTR Finance, (iii) LGI Broadband Operations, Inc. and its subsidiaries, which include our 60% controlling interest in Liberty Puerto Rico, and (iv) the LiLAC Corporate Costs. As of September 30, 2014, these entities had (i) cash and cash equivalents in the amount of approximately $71.1 million and (ii) approximately $2.7 billion in total liabilities, including $2.1 billion in debt and capital lease obligations, primarily related to the $1.4 billion principal amount of 6.875% senior secured notes issued by VTR Finance, the parent of VTR, and the bank facility of Liberty Puerto Rico. We have allocated cash and debt to the LiLAC Group based on the cash held and debt owed by these entities and their subsidiaries. All debt owed by these entities is non-recourse to Liberty Global plc or any entities in the Liberty Global Group. We also intend, prior to the Bonus Issue, to contribute to Lila Chile Holding BV an amount of cash as determined by our board of directors to provide the LiLAC Group with additional liquidity to fund, among other things, acquisitions and ongoing operating costs and expenses.

All of our businesses, assets and liabilities not attributed to the LiLAC Group will be attributed to the Liberty Global Group.

The percentage of total revenue, loss from continuing operations, total assets and total liabilities of our company that we intend to be attributable to each of the Liberty Global Group and the LiLAC Group, as of and for the nine months ended September 30, 2014, are set forth in the table below. Our proposed management and allocation policies give us and our board of directors’ discretion to attribute future assets and liabilities to either group and to re-attribute existing assets from one group to the other. See “—Management and Allocation Policies.”

	Nine Months ended September 30, 2014		As of September 30, 2014
	Total Revenue	Loss from Continuing Operations	Total Assets (1)	Total Liabilities (1)
Liberty Global Group	93.4%	99.8%	95.6%	95.1%
LiLAC Group	6.6%	0.2%	4.6%	5.2%

(1)	Due to the impact of inter-group eliminations, amounts do not total to 100%.

A more complete description of the business and assets to be attributed to the LiLAC Group can be found in Annex E to this proxy statement/prospectus.

We expect that both groups will include, in the future, other businesses, assets and liabilities that are complementary or related to the businesses and assets attributed to that group as our board of directors may determine. In addition, we may acquire and attribute to either group other businesses, assets and liabilities that are consistent with the focus or strategy of that group or which have financial or other attributes that fit well within a group. In cases where a business or an asset may fit into both groups, subject to our management and allocation policies, our board will have discretion to determine to which group that business or asset should be attributed. See “— Management and Allocation Policies.”

Background and Reasons for the Transaction Proposals

Positive Aspects of the Transaction Proposals

In arriving at its determination and recommendation, our board of directors, with the assistance of its advisors, considered, among other things, the following:

•

Greater shareholder choice. The creation of the LiLAC Ordinary Shares will allow our shareholders and future investors greater choice, depending on their particular investment objectives and regional focus, to own one or two separate securities intended to track and reflect the economic performance of the businesses and assets attributed to the Liberty Global Group and/or the LiLAC Group. In particular, we believe that this may be attractive to investors that are focused on the broadband communications industry in Latin America and other emerging markets.

•

More focused shareholder base and access to capital markets. The creation of the LiLAC Ordinary Shares will increase investor awareness of the businesses and assets attributed to the LiLAC Group, which will potentially provide a better alignment of investor bases and permit our investors to pursue distinct investment strategies. This will also permit the company to raise capital for the distinct needs and requirements of the LiLAC Group by offering equity that tracks the performance of the businesses and assets attributed to that group.

•

Enhanced transparency for investors, including enhanced information about our Latin American operations. The creation of the LiLAC Ordinary Shares and attribution of our businesses, assets and liabilities between the LiLAC Group and the remaining Liberty Global Group will permit the market to review more detailed information about the groups of businesses and assets, and associated liabilities, attributed to the LiLAC Group. This will provide increased focus and additional clarity with respect to the LiLAC Group, allowing it to be viewed clearly as a Latin American business and providing enhanced information focused on its operations and performance.

•

Tailored management and employee incentives. The attribution of our Latin American operations to the LiLAC Group and the related LiLAC Ordinary Shares will enable us to develop and adopt incentive compensation that more closely addresses the objectives and goals of the LiLAC Group, thereby allowing our company to reward our management and employees based solely on the performance of the underlying businesses and assets attributed to the LiLAC Group. It will also enable a corresponding tailoring of incentive compensation for the operations attributed to the Liberty Global Group.

•

Advantages of doing business under common ownership. The implementation of the tracking share structure will allow us to retain the advantages of doing business as a single company. As part of a single company, the businesses within each group will be able to take advantage of the strategic, financial and other benefits of shared managerial expertise, synergies relating to technology and purchasing arrangements, potentially lower borrowing costs in some instances and potential cost savings in corporate overhead and other expenses.

•

Preserves structural flexibility. The terms of our new articles of association preserve the ability for our board of directors to unwind the tracking share structure, thus retaining flexibility regarding our future legal structure, asset segmentation and capital restructurings.

•

Creation and issuance of the LiLAC Ordinary Shares will not be taxable. We expect that the creation and issuance of the LiLAC Ordinary Shares will not be taxable for U.K. income tax or corporation tax purposes or U.S. federal income tax purposes to us or to our shareholders (except with respect to the receipt of any cash in lieu of fractional LiLAC Ordinary Shares).

Potential Negative Aspects of the Transaction Proposals

Our board of directors also evaluated, with the assistance of its advisors, the potential negative aspects of the Transaction Proposals, including the following:

•

Uncertainty of market valuation. There can be no assurance as to the degree to which the market price of the LiLAC Ordinary Shares will reflect the separate economic performance of the businesses, assets and liabilities attributed to the LiLAC Group, or whether the combined market prices of the Liberty Global Ordinary Shares and the LiLAC Ordinary Shares following the Transaction will not be lower than the market price of the Liberty Global Ordinary Shares immediately prior to the Transaction. In addition, we cannot predict the impact of the Transaction Proposals on the market price of Liberty Global Ordinary Shares prior to the Meetings or whether the implementation of the Transaction Proposals through the issuance of the LiLAC Ordinary Shares will increase or decrease our aggregate market capitalization.

•

Capital structure complexity, board discretion and legal novelty may depress market price. Historically, tracking shares have traded at a discount to the fair market value of their attributed assets and liabilities as a result of the more complex capital structure, organizational documents, and financial and legal disclosures. The ability of our board of directors to change our current management and allocation policies, reattribute assets between the LiLAC Group and the Liberty Global Group, recognize, adjust or take into account inter-group interests, or convert LiLAC Ordinary Shares into Liberty Global Ordinary Shares without the prior approval of or, in some cases, prior notice to our shareholders may also depress the market price of the LiLAC Ordinary Shares and, to some extent, Liberty Global Ordinary Shares. As with other tracking shares, investors have no guarantee that the businesses attributed to the shares in which they invest will remain the same over time. The market price of LiLAC Ordinary Shares may also be affected by the lack of market familiarity and legal precedent regarding tracking shares issued by an English company.

•

Additional considerations for the board of directors and potentially conflicting interests. Our new equity capital structure can be expected to require the board to spend additional time when making and executing certain decisions, due to the need for the board to consider how both the Liberty Global Group and the LiLAC Group would be impacted. In particular, the board may need to consider the allocation of a business or corporate opportunity to the Liberty Global Group or the LiLAC Group, a potential conflict of interest between or among the holders of the Liberty Global Ordinary Shares and the LiLAC Ordinary Shares, or the movement of assets and creation of inter-group interests between the groups.

•

Uncertainty of market reaction to decisions affecting the two groups. The market values of the Liberty Global Ordinary Shares and the LiLAC Ordinary Shares could be affected by the market reaction to decisions by our board of directors and management that investors perceive as affecting differently Liberty Global Ordinary Shares and LiLAC Ordinary Shares, respectively. These decisions could include decisions regarding business transactions among the groups or the allocation of assets, expenses, debt or other financial liabilities between the groups.

•

Potential adverse tax consequences. The tax treatment of the Transaction is subject to some uncertainty, and the board considered the possibility that HMRC or the IRS could successfully assert that the Transaction is taxable to the holders of Liberty Global Ordinary Shares and/or to us. The board considered the fact that if HMRC or the IRS was successful in such a claim, material adverse tax consequences could result to holders of Liberty Global Ordinary Shares and/or us.

Our board of directors determined that the positive aspects of the Transaction Proposals outweighed the negative aspects and concluded that the Transaction is in the best interest of our company and our shareholders. Our board of directors also considered various options with respect to our Latin American operations, including a spin-off, and determined that the Transaction Proposals represented the best approach for our company as a whole at this time, after careful consideration of all factors including those discussed above. In light of the number and variety of factors that our board of directors considered, our board of directors believes it is not practicable to assign relative weights to the factors discussed above, and accordingly, our board of directors did not do so.

Description of the New LiLAC Ordinary Shares and Liberty Global Ordinary Shares under Our New Articles of Association and Comparison to the Liberty Global Ordinary Shares under Our Current Articles of Association

The following is a summary description of the terms of the new LiLAC Ordinary Shares under our new articles if the Transaction Proposals are adopted and implemented. In addition, the following also provides a summary comparison of the material terms of the new LiLAC Ordinary Shares with the corresponding terms of the existing Liberty Global Ordinary Shares. Finally, it summarizes certain modifications to the Liberty Global Ordinary Shares resulting from the adoption of our new articles.

WE HAVE PROVIDED AS ANNEX G TO THIS PROXY STATEMENT/PROSPECTUS A MARKED COPY OF OUR NEW ARTICLES OF ASSOCIATION, WHICH SHOWS CHANGES TO OUR EXISTING ARTICLES OF ASSOCIATION THAT WILL BE EFFECTED IF OUR NEW ARTICLES ARE ADOPTED. SHAREHOLDERS ARE URGED TO READ THE FULL TEXT OF OUR NEW ARTICLES. IN THE CASE OF ANY DISCREPANCIES BETWEEN THE FOLLOWING SUMMARY AND OUR NEW ARTICLES, THE NEW ARTICLES WILL CONTROL.

Summary of Effect of Transaction on Key Provisions of Our Articles

The following table summarizes, in a very high level format, the key features of our articles and how they will be affected by the proposed amendments in connection with the Transaction, each of which is discussed in more detail below in the text following the table.

Liberty Global Ordinary Shares Under Current Articles	Liberty Global Ordinary Shares Under New Articles	LiLAC Ordinary Shares Under New Articles
Basic Investment

Liberty Global Ordinary Shares reflect the performance of all of our businesses.	Liberty Global Ordinary Shares are intended to reflect the performance of all of our businesses other than those attributed to the LiLAC Group.	LiLAC Ordinary Shares are intended to reflect the separate economic performance of the business attributed to the LiLAC Group.

Sources of Dividends

Under English law, we cannot pay dividends in respect of the Liberty Global Ordinary Shares unless Liberty Global has sufficient available distributable reserves to do so and the assets of our company are not, and following the dividend will not be, less than the aggregate of its issued and called-up share capital and undistributable reserves.

No change.

Under English law, we cannot pay dividends in respect of the LiLAC Ordinary Shares unless Liberty Global has sufficient available distributable reserves to do so and the assets of our company are not, and following the dividend will not be, less than the aggregate of its issued and called-up share capital and undistributable reserves.

Liberty Global Ordinary Shares Under Current Articles	Liberty Global Ordinary Shares Under New Articles	LiLAC Ordinary Shares Under New Articles
Not applicable.

Although no further restriction is contained in our new articles, our board has adopted management and allocation policies that will limit the amount of cash dividends paid in respect of Liberty Global Ordinary Shares by reference to the net assets or net earnings of the Liberty Global Group. See “— Management and Allocation Policies — Equity Issuances and Repurchases and Dividend Policy.”

Although no further restriction is contained in our new articles, our board has adopted management and allocation policies that will limit the amount of cash dividends paid in respect of LiLAC Ordinary Shares by reference to the net assets or net earnings of the LiLAC Group. See “— Management and Allocation Policies — Equity Issuances and Repurchases and Dividend Policy.”

Declaration of Dividends

Each class of Liberty Global Ordinary Shares ranks equally in the capital of the company with all other classes of Liberty Global Ordinary Shares for any dividend declared or in respect of the capitalization of profits.

No change, but supplemented by provision regarding the allocation of dividends as between Liberty Global Ordinary Shares and LiLAC Ordinary Shares, as further described in the next paragraph.

Each class of LiLAC Ordinary Shares ranks equally in the capital of the company with all other classes of LiLAC Ordinary Shares for any dividend declared or in respect of the capitalization of profits.

Dividends may be declared and paid, including dividends consisting of securities of another corporation, in favor of Liberty Global Ordinary Shares and LiLAC Ordinary Shares, in equal or unequal amounts, or only in favor of Liberty Global Ordinary Shares or LiLAC Ordinary Shares.

Securities Distributions

Unless otherwise recommended by three-quarters of our board of directors and approved by an ordinary resolution of the Liberty Global Class A and Class B Ordinary Shares, voting together as a single class, securities of another corporation distributed to holders of Liberty Global Ordinary Shares must be distributed on the basis that (i) holders of each class of Liberty Global Ordinary Shares receive the same class of securities, on an equal per share basis, or (ii) holders of Liberty Global Class B Ordinary Shares receive higher voting securities and holders of Liberty Global Class A and Class C Ordinary Shares receive lower voting securities.

No change.

Unless otherwise recommended by three-quarters of our board of directors and approved by an ordinary resolution of the LiLAC Class A and Class B Ordinary Shares, voting together as a single class, securities of another corporation distributed to holders of LiLAC Shares must be distributed on the basis that (i) holders of each class of LiLAC Ordinary Shares receive the same class of securities, on an equal per share basis, or (ii) holders of LiLAC Class B Ordinary Shares receive higher voting securities and holders of LiLAC Class A and Class C Ordinary Shares receive lower voting securities.

Liberty Global Ordinary Shares Under Current Articles	Liberty Global Ordinary Shares Under New Articles	LiLAC Ordinary Shares Under New Articles
Reduction in Number of LiLAC Ordinary Shares in Connection with Distribution of Securities of Another Corporation

Not applicable.	Not applicable.

In connection with a distribution of securities of another cor–poration to holders of LiLAC Ordinary Shares, the number of LiLAC Ordinary Shares outstanding may be reduced by redesignating a number of LiLAC Ordinary Shares as so-called “deferred shares” following the distribution.

Scrip Dividends

In connection with offering any holder of Liberty Global Ordinary Shares the right to elect to receive fully paid shares instead of cash in respect of the whole or some part of all or any dividend, each shareholder is only entitled to new shares (as our board of directors may determine) of either the identical class to which the dividend relates or Liberty Global Class C Ordinary Shares.

No change.

In connection with offering any holder of LiLAC Ordinary Shares the right to elect to receive fully paid shares instead of cash in respect of the whole or some part of all or any dividend, each shareholder is only entitled to new shares (as our board of directors may determine) of either the identical class to which the dividend relates or LiLAC Class C Ordinary Shares.

Bonus Issues

Unless recommended by three-quarters of our board of directors and approved by an ordinary resolution of the Liberty Global Class A and Class B Ordinary Shares, voting together as single class, our board of directors may only declare bonus issues to holders of Liberty Global Ordinary Shares:

(1) consisting of Liberty Global Class C Ordinary Shares to all holders of Liberty Global Ordinary Shares, on an equal per share basis;

No change.

Unless recommended by three-quarters of our board of directors and approved by an ordinary resolution of the LiLAC Class A and Class B Ordinary Shares, voting together as single class, our board of directors may only declare bonus issues to holders of LiLAC Ordinary Shares:

(1) consisting of LiLAC Class C Ordinary Shares to all holders of LiLAC Ordinary Shares, on an equal per share basis;

Liberty Global Ordinary Shares Under Current Articles	Liberty Global Ordinary Shares Under New Articles	LiLAC Ordinary Shares Under New Articles

(2) consisting of the identical class of Liberty Global Ordinary Shares held by each shareholder to holders of each class of Liberty Global Ordinary Shares, on an equal per share basis; or

(3) consisting of any other class of our securities to all holders of Liberty Global Ordinary Shares, on the basis referred to above for distributions of securities issued by another corporation.

(2) consisting of the identical class of LiLAC Ordinary Shares held by each shareholder to holders of each class of LiLAC Ordinary Shares, on an equal per share basis; or

(3) consisting of any other class of our securities to all holders of LiLAC Ordinary Shares, on the basis referred to above for distributions of securities issued by another corporation.

Redesignation at Option of Holder

Each Liberty Global Class B Ordinary Share may be redesignated at any time at the election of the holder into a Liberty Global Class A Ordinary Share.	No change.	Each LiLAC Class B Ordinary Share may be redesignated at any time at the election of the holder into a LiLAC Class A Ordinary Share.

Redesignation at Option of Issuer

No redesignation of Liberty Global Ordinary Shares is permitted at the option of the company.	No change.

The company will be able to redesignate all LiLAC Ordinary Shares of each class into shares of the corresponding class of Liberty Global Ordinary Shares at a ratio determined based on the relative trading prices of Liberty Global Class C Ordinary Shares and LiLAC Class C Ordinary Shares over a specified trading period preceding the date of determination.

Liberty Global Ordinary Shares Under Current Articles	Liberty Global Ordinary Shares Under New Articles	LiLAC Ordinary Shares Under New Articles
LiLAC Group Disposition

Not applicable.

A LiLAC Group Disposition has no direct effect on the rights of Liberty Global Ordinary Shares, except for the economic or voting impact of any action taken by our board of directors with respect to the LiLAC Ordinary Shares in connection with a disposition of the LiLAC Group.

If, in the good faith opinion of our board of directors, we dispose, in one transaction or a series of transactions, of not less than 80% of the fair value of the assets of, or equity interests in, the LiLAC Group, then under our new articles we will be required to either (i) pay a dividend in favor of the LiLAC Ordinary Shares in cash and/or securities or other assets with a fair value equal to the net proceeds of such disposition; (ii) redesignate all LiLAC Ordinary Shares of each class into shares of the corresponding class of Liberty Global Ordinary Shares at a ratio representing a premium of 10% to the ratio determined based on the relative trading prices of Liberty Global Class C Ordinary Shares and LiLAC Class C Ordinary Shares over a specified trading period following the consummation of the disposition; or (iii) a combination of the preceding two alternatives.

Deferred Shares

Not applicable.

Our board of directors may designate ordinary shares as deferred shares in certain limited circumstances, including a reduction in the number of outstanding LiLAC Ordinary Shares in connection with a distribution to holders of LiLAC Ordinary Shares of securities of another corporation, a dividend or other distribution following a disposition, as described under “— LiLAC Group Disposition,” or the elimination of excess shares that may be required to achieve the specified ratio in connection with a redesignation of LiLAC Ordinary Shares into Liberty Global Ordinary Shares.

Alteration of Share Capital

We may, from time to time (i) increase our share capital by allotting and issuing new shares; (ii) consolidate and divide our share capital into shares of a larger nominal value; (iii) subdivide any of our shares into shares of a smaller nominal value; and (iv) redenominate our share capital or any class of share capital.

	No change.	Same provision applies.

Liberty Global Ordinary Shares Under Current Articles	Liberty Global Ordinary Shares Under New Articles	LiLAC Ordinary Shares Under New Articles

We may not consolidate, divide, sub-divide or redenominate any class of ordinary shares without consolidating, dividing, sub-dividing or redenomi–nating (as the case may be) the other classes of ordinary shares, on an equal per share basis.

We may not consolidate, divide, sub-divide or redenominate any one or more Liberty Global Ordinary Shares or LiLAC Ordinary Shares without consolidating, dividing, sub-dividing or redenominating (as the case may be) all of the Liberty Global Ordinary Shares or LiLAC Ordinary Shares, respectively, on an equal per share basis.

Voting Rights

Each Liberty Global Class A Ordinary Share has one vote, each Liberty Global Class B Ordinary Share has ten votes, and each Liberty Global Class C Ordinary Share is non-voting.	No change.	Each LiLAC Class A Ordinary Share has one vote, each LiLAC Class B Ordinary Share has ten votes, and each LiLAC Class C Ordinary Share is non-voting.

Not applicable.

LiLAC Class A Ordinary Shares and LiLAC Class B Ordinary Shares will form a single voting class with Liberty Global Class A Ordinary Shares and Liberty Global Class B Ordinary Shares for most ordinary business of the company.

Rights attached to a class of shares may only be varied: (i) in such manner (if any) as may be provided by those rights; (ii) with the written consent of the holders of three-quarters in nominal amount of the issued shares of that class; or (iii) by a special resolution passed at a separate meeting of the holders of that class.

	No change.	Same provision applies.

Liquidation

Upon any voluntary winding up, the holders of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares (and any other shares outstanding at the relevant time which rank equally with such shares) will share equally, on a share for share basis, in our assets remaining for distribution to the holders of our ordinary shares.

Upon our liquidation, dissolution or winding up, holders of LiLAC Ordinary Shares and Liberty Global Ordinary Shares will be entitled to receive their proportionate interests, expressed in liquidation units, in any assets available for distribution to our ordinary shares (regardless of whether such assets are then attributed to the LiLAC Group or the Liberty Global Group). Liquidation units will be allocated to each LiLAC Ordinary Share and each Liberty Global Ordinary Share, respectively, in proportion to the relative market value of a LiLAC Class C Ordinary Share and a Liberty Global Class C Ordinary Share, respectively, based on their respective volume-weighted average price over a 20 trading-day averaging period commencing on the first trading day on which the LiLAC Ordinary Shares commence ordinary-course (regular-way) trading, subject to subsequent adjustments for consolidations, subdivisions, redesignations or certain other events.

Basic Investment

Currently, Liberty Global Ordinary Shares reflect the performance of all of our businesses.

We intend the LiLAC Ordinary Shares to reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the LiLAC Group. The LiLAC Group will initially comprise (i) VTR

Finance and its subsidiaries, which include VTR GlobalCom and VTR Wireless, (ii) Lila Chile Holding BV, which is the parent entity of VTR Finance, (iii) LGI Broadband Operations, Inc. and its subsidiaries, which include our 60% controlling interest in Liberty Puerto Rico, and (iv) the LiLAC Corporate Costs. We also intend, prior to the Bonus Issue, to contribute to Lila Chile Holding BV an amount of cash as determined by our board of directors to provide the LiLAC Group with additional liquidity to fund, among other things, acquisitions and ongoing operating costs and expenses. After the Transaction becomes effective, the LiLAC Group will also include such other of our businesses, assets and liabilities that our board of directors may in the future determine to attribute to the LiLAC Group, including as may be acquired in the future and attributed to the LiLAC Group. All of our businesses, assets and liabilities not attributed to the LiLAC Group will be attributed to the Liberty Global Group. Determinations made by our board of directors with respect to the attribution between the two groups will be final and binding on all shareholders of the company.

We cannot assure you that the market value of the LiLAC Ordinary Shares will in fact reflect the performance of the LiLAC Group as we intend. Holders of LiLAC Ordinary Shares, just like holders of Liberty Global Ordinary Shares, will be holders of ordinary shares in our company and, as such, will be subject to all risks associated with an investment in Liberty Global and all of its businesses, assets and liabilities. In addition, we could determine to pursue future business opportunities in Latin America, Europe or elsewhere in the world through one group instead of the other group, or jointly through both groups.

Our new articles will contemplate that from time to time the Liberty Global Group may be treated as holding a notional inter-group interest in the LiLAC Group in accordance with our management and allocation policies. Inter-group interests are not represented by any shares or securities, but rather may have a value attributed to them for certain accounting purposes in connection with the transfer of value between the two groups. If an inter-group interest is recognized, we may reflect the effective economic consequences for shareholders of the events or transactions giving rise to such interest in a manner similar to the equity method of accounting by including appropriate adjustments in the relevant group accounts. See “— Management and Allocation Policies — Intercompany Transactions — Inter-Group Interests.”

Sources of Dividends

As is the case for dividends payable in respect of Liberty Global Ordinary Shares, our company cannot under English law pay dividends in respect of the LiLAC Ordinary Shares unless Liberty Global has sufficient available distributable reserves (defined as accumulated, realized profits less accumulated, realized losses) to do so and the assets of our company are not, and following the dividend will not be, less than the aggregate of its issued and called-up share capital and undistributable reserves.

In addition to these English law restrictions, pursuant to the dividend policy set forth in the Management Policies Proposal, our board of directors will not approve any cash dividend in respect of the Liberty Global Ordinary Shares or the LiLAC Ordinary Shares unless the amount of dividend to be paid does not exceed either (i) an amount equal to the net assets of the Liberty Group or the LiLAC Group, as applicable, over the nominal value of the our shares attributable to the relevant group or (ii) if there is no such excess, an amount equal to our company’s net earnings that are attributable to the Liberty Global Group or the LiLAC Group, as applicable, for the fiscal year in which such date occurs and/or the preceding fiscal year. See “— Management and Allocation Policies — Equity Issuances and Repurchases and Dividend Policy.”

Declaration of Dividends

We have never paid cash dividends on any class of our ordinary shares, and we do not expect to pay cash dividends on any class of our ordinary shares in the future, including the new LiLAC Ordinary Shares, in the foreseeable future because we expect to retain future earnings for use in the operation and expansion of our business and for share repurchases.

Under our current articles, following the recommendation of the board of directors, the shareholders may declare dividends by ordinary resolution, except that no dividend may exceed the amount recommended by our board of directors. Furthermore, our current articles also provide that a general meeting declaring a dividend may, upon recommendation by our board of directors, direct by ordinary resolution that the dividend shall be satisfied wholly or partly by the distribution of assets, including (without limitation) paid up shares or debentures of another corporation. Moreover, under our current articles, our directors are authorized to declare interim dividends (including wholly or partly by the distribution of assets) if our board of directors considers that they are justified by the profits of Liberty Global available for distribution.

Under both our current and our new articles, each class of Liberty Global Ordinary Shares ranks equally in the capital of the company with all other classes of Liberty Global Ordinary Shares for any dividend declared or in respect of the capitalization of profits, in favor of the Liberty Global Ordinary Shares. Our new articles will add a corresponding provision with respect to the LiLAC Ordinary Shares.

Under our new articles, the provisions of our current articles with respect to the declaration of dividends will otherwise remain substantially unchanged, but will be supplemented by a provision permitting dividends to be declared and paid, including, without limitation, dividends consisting of securities of another corporation, in favor of Liberty Global Ordinary Shares and LiLAC Ordinary Shares, in equal or unequal amounts, or only in favor of the Liberty Global Ordinary Shares or the LiLAC Ordinary Shares. The proportion of securities of another corporation to be distributed may be determined by our board of directors in its discretion to take into account such things as it deems relevant, including any inter-group interests determined in good faith in accordance with our management and allocation policies, which determination will be final and binding on all shareholders of the company.

As under our current articles, the provisions in our new articles relating to dividends will be subject to the more specific provisions relating to dividends paid in securities of another corporation described under “— Securities Distributions.”

Securities Distributions

Dividends paid in securities of another corporation are subject to the provisions governing dividends generally, as described above.

In addition, under our current articles, if a distribution includes securities issued by another corporation, unless otherwise recommended by three-quarters of our board of directors and approved by an ordinary resolution of the Liberty Global Class A Ordinary Shares and Liberty Global Class B Ordinary Shares, which we collectively refer to as the Liberty Global Voting Shares, voting together as a single class, these securities must be distributed on the basis that:

(1) the holders of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares receive the identical class of securities, on an equal per share basis; or

(2) the holders of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares each receive a different class of securities or the holders of one or more classes of ordinary shares receives a different class of securities than the holders of all other classes of ordinary shares (in which cases: (i) the holders of Liberty Global Class B Ordinary Shares shall receive the securities having higher value voting rights and the holders of Liberty Global Class A Ordinary Shares and Liberty Global Class C Ordinary Shares will receive the securities having lower value voting rights, and (ii) if different classes of securities are being distributed to holders of the Liberty Global Class A Ordinary Shares and the Liberty Global Class C Ordinary Shares, then such securities shall be distributed either as determined by our board of directors or such that the relative voting rights of the class of securities to be received by the holders of Liberty Global Class A Ordinary Shares and Liberty Global Class C Ordinary Shares corresponds, to the extent practicable, to the relative voting rights of each such class of shares), on an equal per share basis.

Under our new articles, the provisions governing the distribution of securities of another corporation to holders of Liberty Global Ordinary Shares will remain substantially unchanged, but will be supplemented by corresponding provisions relating to the distribution of securities to holders of LiLAC Ordinary Shares. Specifically, in the case of such a distribution of securities to the holders of LiLAC Ordinary Shares, our new articles will provide that unless otherwise recommended by three-quarters of our board of directors and approved by an ordinary resolution of holders of the LiLAC Class A Ordinary Shares and LiLAC Class B Ordinary Shares, which we refer to collectively as the LiLAC Voting Shares, voting together as a single class, the relevant securities must be distributed on the basis that:

(1) the holders of LiLAC Class A Ordinary Shares, LiLAC Class B Ordinary Shares, and LiLAC Class C Ordinary Shares receive the identical class of securities, on an equal per share basis; or

(2) the holders of LiLAC Class A Ordinary Shares, LiLAC Class B Ordinary Shares, and LiLAC Class C Ordinary Shares each receive a different class of securities or the holders of one or more classes of LiLAC Ordinary Shares receives a different class of securities than the holders of all other classes of LiLAC Ordinary Shares (in which cases: (i) the holders of LiLAC Class B Ordinary Shares shall receive the securities having higher value voting rights and the holders of LiLAC Class A Ordinary Shares and LiLAC Class C Ordinary Shares will receive the securities having lower value voting rights, and (ii) if different classes of securities are being distributed to holders of the LiLAC Class A Ordinary Shares and the LiLAC Class C Ordinary Shares, then such securities shall be distributed either as determined by our board of directors or such that the relative voting rights of the class of securities to be received by the holders of LiLAC Class A Ordinary Shares and LiLAC Class C Ordinary Shares corresponds, to the extent practicable, to the relative voting rights of each such class of shares), on an equal per share basis.

Reduction in Number of LiLAC Ordinary Shares in Connection with Distribution of Securities of Another Corporation

In connection with a distribution of securities of another corporation to holders of LiLAC Ordinary Shares, the number of LiLAC Ordinary Shares outstanding may be reduced, taking into account any inter-group interest and such other adjustments as our board determines are necessary, which determination will be final and binding on all shareholders, by redesignating a number of LiLAC Ordinary Shares as so-called “deferred shares” following the distribution. Deferred shares remain technically outstanding, but have very limited rights under our new articles. See “— Deferred Shares.”

The number of LiLAC Ordinary Shares to be so redesignated will be in the discretion of our board of directors, but will not exceed the number of LiLAC Ordinary Shares outstanding as of the relevant determination date multiplied by the percentage of the market capitalization of the LiLAC Group represented by the fair value of the distributed securities. Our new articles will define fair value, for purposes of this provision and other provisions, by reference to the publicly traded market value of the relevant securities or, in the absence of a publicly traded market, as determined by an independent investment bank experienced in the valuation of securities selected in good faith by our board of directors or as determined in the good faith judgment of our board of directors, which determination will be final and binding on all shareholders.

Scrip Dividends

Under our current articles, our board of directors may offer any shareholder the right to elect to receive fully paid shares instead of cash in respect of the whole or some part (to be determined by our board of directors) of all or any dividend. In that case, each shareholder is only entitled to new shares (as our board of directors may determine) of either the identical class to which the dividend relates or Class C Ordinary Shares.

Under our new articles, the relevant provisions will remain substantially unchanged, except that a holder of Liberty Global Ordinary Shares or LiLAC Ordinary Shares will only be entitled to new shares of the identical class to which the dividend relates or Liberty Global Class C Ordinary Shares or LiLAC Class C Ordinary Shares, as the case may be.

Bonus Issues

Subject to the U.K. Companies Act 2006, under our current articles, our board of directors has the authority to capitalize certain undistributed profits of our company, our company’s share premium account, and certain other reserves for the purpose of issuing shares or other securities of our company to shareholders in a so-called “bonus issue.” Unless recommended by three-quarters of our board of directors and approved by an ordinary resolution of the Liberty Global Voting Shares, voting together as single class, our board of directors may only declare bonus issues:

(1) consisting of Liberty Global Class C Ordinary Shares to all holders of Liberty Global Ordinary Shares, on an equal per share basis;

(2) consisting of the identical class of Liberty Global Ordinary Shares held by each shareholder to holders of each class of Liberty Global Ordinary Shares, on an equal per share basis; or

(3) consisting of any other class of our securities to all holders of Liberty Global Ordinary Shares, on the basis referred to above for distributions of securities issued by another corporation. See “— Securities Distributions.”

Under our new articles, the relevant provision governing bonus issues will apply only to bonus issues to holders of Liberty Global Ordinary Shares, but will otherwise remain substantially unchanged. It will be supplemented by a corresponding provision governing bonus issues of LiLAC Ordinary Shares. Accordingly, our new articles will provide that, unless recommended by three-quarters of our board of directors and approved by an ordinary resolution of LiLAC Voting Shares, subject to the U.K. Companies Act 2006, our board of directors may only declare bonus issues to holders of LiLAC Ordinary Shares:

(1) consisting of LiLAC Class C Ordinary Shares to all holders of LiLAC Ordinary Shares, on an equal per share basis;

(2) consisting of the identical class of LiLAC Ordinary Shares held by each shareholder to holders of each class of LiLAC Ordinary Shares, on an equal per share basis; or

(3) consisting of any other class of our securities to all holders of LiLAC Ordinary Shares, on the basis referred to above for distributions of securities issued by another corporation. See “— Securities Distributions.”

Redesignation at Option of Holder

Under our current articles, each Liberty Global Class B Ordinary Share may be redesignated, or converted, at any time at the election of the holder into a Liberty Global Class A Ordinary Share.

Under our new articles, this provision will be supplemented by a corresponding provision for our new LiLAC Ordinary Shares. According to that provision, each LiLAC Class B Ordinary Share may be redesignated at any time at the election of the holder into a LiLAC Class A Ordinary Share.

Redesignation at Option of Issuer

Under our current articles, we cannot redesignate, or convert, your ordinary shares.

Under our new articles, we will be able to redesignate, or convert, all LiLAC Ordinary Shares of each class into shares of the corresponding class of Liberty Global Ordinary Shares and, if necessary to achieve the required redesignation ratio and to comply with share capital maintenance requirements under English law, deferred shares. The redesignation ratio will be subject to adjustments determined by our board of directors in respect of inter-group interests, which determination will be final and binding on all shareholders. The number of

LiLAC Ordinary Shares of each class to be redesignated into shares of the corresponding class of Liberty Global Ordinary Shares will be determined based on a ratio of the relative trading prices of Liberty Global Class C Ordinary Shares and LiLAC Class C Ordinary Shares over a specified trading period (with the creation of additional Liberty Global Ordinary Shares of the relevant class through the capitalization of any relevant reserves if necessary). Any excess Liberty Global Ordinary Shares will be designated as deferred shares. The steps involved in this redesignation process are illustrated in the examples below.

For example, a redesignation of 10,000 LiLAC Class A Ordinary Shares at an assumed ratio of 0.82534 would result in 8,253 Liberty Global Class A Ordinary Shares and cash in respect of 0.4 fractional Liberty Global Class A Ordinary Shares. This would involve the following steps. We would redesignate all of the 10,000 LiLAC Class A Ordinary Shares into an equal number of Liberty Global Class A Ordinary Shares. Of those 10,000 Liberty Global Class A Ordinary Shares, we would redesignate 1,746 as deferred shares, leaving 8,254 Liberty Global Class A Ordinary Shares. Of those, one would then be transferred to a third party for purposes of the aggregation and sale of fractions, leaving 8,253 Liberty Global Class A Ordinary Shares.

As another example, a redesignation of 10,000 LiLAC Class A Ordinary Shares at an assumed ratio of 1.22534 would result in 12,253 Liberty Global A Ordinary Shares and cash in respect of 0.4 fractional Liberty Global Class A Ordinary Shares. We would redesignate all of the 10,000 LiLAC Class A Ordinary Shares into an equal number of Liberty Global Class A Ordinary Shares. We would also capitalize our reserves to issue a further 2,254 Liberty Global Class A Ordinary Shares, of which one would be transferred to a third party for purposes of the aggregation and sale of fractions, leaving 2,253 Liberty Global Class A Ordinary Shares. Together with the 10,000 Liberty Global Class A Ordinary Shares created through redesignation, this yields 12,253 Liberty Global Class A Ordinary Shares.

LiLAC Group Disposition

If, in the good faith opinion of our board of directors, we dispose, in one transaction or a series of transactions, of not less than 80% of the fair value of the assets of, or equity interests in, the LiLAC Group, then under our new articles we will be required to effect one of the following three alternatives on or prior to the 120th trading day following the consummation of such disposition, unless our board of directors obtains approval of the holders of the LiLAC Voting Shares, voting together as a single class, to not take such action or the disposition qualifies under a specified exemption (in which case we will not be required to take any of the following actions):

•

subject to the availability of sufficient distributable reserves, pay a dividend in favor of the LiLAC Ordinary Shares in cash and/or securities or other assets with a fair value equal to the net proceeds of such disposition (after the payment of such dividend, the board may, if it so chooses, reduce the number of outstanding LiLAC Ordinary Shares (through redesignation as deferred shares) pro rata in proportion to the market capitalization of the total LiLAC Group represented by the net proceeds from the disposition, as determined in good faith by the board); or

•

subject to the availability of sufficient distributable reserves or other reserves being available for capitalization if necessary, redesignate all LiLAC Ordinary Shares of each class into shares of the corresponding class of Liberty Global Ordinary Shares at a ratio representing a premium of 10% to the ratio determined based on the relative trading prices of Liberty Global Class C Ordinary Shares and LiLAC Class C Ordinary Shares (with the creation of additional Liberty Global Ordinary Shares of the relevant class through the capitalization of reserves, and with any excess Liberty Global Ordinary Shares being redesignated as deferred shares, in each case to the extent necessary to achieve the required redesignation ratio and to comply with share capital maintenance requirements under English law); or

•

subject to the availability of sufficient reserves, a combination of the preceding two alternatives. In the case of such a combination, our board of directors would not redesignate, or convert, all LiLAC Ordinary Shares at a 10% premium. Instead, of the portion of the LiLAC Ordinary Shares that corresponds to the portion of the market capitalization of the LiLAC Group represented by the disposition proceeds, a part corresponding to the portion of the disposition proceeds that are retained in the LiLAC Group (and not dividended to holders of LiLAC Ordinary Shares) would be redesignated into Liberty Global Ordinary Shares at a 10% premium, as further described under the second bullet point above, and the remaining part could be redesignated as deferred shares, as further described under the first bullet above. In any event, at least a portion of the LiLAC Ordinary Shares corresponding to the balance of the market capitalization of the LiLAC Group not represented by the disposition proceeds would remain outstanding (subject to potential redesignation into Liberty Global Ordinary Shares, as further described under “— Redesignation at Option of Issuer” above).

The actions to be taken by our board of directors in connection with such a disposition will be subject to adjustment in respect of inter-group interests made in good faith by our board of directors in accordance with our inter-group interest management policy. See “— Management and Allocation Policies — Intercompany Transactions — Inter-Group Interests.” Determinations made by the board in connection with such a disposition will be final and binding on all shareholders.

Deferred Shares

Deferred shares are a type of share permitted by English law that has been used by other English companies to manage their capital structure and eliminate virtually all rights for classes of shares that no longer represent a true economic interest in the relevant company but that need to remain outstanding in order to comply with English legal rules relating to the maintenance of share capital.

Our current articles do not contemplate deferred shares. Our new articles will authorize our board of directors to designate ordinary shares as deferred shares in certain limited circumstances described in our new articles. These relate to a reduction in the number of outstanding LiLAC Ordinary Shares in connection with a distribution to holders of LiLAC Ordinary Shares of securities of another corporation, in connection with a dividend or other distribution following a disposition, as described under “— LiLAC Group Disposition,” or the elimination of excess shares that may be required to achieve the specified ratio in connection with a redesignation of LiLAC Ordinary Shares into Liberty Global Ordinary Shares. Consistent with the practice used by other English companies that have employed deferred shares, our new articles will define the terms of deferred shares such that they confer virtually no economic interest in our company, have no voting rights, and can be repurchased by us for an aggregate consideration of one cent for all deferred shares then being transferred, all as further described in our new articles.

Alteration of Share Capital

Under our current articles, subject to the provisions of the U.K. Companies Act 2006, and without prejudice to any relevant special rights attached to any class of shares, Liberty Global may, from time to time:

•	increase its share capital by allotting and issuing new shares;

•	consolidate and divide all or any of its share capital into shares of a larger nominal value than the existing shares;

•	subdivide any of its shares into shares of a smaller nominal value than its existing shares; and

•	redenominate its share capital or any class of share capital.

Under our new articles, this provision will remain substantially unchanged. In addition, under our new articles as amended pursuant to the Future Consolidation/Sub-Division Proposal, our board of directors will have the authority to effect one or more consolidations and/or subdivisions, on any ratio that our board of directors may determine in its sole and absolute discretion, of any or all of our shares. We believe that having this flexibility will be useful for our board of directors in managing our capital structure in compliance with applicable English law requirements.

In addition, under our current articles, we may not consolidate, divide, sub-divide or redenominate any class of ordinary shares without consolidating, dividing, sub-dividing or redenominating (as the case may be) the other classes of ordinary shares, on an equal per share basis. Under our new articles, this provision will be revised to provide that we may not consolidate, divide, sub-divide or redenominate any one or more Liberty Global Ordinary Shares or LiLAC Ordinary Shares without consolidating, dividing, sub-dividing or redenominating (as the case may be) all of the Liberty Global Ordinary Shares or LiLAC Ordinary Shares, respectively, on an equal per share basis.

Voting Rights

General. Under our current articles, each Liberty Global Class A Ordinary Share has one vote, each Liberty Global Class B Ordinary Share has ten votes, and each Liberty Global Class C Ordinary Share is non-voting, except where otherwise required by English law or our articles of association.

Under our new articles, each LiLAC Ordinary Share will generally have the same voting rights attaching to it as a Liberty Global Ordinary Share of the corresponding class. Specifically, each LiLAC Class A Ordinary Share will have one vote and each LiLAC Class B Ordinary Share will have ten votes, in each case, in respect of all matters on which voting shares in our capital have voting rights. LiLAC Class A Ordinary Shares and LiLAC Class B Ordinary Shares will form a single class with the other voting shares in our capital (Liberty Global Class A Ordinary Shares and Liberty Global Class B Ordinary Shares) for most purposes. LiLAC Class C Ordinary Shares will be non-voting, except where otherwise required by English law or our articles of association. LiLAC Class C Ordinary Shares will also be issued without the right to receive notice of general meetings, unless otherwise determined by our board of directors.

LiLAC Voting Shares will vote as a separate class in an ordinary resolution on, among other things, whether to exempt us from the requirement to take certain actions in connection with the disposition of not less than 80% of the fair value of the assets of, or equity interests in, the LiLAC Group described above under “— LiLAC Group Disposition.”

Variation of Class Rights. Our current articles provide that rights attached to a class of shares may only be varied: (i) in such manner (if any) as may be provided by those rights; (ii) with the written consent of the holders of three-quarters in nominal amount of the issued shares of that class; or (iii) by a special resolution passed at a separate meeting of the holders of that class. This provision would remain substantially unchanged in our new articles. Certain changes to this provision could result from the separate Voting Rights Proposal. See “The Voting Rights Proposal.”

Our current articles further provide that the following will be deemed not to vary the rights attached to any class of shares, unless expressly provided by the rights attached to such shares: the issue of further shares ranking pari passu with, or subsequent to, the relevant share or class of shares, the purchase or redemption by our company of its own shares, or the exercise by our board of directors of its authority under certain provisions of our articles relating to dividends and securities distributions, scrip dividends, and bonus issues, all as further described above.

Under our new articles, in addition to items listed in the preceding paragraph, the following will be deemed not to vary the rights attached to any class of shares, unless expressly provided by the rights attached to such shares: the redesignation, or conversion, of LiLAC Ordinary Shares into Liberty Global Ordinary Shares or the redesignation of any class of shares into deferred shares, in each case in accordance with our new articles; and the exercise by our board of directors of its authority under certain provisions of our new articles relating to dividends and distributions, scrip dividends, bonus issues, and in connection with a LiLAC Group disposition, all as further described above.

Amendment of Articles. Under English law, any amendment to our current and new articles requires a special resolution of our company in which all classes of our voting ordinary shares vote together as one class. This is in addition to any separate class vote that may be required for an amendment that varies the rights attached to shares of a particular class.

Liquidation

Under our current articles, in the event of a voluntary winding-up of our company, the liquidator may, with the sanction of a special resolution and any other sanction required by law, divide among our shareholders the whole or any part of the assets of our company, whether or not the assets consist of property of one kind or of different kinds. Upon any such winding up, after payment or provision for payment of our debts and liabilities and, subject to the prior payment in full of any preferential amounts to which holders of our preference shares may be entitled, the holders of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares (and any other shares outstanding at the relevant time which rank equally with such shares) will share equally, on a share for share basis, in our assets remaining for distribution to the holders of our ordinary shares. The liquidator may also, with the same authority, transfer the whole or any part of the assets to trustees upon any trusts for the benefit of the shareholders as the liquidator decides. No past or present shareholder can be compelled to accept any asset which could subject him or her to a liability.

Under our new articles, upon our liquidation, dissolution or winding up, holders of LiLAC Ordinary Shares and Liberty Global Ordinary Shares will be entitled to receive their proportionate interests, expressed in liquidation units, in any assets available for distribution to our ordinary shares (regardless of whether such assets are then attributed to the LiLAC Group or the Liberty Global Group). Liquidation units will be allocated to each LiLAC Ordinary Share and each Liberty Global Ordinary Share, respectively, in proportion to the relative market value of a LiLAC Class C Ordinary Share and a Liberty Global Class C Ordinary Share, respectively, based on their respective volume-weighted average price over a 20 trading-day averaging period commencing on the first trading day on which the LiLAC Ordinary Shares commence ordinary-course (regular-way) trading. The number of liquidation units per LiLAC Ordinary Share and Liberty Global Ordinary Share, as applicable, will be subject to subsequent adjustments for consolidations, sub-divisions, redesignations or certain other events so as to avoid any dilution in the aggregate relative liquidation rights of the LiLAC Ordinary Shares and Liberty Global Ordinary Shares.

Allotment Authority

Our current articles authorize our board of directors, for a period up to five years from the date on which the articles were adopted, to (i) allot and issue equity securities, or to grant rights to subscribe for or to convert or exchange any security into shares of Liberty Global up to an aggregate nominal amount of $20,000,000 and (ii) exclude preemptive rights in respect of such issuances for the same period of time. We refer to this as general authority. Our new articles contain an article with the same terms. As a result, our new articles will give the directors a new general authority in place of their existing general authority on the same terms (irrespective of any shares issued under their existing general authority since the adoption of our current articles). This new general authority will be for a five-year period starting on the date of the shareholder resolution for the adoption of the new articles.

Other Provisions of the New Articles

The following terms of the new articles and provisions of English law are substantially similar to the corresponding provisions contained in and applicable to our current articles.

General Meetings and Notices

The notice of a general meeting shall be given to the shareholders (other than any who, under the provisions of the new articles or the terms of allotment or issue of shares, are not entitled to receive notice), to our board of directors and to our auditors. Under English law, we are required to hold an annual general meeting of shareholders within six months from the day following the end of our fiscal year and, subject to the foregoing, the meeting may be held at a time and place determined by our board of directors, whether within or outside of the U.K.

Disclosure of Ownership Interests in Shares

Section 793 of the U.K. Companies Act 2006 gives our company the power to require persons whom it knows have, or whom it has reasonable cause to believe have, or within the previous three years have had, any ownership interest in any Liberty Global shares to disclose specified information regarding those shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information) after the date the notice is sent can result in criminal or civil sanctions being imposed against the person in default.

Under both our current and our new articles, if any shareholder, or any other person appearing to be interested in Liberty Global shares held by such shareholder, fails to respond to a Section 793 notice, or, in purported compliance with such a notice, makes a statement which is materially false or misleading then our board of directors may withdraw voting and certain other rights, place restrictions on the rights to receive dividends and transfer such shares (including any shares allotted or issued after the date of the Section 793 notice in respect of those shares).

Transfer of Shares

Shareholders may transfer all or any of their shares by instrument of transfer in writing in any usual form or in any other form which is permitted by the U.K. Companies Act 2006 and is approved by our board of directors. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee.

Our board of directors may refuse to register a transfer if:

•	it is with respect to shares in certificated form that are not fully paid, so long as the refusal does not prevent dealings in Liberty Global shares from taking place on an open and proper basis;

•	it is with respect to shares on which Liberty Global has a lien, including with respect to shares that are not fully paid;

•

the instrument of transfer is not duly stamped to show payment of stamp duty (if such stamp is required) and presented with the share certificate or other evidence of title reasonably required by the directors;

•	the instrument of transfer is in respect of more than one class of shares;

•	the instrument of transfer is in respect of more than four persons jointly; or

•	in certain circumstances, if the holder has failed to provide the information requested by Liberty Global referred to in “— Disclosure of Ownership Interests in Shares” above.

If our board of directors refuses to register a transfer of a share, it shall, within two months after the date on which the transfer was delivered to the company, send to the transferee notice of the refusal, together with its reasons for refusal.

Liability of Liberty Global and its Directors and Officers

Our current and new articles provide that English courts have exclusive jurisdiction with respect to any suits brought by shareholders (in their capacity as such) against the company or our directors.

English law does not permit our company to exempt any director from any liability arising from negligence, default, breach of duty or breach of trust in relation to our company. However, despite this prohibition, we are permitted to purchase and maintain limited insurance for any of our directors. Shareholders can ratify by ordinary resolution a director’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to our company.

Takeover Provisions

An English public limited company is potentially subject to the U.K. City Code on Takeovers and Mergers, which we refer to in this proxy statement/prospectus as the Takeover Code if, among other factors, (i) its place of central management and control is within the U.K., the Channel Islands or the Isle of Man or (ii) if any of its securities are admitted to trading on a regulated market or a multilateral trading facility in the United Kingdom or on any stock exchange in the Channel Islands or the Isle of Man. The Takeover Panel will generally look to the residency of a company’s directors to determine where it is centrally managed and controlled.

Based upon the residency of our directors and management and listing of our securities, the Takeover Code would not presently apply to us. It is possible that, in the future, circumstances could change that may cause the Takeover Code to apply to us. If we become subject to the Takeover Code, the ability of our directors to engage in defensive measures to seek to frustrate bids will, in addition to being subject to the directors’ statutory and fiduciary duties, be subject to the provisions of the Takeover Code.

Issuance of Preference Shares and Other Shares

The shares allotted and issued pursuant to the board’s general authority described above may comprise (in whole or in part) preference shares or other shares, in one or more classes with such rights, preferences and restrictions as our board of directors shall determine. The issuance of preference shares on various terms could adversely affect the holders of other Liberty Global shares. The potential issuance of preference shares may discourage bids for our shares at a premium over the market price, may adversely affect the market price of our shares and may discourage, delay or prevent a change of control of our company.

Management and Allocation Policies

We have established management and allocation policies relating to the attribution of our businesses and operations between the Liberty Global Group and the LiLAC Group, inter-group transactions, equity issuances and dividends, the allocation of corporate opportunities, taxes, and other matters.

As a general principle, we expect that all material matters in which holders of Liberty Global Ordinary Shares and holders of LiLAC Ordinary Shares may have divergent interests will generally be resolved in a manner that will promote the success of the company for the benefit of all of our shareholders after giving fair consideration to the interests of the holders of Liberty Global Ordinary Shares and holders of LiLAC Ordinary Shares, as well as such other or different factors and stakeholders considered relevant by our board of directors (or any committee of the board of directors authorized for this purpose).

Set forth below are summaries of the management and allocation policies that will be effective upon the consummation of the Transaction and the creation and issuance of LiLAC Ordinary Shares. Shareholder approval of these policies is being sought in connection with the Transaction pursuant to the Management Policies Proposal and the full text of these policies is attached to this proxy statement/prospectus as Annex H.

Policies Subject to Change without Shareholder Approval

While it has no present intention to do so, our board of directors may, without shareholder approval, modify, change, rescind or create exceptions to these policies, or adopt additional policies. Such actions could have different effects on holders of Liberty Global Ordinary Shares and holders of LiLAC Ordinary Shares. Our board of directors will make any such decision in accordance with its fiduciary duties and in particular in such a way as our board of directors believes, in good faith, will promote the success of the company for the benefit of all of our shareholders as a whole, after giving due consideration to all relevant stakeholders.

Any such modifications, changes, rescissions, exceptions or additional policies will be binding and conclusive unless otherwise determined by our board of directors. We will notify our shareholders of any material modification, change or exception made to these policies, any rescission of these policies and the adoption of any material additions to these policies through the filing of a Current Report on Form 8-K within four business days after the modification, change, exception or addition is made. However, we will not notify our shareholders of any modification, change, exception, rescission or addition to these policies if we determine that it is not material to the holders of Liberty Global Ordinary Shares, on the one hand, or the holders of LiLAC Ordinary Shares, on the other hand.

Attribution

The LiLAC Group will initially comprise (i) VTR Finance and its subsidiaries, which include VTR GlobalCom and VTR Wireless, (ii) Lila Chile Holding BV, which is the parent entity of VTR Finance, (iii) LGI Broadband Operations, Inc. and its subsidiaries, which include our 60% controlling interest in Liberty Puerto Rico, and (iv) the LiLAC Corporate Costs, as further discussed under “— The Liberty Global Group and the LiLAC Group.” We also intend, prior to the Bonus Issue, to contribute to Lila Chile Holding BV an amount of cash as determined by our board of directors to provide the LiLAC Group with additional liquidity to fund, among other things, acquisitions and ongoing operating costs and expenses.

The Liberty Global Group will initially consist of all of our other operations. All assets and liabilities not initially attributed to the LiLAC Group will therefore initially be attributed to the Liberty Global Group.

Our board of directors currently contemplates that businesses, assets and liabilities acquired by Liberty Global following the Transaction will be attributed to one of these two groups, in whole or in part, as it considers in good faith to be most likely to promote the success of the company for the benefit of its shareholders as a whole, having given due consideration to all relevant stakeholders.

Fiduciary and Management Responsibilities

Because the Liberty Global Group and the LiLAC Group will not be separate companies, but will both be part of Liberty Global, our directors and officers will have the same fiduciary duties to all shareholders of our company as a whole (and not separately to the holders of Liberty Global Ordinary Shares or holders of LiLAC Ordinary Shares). Our board of directors and chief executive officer, in establishing and applying policies with regard to inter-group matters such as business transactions between the two groups and attribution of assets, liabilities, debt, corporate overhead, taxes, interest, corporate opportunities and other matters, will consider various factors and information which could benefit or cause relative detriment to the relevant groups of shareholders and will seek to make determinations which are most likely to promote the success of the company for the benefit of our shareholders as a whole. If and when there are conflicting interests between the Liberty Global Group and the LiLAC Group, our board of directors will use its good faith business judgment to resolve such conflicts.

Equity Issuances and Repurchases and Dividend Policy

Our board of directors will issue and repurchase Liberty Global Ordinary Shares and LiLAC Ordinary Shares and issue dividends on the Liberty Global Ordinary Shares and LiLAC Ordinary Shares at times and in relative proportions (including issuing, repurchasing or paying dividends on only one group of ordinary shares) as it in good faith determines to be most likely to promote the success of the company for the benefit of its shareholders as a whole.

We will reflect all financial effects of issuances and repurchases of, and dividends or other distributions on, shares relating to either group in our attributed financial information. Where, for any reason, proceeds from the issuance of shares of one group are attributed to the other group, repurchases of shares of one group are made using funds attributed to the other group, or dividends are paid on shares of one group out of cash, property or other assets attributed to the other group, this may be reflected by recognizing or adjusting an inter-group interest or loan, among other options. See “— Intercompany Transactions” below.

We have never paid cash dividends on any class of our ordinary shares, and we do not expect to pay cash dividends on any class of our ordinary shares in the foreseeable future because we expect to retain future earnings for use in the operation and expansion of our business and for share repurchases. However, given that our company’s intention in creating the LiLAC Ordinary Shares is that they track and reflect the economic performance of the LiLAC Group, and that the Liberty Global Ordinary Shares track and reflect the economic performance of the Liberty Global Group, our board of directors intends to restrict the maximum amount of any cash dividend that may be paid by the LiLAC Group or the Liberty Global Group to, at any date, either (i) an amount equal to the excess of the net assets of the LiLAC Group or the Liberty Global Group, as applicable, over the aggregate nominal value of our shares attributed to the relevant group or (ii) if there is no such excess, an amount equal to our company’s net earnings that are attributable to the LiLAC Group for the fiscal year in which such date occurs and/or the preceding fiscal year, as shown on the consolidating schedules to our company’s consolidated financial statements for such periods on a substantially consistent basis. In addition to this maximum amount for cash dividends pursuant to our dividend policy, any dividend will also be subject to the limitations of English law that apply to any dividend paid by our company, including the availability of distributable reserves.

Intercompany Transactions

General. If we change the attribution of cash or other property from one group to the other group, we will account for such change as a short term loan, long-term loan, an inter-group interest, as a reduction of an inter-group interest or as a transfer in exchange for cash or other assets. See “— Inter-Group Loans” and “— Inter-Group Interests” below.

Our board of directors will make these determinations, either in specific instances or by setting applicable policies generally, in such a way as it considers, in good faith, will promote the success of the company for the benefit of all its shareholders. Factors our board of directors may consider in making this determination include:

•	the financing needs and objectives of the receiving group;

•	the investment objectives of the transferring group;

•	the current and projected capital structure of each group;

•	the relative levels of internally generated funds of each group; and

•	the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions.

Our board of directors will make all changes in the attribution of material assets from one group to the other on a fair value basis, as determined by our board of directors. For accounting purposes, all such assets will be deemed reattributed at their carryover basis. To the extent that this amount is different than the fair value of the inter-group loan or inter-group interest created in the transaction, this difference will be recorded as an adjustment to the group equity. No gain or loss will be recognized in the statement of operations information for the groups due to the related party nature of such transactions.

In determining fair value, we will use the relevant definition in our new articles of association. According to that definition, fair value means, in the case of any publicly traded security, the market value thereof (as determined in accordance with the articles), in the case of other securities, the fair value thereof as determined by an independent investment banking firm selected by the board or, if no such firm is selected, as determined in the good faith judgment of our board of directors, and in the case of other assets, the fair value thereof as determined by our board of directors in good faith based on such information as the board shall in good faith determine to be appropriate.

Inter-Group Loans. If one group makes a loan to the other group, our board of directors will determine the terms of the loan, including the rate at which it will bear interest. Our board of directors will determine the terms of any inter-group loans, either in specific instances or by setting applicable policies generally, in the exercise of its good faith business judgment. Factors our board of directors may consider in making this determination include:

•	our company’s needs;

•	the use of proceeds and creditworthiness of the receiving group;

•	the capital expenditure plans of, and the investment opportunities available to, each group; and

•	the availability, cost and time associated with alternative financing sources.

If an inter-group loan is made, we intend to account for the loan based on its stated terms, and the resulting activity, such as interest amounts, will be recorded in our attributed financial information to be included as exhibits to our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, but will be eliminated in preparing our consolidated financial statement balances.

Inter-Group Interests. An inter-group interest is a notional interest that the Liberty Global Group may be treated as holding in the LiLAC Group from time to time. Inter-group interests are not represented by any shares or securities, but rather may have a value attributed to them for certain accounting purposes. If an inter-group interest is recognized, we may reflect the effective economic consequences for shareholders of the events or transactions giving rise to such interest in a manner similar to the equity method of accounting by including appropriate adjustments in the relevant group accounts. Appropriate eliminating entries would be made in preparing our consolidated financial statement balances.

An inter-group interest treated as being held by the Liberty Global Group in the LiLAC Group will be recognized when our board of directors deems it fair and equitable to all holders of our ordinary shares. This could be the case where cash or property is reattributed from the Liberty Global Group to the LiLAC Group and our board of directors determines that the reattribution will not be treated as an inter-group loan or as a transfer in exchange for cash or other assets. Other examples include when funds attributed to the Liberty Global Group are used to effect an acquisition which is attributed to the LiLAC Group, where proceeds from the issuance of Liberty Global Ordinary Shares are attributed to the LiLAC Group, or where LiLAC Ordinary Shares are redesignated, or converted, into Liberty Global Ordinary Shares.

We currently do not expect that any inter-group interest will be recognized when the LiLAC Ordinary Shares are initially created and issued. However, such an inter-group interest may be recognized in the future.

Once recognized, the amount of the Liberty Global Group’s inter-group interest in the LiLAC Group, if any, would be subject to adjustment from time to time, as our board of directors deems fair and equitable to all holders of our ordinary shares, to reflect changes in the economic interest that the Liberty Global Group is treated as holding in the LiLAC Group. The events or transactions that could give rise to such an adjustment being recognized include, without limitation, the following:

•	subdivisions (by share split or otherwise) and combinations (by reverse share split or otherwise) of the LiLAC Ordinary Shares and dividends payable in LiLAC Ordinary Shares;

•	the redesignation of LiLAC Ordinary Shares into deferred shares;

•	allocations of cash, property or other assets or liabilities from the Liberty Global Group to the LiLAC Group (or vice versa);

•	repurchases of LiLAC Ordinary Shares made using funds attributed to the Liberty Global Group (or vice versa);

•	issuances of LiLAC Ordinary Shares to the extent the proceeds are attributed to the Liberty Global Group (or vice versa); and

•	dividends or other distributions in favor of holders of LiLAC Ordinary Shares out of cash, property or other assets attributed to the Liberty Global Group (or vice versa).

Whenever we pay a dividend or make any other distribution on the LiLAC Ordinary Shares, redesignate any LiLAC Ordinary Shares as Liberty Global Ordinary Shares, or take any other action with respect to the LiLAC Ordinary Shares, we will take into account any inter-group interest that the Liberty Global Group may then be treated as holding in the LiLAC Group in such manner as our board of directors deems fair and equitable to all holders of our ordinary shares. This could include, for example, allocating a portion of any cash dividend that might otherwise be paid on the LiLAC Ordinary Shares to the Liberty Global Group. It could also include retaining an interest for the Liberty Global Group in connection with a distribution of shares in a subsidiary of the LiLAC Group that holds assets and businesses attributed to the LiLAC Group to holders of LiLAC Ordinary Shares. In connection with any transaction in which economic benefits are conferred on the LiLAC Ordinary Shares at such time as the Liberty Global Group holds an inter-group interest in the LiLAC Group, our board of directors may decide that one appropriate way to take into account such a transaction is through the participation in such transaction by the Liberty Global Group or an adjustment to any such interest.

In recognizing any inter-group interest or making any adjustments to any such inter-group interest, or in reflecting any inter-group interest in connection with any transaction, our board of directors may consider any factors that it deems appropriate, including without limitation the tax effects of any event or transaction on the Liberty Global Group and the LiLAC Group or the use of tax benefits. All determinations that our board of directors makes in recognizing, adjusting or taking into account inter-group interests will be final and binding on all holders of our ordinary shares.

Inter-Group Contracts. The terms of all current and future material transactions, relationships and other matters between the groups, including those as to which the groups may have potentially divergent interests, will be determined in a manner considered in good faith by our board of directors to promote the success of the company for the benefit of our shareholders as a whole.

Review of Corporate Opportunities

In cases where a material corporate opportunity may appropriately be viewed as one that could be pursued by either the Liberty Global Group or the LiLAC Group, or by both, our board of directors may, independently or at the request of management, review the allocation of that corporate opportunity to one of, or between, the two groups. This includes corporate opportunities that may present themselves in Latin America, Europe or elsewhere in the world. In accordance with English law, our board of directors will make its determination with regard to the allocation of any such opportunity and the benefit of such opportunity in accordance with their duty to act in good faith in the manner in which they consider will promote the success of the company for the benefit of our shareholders as a whole. Among the factors that our board of directors may consider in making this allocation are:

•	whether a particular corporate opportunity is principally related or complementary to the principal focus or strategy of the LiLAC Group;

•	the financial resources and capital structure of each group;

•	whether one group, because of operational expertise, will be better positioned to undertake the corporate opportunity than the other group; and

•	existing contractual agreements and restrictions.

Financial Statements; Allocation Matters

We will present consolidated financial statements in accordance with generally accepted accounting principles in the U.S., consistently applied. We will also provide consolidating financial statement information that will show the attribution of our assets, liabilities, revenue, expenses and cash flows to each of the Liberty Global Group and the LiLAC Group.

Consolidating financial statement information will also include attributed portions of our debt, interest, corporate overhead and costs of administrative shared services and taxes. We will make these allocations for the purpose of preparing such information; however, holders of Liberty Global Ordinary Shares and LiLAC Ordinary Shares will continue to be subject to all of the risks associated with an investment in our company as a whole.

In general, corporate overhead will be attributed to each group based primarily on the estimated percentage of time spent by corporate personnel providing services for each group. Corporate overhead includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and shareholder services and services related to the company’s board of directors. We will attribute in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we will use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.

Taxes

The tax sharing policy described below, which will become effective on the date that we distribute the LiLAC Ordinary Shares, may be changed in future periods at the discretion of the board of directors of Liberty Global.

Liberty Global’s tax assets, liabilities, benefits or expenses (tax attributes) generally are expected to be allocated to the Liberty Global Group and the LiLAC Group based on the tax attributes of the legal entities attributed to each of the groups. Nevertheless, to the extent that Liberty Global management concludes that the actions or results of one group give rise to changes in the tax attributes of the other group, the change in those tax attributes will generally be allocated to the group whose actions or results gave rise to such changes. Similarly, in cases where legal entities in one group join in a common tax filing with members of the other group, changes in the tax attributes of the group that includes the filing entity that are the result of the actions or financial results of one or more members of the other group are expected to be allocated to the group that does not include the filing entity. In addition, the allocation of any taxes and losses resulting from the ultimate tax treatment of Liberty Global tax attributes related to the issuance of the LiLAC Ordinary Shares are expected to be allocated in proportion to each group’s respective number of “liquidation units.” Liquidation units will be allocated to each Liberty Global Ordinary Share and each LiLAC Ordinary Share, respectively, in proportion to the relative market value of a Liberty Global Class C Ordinary Share and a LiLAC Class C Ordinary Share, respectively, based on their respective volume weighted average price over the 20 trading-day period commencing shortly after the commencement of ordinary-course (regular-way) trading of the LiLAC Ordinary Shares. Intercompany payables and receivables that are recorded in connection with the allocation of tax attributes from one group to another are expected to be non-interest bearing and are expected to be cash settled annually within 90 days following the filing of the relevant tax return.

Accounting Treatment

The Transaction, if completed, would not cause any accounting related adjustments. Following the Bonus Issue, we will disclose earnings per share information for each of the Liberty Global Group and the LiLAC Group based on the earnings attributable to each group and the weighted average shares (both outstanding and on a fully diluted basis) of each group.

Stock Exchange Listings

We have applied to list the LiLAC Class A Ordinary Shares, LiLAC Class B Ordinary Shares and LiLAC Class C Ordinary Shares on Nasdaq under the symbols “LILA,” “LILAB” and “LILAK,” respectively. The Liberty Global Class A Ordinary Shares, the Liberty Global Class B Ordinary Shares and the Liberty Global Class C Ordinary Shares will continue to trade on Nasdaq under the symbols “LBTYA,” “LBTYB” and “LBTYK,” respectively.

Share Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for all classes of our ordinary shares.

Issuance Mechanics and U.K. Stamp Duty

Upon issuance in the Transaction, it is anticipated that the LiLAC Ordinary Shares (other than LiLAC Ordinary Shares issued in respect of Liberty Global Ordinary Shares that are not held through the facilities of the Depository Trust Company as of the bonus issue record date) may initially be issued to one or more nominees for a non-EU issuer of depositary receipts and subsequently transferred to, and held through the facilities of, the Depository Trust Company. Any such depositary receipts would be cancelled in connection with the transfer of the shares to the Depository Trust Company or its nominee. A holder whose LiLAC Ordinary Shares are not held through the facilities of the Depository Trust Company as of the bonus issue record date, whether at the election of that holder or otherwise, should note that transfers of or agreements to transfer LiLAC Ordinary Shares which are not held through the facilities of the Depository Trust Company system will generally attract a charge to U.K. stamp duty and/or U.K. stamp duty reserve tax.

Recommendation of the Board of Directors

Liberty Global’s board of directors has unanimously approved the Transaction Proposals and believes that their adoption is in the best interests of Liberty Global and its shareholders, having considered the interests of the company’s stakeholders. Accordingly, the Liberty Global board unanimously recommends that the holders of Liberty Global Ordinary Shares vote in favor of each of the Transaction Proposals on which they are entitled to vote at the General Meeting and the applicable Class Meetings.

For the complete text of the resolutions comprising the Transaction Proposals, see Annexes A through D to this proxy statement/prospectus. Liberty Global’s board of directors unanimously recommends a vote “FOR” each of the relevant resolutions.

MATERIAL TAX CONSEQUENCES OF THE TRANSACTION

The discussion under the caption “— Material U.K. Tax Consequences” below addresses various U.K. income tax and corporation tax consequences with respect to the Transaction.

The discussion under the caption “— Material U.S. Federal Income Tax Consequences” below addresses the material U.S. federal income tax consequences with respect to the Transaction.

The discussion below is for general purposes only and is not a substitute for your own analysis of the tax consequences with respect to the Transaction. We urge you to consult your own tax advisor regarding the U.K., U.S. (federal, state and local) and other non-U.K. or U.S. tax considerations for these matters in light of your particular circumstances.

Material U.K. Tax Consequences

The following discussion, subject to the limitations set forth below, describes the material U.K. tax consequences relevant to the Transaction. The following paragraphs are intended as a general guide to current U.K. tax law and HMRC published practice applying as at the date of this document (both of which are subject to change at any time, possibly with retroactive effect) relating to the Transaction. They do not constitute legal or tax advice to any particular holder and do not purport to be a complete analysis of all U.K. tax considerations relating to the Transaction. They relate only to persons who are absolute beneficial owners of Liberty Global Ordinary Shares and, after the Transaction, will be absolute beneficial owners of Liberty Global Ordinary Shares and LiLAC Ordinary Shares. These paragraphs may not relate to certain classes of holders, such as persons who are connected with Liberty Global, insurance companies, charities, collective investment schemes, pension schemes, brokers or dealers in securities or persons who hold Liberty Global Ordinary Shares and/or LiLAC Ordinary Shares otherwise than as an investment, persons who have (or are deemed to have) acquired their Liberty Global Ordinary Shares and/or LiLAC Ordinary Shares by virtue of an office or employment or who are or have been officers or employees of Liberty Global or any of its affiliates and individuals who are subject to U.K. taxation on the remittance basis. These paragraphs do not describe all of the circumstances in which holders may benefit from an exemption or relief from U.K. taxation.

Holders of Liberty Global Ordinary Shares are urged to consult their own tax advisors as to the U.K. tax treatment of the Transaction and the ownership of LiLAC Ordinary Shares in light of their particular situation. In particular, non-U.K. resident or domiciled persons are advised to consider the potential impact of any relevant double tax agreements.

U.K. Tax Implications of the Transaction

It is a non-waivable condition to the completion of the Transaction that we receive the opinion of Shearman & Sterling (London) LLP, dated as of the date of the Transaction, to the effect that, under current U.K. income tax and corporation tax law and HMRC published practice:

•	the Transaction should be treated as a “reorganisation” within the meaning of Section 126 of the U.K. Taxation of Chargeable Gains Act 1992;

•	the LiLAC Ordinary Shares received in the Transaction should be treated as shares in Liberty Global for U.K. tax purposes;

•	no gain or loss should be recognized by Liberty Global (including its subsidiaries) as a result of the issuance of the LiLAC Ordinary Shares; and

•

holders of Liberty Global Ordinary Shares should not recognize any taxable income, gain or loss as a result of the issuance of the LiLAC Ordinary Shares (except, potentially, with respect to cash received in lieu of fractional LiLAC Ordinary Shares).

The opinion of Shearman & Sterling (London) LLP will be conditioned upon the accuracy of the statements, representations and covenants provided to counsel by Liberty Global, and assumptions upon which the opinion is based and will be subject to the conditions, limitations, and qualifications referenced in the opinion and in this discussion under the heading “— Material U.K. Tax Consequences.” If any of the statements, representations, covenants or assumptions is or becomes inaccurate or is not complied with, in all material respects, then the opinion (and the discussion below) may no longer be valid and the U.K. tax consequences of the Transaction could differ from those described below and in the opinion, and there could be adverse tax consequences for Liberty Global (or certain of its subsidiaries) and its shareholders. The discussion below assumes that the opinion of Shearman & Sterling (London) LLP is delivered to us on the date of the Transaction, as described above, and that the treatment of the Transaction is respected. Opinions of counsel are not binding on HMRC or a court. We are not aware of any other English company that has issued shares intended to track the performance of a particular business or group of businesses within the overall company, giving rise to a lack of directly applicable precedent in relation to U.K. tax. There can be no assurance, therefore, that HMRC will not take a contrary position to the conclusions expressed in such opinion or that a court will not agree with a contrary position of HMRC in the event of litigation.

Chargeable Gains

For the purposes of U.K. capital gains tax and corporation tax on chargeable gains (CGT), the issue of LiLAC Ordinary Shares of a certain class to a holder of Liberty Global Ordinary Shares in respect of, and in proportion to, such holder’s Liberty Global Ordinary Shares of the equivalent class pursuant to the Transaction should constitute a “reorganisation” of Liberty Global’s share capital. On that basis, a holder of Liberty Global Ordinary Shares should not be treated as making a disposal of any part of the existing holding of Liberty Global Ordinary Shares of the relevant class by reason of receiving LiLAC Ordinary Shares of the equivalent class pursuant to the Transaction and, therefore, no liability to CGT should arise in respect of the issue of LiLAC Ordinary Shares pursuant to the Transaction. For the purposes of CGT, a holder’s Liberty Global Ordinary Shares and LiLAC Ordinary Shares will be treated as the same asset, acquired at the time such holder acquired their Liberty Global Ordinary Shares. As a result of the Transaction, the original base cost that a holder of Liberty Global Ordinary Shares of a certain class has in such Liberty Global Ordinary Shares will be apportioned between such Liberty Global Ordinary Shares and the LiLAC Ordinary Shares of the equivalent class that such holder receives pursuant to the Transaction by reference to their respective market values on the day on which the LiLAC Ordinary Shares are admitted to trading on Nasdaq.

The proceeds on the sale, on behalf of holders of Liberty Global Ordinary Shares, of fractional entitlements to LiLAC Ordinary Shares of a certain class pursuant to the Transaction will be treated as a capital distribution to such holder by Liberty Global, in which case such holder will be treated as disposing of a part of such holder’s Liberty Global Ordinary Shares of the equivalent class and such holder may, depending on the particular circumstances, incur a liability to CGT. However, if the proceeds are “small” as compared with the market value (at the date of the sale of the fractional entitlement to the LiLAC Ordinary Shares) of the relevant holding of Liberty Global Ordinary Shares, the holder should not generally be treated as making a disposal for the purposes of CGT. The proceeds will instead reduce the base cost of the relevant holding of Liberty Global Ordinary Shares used to compute any chargeable gain or allowable loss on a subsequent disposal. This treatment will not apply where such proceeds are greater than the base cost of the relevant holding of Liberty Global Ordinary Shares.

The current practice of HMRC is generally to treat proceeds as “small” where either (i) the proceeds do not exceed five percent of the market value (at the date of the sale of the fractional entitlement to the LiLAC Ordinary Shares) of the relevant holding of Liberty Global Ordinary Shares or (ii) the amount of the proceeds is £3,000 or less, regardless of whether the five percent test is satisfied.

You should be aware that the Voting Rights Proposal is not conditional on the Transaction Proposals. In the event that the Voting Rights Proposal is approved by our shareholders, and the Transaction Proposals are not so approved and implemented, a holder of Liberty Global Ordinary Shares should not be treated as making a disposal of any part of the existing holding of Liberty Global Ordinary Shares and, therefore, no liability to CGT should arise by reason thereof.

Tax on Income

The issue of LiLAC Ordinary Shares to a holder in respect of that holder’s Liberty Global Ordinary Shares pursuant to the Transaction should not be treated as giving rise to a distribution for U.K. tax purposes which would be chargeable to U.K. income tax or corporation tax on income. This is on the basis (which Liberty Global expects to be the case) that, at the time of the issue of LiLAC Ordinary Shares, Liberty Global has and applies sufficient share premium, representing new consideration for prior share issues, to pay up the nominal value of the LiLAC Ordinary Shares so issued and which has not been taken into account so as to enable a distribution to be treated as a repayment of share capital.

Status of LiLAC Ordinary Shares

The LiLAC Ordinary Shares received in the Transaction should be treated as shares in Liberty Global for U.K. tax purposes.

Stamp Duty and Stamp Duty Reserve Tax

We anticipate that holders of Liberty Global Ordinary Shares should not incur any charge to U.K. stamp duty or U.K. stamp duty reserve tax on the issue of the LiLAC Ordinary Shares pursuant to the Transaction.

You should be aware that certain features of the LiLAC Ordinary Shares provide for the conversion of such shares or the distribution of cash or other property in respect of such shares in the future. These transactions may or may not have U.K. tax consequences to you depending on the type of transaction, your particular situation and applicable U.K. tax law at the time of the transaction. The opinion of Shearman & Sterling (London) LLP will be dated as of the date of the Transaction and will be based on the terms of the LiLAC Ordinary Shares and the Liberty Global Shares at such time and will not reflect or take into account any factual matters, transactions or other developments that could potentially arise subsequent to that date. Holders of Liberty Global Ordinary Shares are urged to consult their own tax advisors regarding the U.K. tax consequences of the ownership of the LiLAC Ordinary Shares, including in light of their particular situation and the potential tax consequences of any future transactions in respect of or relating to the LiLAC Ordinary Shares or other  shares of Liberty Global.

Material U.S. Federal Income Tax Consequences

The following discussion, subject to the limitations set forth below, describes the material U.S. federal income tax consequences relevant to the Transaction. This discussion constitutes the opinion of Shearman & Sterling LLP, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of Shearman & Sterling LLP is conditioned upon the accuracy of the statements, representations, covenants, and assumptions upon which the opinion is based and is subject to the conditions, limitations and qualifications referenced below and in the opinion. Opinions of counsel are not binding on the IRS or a court. The IRS has announced that it will not issue private letter rulings on the U.S. federal income tax characterization of stock with certain features that are similar to the LiLAC Ordinary Shares and Liberty Global will not request a private letter ruling from the IRS in respect of the Transaction. There can be no assurance, therefore, that the IRS will not take a contrary position to the conclusions expressed in such opinion or that a court will not agree with a contrary position of the IRS in the event of litigation.

This discussion is based upon the Code, Treasury Regulations promulgated thereunder (the Treasury Regulations), judicial and administrative interpretations thereof and the Convention Between the United States of America and the United Kingdom for the Avoidance of Double Taxation with respect to Taxes on Income (the

U.S.-U.K. Tax Treaty), each as of the date of this proxy statement/prospectus, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. In particular, changes in the Code or applicable Treasury Regulations could adversely affect the U.S. federal income tax treatment of shares with certain features that are similar to the LiLAC Ordinary Shares. Any future legislation, Treasury Regulation or other guidance could be enacted or promulgated so as to apply retroactively to the Transaction. Any such changes could materially affect the continuing validity of this discussion.

This discussion addresses only shareholders who hold their Liberty Global Ordinary Shares as capital assets and will, after the Transaction, hold Liberty Global Ordinary Shares and LiLAC Ordinary Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any aspects of U.S. taxation other than U.S. federal income taxation, is not a complete analysis or listing of all potential tax consequences with respect to the Transaction and does not address all potential tax consequences that may be relevant to Liberty Global shareholders in light of their particular circumstances. Further, this discussion does not address holders of Liberty Global Ordinary Shares who are subject to special treatment under U.S. federal income tax laws, such as:

•	tax-exempt organizations;

•	banks, financial institutions and insurance companies;

•	regulated investment companies;

•	dealers in stocks and securities;

•	traders or investors in Liberty Global Ordinary Shares who elect the mark-to-market method of accounting for such shares;

•	persons who received Liberty Global Ordinary Shares from the exercise of employee share options or otherwise as compensation;

•	persons who hold Liberty Global Ordinary Shares in a tax-qualified retirement plan, individual retirement account or other qualified savings account;

•	shareholders who hold their shares as part of a hedge, straddle or a constructive sale or conversion transaction or other risk reduction or integrated investment transaction;

•	certain U.S. expatriates;

•	entities taxable as a partnership for U.S. federal income tax purposes and owners thereof; and

•	individuals who are not citizens or residents of the United States, foreign corporations and other foreign entities.

This discussion also does not address the effect of any U.S. state or local or foreign tax laws that may apply or the application of the U.S. federal estate and gift tax or the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences of the Transaction to current holders of options, warrants or rights to acquire shares of our stock.

Holders of Liberty Global Ordinary Shares are urged to consult their own tax advisors as to the U.S. federal income tax treatment of the Transaction and the ownership of LiLAC Ordinary Shares in light of their particular situation, as well as the applicability of any U.S. federal estate and gift, U.S. state or local or foreign tax laws to which you may be subject.

U.S. Federal Income Tax Implications of the Transaction

It is a non-waivable condition to the completion of the Transaction that we receive the opinion of Shearman & Sterling LLP, dated as of the date of the Transaction, to the effect that, under current U.S. federal income tax law:

•	the Transaction should be treated as a reorganization within the meaning of Section 368(a) of the Code;

•	the LiLAC Ordinary Shares received in the Transaction should be treated as stock of Liberty Global for U.S. federal income tax purposes;

•	no gain or loss should be recognized by Liberty Global (including its subsidiaries) as a result of the issuance of the LiLAC Ordinary Shares;

•

holders of Liberty Global Ordinary Shares should not recognize any taxable income, gain or loss as a result of the issuance of the LiLAC Ordinary Shares (except with respect to cash received in lieu of fractional LiLAC Ordinary Shares); and

•	the LiLAC Ordinary Shares should not constitute “Section 306 stock” within the meaning of Section 306(c) of the Code.

The opinion of Shearman & Sterling LLP will be conditioned upon the accuracy of the statements, representations and covenants provided to counsel by Liberty Global, and assumptions upon which the opinion is based and will be subject to the conditions, limitations, and qualifications referenced in the opinion and in this discussion under the heading “— Material U.S. Federal Income Tax Consequences.” If any of the statements, representations, covenants or assumptions is or becomes inaccurate or is not complied with, in all material respects, or the rights with respect to the LiLAC Ordinary Shares are varied in the future by Liberty Global in a manner that is inconsistent with their intended U.S. federal income tax treatment as stock of Liberty Global, then the opinion (and the discussion below) may no longer be valid and the U.S. federal income tax consequences of the Transaction ultimately could differ from those described below and in the opinion, and there could be adverse tax consequences for Liberty Global (or certain of its subsidiaries) and its shareholders. Please see the discussion below under the heading “— No IRS Ruling Will Be Requested” for further information.

Assuming that the opinion of Shearman & Sterling LLP is delivered to us on the date of the Transaction, as described above, and that the treatment of the Transaction is respected, then for holders of Liberty Global Ordinary Shares:

•

your aggregate tax basis in your Liberty Global Ordinary Shares immediately following the Transaction will equal a portion of your aggregate tax basis in your Liberty Global Ordinary Shares immediately prior to the Transaction based on the relative fair market values of your Liberty Global Ordinary Shares and LiLAC Ordinary Shares immediately following the Transaction;

•

your aggregate tax basis in your LiLAC Ordinary Shares, including any fractional shares deemed received, will equal a portion of your aggregate tax basis in your Liberty Global Ordinary Shares immediately prior to the Transaction based on the relative fair market values of your Liberty Global Ordinary Shares and LiLAC Ordinary Shares immediately following the Transaction;

•

the holding period of your Liberty Global Ordinary Shares and LiLAC Ordinary Shares will include the holding period of the Liberty Global Ordinary Shares held by you immediately prior to the Transaction; and

•	no gain or loss will be recognized by us (including any of our subsidiaries) in respect of the issuance of the LiLAC Ordinary Shares.

If you have acquired different blocks of their Liberty Global Ordinary Shares at different times or at different prices, you should consult their tax advisors regarding the allocation of your aggregate tax basis among, and your holding period of, Liberty Global Ordinary Shares and LiLAC Ordinary Shares held immediately after the Transaction.

If you receive any cash in lieu of fractional LiLAC Ordinary Shares, you generally will recognize gain or loss for U.S. federal income tax purposes, measured by the difference between the amount of cash received for such fractional shares and your tax basis in such fractional shares (determined as described above), which gain or loss will be capital gain or loss.

You should be aware that the Voting Rights Proposal is not conditional on the Transaction Proposals. In the event that the Voting Rights Proposal is approved by our shareholders and implemented, and the Transaction Proposals are not so approved and implemented, holders of Liberty Global Ordinary Shares should not recognize any gain or loss for U.S. federal income tax purposes by reason thereof.

No IRS Ruling Will Be Requested

We have not sought any private letter ruling from the IRS, and do not intend to seek any private letter ruling, relating to the Transaction. The IRS has announced that it will not issue private letter rulings on the U.S. federal income tax characterization of shares with certain features that are similar to the LiLAC Ordinary Shares. In addition, there are no Code provisions, Treasury Regulations, court decisions, or published rulings of the IRS directly addressing the U.S. federal income tax characterization of shares with certain features that are similar to the LiLAC Ordinary Shares. Thus, the U.S. federal income tax treatment of the Transaction is not entirely certain and it is possible that the IRS could successfully assert that the Transaction could result in material adverse U.S. federal income tax consequences to you and/or us (including certain of our subsidiaries).

If the LiLAC Ordinary Shares represent property other than stock of Liberty Global for U.S. federal income tax purposes, the receipt of LiLAC Ordinary Shares by you in the Transaction may be treated as a fully taxable dividend up to an amount equal to the fair market value of such shares. Furthermore, certain Liberty Global U.S. subsidiaries could recognize significant taxable income as a result of the Transaction due to deemed transfers with respect to the assets of the LiLAC Group.

Pursuant to the management and allocation policies described under “The Transaction Proposals — Management and Allocation Policies,” the cash for the payment of any taxes imposed on the Liberty Global U.S. subsidiaries generally would be drawn proportionately from funds attributed to the Liberty Global Group and the LiLAC Group based upon the relative market capitalization of the Liberty Global Ordinary Shares and LiLAC Ordinary Shares (in each case determined based upon the volume weighted average price for the Liberty Global Class A Ordinary Shares and the LiLAC Class A Ordinary Shares, as applicable, over the first three trading days following the commencement of ordinary-course (regular-way) trading of the LiLAC Ordinary Shares after the Transaction, multiplied by the number of outstanding Liberty Global Ordinary Shares or LiLAC Ordinary Shares, as applicable).

In addition to the foregoing, there is a risk that the IRS could successfully assert that the LiLAC Ordinary Shares are “Section 306 stock,” within the meaning of Section 306(c) of the Code. Shares will be treated as Section 306 stock if, among other requirements, the shares are not “not common stock” within the meaning of Section 306(c)(1)(B) of the Code. The IRS has publicly ruled that shares are other than common stock, for this purpose, if the shares do not participate in corporate growth of the issuing corporation to any significant extent. There are no Code provisions, Treasury Regulations, court decisions or published rulings of the IRS directly addressing whether shares with certain features that are similar to the LiLAC Ordinary Shares would constitute Section 306 stock.

In general, if the LiLAC Ordinary Shares constitute Section 306 stock, then, except as provided below with respect to dispositions that completely terminate your interest in us, the amount realized by you (without reduction for your tax basis in such shares) on a subsequent taxable disposition of such shares:

•	that is a redemption would be dividend income to the extent of Liberty Global’s available earnings and profits (as determined for U.S. federal income tax purposes); or

•

that is other than a redemption would be ordinary income to the extent that your earlier deemed receipt or receipt in the Transaction would have been treated as a dividend if Liberty Global had distributed cash in lieu of such shares in the Transaction.

Any excess of the amount realized from a subsequent taxable disposition over (i) the amount treated as ordinary income or dividend income plus (ii) the tax basis of the stock will be treated as capital gain. Except as provided below, no loss may be recognized on the disposition of Section 306 stock.

Under current U.S. federal income tax law, non-corporate holders that satisfy certain holding period and other requirements will be subject to tax on the above dividend income and ordinary income at the same rates that apply to long-term capital gains.

No amount realized on the disposition of Section 306 stock generally will be treated as ordinary income or dividend income if the disposition completely terminates your entire actual and constructive share ownership interest (as defined in the Code) in Liberty Global. Moreover, the limitation on the recognition of loss, if any, generally will not apply in the case of such a complete termination.

You should also be aware that the U.S.-U.K. Tax Treaty contains a provision that denies certain treaty benefits to a U.K. resident company if (i) the U.K. resident company has a class of shares outstanding that entitles holders to a disproportionately larger portion of the U.K. resident company’s income, profit or gain derived from the United States, and (ii) 50% or more of the U.K. resident company’s shares (by vote and value) are held by persons not entitled to benefits under the U.S.-U.K. Tax Treaty or equivalent benefits under certain other income tax treaties. If applicable, treaty benefits generally would be denied to the U.K. resident company based on the excess portion of the U.S. income, profit or gain for which the holders of such class of shares are entitled. In general, substantially all of Liberty Global’s non-U.S. operations (including the LiLAC Group operations) are held through U.S. subsidiaries. Liberty Global, however, does not have significant income, profit or gain from U.S. operations. Thus, Liberty Global should not be viewed as having significant income, profit or gain derived from the United States for purposes of this provision of the U.S.-U.K. Tax Treaty.

Passive Foreign Investment Company Status

U.S. holders of Liberty Global Ordinary Shares and LiLAC Ordinary Shares could have adverse U.S. federal income tax consequences if, at any relevant time, Liberty Global was “a passive foreign investment company” or “PFIC” for U.S. federal income tax purposes.

For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC for any taxable year if either (i) 75% or more of its gross income is “passive income” (as defined for such purposes) or (ii) the average percentage of assets held by such corporation which produce passive income or which are held for the production of passive income is at least 50%. For purposes of applying the tests in the preceding sentence, the foreign corporation is deemed to own its proportionate share of the assets, and to receive directly its proportionate share of the income, of any other corporation of which the foreign corporation owns, directly or indirectly, at least 25% (by value) of the stock. In addition, a “start-up” exception provides that a newly-formed foreign corporation will not be treated as a PFIC even if it meets the passive income and asset tests described above for its first taxable year so long as, in general, the foreign corporation is not expected to and actually does not meet such tests for any of the following two taxable years.

In connection with the transactions pursuant to which Liberty Global became the publicly-held parent company of the successors by merger of Liberty Global, Inc. and Virgin Media Inc., Liberty Global may have had significant passive income. Liberty Global believes, however, that it should not be a PFIC, including taking into account the start-up exception. The tests for determining PFIC status are applied annually and it is difficult to accurately predict future income and assets relevant to this determination. Accordingly, Liberty Global cannot assure U.S. holders that Liberty Global is not or will not become a PFIC. If Liberty Global should determine that it is a PFIC, it will attempt to notify U.S. holders, although there can be no assurance that it will be able to do so in a timely and complete manner. If Liberty Global was to be treated as a PFIC, then, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to Liberty Global Ordinary Shares, gain realized on any sale or other disposition of any such shares and certain distributions with respect to any such shares could be subject to additional U.S. federal income taxes, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. In addition, dividends that a U.S. holder receives from Liberty Global would not be eligible for the reduced U.S. federal income tax rates applicable to certain dividends received from qualified foreign corporations if Liberty Global is treated as a PFIC with respect to such U.S. holder, either in the taxable year of the dividend or the preceding taxable year, but instead would be subject to U.S. federal income tax rates applicable to ordinary income.

You should be aware that certain features of the LiLAC Ordinary Shares provide for the conversion of such shares or the distribution of cash or other property in respect of such shares in the future. These transactions may or may not have U.S. federal income tax consequences to you depending on the type of transaction, your particular situation and applicable U.S. federal income tax law at the time of the transaction. You should also be aware that, as described in this proxy statement/prospectus, the Articles provide Liberty Global with the ability under certain circumstances to modify the terms of the LiLAC Ordinary Shares and/or issue additional shares that may modify or otherwise affect the terms of the LiLAC Ordinary Shares. In the event that any such changes or additional share issuances vary the rights of the LiLAC Ordinary Shares in the future in a manner that is inconsistent with their intended U.S. federal income tax treatment as stock of Liberty Global, the U.S. federal income tax consequences of the Transaction ultimately could be different from those described above and in the opinion, and there could be adverse tax consequences for Liberty Global (or certain of its subsidiaries) and its shareholders. The opinion of Shearman & Sterling will be dated as of the date of the Transaction and will be based on the terms of the LiLAC Ordinary Shares and the Liberty Global Shares at such time and will not reflect or take into account any factual matters, transactions or other developments that could potentially arise subsequent to that date. Holders of Liberty Global Ordinary Shares are urged to consult their own tax advisors regarding the U.S. federal income tax and other tax consequences of the ownership of the LiLAC Ordinary Shares, including in light of their particular situation and the potential tax consequences of any future transactions in respect of or relating to LiLAC Ordinary Shares or other shares of Liberty Global.

Information Reporting and Backup Withholding

U.S. holders that own at least 5% (by vote or value) of the Liberty Global Ordinary Shares immediately prior to the Transaction will be required to file with the IRS certain information statements that apply to reorganizations under Section 368(a) of the Code. Holders should consult their own tax advisors about the information reporting requirements that could be applicable to the Transaction and any potential penalties associated with a failure to satisfy such requirements.

In general, information reporting to the IRS and backup withholding may apply to your receipt of any cash in lieu of fractional LiLAC Ordinary Shares. Backup withholding (currently at a rate of 28%) may apply to “reportable payments” if you fail to provide a correct taxpayer identification number (TIN) and certain other information, fail to provide a certification of exempt status or fail to report your full dividend and interest income. Backup withholding is not an additional tax; any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. In addition, the IRS may impose a penalty upon any taxpayer that fails to provide the correct TIN.

THE VOTING RIGHTS PROPOSAL

Pursuant to the Voting Rights Proposal, we are seeking the approval of an amendment to the provisions in our articles of association governing the variation of rights attached to classes of our shares, both by vote of the Liberty Global Class A and Class B Ordinary Shares, voting together as a single class at the General Meeting on the Voting Rights Amendment Proposal, and by separate class votes at each of the Class Meetings on the Class Voting Rights Proposals.

According to Article 18 of our current articles (renumbered as Article 19 in our new articles if the Transaction is implemented), rights attached to a class of our shares may only be varied: (a) in such manner (if any) as may be provided by those rights; (b) with the written consent of the holders of three-quarters in nominal amount of the issued shares of that class; or (c) by a special resolution passed at a separate meeting of the holders of that class. In addition, under English law, unless the articles provide otherwise, even if the rights of different classes of shares are varied in substantially the same manner, each affected class of shares votes separately on such a variation.

The Voting Rights Proposal, if approved, would amend Article 18 (renumbered as Article 19 in our new articles if the Transaction is implemented) such that if the rights attached to more than one class of our shares are, in the good faith opinion of three quarters of our board of directors (which shall be final and binding on all shareholders) varied in the same, or substantially the same, manner, such shares will together comprise a single class for purposes of the special resolution required for the variation of their rights. The Voting Rights Proposal would also revise Article 70 (renumbered as Article 71 in our new articles if the Transaction is implemented) to provide that when voting together as a single class in this manner, each affected class will have the same number of votes per share that it would have in a general meeting of the company, except that if the affected classes comprise only shares that have no voting rights in a general meeting, they will have one vote per share.

If the Voting Rights Proposal is approved, with respect to any matter that varies the rights attached to several classes of our shares in substantially the same manner, holders of any one of the affected classes will no longer be entitled to vote on the variation of their rights separately from the other affected class or classes. This could mean that with respect to any variation of their rights holders of one or more of the affected classes could be outvoted by holders of the other affected class or classes. Some of the affected classes may have a greater number of votes per share than the other affected classes. If a matter varies the rights attached to any of our Class C Ordinary Shares in substantially the same manner as the rights attached to any other class or classes of our shares and Class C ordinary shares therefore vote together with the other affected class or classes, holders of Class C ordinary shares will always be outvoted by holders of the other affected class or classes because Class C Ordinary Shares have no voting rights in a general meeting of the company. If we create LiLAC Ordinary Shares pursuant to the Transaction and the Voting Rights Proposal is approved, on a matter that varies the rights attached to LiLAC Ordinary Shares in substantially the same manner as rights attached to Liberty Global Ordinary Shares, holders of LiLAC Ordinary Shares and Liberty Global Ordinary Shares would vote together as one class. Given the greater number of Liberty Global Ordinary Shares, holders of Liberty Global Ordinary Shares would generally outvote holders of LiLAC Ordinary Shares on such a matter.

We believe that, as modified by the proposed amendment, the provisions in our articles on voting would more closely resemble the voting rules that applied to our Series A, Series B and Series C common stock prior to our combination with Virgin Media in 2013. In addition, the modified provisions would allow our board of directors to implement changes to our articles that it concludes are in the best interests of the company and our shareholders without undergoing the cost, expense and risk of seeking the separate approval of each of our classes if the rights attached to our shares are varied in substantially the same manner for all classes. For example, if the Voting Rights Proposal is approved, we may be able to create a new class of tracking shares in the future without separate approvals of each class of our shares, assuming the tracking shares vary the rights attached to our other shares in substantially the same manner for all classes.

Attached to this proxy statement/prospectus as Annex I is the full text of the relevant provisions of our articles as they would be modified by the proposed amendment. The general description above is qualified in its entirety by reference to the full text of the amendment in Annex I to this proxy statement/prospectus. If the Voting Rights Proposal receives all requisite approvals, the proposed amendment will become effective as soon as the last one of these approvals has been received.

Recommendation of the Board of Directors

Liberty Global’s board of directors has unanimously approved the Voting Rights Proposal and believes that its adoption is in the best interests of Liberty Global and its shareholders, having considered the interests of the company’s stakeholders. Accordingly, the Liberty Global board unanimously recommends that the holders of Liberty Global Ordinary Shares vote in favor of each of the resolutions comprising the Voting Rights Proposal on which they are entitled to vote at the General Meeting and the applicable Class Meetings.

For the full text of the resolutions comprising the Voting Rights Proposal, see Annexes A through D to this proxy statement/prospectus. Liberty Global’s board of directors unanimously recommends a vote “FOR” the approval of each of the relevant resolutions.

THE SECURITIES PURCHASE PROPOSALS

Approval of Buy-Back Agreement

Under the Companies Act, we, like other U.K. companies, are prohibited from purchasing our outstanding ordinary shares unless such purchase has been approved by a resolution of our shareholders. Shareholders may approve two different types of such share purchases: “on-market” purchases or “off-market” purchases. “On-market” purchases may only be made on a “recognized investment exchange,” as defined in section 693(5) of the Companies Act. This U.K. statutory definition does not include Nasdaq, which is the only exchange on which our shares are traded. As such, we may only conduct “off-market” purchases pursuant to a form of share repurchase contract which has been approved by our shareholders. Shareholder authorization for share purchases may only be for a maximum period of up to five years.

We are seeking approval of the Master Put/Call Agreement to be entered into with Goldman Sachs & Co. (the Share Buy-Back Agreement Proposal) through which some of our “off-market” share repurchases may be conducted. We are seeking approval to enter into a new agreement with Goldman Sachs & Co., which will apply for five years. The proposed Master Put/Call Agreement is substantially similar to the Master Put/Call Agreements that we currently have in place with several other investment banks. The Master Put/Call Agreement grants to Goldman Sachs & Co. the option to require the Company to purchase, and grants to the Company the option to require Goldman Sachs & Co. to sell, shares of the Company owned by Goldman Sachs & Co. in consideration of the payment by the Company to Goldman Sachs & Co. of an amount in cash which may include a premium over the price paid by Goldman Sachs & Co. for such shares. The Master Put/Call Agreement permits for multiple exercises of the options granted pursuant to it.

Under the Companies Act, any shares owned by the counterparty to the Buy-Back Agreement being voted upon cannot be counted towards determining whether or not the resolution approving the Buy-Back Agreement has been passed.

Approval of the forms of contract and counterparties is not an approval of the share repurchase program or the amount or timing of any repurchase activity. Liberty Global will continue to repurchase shares at its discretion in accordance with its previously disclosed Master Put/Call Agreements. There can be no assurance as to whether the Liberty Global will repurchase any of its shares or as to the amount of any such repurchases.

If the Master Put/Call Agreement with Goldman Sachs & Co. is not approved, we will continue to repurchase shares under our currently approved forms of contracts with other existing counterparties.

The Master Put/Call Agreement will be made available for inspection by our shareholders at the General Meeting.

Purchases of Securities from Directors

Section 190 of the Companies Act requires shareholder approval of, among other things, any arrangement under which we are to acquire (directly or indirectly) a substantial non-cash asset with a value exceeding £100,000, including the purchase of our ordinary shares or other securities of our company or any other company, from any of our directors, or a person “connected” with such a director, as defined in Section 252 of the Companies Act.

We are seeking authorization in respect of any arrangement under which Liberty Global, or any of its subsidiaries, purchases securities, directly or indirectly, from any of its directors (the Director Securities Purchase Proposal). Liberty Global could desire to purchase securities from its directors under various circumstances, including termination of directorship or employment, a repurchase in connection with a transaction our company seeks to enter into, tax, financial or estate planning for the director or other situations. Our directors presently include our CEO, and some of our directors have substantial share holdings. Reasons could arise for us to act with expediency, given the nature of our international businesses and our financing and M&A activity. As of the date of this proxy statement/prospectus, we have no arrangements, understandings or commitments to purchase any of our or our subsidiaries’ securities from any director of Liberty Global or any person connected (as determined by the Companies Act) with any such director.

The terms of any such arrangements we may enter into with our directors (including securities transactions), and the consideration therefore, would be determined based on then current market conditions or as negotiated between a director and our company and approved by the disinterested directors of the board. The disinterested directors may seek the advice of a financial advisor and counsel in assessing any proposed transaction.

For the complete text of the resolutions comprising the Securities Purchase Proposals, see the Notice of General Meeting attached as Annex  A to this proxy statement/prospectus.

Recommendation of the Board of Directors

Liberty Global’s board of directors has unanimously approved the Securities Purchase Proposals and believes that their adoption is in the best interests of Liberty Global and its shareholders, having considered the interests of the company’s stakeholders. Accordingly, the Liberty Global board unanimously recommends that the holders of Liberty Global Class A and Class B Ordinary Shares vote in favor of each of the Securities Purchase Proposals on which they are entitled to vote at the General Meeting.

For the full text of the resolutions comprising the Securities Purchase Proposals, see Annex A to this proxy statement/prospectus. Liberty Global’s board of directors unanimously recommends a vote “FOR” the approval of each of the relevant resolutions.

THE VIRGIN MEDIA SHARESAVE PROPOSAL

On December 13, 2013, our board of directors approved the Liberty Global 2014 Incentive Plan (the 2014 Plan). Our shareholders approved the 2014 Plan and it became effective on March 1, 2014. The 2014 Plan provides for the grant of options, share appreciation rights, restricted shares, restricted share units, performance awards, cash awards or any combination of the foregoing, to eligible employees and independent contractors. The 2014 Plan also provides for the adoption of sub-plans under the 2014 Plan.

On July 28, 2014, the compensation committee of our board of directors approved the adoption of the Virgin Media Inc. 2014 Sharesave by Virgin Media Inc. (Virgin Media Sharesave) as a sub-plan to the 2014 Plan. The Virgin Media Sharesave provides U.K. resident employees of Liberty Global’s subsidiary Virgin Media Inc. and participating companies in the Virgin Media group (collectively, Virgin Media) with the opportunity to participate in a Save As You Earn (SAYE) option scheme by applying for options to purchase Liberty Global Class C Ordinary Shares with accumulated payroll deductions out of net pay held in an approved savings account. It is intended that the Virgin Media Sharesave will comply with and will be operated within the requirements of Schedule 3 to the U.K. Income Tax (Earnings & Pensions) Act 2003 (Schedule 3) so that the Virgin Media Sharesave qualifies as a Schedule 3 SAYE option scheme under the legislation. The Virgin Media Sharesave is comparable to an employee stock purchase plan or ESPP offered to employees by companies in the U.S.

In connection with the adoption of the Virgin Media Sharesave, the compensation committee of our board of directors recommended that the 2014 Plan be amended to permit the grant of options under the Virgin Media Sharesave with an exercise price per Liberty Global Class C Ordinary Share of not less than 80% of the fair market value per Liberty Global Class C Ordinary Share on the date of grant of such option. Currently options under the 2014 Plan may only be granted over Liberty Global Class C Ordinary Shares with an exercise price per Liberty Global Class C Ordinary Share of no less than the fair market value of Liberty Global Class C Ordinary Shares as of the date of grant. The purpose of the amendment to the 2014 Plan is to allow for the grant of options to acquire Liberty Global Class C Ordinary Shares to U.K. resident employees of Virgin Media with a discounted exercise price under the Virgin Media Sharesave. The amendment will not apply to other equity grants under the 2014 Plan.

We are requesting that our shareholders approve the amendment to the 2014 Plan at the General Meeting as part of our commitment to encourage our employees to have an interest in Liberty Global. We believe that providing U.K. resident Virgin Media employees with an opportunity to purchase Liberty Global Class C Ordinary Shares at a discount in a tax efficient manner through the Virgin Media Sharesave is in the best interests of our shareholders as it will encourage ownership of Liberty Global Class C Ordinary Shares by Virgin Media employees. We believe that share ownership enhances our ability to attract and retain highly qualified people capable of assuring Virgin Media’s growth, profitability and long-term success, which will also benefit Liberty Global.

A summary of the Virgin Media Sharesave is provided below.

Purpose

The purpose of the Virgin Media Sharesave is to provide U.K. resident Virgin Media employees a benefit in the form of options to acquire Liberty Global Class C Ordinary Shares. Virgin Media operated a similar tax favored SAYE plan for its U.K. resident employees before its acquisition by Liberty Global in 2013. Subject to shareholder approval of the amendment to the 2014 Plan at the special meeting, when the Virgin Media Sharesave is operated, eligible employees will be invited to apply for options to acquire Liberty Global Class C Ordinary Shares with an exercise price of not less than 80% of the fair market value of a Liberty Global Class C Ordinary Share on the date of grant.

Eligible Employees

All U.K. resident employees of Virgin Media participating group companies who have been continuously employed for a minimum period of not more than five years, as determined by the board of directors of Virgin Media Inc. or a duly authorized committee of the board of directors of Virgin Media Inc. (Virgin Media Board), will be eligible to participate in the Virgin Media Sharesave. Over one third of the total number of Liberty Global’s worldwide employees are U.K. resident Virgin Media employees (approximately 13,600 employees as of September 30, 2014).

Shares Available for Issuance

The aggregate number of Liberty Global Class C Ordinary Shares that may be subject to future grants under the Virgin Media Sharesave is subject to the limits set out in Section 4.1 of the 2014 Plan. A maximum of 500,000 Liberty Global Class C Ordinary Shares have been allocated for the first Virgin Media Sharesave offer (which is expected to be in early 2015). To the extent that options are outstanding under the Virgin Media Sharesave, the number of ordinary shares over which awards can be granted under the 2014 Plan will be reduced accordingly.

Under the terms of the Virgin Media Sharesave, participants enter into an HMRC-approved savings contract under which they agree to make monthly savings deducted from their net salary over a period of three or five years (savings contracts must be for either 36 or 60 monthly contributions under the relevant legislation). Savings are held in pounds sterling. These sums are held in special savings accounts which are operated by an independent savings carrier. A tax-free bonus may be paid on maturity of the savings contract. A participant’s option can only be exercised to the extent possible using an amount equal to the proceeds of the related savings contract plus any tax-free bonus. Under current U.K. legislation, savings must be at least £5 per month and cannot exceed £500 per month. Within these statutory limits the Virgin Media Board can specify different maximum and minimum limits.

Administration

The Virgin Media Sharesave will be administered by the Virgin Media Board. If the Virgin Media Board decides to offer options at any time to eligible employees under the Virgin Media Sharesave, the Virgin Media Board must first obtain consent from our board of directors or a duly authorized committee of our board of directors. An independent savings carrier will assist in administering the Virgin Media Sharesave.

Terms of Sharesave Options

Exercise Price

The exercise price per Liberty Global Class C Ordinary Share will be set in pounds sterling by the Virgin Media Board and cannot be less than 80% of the fair market value of a Liberty Global Class C Ordinary Share on the date of grant. The fair market value per Liberty Global Class C Ordinary Share will be determined by the Virgin Media Board and will be equal to the closing price of a Liberty Global Class C Ordinary Share in U.S. dollars as reported by Nasdaq on the date of grant. This will be converted at the same time into an exercise price for the option in pounds sterling using the Wall Street Journal’s closing exchange rate on the date of grant.

Payment of Exercise Price

A sharesave option may only be exercised using an amount equal to the proceeds of the participant’s savings contract which is the total of his or her savings, plus any tax-free bonus due under the terms of the savings contract on maturity of the savings contract.

The number of Liberty Global Class C Ordinary Shares subject to an option will be such that the total amount payable on exercise will be equal to the proceeds on maturity of the related savings contract.

Exercise and Lapse of Options

Sharesave options must normally be exercised within the period of six months following maturity of an optionholder’s savings contract, which will usually be three or five years from the date of entering into the savings contract. Liberty Global Class C Ordinary Shares subject to Sharesave options will only be issued once a participant has elected to exercise his or her option and submitted a valid exercise notice. If the participant does not want to exercise his or her option, he or she can instead take his or her savings and any tax-free bonus and allow his or her option to lapse.

Termination of Employment

Sharesave options will be treated as follows on termination of a participant’s employment:

•

Termination because of death, injury, disability, redundancy, retirement or, where appropriate, the business or the company by which the participant is employed, is transferred out of the Liberty Global Group: a participant may exercise his or her option until six months following the termination of employment (twelve months if termination is due to death) or the expiry of the option, whichever comes first; options can only be exercised to the extent of the proceeds of the savings contract at that point;

•	Termination for any other reason before the third anniversary of grant: options lapse on termination;

•

Termination for any other reason after third anniversary of grant: a participant may exercise his or her option until six months following the termination of employment or the expiry of the option, whichever comes first; options can only be exercised to the extent of the proceeds of the savings contract at that point, except that if a participant ceases employment because of his or her misconduct, the options lapse on termination.

Change of Control

If Liberty Global experiences a change of control or is liquidated, sharesave options will be exercisable for a specified period of time. On a change of control, a participant may agree with the acquiring company to release his or her options for the grant of equivalent options over shares in the acquiring company.

Transferability

Sharesave options are not transferable, except in the event of a participant’s death the participant’s options may be exercised by his or her personal representative within 12 months of death.

Adjustments of Options

As set out in the U.K. SAYE legislation, on any variation of our share capital by way of capitalization or rights issue, or by consolidation, subdivision or reduction of capital or otherwise, the Virgin Media Board, with the consent of our board of directors or a duly authorized committee of our board of directors, may make any adjustments it considers appropriate to the exercise price and the number of Liberty Global Class C Ordinary Shares subject to an option, so that the aggregate exercise price remains substantially the same and there is no reduction in the exercise price per share below nominal value. Adjustments will be agreed with HMRC where necessary.

Amendment and Termination of the Virgin Media Sharesave

The Virgin Media Board may amend the Virgin Media Sharesave at any time in any respect except that no amendments may be made which would affect the status of the Virgin Media Sharesave as a Schedule 3 SAYE option scheme. No amendment may be made to alter to the material disadvantage of any optionholder any rights already acquired by them (other than minor administrative changes) without the consent of optionholders.

Our board of directors or a duly authorized committee of our board of directors may terminate the Virgin Media Sharesave at any time. The rights of existing participants, however, will not be affected by any termination.

Term

No options may be granted under the Virgin Media Sharesave after February 28, 2024.

Tax Consequences

It is intended that the Virgin Media Sharesave will comply with and will be operated within the requirements of Schedule 3 as a Schedule 3 SAYE option scheme. This gives participants the benefit of favorable U.K. tax treatment as summarized below:

•	any bonus received under the related savings contract is tax-free;

•	no U.K. tax is payable on grant of an option; and

•

no U.K. income tax or social security contributions, including any employer’s social security contributions which are usually payable at a rate of 13.8%, are payable on exercise of an option if the exercise takes place more than three years after grant in accordance with the rules of the Virgin Media Sharesave. In addition, no income tax or social security contributions are payable if an option is exercised within three years of the date of grant because either a participant ceases employment or because there is a corporate event and in both cases the specific provisions set out in Schedule 3 apply.

On exercise of an option, the participant’s employing company should be able to claim a U.K. corporation tax deduction for any excess of the exercise price of the option over the market value of the Liberty Global Class C Ordinary Share on the date of exercise, subject to the requirements of U.K. tax legislation. Any deduction is available for the tax year in which the participant exercises his or her option.

New Plan Benefits

It is not possible to determine specific amounts that may be awarded under the Virgin Media Sharesave in the future because it is not possible to determine who will elect to participate, which participants will exercise their option or elect to withdraw his or her savings or which participants will remain in employment during the prescribed period of time. None of Liberty Global’s directors or executive officers will be entitled to participate in the Virgin Media Sharesave.

The following table provides information relating to Liberty Global’s equity compensation plans approved by shareholders, as of September 30, 2014. Unless otherwise defined herein, the capitalized terms used below are defined in the notes to our September 30, 2014 condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) (2)	Weighted average exercise price of outstanding options, warrants and rights (1) (2)	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders:
Liberty Global 2014 Incentive Plan (3):
Liberty Global Class A Ordinary Shares	2,161,290	$40.94	89,372,282
Liberty Global Class C Ordinary Shares	4,322,580	$39.12
Liberty Global 2014 Director Incentive Plan (4):
Liberty Global Class A Ordinary Shares	78,677	$42.54	9,748,999
Liberty Global Class C Ordinary Shares	157,346	$40.86
Liberty Global 2005 Incentive Plan (5):
Liberty Global Class A Ordinary Shares	6,307,471	$29.02	—
Liberty Global Class C Ordinary Shares	18,874,170	$27.80
Liberty Global 2005 Director Incentive Plan (5):
Liberty Global Class A Ordinary Shares	410,368	$18.98	—
Liberty Global Class C Ordinary Shares	1,199,864	$18.67
VM Incentive Plan (5):
Liberty Global Class A Ordinary Shares	1,859,948	$18.69	—
Liberty Global Class C Ordinary Shares	4,465,171	$18.38
UGC Plans:
Liberty Global Class A Ordinary Shares	42,563	9.65	—
Liberty Global Class C Ordinary Shares	127,689	9.25
Equity compensation plans not approved by security holders:
None	—		—

Totals:
Liberty Global Class A Ordinary Shares	10,860,317		99,121,281

Liberty Global Class C Ordinary Shares	29,146,820

(1)

This table includes SARs with respect to 5,928,352 and 15,575,522 Liberty Global Class A and Class C Ordinary Shares, respectively and PSARs with respect to 2,811,041 and 8,433,124 Liberty Global Class A and Class C Ordinary Shares, respectively. Upon exercise, the appreciation of a SAR, which is the difference between the base price of the SAR and the then-market value of the underlying class of Liberty Global Ordinary Shares or in certain cases, if lower, a specified price, may be paid in shares of the applicable class of Liberty Global Ordinary Shares. Based upon the respective market prices of Liberty Global Class A and Class C Ordinary Shares at September 30, 3014 and excluding any related tax effects, 1,640,554 and 4,872,693 Liberty Global Class A and Class C Ordinary Shares, respectively, would have been issued if all outstanding SARs had been exercised on September 30, 2014. For further information, see note 11 to our September 30, 2014 condensed consolidated financial statements.

(2)

In addition to the option, SAR and PSAR information included in this table, there are outstanding under the various incentive plans restricted shares and RSU awards (including PSUs and PGUs) with respect to an aggregate of 2,633,352 Liberty Global Class A Ordinary Shares, 1,000,000 Liberty Global Class B Ordinary Shares and 4,019,359 Liberty Global Class C Ordinary Shares.

(3)

The Liberty Global 2014 Incentive Plan permits grants of, or with respect to, Liberty Global Class A, Class B or Class C Ordinary Shares subject to a single aggregate limit of 100 million shares (of which no more than 50 million shares may consist of Class B shares), subject to anti-dilution adjustments. As of September 30, 2014, an aggregate of 89,372,282 Ordinary Shares were available for issuance pursuant to the incentive plan. For further information, see note 11 to our September 30, 2014 condensed consolidated financial statements.

(4)

The Liberty Global 2014 Nonemployee Director Incentive Plan permits grants of, or with respect to, Liberty Global Class A, Class B or Class C Ordinary Shares subject to a single aggregate limit of 10 million shares, subject to anti-dilution adjustments. As of September 30, 2014, an aggregate of 9,748,999 Ordinary Shares were available for issuance pursuant to the Liberty Global 2014 Nonemployee Director Incentive Plan. For further information, see note 11 to our September 30, 2014 condensed consolidated financial statements.

(5)

On January 30, 2014, our shareholders approved the Liberty Global 2014 Incentive Plan and the Liberty Global 2014 Nonemployee Director Incentive Plan and, accordingly, no further awards will be granted under the Liberty Global 2005 Incentive Plan, the Liberty Global 2005 Director Incentive Plan or the VM Incentive Plan.

Recommendation of the Board of Directors

Liberty Global’s board of directors has unanimously approved the Virgin Media Sharesave Proposal and believes that its adoption is in the best interests of Liberty Global and its shareholders, having considered the interests of the company’s stakeholders. Accordingly, the Liberty Global board unanimously recommends that the holders of Liberty Global Class A and Class B Ordinary Shares vote in favor of the Virgin Media Sharesave Proposal at the General Meeting.

For the full text of the resolution of the Virgin Media Sharesave Proposal, see Annex A to this proxy statement/prospectus. Liberty Global’s board of directors unanimously recommends a vote “FOR” the approval of the resolution.

ADDITIONAL INFORMATION

Legal Matters

The validity of the LiLAC Ordinary Shares to be issued in the Transaction will be passed upon for us by Shearman & Sterling (London) LLP.

Independent Accountants

The consolidated financial statements and schedules of Liberty Global plc and subsidiaries (Liberty Global) as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and Liberty Global management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

With respect to the unaudited financial information of Liberty Global for the three-month periods ended March 31, 2014 and 2013 incorporated by reference herein, KPMG LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 6, 2014 incorporated by reference herein states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. KPMG LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement (of which this proxy statement/prospectus forms a part) prepared or certified by KPMG LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

The consolidated financial statements of Ziggo N.V., Utrecht, the Netherlands, and subsidiaries as of and for the year ended December 31, 2013 have been incorporated by reference herein in reliance upon the report of Ernst & Young Accountants LLP, independent auditor, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Liberty Global files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Liberty Global files with the SEC at the SEC’s public reference room at the following location:

Public Reference Room 100 F Street, N.E. Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. You may also access the SEC filings and obtain other information about Liberty Global through the website maintained by Liberty Global, which is www.libertyglobal.com. The information contained in this website is not incorporated by reference in this proxy statement/prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate information” into this proxy statement/prospectus “by reference,” which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any report or portion thereof furnished or deemed furnished under any Current Report on Form 8-K) prior to the date on which the Meetings are held:

•

Liberty Global’s Annual Report on Form 10-K/A, as amended by Amendment No. 1 and Amendment No. 2 thereto, for the year ended December 31, 2013, filed on February 13, 2014, April 3, 2014 and June 4, 2014, respectively;

•

Liberty Global’s Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2014, filed on May 6, 2014, as amended by Amendment No.1 thereto, filed on June 4, 2014, Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, filed on August 5, 2014 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed on November 5, 2014;

•	Liberty Global’s Definitive Proxy Statement on Schedule 14A, filed on April 30, 2014; and

•

Liberty Global’s Current Reports on Form 8-K, filed on January 3, 2014, January 24, 2014, January 27, 2014, January 31, 2013, February 24, 2014, March 13, 2014, March 19, 2014, March 20, 2014 (as amended by the Current Report on Form 8-K/A filed on April 3, 2014), March 24, 2014, April 4, 2014, April 15, 2014, April 23, 2014, April 30, 2014, June 27, 2014, August 11, 2014, August 19, 2014, August 26, 2014, September 11, 2014, October 10, 2014, October 22, 2014, November 5, 2014, November 19, 2014, November 21, 2014 and December 8, 2014, as amended on December 18, 2014.

The company may have previously sent you some of the documents incorporated by reference, but you can obtain any of them through the company, the SEC or the SEC’s website at www.sec.gov. Documents incorporated by reference are available from the company without charge, excluding all exhibits, except that if the company has specifically incorporated by reference an exhibit in this proxy statement/prospectus, the exhibit will also be provided without charge. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the company at the following address:

LIBERTY GLOBAL PLC
12300 Liberty Boulevard
Englewood, CO 80112
Attention: Investor Relations
Telephone: (303) 220-6600

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. You should assume that the information in this proxy statement/prospectus supplement is accurate only as of December         , 2014. You should also assume that the information contained in any document incorporated by reference herein is accurate only as of the date of such document. The mailing of this proxy statement/prospectus to shareholders does not create any implication to the contrary.

ANNEX A: NOTICE OF GENERAL MEETING

A general meeting of shareholders of Liberty Global Plc (Liberty Global) will be held at 3:00 p.m., local time, on February     , 2015, at the offices of Shearman & Sterling (London) LLP at 9 Appold Street, London EC2A 2AP.

Holders of our existing Class A and Class B Ordinary Shares (the Liberty Global Class A Ordinary Shares and Liberty Global Class B Ordinary Shares, respectively) will be asked to consider and vote upon the following resolutions (together, the Proposals), which are being proposed as special and ordinary resolutions as indicated:

(1)	Special Resolution: New Articles Proposal

(2)	Ordinary Resolution: Management Policies Proposal

(3)	Special Resolution: Future Consolidation/Sub-Division Proposal

(4)	Special Resolution: Voting Rights Amendment Proposal

(5)	Ordinary Resolution: Share Buy-Back Agreement Proposal

(6)	Ordinary Resolution: Director Securities Purchase Proposal

(7)	Ordinary Resolution: Virgin Media Sharesave Proposal

New Articles Proposal

Special Resolution

1.

THAT, subject to and conditional on the approval of the Class A Articles Proposal, Class B Articles Proposal and Class C Articles Proposal (together the Class Proposals to be proposed at each of the meeting of holders of Liberty Global Class A Ordinary Shares, the meeting of holders of Liberty Global Class B Ordinary Shares and the meeting of holders of Liberty Global Class C Ordinary Shares, respectively (together the Class Meetings)) and resolutions 2 and 3, and the subsequent approval by the board of directors or a duly appointed committee of the board of directors, the articles of association set forth in Annex G to the proxy statement/prospectus dated December     , 2014 be, and hereby are, approved and adopted as the articles of association of Liberty Global.

Management Policies Proposal

Ordinary Resolution

2.

THAT, subject to and conditional on the approval of the Class Proposals to be proposed at the Class Meetings and resolutions 1 and 3, the terms of certain management policies set forth in Annex H to the proxy statement/prospectus relating to the exercise of the board of directors of its powers and authorities under the articles be, and hereby are, approved.

Future Consolidation or Sub-Division Proposal

Special Resolution

3.

THAT, subject to and conditional on the approval of the Class Proposals to be proposed at the Class Meetings and resolutions 1 and 2, any one or more consolidations and/or sub-divisions, on any ratio the board of directors may determine in its sole and absolute discretion, of any or all shares of the company, be and hereby is, approved, and if and when the new articles of association proposed in resolution 1 are adopted and effective in accordance with such resolution, the new articles of association be amended by making the changes set forth below with respect to the new articles of association.

38 Hans Crescent, London SW1X 0LZ, United Kingdom, Registered in England Nr 8379990

Amendments to New Articles

In Article 69 of the new articles, insert new text as marked by underlining below:

69. (a) Subject to Article 69(b), the Board may, without any further resolution of the Company, from time to time and on any one or more occasions consolidate or sub-divide, on any ratio the Board may determine in its sole and absolute discretion, any or all shares of the Company.

(b) The Company shall not consolidate, divide, subdivide or redenominate any one or more Liberty Global Ordinary Shares or LiLAC Ordinary Shares without consolidating, dividing, subdividing or redenominating (as the case may be) all of the Liberty Global Ordinary Shares or LiLAC Ordinary Shares, respectively, on an equal per share basis subject to the treatment of fractions in accordance with Article 67.

Voting Rights Amendment Proposal

Special Resolution

4.

THAT, subject to and conditional on the approval of the Class A Voting Rights Proposal, Class B Voting Rights Proposal and Class C Voting Rights Proposal to be proposed at the Class Meetings, (i) the current articles of association be amended in Articles 18 and 70 thereof by making the changes set forth in Annex I to the proxy statement/prospectus with respect to the current articles and (ii) if and when the new articles of association proposed in resolution 1 are adopted and effective in accordance with such resolution, the new articles of association be amended in Articles 19 and 71 thereof by making the changes set forth in Annex I to the proxy statement/prospectus with respect to the new articles.

Share Buy-Back Agreement Proposal

Ordinary Resolution

5.

THAT the terms of the proposed Master Put/Call Agreement between Goldman Sachs & Co. and Liberty Global (a copy of which has been proposed at the meeting) relating to the purchase by Liberty Global of shares in the capital of Liberty Global be, and hereby are, approved and the directors of Liberty Global be and are each hereby authorized to enter into and complete and make purchases of shares in the capital of Liberty Global pursuant to such Master Put/Call Agreement. The authority conferred by this resolution shall, unless varied, revoked or renewed prior to such time, expire on the fifth anniversary of the general meeting.

Director Securities Purchase Proposal

Ordinary Resolution

6.

THAT any arrangement under which the Company or any direct or indirect subsidiary acquires securities, whether or not issued by the Company, at any price, directly or indirectly from directors of the Company, or from any persons “connected” with such directors (within the meaning of section 252 of the Companies Act 2006), be and hereby is authorised for the purposes of section 190 of the Companies Act 2006.

Virgin Media Sharesave Proposal

Ordinary Resolution

7.

THAT the amendment to the Liberty Global 2014 Incentive Plan to permit the grant of options to acquire Liberty Global Class C Ordinary Shares under the Virgin Media Inc. 2014 Sharesave with an exercise price of not less than 80% of the fair market value of such shares be, and hereby is, approved.

38 Hans Crescent, London SW1X 0LZ, United Kingdom, Registered in England Nr 8379990

Complete descriptions of the resolutions comprising the above Proposals, along with our board of directors’ recommendation that you vote your shares “FOR” each such Proposal, are set forth in the accompanying proxy statement/prospectus. You are encouraged to read the proxy statement/prospectus in its entirety before voting.

All shareholders of Liberty Global are cordially invited to attend the general meeting. All shareholders of record of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares, and Class C Ordinary Shares (Liberty Global Class C Ordinary Shares), as of 10:00 p.m. GMT (5:00 p.m., Eastern time) on December     , 2014, the record date for the general meeting, are entitled to notice of the general meeting or any adjournment thereof, but only shareholders of record of Liberty Global Class A Ordinary Shares or Liberty Global Class B Ordinary Shares as of the record date are entitled to vote at the general meeting or any adjournment thereof. The holders of Liberty Global Class A Ordinary Shares and Liberty Global Class B Ordinary Shares will vote together as a single class on each of the above resolutions. A list of shareholders entitled to vote at the general meeting will be available at Liberty Global’s principal offices at 38 Hans Crescent, Knightsbridge, London, SW1X 0LZ, United Kingdom (the Registered Office) and at offices located at 12300 Liberty Boulevard, Englewood, Colorado 80112, for review by any shareholder for any purpose relevant to the meeting, for at least 10 days prior to the general meeting.

Liberty Global is incorporated under the laws of England and Wales. Liberty Global’s governance is generally provided for under the Companies Act 2006 and its articles of association. Voting on the resolutions will be by a poll. Voting by a poll means that, assuming a quorum is present, each Liberty Global Class A Ordinary Share and each Liberty Global Class B Ordinary Share present, in person or by proxy, and entitled to vote at the general meeting will be counted in the vote. Under applicable law, resolutions 2, 5, 6 and 7 are “ordinary” resolutions, which means that each of these resolutions must be approved by a simple majority of the total votes of shareholders (voting together as a single class) who vote on the resolution and are entitled to vote. Resolutions 1, 3 and 4 are “special” resolutions, which means that each of these resolutions must be approved by shareholders representing at least 75% of the total voting rights of shareholders who vote on the resolution and are entitled to vote.

You can appoint the chairman of the general meeting or a person of your choice as your proxy to exercise all or any of your rights to attend, speak and vote at the general meeting. You may appoint more than one proxy in relation to the general meeting, provided that you appoint each proxy to exercise the rights attached to a different ordinary share or shares held by you. A proxy need not be a shareholder of Liberty Global. On a poll, the number of Liberty Global Class A Ordinary Shares and Liberty Global Class B Ordinary Shares you hold on the record date for the general meeting will decide the number of votes that you may cast. The Liberty Global Class A Ordinary Shares and Liberty Global Class B Ordinary Shares are the only voting shares. Each Liberty Global Class A Ordinary Share has one vote and each Liberty Global Class B Ordinary Share has ten votes on each matter on which holders of such classes are entitled to vote at the meeting. When you appoint a proxy over the internet or by returning a completed proxy card, your proxy will be given to the officers of Liberty Global.

Your vote is important, regardless of the number of ordinary shares you own. To make sure your ordinary shares are represented at the general meeting, please appoint a proxy to vote as soon as possible, whether or not you plan to attend the general meeting. You may appoint a proxy either over the internet or by promptly returning a completed and signed proxy card to the Registered Office or in the postage-paid envelope (if mailed in the United States).

38 Hans Crescent, London SW1X 0LZ, United Kingdom, Registered in England Nr 8379990

To be valid, the appointment of proxy, whether completed via the internet or by returning the completed and signed proxy card, must be received by 1:00 a.m., New York time/6:00 a.m., London time on February     , 2015. You may revoke your proxy in the manner described in the proxy statement/prospectus.

By Order of the Board of Directors,

Bryan H. Hall

Secretary

Liberty Global plc

London, United Kingdom

December     , 2014

WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE GENERAL MEETING, PLEASE APPOINT A PROXY VIA THE INTERNET AS PROMPTLY AS POSSIBLE. ALTERNATIVELY, COMPLETE AND SIGN THE ENCLOSED PAPER PROXY CARD AND RETURN BY MAIL.

38 Hans Crescent, London SW1X 0LZ, United Kingdom, Registered in England Nr 8379990

ANNEX B: NOTICE OF CLASS A MEETING

A Meeting of holders of existing Class A Ordinary Shares (Liberty Global Class A Ordinary Shares) of Liberty Global plc (Liberty Global) will be held at 3:30 p.m., local time, on February     , 2015, at the offices of Shearman & Sterling (London) LLP at 9 Appold Street, London EC2A 2AP. Holders of Liberty Global Class A Ordinary Shares will be asked to consider and vote upon the following Class A Articles Proposal and Class A Voting Rights Proposal (together, the Proposals), which are each being proposed as special resolutions.

Class A Articles Proposal

THAT the holders of the Liberty Global Class A Ordinary Shares hereby approve, subject to and conditioned upon the subsequent approval by the board of directors, the adoption of the articles of association set forth in Annex G to the proxy statement/prospectus dated December     , 2014 (including any variations or abrogations to the rights of the holders of the Liberty Global Class A Ordinary Shares as a result of such adoption).

Class A Voting Rights Proposal

THAT the holders of the Liberty Global Class A Ordinary Shares hereby approve that (i) the current articles of association be amended in Articles 18 and 70 thereof by making the changes set forth in Annex I to the proxy statement/prospectus with respect to the current articles and (ii) if and when the new articles of association proposed set forth in Annex G to the proxy statement/prospectus are adopted and effective in accordance, the new articles of association be amended in Articles 19 and 71 thereof by making the changes set forth in Annex I to the proxy statement/prospectus with respect to the new articles (including any variations or abrogations to the rights of the holders of the Liberty Global Class A Ordinary Shares as a result of such adoption).

A complete description of the Class A Articles Proposal and the Class A Voting Rights Proposal, along with our board of directors’ recommendation that you vote your shares “FOR” each such Proposal, is set forth in the proxy statement/prospectus to which this notice is attached. See “The Transaction Proposals” and “The Voting Rights Proposal.” You are encouraged to read the proxy statement/prospectus in its entirety before voting.

All shareholders of Liberty Global Class A Ordinary Shares are cordially invited to attend the class meeting. All shareholders of record of Liberty Global Class A Ordinary Shares, as of 10:00 p.m. GMT (5:00 p.m. Eastern time) on December     , 2014, the record date for the class meeting, are entitled to notice of the class meeting or any adjournment thereof. A list of shareholders entitled to vote at the class meeting will be available at Liberty Global’s principal offices at 38 Hans Crescent, Knightsbridge, London, SW1X 0LZ, United Kingdom (the Registered Office) and at offices located at 12300 Liberty Boulevard, Englewood, Colorado 80112, for review by any shareholder for any purpose relevant to the meeting, for at least 10 days prior to the class meeting.

Liberty Global is incorporated under the laws of England and Wales. Liberty Global’s governance is generally provided for under the Companies Act 2006 and its articles of association. Voting on the resolutions will be by a poll. Voting by a poll means that, assuming a quorum is present, each Liberty Global Class A Ordinary Share present, in person or by proxy, and entitled to vote at the class meeting will be counted in the vote. Under applicable law, the resolutions must be approved by holders of Liberty Global Class A Ordinary Shares representing at least 75% of the total voting rights of holders of Liberty Global Class A Ordinary Shares who vote on the resolution and are entitled to vote.

You can appoint the chairman of the class meeting or a person of your choice as your proxy to exercise all or any of your rights to attend, speak and vote at the class meeting. You may appoint more than one proxy in relation to the class meeting, provided that you appoint each proxy to exercise the rights attached to a different ordinary share or shares held by you. A proxy need not be a shareholder of Liberty Global. On a poll, the number of Liberty Global Class A Ordinary Shares you hold on the record date for the class meeting will decide the

38 Hans Crescent, London SW1X 0LZ, United Kingdom, Registered in England Nr 8379990

B-1

number of votes that you may cast. Each Liberty Global Class A Ordinary Share has one vote on each matter on which holders of such class are entitled to vote at the meeting. When you appoint a proxy over the internet or by returning a completed proxy card, your proxy will be given to the officers of Liberty Global.

Your vote is important, regardless of the number of Liberty Global Class A Ordinary Shares you own. To make sure your Liberty Global Class A Ordinary Shares are represented at the class meeting, please appoint a proxy to vote as soon as possible, whether or not you plan to attend the class meeting. You may appoint a proxy either over the internet or by promptly returning a completed and signed proxy card to the Registered Office or in the postage-paid envelope (if mailed in the United States).

To be valid, the appointment of proxy, whether completed via the internet or by returning the completed and signed proxy card, must be received by 1:00 a.m., New York time/6:00 a.m., London time on February     , 2015. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus.

By Order of the Board of Directors,

Bryan H. Hall

Secretary

Liberty Global plc

London, United Kingdom

December     , 2014

WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE CLASS MEETING, PLEASE APPOINT A PROXY VIA THE INTERNET AS PROMPTLY AS POSSIBLE. ALTERNATIVELY, COMPLETE AND SIGN THE ENCLOSED PAPER PROXY CARD AND RETURN BY MAIL.

38 Hans Crescent, London SW1X 0LZ, United Kingdom, Registered in England Nr 8379990

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ANNEX C: NOTICE OF CLASS B MEETING

A Meeting of holders of existing Class B Ordinary Shares (Liberty Global Class B Ordinary Shares) of Liberty Global plc (Liberty Global) will be held at 3:40 p.m., local time, on February     , 2015, at the offices of Shearman & Sterling (London) LLP at 9 Appold Street, London EC2A 2AP. Holders of Liberty Global Class B Ordinary Shares will be asked to consider and vote upon the following Class B Articles Proposal and Class B Voting Rights Proposal (together, the Proposals), which are each being proposed as special resolutions.

Class B Articles Proposal

THAT the holders of Liberty Global Class B Ordinary Shares hereby approve, subject to and conditioned upon the subsequent approval by the board of directors, the adoption of the articles of association set forth in Annex G to the proxy statement/prospectus dated December     , 2014 (including any variations or abrogations to the rights of the holders of the Liberty Global Class B Ordinary Shares as a result of such adoption).

Class B Voting Rights Proposal

THAT the holders of Liberty Global Class B Ordinary Shares hereby approve that (i) the current articles of association be amended in Articles 18 and 70 thereof by making the changes set forth in Annex I to the proxy statement/prospectus with respect to the current articles and (ii) if and when the new articles of association proposed set forth in Annex G to the proxy statement/prospectus are adopted and effective in accordance, the new articles of association be amended in Articles 19 and 71 thereof by making the changes set forth in Annex I to the proxy statement/prospectus with respect to the new articles (including any variations or abrogations to the rights of the holders of the Liberty Global Class B Ordinary Shares as a result of such adoption).

A complete description of the Class B Articles Proposal and the Class B Voting Rights Proposal, along with our board of directors’ recommendation that you vote your shares “FOR” each such Proposal, is set forth in the proxy statement/prospectus to which this notice is attached. See “The Transaction Proposals” and “The Voting Rights Proposal.” You are encouraged to read the proxy statement/prospectus in its entirety before voting.

All shareholders of Liberty Global Class B Ordinary Shares are cordially invited to attend the class meeting. All shareholders of record of Liberty Global Class B Ordinary Shares, as of 10:00 p.m. GMT (5:00 p.m. Eastern time) on December     , 2014, the record date for the class meeting, are entitled to notice of the class meeting or any adjournment thereof. A list of shareholders entitled to vote at the class meeting will be available at Liberty Global’s principal offices at 38 Hans Crescent, Knightsbridge, London, SW1X 0LZ, United Kingdom (the Registered Office) and at offices located at 12300 Liberty Boulevard, Englewood, Colorado 80112, for review by any shareholder for any purpose relevant to the meeting, for at least 10 days prior to the class meeting.

Liberty Global is incorporated under the laws of England and Wales. Liberty Global’s governance is generally provided for under the Companies Act 2006 and its articles of association. Voting on the resolutions will be by a poll. Voting by a poll means that, assuming a quorum is present, each Liberty Global Class B Ordinary Share present, in person or by proxy, and entitled to vote at the class meeting will be counted in the vote. Under applicable law, the resolutions must be approved by holders of Liberty Global Class B Ordinary Shares representing at least 75% of the total voting rights of holders of Liberty Global Class B Ordinary Shares who vote on the resolution and are entitled to vote.

You can appoint the chairman of the class meeting or a person of your choice as your proxy to exercise all or any of your rights to attend, speak and vote at the class meeting. You may appoint more than one proxy in relation to the class meeting, provided that you appoint each proxy to exercise the rights attached to a different ordinary share or shares held by you. A proxy need not be a shareholder of Liberty Global. On a poll, the number of Liberty Global Class B Ordinary Shares you hold on the record date for the class meeting will decide the

38 Hans Crescent, London SW1X 0LZ, United Kingdom, Registered in England Nr 8379990

C-1

number of votes that you may cast. Each Liberty Global Class B Ordinary Share has one vote on each matter on which holders of such class are entitled to vote at the meeting. When you appoint a proxy over the internet or by returning a completed proxy card, your proxy will be given to the officers of Liberty Global.

Your vote is important, regardless of the number of Liberty Global Class B Ordinary Shares you own. To make sure your Liberty Global Class B Ordinary Shares are represented at the class meeting, please appoint a proxy as soon as possible, whether or not you plan to attend the class meeting. You may vote by proxy either over the internet or by promptly returning a completed and signed proxy card to the Registered Office or in the postage-paid envelope (if mailed in the United States).

To be valid, the appointment of proxy, whether completed via the internet or by returning the completed and signed proxy card, must be received by 1:00 a.m., New York time/6:00 a.m., London time on February     , 2015. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus.

By Order of the Board of Directors,

Bryan H. Hall

Secretary

Liberty Global plc

London, United Kingdom

December     , 2014

WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE CLASS MEETING, PLEASE APPOINT A PROXY VIA THE INTERNET AS PROMPTLY AS POSSIBLE. ALTERNATIVELY, COMPLETE AND SIGN THE ENCLOSED PAPER PROXY CARD AND RETURN BY MAIL.

38 Hans Crescent, London SW1X 0LZ, United Kingdom, Registered in England Nr 8379990

C-2

ANNEX D: NOTICE OF CLASS C MEETING

A Meeting of holders of existing Class C Ordinary Shares (Liberty Global Class C Ordinary Shares) of Liberty Global plc (Liberty Global) will be held at 3:50 p.m., local time, on February     , 2015, at the offices of Shearman & Sterling (London) LLP at 9 Appold Street, London EC2A 2AP. Holders of Liberty Global Class C Ordinary Shares will be asked to consider and vote upon the following Class C Articles Proposal and Class C Voting Rights Proposal (together, the Proposals), which are each being proposed as special resolutions.

Class C Articles Proposal

THAT the holders of the Liberty Global Class C Ordinary Shares hereby approve, subject to and conditioned upon the subsequent approval of the board of directors, the adoption of the articles of association set forth in Annex G to the proxy statement/prospectus dated December     , 2014 (including any variations or abrogations to the rights of the holders of the Liberty Global Class C Ordinary Shares as a result of such adoption).

Class C Voting Rights Proposal

THAT the holders of the Liberty Global Class C Ordinary Shares hereby approve that (i) the current articles of association be amended in Articles 18 and 70 thereof by making the changes set forth in Annex I to the proxy statement/prospectus with respect to the current articles and (ii) if and when the new articles of association proposed set forth in Annex G to the proxy statement/prospectus are adopted and effective in accordance, the new articles of association be amended in Articles 19 and 71 thereof by making the changes set forth in Annex I to the proxy statement/prospectus with respect to the new articles (including any variations or abrogations to the rights of the holders of the Liberty Global Class C Ordinary Shares as a result of such adoption).

A complete description of the Class C Articles Proposal and the Class C Voting Rights Proposal, along with our board of directors’ recommendation that you vote your shares “FOR” each such Proposal, is set forth in the proxy statement/prospectus to which this notice is attached. See “The Transaction Proposals” and “The Voting Rights Proposal.” You are encouraged to read the proxy statement/prospectus in its entirety before voting.

All shareholders of Liberty Global Class C Ordinary Shares are cordially invited to attend the class meeting. All shareholders of record of Liberty Global Class C Ordinary Shares, as of 10:00 p.m. GMT (5:00 p.m. Eastern time) on December     , 2014, the record date for the class meeting, are entitled to notice of the class meeting or any adjournment thereof. A list of shareholders entitled to vote at the class meeting will be available at Liberty Global’s principal offices at 38 Hans Crescent, Knightsbridge, London, SW1X 0LZ, United Kingdom (the Registered Office) and at offices located at 12300 Liberty Boulevard, Englewood, Colorado 80112, for review by any shareholder for any purpose relevant to the meeting, for at least 10 days prior to the class meeting.

Liberty Global is incorporated under the laws of England and Wales. Liberty Global’s governance is generally provided for under the Companies Act 2006 and its articles of association. Voting on the resolutions will be by a poll. Voting by a poll means that, assuming a quorum is present, each Liberty Global Class C Ordinary Share present, in person or by proxy, and entitled to vote at the class meeting will be counted in the vote. Under applicable law, the resolutions must be approved by holders of Liberty Global Class C Ordinary Shares representing at least 75% of the total voting rights of holders of Liberty Global Class C Ordinary Shares who vote on the resolution and are entitled to vote.

You can appoint the chairman of the class meeting or a person of your choice as your proxy to exercise all or any of your rights to attend, speak and vote at the class meeting. You may appoint more than one proxy in relation to the class meeting, provided that you appoint each proxy to exercise the rights attached to a different ordinary share or shares held by you. A proxy need not be a shareholder of Liberty Global. On a poll, the number of Liberty Global Class C Ordinary Shares you hold on the record date for the class meeting will decide the

38 Hans Crescent, London SW1X 0LZ, United Kingdom, Registered in England Nr 8379990

D-1

number of votes that you may cast. Each Liberty Global Class C Ordinary Share has one vote on each matter on which holders of such class are entitled to vote at the meeting. When you appoint a proxy over the internet or by returning a completed proxy card, your proxy will be given to the officers of Liberty Global.

Your vote is important, regardless of the number of Liberty Global Class C Ordinary Shares you own. To make sure your Liberty Global Class C Ordinary Shares are represented at the class meeting, please appoint a proxy as soon as possible, whether or not you plan to attend the class meeting. You may appoint a proxy either over the internet or by promptly returning a completed and signed proxy card to the Registered Office or in the postage-paid envelope (if mailed in the United States).

To be valid, the appointment of proxy, whether completed via the internet or by returning a completed and signed proxy card, must be received by 1:00 a.m., New York time/6:00 a.m., London time on February     , 2015. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus.

By Order of the Board of Directors,

Bryan H. Hall

Secretary

Liberty Global plc

London, United Kingdom

December     , 2014

WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE CLASS MEETING, PLEASE APPOINT A PROXY VIA THE INTERNET AS PROMPTLY AS POSSIBLE. ALTERNATIVELY, COMPLETE AND SIGN THE ENCLOSED PAPER PROXY CARD AND RETURN BY MAIL.

38 Hans Crescent, London SW1X 0LZ, United Kingdom, Registered in England Nr 8379990

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ANNEX E: DESCRIPTION OF OUR LATIN AMERICAN OPERATIONS

General

Liberty Global plc (Liberty Global, we or our company) is an international provider of video, broadband internet, fixed-line telephony and mobile services, with consolidated operations at September 30, 2014 across 14 countries in Europe and Latin America. We connect people to the digital world and enable them to discover and experience its endless possibilities. Our market-leading services are provided through next-generation networks and innovative technology platforms that, when combined with those of Ziggo N.V. (Ziggo), connected 27 million customers subscribing to 56 million television, broadband internet and telephony services at September 30, 2014. If the Transaction Proposals are approved and certain other conditions are satisfied or waived, we intend to issue the LiLAC Ordinary Shares, which will be a separate class of our ordinary shares intended to track and reflect the economic performance of our operations in Latin America and the Caribbean (our Latin American operations), which we collectively refer to as the Liberty Latin America and Caribbean Group, or the LiLAC Group.

Set forth in this Annex E is a description of the businesses to be attributed to the LiLAC Group. It assumes the Transaction Proposals have been approved and that the Transaction has been completed. For a description of the businesses to be attributed to the Liberty Global Group, which are all of our businesses other than our Latin American operations, please see the discussion under the caption “Business” in our most recent Annual Report on Form 10-K/A, which is incorporated herein by reference. Our board of directors may change the businesses, assets and liabilities attributed to each group at any time in accordance with our management and allocation policies then in effect. Although the businesses described below will be attributed to the LiLAC Group, the LiLAC Group will not be a separate legal entity. Holders of the LiLAC Ordinary Shares and the Liberty Global Ordinary Shares will not be shareholders of the LiLAC Group or the Liberty Global Group, respectively, or any of the subsidiaries or entities attributed to such group. Rather, the holders of the LiLAC Ordinary Shares and the Liberty Global Ordinary Shares will remain shareholders of our company as a whole. Holders of LiLAC Ordinary Shares and Liberty Global Ordinary Shares will not have any legal rights related to specific assets attributed to the LiLAC Group or the Liberty Global Group.

Unless otherwise indicated, convenience translations into United States (U.S.) dollars are calculated as of September 30, 2014, and operational data, including subscriber statistics and ownership percentages, are as of September 30, 2014.

Overview

Our Latin American operations are currently located in Chile and Puerto Rico, where we offer a variety of broadband services over our cable distribution systems. We refer to Latin America as the region including the countries in South America, Middle America (Mexico and Central America), and unless separately referenced, the Caribbean (including the Commonwealth of Puerto Rico and the Bahamas). The core of our offering to customers in Chile and Puerto Rico is the “triple-play,” which we use to describe bundled services of video, broadband internet and fixed-line telephony in one subscription. We also offer a range of broadband communications services to business customers passed by our networks, as well as advertising services. In addition, in Chile we offer mobile voice and data services through a full mobile virtual network operator (MVNO) arrangement with a nationwide wireless network provider.

Our Chilean businesses that would be attributed to the LiLAC Group operate through VTR GlobalCom SpA (VTR GlobalCom) and VTR Wireless SpA (VTR Wireless and together with VTR GlobalCom, VTR), each a wholly-owned subsidiary. Our Puerto Rico business is operated through Liberty Cablevision of Puerto Rico LLC (Liberty Puerto Rico), our 60%-owned subsidiary.

We are the largest cable operator in Chile in terms of number of subscribers and we are the largest provider of broadband internet services in our footprint and the second largest nationally in terms of number of subscribers. We are also the second largest fixed-line telephony provider in Chile in terms of lines in service. We also offer mobile telephony and data services to our customers under an MVNO agreement. We provide our broadband communication services over our networks in Santiago, Chile’s capital and largest city, and the large regional cities of Iquique, Antofagasta, Concepción, Viña del Mar, Valparaiso and Rancagua.

We are the largest cable operator island-wide in Puerto Rico in terms of number of subscribers. We are also the second largest provider of broadband internet services island-wide in terms of number of subscribers, and the second largest fixed-line telephony provider in Puerto Rico in terms of lines in service. We offer the triple-play of services over our networks in San Juan, Puerto Rico’s capital and largest city, seven surrounding municipalities, as well as other areas that collectively encompass two-thirds of the island’s seventy-eight municipalities.

We classify our customers based on our main subscription-based business activities. The following table presents our Latin American operating statistics as of the dates indicated:

	As of and for the nine months ended September 30, 2014
	Chile (VTR)	Liberty Puerto Rico	LiLAC Group
Footprint
Homes Passed(1)	2,968,900	705,600	3,674,500
Two-way Homes Passed(2)	2,449,200	705,600	3,154,800

Subscribers (RGUs)
Analog Cable(3)	116,200	—	116,200
Digital Cable(4)	892,800	217,900	1,110,700

Total Video	1,009,000	217,900	1,226,900
Internet(5)	932,600	205,300	1,137,900
Telephony(6)	705,400	154,200	859,600

Total RGUs	2,647,000	577,400	3,224,400

Organic RGU net additions (losses)
Analog Cable	(18,600)	—	(18,600)
Digital Cable	38,200	7,400	45,600

Total Video	19,600	7,400	27,000
Internet	46,900	13,100	60,000
Telephony	15,700	21,100	36,800

Total RGUs	82,200	41,600	123,800

Penetration
Digital Cable as % of Total Video Subs(7)	88.5%	100.0%	90.5%
Internet as % of Two-way Homes Passed(8)	38.1%	29.1%	36.1%
Telephony as % of Two-way Homes Passed(8)	28.8%	21.9%	27.2%

Customer relationships(9)
Customer Relationships	1,229,900	278,800	1,508,700
RGUs per Customer Relationship	2.15	2.07	2.14
Monthly ARPU per Customer Relationship(10)	$56.64	$84.09	$61.71

Customer bundling
Single-Play	31.5%	36.5%	32.5%
Double-Play	21.7%	19.9%	21.3%
Triple-Play	46.8%	43.6%	46.2%

Mobile subscribers
Postpaid	78,500	—	78,500
Prepaid	22,200	—	22,200

Total Mobile Subscribers	100,700	—	100,700

(1)

Homes Passed are homes, residential multiple dwelling units or commercial units that can be connected to our network without materially extending the distribution plant. Our Homes Passed counts are based on census data that can change based on either revisions to the data or from new census results.

(2)

Two-way Homes Passed are Homes Passed by those sections of our network that are technologically capable of providing two-way services, including video, internet and telephony services, up to the street cabinet, with drops from the street cabinet to the building generally added, and in-home wiring generally upgraded, on an as-needed, success-based basis.

(3)	Analog Cable Subscriber is a home, residential multiple dwelling unit or commercial unit that receives our analog cable service over our broadband network in Chile.

(4)

Digital Cable Subscriber is a home, residential multiple dwelling unit or commercial unit that receives our digital cable service over our broadband network. We count a subscriber with one or more digital converter boxes that receives our digital cable service in one premises as just one subscriber. A Digital Cable Subscriber is not counted as an Analog Cable Subscriber. As we migrate customers from analog to digital cable services in Chile, we report a decrease in our Analog Cable Subscribers equal to the increase in our Digital Cable Subscribers.

(5)	Internet Subscriber is a home, residential multiple dwelling unit or commercial unit that receives internet services over our network.

(6)

Telephony Subscriber is a home, residential multiple dwelling unit or commercial unit that receives voice services over our network. Telephony Subscribers exclude mobile telephony subscribers in Chile.

(7)	Digital cable penetration is calculated by dividing the number of digital cable RGUs by the total number of digital and analog cable RGUs.

(8)	Internet and telephony penetration is calculated by dividing the number of internet and telephony RGUs by the number of two-way homes passed.

(9)

Customer Relationships are the number of customers who receive at least one of our video, internet or telephony services that we count as RGUs, without regard to which, or to how many services they subscribe. Customer Relationships generally are counted on a unique premises basis. Accordingly, if an individual receives our services in two premises (e.g., a primary home and a vacation home), that individual generally will count as two Customer Relationships. We exclude mobile customers from Customer Relationships in Chile.

(10)

Average Revenue Per Unit (ARPU) refers to the average monthly subscription revenue per average customer relationship and is calculated by dividing the average monthly subscription revenue (excluding interconnect, late fees, mobile services in Chile, and installation revenue) for the indicated period, by the average of the opening and closing balances for customer relationships for the period. Customer relationships of entities acquired during the period are normalized.

Products and Services

Our Latin American operations provide a broad range of broadband communications and other services, including video, broadband internet, fixed-line local and long distance telephony service and, in Chile, mobile telephony and data services. Available broadband service offerings depend on network bandwidth capacity and whether the network serving an area has been upgraded for two-way communications. 100% of our network in Puerto Rico and over 80% of our network in Chile is bi-directional, which enables us to provide customers access to our triple-play of services.

We generate revenue principally from relationships with our customers who pay subscription fees for the services we provide. Subscription fees for basic cable video services are typically paid directly by customers who live in single family homes or single dwelling units, or SDUs, subscribing to the service (which includes bars, restaurants and other establishments). Some of our SDU customers are counted on an equivalent billing unit, or EBU, basis, including certain commercial establishments such as hotels and hospitals which subscribe only to our video services at flat rate pricing. SDU customers also pay us directly for the subscription fees associated with our digital cable services, as well as the broadband internet, fixed-line telephony and any mobile services they purchase from us. In addition to monthly subscription fees, subscribers generally pay an activation fee upon connecting or re-connecting to our network. This activation fee is sometimes waived, for example when a subscriber is reconnecting to our network or as part of periodic marketing promotions.

Discounts to our monthly service fees are available to our subscribers who select a bundle of two or more of our services (bundled services): video, internet and fixed-line telephony. Bundled services consist of “double-play” for two services and “triple-play” for three services.

Video

Our Latin American operations offer a full range of video services, including basic and premium programming, which can be accessed on the television. 100% of our network in Puerto Rico and over 80% of our network in Chile have bi-directional capabilities through which we provide advanced service offerings such as HD channels, DVR, HD DVR and video-on-demand (VoD), which give our customers the ability to control when they watch their programming.

To receive our digital services in most portions of our network, a subscriber must either rent or purchase a set-top box and obtain from us a conditional access security card or “smart card” for purchased boxes. Neither a set-top box nor a smart card is required to receive basic digital television channels in those portions of our network in which the signal is unencrypted. Accordingly, where our basic digital television channels are unencrypted, subscribers are able to watch our basic digital television channels, provided that they pay the monthly subscription fee for our analog package and have televisions capable of receiving digital signals. Regardless of whether basic digital channels are offered on an unencrypted basis, expanded channel packages and premium channels and services are made available to all of our Latin American customers for an incremental monthly fee. To enhance our customers’ video experience, we are developing advanced, cloud-based next generation user interfaces for our Latin American operations based on advanced technologies, including our “Horizon TV.” Horizon TV is a home multimedia platform with a sophisticated user interface that enables customers to view and share content across the television, computer, tablet and smartphone.

Our Latin American cable operations generally offer two or three tiers of digital video programming and audio services for a fixed monthly fee with a range of programming options. Our basic tier service, except for the small portion of our network that has not been upgraded to bi-directional capability, also includes VoD access, an electronic programming guide and access to HD channels, DVR and HD DVR. Digital subscribers may subscribe to one or more packages of premium channels, including additional HD channels. Premium channels include movies, sports, kids, international and adult channels. Our VoD services are available on a subscription basis or a transaction basis, depending on location. In addition to our digital video services, we offer limited analog services in Chile (but not in Puerto Rico). Our Chilean analog service is offered only in areas where our digital service is not available or where legacy analog customers decided not to upgrade to digital service. Subscribers to our digital services also receive the channels available through our analog service.

Broadband Internet

Our Latin American operations offer multiple tiers of broadband internet service in the majority of our markets. Depending on location, this service includes download speeds ranging from less than 2 Mbps to an ultra high-speed internet service of up to 120 Mbps. Generally, we provide our broadband internet service without any time or data volume restrictions. Our ultra high-speed internet service is based on DOCSIS 3.0 technology, and we plan to upgrade to DOCSIS 3.1 technology in both Chile and Puerto Rico once it becomes available. We also offer value-added broadband services, such as anti-virus, anti-spyware, firewall, spam protection, a child-proof lock, parental controls, online storage and web spaces, through certain of our operations for an incremental charge. In Chile we offer mobile broadband services as described under “— Mobile Telephony” below.

Our residential subscribers generally access the internet via cable modems connected to their internet capable devices, including personal computers, at various speeds depending on the tier of service selected. Our broadband internet service is available on a stand-alone basis or in combination with one or more of our other services. Subscribers to our internet service pay a monthly fee based on the tier of service selected. This one-time fee may be waived for promotional reasons. We determine pricing for each different tier of internet service through an analysis of speed, data limits, market conditions and other factors.

Fixed-Line Telephony

We offer multi-feature fixed-line telephony service within the bi-directional portion of our network. We offer this telephony service via traditional circuit-switched telephony or voice-over-internet-protocol (VoIP), depending on location. We pay interconnection fees to telephony providers when calls by our subscribers terminate on another network and, in Chile; we receive similar fees from providers when calls by their users terminate on our network through interconnection points.

Our fixed-line telephony service includes a basic fixed-line telephony product for line rental and various calling plans, which may consist of any of the following: unlimited network, national or international calling, unlimited off-peak calling and minute packages, including calls to fixed and mobile phones. We also offer a second or third phone line at an incremental cost (which additional lines are not counted as additional RGUs).

Mobile Telephony

In Chile we offer mobile services, both data and voice, as an MVNO pursuant to an agreement with a third party nationwide mobile network operator. We own the core network, including switching, backbone and interconnections and lease the third party’s radio access network. This arrangement permits us to tailor our own packages and rates and to offer our Chilean customers all mobile services using our core network without having to build and operate a cellular radio tower network and without being limited to offering customers packages and rates designated by the wireless network provider.

Subscribers to our mobile services in Chile pay varying monthly fees depending on whether the mobile service is included with our fixed-line telephony service or includes mobile data services via mobile phones, tablets or laptops. Our mobile services typically include telephony, short message service (SMS) and internet. Mobile voice services in Chile are offered on a “calling-party pays” basis. Under this structure, telephone companies pay other telephone companies an interconnection charge for calls originated from their networks to third party networks. With respect to fixed-to-mobile calls, fixed-line telephone companies may pass this charge on to their subscribers. Therefore, the carrier of a subscriber calling a subscriber on another network pays, in the case of a fixed-line company, a rate comprised of a local fee that is part of the basic fixed-line telephony service plus an interconnection fee from the fixed network to the mobile network. Fixed network subscribers can choose to block the ability to make calls to mobile telephones from their fixed-line phones. The carrier of a mobile subscriber receiving a collect call is also required to pay mobile usage charges. Our revenue from mobile services mainly consists of monthly subscription and usage fees for calls and SMS and interconnection revenue.

We are currently exploring adding MVNO arrangements in Puerto Rico and other technological and strategic alternatives to add features of mobility to our services.

Technology

Our video, broadband internet and fixed-line telephony services in Latin America are transmitted over a hybrid fiber coaxial cable network. This network is composed primarily of glass fiber with only the last part that connects the home to the network composed of coaxial cable.

We continue to explore new technology strategies that will enhance the customer experience, such as:

•	recapturing bandwidth and optimizing our networks by increasing the number of nodes in our networks and using digital compression technologies;

•	using wireless technologies to extend our services outside the home;

•	caching websites from outside of Chile and Puerto Rico to improve customer service, save on international bandwidth and provide faster internet speeds;

•	upgrading our current DOCSIS 3.0 technology to DOCSIS 3.1 technology; and

•

introducing advanced, cloud-based next generation set-top boxes with computer-like interfaces and multi-device (television, computer, tablet and smartphone) capability, as well as enhanced next-generation user interfaces for existing set-top boxes.

Our principal plant and equipment consists of outside plant and switching equipment, as well as operating units that are located throughout our Latin American footprint. Our networks are comprised of two main components, which are our access networks and our hubs. The access network, which connects customers’ homes with the hubs, is built with hybrid technology using fiber optic and coaxial cable. Our hubs house data switches, digital television processing equipment, telephone switches, data centers, cable modem termination systems, optical transmitters and receivers that provide or facilitate the transmission of telephony, data and video services over our network.

Supply Sources

For our video services, we license almost all of our programming and on-demand offerings from broadcast and cable programming networks. For such licenses, we generally pay a monthly fee on a per channel or per subscriber basis. We generally enter into long-term programming licenses with volume discounts and marketing support. For on-demand programming and streaming services, we generally enter into shorter-term agreements. For our distribution agreements, we seek to include the rights to offer the licensed programming to our customers through multiple delivery platforms.

We purchase each type of customer premises equipment from a number of different suppliers with at least two or more suppliers for our high-volume products. Customer premises equipment includes set-top boxes, modems, DVRs, tuners and similar devices. For our broadband services, we use a variety of suppliers for our network equipment and the various services we offer. Similarly, we use a variety of suppliers for the mobile handsets we offer customers in Chile.

We license software products, including email and security software, and content, such as news feeds, from several suppliers for our internet services. The agreements for these products require us to pay a per subscriber fee for software licenses and a share of advertising revenue for content licenses. For our fixed-line telephony services, we license software products, such as voicemail, text messaging and caller ID, from a variety of suppliers. For these licenses we attempt to enter into long-term contracts, which generally require us to pay based on usage of the services.

The following table presents certain penetration and network data as of September 30, 2014, with respect to the cable systems whose operations are to be attributed to the LiLAC Group. The table reflects 100% of the data applicable to our consolidated subsidiaries operating in Chile and Puerto Rico regardless of our ownership percentage. Percentages are rounded to the nearest whole number.

	Chile	Puerto Rico
LiLAC Network Data:
Two-way homes passed (HP) percentage (1)	82	100
Digital video availability percentage (2)	82	100
Broadband internet availability percentage (2)	82	100
Fixed-line telephony availability percentage (2)	82	100

Bandwidth percentage: (3)
at least 860 MHz	62	50
750 MHz to 859 MHz	24	—
less than 750 MHz	14	50

LiLAC Product Penetration:
Cable television penetration (4)	34	31
Digital cable penetration (5)	88	100
HD, DVR & HD DVR penetration (6)	40	51
Broadband internet penetration (7)	38	29
Fixed telephony penetration (7)	29	22
Double-play penetration (8)	22	20
Triple-play penetration (8)	47	44

(1)	Percentage of total HP that are two-way HP.

(2)	Percentage of total HP to which digital video, broadband internet or fixed telephony services, as applicable, are made available.

(3)	Percentage of total HP served by a network with the indicated bandwidth.

(4)	Percentage of total HP that subscribe to cable television services (Analog Cable or Digital Cable).

(5)	Percentage of cable television subscribers (Analog Cable and Digital Cable Subscribers) that are Digital Cable Subscribers.

(6)

Percentage of Digital Cable Subscribers with HD, DVR or HD DVR. This Percentage would not include subscribers who may use a purchased set-top box or other non-verifiable means to receive our basic digital cable channels without subscribing to any services that would require the payment of recurring monthly fees in addition to the basic analog service fee due to the fact that our basic digital cable channels are not encrypted in certain portions of our footprint.

(7)	Percentage of two-way HP that subscribe to broadband internet or fixed-telephony services, as applicable.

(8)

Percentage of total customers that subscribe to two services (double-play customers) or three services (triple-play customers) offered by our operations (video, broadband internet and fixed-line telephony).

Competition

The markets in Latin America for video, broadband internet, fixed-line telephony and mobile services are highly competitive and rapidly evolving. In addition, technological advances and product innovations have increased and are likely to continue to increase the number of alternative providers available to our customers. Consequently, our businesses in Latin America have faced and are expected to continue to face significant competition in these markets. The country or island-wide percentage information provided in this section is based on information from Sales & Marketing Executives Association (SME) for Puerto Rico and the subscription based website DataXis for Puerto Rico and Chile, with the exception of information on Chilean telephony, which is provided by the Chilean Undersecretary of Telecommunications (SubTel). All percentages are based on the most recent information made available from those sources.

Video Distribution

Our Latin American businesses compete directly with a wide range of providers of communication and entertainment services to consumers. Our principal competition is the provision of video services from direct-to-home (DTH) satellite providers, where we compete with established satellite platforms, as well as other pay television operators. Over-the-top (OTT) viewing is also a competitive factor. However, depending on the market, we may also be competing against: (1) traditional “free-to-air” broadcast television services; (2) other fixed-line telecommunications carriers and broadband providers, including the incumbent telephony operators, offering (a) DTH satellite services, (b) IPTV over broadband internet connections using ADSL and (c) IPTV over fiber optic lines where the fiber is to the home, cabinet, or building or to the node networks (fiber-to-the-home/-cabinet/-building/-node is referred to herein as FTTx); (3) other cable operators in the same communities that we serve; (4) OTT video content aggregators utilizing our or our competitors’ high-speed internet connections; (5) satellite master antenna television systems, commonly known as SMATVs, which generally serve condominiums, apartment and office complexes and residential developments; and (6) movie theaters, video stores, video websites and home video products. Our businesses also compete to varying degrees with other sources of information and entertainment, such as online entertainment, newspapers, magazines, books, live entertainment/concerts and sporting events.

Chile. In Chile, we are the largest cable television operator based on number of subscribers. Based on SubTel data, we estimate that as of June 30, 2014, our video cable services were available to approximately 53% of the Chilean television households and served approximately 37% of the total television market in Chile. We compete primarily with DTH service providers in Chile, including the incumbent Chilean telecommunications operator Compañia de Telecomunicaciones de Chile SA using the brand name Movistar (Movistar), Claro Chile S.A., a subsidiary of América Móvil, S.A.B. de C.V. (Claro), and DirecTV Chile. Movistar offers double-play and triple-play packages, using DTH for video and ADSL for internet and fixed-line telephony, and also offers mobile services. On a smaller scale, Movistar also offers IPTV services over FTTx networks in Chile. Claro offers triple-play packages using DTH and, in most major cities in Chile, through a hybrid fiber coaxial cable network. Of the Chilean television households, 20%, 18% and 16% subscribed to the services of Movistar, Claro and DirecTV Chile, respectively, as of June 30, 2014. To enhance our competitive position in Chile, we offer VoD, catch-up television, DVR functionality, premium HD channels, pay-per-view, HD receivers and a variety of premium channels as value added services that can be purchased by our video cable customers. These services and the marketing of bundle options, including internet and telephony, enhance our competitive position in that country.

Puerto Rico. We are the largest cable television operator island-wide in Puerto Rico in terms of number of subscribers. Our video cable service is available to approximately 54% of the television households in Puerto Rico. Our primary competition for video customers is from DTH satellite providers DirecTV and Dish Network Corporation. As of June 30, 2014, these competitors provided DTH satellite services to an aggregate of 66% of the television households in Puerto Rico. Dish Network Corporation is an aggressive competitor, offering low introductory offers, free HD channels and, in its top tier packages, a multi-room DVR service for free. DirecTV is also a significant competitor offering similar programming in Puerto Rico compared to Dish Network. Additionally, Claro has launched an IPTV service that could compete with our cable service. As a part of our expanded offerings in Puerto Rico, we have increased the number of our HD channels, improved the functionality of our electronic program guide, and expanded our VoD offerings. To enhance our video offerings in both Chile and Puerto Rico, we are currently in the process of developing cloud-based, next generation user interfaces based on advanced technologies including Liberty Global’s “Horizon TV.”

Internet

With respect to broadband internet services and online content in Latin America, we face competition in a rapidly evolving marketplace from incumbent and non-incumbent telecommunications companies, mobile operators and fixed-line telecommunications operators, many of which have substantial resources. The internet services offered by these competitors include both fixed-line broadband internet services using DSL or FTTx and wireless broadband internet services in a range of product offerings with varying speeds and pricing, data and other non-video services offered to homes and businesses. With technological developments, competition from wireless services using various advanced technologies has become significant as well. Recently competitors have started offering high-speed mobile data via LTE wireless services with varying speeds and pricing. In addition, other wireless technologies, such as Wi-Fi, are becoming more prevalent.

Our strategy in Latin America is speed leadership. We seek to increase the maximum speed of our connections and offer varying tiers of service and prices through a variety of bundled product offerings and a range of value added services. Throughout our two-way networks we have launched new bundling strategies, including ultra high-speed internet with speeds of up to 120 Mbps. Our focus continues to be on high-end internet products to safeguard our customer base and allow us to become more aggressive in all areas of the access market. By fully utilizing the technical capabilities of DOCSIS 3.0 technology (and by upgrading to DOCSIS 3.1 technology once it becomes available), we intend to compete with local FTTx initiatives and create a competitive advantage compared to ADSL infrastructures on a national level and LTE initiatives as they expand to a national level.

Chile. As of June 30, 2014, broadband connections (ADSL, cable modem, FTTx, WiMax and Wireless Local Loop (WLL)) represented 95.6% of all fixed-line internet connections in Chile. Based on data from SubTel, we estimate that fixed broadband penetration of total homes in Chile (calculated as total accesses divided by total homes) increased from 41.4% at June 30, 2013 to 43.0% at June 30, 2014. Moreover, we estimate that broadband accesses through fixed lines grew to 2.4 million by June 30, 2014, a 6.9% increase from June 30, 2013. As of June 30, 2014, ADSL broadband connections represented 41.0% of Chile’s total broadband use. According to SubTel, as of June 30, 2014, 3G mobile broadband connections services reached approximately 7.5 million subscribers, a 37.7% increase over the number of subscribers as of June 30, 2013.

In Chile, we face competition primarily from non-cable-based internet service providers such as Movistar and Claro. We are experiencing increased pricing and download speed pressure from Movistar and Claro and more effective competition from these companies with the bundling of their internet service with other services. Mobile broadband competition is significant as well. In 2013, both Movistar and Claro launched an LTE network for high-speed mobile data. In response to the availability of mobile data in Chile, we have more than doubled our available internet speeds with a high-speed internet offering of up to 120 Mbps. Our share of the fixed-line broadband internet market in Chile was 38.2%, compared to 38.7% for Movistar as of June 30, 2014. To enhance our competitive position, we are expanding our two-way footprint and offering attractive bundling with digital video service and fixed-line telephony.

Puerto Rico. As of June 30, 2014, broadband connections (DSL and cable modem) represented substantially all of the residential fixed-line internet connections in Puerto Rico. We estimate that broadband accesses through fixed-lines in Puerto Rico grew to approximately 548,000 by June 30, 2014, an approximate 4% increase from June 30, 2013.

We face competition in a rapidly evolving marketplace from incumbent and non-incumbent telecommunications companies, mobile operators and fixed-line telecommunications operators, most of which have substantial resources. The internet services offered by these competitors include both fixed-line broadband internet services using DSL and wireless broadband internet services in a range of product offerings with varying speeds and pricing. We face competition in Puerto Rico primarily from Claro, a non-cable-based internet service provider, as well as wireless operators. Claro offers competitive pricing and bundling of internet service with other services. As the technology develops, competition from wireless services using various advanced technologies is becoming significant.

Fixed-Line Telephony and Mobile Services

With respect to fixed-line telephony services, we continue to compete against the incumbent telecommunications operators in both Chile and Puerto Rico. These operators have substantially more experience in providing fixed-line telephony and mobile services, greater resources to devote to the provision of fixed-line telephony services and long-standing customer relationships. In addition, mobile telephony providers are making significant advances in all of our areas of operations and over-the-top telephony is becoming a competitive factor. We also face competition from other cable telephony providers and indirect access providers, and in Chile, FTTx-based providers. Competition in both the residential and business fixed-line telephony markets is increasing due to market trends, number portability, the replacement of fixed-line with mobile telephony and the growth of VoIP services, and in Chile, continued deregulation of telephony markets and other regulatory changes, such as general price competition. Carrier pre-select allows the end user to choose the voice services of operators other than the incumbent while using the incumbent’s network. We also offer varying plans to meet customer needs and various bundle options with our digital video and internet services. In addition, we offer mobile voice and data services in Chile through an MVNO arrangement. With consumers increasingly moving towards mobile services, we continue to explore opportunities to offer mobile services in Puerto Rico as well as other technological and strategic alternatives to add features of mobility to our services in Puerto Rico and Chile.

Chile. We face competition in Chile from the incumbent telecommunications operator, Movistar, and other telecommunications operators. Movistar has substantial experience in providing telephony services, resources to devote to the provision of telephony services and long-standing customer relationships. Our share of the residential and commercial fixed-line telephony market in Chile was 23% as of June 30, 2014. Although the Chilean fixed-line telephony market as measured by lines in service decreased by 3.8% between June 30, 2013 and June 30, 2014, our fixed-line telephony services grew by 3.1% during the same period. We believe that we are well suited to continue this upward trend as Chilean regulators implement the planned elimination of long-distance charges in fixed telephony within Chile.

An increasing number of Chileans are switching from fixed-line to mobile service, prompting us in 2012 to add wireless plans to our telephony offering. Claro, Movistar and Entel PCS Telecommunications S.A. are the primary companies that offer mobile telephony in Chile. Competition in the Chilean mobile services market is increasing quickly due to new competitors providing services to customers using the MVNO model. There are five competitors that use the MVNO model: Móvil Falabella, Virgin Mobile Chile and GTD-Manquehue, Nextel and Netline. According to SubTel, as of June 30, 2014, there were approximately 23.4 million mobile RGUs across Chile, of which approximately 31.4% are represented by post-paid plans and 68.6% are represented by pre-paid plans. Our mobile subscribers represent less than 1% of the mobile telephony market share in Chile, of which approximately three-quarters comprise post-paid accounts. In addition, 87.4% of our post-paid mobile customers subscribe to at least one fixed-line VTR GlobalCom service.

Puerto Rico. In Puerto Rico our fixed-line telephony offering faces the most competition from Claro, the incumbent telecommunications operator. Claro has substantial experience in providing telephony services, resources to devote to the provision of telephony services and long-standing customer relationships. Our share of the fixed-line telephony market in Puerto Rico is approximately 19%. Island-wide, consumers are also increasingly switching to mobile services, which our Puerto Rico operations do not offer. AT&T, Claro and T-Mobile are the primary companies that offer mobile telephony in Puerto Rico, as well as Sprint and Open Mobile. We are exploring adding mobile services, through an MVNO arrangement, to our suite of service offerings in Puerto Rico.

Regulatory Matters

Overview

Video distribution, broadband internet, fixed-line telephony and mobile businesses are regulated across Latin America. Adverse regulatory developments could subject us to a number of risks. Regulation, including conditions imposed on us by competition or other authorities as a requirement to close acquisitions or dispositions, could limit growth, revenue and the number and types of services offered and could lead to increased operating costs and property and equipment additions. In addition, regulation may restrict our operations and subject them to further competitive pressure, including pricing restrictions, interconnect and other access obligations, and restrictions or controls on content, including content provided by third parties. Failure to comply with current or future regulations could expose our Latin American businesses to various penalties.

Chile

We are subject to regulation and enforcement by various governmental entities in Chile, including the Chilean Antitrust Authority, the Ministry of Transportation and Telecommunications (the Ministry) through SubTel, the National Television Council (CNTV) and Chile’s National Consumer Service (Sernac).

In addition to the specific regulations described below, we are subject to certain regulatory conditions, which were imposed by the Chilean Antitrust Authority in connection with our combination with Metrópolis Intercom SA in April 2005. These conditions are indefinite and include, among others, (1) prohibiting VTR GlobalCom and its control group from participating, directly or indirectly through a related person, in Chilean satellite or microwave television businesses, (2) prohibiting VTR GlobalCom from obtaining exclusive broadcast rights, except for specific events, and (3) requiring VTR GlobalCom to offer its broadband capacity for resale of internet services on a wholesale basis.

•

Video. The provision of pay television services requires a permit issued by the Ministry. Cable pay television permits are granted for an indefinite term and are non-exclusive, and, because such permits do not involve radio electric spectrum, they are granted without ongoing duties or royalties. We have permits to provide cable pay television services in the major cities, including Santiago, and in most of the medium-sized markets in Chile.

Cable television service providers in Chile are free to define the channels and content included in their services and are not required to carry any specific programming, except as described below. However, CNTV may impose sanctions on providers who are found to have run programming containing excessive violence, pornography or other objectionable content. Pay television operators are directly responsible for violation of such prohibitions. Additionally, the Television Act requires pay television operators to offer a certain quota of cultural content and to distribute public interest campaigns.

The Television Act has been recently amended to establish a retransmission consent regime between broadcast television concessionaires and pay television operators. This regime provides that once a broadcast operator achieves digital coverage of 85% of the population within its concession areas, the broadcast operator may require that pay television operators enter into an agreement for the retransmission of its digital signal. In addition, the Television Act requires that the technical or commercial conditions imposed by broadcast operators not discriminate among pay television operators. Also, the Television Act establishes a must-carry regime requiring pay television operators to distribute up to four local broadcast television channels in each operating area. The channels that must be carried by any particular pay television operator are to be selected by CNTV.

The Chilean Consumer’s Rights Protection Law contains provisions that have been interpreted by Sernac to require that any increase in rates exceeding inflation must be previously accepted and agreed to by subscribers. Although we disagree with this interpretation, in July 2012, we agreed with Sernac to make adjustments to our published rates twice per year to adjust for inflation. In addition, we may once a year propose to existing subscribers additional changes to their rates. If a subscriber does not accept these proposed rate changes, they are permitted to terminate their subscription contract. In addition, the agreement with Sernac establishes the criteria upon which we may modify our channel line-up without the consent of subscribers.

•

Internet. In August 2010, a law on internet neutrality was passed, which prohibits “arbitrary blockings” of legal content, applications or services and the provision of differentiated service conditions according to the origin or ownership of the content or service provided through the internet. Additionally, the law authorizes ISPs to take measures to ensure the privacy of their users and provide virus protection and safety processes over their network, as long as these measures do not infringe antitrust laws. Additional measures were subsequently implemented, including obligations related to consumer information, traffic management policies applied by each ISP and internet quality of service requirements and notices required by law concerning the effective maximum and minimum traffic speeds offered under internet access plans.

In order to protect the constitutional rights of privacy and safety of communications, ISPs are prohibited from undertaking surveillance measures over data content on their networks. Also, special summary proceedings have been created in order to safeguard intellectual property rights against violations committed through networks or digital systems. These proceedings include measures designed to withdraw, disqualify or block infringing content in the ISP’s network or systems. The law also provides for the right of intellectual property owners to judicially request from ISPs the delivery of necessary information to identify the provider of infringing content.

•

Fixed-Line and Mobile Telephony Services. The provision of fixed-line and mobile telephony services requires a public telecommunications service concession. With respect to mobile services, in 2009, SubTel awarded us a license for 30 MHz of spectrum in the 1700/2100 MHz frequency band for the provision of wireless telephony services. The license has a 30-year renewable term. VTR GlobalCom transferred this license to VTR Wireless in 2012. On January 15, 2014, VTR Wireless received a letter from SubTel in which SubTel asserted that VTR Wireless is not in compliance with the terms of such wireless license. SubTel alleged that the terms of the wireless license require VTR Wireless to comply with certain minimum network coverage and traffic levels. We disagree with SubTel’s assertions regarding the terms of the wireless license and have contested such assertions vigorously.

We have concessions to provide fixed-line telephony in most major and medium-sized markets in Chile. Telephony concessions are non-exclusive and have renewable 30-year terms. The original term of our fixed-line telephony concessions expires in November 2025. Long distance telephony services are considered intermediate telecommunications services and, as such, are also regulated by the Ministry. We have concessions to provide this service, which is non-exclusive, for a 30-year renewable term expiring in September 2025. In Chile, fixed-line telephony communications between primary zones were, until recently, domestic long distance calls. In October 2011, SubTel implemented the first phase of a ruling for the elimination of domestic long distance (for calls within the country) and reduced the local exchange zones from 24 to 13. On November 6, 2013, Law N°20,704 was enacted to provide for the complete elimination of domestic long distance calls. In August 2014, SubTel completed the process of unifying Chile into a single telephone service primary zone. We believe this new system may benefit VTR GlobalCom along with the Chilean fixed-line market as a whole in relation to VTR GlobalCom’s mobile telephony competition by providing fixed-line subscribers the ability to make phone calls throughout Chile without incurring long-distance charges, thereby making VTR GlobalCom’s fixed-line telephony services more attractive.

There are no universal service obligations in Chile. However, local service concessionaires are obligated to provide telephony service to all customers that are within their service area or are willing to pay for an extension to receive service. All local service providers, including VTR GlobalCom, must give long distance telephony service providers equal access to their network connections at regulated prices and must interconnect with all other public services concessionaires whose systems are technically compatible.

As a general rule, fixed-line telephony service providers are free to establish the rates directly charged to their customers, unless the Chilean Antitrust Authority concludes that due to a lack of sufficient competition in the market, rates should be fixed by SubTel. However, SubTel sets the maximum rates that may be charged by each operator for interconnect charges, access charges between operators for calls originating on one network that are completed through connections with one or more networks of other providers, and charges for network unbundling services. Rate regulation on interconnection charges is applicable to all fixed-line and mobile telephony companies, including VTR GlobalCom and VTR Wireless. The determination of the maximum rates that may be charged by operators for their fixed-line or mobile services are made on a case-by-case basis by SubTel and are effective for five years. In September 2014, VTR received a tariff proposal from SubTel that would have retroactive effect to June 2012. The tariff proposal represents a significant reduction in the fixed-line interconnection rates currently charged by VTR. VTR is in the process of formulating its objections and comments to the tariff proposal and is unable at this time to reasonably predict the outcome of the tariff setting process. Final resolution of the tariff setting process in Chile is expected to occur during 2015. If the September 2014 tariff proposal was ultimately upheld, including retroactive application to June 2012, VTR would be required to issue credit notes of approximately CLP 6.7 billion ($11.2 million at September 30, 2014) for revenue previously recognized through September 30, 2014.

•	Other Chilean Regulation.

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Bundling. On December 18, 2012, the Chilean Antitrust Authority issued its regulation governing the on-net/off-net pricing practice in the mobile telephone industry and the offering of bundled telecommunication services. Pursuant to the terms of this regulation, as revised by the Chilean Supreme Court, mobile services may be sold jointly with fixed-line services. However, promotional discounts were not permitted for these double play offers. As for traditional bundling over the same platform (e.g., bundled fixed-line services such as our double- and triple-play packages, or bundled mobile services), this regulation provides that such services may be bundled, subject to certain price limitations. These limitations require that the total price for a bundle must be greater than the stand-alone price for the most expensive service included in the bundle. Also, when three or more services are bundled, the price for the bundle must be greater than the sum of the stand-alone prices for each service in the bundle, excluding the lowest priced service.

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Telecommunication Services Proposal. In February 2014, SubTel published a General Telecommunication Services Ruling that regulates the offer of telecommunication services, including voice, internet access, and pay television, either alone or in bundles, from a consumer protection point of view. The new regulation introduced service billing, significant changes in contracts with customers, new requirements regarding compensation in case of service failure, and new rules regarding treatment of customers’ personal information.

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Minimum Standards on Quality of Service and Operation. From August 5 to September 4, 2013, SubTel submitted for public comment a draft of the Technical Fundamental Plan on Maintenance and Public Service Telecommunications Network Managing. This draft seeks to impose minimum standards on quality of service and operation of telecommunications networks, in general, and in some particular services: voice services; text and multimedia messages services; data transmission services; minimum coverage for mobile services; and digital terrestrial television minimum coverage. We are uncertain when SubTel will publish the final version of the plan.

Puerto Rico

We are subject to regulation in Puerto Rico by various governmental entities at the Puerto Rico and the United States federal level, including the FCC. The Puerto Rico Telecommunications Regulatory Board (TRB), which was established in 1996, has primary regulatory jurisdiction in Puerto Rico at the local level and is responsible for awarding franchises to cable operators for the provision of cable service in Puerto Rico and regulating cable television and telecommunications services.

Our business is subject to comprehensive regulation under the Communications Act of 1934, as amended (the Communications Act), which regulates communication, telecommunication and cable television services. The Communications Act also provides the general legal framework for, among other things, the installation, operation and provision of telephone services, services related to interconnection between telephone carriers, and television, radio, cable television and direct broadcast satellite, or DBS, services.

The FCC and/or the TRB have the authority to impose sanctions, including warnings, fines, license revocations and, in certain specific cases, termination of the franchise, although license revocation and franchise termination are rare. The Communications Act specifies causes for the termination of an operator’s FCC license, including, for example, the failure to comply with license requirements and conditions or to pay fines or fees in a timely manner. Such sanctions can be appealed to, and reviewed by, the Puerto Rican courts and the United States federal courts.

In Puerto Rico, antitrust regulation is governed by the Sherman Act, other federal antitrust legislation, and the Puerto Rico Anti-Monopoly Law. In particular, the Sherman Act sets conditions to and approves certain business combinations and seeks to prevent anti-competitive practices, among other things. See “— Legal Proceedings — Liberty Puerto Rico Matter.” The Puerto Rico Anti-Monopoly Law substantially parallels the Sherman Act and authorizes the Puerto Rico Department of Justice to investigate and impose competition-related conditions on transactions.

Puerto Rico Law 5 of 1973, as amended, created the Puerto Rico Department of Consumer Affairs (DACO), which regulates marketing campaigns, publicity, and breach of service contracts, and prohibits false advertising. The Puerto Rico Telecommunications Act of 1996 (Law 213), which created the TRB, requires that rates for telecommunication services be cost-based, prevents cross-subsidies, and focuses on encouraging, preserving, and enforcing competition in the cable and telecommunications markets. Although Law 213 does not require us to obtain any approval of rate increases for cable television or telecommunication services, any such increases must be in compliance with Law 213’s requirements, including prior pro forma notification to the TRB before such increases take effect.

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Video. The provision of cable television services requires a franchise issued by the TRB. Franchises are subject to termination proceedings in the event of a material breach or failure to comply with certain provisions set forth in the franchise agreement governing a franchisee’s system operations, although such terminations are rare. In addition, franchises require payment of a franchise fee as a requirement to the grant of authority. Franchises establish comprehensive facilities and service requirements, as well as specific customer service standards and monetary penalties for non-compliance. Franchises are generally granted for fixed terms of up to ten years and must be periodically renewed.

Our pay television service is subject to, among other things, subscriber privacy regulations and must-carry and retransmission consent rights of broadcast stations. The Communications Act and FCC rules govern aspects of the carriage relationship between broadcast television stations and cable companies. To ensure that every qualifying local television station can be received in its local market without requiring a cable subscriber to switch between cable and off-air signals, the FCC allows every qualifying full-power television broadcast station to require that all local cable systems transmit that station’s primary digital channel to their subscribers within the station’s market (the “must carry” rule) pursuant to the Cable Television Consumer Protection and Competition Act of 1992. Alternatively, a station may elect every three years to forego its must carry rights and seek a negotiated agreement to establish the terms of its carriage by a local cable company, referred to as retransmission consent.

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Internet. We offer high-speed internet access throughout our entire footprint. The FCC has classified high-speed internet service as an “information service,” which the FCC traditionally has not regulated. However, a number of challenges have been raised to this position, including with respect to net neutrality and privacy, and as the significance of the internet continues to expand, the federal government and local governments may seek to pass laws and adopt rules and regulations, or apply existing laws and regulations to the internet (including internet access services). In 2010, the FCC adopted rules in its net neutrality proceeding that require all broadband providers to disclose network management practices, restrict broadband providers from blocking internet content and applications, and prohibit fixed broadband providers from engaging in unreasonable discrimination in transmitting lawful network traffic. On January 14, 2014, the United States Court of Appeals for the District of Columbia Circuit vacated the anti-discrimination and anti-blocking rules, but upheld the disclosure rule. On May 15, 2014, the FCC issued a Notice of Proposed Rulemaking (Notice) regarding new net neutrality rules in which the FCC proposes, among other things, to retain the definitions and scope of the 2010 rules, enhance the disclosure rule, and require broadband providers to comply with an enforceable legal standard of commercially reasonable practices. The Notice also seeks comment regarding whether certain practices, such as paid prioritization for content application and service providers, should be prohibited. The FCC intends to adopt revised net neutrality rules this year. Any impact these revised rules, or the challenges to the FCC’s current regulatory treatment of high-speed internet service, may have on our business is unclear. As described above and in the following bullet, the FCC has imposed regulatory obligations on VoIP and facilities-based broadband internet access providers.

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Voice Services. We offer voice services, including both circuit-switched telephony and VoIP. Our circuit-switched telephony services are subject to FCC and local regulations regarding the quality and technical aspects of service. All local telecommunications providers, including us, are obligated to provide telephony service to all customers within the service area, subject to certain exceptions under FCC rules and regulations, and must give long distance telephony service providers equal access to their network. Under the Communications Act, competitive local exchange carriers (CLECs), like us, may require interconnection with the incumbent local exchange carrier (ILEC), and the ILEC must negotiate a reasonable and nondiscriminatory interconnection agreement with the CLEC, requiring the ILEC to interconnect with the CLEC at any technically feasible point within the ILEC’s network, provide access to unbundled network elements (UNE) of the ILEC’s network, offer for resale at wholesale rates any telecommunication services the ILEC provides to its own retail clients, and allow physical collocation of the CLEC’s equipment in the ILEC’s facilities to permit interconnection or access to UNE services. Therefore, we have the right to interconnect with the incumbent local exchange carrier, PRT. We have negotiated an interconnection agreement with PRT, and the technical process leading to physical interconnection is underway between personnel of both companies.

All of our circuit-switched telephony and VoIP services are subject to a charge for the Federal Universal Service Fund (USF), which is a fund created under the Communications Act to subsidize telecommunications services in high-cost areas and provide telecommunications services for low-income families. The FCC has redirected the USF to support broadband deployment in high-cost areas. In addition, our circuit-switched telephony and VoIP services are subject to a charge for a local Puerto Rico Universal Service Fund, which was created by law to subsidize telecommunications services for low-income families under the Federal USF Lifeline and Link-Up programs.

Intercarrier compensation is the payment framework that governs how carriers compensate each other for the exchange of intrastate, interstate and international traffic. On November 18, 2011, the FCC adopted the Connect America Fund, Universal Service Fund, and Intercarrier Compensation Order (the CAF Order) to reform intercarrier compensation. Pursuant to the CAF Order, intercarrier compensation will be phased out over a multiyear transition period, starting in July 2012, subject to certain limited exceptions. On May 23, 2014, the United States Court of Appeals for the Tenth Circuit affirmed the CAF Order. This phase-out will have no immediate impact on us, as we currently do not pay any intercarrier compensation or receive any revenue from intercarrier compensation, since we connect to the public switched telephone network through a private traffic exchange agreement with a third party.

The FCC has imposed regulatory obligations on VoIP services, including that interconnected VoIP providers and facilities-based broadband internet access providers must comply with the Communications Assistance for Law Enforcement Act (CALEA), which requires carriers to provide certain assistance to federal law enforcement authorities. The FCC has also ruled that VoIP providers are required to offer basic and enhanced 911 emergency calling services, which requires disclosure to all VoIP customers. VoIP providers are also subject to federal USF payment obligations and customer proprietary network information (CPNI) rules related to customer privacy.

Employees

As of September 30, 2014, our Latin American operations had an aggregate of approximately 3,670 full-time equivalent employees. Approximately 39.1% of our approximately 3,000 full-time equivalent employees in Chile belong to one of eight unions and approximately 13% of our approximately 670 full-time equivalent employees in Puerto Rico belong to one union. We believe that our relations with our employees and unions are good.

Properties

We own or lease the facilities necessary for the operation of our business in Latin America, including office space, transponder space, broadband facilities, other technical support and engineering space, customer service space, network center space and other property (including cable television and telecommunication distribution equipment, telecommunication switches and customer services equipment) necessary for our operations. The physical components of our broadband network require maintenance and periodic upgrades to support the new services and products they introduce. Subject to these maintenance and upgrade activities, we believe that our facilities meet our present needs and that our properties are generally well maintained and suitable for their intended use. We believe that we generally have sufficient space to satisfy the demand for our products in the foreseeable future, but we maintain flexibility to move certain operations to alternative premises.

Arrangements with Minority Interest Holder in Liberty Puerto Rico

We indirectly own 60% of Liberty Puerto Rico, while certain investment funds affiliated with Searchlight Capital Partners, L.P. (collectively, Searchlight) indirectly own the remaining 40%. We and Searchlight are party to certain agreements that provide the terms of the governance and ownership of Liberty Puerto Rico and certain of its parent and managing entities. Under these agreements, Liberty Puerto Rico is indirectly managed by a five-member board of managers, currently with three members appointed by us and two members appointed by Searchlight. Although most matters relating to Liberty Puerto Rico are decided by a simple majority of the managers, certain material matters, such as certain acquisitions or mergers, a sale of Liberty Puerto Rico or its parent and managing entities, the incurrence of debt, large expenditures and issuances of equity interests in Liberty Puerto Rico’s parent and managing entities, among others, require the approval of at least one manager appointed by us and at least one manager appointed by Searchlight, giving each of us and Searchlight a blocking right on material matters. We and Searchlight have customary preemptive rights with respect to future issuances of equity interests in Liberty Puerto Rico and its indirect sole member and the general partner of its indirect sole member (the parent entities) that entitle us to maintain our current ownership percentage in those entities, and are also subject to restrictions on transfers of our respective ownership interests, such as customary rights of first offer and tag-along rights of the non-transferring party.

In addition to the above, we and Searchlight each have certain liquidity rights. At any time, we may force a sale of Liberty Puerto Rico or its parent entities, subject to certain conditions, including a right of first offer in favor of Searchlight, among others. After September 24, 2017, so long as Searchlight owns at least 20% of Liberty Puerto Rico’s parent entities, Searchlight may force a sale of Liberty Puerto Rico or its parent entities, subject to certain conditions, including, among others, our right of first offer and our ability to stop a forced sale and instead conduct a dividend recapitalization in which Searchlight would receive cash.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising out of our operations in Latin America in the normal course of business. Set forth below is a description of certain legal proceedings involving the businesses to be attributed to the LiLAC Group. In view of the inherent difficulty of predicting the outcome of legal matters, we cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to any such pending matter may be.

TVN

Cable television providers in Chile, including VTR GlobalCom, have historically retransmitted programming from public broadcasters without paying any fees to the broadcasters for such retransmission. Certain broadcasters have filed lawsuits against VTR GlobalCom claiming that by retransmitting their signals, VTR GlobalCom has violated the broadcasters’ intellectual property rights or Chilean antitrust laws. In 2003, two major broadcasters, including Televisión Nacional de Chile (TVN), filed a lawsuit against VTR GlobalCom claiming that VTR GlobalCom’s retransmission of the broadcasters’ signals violated their intellectual property rights. The lower court dismissed these claims in 2006, and the Court of Appeals of Santiago confirmed the lower court’s decision finding that no compensation or authorization was required as long as VTR GlobalCom retransmits the signal simultaneously, without modifying it, and in the same geographic area where the over-the-air signal is transmitted. On June 3, 2013, the Chilean Supreme Court of Justice ratified this decision. In 2010, TVN filed a second lawsuit (the Second TVN Lawsuit) against VTR GlobalCom claiming that VTR GlobalCom was not authorized to retransmit TVN’s experimental HD signal. On July 17, 2012, the first instance tribunal ruled in favor of TVN in the Second TVN Lawsuit and ordered VTR GlobalCom (i) to stop retransmitting TVN’s HD signal (DTT signal) and (ii) to pay damages, which would be established at the time of enforcing the judgment. VTR GlobalCom appealed the ruling of the first instance tribunal and, on October 27, 2014, the Court of Appeals of Santiago confirmed the ruling of the first instance tribunal in the Second TVN Lawsuit. Accordingly, VTR GlobalCom will cease transmitting TVN’s DTT signal by the end of 2014. VTR GlobalCom believes that its retransmission of TVN’s DTT signal complies with applicable law and has filed an appeal of the Court of Appeals’ decision with the Chilean Supreme Court. We expect a decision on the appeal during the second half of 2015.

On January 6, 2014, VTR GlobalCom was notified of a third lawsuit filed against it by TVN (the Third TVN Lawsuit), requesting termination of a 1996 contract between TVN and VTR GlobalCom based on VTR GlobalCom’s alleged unauthorized retransmission of TVN’s analogue signal, with the amount of damages to be determined at a later date. On January 27, 2014, we filed our answer denying all of the claims made in the Third TVN Lawsuit.

VTR GlobalCom believes that the Third TVN Lawsuit is without merit and intends to defend itself vigorously. We are not in a position to reasonably estimate the range of loss that might be incurred by VTR GlobalCom in the event of an unfavorable outcome in the Second TVN Lawsuit or the Third TVN Lawsuit because, among other matters (including that, with respect to the Third TVN Lawsuit, the discovery phase has not commenced), the amount of damages has not been specified and we cannot predict the final outcome of these proceedings.

Liberty Puerto Rico Matter

In November 2012, we completed a business combination that resulted in, among other things, the combination of our then operating subsidiary in Puerto Rico with San Juan Cable, LLC dba OneLink Communications (OneLink). In connection with this transaction (the OneLink Acquisition), Liberty Puerto Rico, as the surviving entity, became a party to certain claims asserted by the incumbent telephone operator against OneLink based on alleged conduct of OneLink that occurred prior to the OneLink Acquisition (the PRTC Claim), including a claim that OneLink acted in an anticompetitive manner in connection with a series of legal and regulatory proceedings it initiated against the ILEC in Puerto Rico beginning in 2009. In December 2013, an additional claim was asserted against OneLink alleging harm to consumers based on the purported conduct of OneLink that formed the basis for the PRTC Claim. The claimant in the December 2013 action sought to join the PRTC Claim as a representative of the entire class of consumers who are alleged to have suffered harm as a result of the purported OneLink conduct. In February 2014, the court ruled that the December 2013 action could not be joined with the PRTC Claim. The court ruling did not preclude the claimant from pursuing a class action claim in a separate action. In March 2014, the claimant in the December 2013 claim filed a separate class action claim in Puerto Rico (the Class Action Claim) substantially similar to the claims asserted in the December 2013 claim. The former owners of OneLink have partially indemnified us for any losses we may incur in connection with the PRTC Claim up to a specified maximum amount. However, the indemnity does not cover any potential losses resulting from the Class Action Claim. Liberty Puerto Rico has recorded a provision and a related indemnification asset representing its best estimate of the net loss that it may incur upon the ultimate resolution of the PRTC Claim. While Liberty Puerto Rico expects that the net amount required to satisfy these contingencies will not materially differ from the estimated amount it has accrued, no assurance can be given that the ultimate resolution of these matters will not have an adverse impact on our results of operations, cash flows or financial position in any given period.

ANNEX F

Unless otherwise defined herein, the capitalized terms used in this Annex F are defined in the notes to our September 30, 2014 condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (the September 30, 2014 Quarterly Report) and the consolidated financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 2013 (the 2013 Annual Report), as applicable. The financial information presented herein should be read in conjunction with the financial information and related discussion and analysis included in our September 30, 2014 Quarterly Report and our 2013 Annual Report. In the following text, the terms “we,” “our,” “our company” and “us” may refer, as the context requires, to Liberty Global (or its predecessor) or collectively to Liberty Global (or its predecessor) and its subsidiaries.

ATTRIBUTED FINANCIAL INFORMATION

The following tables present our assets, liabilities, revenue, expenses and cash flows that are intended to track and reflect the separate economic performance of the businesses and assets of (i) our operations in Latin America and the Caribbean (collectively, the LiLAC Group) as further described in note 1 to our September 30, 2014 attributed financial information and (ii) all of our other businesses, assets and liabilities not specifically allocated to the LiLAC Group (the Liberty Global Group). The attributed financial information presented herein has been prepared assuming this attribution had been completed as of January 1, 2011. However, this attribution of historical financial information does not necessarily represent the actual results and balances that would have occurred if such attribution had actually been in place during the periods presented.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Liberty Global Group and the LiLAC Group, our tracking share capital structure will not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries each continue to be responsible for our respective liabilities. Holders of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares (collectively, the Liberty Global Ordinary Shares), LiLAC Class A Ordinary Shares, LiLAC Class B Ordinary Shares and LiLAC Class C Ordinary Shares (collectively, the LiLAC Ordinary Shares) and any other shares in the capital of Liberty Global designated as ordinary shares from time to time will continue to be subject to risks associated with an investment in Liberty Global as a whole, even if a holder does not own both Liberty Global Ordinary Shares and LiLAC Ordinary Shares. The issuance of LiLAC Ordinary Shares does not affect the rights of our creditors.

LIBERTY GLOBAL PLC

ATTRIBUTED BALANCE SHEET INFORMATION

September 30, 2014

(unaudited)

	Attributed to:
	Liberty Global Group	LiLAC Group	Inter-group eliminations	Consolidated Liberty Global
	in millions
ASSETS
Current assets:
Cash and cash equivalents	$883.8	$71.1	$—	$954.9
Trade receivables, net	1,227.6	117.7	—	1,345.3
Derivative instruments (note 2)	456.6	1.5	—	458.1
Deferred income taxes	291.8	78.0	—	369.8
Prepaid expenses	217.4	15.5	—	232.9
Other current assets (note 6)	235.2	164.8	(134.6)	265.4

Total current assets	3,312.4	448.6	(134.6)	3,626.4
Investments	4,529.7	—	—	4,529.7
Property and equipment, net	21,285.2	834.4	—	22,119.6
Goodwill	21,602.5	793.4	—	22,395.9
Intangible assets subject to amortization, net	4,742.4	73.0	—	4,815.4
Other assets, net (notes 2 and 6)	4,052.0	711.6	(10.6)	4,753.0

Total assets	$59,524.2	$2,861.0	$(145.2)	$62,240.0

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (note 6)	$945.6	$75.5	$(3.1)	$1,018.0
Deferred revenue and advance payments from subscribers and others	1,150.5	43.6	—	1,194.1
Current portion of debt and capital lease obligations (note 3)	1,668.3	0.7	—	1,669.0
Derivative instruments (note 2)	1,155.8	40.4	—	1,196.2
Accrued interest	553.0	28.7	—	581.7
Accrued programming and copyright fees	344.7	26.4	—	371.1
Other accrued and current liabilities (note 6)	2,365.2	185.7	(131.5)	2,419.4

Total current liabilities	8,183.1	401.0	(134.6)	8,449.5
Long-term debt and capital lease obligations (notes 3 and 6)	37,400.8	2,072.9	(9.9)	39,463.8
Other long-term liabilities (note 2)	3,817.3	202.9	(0.7)	4,019.5

Total liabilities	49,401.2	2,676.8	(145.2)	51,932.8

Equity attributable to Liberty Global shareholders	10,803.8	135.2	—	10,939.0
Noncontrolling interests	(680.8)	49.0	—	(631.8)

Total equity	10,123.0	184.2	—	10,307.2

Total liabilities and equity	$59,524.2	$2,861.0	$(145.2)	$62,240.0

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION

Three months ended September 30, 2014

(unaudited)

	Attributed to:
	Liberty Global Group	LiLAC Group	Consolidated Liberty Global
	in millions
Revenue	$4,197.2	$300.0	$4,497.2

Operating costs and expenses:
Operating (other than depreciation and amortization) (including share-based compensation)	1,525.5	134.2	1,659.7
SG&A (including share-based compensation) (notes 1 and 5)	750.3	49.7	800.0
Depreciation and amortization	1,259.4	54.1	1,313.5
Impairment, restructuring and other operating items, net	18.5	1.8	20.3

	3,553.7	239.8	3,793.5

Operating income	643.5	60.2	703.7

Non-operating income (expense):
Interest expense	(581.1)	(36.2)	(617.3)
Interest and dividend income	12.4	0.8	13.2
Realized and unrealized gains on derivative instruments, net (note 2)	377.3	150.6	527.9
Foreign currency transaction losses, net	(271.9)	(103.9)	(375.8)
Realized and unrealized gains due to changes in fair values of certain investments, net	92.2	—	92.2
Losses on debt modification and extinguishment, net	(0.1)	(9.5)	(9.6)
Other expense, net	(12.8)	(0.2)	(13.0)

	(384.0)	1.6	(382.4)

Earnings before income taxes	259.5	61.8	321.3
Income tax expense (note 4)	(143.5)	(2.1)	(145.6)

Net earnings	116.0	59.7	175.7
Net earnings attributable to noncontrolling interests	(18.1)	(0.5)	(18.6)

Net earnings attributable to Liberty Global shareholders	$97.9	$59.2	$157.1

Net earnings	$116.0	$59.7	$175.7

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	(811.6)	22.7	(788.9)
Reclassification adjustments included in net earnings	0.3	—	0.3
Other	(0.1)	—	(0.1)

Other comprehensive earnings (loss)	(811.4)	22.7	(788.7)

Comprehensive earnings (loss)	(695.4)	82.4	(613.0)
Comprehensive earnings attributable to noncontrolling interests	(18.2)	(0.5)	(18.7)

Comprehensive earnings (loss) attributable to Liberty Global shareholders	$(713.6)	$81.9	$(631.7)

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION

Three months ended September 30, 2013

(unaudited)

	Attributed to:
	Liberty Global Group	LiLAC Group	Inter-group eliminations	Consolidated Liberty Global
	in millions
Revenue	$3,957.3	$319.5	$(0.3)	$4,276.5

Operating costs and expenses:
Operating (other than depreciation and amortization) (including share-based compensation)	1,492.1	154.8	(0.3)	1,646.6
SG&A (including share-based compensation) (notes 1 and 5)	686.6	52.9	—	739.5
Depreciation and amortization	1,268.9	112.4	—	1,381.3
Release of litigation provision	(146.0)	—	—	(146.0)
Impairment, restructuring and other operating items, net	43.1	90.8	—	133.9

	3,344.7	410.9	(0.3)	3,755.3

Operating income (loss)	612.6	(91.4)	—	521.2

Non-operating income (expense):
Interest expense (note 6)	(614.8)	(20.6)	5.4	(630.0)
Interest and dividend income (note 6)	66.8	0.6	(5.4)	62.0
Realized and unrealized losses on derivative instruments, net (note 2)	(867.2)	(8.2)	—	(875.4)
Foreign currency transaction gains, net	248.0	10.0	—	258.0
Realized and unrealized gains due to changes in fair values of certain investments, net	80.8	—	—	80.8
Losses on debt modification and extinguishment, net	(0.7)	—	—	(0.7)
Other expense, net	(2.8)	(0.7)	—	(3.5)

	(1,089.9)	(18.9)	—	(1,108.8)

Loss from continuing operations before income taxes	(477.3)	(110.3)	—	(587.6)
Income tax benefit (expense) (note 4)	(252.8)	29.6	—	(223.2)

Loss from continuing operations	(730.1)	(80.7)	—	(810.8)
Loss from discontinued operation, net of taxes	(10.8)	—	—	(10.8)

Net loss	(740.9)	(80.7)	—	(821.6)
Net loss (earnings) attributable to noncontrolling interests	(27.3)	18.8	—	(8.5)

Net loss attributable to Liberty Global shareholders	$(768.2)	$(61.9)	$—	$(830.1)

Net loss	$(740.9)	$(80.7)	$—	$(821.6)

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	1,087.7	(18.9)	—	1,068.8

Comprehensive earnings (loss)	346.8	(99.6)	—	247.2
Comprehensive loss (earnings) attributable to noncontrolling interests	(28.1)	22.6	—	(5.5)

Comprehensive earnings (loss) attributable to Liberty Global shareholders	$318.7	$(77.0)	$—	$241.7

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION

Nine months ended September 30, 2014

(unaudited)

	Attributed to:
	Liberty Global Group	LiLAC Group	Inter-group eliminations	Consolidated Liberty Global
	in millions
Revenue	$12,726.8	$906.4	$(0.1)	$13,633.1

Operating costs and expenses:
Operating (other than depreciation and amortization) (including share-based compensation)	4,671.9	405.9	(0.1)	5,077.7
SG&A (including share-based compensation) (notes 1 and 5)	2,196.1	158.9	—	2,355.0
Depreciation and amortization	3,926.0	158.0	—	4,084.0
Impairment, restructuring and other operating items, net	152.1	9.4	—	161.5

	10,946.1	732.2	(0.1)	11,678.2

Operating income	1,780.7	174.2	—	1,954.9

Non-operating income (expense):
Interest expense (note 6)	(1,807.3)	(106.0)	0.7	(1,912.6)
Interest and dividend income (note 6)	27.1	2.8	(0.7)	29.2
Realized and unrealized gains (losses) on derivative instruments, net (note 2)	(203.1)	25.8	—	(177.3)
Foreign currency transaction losses, net	(350.4)	(82.6)	—	(433.0)
Realized and unrealized gains due to changes in fair values of certain investments, net	189.4	—	—	189.4
Losses on debt modification and extinguishment, net	(72.0)	(11.5)	—	(83.5)
Other expense, net	(16.5)	(0.9)	—	(17.4)

	(2,232.8)	(172.4)	—	(2,405.2)

Earnings (loss) from continuing operations before income taxes	(452.1)	1.8	—	(450.3)
Income tax expense (note 4)	(25.3)	(2.7)	—	(28.0)

Loss from continuing operations	(477.4)	(0.9)	—	(478.3)

Discontinued operation:
Earnings from discontinued operation, net of taxes	0.8	—	—	0.8
Gain on disposal of discontinued operation, net of taxes	332.7	—	—	332.7

	333.5	—	—	333.5

Net loss	(143.9)	(0.9)	—	(144.8)
Net loss (earnings) attributable to noncontrolling interests	(28.9)	2.1	—	(26.8)

Net earnings (loss) attributable to Liberty Global shareholders	$(172.8)	$1.2	$—	$(171.6)

Net loss	$(143.9)	$(0.9)	$—	$(144.8)

Other comprehensive loss, net of taxes:
Foreign currency translation adjustments	(225.9)	(88.0)	—	(313.9)
Reclassification adjustments included in net loss	64.5	—	—	64.5
Other	(0.1)	—	—	(0.1)

Other comprehensive loss	(161.5)	(88.0)	—	(249.5)

Comprehensive loss	(305.4)	(88.9)	—	(394.3)
Comprehensive loss (earnings) attributable to noncontrolling interests	(52.7)	25.6	—	(27.1)

Comprehensive loss attributable to Liberty Global shareholders	$(358.1)	$(63.3)	$—	$(421.4)

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION

Nine months ended September 30, 2013

(unaudited)

	Attributed to:
	Liberty Global Group	LiLAC Group	Inter-group eliminations	Consolidated Liberty Global
	in millions
Revenue	$9,037.4	$969.8	$(1.0)	$10,006.2

Operating costs and expenses:
Operating (other than depreciation and amortization) (including share-based compensation)	3,241.9	470.6	(1.0)	3,711.5
SG&A (including share-based compensation) (notes 1 and 5)	1,653.1	170.8	—	1,823.9
Depreciation and amortization	2,635.9	285.8	—	2,921.7
Release of litigation provision	(146.0)	—	—	(146.0)
Impairment, restructuring and other operating items, net	106.4	94.2	—	200.6

	7,491.3	1,021.4	(1.0)	8,511.7

Operating income (loss)	1,546.1	(51.6)	—	1,494.5

Non-operating income (expense):
Interest expense (note 6)	(1,599.4)	(60.8)	16.3	(1,643.9)
Interest and dividend income (note 6)	124.9	2.1	(16.3)	110.7
Realized and unrealized gains (losses) on derivative instruments, net (note 2)	(688.1)	4.8	—	(683.3)
Foreign currency transaction gains (losses), net	229.4	(16.4)	—	213.0
Realized and unrealized gains due to changes in fair values of certain investments, net	345.4	—	—	345.4
Losses on debt modification and extinguishment, net	(170.7)	—	—	(170.7)
Other expense, net	(4.2)	(2.5)	—	(6.7)

	(1,762.7)	(72.8)	—	(1,835.5)

Loss from continuing operations before income taxes	(216.6)	(124.4)	—	(341.0)
Income tax benefit (expense) (note 4)	(461.0)	24.2	—	(436.8)

Loss from continuing operations	(677.6)	(100.2)	—	(777.8)
Loss from discontinued operation, net of taxes	(13.2)	—	—	(13.2)

Net loss	(690.8)	(100.2)	—	(791.0)
Net loss (earnings) attributable to noncontrolling interests	(78.0)	26.3	—	(51.7)

Net loss attributable to Liberty Global shareholders	$(768.8)	$(73.9)	$—	$(842.7)

Net loss	$(690.8)	$(100.2)	$—	$(791.0)

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	655.0	(65.5)	—	589.5
Reclassification adjustments included in net loss	0.2	—	—	0.2
Other	0.2	—	—	0.2

Other comprehensive earnings (loss)	655.4	(65.5)	—	589.9

Comprehensive loss	(35.4)	(165.7)	—	(201.1)
Comprehensive loss (earnings) attributable to noncontrolling interests	(79.5)	36.5	—	(43.0)

Comprehensive loss attributable to Liberty Global shareholders	$(114.9)	$(129.2)	$—	$(244.1)

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION

Nine months ended September 30, 2014

(unaudited)

	Attributed to:
	Liberty Global Group	LiLAC Group	Inter-group eliminations	Consolidated Liberty Global
	in millions
Cash flows from operating activities:
Net loss	$(143.9)	$(0.9)	$—	$(144.8)
Earnings from discontinued operation	(333.5)	—	—	(333.5)

Loss from continuing operations	(477.4)	(0.9)	—	(478.3)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities:
Share-based compensation expense	176.1	6.5	—	182.6
Depreciation and amortization	3,926.0	158.0	—	4,084.0
Impairment, restructuring and other operating items, net	152.1	9.4	—	161.5
Amortization of deferred financing costs and non-cash interest accretion	61.1	2.5	—	63.6
Realized and unrealized losses (gains) on derivative instruments, net	203.1	(25.8)	—	177.3
Foreign currency transaction losses, net	350.4	82.6	—	433.0
Realized and unrealized gains due to changes in fair values of certain investments, net	(189.4)	—	—	(189.4)
Losses on debt modification and extinguishment, net	72.0	11.5	—	83.5
Deferred income tax benefit	(218.8)	(24.4)	—	(243.2)
Changes in operating assets and liabilities, net of the effects of acquisitions and dispositions	(188.0)	(16.5)	—	(204.5)
Net cash used by operating activities of discontinued operation	(9.6)	—	—	(9.6)

Net cash provided by operating activities	3,857.6	202.9	—	4,060.5

Cash flows from investing activities:
Capital expenditures	(1,870.7)	(175.6)	—	(2,046.3)
Investments in and loans to affiliates and others	(993.4)	(10.7)	9.9	(994.2)
Proceeds received upon disposition of discontinued operation, net of disposal costs	988.5	—	—	988.5
Cash paid in connection with acquisitions, net of cash acquired	(34.5)	—	—	(34.5)
Sale of related-party receivable	441.8	—	(441.8)	—
Other investing activities, net	(6.2)	0.9	—	(5.3)
Net cash used by investing activities of discontinued operation	(3.8)	—	—	(3.8)

Net cash used by investing activities	$(1,478.3)	$(185.4)	$(431.9)	$(2,095.6)

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION — (Continued)

Nine months ended September 30, 2014

(unaudited)

	Attributed to:
	Liberty Global Group	LiLAC Group	Inter-group eliminations	Consolidated Liberty Global
	in millions
Cash flows from financing activities:
Repayments and repurchases of debt and capital lease obligations	$(6,728.2)	$(125.4)	$—	$(6,853.6)
Borrowings of debt	4,410.3	44.9	—	4,455.2
Repurchase of Liberty Global shares	(961.0)	—	—	(961.0)
Payment of financing costs and debt premiums	(148.7)	(42.3)	—	(191.0)
Net cash paid related to derivative instruments	(109.3)	(37.4)	—	(146.7)
Inter-group receipts (payments), net	(471.3)	39.4	431.9	—
Other financing activities, net	14.5	4.3	—	18.8
Net cash used by financing activities of discontinued operation	(1.2)	—	—	(1.2)

Net cash used by financing activities	(3,994.9)	(116.5)	431.9	(3,679.5)

Effect of exchange rate changes on cash	(27.5)	(4.9)	—	(32.4)
Net decrease in cash and cash equivalents:
Continuing operations	(1,628.5)	(103.9)	—	(1,732.4)
Discontinued operation	(14.6)	—	—	(14.6)

Net decrease in cash and cash equivalents	(1,643.1)	(103.9)	—	(1,747.0)
Cash and cash equivalents:
Beginning of period	2,526.9	175.0	—	2,701.9

End of period	$883.8	$71.1	$—	$954.9

Cash paid for interest — continuing operations	$1,779.0	$79.7	$(3.1)	$1,855.6

Net cash paid for taxes:
Continuing operations	$38.9	$28.9	$—	$67.8
Discontinued operation	2.2	—	—	2.2

Total	$41.1	$28.9	$—	$70.0

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION

Nine months ended September 30, 2013

(unaudited)

	Attributed to:
	Liberty Global Group	LiLAC Group	Inter-group eliminations	Consolidated Liberty Global
	in millions
Cash flows from operating activities:
Net loss	$(690.8)	$(100.2)	$—	$(791.0)
Loss from discontinued operation	13.2	—	—	13.2

Loss from continuing operations	(677.6)	(100.2)	—	(777.8)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities:
Share-based compensation expense	214.3	3.6	—	217.9
Depreciation and amortization	2,635.9	285.8	—	2,921.7
Release of litigation provision	(146.0)	—	—	(146.0)
Impairment, restructuring and other operating items, net	106.4	94.2	—	200.6
Amortization of deferred financing costs and non-cash interest accretion	53.8	2.0	—	55.8
Realized and unrealized losses (gains) on derivative instruments, net	688.1	(4.8)	—	683.3
Foreign currency transaction losses (gains), net	(229.4)	16.4	—	(213.0)
Realized and unrealized gains due to changes in fair values of certain investments, net of dividends	(344.4)	—	—	(344.4)
Losses on debt modification and extinguishment, net	170.7	—	—	170.7
Deferred income tax expense (benefit)	222.3	(49.8)	—	172.5
Changes in operating assets and liabilities, net of the effects of acquisitions and dispositions	(453.7)	(35.8)	—	(489.5)
Net cash provided by operating activities of discontinued operation	14.2	—	—	14.2

Net cash provided by operating activities	2,254.6	211.4	—	2,466.0

Cash flows from investing activities:
Cash paid in connection with acquisitions, net of cash acquired	(4,068.2)	—	—	(4,068.2)
Capital expenditures	(1,592.0)	(199.0)	—	(1,791.0)
Investments in and loans to affiliates and others	(1,329.2)	(2.5)	(4.7)	(1,336.4)
Other investing activities, net	(49.6)	0.4	—	(49.2)
Net cash used by investing activities of discontinued operation	(8.4)	—	—	(8.4)

Net cash used by investing activities	$(7,047.4)	$(201.1)	$(4.7)	$(7,253.2)

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION — (Continued)

Nine months ended September 30, 2013

(unaudited)

	Attributed to:
	Liberty Global Group	LiLAC Group	Inter-group eliminations	Consolidated Liberty Global
	in millions
Cash flows from financing activities:
Borrowings of debt	$9,222.8	$31.8	$—	$9,254.6
Repayments and repurchases of debt and capital lease obligations	(7,815.7)	(7.8)	—	(7,823.5)
Decrease in restricted cash related to the Virgin Media Acquisition	3,594.4	—	—	3,594.4
Decrease in restricted cash related to the Telenet Tender	1,539.7	—	—	1,539.7
Repurchase of Liberty Global and LGI shares	(860.7)	—	—	(860.7)
Net cash received related to derivative instruments	537.0	—	—	537.0
Distributions by subsidiaries to noncontrolling interests	(512.9)	(20.3)	—	(533.2)
Purchase of additional Telenet shares	(457.7)	—	—	(457.7)
Payment of financing costs and debt premiums	(355.1)	(1.0)	—	(356.1)
Inter-group receipts (payments), net	14.7	(19.4)	4.7	—
Other financing activities, net	(10.4)	15.1	—	4.7
Net cash used by financing activities of discontinued operation	(6.4)	—	—	(6.4)

Net cash provided (used) by financing activities	4,889.7	(1.6)	4.7	4,892.8

Effect of exchange rate changes on cash:
Continuing operations	65.2	(2.7)	—	62.5
Discontinued operation	(0.5)	—	—	(0.5)

Total	64.7	(2.7)	—	62.0

Net increase (decrease) in cash and cash equivalents:
Continuing operations	162.7	6.0	—	168.7
Discontinued operation	(1.1)	—	—	(1.1)

Net increase in cash and cash equivalents	161.6	6.0	—	167.6
Cash and cash equivalents:
Beginning of period	1,992.2	46.7	—	2,038.9

End of period	$2,153.8	$52.7	$—	$2,206.5

Cash paid for interest — continuing operations	$1,458.9	$51.2	$(11.6)	$1,498.5

Net cash paid for taxes:
Continuing operations	$37.8	$30.6	$—	$68.4
Discontinued operation	8.7	—	—	8.7

Total	$46.5	$30.6	$—	$77.1

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information

September 30, 2014

(1)	Attributed Financial Information

The Liberty Global Group and the LiLAC Group focus on providing video, broadband internet, fixed-line telephony and mobile services in Europe and Latin America, respectively. The LiLAC Group will initially comprise (i) VTR Finance and its subsidiaries, which include VTR GlobalCom and VTR Wireless, (ii) Lila Chile Holding BV, which is the parent entity of VTR Finance, (iii) LGI Broadband Operations, Inc. and its subsidiaries, which include Liberty Puerto Rico, and (iv) the costs associated with certain corporate employees of Liberty Global that are exclusively focused on the management of the LiLAC Group (the LiLAC Corporate Costs). The Liberty Global Group will initially comprise all of our consolidated subsidiaries that are not included in the LiLAC Group, including Virgin Media, Unitymedia KabelBW, UPC Holding, Telenet, our corporate entities and certain other less significant entities. Accordingly, the accompanying attributed financial information for the Liberty Global Group and the LiLAC Group includes the assets, liabilities, revenue, expenses and cash flows of the respective entities within each group. Any businesses that we may acquire in the future that we do not attribute to the LiLAC Group will be attributed to the Liberty Global Group. The specific debt obligations attributed to each of the Liberty Global Group and the LiLAC Group are detailed in note 3 below. We also intend, prior to the issuance of the LiLAC Ordinary Shares, to contribute to Lila Chile Holding BV an amount of cash as determined by our board of directors to provide the LiLAC Group with additional liquidity to fund, among other things, acquisitions and ongoing operating costs and expenses.

The operating results we will report in periods following the issuance of the LiLAC Ordinary Shares will differ from the operating results presented in the accompanying attributed statement of operations information due to the fact that, following the issuance of the LiLAC Ordinary Shares, we will begin allocating a portion of the costs of the Liberty Global Group’s corporate functions to the LiLAC Group. For additional information, see note 5.

Our board of directors is vested with discretion to reattribute businesses, assets and liabilities that are attributed to either the Liberty Global Group or the LiLAC Group to the other group, without the approval of any of our shareholders, and may use the liquidity of one group to fund the liquidity and capital resource requirements of the other group. Accordingly, shareholders may have difficulty evaluating the future prospects and liquidity and capital resources of each group.

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

September 30, 2014

(2)	Derivative Instruments

The following table provides details of the fair values of our derivative instrument assets and liabilities:

	September 30, 2014
	Current	Long-term	Total
	in millions
Assets:
Liberty Global Group:
Cross-currency and interest rate derivative contracts	$451.7	$531.4	$983.1
Equity-related derivative instruments	—	453.3	453.3
Foreign currency forward contracts	4.3	—	4.3
Other	0.6	0.7	1.3

Total Liberty Global Group	456.6	985.4	1,442.0

LiLAC Group:
Cross-currency derivative contracts	—	84.7	84.7
Foreign currency forward contracts	1.5	—	1.5

Total LiLAC Group	1.5	84.7	86.2

Total	$458.1	$1,070.1	$1,528.2

Liabilities:
Liberty Global Group:
Cross-currency and interest rate derivative contracts	$994.6	$1,556.9	$2,551.5
Equity-related derivative instruments	160.1	60.8	220.9
Foreign currency forward contracts	0.9	—	0.9
Other	0.2	0.2	0.4

Total Liberty Global Group	1,155.8	1,617.9	2,773.7

LiLAC Group:
Cross-currency derivative contracts	40.4	—	40.4

Total LiLAC Group	40.4	—	40.4

Total	$1,196.2	$1,617.9	$2,814.1

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

September 30, 2014

The details of our realized and unrealized gains (losses) on derivative instruments, net, are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	in millions
Liberty Global Group:
Cross-currency and interest rate derivative contracts	$462.6	$(719.4)	$(117.7)	$(388.5)

Equity-related derivative instruments:
Ziggo Collar	(68.1)	(65.7)	(74.0)	(65.7)
ITV Collar	(65.2)	—	(65.2)	—
Sumitomo Collar	29.0	(34.3)	13.7	(174.3)
Other	0.3	5.8	1.2	(3.8)

Total equity-related derivative instruments	(104.0)	(94.2)	(124.3)	(243.8)

Foreign currency forward contracts	19.6	(54.9)	39.2	(56.9)
Other	(0.9)	1.3	(0.3)	1.1

Total Liberty Global Group	377.3	(867.2)	(203.1)	(688.1)

LiLAC Group:
Cross-currency and interest rate derivative contracts	148.7	(7.8)	23.1	4.3
Foreign currency forward contracts	1.9	(0.4)	2.7	0.5

Total LiLAC Group	150.6	(8.2)	25.8	4.8

Total	$527.9	$(875.4)	$(177.3)	$(683.3)

The net cash received or paid related to each of our derivative instruments is classified as an operating, investing or financing activity in our consolidated statements of cash flows based on the objective of the derivative instrument and the classification of the applicable underlying cash flows. For derivative contracts that are terminated prior to maturity, the cash paid or received upon termination that relates to future periods is classified as a financing activity. The classification of these cash inflows (outflows) are as follows:

	Nine months ended
	September 30,
	2014	2013
	in millions
Liberty Global Group:
Operating activities	$(394.4)	$(349.0)
Investing activities	(16.6)	(66.6)
Financing activities	(109.3)	537.0

Total Liberty Global Group	(520.3)	121.4

LiLAC Group:
Operating activities	(21.1)	(44.4)
Financing activities	(37.4)	—

Total LiLAC Group	(58.5)	(44.4)

Total	$(578.8)	$77.0

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

September 30, 2014

(3)	Debt and Capital Lease Obligations

Debt attributed to the Liberty Global Group and the LiLAC Group is comprised of the following:

	September 30, 2014
	Weighted average interest rate	Unused borrowing capacity		Estimated fair value		Carrying value
		Borrowing currency	U.S. $ equivalent
		in millions
Debt:
Liberty Global Group:
Third-party debt:
VM Notes	6.11%	—	$—	$8,384.5		$8,272.5
VM Credit Facility	3.77%	£660.0	1,070.6	4,821.2		4,887.9
VM Convertible Notes	6.50%	—	—	159.8		57.0
UPCB SPE Notes	6.88%	—	—	4,322.4		4,075.2
UPC Broadband Holding Bank Facility	3.57%	€1,016.2	1,283.4	3,238.5		3,261.0
UPC Holding Senior Notes	7.16%	—	—	2,719.3		2,495.1
Unitymedia KabelBW Notes	6.87%	—	—	7,624.4		7,130.7
Unitymedia KabelBW Revolving Credit Facilities	—	€500.0	631.4	—		—
Telenet SPE Notes	5.93%	—	—	2,553.9		2,399.5
Telenet Credit Facility	3.42%	€322.9	407.8	1,709.6		1,710.2
Sumitomo Collar Loan	1.88%	—	—	895.7		859.8
ITV Collar Loan	1.73%	—	—	695.2		691.2
Ziggo Collar Loan	0.45%	—	—	631.8		626.9
Vendor financing	3.57%	—	—	759.0		759.0
Other	8.97%	—	—	185.9		185.9

Total third-party debt	5.43%		3,393.2	38,701.2		37,411.9
Related-party debt — Lila Chile Note	5.90%	—	—	(a	)	9.9

Total Liberty Global Group debt	5.44%		3,393.2	38,701.2		37,421.8

LiLAC Group:
VTR Finance Senior Secured Notes	6.88%	—	—	1,451.6		1,400.0
Liberty Puerto Rico Bank Facility	5.20%	$40.0	40.0	669.1		671.9
VTR Senior Credit Facility	—		196.8	—		—

Total LiLAC Group debt	6.33%		236.8	2,120.7		2,071.9

Inter-group eliminations	—		—	—		(9.9)

Total debt	5.48%		$3,630.0	$40,821.9		39,483.8

Capital lease obligations:
Liberty Global Group:
Unitymedia KabelBW						852.3
Telenet						427.0
Virgin Media						298.9
Other subsidiaries						69.1

Total Liberty Global Group capital lease obligations						1,647.3

LiLAC Group:
VTR						0.5
Liberty Puerto Rico						1.2

Total LiLAC Group capital lease obligations						1.7

Total capital lease obligations						1,649.0

Total debt and capital lease obligations						$41,132.8

(a)	The fair value of the Lila Chile Note is not subject to reasonable estimation due to the related-party nature of this loan. For additional information regarding the Lila Chile Note, see note 6.

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

September 30, 2014

Maturities of Debt Obligations

Maturities of our third-party debt as of September 30, 2014 are presented below for the named entity and its subsidiaries, unless otherwise noted. Amounts presented below represent U.S. dollar equivalents based on September 30, 2014 exchange rates:

	Liberty Global Group					LiLAC Group
	Virgin Media	UPC Holding	Unitymedia KabelBW	Telenet	Other	VTR	Liberty Puerto Rico	Total
	in millions
Year ending December 31:
2014 (remainder of year)	$57.1	$101.7	$22.3	$9.3	$631.4	$—	$—	$821.8
2015	206.4	312.1	77.9	9.3	37.9	—	—	643.6
2016	—	—	—	9.3	381.8	—	—	391.1
2017	—	—	—	9.3	961.5	—	—	970.8
2018	—	—	—	9.3	256.1	—	—	265.4
2019	1,526.5	—	2,227.5	21.4	—	—	—	3,775.4
Thereafter	11,538.0	9,847.5	4,906.1	4,214.9	0.2	1,400.0	675.0	32,581.7

Total debt maturities	13,328.0	10,261.3	7,233.8	4,282.8	2,268.9	1,400.0	675.0	39,449.8
Unamortized premium (discount)	98.3	(16.2)	(2.8)	(3.6)	(38.6)	—	(3.1)	34.0

Total debt	$13,426.3	$10,245.1	$7,231.0	$4,279.2	$2,230.3	$1,400.0	$671.9	$39,483.8

Current portion	$265.8	$413.8	$100.3	$9.3	$663.9	$—	$—	$1,453.1

Noncurrent portion	$13,160.5	$9,831.3	$7,130.7	$4,269.9	$1,566.4	$1,400.0	$671.9	$38,030.7

(4)	Income Taxes

We generally have accounted for income taxes for the Liberty Global Group and the LiLAC Group in the accompanying attributed financial information on a separate return basis, as adjusted to reflect the consolidated view of the tax asset, liability, benefit or expense (tax attribute) of each group. Accordingly, except as otherwise noted below, any tax attribute associated with an entity tracked by the Liberty Global Ordinary Shares has been allocated to the Liberty Global Group and any tax attribute associated with an entity tracked by the LiLAC Ordinary Shares has been allocated to the LiLAC Group.

Liberty Global owns consolidated interests in a number of entities that are included in combined or consolidated tax returns, including tax returns in the Netherlands (the Dutch Fiscal Unity) and the U.S (the U.S. Tax Group). One member of the Liberty Global Group files a combined tax return for the Dutch Fiscal Unity and another member of the Liberty Global Group files a consolidated tax return for the U.S. Tax Group. Certain of the entities included in the Dutch Fiscal Unity and the U.S. Tax Group are attributed to the LiLAC Group. As a result, we record intercompany tax allocations to recognize changes in the tax attributes of certain members of the LiLAC Group that are included in the Dutch Fiscal Unity or the U.S. Tax Group. The intercompany tax allocations that have been reflected in the attributed financial information have not been cash settled and were not the subject of tax sharing agreements. Accordingly, intercompany tax allocations have been reflected in the attributed financial information as adjustments of equity. Following the adoption of the tax sharing policy described below, intercompany tax allocations are expected to be cash settled.

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

September 30, 2014

Effective with the date that we distribute the LiLAC Ordinary Shares, the allocation of tax attributes between the Liberty Global Group and the LiLAC Group will be based on a tax sharing policy. This tax sharing policy, which may be changed in future periods at the discretion of the board of directors of Liberty Global, generally is expected to result in the allocation of Liberty Global’s tax attributes to the Liberty Global Group and the LiLAC Group based on the tax attributes of the legal entities attributed to each of the groups. Nevertheless, to the extent that Liberty Global management concludes that the actions or results of one group give rise to changes in the tax attributes of the other group, the change in those tax attributes will generally be allocated to the group whose actions or results gave rise to such changes. Similarly, in cases where legal entities in one group join in a common tax filing with members of the other group, changes in the tax attributes of the group that includes the filing entity that are the result of the actions or financial results of one or more members of the other group are expected to be allocated to the group that does not include the filing entity. In addition, the allocation of any taxes and losses resulting from the ultimate tax treatment of Liberty Global tax attributes related to the issuance of the LiLAC Ordinary Shares are expected to be allocated in proportion to each group’s respective number of “liquidation units.” Liquidation units will be allocated to each Liberty Global Ordinary Share and each LiLAC Ordinary Share, respectively, in proportion to the relative market value of a Liberty Global Class C Ordinary Share and a LiLAC Class C Ordinary Share, respectively, based on their respective volume-weighted average price over the 20 trading-day period commencing shortly after the commencement of ordinary-course (regular-way) trading of the LiLAC Ordinary Shares. Intercompany payables and receivables that are recorded in connection with the allocation of tax attributes from one group to another will be non-interest bearing and are expected to be cash settled annually within 90 days following the filing of the relevant tax return.

Liberty Global Group

Income tax expense attributable to our earnings (loss) from continuing operations before income taxes differs from the amounts computed using the applicable income tax rate as a result of the following:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	in millions
Computed “expected” tax benefit (expense)	$(54.5)	$109.8	$95.0	$49.8
Change in valuation allowances	(203.1)	(20.7)	(338.7)	(15.1)
International rate differences	63.8	11.7	169.5	52.7
Non-deductible or non-taxable interest and other expenses	(42.0)	(1.2)	(124.1)	(83.5)
Tax effect of intercompany financing	41.5	33.8	123.0	41.2
Non-deductible or non-taxable foreign currency exchange results	52.6	(39.6)	29.3	(29.4)
Recognition of previously unrecognized tax benefits	—	—	28.8	—
Basis and other differences in the treatment of items associated with investments in subsidiaries and affiliates	(3.7)	3.5	(13.1)	(28.6)
Enacted tax law and rate changes	2.1	(370.2)	7.8	(371.0)
Change in subsidiary tax attributes due to a deemed change in control	—	6.7	—	(84.7)
Other, net	(0.2)	13.4	(2.8)	7.6

Total income tax expense	$(143.5)	$(252.8)	$(25.3)	$(461.0)

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

September 30, 2014

LiLAC Group

Income tax benefit (expense) attributable to our earnings (loss) from continuing operations before income taxes differs from the amounts computed using the applicable income tax rate as a result of the following:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	in millions
Computed “expected” tax benefit (expense)	$(13.0)	$25.3	$(0.4)	$28.6
Enacted tax law and rate changes	21.5	0.5	21.5	(7.1)
Change in valuation allowances	(12.8)	0.6	(19.7)	(3.9)
Basis and other differences in the treatment of items associated with investments in subsidiaries and affiliates	(0.2)	1.5	(2.7)	2.9
International rate differences	3.5	(3.2)	0.4	(1.8)
Impact of price level adjustments for tax purposes	(0.2)	2.6	—	3.1
Other, net	(0.9)	2.3	(1.8)	2.4

Total income tax benefit (expense)	$(2.1)	$29.6	$(2.7)	$24.2

(5)	Allocated Expenses

For the three and nine months ended September 30, 2014 and 2013, we have not allocated any of the costs of the Liberty Global Group’s corporate functions to the LiLAC Group. Following the issuance of the LiLAC Ordinary Shares, we will begin to allocate a portion of the costs of the Liberty Global Group’s corporate functions to the LiLAC Group based primarily on the estimated percentage of time spent by corporate personnel providing services for each group. The allocated amount, which will be re-evaluated periodically and which we expect to cash settle, will be presented as inter-group fees and allocations in the attributed statement of operations information. We currently estimate that the portion of the Liberty Global Group’s corporate costs that will be allocated annually to the LiLAC Group during the periods following the issuance of the LiLAC Ordinary Shares will initially range from $8 million to $10 million. In addition, we expect the annual LiLAC Corporate Costs, exclusive of share-based compensation expense, to increase by approximately $2 million to $3 million during the first twelve months following the issuance of the LiLAC Ordinary Shares.

The share-based compensation reflected in the accompanying attributed statement of operations information is based on the share incentive awards held by the employees of the respective entities comprising the Liberty Global Group and the LiLAC Group.

While we believe that our allocation methodology is reasonable, we may elect to change the allocation methodology or percentages used to allocate operating and SG&A expenses in the future.

(6)	Inter-group Transactions

Lila Chile Note

On July 11, 2014, Lila Chile Holding B.V. (Lila Chile Holding), an entity attributed to the LiLAC Group, and Liberty Global Holding B.V (Liberty Global Holding), an entity attributed to the Liberty Global Group, entered into a $9.9 million loan agreement (the Lila Chile Note). The Lila Chile Note represents amounts owed to Lila Chile Holding by Liberty Global Holding, bears interest at 5.90% per annum and has a repayment date

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

September 30, 2014

of July 11, 2022. Accrued and unpaid interest on the Lila Chile Note may, as agreed between Lila Chile Holding and Liberty Global Holding, (i) be payable on the last day of each month and on the date of each full or partial repayment of the outstanding principal, (ii) be added to the outstanding principal amount on January 1 of each year or (iii) be payable in any other manner as communicated by Lila Chile Holding and agreed by Liberty Global Holding. The net increase in the Lila Chile Note during 2014 primarily includes (a) cash loaned of $56.0 million and (b) cash repayments received of $46.1 million.

UPC Broadband France Loan

The UPC Broadband France Loan, as amended, represented amounts owed by VTR GlobalCom to UPC Broadband France SAS (UPC Broadband France), an entity attributed to the Liberty Global Group. The UPC Broadband France Loan bore interest at the Eurodollar Rate (as defined in the UPC Broadband France Loan agreement) plus 2.0%. In January 2014, a parent of UPC Broadband France made a capital contribution in the amount of $444.9 million to the parent of VTR GlobalCom, which was used to acquire the corresponding loan receivable from UPC Broadband France and pay related accrued interest. Accordingly, the UPC Broadband France Loan was effectively settled within the LiLAC Group. The cash effects of these transactions are reflected in the Liberty Global Group’s sale of related-party receivable and inter-group receipts (payments), net, and the LiLAC Group’s inter-group receipts (payments), net, in the attributed statement of cash flows information. VTR GlobalCom incurred related-party interest expense on the UPC Broadband France Loan of nil and $2.7 million during the three months ended September 30, 2014 and 2013, respectively, and $0.3 million and $8.4 million during the nine months ended September 30, 2014 and 2013, respectively.

VTR Finance Senior Secured Notes

On January 24, 2014, VTR Finance issued $1.4 billion principal amount of 6.875% VTR Senior Secured Notes. The net proceeds from the issuance of the VTR Senior Secured Notes were used, together with existing cash of certain of the Liberty Global Group subsidiaries, to repay all of the outstanding indebtedness under Facilities R, S and AE of the UPC Broadband Holding Bank Facility, a facility attributed to the Liberty Global Group, in connection with the extraction of VTR Finance and its subsidiaries from the UPC Holding credit pool. The use of proceeds from the VTR Senior Secured Notes to repay debt of UPC Holding has been reflected as a non-cash transaction in this attributed financial information.

Related-party Advance

During 2013, VTR Chile Holdings SpA (VTR Chile Holdings), an entity attributed to the LiLAC Group, made a $600.0 million non-interest bearing advance to UPC Holding, payable on demand. This advance is reflected in the Liberty Global Group’s other accrued and current liabilities and the LiLAC Group’s other current assets in the attributed balance sheet information and in inter-group receipts (payments), net, in the attributed statement of cash flows information. During the nine months ended September 30, 2014, $471.5 million of this advance was repaid and the resulting cash was primarily used in connection with VTR Chile Holdings’ acquisition of the VTR NCI Owner’s 20.0% ownership interests in each of VTR GlobalCom and VTR Wireless.

UPC Chile Mobile Shareholder Loan

At December 31, 2011, Liberty Global Europe, an entity attributed to the Liberty Global Group, had loaned an aggregate of $99.4 million to UPC Chile Mobile Holding (the UPC Chile Mobile Shareholder Loan), which amount was in turn contributed to VTR Wireless. Each of UPC Chile Mobile Holding and VTR Wireless are

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

September 30, 2014

entities attributed to the LiLAC Group. The interest rate on the UPC Chile Mobile Shareholder Loan was 9.39% during 2013. On January 10, 2014, the UPC Chile Mobile Shareholder Loan was settled through a non-cash capital contribution by Liberty Global Europe to UPC Chile Mobile Holding. UPC Chile Mobile Holding incurred related-party interest expense on the UPC Chile Mobile Shareholder Loan of nil and $2.7 million during the three months ended September 30, 2014 and 2013, respectively, and $0.4 million and $7.9 million during the nine months ended September 30, 2014 and 2013, respectively.

(7)	Commitments

In the normal course of business, we have entered into agreements that commit our company to make cash payments in future periods with respect to programming contracts, network and connectivity commitments, purchases of customer premises and other equipment, non-cancelable operating leases and other items. The U.S. dollar equivalents of such commitments as of September 30, 2014 are presented below:

Liberty Global Group

	Payments due during:
	Remainder of 2014	2015	2016	2017	2018	2019	Thereafter	Total
	in millions
Programming commitments	$229.2	$741.8	$655.7	$525.9	$488.8	$231.1	$—	$2,872.5
Network and connectivity commitments	92.1	300.1	241.2	219.3	99.5	68.1	1,087.9	2,108.2
Purchase commitments	511.9	269.3	89.9	44.4	10.8	4.5	—	930.8
Operating leases	42.2	140.0	112.0	88.5	71.2	54.2	249.7	757.8
Other commitments	133.1	318.9	194.8	142.6	89.3	35.5	35.0	949.2

Total	$1,008.5	$1,770.1	$1,293.6	$1,020.7	$759.6	$393.4	$1,372.6	$7,618.5

LiLAC Group

	Payments due during:
	Remainder of 2014	2015	2016	2017	2018	2019	Thereafter	Total
	in millions
Programming commitments	$16.4	$67.6	$68.3	$44.5	$—	$—	$—	$196.8
Network and connectivity commitments	8.2	33.9	30.6	28.1	30.3	24.9	5.7	161.7
Purchase commitments	2.7	8.7	4.9	—	—	—	—	16.3
Operating leases	4.0	16.2	16.2	16.2	—	—	—	52.6

Total	$31.3	$126.4	$120.0	$88.8	$30.3	$24.9	$5.7	$427.4

LIBERTY GLOBAL PLC

ATTRIBUTED BALANCE SHEET INFORMATION

December 31, 2013

(unaudited)

	Attributed to:
	Liberty Global Group	LiLAC Group	Inter-group eliminations	Consolidated Liberty Global
	in millions
ASSETS
Current assets:
Cash and cash equivalents	$2,526.9	$175.0	$—	$2,701.9
Trade receivables, net	1,472.5	116.2	—	1,588.7
Prepaid expenses	222.2	16.0	—	238.2
Current assets of discontinued operation	238.7	—	—	238.7
Other current assets (notes 2, 4 and 6)	668.5	656.2	(609.6)	715.1

Total current assets	5,128.8	963.4	(609.6)	5,482.6
Restricted cash	5.8	—	—	5.8
Investments	3,491.2	—	—	3,491.2
Property and equipment, net	23,105.8	869.1	—	23,974.9
Goodwill	22,893.3	855.5	—	23,748.8
Intangible assets subject to amortization, net	5,715.4	80.0	—	5,795.4
Long-term assets of discontinued operation	513.6	—	—	513.6
Other assets, net (notes 2, 4 and 6)	4,605.5	655.1	(558.6)	4,702.0

Total assets	$65,459.4	$3,423.1	$(1,168.2)	$67,714.3

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (note 6)	$1,033.0	$40.3	$(0.4)	$1,072.9
Deferred revenue and advance payments from subscribers and others	1,371.2	35.0	—	1,406.2
Current portion of debt and capital lease obligations (notes 3 and 6)	904.4	123.8	(4.8)	1,023.4
Derivative instruments (note 2)	704.1	47.1	—	751.2
Accrued interest (note 6)	597.1	4.5	(2.9)	598.7
Accrued programming and copyright fees	334.3	24.8	—	359.1
Current liabilities of discontinued operation	127.5	—	—	127.5
Other accrued and current liabilities (notes 4 and 6)	2,731.7	213.8	(601.5)	2,344.0

Total current liabilities	7,803.3	489.3	(609.6)	7,683.0
Long-term debt and capital lease obligations (notes 3 and 6)	43,019.4	1,209.8	(548.3)	43,680.9
Long-term liabilities of discontinued operation	19.8	—	—	19.8
Other long-term liabilities (notes 2, 4 and 6)	4,574.7	224.7	(10.3)	4,789.1

Total liabilities	55,417.2	1,923.8	(1,168.2)	56,172.8

Equity attributable to Liberty Global shareholders	10,758.9	1,266.9	—	12,025.8
Noncontrolling interests	(716.7)	232.4	—	(484.3)

Total equity	10,042.2	1,499.3	—	11,541.5

Total liabilities and equity	$65,459.4	$3,423.1	$(1,168.2)	$67,714.3

LIBERTY GLOBAL PLC

ATTRIBUTED BALANCE SHEET INFORMATION

December 31, 2012

(unaudited)

	Attributed to:
	Liberty Global Group	LiLAC Group	Inter-group eliminations	Consolidated Liberty Global
	in millions
ASSETS
Current assets:
Cash and cash equivalents	$1,992.2	$46.7	$—	$2,038.9
Trade receivables, net	896.3	134.7	—	1,031.0
Prepaid expenses	108.4	30.6	—	139.0
Other current assets (notes 2, 4 and 6)	464.9	61.1	(9.1)	516.9

Total current assets	3,461.8	273.1	(9.1)	3,725.8
Restricted cash	1,516.7	—	—	1,516.7
Investments	948.9	1.2	—	950.1
Property and equipment, net	12,416.1	1,021.5	—	13,437.6
Goodwill	12,972.8	904.8	—	13,877.6
Intangible assets subject to amortization, net	2,492.6	88.7	—	2,581.3
Other assets, net (notes 2, 4 and 6)	2,152.4	619.1	(552.9)	2,218.6

Total assets	$35,961.3	$2,908.4	$(562.0)	$38,307.7

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (note 6)	$682.1	$92.9	$(1.0)	$774.0
Deferred revenue and advance payments from subscribers and others	814.0	35.7	—	849.7
Current portion of debt and capital lease obligations (notes 3 and 6)	357.9	10.3	(4.7)	363.5
Derivative instruments (note 2)	524.2	45.7	—	569.9
Accrued interest (note 6)	350.2	5.0	(3.4)	351.8
Accrued programming and copyright fees	222.1	28.9	—	251.0
Other accrued and current liabilities (note 4)	1,268.6	191.8	—	1,460.4

Total current liabilities	4,219.1	410.3	(9.1)	4,620.3
Long-term debt and capital lease obligations (notes 3 and 6)	26,410.0	1,294.4	(543.4)	27,161.0
Other long-term liabilities (notes 2, 4 and 6)	4,209.9	240.9	(9.5)	4,441.3

Total liabilities	34,839.0	1,945.6	(562.0)	36,222.6

Equity attributable to Liberty Global shareholders	1,520.1	689.9	—	2,210.0
Noncontrolling interests	(397.8)	272.9	—	(124.9)

Total equity	1,122.3	962.8	—	2,085.1

Total liabilities and equity	$35,961.3	$2,908.4	$(562.0)	$38,307.7

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION

Year Ended December 31, 2013

(unaudited)

	Attributed to:
	Liberty Global Group	LiLAC Group	Inter-group eliminations	Consolidated Liberty Global
	in millions
Revenue	$13,186.7	$1,288.8	$(1.3)	$14,474.2

Operating costs and expenses:
Operating (other than depreciation and amortization) (including share-based compensation)	4,807.9	611.1	(1.3)	5,417.7
SG&A (including share-based compensation) (notes 1 and 5)	2,391.4	225.1	—	2,616.5
Depreciation and amortization	3,934.0	342.4	—	4,276.4
Release of litigation provision	(146.0)	—	—	(146.0)
Impairment, restructuring and other operating items, net	210.2	87.3	—	297.5

	11,197.5	1,265.9	(1.3)	12,462.1

Operating income	1,989.2	22.9	—	2,012.1

Non-operating income (expense):
Interest expense (note 6)	(2,226.9)	(81.5)	21.5	(2,286.9)
Interest and dividend income (note 6)	131.9	2.7	(21.5)	113.1
Realized and unrealized gains (losses) on derivative instruments, net (note 2)	(1,035.1)	14.7	—	(1,020.4)
Foreign currency transaction gains (losses), net	371.5	(22.2)	—	349.3
Realized and unrealized gains due to changes in fair values of certain investments and debt, net	524.1	—	—	524.1
Losses on debt modification, extinguishment and conversion, net	(212.2)	—	—	(212.2)
Other expense, net	(2.4)	(3.2)	—	(5.6)

	(2,449.1)	(89.5)	—	(2,538.6)

Loss from continuing operations before income taxes	(459.9)	(66.6)	—	(526.5)
Income tax benefit (expense) (note 4)	(369.1)	13.6	—	(355.5)

Loss from continuing operations	(829.0)	(53.0)	—	(882.0)
Loss from discontinued operations, net of taxes	(23.7)	—	—	(23.7)

Net loss	(852.7)	(53.0)	—	(905.7)
Net loss (earnings) attributable to noncontrolling interests	(72.1)	13.9	—	(58.2)

Net loss attributable to Liberty Global shareholders	$(924.8)	$(39.1)	$—	$(963.9)

Net loss	$(852.7)	$(53.0)	$—	$(905.7)

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	983.5	(82.7)	—	900.8
Reclassification adjustments included in net loss	(0.7)	—	—	(0.7)
Other	11.3	—	—	11.3

Other comprehensive earnings (loss)	994.1	(82.7)	—	911.4

Comprehensive earnings (loss)	141.4	(135.7)	—	5.7
Comprehensive loss (earnings) attributable to noncontrolling interests	(72.5)	31.2	—	(41.3)

Comprehensive earnings (loss) attributable to Liberty Global shareholders	$68.9	$(104.5)	$—	$(35.6)

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION

Year Ended December 31, 2012

(unaudited)

	Attributed to:		Inter-group eliminations	Consolidated Liberty Global
	Liberty Global Group	LiLAC Group
	in millions
Revenue	$8,846.0	$1,086.1	$(1.3)	$9,930.8

Operating costs and expenses:
Operating (other than depreciation and amortization) (including share-based compensation)	2,839.8	511.2	(1.3)	3,349.7
SG&A (including share-based compensation) (notes 1 and 5)	1,646.5	213.8	—	1,860.3
Depreciation and amortization	2,440.4	221.1	—	2,661.5
Impairment, restructuring and other operating items, net	59.1	17.1	—	76.2

	6,985.8	963.2	(1.3)	7,947.7

Operating income	1,860.2	122.9	—	1,983.1

Non-operating income (expense):
Interest expense (note 6)	(1,653.8)	(41.9)	22.1	(1,673.6)
Interest and dividend income (note 6)	61.2	3.0	(22.1)	42.1
Realized and unrealized losses on derivative instruments, net (note 2)	(1,011.9)	(58.4)	—	(1,070.3)
Foreign currency transaction gains, net	396.7	41.7	—	438.4
Realized and unrealized losses due to changes in fair values of certain investments and debt, net	(10.2)	—	—	(10.2)
Losses on debt modification, extinguishment and conversion, net	(209.4)	(4.4)	—	(213.8)
Other expense, net	(1.2)	(3.4)	—	(4.6)

	(2,428.6)	(63.4)	—	(2,492.0)

Earnings (loss) from continuing operations before income taxes	(568.4)	59.5	—	(508.9)
Income tax benefit (expense) (note 4)	(77.7)	2.7	—	(75.0)

Earnings (loss) from continuing operations	(646.1)	62.2	—	(583.9)

Discontinued operations:
Earnings from discontinued operations, net of taxes	47.1	—	—	47.1
Gain on disposal of discontinued operations, net of taxes	924.1	—	—	924.1

	971.2	—	—	971.2

Net earnings	325.1	62.2	—	387.3
Net earnings attributable to noncontrolling interests	(45.9)	(18.6)	—	(64.5)

Net earnings attributable to Liberty Global shareholders	$279.2	$43.6	$—	$322.8

Net earnings	$325.1	$62.2	$—	$387.3

Other comprehensive earnings, net of taxes:
Foreign currency translation adjustments	42.7	55.3	—	98.0
Reclassification adjustments included in net earnings	(12.1)	—	—	(12.1)
Other	5.4	—	—	5.4

Other comprehensive earnings	36.0	55.3	—	91.3

Comprehensive earnings	361.1	117.5	—	478.6
Comprehensive earnings attributable to noncontrolling interests	(38.7)	(26.1)	—	(64.8)

Comprehensive earnings attributable to Liberty Global shareholders	$322.4	$91.4	$—	$413.8

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION

Year Ended December 31, 2011

(unaudited)

	Attributed to:		Inter-group eliminations	Consolidated Liberty Global
	Liberty Global Group	LiLAC Group
	in millions
Revenue	$8,114.3	$1,005.3	$(1.3)	$9,118.3

Operating costs and expenses:
Operating (other than depreciation and amortization) (including share-based compensation)	2,662.4	437.8	(1.3)	3,098.9
SG&A (including share-based compensation) (notes 1 and 5)	1,519.3	188.9	—	1,708.2
Depreciation and amortization	2,213.1	211.2	—	2,424.3
Impairment, restructuring and other operating items, net	47.7	16.3	—	64.0

	6,442.5	854.2	(1.3)	7,295.4

Operating income	1,671.8	151.1	—	1,822.9

Non-operating income (expense):
Interest expense (note 6)	(1,447.3)	(20.7)	14.3	(1,453.7)
Interest and dividend income (note 6)	82.5	4.7	(14.3)	72.9
Realized and unrealized gains (losses) on derivative instruments, net (note 2)	(66.7)	6.8	—	(59.9)
Foreign currency transaction losses, net	(509.5)	(57.1)	—	(566.6)
Realized and unrealized losses due to changes in fair values of certain investments and debt, net	(151.7)	—	—	(151.7)
Losses on debt modification, extinguishment and conversion, net	(218.4)	—	—	(218.4)
Other expense, net	(3.2)	(2.7)	—	(5.9)

	(2,314.3)	(69.0)	—	(2,383.3)

Earnings (loss) from continuing operations before income taxes	(642.5)	82.1	—	(560.4)
Income tax expense (note 4)	(218.4)	(22.7)	—	(241.1)

Earnings (loss) from continuing operations	(860.9)	59.4	—	(801.5)
Earnings from discontinued operations, net of taxes	130.5	—	—	130.5

Net earnings (loss)	(730.4)	59.4	—	(671.0)
Net earnings attributable to noncontrolling interests	(89.3)	(12.4)	—	(101.7)

Net earnings (loss) attributable to Liberty Global shareholders	$(819.7)	$47.0	$—	$(772.7)

Net earnings (loss)	$(730.4)	$59.4	$—	$(671.0)

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	151.4	(68.2)	—	83.2
Other	(35.0)	—	—	(35.0)

Other comprehensive earnings (loss)	116.4	(68.2)	—	48.2

Comprehensive loss	(614.0)	(8.8)	—	(622.8)
Comprehensive earnings attributable to noncontrolling interests	(80.7)	—	—	(80.7)

Comprehensive loss attributable to Liberty Global shareholders	$(694.7)	$(8.8)	$—	$(703.5)

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION

Year Ended December 31, 2013

(unaudited)

	Attributed to:		Inter-group eliminations	Consolidated Liberty Global
	Liberty Global Group	LiLAC Group
	in millions
Cash flows from operating activities:
Net loss	$(852.7)	$(53.0)	$—	$(905.7)
Loss from discontinued operations	23.7	—	—	23.7

Loss from continuing operations	(829.0)	(53.0)	—	(882.0)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities:
Share-based compensation expense	294.3	6.4	—	300.7
Depreciation and amortization	3,934.0	342.4	—	4,276.4
Release of litigation provision	(146.0)	—	—	(146.0)
Impairment, restructuring and other operating items, net	210.2	87.3	—	297.5
Amortization of deferred financing costs and non-cash interest accretion	75.9	2.1	—	78.0
Realized and unrealized losses (gains) on derivative instruments, net	1,035.1	(14.7)	—	1,020.4
Foreign currency transaction losses (gains), net	(371.5)	22.2	—	(349.3)
Realized and unrealized gains due to changes in fair values of certain investments and debt, including impact of dividends	(523.1)	—	—	(523.1)
Losses on debt modification, extinguishment and conversion, net	212.2	—	—	212.2
Deferred income tax expense (benefit)	67.9	(49.3)	—	18.6
Excess tax benefits from share-based compensation	(40.0)	(1.0)	—	(41.0)
Changes in operating assets and liabilities, net of the effects of acquisitions and dispositions:
Receivables and other operating assets	815.2	43.4	8.1	866.7
Payables and accruals	(1,106.4)	(93.6)	(8.1)	(1,208.1)
Net cash provided by operating activities of discontinued operations	10.3	—	—	10.3

Net cash provided by operating activities	3,639.1	292.2	—	3,931.3

Cash flows from investing activities:
Cash paid in connection with acquisitions, net of cash acquired	(4,073.4)	—	—	(4,073.4)
Capital expenditures	(2,219.4)	(262.1)	—	(2,481.5)
Investments in and loans to affiliates and others	(1,342.6)	(3.0)	(4.7)	(1,350.3)
Other investing activities, net	(46.1)	1.2	—	(44.9)
Net cash used by investing activities of discontinued operations, including deconsolidated cash	(14.9)	—	—	(14.9)

Net cash used by investing activities	$(7,696.4)	$(263.9)	$(4.7)	$(7,965.0)

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION — (Continued)

Year Ended December 31, 2013

(unaudited)

	Attributed to:		Inter-group eliminations	Consolidated Liberty Global
	Liberty Global Group	LiLAC Group
	in millions
Cash flows from financing activities:
Borrowings of debt	$9,628.5	$41.8	$—	$9,670.3
Repayments and repurchases of debt and capital lease obligations	(8,309.2)	(9.4)	—	(8,318.6)
Change in cash collateral	3,594.4	(0.6)	—	3,593.8
Decrease in restricted cash related to the Telenet Tender	1,539.7	—	—	1,539.7
Repurchase of Liberty Global and LGI shares	(1,157.2)	—	—	(1,157.2)
Distributions by subsidiaries to noncontrolling interest owners	(506.3)	(31.8)	—	(538.1)
Net cash received related to derivative instruments	524.5	—	—	524.5
Purchase of additional Telenet shares	(458.0)	—	—	(458.0)
Payment of financing costs, debt premiums and exchange offer consideration	(388.5)	(1.1)	—	(389.6)
Payment of net settled employee withholding taxes on share-based incentive awards	(64.2)	(0.3)	—	(64.5)
Excess tax benefits from share-based compensation	40.0	1.0	—	41.0
Contributions by noncontrolling interest owners to subsidiaries	—	22.2	—	22.2
Inter-group receipts (payments), net	(84.0)	79.3	4.7	—
Other financing activities, net	157.7	0.1	—	157.8
Net cash used by financing activities of discontinued operations	(7.4)	—	—	(7.4)

Net cash provided by financing activities	4,510.0	101.2	4.7	4,615.9

Effect of exchange rate changes on cash	86.6	(1.2)	—	85.4
Net increase (decrease) in cash and cash equivalents:
Continuing operations	551.3	128.3	—	679.6
Discontinued operations	(12.0)	—	—	(12.0)

Net increase in cash and cash equivalents	539.3	128.3	—	667.6
Cash and cash equivalents:
Beginning of year	1,992.2	46.7	—	2,038.9

End of year	2,531.5	175.0	—	2,706.5
Less cash and cash equivalents of discontinued operations at end of year	(4.6)	—	—	(4.6)

Cash and cash equivalents of continuing operations at end of year	$2,526.9	$175.0	$—	$2,701.9

Cash paid for interest	$2,091.9	$68.5	$(11.6)	$2,148.8

Net cash paid for taxes:
Continuing operations	$57.1	$40.4	$—	$97.5
Discontinued operations	11.7	—	—	11.7

Total	$68.8	$40.4	$—	$109.2

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION

Year Ended December 31, 2012

(unaudited)

	Attributed to:
	Liberty Global Group	LiLAC Group	Inter-group eliminations	Consolidated Liberty Global
	in millions
Cash flows from operating activities:
Net earnings	$325.1	$62.2	$—	$387.3
Earnings from discontinued operations	(971.2)	—	—	(971.2)

Earnings (loss) from continuing operations	(646.1)	62.2	—	(583.9)
Adjustments to reconcile earnings (loss) from continuing operations to net cash provided by operating activities:
Share-based compensation expense	106.2	3.9	—	110.1
Depreciation and amortization	2,440.4	221.1	—	2,661.5
Impairment, restructuring and other operating items, net	59.1	17.1	—	76.2
Amortization of deferred financing costs and non-cash interest accretion	64.6	1.1	—	65.7
Realized and unrealized losses on derivative instruments, net	1,011.9	58.4	—	1,070.3
Foreign currency transaction gains, net	(396.7)	(41.7)	—	(438.4)
Realized and unrealized losses due to changes in fair values of certain investments and debt, including impact of dividends	19.6	—	—	19.6
Losses on debt modification, extinguishment and conversion, net	209.4	4.4	—	213.8
Deferred income tax expense (benefit)	67.7	(31.7)	—	36.0
Excess tax benefits from share-based compensation	(5.1)	(1.6)	—	(6.7)
Changes in operating assets and liabilities, net of the effects of acquisitions and dispositions:
Receivables and other operating assets	772.6	0.7	11.7	785.0
Payables and accruals	(1,064.5)	(95.5)	(11.7)	(1,171.7)
Net cash provided by operating activities of discontinued operations	82.2	—	—	82.2

Net cash provided by operating activities	2,721.3	198.4	—	2,919.7

Cash flows from investing activities:
Capital expenditures	(1,621.7)	(246.6)	—	(1,868.3)
Proceeds received upon disposition of discontinued operations, net of disposal costs	1,054.3	1.1	—	1,055.4
Cash paid in connection with acquisitions, net of cash acquired	(62.1)	(92.1)	—	(154.2)
Investments in and loans to affiliates and others	(25.0)	(2.7)	(4.7)	(32.4)
Other investing activities, net	42.7	(0.9)	—	41.8
Net cash used by investing activities of discontinued operations, including deconsolidated cash	(123.2)	—	—	(123.2)

Net cash used by investing activities	$(735.0)	$(341.2)	$(4.7)	$(1,080.9)

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION — (Continued)

Year Ended December 31, 2012

(unaudited)

	Attributed to:
	Liberty Global Group	LiLAC Group	Inter-group eliminations	Consolidated Liberty Global
	in millions
Cash flows from financing activities:
Borrowings of debt	$5,911.5	$69.9	$—	$5,981.4
Repayments and repurchases of debt and capital lease obligations	(4,360.7)	(12.9)	—	(4,373.6)
Increase in restricted cash related to the Telenet Tender	(1,464.1)	—	—	(1,464.1)
Repurchase of LGI shares	(970.3)	—	—	(970.3)
Distributions by subsidiaries to noncontrolling interest owners	(312.5)	(22.6)	—	(335.1)
Payment of financing costs, debt premiums and exchange offer consideration	(220.0)	(9.8)	—	(229.8)
Contributions by noncontrolling interest owners to subsidiaries	3.1	112.0	—	115.1
Net cash paid related to derivative instruments	(95.9)	(12.5)	—	(108.4)
Change in cash collateral	54.0	5.6	—	59.6
Payment of net settled employee withholding taxes on share-based incentive awards	(54.1)	(0.3)	—	(54.4)
Excess tax benefits from share-based compensation	5.1	1.6	—	6.7
Inter-group receipts (payments), net	11.0	(15.7)	4.7	—
Other financing activities, net	(92.1)	(0.1)	—	(92.2)
Net cash used by financing activities of discontinued operations	(4.7)	—	—	(4.7)

Net cash provided (used) by financing activities	(1,589.7)	115.2	4.7	(1,469.8)

Effect of exchange rate changes on cash:
Continuing operations	22.7	5.6	—	28.3
Discontinued operations	(9.6)	—	—	(9.6)

Total	13.1	5.6	—	18.7

Net increase (decrease) in cash and cash equivalents:
Continuing operations	465.0	(22.0)	—	443.0
Discontinued operations	(55.3)	—	—	(55.3)

Net increase (decrease) in cash and cash equivalents	409.7	(22.0)	—	387.7
Cash and cash equivalents:
Beginning of year	1,582.5	68.7	—	1,651.2

End of year	$1,992.2	$46.7	$—	$2,038.9

Cash paid for interest:
Continuing operations	$1,538.5	$36.1	$(11.9)	$1,562.7
Discontinued operations	28.9	—	—	28.9

Total	$1,567.4	$36.1	$(11.9)	$1,591.6

Net cash paid for taxes:
Continuing operations	$(21.7)	$22.0	$—	$0.3
Discontinued operations	11.5	—	—	11.5

Total	$(10.2)	$22.0	$—	$11.8

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION

Year Ended December 31, 2011

(unaudited)

	Attributed to:
	Liberty Global Group	LiLAC Group	Inter-group eliminations	Consolidated Liberty Global
	in millions
Cash flows from operating activities:
Net earnings (loss)	$(730.4)	$59.4	$—	$(671.0)
Earnings from discontinued operations	(130.5)	—	—	(130.5)

Earnings (loss) from continuing operations	(860.9)	59.4	—	(801.5)
Adjustments to reconcile earnings (loss) from continuing operations to net cash provided by operating activities:
Share-based compensation expense	126.9	2.5	—	129.4
Depreciation and amortization	2,213.1	211.2	—	2,424.3
Impairment, restructuring and other operating items, net	47.7	16.3	—	64.0
Amortization of deferred financing costs and non-cash interest accretion	78.4	0.4	—	78.8
Realized and unrealized losses (gains) on derivative instruments, net	66.7	(6.8)	—	59.9
Foreign currency transaction losses, net	509.5	57.1	—	566.6
Realized and unrealized losses due to changes in fair values of certain investments and debt, including impact of dividends	160.4	—	—	160.4
Losses on debt modification, extinguishment and conversion, net	218.4	—	—	218.4
Deferred income tax expense	146.0	0.6	—	146.6
Excess tax benefits from share-based compensation	(36.4)	(1.3)	—	(37.7)
Changes in operating assets and liabilities, net of the effects of acquisitions and dispositions:
Receivables and other operating assets	669.6	(0.5)	2.1	671.2
Payables and accruals	(1,108.7)	(59.4)	(2.1)	(1,170.2)
Net cash provided by operating activities of discontinued operations	226.1	—	—	226.1

Net cash provided by operating activities	2,456.8	279.5	—	2,736.3

Cash flows from investing activities:
Cash paid in connection with acquisitions, net of cash acquired	(1,980.5)	—	—	(1,980.5)
Capital expenditures	(1,663.5)	(257.3)	—	(1,920.8)
Increase in KBW Escrow Account	(1,650.0)	—	—	(1,650.0)
Decrease in KBW Escrow Account	1,522.5	—	—	1,522.5
Investments in and loans to affiliates and others	(104.7)	(2.4)	82.0	(25.1)
Other investing activities, net	13.3	20.2	—	33.5
Net cash provided by investing activities of discontinued operations, including deconsolidated cash	10.1	—	—	10.1

Net cash used by investing activities	$(3,852.8)	$(239.5)	$82.0	$(4,010.3)

LIBERTY GLOBAL PLC

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION — (Continued)

Year Ended December 31, 2011

(unaudited)

	Attributed to:
	Liberty Global Group	LiLAC Group	Inter-group eliminations	Consolidated Liberty Global
	in millions
Cash flows from financing activities:
Borrowings of debt	$5,588.6	$33.5	$—	$5,622.1
Repayments and repurchases of debt and capital lease obligations	(4,515.9)	(2.5)	—	(4,518.4)
Repurchase of LGI shares	(912.6)	—	—	(912.6)
Distributions by subsidiaries to noncontrolling interest owners	(377.0)	(39.7)		(416.7)
Payment of financing costs, debt premiums and exchange offer consideration	(250.9)	(3.4)	—	(254.3)
Payment of net settled employee withholding taxes on share-based incentive awards	(116.0)	(0.2)	—	(116.2)
Net cash paid related to derivative instruments	(80.4)	—	—	(80.4)
Change in cash collateral	(64.6)	—	—	(64.6)
Excess tax benefits from share-based compensation	36.4	1.3	—	37.7
Contributions by noncontrolling interest owners to subsidiaries	26.7	—		26.7
Purchase of additional Telenet shares	(19.6)	—	—	(19.6)
Inter-group receipts (payments), net	156.5	(74.5)	(82.0)	—
Other financing activities, net	32.7	21.9	—	54.6
Net cash used by financing activities of discontinued operations	(106.0)	—	—	(106.0)

Net cash used by financing activities	(602.1)	(63.6)	(82.0)	(747.7)

Effect of exchange rate changes on cash:
Continuing operations	39.2	(6.6)	—	32.6
Discontinued operations	1.7	—	—	1.7

Total	40.9	(6.6)	—	34.3

Net increase (decrease) in cash and cash equivalents:
Continuing operations	(2,089.1)	(30.2)	—	(2,119.3)
Discontinued operations	131.9	—	—	131.9

Net decrease in cash and cash equivalents	(1,957.2)	(30.2)	—	(1,987.4)
Cash and cash equivalents:
Beginning of year	3,748.6	98.9	—	3,847.5

End of year	1,791.4	68.7	—	1,860.1
Less cash and cash equivalents of discontinued operations at end of year	(208.9)	—	—	(208.9)

Cash and cash equivalents of continuing operations at end of year	$1,582.5	$68.7	$—	$1,651.2

Cash paid for interest:
Continuing operations	$1,324.3	$16.4	$(11.5)	$1,329.2
Discontinued operations	54.2	—	—	54.2

Total	$1,378.5	$16.4	$(11.5)	$1,383.4

Net cash paid for taxes:
Continuing operations	$23.2	$24.6	$—	$47.8
Discontinued operations	7.1	—	—	7.1

Total	$30.3	$24.6	$—	$54.9

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information

December 31, 2013, 2012 and 2011

(1)	Attributed Financial Information

The accompanying attributed financial information for the Liberty Global Group and the LiLAC Group includes the assets, liabilities, revenue, expenses and cash flows of the respective entities within each group. The LiLAC Group will initially comprise (i) VTR Finance and its subsidiaries, which include VTR GlobalCom and VTR Wireless, (ii) Lila Chile Holding BV, which is the parent entity of VTR Finance, (iii) LGI Broadband Operations, Inc. and its subsidiaries, which include Liberty Puerto Rico, and (iv) the costs associated with certain corporate employees of Liberty Global that are exclusively focused on the management of our Latin American and Caribbean operations (the LiLAC Corporate Costs). The Liberty Global Group will initially comprise all of our consolidated subsidiaries that are not included in the LiLAC Group, including Virgin Media, Unitymedia KabelBW, UPC Holding, Telenet, our corporate entities and certain other less significant entities. Any businesses that we may acquire in the future that we do not attribute to the LiLAC Group will be attributed to the Liberty Global Group. The specific debt obligations attributed to each of the Liberty Global Group and the LiLAC Group are detailed in note 3 below. We also intend, prior to the issuance of the LiLAC Ordinary Shares, to contribute to Lila Chile Holding BV an amount of cash as determined by our board of directors to provide the LiLAC Group with additional liquidity to fund, among other things, acquisitions and ongoing operating costs and expenses.

The operating results we will report in periods following the issuance of the LiLAC Ordinary Shares will differ from the operating results presented in the accompanying attributed statement of operations information due to the fact that, following the issuance of the LiLAC Ordinary Shares, we will begin allocating a portion of the costs of the Liberty Global Group’s corporate functions to the LiLAC Group. For additional information, see note 5.

Our board of directors is vested with discretion to reattribute businesses, assets and liabilities that are attributed to either the Liberty Global Group or the LiLAC Group to the other group, without the approval of any of our shareholders, and may use the liquidity of one group to fund the liquidity and capital resource requirements of the other group. Accordingly, shareholders may have difficulty evaluating the future prospects and liquidity and capital resources of each group.

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

December 31, 2013, 2012 and 2011

(2)	Derivative Instruments

The following table provides details of the fair values of our derivative instrument assets and liabilities:

	December 31, 2013			December 31, 2012
	Current	Long-term	Total	Current	Long-term	Total
	in millions
Assets:
Liberty Global Group:
Cross-currency and interest rate derivative contracts	$248.4	$520.8	$769.2	$191.3	$467.1	$658.4
Equity-related derivative instruments	—	430.4	430.4	—	594.6	594.6
Foreign currency forward contracts	1.8	—	1.8	0.7	0.4	1.1
Other	1.1	0.9	2.0	1.3	3.0	4.3

Total Liberty Global Group	251.3	952.1	1,203.4	193.3	1,065.1	1,258.4

LiLAC Group:
Foreign currency forward contracts	0.8	—	0.8	—	—	—

Total LiLAC Group	0.8	—	0.8	—	—	—

Total assets	$252.1	$952.1	$1,204.2	$193.3	$1,065.1	$1,258.4

Liabilities:
Liberty Global Group:
Cross-currency and interest rate derivative contracts	$680.2	$2,191.4	$2,871.6	$498.3	$2,089.4	$2,587.7
Equity-related derivative instruments	15.6	101.3	116.9	21.6	—	21.6
Foreign currency forward contracts	8.1	12.0	20.1	3.7	3.6	7.3
Other	0.2	0.6	0.8	0.6	0.7	1.3

Total Liberty Global Group	704.1	2,305.3	3,009.4	524.2	2,093.7	2,617.9

LiLAC Group:
Cross-currency derivative contracts	47.0	—	47.0	44.9	66.9	111.8
Foreign currency forward contracts	0.1	—	0.1	0.8	—	0.8

Total LiLAC Group	47.1	—	47.1	45.7	66.9	112.6

Total liabilities	$751.2	$2,305.3	$3,056.5	$569.9	$2,160.6	$2,730.5

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

December 31, 2013, 2012 and 2011

The details of our realized and unrealized gains (losses) on derivative instruments, net, are as follows:

	Year ended December 31,
	2013	2012	2011
	in millions
Continuing operations:
Liberty Global Group:
Cross-currency and interest rate derivative contracts	$(600.2)	$(903.9)	$(114.8)

Equity-related derivative instruments:
Sumitomo Collar	(206.4)	(109.0)	89.9
Ziggo Collar	(152.5)	—	—
Other	(3.4)	—	(2.7)

Total equity-related derivative instruments	(362.3)	(109.0)	87.2

Foreign currency forward contracts	(73.9)	(2.0)	(38.7)
Other	1.3	3.0	(0.4)

Total Liberty Global Group	(1,035.1)	(1,011.9)	(66.7)

LiLAC Group:
Cross-currency and interest rate derivative contracts	13.7	(54.4)	4.2
Foreign currency forward contracts	1.0	(4.0)	2.6

Total LiLAC Group	14.7	(58.4)	6.8

Total continuing operations	$(1,020.4)	$(1,070.3)	$(59.9)

Discontinued operations — Liberty Global Group	$(2.0)	$5.0	$(8.8)

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

December 31, 2013, 2012 and 2011

The net cash received or paid related to each of our derivative instruments is classified as an operating, investing or financing activity in our consolidated statements of cash flows based on the objective of the derivative instrument and the classification of the applicable underlying cash flows. For derivative contracts that are terminated prior to maturity, the cash paid or received upon termination that relates to future periods is classified as a financing activity. The classification of these cash inflows (outflows) are as follows:

	Year ended December 31,
	2013	2012	2011
	in millions
Continuing operations:
Liberty Global Group:
Operating activities	$(358.1)	$(383.0)	$(395.3)
Investing activities	(66.5)	23.7	—
Financing activities	524.5	(95.9)	(80.4)

Total Liberty Global Group	99.9	(455.2)	(475.7)

LiLAC Group:
Operating activities	(44.0)	(52.5)	(63.8)
Financing activities	—	(12.5)	—

Total LiLAC Group	(44.0)	(65.0)	(63.8)

Total continuing operations	$55.9	$(520.2)	$(539.5)

Discontinued operations — Liberty Global Group	$—	$(6.6)	$(13.3)

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

December 31, 2013, 2012 and 2011

(3)	Debt and Capital Lease Obligations

The U.S. dollar equivalents of our debt attributed to the Liberty Global Group and the LiLAC Group is as follows:

	December 31, 2013			Estimated fair value
	Weighted average interest rate	Unused borrowing capacity				Carrying value
		Borrowing currency	U.S. $ equivalent	December 31,		December 31,
				2013	2012	2013	2012
		in millions
Debt:
Liberty Global Group:
VM Notes	6.36%	—	$—	$9,188.7	$—	$9,150.1	$—
VM Credit Facility	3.77%	£660.0	1,093.4	4,388.9	—	4,352.8	—
VM Convertible Notes	6.50%	—	—	164.1	—	57.5	—
UPC Broadband Holding Bank Facility	3.76%	€1,046.2	1,442.6	5,717.8	5,494.4	5,671.4	5,466.8
UPC Holding Senior Notes	7.51%	—	—	3,297.4	3,190.0	3,099.2	2,905.9
UPCB SPE Notes	6.88%	—	—	4,536.5	4,502.3	4,219.5	4,145.2
Unitymedia KabelBW Notes	6.89%	—	—	8,058.2	7,416.5	7,651.9	6,815.5
Unitymedia KabelBW Revolving Credit Facilities	3.27%	€417.5	575.7	—	—	—	—
Telenet Credit Facility	3.73%	€158.0	217.9	1,956.9	1,860.0	1,936.9	1,853.7
Telenet SPE Notes	5.93%	—	—	2,916.5	2,777.6	2,759.2	2,641.0
Sumitomo Collar Loan	1.88%	—	—	939.3	1,175.1	894.3	1,083.6
Ziggo Collar Loan	0.45%	—	—	852.9	—	852.6	—
Ziggo Margin Loan	3.08%	—	—	634.3	—	634.3	—
Vendor financing	3.56%	—	—	603.1	276.8	603.1	276.8
Other	8.87%	—	—	195.1	190.6	195.1	190.6

Total Liberty Global Group debt	5.53%		3,329.6	43,449.7	26,883.3	42,077.9	25,379.1

LiLAC Group:
Third-party debt:
Liberty Puerto Rico Bank Facility	6.89%	$15.0	15.0	666.2	667.0	665.0	663.9
VTR Wireless Bank Facility	7.96%	CLP 585.0	1.2	113.1	91.9	113.1	91.9

Total third-party debt	7.05%		16.2	779.3	758.9	778.1	755.8

Related-party debt:
UPC Broadband France Loan	2.45%	—	—	(a)	(a)	441.8	446.5
UPC Chile Mobile Shareholder Loan	9.39%	—	—	(a)	(a)	111.3	101.6

Total related-party debt	3.84%		—			553.1	548.1

Total LiLAC Group debt	5.71%		16.2	779.3	758.9	1,331.2	1,303.9

Inter-group eliminations	—		—	—	—	(553.1)	(548.1)

Total debt	5.55%		$3,345.8	$44,229.0	$27,642.2	42,856.0	26,134.9

Capital lease obligations:
Liberty Global Group:
Unitymedia KabelBW						952.0	937.1
Telenet						451.2	405.1
Virgin Media						373.5	—
Other subsidiaries						69.2	46.6

Total Liberty Global Group capital lease obligations						1,845.9	1,388.8

LiLAC Group:
Liberty Puerto Rico						1.6	0.5
VTR						0.8	0.3

Total LiLAC Group capital lease obligations						2.4	0.8

Total capital lease obligations						1,848.3	1,389.6

Total debt and capital lease obligations						$44,704.3	$27,524.5

(a)	The fair values of the UPC Broadband France Loan and UPC Chile Mobile Shareholder Loan are not subject to reasonable estimation due to the related-party nature of these loans.

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

December 31, 2013, 2012 and 2011

For additional information regarding the UPC Broadband France Loan and the UPC Chile Mobile Shareholder Loan, see note 6.

(4)	Income Taxes

We generally have accounted for income taxes for the Liberty Global Group and the LiLAC Group in the accompanying attributed financial information on a separate return basis, as adjusted to reflect the consolidated view of the tax asset, liability, benefit or expense (tax attribute) of each group. Accordingly, except as otherwise noted below, any tax attribute associated with an entity tracked by the Liberty Global Ordinary Shares has been allocated to the Liberty Global Group and any tax attribute associated with an entity tracked by the LiLAC Ordinary Shares has been allocated to the LiLAC Group.

Liberty Global owns consolidated interests in a number of entities that are included in combined or consolidated tax returns, including tax returns in the Netherlands (the Dutch Fiscal Unity) and the U.S (the U.S. Tax Group). One member of the Liberty Global Group files a combined tax return for the Dutch Fiscal Unity and another member of the Liberty Global Group files a consolidated tax return for the U.S. Tax Group. Certain of the entities included in the Dutch Fiscal Unity and the U.S. Tax Group are attributed to the LiLAC Group. As a result, we record intercompany tax allocations to recognize changes in the tax attributes of certain members of the LiLAC Group that are included in the Dutch Fiscal Unity or the U.S. Tax Group. The intercompany tax allocations that have been reflected in the attributed financial information have not been cash settled and were not the subject of tax sharing agreements. Accordingly, intercompany tax allocations have been reflected in the attributed financial information as adjustments of equity. Following the adoption of the tax sharing policy described below, intercompany tax allocations are expected to be cash settled.

Effective with the date that we distribute the LiLAC Ordinary Shares, the allocation of tax attributes between the Liberty Global Group and the LiLAC Group will be based on a tax sharing policy. This tax sharing policy, which may be changed in future periods at the discretion of the board of directors of Liberty Global, generally is expected to result in the allocation of Liberty Global’s tax attributes to the Liberty Global Group and the LiLAC Group based on the tax attributes of the legal entities attributed to each of the groups. Nevertheless, to the extent that Liberty Global management concludes that the actions or results of one group give rise to changes in the tax attributes of the other group, the change in those tax attributes will generally be allocated to the group whose actions or results gave rise to such changes. Similarly, in cases where legal entities in one group join in a common tax filing with members of the other group, changes in the tax attributes of the group that includes the filing entity that are the result of the actions or financial results of one or more members of the other group are expected to be allocated to the group that does not include the filing entity. In addition, the allocation of any taxes and losses resulting from the ultimate tax treatment of Liberty Global tax attributes related to the issuance of the LiLAC Ordinary Shares are expected to be allocated in proportion to each group’s respective number of “liquidation units.” Liquidation units will be allocated to each Liberty Global Ordinary Share and each LiLAC Ordinary Share, respectively, in proportion to the relative market value of a Liberty Global Class C Ordinary Share and a LiLAC Class C Ordinary Share, respectively, based on their respective volume-weighted average price over the 20 trading-day period commencing shortly after the commencement of ordinary-course (regular-way) trading of the LiLAC Ordinary Shares. Intercompany payables and receivables that are recorded in connection with the allocation of tax attributes from one group to another will be non-interest bearing and are expected to be cash settled annually within 90 days following the filing of the relevant tax return.

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

December 31, 2013, 2012 and 2011

Liberty Global Group

Income tax expense consists of:

	Liberty Global Group
	Current	Deferred	Total
	in millions
Year ended December 31, 2013:
Continuing operations:
U.K.	$(2.4)	$(250.0)	$(252.4)
U.S.	(104.3)	116.4	12.1
Other	(194.5)	65.7	(128.8)

Total — continuing operations	$(301.2)	$(67.9)	$(369.1)

Discontinued operations	$(20.5)	$(2.2)	$(22.7)

Year ended December 31, 2012:
Continuing operations:
U.K	$(0.1)	$(0.7)	$(0.8)
U.S.	35.6	(37.6)	(2.0)
Other	(45.5)	(29.4)	(74.9)

Total — continuing operations	$(10.0)	$(67.7)	$(77.7)

Discontinued operations	$(14.8)	$(13.3)	$(28.1)

Year ended December 31, 2011:
Continuing operations:
U.K.	$(0.6)	$0.7	$0.1
U.S.	(31.6)	112.0	80.4
Other	(40.2)	(258.7)	(298.9)

Total — continuing operations	$(72.4)	$(146.0)	$(218.4)

Discontinued operations	$(7.6)	$(40.1)	$(47.7)

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

December 31, 2013, 2012 and 2011

Income tax expense attributable to our loss from continuing operations before income taxes differs from the amounts computed using the applicable income tax rate as a result of the following:

	Liberty Global Group
	Year ended December 31,
	2013	2012	2011
	in millions
Computed “expected” tax benefit	$105.8	$198.9	$224.8
Enacted tax law and rate changes	(370.4)	2.3	(3.6)
Non-deductible or non-taxable interest and other expenses	(105.1)	(81.2)	(104.9)
International rate differences	99.3	(33.1)	(34.7)
Change in subsidiary tax attributes due to a deemed change in control	(88.0)	—	—
Tax effect of intercompany financing	82.7	—	—
Change in valuation allowances	(73.8)	(134.8)	(269.3)
Non-deductible or non-taxable foreign currency exchange results	(55.6)	(10.4)	(25.9)
Basis and other differences in the treatment of items associated with investments in subsidiaries and affiliates	46.8	(24.6)	0.4
Recognition of previously unrecognized tax benefits	—	—	4.7
Other, net	(10.8)	5.2	(9.9)

Total income tax expense	$(369.1)	$(77.7)	$(218.4)

The current and non-current components of our deferred tax assets (liabilities) are as follows:

	Liberty Global Group
	December 31,
	2013	2012
	in millions
Current deferred tax assets	$212.1	$89.5
Non-current deferred tax assets	2,518.2	77.0
Current deferred tax liabilities	(1.5)	(1.4)
Non-current deferred tax liabilities	(1,396.3)	(1,328.0)

Net deferred tax asset (liability)	$1,332.5	$(1,162.9)

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

December 31, 2013, 2012 and 2011

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	Liberty Global Group
	December 31,
	2013	2012
	in millions
Deferred tax assets:
Net operating loss and other carryforwards	$7,202.6	$1,932.9
Property and equipment, net	3,436.7	283.0
Debt	836.1	528.6
Derivative instruments	516.0	519.6
Intangible assets	181.5	101.1
Share-based compensation	83.7	37.7
Other future deductible amounts	120.0	86.3

Deferred tax assets	12,376.6	3,489.2
Valuation allowance	(7,020.0)	(2,163.7)

Deferred tax assets, net of valuation allowance	5,356.6	1,325.5

Deferred tax liabilities:
Property and equipment, net	(1,945.3)	(1,156.6)
Intangible assets	(1,471.1)	(618.3)
Investments	(225.0)	(278.3)
Derivative instruments	(129.5)	(218.5)
Other future taxable amounts	(253.2)	(216.7)

Deferred tax liabilities	(4,024.1)	(2,488.4)

Net deferred tax asset (liability)	$1,332.5	$(1,162.9)

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

December 31, 2013, 2012 and 2011

LiLAC Group

Income tax benefit (expense) consists of:

	LiLAC Group
	Current	Deferred	Total
	in millions
Year ended December 31, 2013:
Continuing operations:
U.S. (a)	$(1.7)	$(6.7)	$(8.4)
Other	(34.0)	56.0	22.0

Total — continuing operations	$(35.7)	$49.3	$13.6

Year ended December 31, 2012:
Continuing operations:
U.S. (a)	$2.6	$(7.0)	$(4.4)
Other	(31.6)	38.7	7.1

Total — continuing operations	$(29.0)	$31.7	$2.7

Year ended December 31, 2011:
Continuing operations:
U.S. (a)	$(0.8)	$3.5	$2.7
Other	(21.3)	(4.1)	(25.4)

Total — continuing operations	$(22.1)	$(0.6)	$(22.7)

(a)

The amounts include intercompany deferred tax benefit of the U.S. Tax Group of $5.2 million, $1.0 million and $0.4 million during the years ended December 31, 2013, 2012 and 2011, respectively. No intercompany tax expense or benefit was required to be recorded with respect to the Dutch Fiscal Unity.

Income tax benefit (expense) attributable to our earnings (loss) from continuing operations before income taxes differs from the amounts computed using the applicable income tax rate as a result of the following:

	LiLAC Group
	Year ended December 31,
	2013	2012	2011
	in millions
Computed “expected” tax benefit (expense)	$15.3	$(20.8)	$(28.7)
Enacted tax law and rate changes	(7.4)	10.0	(4.0)
Change in valuation allowances	(7.1)	12.1	(1.7)
Basis and other differences in the treatment of items associated with investments in subsidiaries and affiliates	6.9	—	—
Impact of price level adjustments for tax purposes	5.5	2.2	3.9
International rate differences	(2.0)	11.9	12.2
Non-deductible or non-taxable interest and other expenses	(0.8)	(1.1)	(1.2)
Change in tax form of consolidated subsidiary	—	(11.6)	—
Other, net	3.2	—	(3.2)

Total income tax benefit (expense)	$13.6	$2.7	$(22.7)

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

December 31, 2013, 2012 and 2011

The current and non-current components of our deferred tax assets (liabilities) are as follows:

	LiLAC Group
	December 31,
	2013	2012
	in millions
Current deferred tax assets	$14.0	$8.9
Non-current deferred tax assets	123.6	89.2
Non-current deferred tax liabilities	(157.9)	(152.2)

Net deferred tax liability	$(20.3)	$(54.1)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	LiLAC Group
	December 31,
	2013	2012
	in millions
Deferred tax assets:
Net operating loss and other carryforwards	$83.5	$52.4
Property and equipment, net	34.0	16.9
Intangible assets	6.0	7.9
Derivative instruments	2.4	6.7
Debt	1.6	—
Share-based compensation	0.9	0.7
Other future deductible amounts	60.4	49.6

Deferred tax assets	188.8	134.2
Valuation allowance	(32.8)	(20.7)

Deferred tax assets, net of valuation allowance	156.0	113.5

Deferred tax liabilities:
Investments	(175.7)	(166.9)
Other future taxable amounts	(0.6)	(0.7)

Deferred tax liabilities	(176.3)	(167.6)

Net deferred tax liability	$(20.3)	$(54.1)

(5)	Allocated Expenses

For the years ended December 31, 2013, 2012 and 2011, we have not allocated any of the costs of the Liberty Global Group’s corporate functions to the LiLAC Group. Following the issuance of the LiLAC Ordinary Shares, we will begin to allocate a portion of the costs of the Liberty Global Group’s corporate functions to the LiLAC Group based primarily on the estimated percentage of time spent by corporate personnel providing services for each group. The allocated amount, which will be re-evaluated periodically and which we expect to cash settle, will be presented as inter-group fees and allocations in the attributed statement of operations information. We currently estimate that the portion of the Liberty Global Group’s corporate costs that will be allocated annually to the LiLAC Group during the periods following the issuance of the LiLAC Ordinary Shares

LIBERTY GLOBAL PLC

Notes to Attributed Financial Information — (Continued)

December 31, 2013, 2012 and 2011

will initially range from $8 million to $10 million. In addition, we expect the annual LiLAC Corporate Costs, exclusive of share-based compensation expense, to increase by approximately $2 million to $3 million during the first twelve months following the issuance of the LiLAC Ordinary Shares.

The share-based compensation reflected in the accompanying attributed statement of operations information is based on the share incentive awards held by the employees of the respective entities comprising the Liberty Global Group and the LiLAC Group.

While we believe that our allocation methodology is reasonable, we may elect to change the allocation methodology or percentages used to allocate operating and SG&A expenses in the future.

(6)	Inter-group Transactions

UPC Broadband France Loan

The UPC Broadband France Loan, as amended, represents amounts owed by VTR GlobalCom to UPC Broadband France SAS (UPC Broadband France), an entity attributed to the Liberty Global Group. The UPC Broadband France Loan bears interest at the Eurodollar Rate (as defined in the UPC Broadband France Loan agreement) plus 2.0%. In January 2014, a parent of UPC Broadband France made a capital contribution in the amount of $444.9 million to the parent of VTR GlobalCom, which was used to acquire the corresponding loan receivable from UPC Broadband France and pay related accrued interest. Accordingly, the UPC Broadband France Loan was effectively settled within the LiLAC Group. VTR GlobalCom incurred related-party interest expense on the UPC Broadband France Loan of $11.1 million, $12.1 million and $11.4 million during 2013, 2012 and 2011, respectively.

Related-party Advance

During 2013, VTR Chile Holdings SpA (VTR Chile Holdings), an entity attributed to the LiLAC Group, made a $600.0 million non-interest bearing advance to UPC Holding, payable on demand. This advance is reflected in the Liberty Global Group’s other accrued and current liabilities and the LiLAC Group’s other current assets in the attributed balance sheet information and in inter-group receipts (payments), net, in the attributed statement of cash flows information. During the nine months ended September 30, 2014, $471.5 million of this advance was repaid and the resulting cash was primarily used in connection with VTR Chile Holdings’ acquisition of the VTR NCI Owner’s 20.0% ownership interests in each of VTR GlobalCom and VTR Wireless.

UPC Chile Mobile Shareholder Loan

At December 31, 2011, Liberty Global Europe, an entity attributed to the Liberty Global Group, had loaned an aggregate of $99.4 million to UPC Chile Mobile Holding (the UPC Chile Mobile Shareholder Loan), which amount was in turn contributed to VTR Wireless. Each of UPC Chile Mobile Holding and VTR Wireless are entities attributed to the LiLAC Group. The interest rate on the UPC Chile Mobile Shareholder Loan was 9.39%, 9.39%, and 4.25% during 2013, 2012 and 2011, respectively. On January 10, 2014, the UPC Chile Mobile Shareholder Loan was settled through a non-cash capital contribution by Liberty Global Europe to UPC Chile Mobile Holding. UPC Chile Mobile Holding incurred related-party interest expense on the UPC Chile Mobile Shareholder Loan of $10.4 million, $10.0 million and $2.9 million during 2013, 2012 and 2011, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to provide supplemental information regarding the financial condition, changes in financial condition and results of operations of the Liberty Global Group and the LiLAC Group. This discussion and analysis should be read in conjunction with (i) the financial information and related full discussion and analysis included in our September 30, 2014 Quarterly Report, (ii) the financial information and related full discussion and analysis included in our 2013 Annual Report and (iii) the attributed financial information included elsewhere in this Annex F.

Material Changes in Results of Operations

The comparability of our operating results is affected by acquisitions. In the following discussion, we quantify the estimated impact of acquisitions on our operating results. The acquisition impact represents our estimate of the difference between the operating results of the periods under comparison that is attributable to an acquisition. In general, we base our estimate of the acquisition impact on an acquired entity’s operating results during the first three months following the acquisition date such that changes from those operating results in subsequent periods are considered to be organic changes. Accordingly, in the following discussion, variances attributed to an acquired entity during the first twelve months following the acquisition date represent differences between the estimated acquisition impact and the actual results. Our organic growth percentages may be impacted by the fact that the numerator for the organic growth percentages includes the organic growth of the acquired entity, while the denominator may not include any amounts related to the acquired entity. Normally, any such impacts would not be significant. However, due to the size of (i) Virgin Media relative to both the Liberty Global Group and Liberty Global and (ii) OneLink relative to both Liberty Puerto Rico and the LiLAC Group, certain of our consolidated organic growth rates are significantly different from the growth rates we would have reported if we had excluded Virgin Media’s or OneLink’s organic growth from certain of the organic growth rate calculations. Accordingly, to provide an additional perspective on the growth of the components of our consolidated revenue, we present organic revenue growth rates of the Liberty Global Group and Liberty Global that exclude Virgin Media’s organic growth in a note to our consolidated product revenue table included under Discussion and Analysis of our Consolidated Operations for the nine months ended September 30, 2014, as compared to the corresponding period during 2013. In addition, to provide an additional perspective on changes in our operating expenses, SG&A expenses and operating cash flow, we present the organic changes of the operating expenses, SG&A expenses and operating cash flow of (a) the Liberty Global Group and Liberty Global excluding the impact of Virgin Media for the nine months ended September 30, 2014, as compared to the corresponding period during 2013, and (b) Liberty Puerto Rico and the LiLAC Group excluding the impact of OneLink for 2013, as compared to 2012, in a note to the respective tables that are included in Discussion and Analysis of our Reportable Segments.

Discussion and Analysis of our Reportable Segments

Revenue of our Reportable Segments

	Three months ended September 30,		Increase (decrease)		Organic increase (decrease)
	2014	2013	$	%	%
	in millions
Liberty Global Group:
European Operations Division:
U.K. (Virgin Media)	$1,747.0	$1,587.4	$159.6	10.1	2.3
Germany (Unitymedia KabelBW)	671.7	641.3	30.4	4.7	4.8
Belgium (Telenet)	575.7	545.6	30.1	5.5	5.5
The Netherlands	301.6	305.4	(3.8)	(1.2)	(1.2)
Switzerland	353.2	332.1	21.1	6.4	4.3
Other Western Europe	223.8	223.5	0.3	0.1	(0.1)

Total Western Europe	3,873.0	3,635.3	237.7	6.5	2.9
Central and Eastern Europe	279.8	279.1	0.7	0.3	1.7
Central and other	34.7	33.4	1.3	3.9	(7.4)

Total European Operations Division	4,187.5	3,947.8	239.7	6.1	2.8
Corporate and other	19.0	18.7	0.3	1.6	0.7
Intersegment eliminations	(9.3)	(9.2)	(0.1)	N.M.	N.M.

Total Liberty Global Group	4,197.2	3,957.3	239.9	6.1	2.8

LiLAC Group:
Chile (VTR)	223.7	244.8	(21.1)	(8.6)	4.2
Liberty Puerto Rico	76.3	74.7	1.6	2.1	2.1

Total LiLAC Group	300.0	319.5	(19.5)	(6.1)	3.7

Inter-group eliminations	—	(0.3)	0.3	N.M.	N.M.

Total	$4,497.2	$4,276.5	$220.7	5.2	2.8

	Nine months ended September 30,		Increase (decrease)		Organic increase (decrease)
	2014	2013	$	%	%
	in millions
Liberty Global Group:
European Operations Division:
U.K. (Virgin Media) (a)	$5,249.5	$1,988.7	$3,260.8	164.0	5.8
Germany (Unitymedia KabelBW)	2,056.4	1,884.1	172.3	9.1	6.1
Belgium (Telenet)	1,732.3	1,616.2	116.1	7.2	4.2
The Netherlands	936.0	923.4	12.6	1.4	(1.5)
Switzerland	1,071.3	982.0	89.3	9.1	4.7
Other Western Europe	687.9	665.7	22.2	3.3	0.1

Total Western Europe	11,733.4	8,060.1	3,673.3	45.6	4.1
Central and Eastern Europe	859.7	848.4	11.3	1.3	0.4
Central and other	101.2	96.7	4.5	4.7	(1.9)

Total European Operations Division	12,694.3	9,005.2	3,689.1	41.0	3.7
Corporate and other	55.0	59.0	(4.0)	(6.8)	(9.8)
Intersegment eliminations	(22.5)	(26.8)	4.3	N.M.	N.M.

Total Liberty Global Group (b)	12,726.8	9,037.4	3,689.4	40.8	3.7

LiLAC Group:
Chile (VTR)	678.8	747.9	(69.1)	(9.2)	4.4
Liberty Puerto Rico	227.6	221.9	5.7	2.6	2.6

Total LiLAC Group	906.4	969.8	(63.4)	(6.5)	4.0

Inter-group eliminations	(0.1)	(1.0)	0.9	N.M.	N.M.

Total (b)	$13,633.1	$10,006.2	$3,626.9	36.2	3.7

(a)	The amount presented for the 2013 nine-month period reflects the post-acquisition revenue of Virgin Media from June 8, 2013 through September 30, 2013.

(b)

As further described under Material Changes in Results of Operations above, our organic revenue growth rate for the nine months ended September 30, 2014 is impacted by the organic growth of Virgin Media. Excluding the impact of Virgin Media, (i) the organic increase in the Liberty Global Group’s revenue would have been 3.1% during the nine months ended September 30, 2014, as compared to the corresponding period in 2013, and (ii) the organic increase in our total revenue would have been 3.2% during the nine months ended September 30, 2014, as compared to the corresponding period in 2013. For additional information, see Discussion and Analysis of our Consolidated Results — Revenue.

N.M. — Not Meaningful.

General. While not specifically discussed in the below explanations of the changes in the revenue of our reportable segments, we are experiencing significant competition in all of our broadband communications markets. This competition has an adverse impact on our ability to increase or maintain our RGUs and/or ARPU.

U.K. (Virgin Media). The increase in Virgin Media’s revenue during the three months ended September 30, 2014, as compared to the corresponding period in 2013, includes (i) an organic increase of $36.0 million or 2.3%, (ii) the impact of FX of $122.4 million and (iii) the impact of an acquisition. The organic increase in Virgin Media’s revenue is attributable to the net effect of (i) an increase in cable subscription revenue of $30.7 million or 2.8%, (ii) a decrease in other non-subscription revenue of $24.6 million or 26.3%, (iii) an increase in mobile subscription revenue of $16.6 million or 9.6% and (iv) an increase in B2B revenue of $13.3 million or 5.9%.

The increase in Virgin Media’s revenue during the nine months ended September 30, 2014, as compared to the corresponding period in 2013, is primarily attributable to the June 7, 2013 Virgin Media Acquisition. During the nine months ended September 30, 2014, Virgin Media generated revenue of $5,249.5 million, representing a pro forma organic increase of $99.5 million or 2.1% compared to the revenue reported by Virgin Media during the corresponding 2013 period. This proforma organic increase in Virgin Media’s revenue, which represents the increase that remains after eliminating the impacts of (i) a decrease of $21.1 million associated with the assumed alignment of Virgin Media’s policy to our policy for accounting for installation and certain nonrecurring fees received on B2B contracts, (ii) an acquisition and (iii) FX, is attributable to the net effect of (a) an increase in cable subscription revenue of $97.7 million or 3.0%, (b) a decrease in other non-subscription revenue of $66.2 million or 23.2%, (c) an increase in mobile subscription revenue of $44.9 million or 8.9% and (d) an increase in B2B revenue of $23.1 million or 3.4%.

The organic increase during the three-month period and the pro forma organic increase during the nine-month period in Virgin Media’s cable subscription revenue are primarily due to increases in ARPU and, to a lesser extent, the average numbers of RGUs, as increases in the average numbers of broadband internet RGUs were only partially offset by declines in the average numbers of digital cable and fixed-line telephony RGUs. The increases in ARPU are primarily due to net increases resulting from the following factors: (i) higher ARPU due to (a) February 2014 and, for the nine-month period, February 2013 price increases for broadband internet, digital cable and fixed-line telephony services and (b) an October 2013 price increase for certain broadband internet services, (ii) lower ARPU due to the impact of higher discounts, (iii) lower ARPU due to lower fixed-line telephony call volumes, (iv) higher ARPU due to increased penetration of our advanced or “TiVo” set-top boxes, (v) lower ARPU due to a change in legislation with respect to the charging of VAT, as discussed below, and (vi) higher ARPU due to the net effect of (1) increases in the proportions of subscribers receiving higher-priced tiers of broadband internet services in our bundles and (2) increases in the proportions of subscribers receiving lower-priced tiers of digital cable services in our bundles.

The organic increase during the three-month period and pro forma organic increase during the nine-month period in Virgin Media’s mobile subscription revenue are primarily due to the net effect of (i) increases in the numbers of customers taking postpaid mobile services, (ii) declines in the numbers of prepaid mobile customers, (iii) a July 2013 price increase, (iv) reductions in chargeable usage as subscribers moved to higher-limit and unlimited usage bundles and (v) decreases due to higher proportions of our postpaid customers taking lower-priced subscriber identification module or “SIM”-only contracts. In addition, the growth in mobile subscription revenue during the nine-month period was partially offset by the impact of certain nonrecurring net adjustments of $6.0 million and $1.8 million during the first and second quarters of 2013, respectively.

The organic increase during the three-month period and pro forma organic increase during the nine-month period in Virgin Media’s B2B revenue are primarily due to the net effect of (i) increases in B2B data revenue primarily attributable to (a) increased volumes and (b) increases of $6.5 million and $16.9 million, respectively, in the amortization of deferred upfront fees on B2B contracts and (ii) declines in B2B voice revenue primarily attributable to (1) lower termination rates and (2) declines in usage. In addition, the growth in B2B revenue also benefitted from the positive impact of certain nonrecurring net adjustments of $4.8 million during the third quarter of 2013.

The organic decrease during the three-month period and pro forma organic decrease during the nine-month period in Virgin Media’s other non-subscription revenue are primarily attributable to (i) decreases in interconnect revenue, primarily due to reductions in (a) fixed-line termination rates in February 2014 and (b) for the nine-month period, mobile termination rates in April 2013, (ii) decreases of $7.3 million and $22.0 million, respectively, in Virgin Media’s non-cable subscriber base, (iii) decreases in installation revenue and (iv) decreases in mobile handset sales.

On March 19, 2014, the U.K. government announced a change in legislation with respect to the charging of VAT in connection with prompt payment discounts such as those that Virgin Media offers to its fixed-line telephony customers. The changes, which took effect on May 1, 2014, impacted Virgin Media and some of its competitors. Virgin Media currently believes that this legislative change will result in a reduction in revenue and operating income of approximately £28 million ($45 million) to £30 million ($49 million) from the effective date of May 1, 2014 through the end of 2014. As a result of this legislation, Virgin Media’s revenue was £7.3 million ($11.8 million) and £10.8 million ($17.5 million) lower during the second and third quarters of 2014, respectively, as compared to the corresponding prior year periods.

Germany (Unitymedia KabelBW). The increases in Unitymedia KabelBW’s revenue during the three and nine months ended September 30, 2014, as compared to the corresponding periods in 2013, include (i) organic increases of $30.7 million or 4.8% and $114.5 million or 6.1%, respectively, and (ii) the impact of FX, as set forth below:

	Three-month period			Nine-month period
	Subscription revenue (a)	Non- subscription revenue (b)	Total	Subscription revenue (a)	Non- subscription revenue (b)	Total
	in millions
Increase in cable subscription revenue due to change in:
Average number of RGUs (c)	$25.6	$—	$25.6	$78.9	$—	$78.9
ARPU (d)	7.0	—	7.0	23.2	—	23.2

Total increase in cable subscription revenue	32.6	—	32.6	102.1	—	102.1
Increase in mobile subscription revenue (e)	0.4	—	0.4	3.1	—	3.1

Total increase in subscription revenue	33.0	—	33.0	105.2	—	105.2
Increase in B2B revenue	—	0.5	0.5	—	0.1	0.1
Increase (decrease) in other non-subscription revenue (f)	—	(2.8)	(2.8)	—	9.2	9.2

Total organic increase (decrease)	33.0	(2.3)	30.7	105.2	9.3	114.5
Impact of FX	—	(0.3)	(0.3)	52.1	5.7	57.8

Total	$33.0	$(2.6)	$30.4	$157.3	$15.0	$172.3

(a)

Unitymedia KabelBW’s subscription revenue includes revenue from multi-year bulk agreements with landlords or housing associations or with third parties that operate and administer the in-building networks on behalf of housing associations. These bulk agreements, which generally allow for the procurement of the basic video signals at volume-based discounts, provide access to nearly two-thirds of Unitymedia KabelBW’s video subscribers. Unitymedia KabelBW’s bulk agreements are, to a significant extent, medium- and long-term contracts. As of September 30, 2014, bulk agreements covering approximately 35% of the video subscribers that Unitymedia KabelBW serves through these agreements expire by the end of 2015 or are terminable on 30-days notice. During the three months ended September 30, 2014, Unitymedia KabelBW’s 20 largest bulk agreement accounts generated approximately 7% of its total revenue (including estimated amounts billed directly to the building occupants for premium cable, broadband internet and fixed-line telephony services). No assurance can be given that Unitymedia KabelBW’s bulk agreements will be renewed or extended on financially equivalent terms or at all, particularly in light of the commitments we made to the FCO in connection with the December 15, 2011 acquisition of KBW. In this regard, we have, among other items, agreed to grant a special termination right with respect to certain of Unitymedia KabelBW’s existing access agreements (the Remedy HA Agreements). The total number of dwelling units covered by the Remedy HA Agreements was approximately 340,000 as of December 15, 2011. At September 30, 2014, approximately 11% of the dwelling units covered by the Remedy HA Agreements remain subject to special termination rights. These dwelling units (which include agreements that are not among the 20 largest bulk agreements) as of September 30, 2014 accounted for less than 1% of Unitymedia KabelBW’s total revenue during the three months ended September 30, 2014. During the third quarter of

2013, the Düsseldorf Court of Appeal decided to overturn the FCO’s decision to clear our acquisition of KBW. For additional information, see note 14 to our September 30, 2014 condensed consolidated financial statements.

(b)

Unitymedia KabelBW’s other non-subscription revenue includes fees received for the carriage of certain channels included in Unitymedia KabelBW’s analog and digital cable offerings. This carriage fee revenue is subject to contracts that expire or are otherwise terminable by either party on various dates ranging from 2014 through 2018. The aggregate amount of revenue related to these carriage contracts represented approximately 5% of Unitymedia KabelBW’s total revenue during the three months ended September 30, 2014. No assurance can be given that these contracts will be renewed or extended on financially equivalent terms, or at all. In 2012, public broadcasters sent us notices purporting to terminate their carriage fee arrangements effective December 31, 2012. Although we have rejected these termination notices, beginning in 2013, we ceased recognizing revenue related to these carriage fee arrangements. Also, our ability to increase the aggregate carriage fees that Unitymedia KabelBW receives for each channel is limited through 2016 by certain commitments we made to regulators in connection with the acquisition of KBW.

(c)

The increases in Unitymedia KabelBW’s cable subscription revenue related to changes in the average numbers of RGUs are attributable to increases in the average numbers of broadband internet, fixed-line telephony and digital cable RGUs that were only partially offset by declines in the average numbers of analog cable RGUs.

(d)

The increases in Unitymedia KabelBW’s cable subscription revenue related to changes in ARPU are due to (i) improvements in RGU mix and (ii) net increases resulting primarily from the following factors: (a) higher ARPU from broadband internet and digital cable services, (b) lower ARPU from fixed-line telephony services due to the net effect of (1) decreases in ARPU associated with lower fixed-line telephony call volumes for customers on usage-based calling plans and (2) increases in ARPU associated with the migration of customers to fixed-rate calling plans and related value-added services and (c) lower ARPU from analog cable services primarily due to lower negotiated rates for certain bulk agreements and higher proportions of customers receiving discounted analog cable services through these agreements.

(e)

The increases in Unitymedia KabelBW’s mobile subscription revenue are primarily due to the net effect of (i) increases in the average numbers of mobile subscribers and (ii) lower ARPU due to the impact of increases in the proportions of subscribers receiving lower-priced tiers of mobile services.

(f)

The changes in Unitymedia KabelBW’s other non-subscription revenue are primarily attributable to the net effect of (i) decreases in interconnect revenue of $4.0 million and $12.6 million, respectively, primarily attributable to lower fixed-line termination rates, (ii) increases in carriage fee revenue of $0.4 million and $6.5 million, respectively, and (iii) increases in installation revenue of $1.3 million and $3.4 million, respectively. The increase during the nine-month period also includes an $11.4 million increase in network usage revenue related to the settlement of prior year amounts during the first quarter of 2014.

Belgium (Telenet). The increases in Telenet’s revenue during the three and nine months ended September 30, 2014, as compared to the corresponding periods in 2013, include (i) organic increases of $29.9 million or 5.5% and $67.7 million or 4.2%, respectively, and (ii) the impact of FX, as set forth below:

	Three-month period			Nine-month period
	Subscription revenue	Non- subscription revenue	Total	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase in cable subscription revenue due to change in:
Average number of RGUs (a)	$14.0	$—	$14.0	$40.8	$—	$40.8
ARPU (b)	5.9	—	5.9	15.2	—	15.2

Total increase in cable subscription revenue	19.9	—	19.9	56.0	—	56.0
Increase in mobile subscription revenue (c)	3.7	—	3.7	7.1	—	7.1

Total increase in subscription revenue	23.6	—	23.6	63.1	—	63.1
Increase in B2B revenue (d)	—	1.3	1.3	—	5.3	5.3
Increase (decrease) in other non-subscription revenue (e)	—	5.0	5.0	—	(0.7)	(0.7)

Total organic increase	23.6	6.3	29.9	63.1	4.6	67.7
Impact of FX	(0.3)	0.5	0.2	41.1	7.3	48.4

Total	$23.3	$6.8	$30.1	$104.2	$11.9	$116.1

(a)

The increases in Telenet’s cable subscription revenue related to changes in the average numbers of RGUs are attributable to increases in the average numbers of fixed-line telephony, digital cable and broadband internet RGUs that were only partially offset by declines in the average numbers of analog cable RGUs.

(b)

The increases in Telenet’s cable subscription revenue related to changes in ARPU are due to (i) improvements in RGU mix and (ii) net increases resulting primarily from the following factors: (a) higher ARPU due to (1) increases in the proportions of subscribers receiving higher-priced tiers of services due to migrations to our current bundle offerings and (2) February 2014 price increases for certain existing analog and digital cable, broadband internet and fixed-line telephony services, (b) lower ARPU due to the impacts of higher bundling and promotional discounts, (c) lower ARPU from fixed-line telephony services due to (I) lower fixed-line telephony call volumes for customers on usage-based plans and (II) higher proportions of customers migrating to fixed-rate calling plans and (d) lower ARPU due to the impact of increases in the proportions of subscribers receiving lower-priced tiers of broadband internet services in our bundles.

(c)

The increases in Telenet’s mobile subscription revenue are due primarily to the net effect of (i) increases in the average numbers of mobile subscribers and (ii) lower ARPU due to (a) the impact of increases in the proportion of subscribers receiving lower-priced tiers of mobile services and (b) reductions during the nine-month period in billable usage.

(d)	The increases in Telenet’s B2B revenue are due to (i) higher wholesale revenue from mobile services and (ii) net increases resulting from individually insignificant changes in other B2B categories.

(e)

The changes in Telenet’s other non-subscription revenue are primarily due to the net effect of (i) decreases in mobile handset sales of $2.5 million and $14.7 million, respectively, (ii) increases in interconnect revenue of $2.8 million and $9.5 million, respectively, primarily due to the net effect of (a) growth in mobile customers and (b) lower data usage, and (iii) increases in set-top box sales of $4.4 million and $7.0 million, respectively, primarily due to a digital cable migration completed during the third quarter of 2014. The decreases in Telenet’s mobile handset sales, which typically generate relatively low margins, are primarily due to decreases in sales to third-party retailers.

For information concerning certain regulatory developments that could have an adverse impact on our revenue in Belgium, see note 14 to our September 30, 2014 condensed consolidated financial statements.

The Netherlands. The increase (decrease) in the Netherlands’ revenue during the three and nine months ended September 30, 2014, as compared to the corresponding periods in 2013, include (i) organic decreases of $3.7 million or 1.2% and $13.8 million or 1.5%, respectively, and (ii) the impact of FX, as set forth below:

	Three-month period			Nine-month period
	Subscription revenue	Non- subscription revenue	Total	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase (decrease) in cable subscription revenue due to change in:
Average number of RGUs (a)	$1.2	$—	$1.2	$2.0	$—	$2.0
ARPU (b)	(2.5)	—	(2.5)	(9.4)	—	(9.4)

Total decrease in cable subscription revenue	(1.3)	—	(1.3)	(7.4)	—	(7.4)
Decrease in B2B revenue	—	(0.7)	(0.7)	—	(2.0)	(2.0)
Decrease in other non-subscription revenue (c)	—	(1.7)	(1.7)	—	(4.4)	(4.4)

Total organic decrease	(1.3)	(2.4)	(3.7)	(7.4)	(6.4)	(13.8)
Impact of FX	(0.5)	0.4	(0.1)	23.7	2.7	26.4

Total	$(1.8)	$(2.0)	$(3.8)	$16.3	$(3.7)	$12.6

(a)

The increases in the Netherlands’ cable subscription revenue related to changes in the average numbers of RGUs are attributable to increases in the average numbers of broadband internet, fixed-line telephony and digital cable RGUs that were mostly offset by declines in the average numbers of analog cable RGUs.

(b)

The decreases in the Netherlands’ cable subscription revenue related to changes in ARPU are due to the net effect of (i) net decreases resulting primarily from the following factors: (a) lower ARPU due to the impact of increases in the proportions of subscribers receiving lower-priced tiers of broadband internet and fixed-telephony services in our bundles, (b) higher ARPU due to the impacts of lower bundling discounts, (c) higher ARPU from digital cable services and (d) lower ARPU due to decreases in fixed-line telephony call volumes and (ii) improvements in RGU mix.

(c)	The decreases in the Netherlands’ other non-subscription revenue are primarily due to decreases in installation revenue.

For information concerning certain regulatory developments that could have an adverse impact on our revenue in the Netherlands, see note 14 to our September 30, 2014 condensed consolidated financial statements.

Switzerland. The increases in Switzerland’s revenue during the three and nine months ended September 30, 2014, as compared to the corresponding periods in 2013, include (i) organic increases of $14.4 million or 4.3% and $46.5 million or 4.7%, respectively, (ii) the impact of acquisitions and (iii) the impact of FX, as set forth below:

	Three-month period			Nine-month period
	Subscription revenue	Non- subscription revenue	Total	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase in cable subscription revenue due to change in:
Average number of RGUs (a)	$6.5	$—	$6.5	$21.7	$—	$21.7
ARPU (b)	3.5	—	3.5	18.8	—	18.8

Total increase in cable subscription revenue	10.0	—	10.0	40.5	—	40.5
Increase in B2B revenue (c)	—	2.3	2.3	—	6.2	6.2
Increase (decrease) in other non-subscription revenue (d)	—	2.1	2.1	—	(0.2)	(0.2)

Total organic increase	10.0	4.4	14.4	40.5	6.0	46.5
Impact of acquisitions	0.7	(0.4)	0.3	3.3	(1.7)	1.6
Impact of FX	5.7	0.7	6.4	35.7	5.5	41.2

Total	$16.4	$4.7	$21.1	$79.5	$9.8	$89.3

(a)

The increases in Switzerland’s cable subscription revenue related to changes in the average numbers of RGUs are attributable to increases in the average numbers of broadband internet, digital cable and fixed-line telephony RGUs that were largely offset by declines in the average numbers of analog cable RGUs.

(b)

The increases in Switzerland’s cable subscription revenue related to changes in ARPU are due to (i) improvements in RGU mix and (ii) a negative impact during the three-month period and a positive impact during the nine-month period from the net effect of: (a) higher ARPU due to the inclusion of higher-priced tiers of fixed-line telephony, broadband internet and video services in our bundles, including the impacts of price increases in April 2014 and January 2014, (b) lower ARPU due to decreases in fixed-line telephony call volumes, (c) lower ARPU due to the impacts of bundling discounts and (d) higher ARPU from incremental digital cable services.

(c)	The increases in Switzerland’s B2B revenue are due primarily to increased volumes in voice, data and broadband internet services.

(d)

The changes in Switzerland’s other non-subscription revenue are due to (i) a decrease during the nine-month period in installation revenue and (ii) net increases from individually insignificant changes in other non-subscription revenue categories.

Other Western Europe. The increases in Other Western Europe’s revenue during the three and nine months ended September 30, 2014, as compared to the corresponding periods in 2013, include (i) an organic increase (decrease) of ($0.3 million) or (0.1%) and $1.0 million or 0.1%, respectively, (ii) the impact of an acquisition and (iii) the impact of FX, as set forth below:

	Three-month period			Nine-month period
	Subscription revenue	Non- subscription revenue	Total	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase (decrease) in cable subscription revenue due to change in:
Average number of RGUs (a)	$9.3	$—	$9.3	$28.6	$—	$28.6
ARPU (b)	(6.6)	—	(6.6)	(15.2)	—	(15.2)

Total increase in cable subscription revenue	2.7	—	2.7	13.4	—	13.4
Decrease in B2B revenue (c)	—	—	—	—	(4.1)	(4.1)
Decrease in other non-subscription revenue (d)	—	(3.0)	(3.0)	—	(8.3)	(8.3)

Total organic increase (decrease)	2.7	(3.0)	(0.3)	13.4	(12.4)	1.0
Impact of an acquisition	0.5	—	0.5	1.6	—	1.6
Impact of FX	0.6	(0.5)	0.1	17.0	2.6	19.6

Total	$3.8	$(3.5)	$0.3	$32.0	$(9.8)	$22.2

(a)

The increases in Other Western Europe’s cable subscription revenue related to changes in the average numbers of RGUs are attributable to increases in the average numbers of fixed-line telephony, broadband internet and, to a lesser extent, digital cable RGUs in each of Ireland and Austria that were only partially offset by declines in the average numbers of analog cable RGUs in each of Austria and Ireland and multi-channel multi-point (microwave) distribution system video RGUs in Ireland.

(b)

The decreases in Other Western Europe’s cable subscription revenue related to changes in ARPU are attributable to decreases in ARPU in each of Ireland and Austria. Other Western Europe’s overall ARPU was impacted by adverse changes in RGU mix in each of Ireland and Austria. In addition to the adverse impact of RGU mix, Ireland’s ARPU was negatively impacted by the net effect of: (i) higher ARPU due to the inclusion of higher-priced tiers of broadband internet, video and fixed-line telephony services in our bundles, including the impact of a price increase in March 2014, (ii) lower ARPU due to the impacts of bundling discounts and (iii) lower ARPU due to decreases in fixed-line telephony call volumes. In addition to the adverse impact of RGU mix, Austria’s ARPU was negatively impacted by the net effect of (a) a January 2014 price increase for video services, (b) lower ARPU due to the impacts of bundling discounts and (c) lower ARPU due to decreases in fixed-line telephony call volumes.

(c)

The decrease in Other Western Europe’s B2B revenue during the nine-month period is due primarily to lower revenue from (i) voice services in each of Austria and Ireland and (ii) internet services in Austria.

(d)

The decreases in Other Western Europe’s other non-subscription revenue are due primarily to (i) decreases in installation revenue in Ireland and (ii) decreases in revenue from Austria’s non-cable subscriber base.

Central and Eastern Europe. The increases in Central and Eastern Europe’s revenue during the three and nine months ended September 30, 2014, as compared to the corresponding periods in 2013, include (i) organic increases of $4.6 million or 1.7% and $3.4 million or 0.4%, respectively, and (ii) the impact of FX, as set forth below:

	Three-month period			Nine-month period
	Subscription revenue	Non- subscription revenue	Total	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase (decrease) in cable subscription revenue due to change in:
Average number of RGUs (a)	$7.5	$—	$7.5	$18.8	$—	$18.8
ARPU (b)	(1.7)	—	(1.7)	(12.8)	—	(12.8)

Total increase in cable subscription revenue	5.8	—	5.8	6.0	—	6.0

Increase in B2B revenue	—	1.1	1.1	—	3.4	3.4
Decrease in other non-subscription revenue (c)	—	(2.3)	(2.3)	—	(6.0)	(6.0)

Total organic increase (decrease)	5.8	(1.2)	4.6	6.0	(2.6)	3.4
Impact of FX	(3.7)	(0.2)	(3.9)	7.9	—	7.9

Total	$2.1	$(1.4)	$0.7	$13.9	$(2.6)	$11.3

(a)

The increases in Central and Eastern Europe’s cable subscription revenue related to changes in the average numbers of RGUs are primarily attributable to increases in the average numbers of digital cable, broadband internet and fixed-line telephony RGUs in Poland, Romania, Hungary and Slovakia that were largely offset by (i) declines in the average numbers of analog cable RGUs in Poland, Romania, Hungary and Slovakia and (ii) declines in the average numbers of digital cable and fixed-line telephony RGUs in the Czech Republic.

(b)

The decreases in Central and Eastern Europe’s cable subscription revenue related to changes in ARPU are due to the net effect of (i) decreases resulting primarily from the following factors: (a) lower ARPU due to the impacts of higher bundling discounts, (b) lower ARPU from fixed-line telephony services, primarily due to (1) increases in the proportions of subscribers receiving lower-priced calling plans and (2) decreases in call volumes for customers on usage-based calling plans, and (c) higher ARPU due to the inclusion of higher-priced tiers of broadband internet and digital cable services in our bundles and (ii) improvements in RGU mix.

(c)

The decreases in Central and Eastern Europe’s non-subscription revenue are due to (i) decreases in interconnect revenue, largely in Poland as a result of lower fixed-line telephony termination rates, and (ii) net decreases resulting from individually insignificant changes in other non-subscription revenue categories.

Chile (VTR). The decreases in VTR’s revenue during the three and nine months ended September 30, 2014, as compared to the corresponding periods in 2013, include (i) organic increases of $10.3 million or 4.2% and $33.2 million or 4.4%, respectively, and (ii) the impact of FX, as set forth below:

	Three-month period			Nine-month period
	Subscription revenue	Non- subscription revenue	Total	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase in cable subscription revenue due to change in:
Average number of RGUs (a)	$8.7	$—	$8.7	$29.8	$—	$29.8
ARPU (b)	3.1	—	3.1	10.0	—	10.0

Total increase in cable subscription revenue	11.8	—	11.8	39.8	—	39.8
Increase in mobile subscription revenue (c)	2.6	—	2.6	3.7	—	3.7

Total increase in subscription revenue	14.4	—	14.4	43.5	—	43.5
Decrease in non-subscription revenue (d)	—	(4.1)	(4.1)	—	(10.3)	(10.3)

Total organic increase (decrease)	14.4	(4.1)	10.3	43.5	(10.3)	33.2
Impact of FX	(29.2)	(2.2)	(31.4)	(95.8)	(6.5)	(102.3)

Total	$(14.8)	$(6.3)	$(21.1)	$(52.3)	$(16.8)	$(69.1)

(a)

The increases in VTR’s cable subscription revenue related to changes in the average numbers of RGUs are attributable to increases in the average numbers of digital cable, broadband internet and fixed-line telephony RGUs that were only partially offset by declines in the average numbers of analog cable RGUs.

(b)

The increases in VTR’s cable subscription revenue related to changes in ARPU are due to (i) net increases resulting from the following factors: (a) lower ARPU due to the impacts of higher bundling and promotional discounts, (b) higher ARPU due to the inclusion of higher-priced tiers of broadband internet and fixed-line telephony services in our bundles, (c) higher ARPU due to semi-annual inflation and other price adjustments for video, broadband internet and fixed-line telephony services, (d) higher ARPU from incremental digital cable services and (e) lower ARPU due to decreases in fixed-line telephony call volumes for customers on usage-based plans and (ii) improvements in RGU mix.

(c)

The increases in VTR’s mobile subscription revenue are attributable to the net effect of (i) increases in mobile ARPU, primarily due to higher proportions of mobile subscribers on postpaid plans, which generate higher ARPU than prepaid plans, and (ii) decreases in the average numbers of mobile subscribers.

(d)

The decreases in VTR’s non-subscription revenue are due primarily to (i) decreases in interconnect revenue, primarily associated with a January 2014 decline in mobile terminations rates, and (ii) decreases in prepaid mobile handset sales. For information regarding an ongoing tariff-setting process in Chile that may impact the revenue of VTR, see note 14 to our September 30, 2014 condensed consolidated financial statements.

Liberty Puerto Rico. The increases in Liberty Puerto Rico’s revenue during the three and nine months ended September 30, 2014, as compared to the corresponding periods in 2013, are set forth below:

	Three-month period			Nine-month period
	Subscription revenue	Non- subscription revenue	Total	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase (decrease) in cable subscription revenue due to change in:
Average number of RGUs (a)	$7.0	$—	$7.0	$21.7	$—	$21.7
ARPU (b)	(5.2)	—	(5.2)	(16.5)	—	(16.5)

Total increase in cable subscription revenue	1.8	—	1.8	5.2	—	5.2
Increase (decrease) in non-subscription revenue	—	(0.2)	(0.2)	—	0.5	0.5

Total organic increase (decrease)	$1.8	$(0.2)	$1.6	$5.2	$0.5	$5.7

(a)

The increases in Liberty Puerto Rico’s subscription revenue related to changes in the average number of RGUs are attributable to increases in the average numbers of fixed-line telephony, broadband internet and digital cable RGUs.

(b)

The decreases in Liberty Puerto Rico’s subscription revenue related to changes in ARPU are due to (i) lower ARPU due to the impact of bundling discounts and (ii) lower ARPU from digital cable services, primarily due to the migration of Liberty Puerto Rico’s customers to lower priced tiers, including Spanish-language tiers.

Operating Expenses of our Reportable Segments

	Three months ended September 30,		Increase (decrease)		Organic increase (decrease)
	2014	2013	$	%	%
	in millions
Liberty Global Group:
European Operations Division:
U.K. (Virgin Media)	$731.6	$723.3	$8.3	1.1	(6.1)
Germany (Unitymedia KabelBW)	155.3	157.1	(1.8)	(1.1)	(1.3)
Belgium (Telenet)	226.9	209.6	17.3	8.3	8.3
The Netherlands	86.6	95.3	(8.7)	(9.1)	(8.9)
Switzerland	94.2	89.9	4.3	4.8	2.9
Other Western Europe	78.5	80.4	(1.9)	(2.4)	(2.6)

Total Western Europe	1,373.1	1,355.6	17.5	1.3	(2.7)
Central and Eastern Europe	106.8	109.6	(2.8)	(2.6)	(1.4)
Central and other	36.5	32.2	4.3	13.4	10.0

Total European Operations Division	1,516.4	1,497.4	19.0	1.3	(2.4)
Corporate and other	14.2	13.6	0.6	4.4	4.4
Intersegment eliminations	(5.6)	(19.3)	13.7	N.M.	N.M.

Total Liberty Global Group	1,525.0	1,491.7	33.3	2.2	(1.4)

LiLAC Group:
Chile (VTR)	99.7	118.5	(18.8)	(15.9)	(4.4)
Liberty Puerto Rico	34.0	35.9	(1.9)	(5.3)	(5.3)

Total LiLAC Group	133.7	154.4	(20.7)	(13.4)	(4.6)

Inter-group eliminations	—	(0.3)	0.3	N.M.	N.M.

Total operating expenses excluding share-based compensation expense	1,658.7	1,645.8	12.9	0.8	(1.7)

Share-based compensation expense	1.0	0.8	0.2	25.0

Total	$1,659.7	$1,646.6	$13.1	0.8

	Nine months ended September 30,		Increase (decrease)		Organic increase (decrease)
	2014	2013	$	%	%
	in millions
Liberty Global Group:
European Operations Division:
U.K. (Virgin Media) (a)	$2,263.4	$897.7	$1,365.7	152.1	(6.9)
Germany (Unitymedia KabelBW)	475.6	476.5	(0.9)	(0.2)	(3.0)
Belgium (Telenet)	662.0	642.1	19.9	3.1	0.3
The Netherlands	273.2	284.6	(11.4)	(4.0)	(6.7)
Switzerland	291.0	271.6	19.4	7.1	3.0
Other Western Europe	251.2	250.8	0.4	0.2	(3.0)

Total Western Europe	4,216.4	2,823.3	1,393.1	49.3	(3.3)
Central and Eastern Europe	323.1	326.5	(3.4)	(1.0)	(2.0)
Central and other	105.3	97.9	7.4	7.6	3.3

Total European Operations Division	4,644.8	3,247.7	1,397.1	43.0	(2.9)
Corporate and other	46.3	44.1	2.2	5.0	2.0
Intersegment eliminations	(23.7)	(60.0)	36.3	N.M.	N.M.

Total Liberty Global Group (b)	4,667.4	3,231.8	1,435.6	44.4	(1.8)

LiLAC Group:
Chile (VTR)	303.1	360.1	(57.0)	(15.8)	(3.3)
Liberty Puerto Rico	101.4	109.9	(8.5)	(7.7)	(7.7)

Total LiLAC Group	404.5	470.0	(65.5)	(13.9)	(4.3)

Inter-group eliminations	(0.1)	(1.0)	0.9	N.M.	N.M.

Total operating expenses excluding share-based compensation expense (b)	5,071.8	3,700.8	1,371.0	37.0	(2.1)

Share-based compensation expense	5.9	10.7	(4.8)	(44.9)

Total	$5,077.7	$3,711.5	$1,366.2	36.8

(a)	The amount presented for the 2013 period reflects the post-acquisition operating expenses of Virgin Media from June 8, 2013 through September 30, 2013.

(b)

As further described under Material Changes in Results of Operations above, the organic decrease in our operating expenses for the nine months ended September 30, 2014 is impacted by the organic decrease in Virgin Media’s operating expenses. Excluding the impact of Virgin Media, (i) the organic change in the Liberty Global Group’s operating expenses would have been an organic increase of 0.2% during the nine months ended September 30, 2014, as compared to the corresponding period in 2013, and (ii) the organic decrease in our total operating expenses would have been 0.5% during the nine months ended September 30, 2014, as compared to the corresponding period in 2013.

N.M. — Not Meaningful.

General. Operating expenses include programming and copyright, network operations, interconnect, customer operations, customer care, share-based compensation and other costs related to our operations. We do not include share-based compensation in the following discussion and analysis of the operating expenses of our reportable segments as share-based compensation expense is not included in the performance measures of our reportable segments. Share-based compensation expense is discussed under Discussion and Analysis of Our Consolidated Operating Results below. Programming and copyright costs, which represent a significant portion of our operating costs, are expected to rise in future periods as a result of (i) growth in the number of our digital video subscribers, (ii) higher costs associated with the expansion of our digital video content, including rights associated with ancillary product offerings and rights that provide for the broadcast of live sporting events, and (iii) rate increases. In addition, we are subject to inflationary pressures with respect to our labor and other costs and foreign currency exchange risk with respect to costs and expenses that are denominated in currencies other than the respective functional currencies of our operating segments (non-functional currency expenses). Any cost increases that we are not able to pass on to our subscribers through rate increases would result in increased pressure on our operating margins.

European Operations Division. The European Operations Division’s operating expenses (exclusive of share-based compensation expense) increased $19.0 million or 1.3% and $1,397.1 million or 43.0% during the three and nine months ended September 30, 2014, respectively, as compared to the corresponding periods in 2013. These increases include $0.9 million and $1,263.4 million, respectively, attributable to the impacts of the Virgin Media Acquisition and other less significant acquisitions. Excluding the effects of acquisitions and FX, the European Operations Division’s operating expenses decreased $35.3 million or 2.4% and $95.5 million or 2.9%, respectively. These decreases include the following factors:

•

Decreases in network-related expenses of $55.8 million or 25.2% and $64.0 million or 12.6%, respectively, due in part to a retroactive reduction in U.K. local authority charges for network infrastructure following a review by the U.K. government that resulted in a benefit of $39.1 million during the third quarter of 2014. This benefit consists of a $33.5 million nonrecurring benefit related to periods prior to the third quarter of 2014 and a $5.6 million benefit related to the third quarter of 2014. We expect an amount similar to the third quarter 2014 benefit to recur in future quarters. The decreases in network-related expenses also include the net effects of (i) decreased network and customer premises equipment maintenance costs, predominantly in the U.K., the Netherlands and Switzerland, (ii) lower outsourced labor costs associated with customer-facing activities, primarily in the Netherlands, and, during the nine-month period, Switzerland, (iii) lower duct and pole rental costs, primarily in Belgium, and (iv) increased outsourced labor costs associated with customer-facing activities in Germany;

•

An increase (decrease) in mobile handset costs of $4.1 million and ($33.5 million), respectively, due primarily to (i) decreased mobile handset costs as a result of continued growth of SIM-only contracts, predominantly in the U.K., (ii) decreased mobile handset sales to third-party retailers in Belgium, partially offset by increases in the U.K., and (iii) an increase during the three-month period and a decrease during the nine-month period in costs associated with subscriber promotions involving free or heavily-discounted handsets in Belgium;

•

Increases in programming and copyright costs of $9.0 million or 2.0% and $29.0 million or 3.0%, respectively, due in part to the impact of certain nonrecurring adjustments related to the settlement or reassessment of operational contingencies, which resulted in net decreases in programming and copyright costs of $13.6 million and $40.9 million, respectively. During the 2014 periods, these nonrecurring adjustments decreased costs by (a) $16.9 million in Belgium and $7.0 million in Poland during the first quarter, (b) $10.6 million in the U.K. during the second quarter and (c) an aggregate of $7.6 million in Belgium, Switzerland, Austria and the Netherlands during the third quarter. During the three- and nine-month periods in 2013, the aggregate impacts of similar reassessments and settlements in Belgium, the Netherlands and Poland increased (decreased) costs by $6.1 million and ($1.2 million), respectively. The increases in programming costs also include (i) growth in digital video services in the U.K., Belgium, Germany, Poland, Romania and Switzerland and (ii) increased costs for sports rights, primarily in the U.K.;

•

Decreases in outsourced labor and professional fees of $6.7 million or 7.5% and $24.9 million or 11.2%, respectively, due primarily to the net effect of (i) lower call center costs, predominantly in the U.K., Belgium, Switzerland and the Netherlands, (ii) lower consulting costs in the European Operations Division’s central operations, Germany and the U.K. and (ii) higher call center costs in Germany;

•

An increase (decrease) in personnel costs of $4.5 million or 2.1% and ($17.5 million) or (3.5%), respectively, due primarily to the net effect of (i) decreased staffing levels, primarily as a result of integration and reorganization activities in the U.K. following the Virgin Media Acquisition, (ii) annual wage increases, primarily in the U.K., Germany, the Netherlands and Belgium, and (iii) an increase during the three-month period related to lower proportions of capitalizable activities, primarily in the U.K. During the nine-month period, changes in the proportion of capitalizable activities resulted in a net decrease in costs, primarily due to the net effect of (a) lower costs in the European Operations Division’s central operations and Germany and (b) higher costs in the U.K.;

•

Decreases in interconnect costs of $1.1 million or 0.5% and $14.7 million or 3.0%, respectively, due primarily to the net effect of (i) increased costs in the U.K. and Belgium attributable to mobile subscriber growth, (ii) decreased costs resulting from lower rates, primarily in the U.K., Germany, Belgium and the Netherlands, (iii) lower call volumes, primarily in the U.K. and Germany, and (iv) a $2.6 million decrease during the nine-month period in Belgium due to the impact of an accrual release in the first quarter of 2014 associated with the reassessment of an operational contingency;

•

Decreases in bad debt and collection expenses of $2.9 million or 7.6% and $9.4 million or 10.8%, respectively, with most of the declines occurring in Germany, the Netherlands and the Czech Republic; and

•	Net increases resulting from individually insignificant changes in other operating expense categories.

LiLAC Group. The LiLAC Group’s operating expenses (exclusive of share-based compensation expense) decreased $20.7 million or 13.4% and $65.5 million or 13.9% during the three and nine months ended September 30, 2014, respectively, as compared to the corresponding periods in 2013. Excluding the effects of FX, the LiLAC Group’s operating expenses decreased $7.1 million or 4.6% and $20.2 million or 4.3%, respectively. These decreases include the following factors:

•

Increases in programming and copyright costs of $4.4 million or 7.2% and $14.9 million or 8.4%, respectively, primarily associated with (i) growth in digital cable services at VTR GlobalCom and (ii) increases arising from foreign currency exchange rate fluctuations with respect to VTR GlobalCom’s U.S. dollar denominated programming contracts. During the nine months ended September 30, 2014, $29.6 million or 27.1% of VTR GlobalCom’s programming costs were denominated in U.S. dollars;

•

Decreases in facilities expenses of $3.3 million or 65.3% and $12.6 million or 76.2%, respectively, primarily due to lower tower and real estate rental costs, as the fair value of all remaining payments due under these leases was included in the restructuring charges recorded by VTR Wireless during the third and fourth quarters of 2013 in connection with certain strategic changes that were implemented with regard to the mobile operations of VTR Wireless;

•

Decreases in outsourced labor and professional fees of $1.1 million or 11.8% and $8.0 million or 24.9%, respectively, due to the net effect of (i) lower costs associated with VTR Wireless’ network operating center, (ii) the positive impact of a $3.1 million nonrecurring charge recorded during the second quarter of 2013 to provide for VTR GlobalCom’s mandated share of severance and other labor-related obligations that were incurred by a VTR GlobalCom contractor in connection with such contractor’s bankruptcy, (iii) lower costs at Liberty Puerto Rico and (iv) increased costs related to call center and technical services costs at VTR GlobalCom;

•

Decreases in network access costs of $1.9 million and $5.3 million, respectively, at Liberty Puerto Rico, due to the migration of certain fixed-line telephony customers from a third-party network to Liberty Puerto Rico’s network;

•

Decreases in VTR Wireless’ mobile handset costs of $3.7 million or 44.6% and $4.9 million or 27.6%, respectively, primarily attributable to (i) a decrease of $3.5 million in each period related to the third quarter 2013 liquidation or write-off of slow moving or obsolete handsets and wireless network adaptors and (ii) decreases in mobile handset sales due to a reduced emphasis on prepaid plans;

•

Decreases in bad debt and collection expenses of $0.7 million or 5.6% and $4.0 million or 9.6%, respectively, primarily at VTR Wireless and Liberty Puerto Rico. The decreases at VTR Wireless are primarily due to more selective credit acceptance policies;

•

Increases in personnel costs of $0.8 million or 4.2% and $1.6 million or 3.1%, respectively, primarily due to the net effect of (i) higher bonus costs at VTR GlobalCom, (ii) decreased staffing levels at VTR Wireless, primarily resulting from the strategic changes that were implemented with regard to VTR Wireless’ mobile operations, and (iii) during the nine-month period, decreased staffing levels at Liberty Puerto Rico; and

•

Decreases in mobile access and interconnect costs of $0.2 million or 1.1% and $1.3 million or 2.1%, respectively, primarily attributable to the net effect of (i) lower mobile access charges due to the impacts of lower rates and (ii) a slight decrease during the three-month period and a slight increase during the nine-month period in interconnect costs at VTR GlobalCom resulting from the net effect of (a) lower rates and (b) higher call volumes.

SG&A Expenses of our Reportable Segments

	Three months ended September 30,		Increase (decrease)		Organic increase
	2014	2013	$	%	%
	in millions
Liberty Global Group:
European Operations Division:
U.K. (Virgin Media)	$259.5	$201.1	$58.4	29.0	19.3
Germany (Unitymedia KabelBW)	98.9	93.0	5.9	6.3	6.3
Belgium (Telenet)	60.9	60.6	0.3	0.5	0.4
The Netherlands	39.9	33.8	6.1	18.0	17.6
Switzerland	45.7	41.4	4.3	10.4	8.5
Other Western Europe	29.9	29.3	0.6	2.0	1.8

Total Western Europe	534.8	459.2	75.6	16.5	12.0
Central and Eastern Europe	38.0	37.6	0.4	1.1	3.3
Central and other	61.2	45.7	15.5	33.9	33.3

Total European Operations Division	634.0	542.5	91.5	16.9	13.2
Corporate and other	49.8	49.3	0.5	1.0	0.2
Intersegment eliminations	(3.7)	(1.3)	(2.4)	N.M.	N.M.

Total Liberty Global Group	680.1	590.5	89.6	15.2	11.2

LiLAC Group:
LiLAC Division:
Chile (VTR)	37.4	41.8	(4.4)	(10.5)	2.3
Liberty Puerto Rico	9.6	9.3	0.3	3.2	3.2

Total LiLAC Division	47.0	51.1	(4.1)	(8.0)	2.4
Corporate and other (a)	0.8	0.5	0.3	60.0	60.0

Total LiLAC Group	47.8	51.6	(3.8)	(7.4)	3.0

Total SG&A expenses excluding share-based compensation expense	727.9	642.1	85.8	13.4	10.5

Share-based compensation expense	72.1	97.4	(25.3)	(26.0)

Total	$800.0	$739.5	$60.5	8.2

	Nine months ended September 30,		Increase (decrease)		Organic increase (decrease)
	2014	2013	$	%	%
	in millions
Liberty Global Group:
European Operations Division:
U.K. (Virgin Media) (b)	$721.3	$252.7	$468.6	185.4	12.8
Germany (Unitymedia KabelBW)	303.3	287.0	16.3	5.7	2.6
Belgium (Telenet)	192.4	182.0	10.4	5.7	2.7
The Netherlands	119.3	106.6	12.7	11.9	8.6
Switzerland	141.0	138.2	2.8	2.0	(1.9)
Other Western Europe	93.3	90.7	2.6	2.9	0.6

Total Western Europe	1,570.6	1,057.2	513.4	48.6	4.8
Central and Eastern Europe	117.7	114.3	3.4	3.0	2.2
Central and other	180.2	143.3	36.9	25.8	22.3

Total European Operations Division	1,868.5	1,314.8	553.7	42.1	6.5
Corporate and other	158.8	135.0	23.8	17.6	15.3
Intersegment eliminations	(2.8)	(0.9)	(1.9)	N.M.	N.M.

Total Liberty Global Group (c)	2,024.5	1,448.9	575.6	39.7	7.2

LiLAC Group:
LiLAC Division:
Chile (VTR)	120.6	131.3	(10.7)	(8.1)	5.6
Liberty Puerto Rico	30.8	34.9	(4.1)	(11.7)	(11.7)

Total LiLAC Division	151.4	166.2	(14.8)	(8.9)	2.0
Corporate and other (a)	2.4	1.6	0.8	50.0	41.2

Total LiLAC Group	153.8	167.8	(14.0)	(8.3)	2.4

Total SG&A expenses excluding share-based compensation expense (c)	2,178.3	1,616.7	561.6	34.7	6.7

Share-based compensation expense	176.7	207.2	(30.5)	(14.7)

Total	$2,355.0	$1,823.9	$531.1	29.1

(a)

Represents the LiLAC Corporate Costs, as defined in note 1 to our September 30, 2014 attributed financial information. For additional information, see note 5 to our September 30, 2014 attributed financial information.

(b)	The amount presented for the 2013 period reflects the post-acquisition SG&A expenses of Virgin Media from June 8, 2013 through September 30, 2013.

(c)

As further described under Material Changes in Results of Operations above, the organic increase in our SG&A expenses for the nine months ended September 30, 2014 is impacted by the organic change in Virgin Media’s SG&A expenses. Excluding the impact of Virgin Media, (i) the organic increase in the Liberty Global Group’s SG&A expenses would have been 6.0% during the nine months ended September 30, 2014, as compared to the corresponding period in 2013, and (ii) the organic increase in our total operating expenses would have been 5.6% during the nine months ended September 30, 2014, as compared to the corresponding period in 2013.

N.M. — Not Meaningful.

General. SG&A expenses include human resources, information technology, general services, management, finance, legal and sales and marketing costs, share-based compensation and other general expenses. We do not include share-based compensation in the following discussion and analysis of the SG&A expenses of our reportable segments as share-based compensation expense is not included in the performance measures of our reportable segments. Share-based compensation expense is discussed under Discussion and Analysis of Our Consolidated Operating Results below. As noted under Operating Expenses of our Reportable Segments above, we are subject to inflationary pressures with respect to our labor and other costs and foreign currency exchange risk with respect to non-functional currency expenses.

European Operations Division. The European Operations Division’s SG&A expenses (exclusive of share-based compensation expense) increased $91.5 million or 16.9% and $553.7 million or 42.1% during the three and nine months ended September 30, 2014, respectively, as compared to the corresponding periods in 2013. These increases include $0.6 million and $383.6 million, respectively, attributable to the impacts of the Virgin Media Acquisition and other less significant acquisitions. Excluding the effects of acquisitions and FX, the European Operations Division’s SG&A expenses increased $71.5 million or 13.2% and $85.2 million or 6.5%, respectively. These increases include the following factors:

•

Increases in information technology-related expenses of $8.8 million or 34.5% and $30.6 million or 59.4%, respectively, due primarily to higher software and other information technology-related maintenance costs, primarily in the U.K., the European Operations Division’s central operations, Belgium and Germany;

•

Increases in personnel costs of $17.2 million or 7.9% and $23.8 million or 4.5%, respectively, due to the net effect of (i) higher incentive compensation costs in the U.K., the European Operations Division’s central operations and the Netherlands, (ii) decreased staffing levels in the U.K. as a result of integration and reorganization activities following the Virgin Media Acquisition, (iii) annual wage increases, mostly in the U.K., the Netherlands, Germany and the European Operations Division’s central operations, and (iv) increased staffing levels in the European Operations Division’s central operations, Germany and the Netherlands;

•

An increase in outsourced labor and professional fees of $13.8 million or 42.8% and $19.9 million or 22.4%, due primarily to (i) increases in consulting costs related to information technology and finance initiatives, primarily in the European Operations Division’s central operations and Germany, and (ii) the negative impact of a $7.3 million increase associated with the nonrecurring consulting fee that was incurred during the third quarter of 2014 in connection with the retroactive reduction in U.K. local authority charges, as discussed under Operating Expenses of our Reportable Segments above; and

•

Increases in sales and marketing costs of $21.2 million or 10.4% and $11.7 million or 2.5%, respectively, due primarily to the net effect of (i) higher costs associated with advertising campaigns predominately in the U.K., the European Operations Division’s central operations and, during the three-month period, Switzerland, (ii) higher third-party sales commissions, predominantly in Germany, the Netherlands and Ireland, and (iii) lower third-party sales commissions, primarily in the U.K., Switzerland and Poland.

LiLAC Division. The LiLAC Division’s SG&A expenses (exclusive of share-based compensation expense) decreased $4.1 million or 8.0% and $14.8 million or 8.9% during the three and nine months ended September 30, 2014, respectively, as compared to the corresponding periods in 2013. Excluding the effects of FX, the LiLAC Division’s SG&A expenses increased $1.2 million or 2.4% and $3.3 million or 2.0%, respectively. These increases include the following factors:

•

Increases in sales and marketing costs of $3.0 million or 23.6% and $10.2 million or 23.9%, respectively, primarily due to the net effect of (i) higher third-party sales commissions and advertising costs at VTR GlobalCom and (ii) lower third-party sales commissions at VTR Wireless;

•

Decreases during the nine-month period in outsourced labor and professional fees of $4.0 million or 27.0%, primarily associated with lower external legal fees related to legal proceedings at Liberty Puerto Rico;

•

Decreases in personnel costs of $1.2 million or 6.0% and $2.3 million or 4.0%, respectively, predominately at VTR GlobalCom, primarily due to the net effect of (i) decreases due to lower staffing levels, (ii) during the nine-month period, an increase due to higher severance costs and (iii) increases due to higher bonus costs; and

•

Decreases in facilities expenses of $0.5 million or 5.8% and $0.7 million or 3.1%, respectively, primarily attributable to decreases at VTR Wireless that were only partially offset by increased costs at Liberty Puerto Rico associated with a new national gross receipts tax implemented in Puerto Rico during the second quarter of 2014. The decreases at VTR Wireless are primarily attributable to strategic changes that were implemented with regard to VTR Wireless’ mobile operations.

Operating Cash Flow of our Reportable Segments

Operating cash flow is the primary measure used by our chief operating decision maker to evaluate segment operating performance. As we use the term, operating cash flow is defined as revenue less operating and SG&A expenses (excluding share-based compensation, depreciation and amortization, provisions and provision releases related to significant litigation and impairment, restructuring and other operating items). For additional information concerning this performance measure and for a reconciliation of total segment operating cash flow to our earnings (loss) from continuing operations before income taxes, see note 15 to our September 30, 2014 condensed consolidated financial statements.

	Three months ended September 30,		Increase (decrease)		Organic increase (decrease)
	2014	2013	$	%	%
	in millions
Liberty Global Group:
European Operations Division:
U.K. (Virgin Media)	$755.9	$663.0	$92.9	14.0	6.2
Germany (Unitymedia KabelBW)	417.5	391.2	26.3	6.7	6.9
Belgium (Telenet)	287.9	275.4	12.5	4.5	4.4
The Netherlands	175.1	176.3	(1.2)	(0.7)	(0.7)
Switzerland	213.3	200.8	12.5	6.2	4.1
Other Western Europe	115.4	113.8	1.6	1.4	1.1

Total Western Europe	1,965.1	1,820.5	144.6	7.9	4.9
Central and Eastern Europe	135.0	131.9	3.1	2.4	3.7
Central and other	(63.0)	(44.5)	(18.5)	(41.6)	(39.4)

Total European Operations Division	2,037.1	1,907.9	129.2	6.8	4.0
Corporate and other	(45.0)	(44.2)	(0.8)	(1.8)	N.M.
Intersegment eliminations	—	11.4	(11.4)	N.M.	N.M.

Total Liberty Global Group	1,992.1	1,875.1	117.0	6.2	3.6

LiLAC Group:
LiLAC Division:
Chile (VTR)	86.6	84.5	2.1	2.5	17.2
Liberty Puerto Rico	32.7	29.5	3.2	10.8	10.8

Total LiLAC Division	119.3	114.0	5.3	4.6	15.6
Corporate and other (a)	(0.8)	(0.5)	(0.3)	(60.0)	N.M.

Total LiLAC Group	118.5	113.5	5.0	4.4	15.4

Total (b)	$2,110.6	$1,988.6	$122.0	6.1	4.3

	Nine months ended September 30,		Increase (decrease)		Organic increase (decrease)
	2014	2013	$	%	%
	in millions
Liberty Global Group:
European Operations Division:
U.K. (Virgin Media) (b)	$2,264.8	$838.3	$1,426.5	170.2	17.2
Germany (Unitymedia KabelBW)	1,277.5	1,120.6	156.9	14.0	10.8
Belgium (Telenet)	877.9	792.1	85.8	10.8	7.6
The Netherlands	543.5	532.2	11.3	2.1	(0.7)
Switzerland	639.3	572.2	67.1	11.7	7.2
Other Western Europe	343.4	324.2	19.2	5.9	2.8

Total Western Europe	5,946.4	4,179.6	1,766.8	42.3	8.9
Central and Eastern Europe	418.9	407.6	11.3	2.8	1.8
Central and other	(184.3)	(144.5)	(39.8)	(27.5)	(23.6)

Total European Operations Division	6,181.0	4,442.7	1,738.3	39.1	7.8
Corporate and other	(150.1)	(120.1)	(30.0)	(25.0)	N.M.
Intersegment eliminations	4.0	34.1	(30.1)	N.M.	N.M.

Total Liberty Global Group (c)	6,034.9	4,356.7	1,678.2	38.5	6.6

LiLAC Group:
LiLAC Division:
Chile (VTR)	255.1	256.5	(1.4)	(0.5)	14.5
Liberty Puerto Rico	95.4	77.1	18.3	23.7	23.7

Total LiLAC Division	350.5	333.6	16.9	5.1	16.7
Corporate and other (a)	(2.4)	(1.6)	(0.8)	(50.0)	N.M.

Total LiLAC Group	348.1	332.0	16.1	4.8	16.5

Total (b)	$6,383.0	$4,688.7	$1,694.3	36.1	7.3

(a)

Represents the LiLAC Corporate Costs, as defined in note 1 to our September 30, 2014 attributed financial information. For additional information, see note 5 to our September 30, 2014 attributed financial information.

(b)	The amount presented for the 2013 nine-month period reflects the post-acquisition operating cash flow of Virgin Media from June 8, 2013 through September 30, 2013.

(c)

As further described under Material Changes in Results of Operations above, the organic increase in our operating cash flow for the nine months ended September 30, 2014 is impacted by the organic increase in Virgin Media’s operating cash flow. Excluding the impact of Virgin Media, (i) the organic increase in the Liberty Global Group’s operating cash flow would have been 4.1% during the nine months ended September 30, 2014, as compared to the corresponding period in 2013, and (ii) the organic increase in our total operating cash flow would have been 5.2% during the nine months ended September 30, 2014, as compared to the corresponding period in 2013.

N.M. — Not Meaningful.

Operating Cash Flow Margin

The following table sets forth the operating cash flow margins (operating cash flow divided by revenue) of each of our reportable segments:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	%
European Operations Division:
U.K. (Virgin Media)	43.3	41.8	43.1	42.2
Germany (Unitymedia KabelBW)	62.2	61.0	62.1	59.5
Belgium (Telenet)	50.0	50.5	50.7	49.0
The Netherlands	58.1	57.7	58.1	57.6
Switzerland	60.4	60.5	59.7	58.3
Other Western Europe	51.6	50.9	49.9	48.7

Total Western Europe	50.7	50.1	50.7	51.9
Central and Eastern Europe	48.2	47.3	48.7	48.0

Total European Operations Division	48.6	48.3	48.7	49.3

LiLAC Division:
Chile (VTR)	38.7	34.5	37.6	34.3
Liberty Puerto Rico	42.9	39.5	41.9	34.7

Total LiLAC Division	39.8	35.7	38.7	34.4

The operating cash flow margins of the European Operations Division’s reportable segments improved or remained largely consistent with the prior year periods. These results are primarily attributable to (i) improved operational leverage, resulting from revenue growth that more than offset the accompanying increases in operating and SG&A expenses, and (ii) the net favorable impact of nonrecurring items, most notably in the U.K. during the three-month period and in Belgium and Germany during the nine-month period. For additional information regarding the favorable nonrecurring items, see the applicable discussion under the European Operations Division (operating and SG&A expenses) and the U.K. and Unitymedia KabelBW (revenue) sections of Discussion and Analysis of our Reportable Segments. As discussed above under Overview, the incumbent telecommunications operator is overbuilding our network in the Netherlands using FTTx and advanced DSL technologies. Notwithstanding the improvement in its operating cash flow margins as compared to the respective prior year periods, our operations in the Netherlands are experiencing significant competition from this telecommunications operator and we expect that these operations will be challenged to maintain their current operating cash flow margin in future periods. In addition, the overall operating cash flow margin of the European Operations Division during the nine-month period was negatively impacted by (a) the inclusion of the relatively lower operating cash flow margin of Virgin Media and (b) an increase in the operating cash flow deficit of the European Operations Division’s central and other category, primarily attributable to (1) an increase in outsourced labor and professional fees and (2) an increase in personnel costs.

The increases in VTR’s operating cash flow margins are primarily attributable to improved operational leverage, as higher programming and marketing costs at VTR GlobalCom were largely offset by lower facilities expenses at VTR Wireless. For additional information, see the VTR sections of Discussion and Analysis of our Reportable Segments.

The increases in Liberty Puerto Rico’s operating cash flow margins primarily reflect improved operational leverage.

For additional discussion of the factors contributing to the changes in the operating cash flow margins of our reportable segments, see the above analyses of the revenue, operating expenses and SG&A expenses of our reportable segments.

Discussion and Analysis of our Consolidated Operating Results

General

For more detailed explanations of the changes in our revenue, operating expenses and SG&A expenses, including the impacts of nonrecurring items, see the Discussion and Analysis of our Reportable Segments above.

Revenue

Our revenue by major category is set forth below:

	Three months ended September 30,		Increase (decrease)		Organic increase (decrease)
	2014	2013	$	%	%
	in millions
Subscription revenue (a):
Video	$1,600.6	$1,599.6	$1.0	0.1	(1.0)
Broadband internet	1,172.0	1,023.7	148.3	14.5	12.5
Fixed-line telephony	795.1	768.5	26.6	3.5	0.6

Cable subscription revenue	3,567.7	3,391.8	175.9	5.2	3.4
Mobile subscription revenue (b)	281.6	244.7	36.9	15.1	9.6

Total subscription revenue	3,849.3	3,636.5	212.8	5.9	3.9
B2B revenue (c)	379.8	343.7	36.1	10.5	4.9
Other revenue (b) (d)	268.1	296.3	(28.2)	(9.5)	(12.0)

Total revenue	$4,497.2	$4,276.5	$220.7	5.2	2.8

	Nine months ended September 30,		Increase		Organic increase (decrease) (e)
	2014	2013	$	%	%
	in millions
Subscription revenue (a):
Video	$4,903.3	$4,087.1	$816.2	20.0	0.5
Broadband internet	3,502.1	2,448.2	1,053.9	43.0	14.6
Fixed-line telephony	2,447.9	1,696.6	751.3	44.3	(0.5)

Cable subscription revenue	10,853.3	8,231.9	2,621.4	31.8	4.5
Mobile subscription revenue (b)	812.0	417.2	394.8	94.6	10.8

Total subscription revenue	11,665.3	8,649.1	3,016.2	34.9	4.8
B2B revenue (c)	1,129.8	629.9	499.9	79.4	6.2
Other revenue (b) (d)	838.0	727.2	110.8	15.2	(11.6)

Total revenue	$13,633.1	$10,006.2	$3,626.9	36.2	3.7

(a)

Subscription revenue includes amounts received from subscribers for ongoing services, excluding installation fees and late fees. Subscription revenue from subscribers who purchase bundled services at a discounted rate is generally allocated proportionally to each service based on the standalone price for each individual service. As a result, changes in the standalone pricing of our cable and mobile products or the composition of bundles can contribute to changes in our product revenue categories from period to period.

(b)

Mobile subscription revenue excludes mobile interconnect revenue of $60.4 million and $56.3 million during the three months ended September 30, 2014 and 2013, respectively, and $184.2 million and $113.0 million during the nine months ended September 30, 2014 and 2013, respectively. Mobile interconnect revenue and revenue from mobile handset sales are included in other revenue.

(c)

B2B revenue includes revenue from business broadband internet, video, voice, wireless and data services offered to medium to large enterprises and, on a wholesale basis, to other operators. We also provide services to certain SOHO subscribers. SOHO subscribers pay a premium price to receive enhanced service levels along with video, broadband internet, fixed-line telephony or mobile services that are the same or similar to the mass marketed products offered to our residential subscribers. Revenue from SOHO subscribers, which aggregated $50.3 million and $37.9 million during the three months ended September 30, 2014 and 2013, respectively, and $146.5 million and $106.0 million during the nine months ended September 30, 2014 and 2013, respectively, is included in cable subscription revenue.

(d)	Other revenue includes, among other items, interconnect, carriage fee and installation revenue.

(e)

As further described under Material Changes in Results of Operations above, our organic revenue growth rates for the nine-month period are impacted by the organic growth of Virgin Media. Excluding the impacts of the organic growth of Virgin Media, our organic growth rates for such period would have been as follows:

Nine-month period
%
Subscription revenue:
Video	1.1
Broadband internet	9.6
Fixed-line telephony	1.7

Cable subscription revenue	3.7
Mobile	6.9

Total subscription revenue	3.8
B2B revenue	2.8
Other revenue	(3.3)

Total revenue	3.2

Total revenue. Our consolidated revenue increased $220.7 million and $3,626.9 million during the three and nine months ended September 30, 2014, respectively, as compared to the corresponding periods in 2013. These increases include $2.1 million and $2,768.9 million, respectively, attributable to the impact of acquisitions. Excluding the effects of acquisitions and FX, total consolidated revenue increased $121.6 million or 2.8% and $370.6 million or 3.7%, respectively.

Subscription revenue. The details of the increases in our consolidated subscription revenue for the three and nine months ended September 30, 2014, as compared to the corresponding periods in 2013, are as follows:

	Three-month period	Nine-month period
	in millions
Increase in cable subscription revenue due to change in:
Average number of RGUs	$88.7	$260.0
ARPU	28.1	111.2

Total increase in cable subscription revenue	116.8	371.2
Increase in mobile subscription revenue	23.3	45.0

Total organic increase in subscription revenue	140.1	416.2
Impact of acquisitions	2.3	2,207.1
Impact of FX	70.4	392.9

Total	$212.8	$3,016.2

Excluding the effects of acquisitions and FX, our consolidated cable subscription revenue increased $116.8 million or 3.4% and $371.2 million or 4.5% during the three and nine months ended September 30, 2014, respectively, as compared to the corresponding periods in 2013. These increases are attributable to (i) increases in subscription revenue from broadband internet services of $128.3 million or 12.5% and $357.0 million or 14.6%, respectively, primarily attributable to increases in the average numbers of broadband internet RGUs and higher ARPU from broadband internet services, (ii) an increase (decrease) in subscription revenue from video services of ($16.1 million) or (1.0%) and $22.2 million or 0.5%, respectively, primarily attributable to the net effect of (a) higher ARPU from video services and (b) declines in the average numbers of video RGUs, and (iii) an increase (decrease) in subscription revenue from fixed-line telephony services of $4.5 million or 0.6% and ($8.0 million) or (0.5%), respectively, primarily attributable to the net effect of (1) lower ARPU from fixed-line telephony services and (2) increases in the average numbers of fixed-line telephony RGUs.

Excluding the effects of acquisitions and FX, our consolidated mobile subscription revenue increased $23.3 million or 9.6% and $45.0 million or 10.8% during the three and nine months ended September 30, 2014, respectively, as compared to the corresponding periods in 2013. These increases are primarily due to increases in the U.K. and, to a lesser extent, Belgium, Chile and Germany.

B2B revenue. Excluding the effects of acquisitions and FX, our consolidated B2B revenue increased $16.9 million or 4.9% and $39.0 million or 6.2% during the three and nine months ended September 30, 2014, respectively, as compared to the corresponding periods in 2013. These increases are primarily due to increases in the U.K. and, to a lesser extent, Switzerland and Belgium.

Other revenue. Excluding the effects of acquisitions and FX, our consolidated other revenue decreased $35.4 million or 12.0% and $84.6 million or 11.6% during the three and nine months ended September 30, 2014, respectively, as compared to the corresponding periods in 2013. These decreases are primarily attributable to (i) decreases in fixed-line interconnect revenue, (ii) decreases in installation revenue, (iii) decreases in the U.K.’s non-cable subscriber base, and (iv) a decrease during the nine-month period in mobile handset sales in Belgium, and to a lesser extent, the U.K. and Chile.

For additional information concerning the changes in our subscription, B2B and other revenue, see Discussion and Analysis of Reportable Segments above.

Supplemental revenue information

Our revenue by major category for the Liberty Global Group is set forth below:

	Three months ended September 30,		Increase (decrease)		Organic increase (decrease)
	2014	2013	$	%	%
	in millions
Liberty Global Group:
Subscription revenue:
Video	$1,468.5	$1,460.6	$7.9	0.5	(1.5)
Broadband internet	1,077.0	927.6	149.4	16.1	12.9
Fixed-line telephony	748.1	714.8	33.3	4.7	0.8

Cable subscription revenue	3,293.6	3,103.0	190.6	6.1	3.3
Mobile subscription revenue	275.0	239.9	35.1	14.6	8.7

Total subscription revenue	3,568.6	3,342.9	225.7	6.8	3.7
B2B revenue	378.8	343.1	35.7	10.4	4.8
Other revenue	249.8	271.3	(21.5)	(7.9)	(11.3)

Total Liberty Global Group	$4,197.2	$3,957.3	$239.9	6.1	2.8

	Nine months ended September 30,		Increase		Organic increase (decrease)
	2014	2013	$	%	%
	in millions
Liberty Global Group:
Subscription revenue:
Video	$4,503.1	$3,664.2	$838.9	22.9	0.1
Broadband internet	3,216.7	2,159.8	1,056.9	48.9	15.2
Fixed-line telephony	2,304.6	1,530.9	773.7	50.5	(0.3)

Cable subscription revenue	10,024.4	7,354.9	2,669.5	36.3	4.4
Mobile subscription revenue	794.9	401.2	393.7	98.1	10.3

Total subscription revenue	10,819.3	7,756.1	3,063.2	39.5	4.7
B2B revenue	1,127.2	628.2	499.0	79.4	6.1
Other revenue	780.3	653.1	127.2	19.5	(11.3)

Total Liberty Global Group	$12,726.8	$9,037.4	$3,689.4	40.8	3.7

Our revenue by major category for the LiLAC Group is set forth below:

	Three months ended September 30,		Increase (decrease)		Organic increase (decrease)
	2014	2013	$	%	%
	in millions
LiLAC Group:
Subscription revenue:
Video	$132.1	$139.0	$(6.9)	(5.0)	4.4
Broadband internet	95.0	96.1	(1.1)	(1.1)	9.0
Fixed-line telephony	47.0	53.7	(6.7)	(12.5)	(2.1)

Cable subscription revenue	274.1	288.8	(14.7)	(5.1)	4.7
Mobile subscription revenue	6.6	4.8	1.8	37.5	54.8

Total subscription revenue	280.7	293.6	(12.9)	(4.4)	5.5
Non-subscription revenue	19.3	25.9	(6.6)	(25.5)	(16.9)

Total LiLAC Group revenue	$300.0	$319.5	$(19.5)	(6.1)	3.7

	Nine months ended September 30,		Increase (decrease)		Organic increase (decrease)
	2014	2013	$	%	%
	in millions
LiLAC Group:
Subscription revenue:
Video	$400.2	$422.9	$(22.7)	(5.4)	4.8
Broadband internet	285.4	288.4	(3.0)	(1.0)	10.0
Fixed-line telephony	143.3	165.7	(22.4)	(13.5)	(2.5)

Cable subscription revenue	828.9	877.0	(48.1)	(5.5)	5.1
Mobile subscription revenue	17.1	16.0	1.1	6.9	23.1

Total subscription revenue	846.0	893.0	(47.0)	(5.3)	5.5
Non-subscription revenue	60.4	76.8	(16.4)	(21.4)	(12.8)

Total LiLAC Group revenue	$906.4	$969.8	$(63.4)	(6.5)	4.0

Operating expenses

Our operating expenses increased $13.1 million and $1,366.2 million during the three and nine months ended September 30, 2014, respectively, as compared to the corresponding periods in 2013. These increases include $0.9 million and $1,263.4 million, respectively, attributable to the impacts of acquisitions. Our operating expenses include share-based compensation expense, which increased (decreased) $0.2 million and ($4.8 million) during the three and nine months ended September 30, 2014, respectively. For additional information, see the discussion under Share-based compensation expense below. Excluding the effects of acquisitions, FX and share-based compensation expense, our operating expenses decreased $27.7 million or 1.7% and $76.9 million or 2.1% during the three and nine months ended September 30, 2014, respectively, as compared to the corresponding periods in 2013. These decreases are primarily attributable to the net effect of (i) decreases in network-related expenses, (ii) increases in programming and copyright costs, (iii) decreases in outsourced labor and professional fees, (iv) a decrease during the nine-month period in mobile handset costs, (v) decreases in interconnect costs, (vi) a decrease during the nine-month period in personnel costs, (vii) decreases in facilities expenses and (viii) decreases in bad debt and collections expense. For additional information regarding the changes in our operating expenses, see Operating Expenses of our Reportable Segments above.

SG&A expenses

Our SG&A expenses increased $60.5 million and $531.1 million during the three and nine months ended September 30, 2014, respectively, as compared to the corresponding periods in 2013. These increases include $0.6 million and $383.6 million, respectively, attributable to the impacts of acquisitions. Our SG&A expenses include share-based compensation expense, which decreased $25.3 million and $30.5 million during the three and nine months ended September 30, 2014, respectively. For additional information, see the discussion under Share-based compensation expense below. Excluding the effects of acquisitions, FX and share-based compensation expense, our SG&A expenses increased $67.6 million or 10.5% and $108.0 million or 6.7% during the three and nine months ended September 30, 2014, respectively, as compared to the corresponding periods in 2013. These increases are due primarily to higher (i) personnel costs, (ii) information technology-related expenses, (iii) sales and marketing costs and (iv) outsourced labor and professional fees, as increases in consulting costs related to information technology and finance initiatives were only partially offset by decreases in integration costs. For additional information regarding the changes in our SG&A expenses, see SG&A Expenses of our Reportable Segments above.

Share-based compensation expense (included in operating and SG&A expenses)

We record share-based compensation that is associated with Liberty Global shares and the shares of certain of our subsidiaries. A summary of the aggregate share-based compensation expense that is included in our operating and SG&A expenses is set forth below:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	in millions
Liberty Global shares:
Performance-based incentive awards (a)	$44.2	$12.6	$88.0	$24.5
Other share-based incentive awards	25.1	79.1	77.5	140.1

Total Liberty Global shares (b)	69.3	91.7	165.5	164.6
Telenet share-based incentive awards (c)	1.9	4.9	12.6	52.4
Other	1.9	2.1	4.5	2.4

Total	$73.1	$98.7	$182.6	$219.4

Included in:
Operating expense:
Liberty Global Group	$0.5	$0.4	$4.5	$10.1
LiLAC Group	0.5	0.4	1.4	0.6

Total operating expense	1.0	0.8	5.9	10.7

SG&A expense:
Liberty Global Group	70.2	96.1	171.6	204.2
LiLAC Group	1.9	1.3	5.1	3.0

Total SG&A expense	72.1	97.4	176.7	207.2

Total	$73.1	$98.2	$182.6	$217.9

(a)

Includes share-based compensation expense related to (i) Liberty Global PSUs, (ii) the Challenge Performance Awards, which awards were issued on June 24, 2013, and (iii) for the 2014 periods, the PGUs.

(b)

In connection with the Virgin Media Acquisition, we issued Virgin Media Replacement Awards to employees and former directors of Virgin Media in exchange for corresponding Virgin Media awards. Virgin Media recorded share-based compensation expense of $14.4 million and $45.8 million during the three and nine months ended September 30, 2014, respectively, including compensation expense related to the Virgin Media Replacement Awards and new awards that were granted after the Virgin Media Replacement Awards were issued. During the second and third quarters of 2013, Virgin Media recorded share-based compensation expense of $35.9 million and $61.6 million, respectively, primarily related to the Virgin Media Replacement Awards, including $27.5 million and $35.4 million, respectively, that was charged to expense in recognition of the Virgin Media Replacement Awards that were fully vested on June 7, 2013 or for which vesting was accelerated pursuant to the terms of the Virgin Media Merger Agreement on or prior to September 30, 2013.

(c)

During the second quarter of 2013, Telenet modified the terms of certain of its share-based incentive plans to provide for anti-dilution adjustments in connection with its shareholder returns. In connection with these anti-dilution adjustments, Telenet recognized share-based compensation expense of $32.7 million and continues to recognize additional share-based compensation expense as the underlying options vest. In addition, during the first quarter of 2013, Telenet recognized expense of $6.2 million related to the accelerated vesting of options granted under the Telenet 2010 SSOP.

For additional information concerning our share-based compensation, see note 11 to our September 30, 2014 condensed consolidated financial statements.

Depreciation and amortization expense

The details of our depreciation and amortization expense are as follows:

	Three months ended September 30,		Decrease
	2014	2013	$	%
	in millions
Liberty Global Group	$1,259.4	$1,268.9	$(9.5)	(0.7)
LiLAC Group	54.1	112.4	(58.3)	(51.9)

Total	$1,313.5	$1,381.3	$(67.8)	(4.9)

	Nine months ended September 30,		Increase (decrease)
	2014	2013	$	%
	in millions
Liberty Global Group	$3,926.0	$2,635.9	$1,290.1	48.9
LiLAC Group	158.0	285.8	(127.8)	(44.7)

Total	$4,084.0	$2,921.7	$1,162.3	39.8

Excluding the effects of FX, depreciation and amortization expense increased (decreased) ($104.7 million) or (7.6%) and $989.8 million or 33.9%, respectively. The increase during the nine-month period is primarily due to the impact of the Virgin Media Acquisition. In addition, net decreases resulting from the following factors impacted both periods: (i) increases associated with property and equipment additions related to the installation of customer premises equipment, the expansion and upgrade of our networks and other capital initiatives, (ii) decreases associated with certain assets becoming fully depreciated, primarily in the U.K., Belgium, Chile and Switzerland, and (iii) decreases due to the impact of accelerated depreciation recorded during the second and third quarters of 2013, primarily in Chile where the acceleration was due to a change in our mobile strategy.

Release of litigation provision

In 2007, we recorded a litigation provision of $146.0 million related to certain litigation filed during 2002 (the 2002 Cignal Action) and 2006 (the 2006 Cignal Action) in the Netherlands by former shareholders of Cignal Global Communications against Liberty Global Europe Holding BV (Liberty Global Europe), our wholly-owned subsidiary. On October 25, 2013, the Dutch Supreme Court dismissed the plaintiffs’ claims in the 2006 Cignal Action against Liberty Global Europe and the other defendants as being without merit. We consider the October 25, 2013 Dutch Supreme Court decision to be the final resolution of the 2006 Cignal Action and the effective resolution of the 2002 Cignal Action. Accordingly, we released the entire $146.0 million provision related to this matter during the third quarter of 2013.

Impairment, restructuring and other operating items, net

The details of our impairment, restructuring and other operating items, net, are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	in millions
Liberty Global Group	$18.5	$43.1	$152.1	$106.4
LiLAC Group	1.8	90.8	9.4	94.2

Total	$20.3	$133.9	$161.5	$200.6

The total amounts for the 2014 periods include (i) restructuring charges of $13.7 million and $137.4 million, respectively, including (a) an $86.1 million charge related to Telenet capacity contracts recorded during the three months ended March 31, 2014, as described below, and (b) $9.6 million and $34.5 million, respectively, of employee severance and termination costs related to certain reorganization activities, primarily in the U.K., Germany and the European Operations Division’s central operations, and (ii) direct acquisition costs of $18.6 million and $48.9 million, respectively, primarily related to the acquisition of Ziggo. The 2013 amounts include (i) restructuring charges of $114.6 million and $134.0 million, respectively, and (ii) direct acquisition and disposition costs of $9.8 million and $64.3 million, respectively. The direct acquisition and disposition costs during the nine-month period are primarily related to the Virgin Media Acquisition. The restructuring charges during the 2013 periods include (a) $78.9 million recorded at VTR Wireless during the third quarter, comprising $71.1 million of contract termination costs with respect to the discounted amount of the remaining payments due under VTR Wireless’ tower and real estate operating leases and $7.8 million with respect to the discounted amount of the remaining payments to be incurred in connection with the removal of VTR Wireless’ equipment from the associated towers and (b) $28.0 million and $47.2 million, respectively, associated with employee severance and termination costs related to certain reorganization and integration activities, primarily in the U.K., Germany and Chile.

Prior to March 31, 2014, Telenet operated a DTT business that served a limited number of subscribers. The DTT network was accessed by Telenet pursuant to third-party capacity contracts that were accounted for as operating agreements. On March 31, 2014, Telenet discontinued the provision of DTT services and, accordingly, Telenet recorded an $86.1 million restructuring charge during the three months ended March 31, 2014. This charge is equal to the then estimated net present value of the remaining payments due under the DTT capacity contracts and is included in impairment, restructuring and other operating items, net, in our condensed consolidated statement of operations.

If, among other factors, (i) our equity values were to decline significantly or (ii) the adverse impacts of economic, competitive, regulatory or other factors were to cause our results of operations or cash flows to be worse than anticipated, we could conclude in future periods that impairment charges are required in order to reduce the carrying values of our goodwill, and to a lesser extent, other long-lived assets. Any such impairment charges could be significant.

Interest expense

The details of our interest expense are as follows:

	Three months ended September 30,		Increase (decrease)
	2014	2013	$	%
	in millions
Liberty Global Group	$581.1	$614.8	$(33.7)	(5.5)
LiLAC Group	36.2	20.6	15.6	75.7
Inter-group eliminations	—	(5.4)	5.4	N.M.

Total	$617.3	$630.0	$(12.7)	(2.0)

	Nine months ended September 30,		Increase
	2014	2013	$	%
	in millions
Liberty Global Group	$1,807.3	$1,599.4	$207.9	13.0
LiLAC Group	106.0	60.8	45.2	74.3
Inter-group eliminations	(0.7)	(16.3)	15.6	N.M.

Total	$1,912.6	$1,643.9	$268.7	16.3

N.M. — Not Meaningful.

Excluding the effects of FX, interest expense increased (decreased) ($69.2 million) or (11.0%) and $183.4 million or 11.2%, respectively. The decrease during the three-month period is primarily attributable to (i) a lower average outstanding debt balance and (ii) a lower weighted average interest rate. The increase during the nine-month period is primarily attributable to the net impact of (a) a higher average outstanding debt balance and (b) a lower weighted average interest rate. The higher average outstanding debt balance during the nine-month period is primarily attributable to debt that was incurred in the first and second quarters of 2013 in connection with the Virgin Media Acquisition. The decreases in our weighted average interest rates are primarily related to the completion of certain financing transactions that resulted in extended maturities and net decreases to certain of our interest rates. For additional information regarding our outstanding indebtedness, see note 8 to our September 30, 2014 condensed consolidated financial statements.

It is possible that (i) the interest rates on any new borrowings could be higher than the current interest rates on our existing indebtedness and (ii) the interest rates on our variable-rate indebtedness could increase in future periods. As further discussed in note 5 to our September 30, 2014 condensed consolidated financial statements, we use derivative instruments to manage our interest rate risks.

Interest and dividend income

The details of our interest and dividend income are as follows:

	Three months ended September 30,		Increase (decrease)
	2014	2013	$	%
	in millions
Liberty Global Group	$12.4	$66.8	$(54.4)	(81.4)
LiLAC Group	0.8	0.6	0.2	33.3
Inter-group eliminations	—	(5.4)	5.4	N.M.

Total	$13.2	$62.0	$(48.8)	(78.7)

	Nine months ended September 30,		Increase (decrease)
	2014	2013	$	%
	in millions
Liberty Global Group	$27.1	$124.9	$(97.8)	(78.3)
LiLAC Group	2.8	2.1	0.7	33.3
Inter-group eliminations	(0.7)	(16.3)	15.6	N.M.

Total	$29.2	$110.7	$(81.5)	(73.6)

N.M.	— Not Meaningful.

Decreases in our interest and dividend income are primarily attributable to (i) decreases in dividend income related to our investment in shares of Ziggo (after taking into account the impact of the Ziggo Collar) and (ii) a slight decrease during the nine-month period in interest income due to the net effect of (a) lower average cash and cash equivalent and restricted cash balances and (b) higher weighted average interest rates earned on our cash and cash equivalent and restricted cash balances. For information regarding the Ziggo Collar, see note 4 to our September 30, 2014 condensed consolidated financial statements.

Realized and unrealized gains (losses) on derivative instruments, net

Our realized and unrealized gains or losses on derivative instruments include (i) unrealized changes in the fair values of our derivative instruments that are non-cash in nature until such time as the derivative contracts are fully or partially settled and (ii) realized gains or losses upon the full or partial settlement of the derivative contracts. The details of our realized and unrealized gains (losses) on derivative instruments, net, are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	in millions
Cross-currency and interest rate derivative contracts:
Liberty Global Group	$462.6	$(719.4)	$(117.7)	$(388.5)
LiLAC Group	148.7	(7.8)	23.1	4.3

Total cross-currency and interest rate derivative contracts (a)	611.3	(727.2)	(94.6)	(384.2)

Equity-related derivative instruments—Liberty Global Group:
Ziggo Collar	(68.1)	(65.7)	(74.0)	(65.7)
ITV Collar	(65.2)	—	(65.2)	—
Sumitomo Collar	29.0	(34.3)	13.7	(174.3)
Virgin Media Capped Calls	0.3	5.8	1.2	(3.8)

Total equity-related derivative instruments (b)	(104.0)	(94.2)	(124.3)	(243.8)

Foreign currency forward contracts:
Liberty Global Group	19.6	(54.9)	39.2	(56.9)
LiLAC Group	1.9	(0.4)	2.7	0.5

Total foreign currency forward contracts (c)	21.5	(55.3)	41.9	(56.4)

Other	(0.9)	1.3	(0.3)	1.1

Total	$527.9	$(875.4)	$(177.3)	$(683.3)

(a)

The gain during the 2014 three-month period is primarily attributable to the net effect of (i) gains associated with decreases in the values of the British pound sterling, euro, Chilean peso and Swiss franc relative to the U.S. dollar, (ii) losses associated with increases in market interest rates in the U.S. dollar market and (iii) losses associated with decreases in market interest rates in the British pound sterling and euro markets. The loss during the 2014 nine-month period is primarily attributable to the net effect of (i) gains associated with decreases in the values of the euro, Chilean peso, British pound sterling and Swiss franc relative to the U.S. dollar, (ii) losses associated with decreases in market interest rates in the euro, Swiss franc and British pound sterling markets and (iii) losses associated with increases in market interest rates in the U.S. dollar market. In addition, the gain (loss) during the 2014 periods includes net losses of $31.2 million and $80.1 million, respectively, resulting from changes in our credit risk valuation adjustments. The loss during the 2013 three-month period is primarily attributable to the net effect of (i) losses associated with increases in the values of the British pound sterling, euro and Swiss franc relative to the U.S. dollar, (ii) gains associated with increases in market interest rates in the British pound sterling market, (iii) losses associated with increases in the values of the Polish zloty and Swiss franc relative to the euro and (iv) losses associated with decreases in market interest rates in the Hungarian forint and Swiss franc markets. The loss during the 2013 nine-month period is primarily attributable to the net effect of (i) gains associated with increases in market interest rates in the British pound sterling, euro, Swiss franc and Polish zloty markets, (ii) losses associated with increases in the values of the British pound sterling, euro and Swiss franc relative to the U.S. dollar, (iii) losses associated with increases in market interest rates in the U.S. dollar market and (iv) gains associated with decreases in the values of the Chilean peso, Swiss franc, Polish zloty, Czech koruna and Hungarian forint relative to the euro. In addition, the losses during the 2013 periods include net gains of $85.1 million and $39.6 million, respectively, resulting from changes in our credit risk valuation adjustments.

(b)	For information concerning the factors that impact the valuations of our equity-related derivative instruments, see note 6 to our September 30, 2014 condensed consolidated financial statements.

(c)

Primarily includes activity with respect to the foreign currency forward contracts of LGE Financing and activity during the first half of 2013 related to deal contingent forward contracts associated with the Virgin Media Acquisition.

For additional information concerning our derivative instruments, see notes 5 and 6 to our September 30, 2014 condensed consolidated financial statements.

Foreign currency transaction gains (losses), net

Our foreign currency transaction gains or losses primarily result from the remeasurement of monetary assets and liabilities that are denominated in currencies other than the underlying functional currency of the applicable entity. Unrealized foreign currency transaction gains or losses are computed based on period-end exchange rates and are non-cash in nature until such time as the amounts are settled. The details of our foreign currency transaction gains (losses), net, are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	in millions
Liberty Global Group:
U.S. dollar denominated debt issued by euro functional currency entities	$(226.0)	$141.6	$(250.0)	$91.3
Intercompany payables and receivables denominated in a currency other than the entity’s functional currency (a)	(8.1)	(129.7)	(143.1)	(192.3)
Euro denominated debt issued by a U.S. dollar functional currency entity	85.0	(18.6)	93.0	(18.6)
U.S. dollar denominated debt issued by a British pound sterling functional currency entity	(168.5)	245.1	(49.2)	160.8
Yen denominated debt issued by a U.S. dollar functional currency entity	71.2	(10.8)	36.2	128.2
Cash and restricted cash denominated in a currency other than the entity’s functional currency	(17.6)	9.5	(27.9)	91.0
British pound sterling denominated debt issued by a U.S. dollar functional currency entity	—	—	—	(37.3)
Other	(7.9)	10.9	(9.4)	6.3

Total Liberty Global Group	(271.9)	248.0	(350.4)	229.4

LiLAC Group:
Intercompany payables and receivables denominated in a currency other than the entity’s functional currency (a)	11.2	11.9	43.0	(13.4)
U.S. dollar denominated debt issued by a Chilean peso functional currency entity	(110.7)	—	(117.4)	—
Other	(4.4)	(1.9)	(8.2)	(3.0)

Total LiLAC Group	(103.9)	10.0	(82.6)	(16.4)

Total	$(375.8)	$258.0	$(433.0)	$213.0

(a)

Amounts primarily relate to (i) loans between certain of our non-operating and operating subsidiaries in Europe, which generally are denominated in the currency of the applicable operating subsidiary, and (ii) loans between certain of our non-operating subsidiaries in the U.S., Europe and Chile.

Realized and unrealized gains due to changes in fair values of certain investments, net

Our realized and unrealized gains or losses due to changes in fair values of certain investments include unrealized gains or losses associated with changes in fair values that are non-cash in nature until such time as these gains or losses are realized through cash transactions. For additional information regarding our investments and fair value measurements, see notes 4 and 6 to our September 30, 2014 condensed consolidated financial statements. The details of our realized and unrealized gains due to changes in fair values of certain investments, net, all of which are attributed to the Liberty Global Group, are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	in millions
Ziggo	$135.0	$35.9	$169.5	$294.4
Sumitomo	(112.6)	45.8	(69.0)	34.6
ITV	59.4	—	59.4	—
Other, net	10.4	(0.9)	29.5	16.4

Total	$92.2	$80.8	$189.4	$345.4

Losses on debt modification and extinguishment, net

The details of our losses on debt modification and extinguishment are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	in millions
Liberty Global Group	$(0.1)	$(0.7)	$(72.0)	$(170.7)
LiLAC Group	(9.5)	—	(11.5)	—

Total	$(9.6)	$(0.7)	$(83.5)	$(170.7)

We recognized losses on debt modification and extinguishment, net, of $9.6 million and $83.5 million during the three and nine months ended September 30, 2014, respectively. The loss during the 2014 nine-month period includes the following:

•

a $41.5 million loss during the second quarter related to the repayment of the UPC Holding 9.875% Senior Notes, including (i) the payment of $19.7 million of redemption premium, (ii) the write-off of $17.4 million of unamortized discount and (iii) the write-off of $4.4 million of deferred financing costs;

•

a $16.5 million loss during the first quarter related to the repayment of Facilities R, S, AE and AF under the UPC Broadband Holding Bank Facility, including (i) the write-off of $11.6 million of deferred financing costs and (ii) the write-off of $4.9 million of unamortized discount;

•

an $11.9 million loss during the second quarter related to the completion of certain refinancing transactions with respect to the Telenet Credit Facility, including (i) the write-off of $7.1 million of deferred financing costs, (ii) the payment of $3.6 million of redemption premium and (iii) the write-off of $1.2 million of unamortized discount;

•

a $9.5 million loss during the third quarter related to the Liberty Puerto Rico Bank Facility transactions, including (i) the write-off of $10.4 million of deferred financing costs and (ii) the write-off of $0.9 million of unamortized premium;

•

a $5.4 million loss during the second quarter related to the redemption of the 2018 VM Dollar Senior Secured Notes, including (i) the write-off of $33.9 million of unamortized premium, (ii) the payment of $32.4 million of redemption premium and (iii) the write-off of $6.9 million of deferred financing costs;

•

a $5.2 million gain during the second quarter related to the redemption of the 2018 VM Sterling Senior Secured Notes, including (i) the write-off of $61.8 million of unamortized premium, (ii) the payment of $51.3 million of redemption premium and (iii) the write-off of $5.3 million of deferred financing costs; and

•

an aggregate loss of $4.3 million during the first quarter related to the write-off of deferred financing costs, including (i) a $2.3 million loss associated with the repayment of the Ziggo Margin Loan and (ii) a $2.0 million loss associated with the repayment of the VTR Wireless Bank Facility.

We recognized losses on debt modification and extinguishment, net, of $0.7 million and $170.7 million during the three and nine months ended September 30, 2013, respectively. The loss during the 2013 nine-month period includes the following:

•

an $85.5 million loss during the first quarter, including (i) the payment of $35.6 million of aggregate redemption premium related to UPC Holding’s then existing euro-denominated 8.0% senior notes (the UPC Holding 8.0% Senior Notes) and euro-denominated 9.75% senior notes (the UPC Holding 9.75% Senior Notes), (ii) the write-off of $24.5 million of an unamortized discount related to the UPC Holding 9.75% Senior Notes, (iii) the write-off of $19.0 million of aggregate deferred financing costs associated with the UPC Holding 8.0% Senior Notes and the UPC Holding 9.75% Senior Notes and (iv) the payment of $6.4 million of aggregate interest incurred on the UPC Holding 8.0% Senior Notes and the UPC Holding 9.75% Senior Notes between the respective dates that we and the trustee were legally discharged;

•

a $71.1 million loss during the first quarter related to the redemption of a portion of Unitymedia KabelBW’s then existing euro-denominated 8.125% senior secured notes, including (i) the payment of $50.5 million of redemption premium and (ii) the write-off of $20.6 million associated with deferred financing costs and an unamortized discount; and

•

an $11.9 million loss during the second quarter related to the prepayment of amounts outstanding under Facilities R, S, T, U and X of the UPC Broadband Holding Bank Facility, including (i) $7.7 million of third-party costs and (ii) the write-off of $4.2 million associated with deferred financing costs and an unamortized discount.

For additional information concerning our losses on debt modification and extinguishment, net, see note 8 to our September 30, 2014 condensed consolidated financial statements.

Income tax benefit (expense)

The details of our income tax benefit (expense) are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	in millions
Liberty Global Group	$(143.5)	$(252.8)	$(25.3)	$(461.0)
LiLAC Group	(2.1)	29.6	(2.7)	24.2

Total	$(145.6)	$(223.2)	$(28.0)	$(436.8)

The income tax expense during the three months ended September 30, 2014 differs from the expected income tax expense of $67.5 million (based on the U.K. statutory income tax rate of 21.0%) due primarily to the negative impacts of (i) a net increase in valuation allowances and (ii) certain permanent differences between the financial and tax accounting treatment of interest and other items. The negative impacts of these items were partially offset by the positive impacts of (a) statutory tax rates in certain jurisdictions in which we operate that are different than the U.K. statutory income tax rate, (b) non-deductible or non-taxable foreign currency exchange results, (c) the tax effect of intercompany financing and (d) an increase in net deferred tax assets primarily in Chile due to enacted changes in tax law.

The income tax expense during the three months ended September 30, 2013 differs from the expected income tax benefit of $135.1 million (based on the U.K. statutory income tax rate of 23.0%) due primarily to the negative impacts of (i) a reduction in net deferred tax assets in the U.K. due to enacted changes in tax law and (ii) non-deductible or non-taxable foreign currency exchange results. The negative impacts of these items were partially offset by the positive impact of the tax effect of intercompany financing.

The income tax expense during the nine months ended September 30, 2014 differs from the expected income tax benefit of $94.6 million (based on the U.K. statutory income tax rate of 21.0%) due primarily to the negative impacts of (i) a net increase in valuation allowances and (ii) certain permanent differences between the financial and tax accounting treatment of interest and other items. The negative impacts of these items were partially offset by positive impacts of (a) statutory tax rates in certain jurisdictions in which we operate that are different than the U.K. statutory income tax rate, (b) the tax effect of intercompany financing, (c) an increase in net deferred tax assets primarily in Chile due to enacted changes in tax law, (d) non-deductible or non-taxable foreign currency exchange results and (e) the recognition of previously unrecognized tax benefits.

The income tax expense during the nine months ended September 30, 2013 differs from the expected income tax benefit of $78.4 million (based on the U.K. statutory income tax rate of 23.0%) due primarily to the negative impacts of (i) a reduction in net deferred tax assets in the U.K. due to enacted changes in tax law, (ii) a loss of subsidiary tax attributes due to a deemed change in control related to the Virgin Media Acquisition and (iii) certain permanent differences between the financial and tax accounting treatment of interest and other items, including $51.1 million related to the reversal of a litigation provision in the third quarter. The negative impacts of these items were partially offset by the positive impacts of (a) statutory tax rates in certain jurisdictions in which we operate that are different than the U.K. statutory income tax rate and (b) the tax effect of intercompany financing.

For additional information concerning our income taxes, see note 9 to our September 30, 2014 condensed consolidated financial statements.

Earnings (loss) from continuing operations

The details of our earnings (loss) from continuing operations are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	in millions
Liberty Global Group	$116.0	$(730.1)	$(477.4)	$(677.6)
LiLAC Group	59.7	(80.7)	(0.9)	(100.2)

Total	$175.7	$(810.8)	$(478.3)	$(777.8)

During the three months ended September 30, 2014 and 2013, we reported earnings (loss) from continuing operations of $175.7 million and ($810.8 million), respectively, including (i) operating income of $703.7 million and $521.2 million, respectively, (ii) non-operating expense of $382.4 million and $1,108.8 million, respectively, and (iii) income tax expense of $145.6 million and $223.2 million, respectively.

During the nine months ended September 30, 2014 and 2013, we reported losses from continuing operations of $478.3 million and $777.8 million, respectively, including (i) operating income of $1,954.9 million and $1,494.5 million, respectively, (ii) non-operating expense of $2,405.2 million and $1,835.5 million, respectively, and (iii) income tax expense of $28.0 million and $436.8 million, respectively.

Gains or losses associated with (i) changes in the fair values of derivative instruments, (ii) movements in foreign currency exchange rates and (iii) the disposition of assets and changes in ownership are subject to a high degree of volatility, and as such, any gains from these sources do not represent a reliable source of income. In the absence of significant gains in the future from these sources or from other non-operating items, our ability to achieve earnings from continuing operations is largely dependent on our ability to increase our aggregate operating cash flow to a level that more than offsets the aggregate amount of our (a) share-based compensation expense, (b) depreciation and amortization, (c) impairment, restructuring and other operating items, net, (d) interest expense, (e) other net non-operating expenses and (f) income tax expenses.

Due largely to the fact that we seek to maintain our debt at levels that provide for attractive equity returns, as discussed under Material Changes in Financial Condition — Capitalization below, we expect that we will continue to report significant levels of interest expense for the foreseeable future. For information concerning the reasons for changes in specific line items in our condensed consolidated statements of operations, see the discussion under Discussion and Analysis of our Reportable Segments and Discussion and Analysis of our Consolidated Operating Results above.

Discontinued operation

Our earnings (loss) from discontinued operation, net of taxes, of nil and ($10.8 million) during the three months ended September 30, 2014 and 2013, respectively, and $0.8 million and ($13.2 million) during the nine months ended September 30, 2014 and 2013, respectively, relates to the operations of the Chellomedia Disposal Group. The Chellomedia Disposal Group is attributed to the Liberty Global Group. In addition, we recognized an after-tax gain on the disposal of a discontinued operation of $332.7 million related to the January 31, 2014 completion of the Chellomedia Transaction. For additional information, see note 3 to our September 30, 2014 condensed consolidated financial statements.

Net loss (earnings) attributable to noncontrolling interests

The details of our net loss (earnings) attributable to noncontrolling interests are as follows:

	Three months ended September 30,		Change
	2014	2013	$	%
		in millions
Liberty Global Group	$(18.1)	$(27.3)	$9.2	33.7
LiLAC Group	(0.5)	18.8	(19.3)	(102.7)

Total	$(18.6)	$(8.5)	$(10.1)	(118.8)

	Nine months ended September 30,		Change
	2014	2013	$	%
		in millions
Liberty Global Group	$(28.9)	$(78.0)	$49.1	62.9
LiLAC Group	2.1	26.3	(24.2)	(92.0)

Total	$(26.8)	$(51.7)	$24.9	48.2

Net earnings or loss attributable to noncontrolling interests includes the noncontrolling interests’ share of the results of our continuing and discontinued operations. Net earnings attributable to noncontrolling interests increased (decreased) $10.1 million and ($24.9 million) during the three and nine months ended September 30, 2014, respectively, as compared to the corresponding periods in 2013. These changes are primarily attributable to the net effect of (i) declines in the results of operations of Telenet and (ii) the impact of the VTR NCI Acquisition, which was completed during the first quarter of 2014.

Discussion and Analysis of our Reportable Segments

Revenue of our Reportable Segments

Revenue — 2013 compared to 2012

	Year ended December 31,		Increase (decrease)		Organic increase (decrease)
	2013	2012	$	%	%
	in millions
Liberty Global Group:
European Operations Division:
U.K. (Virgin Media) (a)	$3,653.7	$—	$3,653.7	N.M.	N.M.
Germany (Unitymedia KabelBW)	2,559.2	2,311.0	248.2	10.7	7.2
Belgium (Telenet)	2,185.9	1,918.0	267.9	14.0	10.3
The Netherlands	1,242.4	1,229.1	13.3	1.1	(2.2)
Switzerland	1,332.1	1,259.8	72.3	5.7	4.4
Other Western Europe	898.7	848.4	50.3	5.9	2.6

Total Western Europe	11,872.0	7,566.3	4,305.7	56.9	5.6
Central and Eastern Europe	1,141.2	1,115.7	25.5	2.3	—
Central and other	130.4	117.0	13.4	11.5	8.0

Total European Operations Division	13,143.6	8,799.0	4,344.6	49.4	4.9
Corporate and other	77.1	78.6	(1.5)	(1.9)	(6.1)
Intersegment eliminations	(34.0)	(31.6)	(2.4)	N.M.	N.M.

Total Liberty Global Group	13,186.7	8,846.0	4,340.7	49.1	4.8

LiLAC Group:
Chile (VTR)	991.6	940.6	51.0	5.4	7.4
Liberty Puerto Rico	297.2	145.5	151.7	104.3	4.3

Total LiLAC Group	1,288.8	1,086.1	202.7	18.7	7.0

Inter-group eliminations	(1.3)	(1.3)	—	N.M.	N.M.

Total	$14,474.2	$9,930.8	$4,543.4	45.8	5.1

(a)	The amount presented for 2013 reflects the post-acquisition revenue of Virgin Media from June 8, 2013 through December 31, 2013.

N.M. — Not Meaningful.

General. While not specifically discussed in the below explanations of the changes in the revenue of our reportable segments, we are experiencing significant competition in all of our broadband communications markets. This competition has an adverse impact on our ability to increase or maintain our RGUs and/or ARPU.

U.K. (Virgin Media). The increase in Virgin Media’s revenue during 2013, as compared to 2012, is entirely attributable to the June 7, 2013 Virgin Media Acquisition. During the six months ended December 31, 2013, Virgin Media generated revenue of $3,267.9 million, representing a 1.2% organic increase over the revenue reported by Virgin Media during the corresponding 2012 period, as adjusted to reflect a pro forma $64.6 million decrease in revenue associated with the assumed alignment of Virgin Media’s policy to our policy for accounting for installation and certain nonrecurring fees received on B2B contracts effective June 7, 2012. For information regarding our accounting policy for these fees, see note 2 to our December 31, 2013 consolidated financial statements. The pro forma increase in Virgin Media’s revenue during this period is primarily attributable to growth in the subscription revenue from Virgin Media’s residential broadband communications operations, due primarily to the net effect of (i) an increase in subscription revenue from video services of $55.0 million or 7.6%, as the impact of higher ARPU from video services was only partially offset by a decline in the average number of RGUs, (ii) an increase in subscription revenue from broadband internet services of $48.2 million or 7.4%, attributable to higher ARPU from broadband internet services and the impact of an increase in the average number of broadband internet RGUs and (iii) a decrease in subscription revenue from fixed-line telephony services of $23.1 million or 2.9%, primarily attributable to lower ARPU from fixed-line telephony services. In addition, the decrease in subscription revenue from fixed-line telephony services includes an increase of approximately $11.3 million attributable to the net non-operational and operational impact of a new product proposition that was initiated by Virgin Media in August 2012. This positive net impact is not expected to contribute materially to Virgin Media’s revenue growth in periods subsequent to the August 2013 anniversary date of the new product proposition. Virgin Media’s revenue from mobile services increased slightly during the six months ended December 31, 2013, as compared to the revenue reported by Virgin Media during the corresponding 2012 period, primarily due to the positive impacts of (i) an increase in the number of customers taking postpaid mobile services and (ii) a July 2013 price increase that were only partially offset by the adverse impacts of (a) a decline in the revenue from prepaid mobile customers, (b) a reduction in out-of-bundle usage and (c) a higher proportion of customers on lower-priced subscriber identification module or “SIM” card only calling plans. In addition, the increase in mobile subscription revenue was negatively impacted by a favorable nonrecurring adjustment of $4.5 million that was recorded during the fourth quarter of 2012. Virgin Media’s B2B revenue increased slightly during the six months ended December 31, 2013, due primarily to the net effect of (i) higher recurring contractual revenue from B2B customers and (ii) the $9.4 million negative impact of nonrecurring items, consisting of (a) a $6.2 million net favorable impact in 2012 and (b) a $3.2 million unfavorable impact in 2013.

Germany (Unitymedia KabelBW). The increase in Unitymedia KabelBW’s revenue during 2013, as compared to 2012, includes (i) an organic increase of $166.0 million or 7.2% and (ii) the impact of FX, as set forth below:

	Subscription revenue (a)	Non-subscription revenue (b)	Total
	in millions
Increase in cable subscription revenue due to change in:
Average number of RGUs (c)	$125.7	$—	$125.7
ARPU (d)	64.8	—	64.8

Total increase in cable subscription revenue	190.5	—	190.5
Increase in mobile subscription revenue (e)	6.5	—	6.5

Total increase in subscription revenue	197.0	—	197.0
Increase in B2B revenue	—	2.9	2.9
Decrease in other non-subscription revenue (f)	—	(33.9)	(33.9)

Total organic increase (decrease)	197.0	(31.0)	166.0
Impact of FX	74.2	8.0	82.2

Total	$271.2	$(23.0)	$248.2

(a)

Unitymedia KabelBW’s subscription revenue includes revenue from multi-year bulk agreements with landlords or housing associations or with third parties that operate and administer the in-building networks on behalf of housing associations. These bulk agreements, which generally allow for the procurement of the basic video signals at volume-based discounts, provide access to nearly two-thirds of Unitymedia KabelBW’s video subscribers. Unitymedia KabelBW’s bulk agreements are, to a significant extent, medium- and long-term contracts, although bulk agreements related to approximately 16% of the video subscribers that Unitymedia KabelBW serves through these agreements expire by the end of 2015. During 2013, Unitymedia KabelBW’s 20 largest bulk agreement accounts generated approximately 7% of its total revenue (including estimated amounts billed directly to the building occupants for premium cable, broadband internet and fixed-line telephony services). No assurance can be given that Unitymedia

KabelBW’s bulk agreements will be renewed or extended on financially equivalent terms or at all, particularly in light of the commitments we made to the FCO in connection with the December 15, 2011 acquisition of KBW. In this regard, we have, among other items, agreed to grant a special termination right with respect to the Remedy HA Agreements. The total number of dwelling units covered by the Remedy HA Agreements was approximately 340,000 as of December 15, 2011. At December 31, 2013, approximately 14% of the dwelling units covered by the Remedy HA Agreements remain subject to special termination rights. These dwelling units (which include agreements that are not among the 20 largest bulk agreements) as of December 31, 2013 accounted for less than 1% of Unitymedia KabelBW’s total revenue during the three months ended December 31, 2013. During the third quarter of 2013, the Düsseldorf Court of Appeal decided to overturn the FCO’s decision to clear our acquisition of KBW. For additional information, see note 16 to our December 31, 2013 consolidated financial statements.

(b)

Unitymedia KabelBW’s other non-subscription revenue includes fees received for the carriage of certain channels included in Unitymedia KabelBW’s analog and digital cable offerings. This carriage fee revenue is subject to contracts that expire or are otherwise terminable by either party on various dates ranging from 2014 through 2018. The aggregate amount of revenue related to these carriage contracts represented approximately 5% of Unitymedia KabelBW’s total revenue during the three months ended December 31, 2013. In 2012, public broadcasters sent us notices purporting to terminate their carriage fee arrangements effective December 31, 2012. While we are seeking to negotiate with the public broadcasters to reach acceptable agreements, we have rejected the termination notices and filed lawsuits for payment of carriage fees against the public broadcasters. Until such time as we resolve these disputes or obtain favorable outcomes in our lawsuits, we don’t believe we meet the criteria to recognize the impacted revenue for 2013 and future periods. The aggregate amount of revenue related to these public broadcasters was $8.1 million or 1% of Unitymedia KabelBW’s total revenue during the three months ended December 31, 2012. In addition, some private broadcasters are seeking to change the distribution model to eliminate the payment of carriage fees and instead require that cable operators pay license fees to the broadcasters. In this regard, we are currently in negotiations with certain of the larger private broadcasters and we expect to reach agreements that are acceptable to all parties, although no assurance can be given that any of our agreements with broadcasters will be renewed or extended on financially equivalent terms, or at all. Also, our ability to increase the aggregate carriage fees that Unitymedia KabelBW receives for each channel is limited by certain commitments we made to regulators in connection with the acquisition of KBW.

(c)

The increase in Unitymedia KabelBW’s cable subscription revenue related to a change in the average number of RGUs is attributable to increases in the average numbers of broadband internet, fixed-line telephony and digital cable RGUs that were only partially offset by a decline in the average number of analog cable RGUs. The decline in Unitymedia KabelBW’s average number of analog cable RGUs led to a decline in the average number of Unitymedia KabelBW’s total video RGUs during 2013, as compared to 2012.

(d)

The increase in Unitymedia KabelBW’s cable subscription revenue related to a change in ARPU is due to (i) a net increase resulting primarily from the following factors: (a) higher ARPU from broadband internet services and digital cable services, (b) lower ARPU from fixed-line telephony services due to the net impact of (1) a decrease in ARPU associated with lower fixed-line telephony call volumes for customers on usage-based calling plans and (2) an increase in ARPU associated with the migration of customers to fixed-rate plans and related value-added services, (c) higher ARPU due to lower negative impacts from free bundled services provided to new subscribers during promotional periods and (d) higher ARPU from analog cable services, as price increases more than offset lower ARPU due to a higher proportion of subscribers receiving discounted analog cable services through bulk agreements and (ii) an improvement in RGU mix attributable to a higher proportion of fixed-line telephony and broadband internet RGUs.

(e)

The increase in Unitymedia KabelBW’s mobile subscription revenue is primarily due to the net effect of (i) an increase in the average number of mobile subscribers, (ii) a reduction in billable usage and (iii) lower ARPU due to the impact of an increase in the proportion of subscribers receiving lower-priced tiers of mobile services.

(f)

The decrease in Unitymedia KabelBW’s other non-subscription revenue is primarily attributable to the net effect of (i) a decrease in carriage fee revenue as described above, (ii) an increase in installation revenue, due to a higher number of installations and increases in the average installation fee, and (iii) a decrease in interconnect revenue. We expect that our interconnect revenue in Germany in 2014 will be adversely impacted by a November 2013 decrease in fixed-telephony termination rates. We believe that most of this adverse impact will be offset by corresponding decreases in Germany’s interconnect expense.

Belgium (Telenet). The increase in Telenet’s revenue during 2013, as compared to 2012, includes (i) an organic increase of $198.4 million or 10.3% and (ii) the impact of FX, as set forth below:

	Subscription revenue	Non-subscription revenue	Total
	in millions
Increase (decrease) in cable subscription revenue due to change in:
Average number of RGUs (a)	$39.9	$—	$39.9
ARPU (b)	(15.2)	—	(15.2)

Total increase in cable subscription revenue	24.7	—	24.7
Increase in mobile subscription revenue (c)	114.9	—	114.9

Total increase in subscription revenue	139.6	—	139.6
Decrease in B2B revenue (d)	—	(2.7)	(2.7)
Increase in other non-subscription revenue (e)	—	61.5	61.5

Total organic increase	139.6	58.8	198.4
Impact of FX	59.1	10.4	69.5

Total	$198.7	$69.2	$267.9

(a)

The increase in Telenet’s cable subscription revenue related to a change in the average number of RGUs is attributable to increases in the average number of digital cable, fixed-line telephony and broadband internet RGUs that were only partially offset by a decline in the average number of analog cable RGUs. The decline in the average number of analog cable RGUs led to a decline in the average number of Telenet’s total video RGUs during 2013, as compared to 2012.

(b)

The decrease in Telenet’s cable subscription revenue related to a change in ARPU is due to the net effect of (i) a net decrease resulting primarily from following factors: (a) higher ARPU due to price increases associated with (1) higher-priced tiers of service in our bundles and (2) February 2013 increases for certain existing broadband internet, fixed-line telephony and digital cable services, (b) lower ARPU due to the impacts of higher bundling and promotional discounts, (c) lower ARPU due to the impact of an increase in the proportion of subscribers receiving lower-priced tiers of broadband internet services and (d) lower ARPU from fixed-line telephony services due to (I) lower fixed-line telephony call volume for customers on usage-based plans and (II) a higher proportion of customers migrating to fixed-rate calling plans and (ii) an improvement in RGU mix, attributable to higher proportions of digital cable, broadband internet and fixed-line telephony RGUs. In addition, the increase in Telenet’s subscription revenue was offset by a nonrecurring adjustment recorded during the fourth quarter of 2012 to recognize $6.0 million of revenue following the implementation of billing system improvements. Most of this nonrecurring adjustment relates to revenue earned in years prior to 2012.

(c)	The increase in Telenet’s mobile subscription revenue is due primarily to an increase in the average number of mobile subscribers.

(d)

The decrease in Telenet’s B2B revenue is attributable to a net decrease associated with (i) a $7.7 million negative impact associated with changes in how Telenet recognizes certain up-front fees and (ii) increases in other elements of Telenet’s B2B revenue.

(e)

The increase in Telenet’s other non-subscription revenue is due primarily to the net effect of (i) an increase in interconnect revenue of $59.1 million, primarily associated with growth in mobile services, (ii) an increase in mobile handset sales of $12.8 million and (iii) a decrease of $2.4 million associated with a change in how Telenet recognizes certain up-front fees. The increase in Telenet’s mobile handset sales, which typically generate relatively low margins, is due primarily to (a) an increase in contract termination fees applicable to subsidized handsets and (b) an increase in sales to third-party retailers.

For information concerning certain regulatory developments that could have an adverse impact on our revenue in Belgium, see note 16 to our December 31, 2013 consolidated financial statements.

The Netherlands. The increase in the Netherlands’ revenue during 2013, as compared to 2012, includes (i) an organic decrease of $26.7 million or 2.2%, (ii) the impact of an acquisition and (iii) the impact of FX, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase (decrease) in cable subscription revenue due to change in:
Average number of RGUs (a)	$2.9	$—	$2.9
ARPU (b)	(26.6)	—	(26.6)

Total decrease in cable subscription revenue	(23.7)	—	(23.7)
Increase in mobile subscription revenue	0.1	—	0.1

Total decrease in subscription revenue	(23.6)	—	(23.6)
Decrease in B2B revenue (c)	—	(4.5)	(4.5)
Increase in other non-subscription revenue (d)	—	1.4	1.4

Total organic decrease	(23.6)	(3.1)	(26.7)
Impact of an acquisition	0.6	—	0.6
Impact of FX	36.0	3.4	39.4

Total	$13.0	$0.3	$13.3

(a)

The increase in the Netherlands’ cable subscription revenue related to a change in the average number of RGUs is attributable to the net effect of (i) increases in the average numbers of fixed-line telephony, broadband internet and digital cable RGUs and (ii) a decline in the average number of analog cable RGUs. The decline in the average number of analog cable RGUs led to a decline in the average number of the Netherlands’ total video RGUs during 2013, as compared to 2012.

(b)

The decrease in the Netherlands’ cable subscription revenue related to a change in ARPU is due to the net effect of (i) a decrease resulting primarily from the following factors: (a) lower ARPU due to a decrease in fixed-line telephony call volume and (b) lower ARPU due to the impact of higher bundling and promotional discounts that more than offset the positive impacts of (1) the inclusion of higher-priced tiers of digital cable, broadband internet and fixed-line telephony services in our promotional bundles and (2) July 2012 price increases for bundled services and a January 2013 price increase for certain analog cable services and (ii) an improvement in RGU mix, attributable to higher proportions of digital cable, broadband internet and fixed-line telephony RGUs.

(c)	The decrease in the Netherlands’ B2B revenue is primarily related to lower revenue from telephony and data services.

(d)

The increase in the Netherlands’ other non-subscription revenue is primarily attributable to the net effect of (i) an increase in installation revenue, (ii) a decrease in interconnect revenue, due primarily to the impact of reductions in fixed termination rates that became effective on August 1, 2012 and September 1, 2013, and (iii) a decrease in revenue from late fees.

For information concerning certain regulatory developments that could have an adverse impact on our revenue in the Netherlands, see note 16 to our December 31, 2013 consolidated financial statements.

Switzerland. The increase in Switzerland’s revenue during 2013, as compared to 2012, includes (i) an organic increase of $55.4 million or 4.4%, (ii) the impact of acquisitions and (iii) the impact of FX, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase in cable subscription revenue due to change in:
Average number of RGUs (a)	$30.4	$—	$30.4
ARPU (b)	21.0	—	21.0

Total increase in cable subscription revenue	51.4	—	51.4
Decrease in B2B revenue	—	(1.9)	(1.9)
Increase in other non-subscription revenue (c)	—	5.9	5.9

Total organic increase	51.4	4.0	55.4
Impact of acquisitions	2.3	(1.0)	1.3
Impact of FX	13.1	2.5	15.6

Total	$66.8	$5.5	$72.3

(a)

The increase in Switzerland’s cable subscription revenue related to a change in the average number of RGUs is attributable to increases in the average numbers of digital cable, broadband internet and fixed-line telephony RGUs that were only partially offset by a decline in the average number of analog cable RGUs. The decline in the average number of analog cable RGUs led to a decline in the average number of Switzerland’s total video RGUs during 2013, as compared to 2012.

(b)

The increase in Switzerland’s cable subscription revenue related to a change in ARPU is due to (i) an improvement in RGU mix, attributable to higher proportions of digital cable, broadband internet and fixed-line telephony RGUs, and (ii) a net increase resulting primarily from the following factors: (a) higher ARPU due to the inclusion of higher-priced tiers of broadband internet services and, to a lesser extent, digital cable services in our promotional bundles, (b) lower ARPU due to the impact of bundling discounts, (c) higher ARPU due to a January 2013 price increase for a basic cable connection, as discussed below, and, to a lesser extent, a June 2013 price increase for broadband internet services and (d) lower ARPU due to a decrease in fixed-line telephony call volume for customers on usage-based calling plans.

(c)

The increase in Switzerland’s other non-subscription revenue is primarily attributable to the net effect of (i) an increase in installation revenue of $8.4 million, (ii) a decrease in sales of customer premises equipment, primarily due to the unencryption described below, (iii) a decline in revenue from usage-based wholesale residential fixed-line telephony services and (iv) an increase in advertising revenue. The increase in installation revenue includes an increase of $7.1 million associated with a change in how we recognize installation revenue in Switzerland as a result of a change in how we market and deliver services upon the November 2012 unencryption of the basic tier of digital television channels, as further described below.

In October 2012, we announced an agreement with the Swiss Price Regulator pursuant to which we will make certain changes to Switzerland’s service offerings in exchange for progressive increases in the price of Switzerland’s basic cable connection. In this regard, (i) effective November 1, 2012, we began offering a basic tier of digital television channels on an unencrypted basis in our Switzerland footprint and (ii) effective January 3, 2013, for video subscribers who pay the required upfront activation fee, we made available, at no additional monthly charge, a 2.0 Mbps internet connection, which was an increase from the previously-offered 300 Kbps internet connection. In addition, the monthly price for a cable connection increased by CHF 0.90 ($1.01) effective January 1, 2013 and a further increase of CHF 0.60 ($0.68) took effect on January 1, 2014.

Other Western Europe. The increase in Other Western Europe’s revenue during 2013, as compared to 2012, includes (i) an organic increase of $21.9 million or 2.6% and (ii) the impact of FX, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase (decrease) in cable subscription revenue due to change in (a):
Average number of RGUs (b)	$43.2	$—	$43.2
ARPU (c)	(19.4)	—	(19.4)

Total increase in cable subscription revenue	23.8	—	23.8
Decrease in B2B revenue	—	(0.8)	(0.8)
Decrease in other non-subscription revenue (a) (d)	—	(1.1)	(1.1)

Total organic increase (decrease)	23.8	(1.9)	21.9
Impact of FX	24.1	4.3	28.4

Total	$47.9	$2.4	$50.3

(a)

In connection with the Virgin Media Acquisition, we determined that we would no longer externally report DSL subscribers as RGUs. Accordingly, we have reclassified the revenue from our DSL subscribers in Austria from broadband internet and fixed-line telephony subscription revenue to other non-subscription revenue for all periods presented.

(b)

The increase in Other Western Europe’s cable subscription revenue related to a change in the average number of RGUs is attributable to increases in the average numbers of fixed-line telephony, broadband internet and digital cable RGUs in each of Ireland and Austria that were only partially offset by a decline in the average number of analog cable RGUs in each of Austria and Ireland and, to a lesser extent, MMDS video RGUs in Ireland. The declines in the average numbers of analog cable and MMDS video RGUs led to a decline in the average number of total video RGUs in each of Ireland and Austria during 2013, as compared to 2012.

(c)

The decrease in Other Western Europe’s cable subscription revenue related to a change in ARPU is attributable to a decrease in ARPU in each of Ireland and Austria. Other Western Europe’s overall ARPU was impacted by an adverse change in RGU mix, primarily attributable to a lower proportion of digital cable RGUs in Ireland. The lower ARPU in Ireland is also due to the net effect of (i) lower ARPU due to the impact of bundling discounts and (ii) higher ARPU due to the inclusion of higher-priced tiers of broadband internet and digital cable services in our promotional bundles. The decrease in Austria’s ARPU is primarily due to the net effect of (a) lower ARPU due to the impact of bundling discounts, (b) higher ARPU due to January 2013 price increases for digital and analog cable and broadband internet services and (c) lower ARPU due to a higher proportion of subscribers receiving lower-priced tiers of broadband internet services in our promotional bundles.

(d)	The decrease in Other Western Europe’s non-subscription revenue is due to individually insignificant changes in various non-subscription revenue categories.

Central and Eastern Europe. The increase in Central and Eastern Europe’s revenue during 2013, as compared to 2012, includes (i) an organic increase of $0.2 million, (ii) the impact of an acquisition and (iii) the impact of FX, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase (decrease) in cable subscription revenue due to change in:
Average number of RGUs (a)	$26.1	$—	$26.1
ARPU (b)	(28.0)	—	(28.0)

Total decrease in cable subscription revenue	(1.9)	—	(1.9)
Decrease in mobile subscription revenue	(0.4)	—	(0.4)

Total decrease in subscription revenue	(2.3)	—	(2.3)
Increase in non-subscription revenue (c)	—	2.5	2.5

Total organic increase (decrease)	(2.3)	2.5	0.2
Impact of an acquisition	3.1	0.1	3.2
Impact of FX	20.1	2.0	22.1

Total	$20.9	$4.6	$25.5

(a)

The increase in Central and Eastern Europe’s cable subscription revenue related to a change in the average number of RGUs is primarily attributable to increases in the average numbers of digital cable, fixed-line telephony and broadband internet RGUs in Poland, Romania, Hungary and Slovakia that were only partially offset by a decline in the average numbers of (i) analog cable RGUs in each country within our Central and Eastern Europe segment and (ii) digital cable, fixed-line telephony and broadband internet RGUs in the Czech Republic. As a result of the declines in analog cable RGUs, each country within our Central and Eastern Europe segment experienced a decline in the average number of total video RGUs during 2013, as compared to 2012.

(b)

The decrease in Central and Eastern Europe’s cable subscription revenue related to a change in ARPU is primarily due to the net effect of (i) lower ARPU due to the impact of higher bundling discounts, (ii) higher ARPU due to the inclusion of higher-priced tiers of digital cable and broadband internet services in our promotional bundles, (iii) lower ARPU from incremental digital cable services and (iv) lower ARPU due to a decrease in fixed-line telephony call volume for customers on usage-based calling plans. In addition, Central and Eastern Europe’s overall ARPU was positively impacted by an improvement in RGU mix, primarily attributable to higher proportions of digital cable and, to a lesser extent, broadband internet RGUs.

(c)	The increase in Central and Eastern Europe’s non-subscription revenue is due to individually insignificant changes in various non-subscription revenue categories.

Chile (VTR). The increase in VTR’s revenue during 2013, as compared to 2012, includes (i) an organic increase of $69.7 million or 7.4% and (ii) the impact of FX, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase in cable subscription revenue due to change in:
Average number of RGUs (a)	$45.4	$—	$45.4
ARPU (b)	13.4	—	13.4

Total increase in cable subscription revenue	58.8	—	58.8
Increase in mobile subscription revenue (c)	10.2	—	10.2

Total increase in subscription revenue	69.0	—	69.0
Increase in non-subscription revenue (d)	—	0.7	0.7

Total organic increase	69.0	0.7	69.7
Impact of FX	(17.1)	(1.6)	(18.7)

Total	$51.9	$(0.9)	$51.0

(a)

The increase in VTR’s cable subscription revenue related to a change in the average number of RGUs is due to increases in the average numbers of digital cable, broadband internet and fixed-line telephony RGUs that were only partially offset by a decline in the average number of analog cable RGUs.

(b)

The increase in VTR’s cable subscription revenue related to a change in ARPU is due to (i) a net increase resulting from the following factors: (a) higher ARPU due to the impact of lower bundling and promotional discounts, (b) higher ARPU due to semi-annual inflation and other price adjustments for video, broadband internet and fixed-line telephony services, (c) lower ARPU from analog and digital cable services, largely due to a higher proportion of subscribers receiving lower-priced tiers of services, (d) higher ARPU from broadband internet services and (e) lower ARPU due to a decrease in fixed-line telephony call volume for customers on usage-based plans and (ii) improvements in RGU mix, primarily attributable to a higher proportion of digital cable RGUs.

(c)	The increase in VTR’s mobile subscription revenue is primarily due to the May 2012 launch of mobile services at VTR Wireless.

(d)

The increase in VTR’s non-subscription revenue is attributable to the net effect of (i) an increase in mobile interconnect revenue primarily due to the May 2012 launch of mobile services at VTR Wireless, (ii) an increase in advertising revenue, (iii) a decrease in fixed-line telephony interconnect revenue, (iv) a decrease in installation revenue and (v) a net decrease resulting from individually insignificant changes in various other non-subscription revenue categories.

Liberty Puerto Rico. The increase in Liberty Puerto Rico’s revenue during 2013, as compared to 2012, includes (i) an organic increase of $6.2 million or 4.3% and (ii) the impact of the acquisition of OneLink, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase (decrease) in cable subscription revenue due to change in:
Average number of RGUs (a)	$16.3	$—	$16.3
ARPU (b)	(13.1)	—	(13.1)

Total increase in cable subscription revenue	3.2	—	3.2
Increase in non-subscription revenue (c)	—	3.0	3.0

Total organic increase	3.2	3.0	6.2
Impact of acquisition	136.0	9.5	145.5

Total	$139.2	$12.5	$151.7

(a)

The increase in Liberty Puerto Rico’s cable subscription revenue related to a change in the average number of RGUs is attributable to increases in the average numbers of fixed-line telephony, broadband internet and digital cable RGUs.

(b)

The decrease in Liberty Puerto Rico’s cable subscription revenue related to a change in ARPU is due to the net effect of (i) lower ARPU from digital cable services, (ii) higher ARPU from broadband internet services and (iii) lower ARPU due to the impact of bundling discounts.

(c)	The increase in Liberty Puerto Rico’s non-subscription revenue is due to increases in (i) installation revenue, (ii) late fees and (iii) B2B revenue.

Revenue — 2012 compared to 2011

	Year ended December 31,		Increase (decrease)		Organic increase (decrease)
	2012	2011	$	%	%
	in millions
Liberty Global Group:
European Operations Division:
Germany (Unitymedia KabelBW)	$2,311.0	$1,450.0	$861.0	59.4	13.4
Belgium (Telenet)	1,918.0	1,918.5	(0.5)	—	8.1
The Netherlands	1,229.1	1,273.4	(44.3)	(3.5)	4.4
Switzerland	1,259.8	1,282.6	(22.8)	(1.8)	3.7
Other Western Europe	848.4	893.3	(44.9)	(5.0)	2.8

Total Western Europe	7,566.3	6,817.8	748.5	11.0	7.0
Central and Eastern Europe	1,115.7	1,122.5	(6.8)	(0.6)	(0.3)
Central and other	117.0	122.7	(5.7)	(4.6)	3.9

Total European Operations Division	8,799.0	8,063.0	736.0	9.1	6.0
Corporate and other	78.6	97.3	(18.7)	(19.2)	(14.6)
Intersegment eliminations	(31.6)	(46.0)	14.4	N.M.	N.M.

Total Liberty Global Group	8,846.0	8,114.3	731.7	9.0	5.8

LiLAC Group:
Chile (VTR)	940.6	889.0	51.6	5.8	6.4
Liberty Puerto Rico	145.5	116.3	29.2	25.1	3.8

Total LiLAC Group	1,086.1	1,005.3	80.8	8.0	6.1

Inter-group eliminations	(1.3)	(1.3)	—	N.M.	N.M.

Total	$9,930.8	$9,118.3	$812.5	8.9	5.9

N.M. — Not Meaningful.

Germany (Unitymedia KabelBW). The increase in Unitymedia KabelBW’s revenue during 2012, as compared to 2011, includes (i) an organic increase of $194.4 million or 13.4% , (ii) the impact of the KBW Acquisition and (iii) the impact of FX, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase in cable subscription revenue due to change in:
Average number of RGUs (a)	$118.9	$—	$118.9
ARPU (b)	38.9	—	38.9

Total increase in cable subscription revenue	157.8	—	157.8
Increase in mobile subscription revenue (c)	5.6	—	5.6

Total increase in subscription revenue	163.4	—	163.4
Increase in non-subscription revenue (d)	—	31.0	31.0

Total organic increase	163.4	31.0	194.4
Impact of the KBW Acquisition	756.3	96.2	852.5
Impact of FX	(162.4)	(23.5)	(185.9)

Total	$757.3	$103.7	$861.0

(a)

The increase in Unitymedia KabelBW’s cable subscription revenue related to a change in the average number of RGUs is attributable to increases in the average numbers of broadband internet, fixed-line telephony and digital cable RGUs that were only partially offset by a decline in the average number of analog cable RGUs. The decline in Unitymedia KabelBW’s average number of analog cable RGUs led to a decline in the average number of total video RGUs during 2012, as compared to 2011.

(b)

The increase in Unitymedia KabelBW’s cable subscription revenue related to a change in ARPU is due to (i) an improvement in RGU mix, attributable to higher proportions of fixed-line telephony, broadband internet and digital cable RGUs, and (ii) a net increase resulting primarily from the following factors: (a) lower ARPU due to a decrease in fixed-line telephony call volume for customers on usage-based calling plans, (b) higher ARPU from digital cable services, (c) higher ARPU from broadband internet services, (d) higher ARPU due to a lower negative impact from free bundled services provided to new subscribers during promotional periods and (e) lower ARPU due to higher proportions of customers receiving discounted analog cable services through bulk agreements. For information concerning our commitment to distribute basic digital television channels in unencrypted form in Unitymedia KabelBW commencing January 1, 2013, see note 3 to our December 31, 2013 consolidated financial statements.

(c)	The increase in Unitymedia KabelBW’s mobile subscription revenue is primarily due to an increase in the average number of mobile subscribers.

(d)

The increase in Unitymedia KabelBW’s non-subscription revenue is primarily attributable to (i) an increase in installation revenue, due to a higher number of installations and an increase in the average installation fee, (ii) an increase in interconnect revenue and (iii) an increase in network usage revenue, most of which relates to the settlement of prior year amounts.

Belgium (Telenet). The decrease in Telenet’s revenue during 2012, as compared to 2011, includes (i) an organic increase of $155.8 million or 8.1% and (ii) the impact of FX, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase in cable subscription revenue due to change in:
Average number of RGUs (a)	$29.5	$—	$29.5
ARPU (b)	54.9	—	54.9

Total increase in cable subscription revenue	84.4	—	84.4
Increase in mobile subscription revenue (c)	38.5	—	38.5

Total increase in subscription revenue	122.9	—	122.9
Increase in B2B revenue	—	2.1	2.1
Increase in other non-subscription revenue (d)	—	30.8	30.8

Total organic increase	122.9	32.9	155.8
Impact of FX	(127.2)	(29.1)	(156.3)

Total	$(4.3)	$3.8	$(0.5)

(a)

The increase in Telenet’s cable subscription revenue related to a change in the average number of RGUs is attributable to increases in the average numbers of digital cable, broadband internet and fixed-line telephony RGUs that were only partially offset by a decline in the average number of analog cable RGUs. The decline in the average number of Telenet’s analog cable RGUs led to a decline in the average number of total video RGUs during 2012, as compared to 2011.

(b)

The increase in Telenet’s cable subscription revenue related to a change in ARPU is due to the net effect of (i) an improvement in RGU mix, attributable to higher proportions of digital cable, broadband internet and fixed-line telephony RGUs, and (ii) a net decrease resulting primarily from the following factors: (a) lower

ARPU from broadband internet services, largely due to a higher proportion of subscribers receiving lower-priced tiers of services, (b) higher ARPU due to October 2011 price increases for certain analog and digital cable services and an August 2011 price increase for certain broadband internet services, (c) lower ARPU due to a decrease in fixed-line telephony call volume for customers on usage-based plans and the negative impact of higher proportions of customers migrating to fixed-rate calling plans and (d) higher ARPU from digital cable services, due in part to an increase in the number of subscribers to Telenet’s premium sporting channel following the third quarter 2011 acquisition of certain Belgian football (soccer) rights. In addition, Telenet’s subscription revenue was positively impacted by a nonrecurring adjustment during the fourth quarter of 2012 to recognize $6.3 million of revenue following the implementation of billing system improvements. Most of this nonrecurring adjustment relates to revenue earned in prior years.

(c)	The increase in Telenet’s mobile subscription revenue is due primarily to an increase in the average number of mobile subscribers.

(d)

The increase in Telenet’s other non-subscription revenue is due primarily to (i) an increase in interconnect revenue of $21.2 million, primarily associated with growth in mobile services, and (ii) an increase in mobile handset sales of $10.3 million. The increase in Telenet’s mobile handset sales, which sales typically generate relatively low margins, is primarily due to an increase in sales to third-party retailers.

For information concerning certain regulatory developments that could have an adverse impact on our revenue in Belgium, see note 16 to our December 31, 2013 consolidated financial statements.

The Netherlands. The decrease in the Netherlands’ revenue during 2012, as compared to 2011, includes (i) an organic increase of $55.8 million or 4.4%, (ii) the impact of an acquisition and (iii) the impact of FX, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase in cable subscription revenue due to change in:
Average number of RGUs (a)	$40.7	$—	$40.7
ARPU (b)	7.7	—	7.7

Total increase in cable subscription revenue	48.4	—	48.4
Increase in B2B revenue (c)	—	3.2	3.2
Increase in other non-subscription revenue (d)	—	4.2	4.2

Total organic increase	48.4	7.4	55.8
Impact of an acquisition	0.9	—	0.9
Impact of FX	(91.3)	(9.7)	(101.0)

Total	$(42.0)	$(2.3)	$(44.3)

(a)

The increase in the Netherlands’ cable subscription revenue related to a change in the average number of RGUs is attributable to increases in the average numbers of fixed-line telephony, digital cable and broadband internet RGUs that were only partially offset by a decline in the average number of analog cable RGUs. The decline in the average number of analog cable RGUs in the Netherlands led to a decline in the average number of total video RGUs during 2012, as compared to 2011.

(b)

The increase in the Netherlands’ cable subscription revenue related to a change in ARPU is due to the net effect of (i) an improvement in RGU mix, attributable to higher proportions of digital cable, broadband internet and fixed-line telephony RGUs, and (ii) a net decrease resulting primarily from the following factors: (a) lower ARPU due to a decrease in fixed-line telephony call volume, including the impact of higher proportions of customers selecting usage-based calling plans, (b) lower ARPU due to the impact of bundling and promotional discounts and (c) higher ARPU due to January 2012 price increases for certain video services and, to a lesser extent, July 2012 price increases for bundled services.

(c)	The increase in the Netherlands’ B2B revenue is primarily related to higher revenue from business telephony services.

(d)

The increase in the Netherlands’ other non-subscription revenue is primarily attributable to the net effect of (i) an increase in revenue from late fees, (ii) an increase in installation revenue and (iii) a decrease in interconnect revenue, due primarily to the impact of an August 1, 2012 reduction in fixed termination rates.

For information concerning certain regulatory developments that could have an adverse impact on our revenue in the Netherlands, see note 16 to our December 31, 2013 consolidated financial statements.

Switzerland. The decrease in Switzerland’s revenue during 2012, as compared to 2011, includes (i) an organic increase of $47.7 million or 3.7%, (ii) the impact of acquisitions and (iii) the impact of FX, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase in cable subscription revenue due to change in:
Average number of RGUs (a)	$41.0	$—	$41.0
ARPU (b)	3.9	—	3.9

Total increase in cable subscription revenue	44.9	—	44.9
Decrease in B2B revenue (c)	—	(0.3)	(0.3)
Increase in other non-subscription revenue (d)	—	3.1	3.1

Total organic increase	44.9	2.8	47.7
Impact of acquisitions	4.4	—	4.4
Impact of FX	(63.4)	(11.5)	(74.9)

Total	$(14.1)	$(8.7)	$(22.8)

(a)

The increase in Switzerland’s cable subscription revenue related to a change in the average number of RGUs is attributable to increases in the average numbers of digital cable, broadband internet and fixed-line telephony RGUs that were only partially offset by a decline in the average number of analog cable RGUs. The decline in the average number of Switzerland’s analog cable RGUs led to a decline in the average number of total video RGUs during 2012, as compared to 2011.

(b)

The increase in Switzerland’s cable subscription revenue related to a change in ARPU is due to the net effect of (i) an improvement in RGU mix, attributable to higher proportions of digital cable, broadband internet and fixed-line telephony RGUs, and (ii) a net decrease resulting primarily from the following factors: (a) higher ARPU from broadband internet services and, to a lesser extent, digital cable services, largely due to a higher proportion of subscribers receiving higher-priced tiers of services, (b) lower ARPU due to the impact of bundling discounts and (c) lower ARPU due to a decrease in fixed-line telephony call volume for customers on usage-based calling plans.

(c)

The slight decrease in Switzerland’s B2B revenue is primarily attributable to the net effect of (i) lower revenue from construction and equipment sales and (ii) growth in B2B broadband internet and fixed-line telephony services.

(d)

The increase in Switzerland’s other non-subscription revenue is attributable to the net effect of (i) an increase in installation revenue, (ii) a decline in revenue from usage-based wholesale residential fixed-line telephony services and (iii) a net increase resulting from various individually insignificant changes.

Other Western Europe. The decrease in Other Western Europe’s revenue during 2012, as compared to 2011, includes (i) an organic increase of $24.6 million or 2.8% and (ii) the impact of FX, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase (decrease) in cable subscription revenue due to change in (a):
Average number of RGUs (b)	$56.0	$—	$56.0
ARPU (c)	(28.5)	—	(28.5)

Total increase in cable subscription revenue	27.5	—	27.5
Decrease in B2B revenue (d)	—	(4.5)	(4.5)
Increase in other non-subscription revenue (a)(e)	—	1.6	1.6

Total organic increase	27.5	(2.9)	24.6
Impact of FX	(61.3)	(8.2)	(69.5)

Total	$(33.8)	$(11.1)	$(44.9)

(a)

In connection with the Virgin Media Acquisition, we determined that we would no longer externally report DSL subscribers as RGUs. Accordingly, we have reclassified the revenue from our DSL subscribers in Austria from broadband internet and fixed-line telephony subscription revenue to other non-subscription revenue for all periods presented.

(b)

The increase in Other Western Europe’s cable subscription revenue related to a change in the average number of RGUs is attributable to increases in the average numbers of fixed-line telephony, broadband internet and digital cable RGUs in each of Ireland and Austria that were only partially offset by a decline in the average number of analog cable RGUs in each of Austria and Ireland and, to a lesser extent, MMDS video RGUs in Ireland. The declines in the average numbers of analog cable and MMDS video RGUs led to a decline in the average number of total video RGUs in each of Ireland and Austria during 2012, as compared to 2011.

(c)

The decrease in Other Western Europe’s cable subscription revenue related to a change in ARPU is attributable to a decrease in ARPU in each of Ireland and Austria. The decrease in Ireland’s ARPU is mostly due to (i) lower ARPU due to the impact of bundling discounts, (ii) lower ARPU from digital cable services and (iii) lower ARPU due to a decrease in fixed-line telephony call volume for customers on usage-based calling plans, including the impact of higher proportions of customers selecting usage-based calling plans. The decrease in Austria’s ARPU is primarily due to (a) lower ARPU due to the impact of bundling discounts, (b) lower ARPU from broadband internet services, largely due to a higher proportion of subscribers receiving lower-priced tiers of services, (c) higher ARPU due to the third quarter 2011 implementation of an additional charge for broadband internet services and (d) lower ARPU due to a decrease in fixed-line telephony call volume for customers on usage-based calling plans. In addition, Other Western Europe’s overall ARPU was impacted by adverse changes in RGU mix, primarily attributable to a lower proportion of digital cable RGUs in Ireland.

(d)	The decrease in Other Western Europe’s B2B revenue is primarily due to a decrease in revenue from data services in Austria.

(e)	The increase in Other Western Europe’s other non-subscription revenue is due primarily to an increase in installation revenue in each of Austria and Ireland.

Central and Eastern Europe. The decrease in Central and Eastern Europe’s revenue during 2012, as compared to 2011, includes (i) an organic decrease of $3.2 million or 0.3%, (ii) the impact of acquisitions and (iii) the impact of FX, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase (decrease) in cable subscription revenue due to change in:
Average number of RGUs (a)	$29.1	$—	$29.1
ARPU (b)	(34.7)	—	(34.7)

Total decrease in cable subscription revenue	(5.6)	—	(5.6)
Decrease in mobile subscription revenue	(1.1)	—	(1.1)

Total decrease in subscription revenue	(6.7)	—	(6.7)
Increase in B2B revenue	—	1.6	1.6
Increase in other non-subscription revenue (c)	—	1.9	1.9

Total organic increase (decrease)	(6.7)	3.5	(3.2)
Impact of acquisitions	99.9	15.0	114.9
Impact of FX	(108.2)	(10.3)	(118.5)

Total	$(15.0)	$8.2	$(6.8)

(a)

The increase in Central and Eastern Europe’s cable subscription revenue related to a change in the average number of RGUs is primarily attributable to increases in the average numbers of digital cable, fixed-line telephony and broadband internet RGUs that were only partially offset by declines in the average numbers of analog cable and, to a much lesser extent, MMDS video RGUs in Slovakia. In each country within our Central and Eastern Europe segment, a decline in the average number of analog cable RGUs led to a decline in the average number of total video RGUs during 2012, as compared to 2011.

(b)

The decrease in Central and Eastern Europe’s cable subscription revenue related to a change in ARPU is primarily due to (i) lower ARPU from video, broadband internet and fixed-line telephony services, largely due to a higher proportion of subscribers receiving lower-priced tiers of services, (ii) lower ARPU due to the impact of higher bundling discounts and (iii) lower ARPU due to a decrease in fixed-line telephony call volume for customers on usage-based calling plans. In addition, Central and Eastern Europe’s overall ARPU was positively impacted by an improvement in RGU mix, primarily attributable to a higher proportion of digital cable and, to a lesser extent, broadband internet RGUs.

(c)

The increase in Central and Eastern Europe’s other non-subscription revenue is due primarily to the net effect of (i) an increase in sales of customer premises equipment, primarily in the Czech Republic, (ii) a decrease in installation revenue, primarily in Poland, and (iii) a net decrease resulting from individually insignificant changes in other non-subscription revenue categories.

Chile (VTR). The increase in VTR’s revenue during 2012, as compared to 2011, includes (i) an organic increase of $57.0 million or 6.4% and (ii) the impact of FX, as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase in cable subscription revenue due to change in:
Average number of RGUs (a)	$38.9	$—	$38.9
ARPU (b)	2.6	—	2.6

Total increase in cable subscription revenue	41.5	—	41.5
Increase in mobile subscription revenue (c)	11.0	—	11.0

Total increase in subscription revenue	52.5	—	52.5
Increase in non-subscription revenue (d)	—	4.5	4.5

Total organic increase	52.5	4.5	57.0
Impact of FX	(5.0)	(0.4)	(5.4)

Total	$47.5	$4.1	$51.6

(a)

The increase in VTR’s cable subscription revenue related to a change in the average number of RGUs is primarily due to increases in the average numbers of digital cable, broadband internet and fixed-line telephony RGUs that were only partially offset by a decline in the average number of analog cable RGUs.

(b)

The increase in VTR’s cable subscription revenue related to a change in ARPU is primarily due to the positive impact of an improvement in RGU mix, attributable to a higher proportion of digital cable RGUs. Excluding the positive impact related to RGU mix, ARPU remained relatively unchanged due to the net effect of the following factors: (i) higher ARPU from digital cable services, (ii) higher ARPU due to semi-annual inflation and other price adjustments for video, broadband internet and fixed-line telephony services, (iii) lower ARPU due to the impact of promotional and bundling discounts and (iv) lower ARPU from fixed-line telephony services, due in part to the net effect of (a) the negative impact of a lower volume of calls subject to usage-based charges and (b) the positive impact of a higher proportion of customers on fixed-rate calling plans.

(c)	The increase in VTR’s mobile subscription revenue is attributable to the May 2012 launch of mobile services at VTR Wireless.

(d)

The increase in VTR’s non-subscription revenue is attributable to the net effect of (i) an increase in mobile handset sales in connection with the launch of mobile services by VTR Wireless and (ii) decreases in installation and interconnect revenue at VTR GlobalCom.

Liberty Puerto Rico. The increase in Liberty Puerto Rico’s revenue during 2012, as compared to 2011, includes (i) an organic increase of $4.4 million or 3.8% and (ii) the impact of the acquisition of OneLink as set forth below:

	Subscription revenue	Non- subscription revenue	Total
	in millions
Increase (decrease) in cable subscription revenue due to change in:
Average number of RGUs (a)	$4.5	$—	$4.5
ARPU (b)	(1.2)	—	(1.2)

Total increase in cable subscription revenue	3.3	—	3.3
Increase in non-subscription revenue	—	1.1	1.1

Total organic increase	3.3	1.1	4.4
Impact of acquisition	22.9	1.9	24.8

Total	$26.2	$3.0	$29.2

(a)

The increase in Liberty Puerto Rico’s cable subscription revenue related to a change in the average number of RGUs is attributable to increases in the average numbers of broadband internet and fixed-line telephony RGUs that were only partially offset by a decline in the average number of video RGUs.

(b)

The decrease in Liberty Puerto Rico’s cable subscription revenue related to a change in ARPU is primarily attributable to (i) lower ARPU from video services and (ii) lower ARPU from fixed-line telephony services.

Operating Expenses of our Reportable Segments

Operating expenses — 2013 compared to 2012

	Year ended December 31,		Increase		Organic increase (decrease)
	2013	2012	$	%	%
		in millions
Liberty Global Group:
European Operations Division:
U.K. (Virgin Media) (a)	$1,663.6	$—	$1,663.6	N.M.	N.M.
Germany (Unitymedia KabelBW)	631.5	548.3	83.2	15.2	11.4
Belgium (Telenet)	875.8	734.5	141.3	19.2	15.4
The Netherlands	376.2	354.5	21.7	6.1	2.8
Switzerland	365.7	359.8	5.9	1.6	0.4
Other Western Europe	334.5	323.6	10.9	3.4	0.1

Total Western Europe	4,247.3	2,320.7	1,926.6	83.0	8.6
Central and Eastern Europe	438.4	418.4	20.0	4.8	2.2
Central and other	131.3	104.3	27.0	25.9	21.4

Total European Operations Division	4,817.0	2,843.4	1,973.6	69.4	8.1
Corporate and other	57.7	54.9	2.8	5.1	(0.2)
Intersegment eliminations	(77.6)	(66.5)	(11.1)	N.M.	N.M.

Total Liberty Global Group	4,797.1	2,831.8	1,965.3	69.4	7.7

LiLAC Group:
Chile (VTR)	467.2	442.4	24.8	5.6	7.5
Liberty Puerto Rico (b)	142.6	68.3	74.3	108.8	(1.8)

Total LiLAC Group (b)	609.8	510.7	99.1	19.4	6.2

Inter-group eliminations	(1.3)	(1.3)	—	N.M.	N.M.

Total operating expenses excluding share-based compensation expense	5,405.6	3,341.2	2,064.4	61.8	7.5

Share-based compensation expense	12.1	8.5	3.6	42.4

Total	$5,417.7	$3,349.7	$2,068.0	61.7

(a)	The amount presented for 2013 reflects the post-acquisition operating expenses of Virgin Media from June 8, 2013 through December 31, 2013.

(b)

As further described under Material Changes in Results of Operations above, the organic increase in Liberty Puerto Rico’s operating expenses is impacted by the organic decrease in OneLink’s operating expenses. Excluding the impact of OneLink, (i) the organic increase in Liberty Puerto Rico’s operating expenses would have been 3.9% during 2013, as compared to 2012, and (ii) the organic increase in the LiLAC Group’s operating expenses would have been 7.1% during 2013, as compared to 2012.

N.M. — Not Meaningful.

General. Operating expenses include programming and copyright, network operations, interconnect, customer operations, customer care, share-based compensation and other costs related to our operations. We do not include share-based compensation in the following discussion and analysis of the operating expenses of our reportable segments as share-based compensation expense is not included in the performance measures of our reportable segments. Share-based compensation expense is discussed under Discussion and Analysis of Our Consolidated Operating Results below. Programming and copyright costs, which represent a significant portion of our operating costs, are expected to rise in future periods as a result of (i) growth in the number of our digital video subscribers, (ii) higher costs associated with the expansion of our digital video content, including rights associated with ancillary product offerings and rights that provide for the broadcast of live sporting events, and (iii) rate increases. In addition, we are subject to inflationary pressures with respect to our labor and other costs and foreign currency exchange risk with respect to costs and expenses that are denominated in currencies other than the respective functional currencies of our operating segments (non-functional currency expenses). Any cost increases that we are not able to pass on to our subscribers through service rate increases would result in increased pressure on our operating margins.

European Operations Division. The European Operations Division’s operating expenses (exclusive of share-based compensation expense) increased $1,973.6 million or 69.4% during 2013, as compared to 2012. This increase includes $1,657.4 million attributable to the impact of the Virgin Media Acquisition and other less significant acquisitions. Excluding the effects of acquisitions and FX, the European Operations Division’s operating expenses increased $230.6 million or 8.1%. This increase includes the following factors:

•

An increase in programming and copyright costs of $80.7 million or 9.3%, due primarily to growth in digital video services in Germany, the Netherlands, Belgium, Ireland and the U.K. In the U.K. and, to a lesser extent, Belgium, increased costs for sports rights also contributed to the increase. In addition, accrual releases related to the settlement or reassessment of operational contingencies gave rise to an increase in programming and copyright costs of $10.5 million, as the impact of net accrual releases that reduced the 2012 costs in Germany, the Netherlands, Poland and Belgium more than offset the impact of net accrual releases that reduced the 2013 costs in the Netherlands;

•

An increase in interconnect costs of $72.7 million or 23.1%, due primarily to the net effect of (i) increased costs in Belgium attributable to (a) mobile subscriber growth and (b) increased mobile voice and data volumes on a per subscriber basis and (ii) decreased costs due to lower rates in Germany and the Netherlands and lower call volumes in Switzerland;

•

An increase in outsourced labor and professional fees of $19.5 million or 12.0%, due primarily to (i) higher call center costs in Germany, Switzerland and the Netherlands, and (ii) higher consulting costs related to (a) the Horizon TV platform incurred in the European Operations Division’s central operations and (b) a customer retention project in Germany. These increases were partially offset by lower call center costs in Belgium, Hungary and the U.K. due primarily to reduced proportions of calls handled by third parties;

•

An increase in personnel costs of $14.3 million or 2.9%, due primarily to (i) annual wage increases, primarily in Germany, Belgium and the Netherlands, (ii) increased staffing levels, primarily in the European Operations Division’s central operations, the Netherlands and Belgium, (iii) higher costs of $3.8 million due to the impact of reimbursements received from the Belgian government during the third and fourth quarters of 2012 with respect to the employment of certain individuals with advanced degrees and (iv) higher costs of $3.1 million due to favorable reassessments of certain post-employment benefit obligations during the third and fourth quarters of 2012 in Belgium. These increases were partially offset by a decrease in personnel costs related to lower staffing levels in Germany and Ireland;

•

An increase in network-related expenses of $12.8 million or 2.4%, due primarily to (i) increased network and customer premises equipment maintenance costs, primarily in the Netherlands and Germany, (ii) higher outsourced labor costs associated with customer-facing activities in Germany and (iii) an increase of $2.9 million due to the net impact of favorable settlements during 2013 and 2012 for claims of costs incurred in connection with faulty customer premises equipment, primarily in Switzerland and the Netherlands. These increases were partially offset by lower costs in Belgium associated with customer-facing activities;

•

An increase in bad debt and collection expenses of $9.5 million or 11.0%, due to the net impact of (i) increases in bad debt expenses in Germany, Belgium and Hungary, (ii) decreases in bad debt expenses in the Netherlands due to improved collection experience and (iii) an increase of $3.0 million due to the impact of a favorable nonrecurring adjustment recorded in the second quarter of 2012 related to the settlement of an operational contingency in Belgium; and

•

Higher costs of $4.6 million associated with the impact of favorable nonrecurring adjustments recorded by Telenet during the third and fourth quarters of 2012 resulting from the reassessment of a social tariff obligation.

LiLAC Group. The LiLAC Group’s operating expenses (exclusive of share-based compensation expense) increased $99.1 million or 19.4% during 2013, as compared to 2012. This increase includes $75.5 million attributable to the impact of the Puerto Rico Transaction. Excluding the effects of the Puerto Rico Transaction and FX, the LiLAC Group’s operating expenses increased $31.9 million or 6.2%. This increase includes the following factors:

•	An increase in programming and copyright costs of $12.3 million or 6.6%, primarily associated with growth in digital cable services at VTR ;

•	An increase in mobile access and interconnect costs of $9.4 million or 12.3%, due primarily to the impact of VTR Wireless’ mobile services, which launched in May 2012;

•	An increase in personnel costs of $6.5 million or 12.1%, due primarily to the impact of higher bonus accruals at VTR GlobalCom;

•

A decrease in facilities expenses of $5.5 million or 25.3%, due primarily to lower tower and real estate rental costs, as the discounted fair value of all remaining payments due under these leases was included in the restructuring charges recorded by VTR Wireless during the third and fourth quarters of 2013, as further described in note 8 to our December 31, 2013 consolidated financial statements;

•

An increase in outsourced labor and professional fees of $4.6 million or 11.7%. This increase is primarily attributable to (i) a $3.0 million non-recurring charge recorded during the second quarter of 2013 to provide for VTR GlobalCom’s mandated share of severance and other labor-related obligations that were incurred by a VTR GlobalCom contractor in connection with such contractor’s bankruptcy and (ii) higher outsourced labor associated with customer-facing activities in Puerto Rico;

•

An increase in bad debt and collection expense of $1.2 million or 2.8%, primarily due to the net effect of (i) an increase at VTR Wireless, due largely to the May 2012 launch of VTR Wireless’ mobile services, and (ii) a decrease at Liberty Puerto Rico, primarily due to improved collection experience; and

•

A decrease in VTR Wireless’ mobile handset costs of $0.7 million, primarily attributable to the net effect of (i) an aggregate increase of $4.4 million related to the liquidation or write-off of slow-moving or obsolete handsets and wireless network adaptors and (ii) a decrease of $5.4 million in mobile handset sales due largely to a reduced emphasis on prepaid mobile plans.

Operating expenses — 2012 compared to 2011

	Year ended December 31,		Increase (decrease)		Organic increase (decrease)
	2012	2011	$	%	%
		in millions
Liberty Global Group:
European Operations Division:
Germany (Unitymedia KabelBW)	$548.3	$320.5	$227.8	71.1	12.4
Belgium (Telenet)	734.5	704.9	29.6	4.2	12.5
The Netherlands	354.5	375.4	(20.9)	(5.6)	2.1
Switzerland	359.8	372.0	(12.2)	(3.3)	2.2
Other Western Europe	323.6	348.7	(25.1)	(7.2)	0.4

Total Western Europe	2,320.7	2,121.5	199.2	9.4	6.9
Central and Eastern Europe	418.4	435.2	(16.8)	(3.9)	(3.0)
Central and other	104.3	103.7	0.6	0.6	10.5

Total European Operations Division	2,843.4	2,660.4	183.0	6.9	5.4
Corporate and other	54.9	70.1	(15.2)	(21.7)	(4.9)
Intersegment eliminations	(66.5)	(83.2)	16.7	N.M.	N.M.

Total Liberty Global Group	2,831.8	2,647.3	184.5	7.0	5.7

LiLAC Group:
Chile (VTR)	442.4	381.2	61.2	16.1	16.7
Liberty Puerto Rico	68.3	56.6	11.7	20.7	0.5

Total LiLAC Group	510.7	437.8	72.9	16.7	14.6

Inter-group eliminations	(1.3)	(1.3)	—	N.M.	N.M.

Total operating expenses excluding share-based compensation expense	3,341.2	3,083.8	257.4	8.3	7.0

Share-based compensation expense	8.5	15.1	(6.6)	(43.7)

Total	$3,349.7	$3,098.9	$250.8	8.1

N.M. — Not Meaningful.

European Operations Division. The European Operations Division’s operating expenses (exclusive of share-based compensation expense) increased $183.0 million or 6.9% during 2012, as compared to 2011. This increase includes $274.8 million attributable to the impact of acquisitions. Excluding the effects of acquisitions and FX, the European Operations Division’s operating expenses increased $143.3 million or 5.4%. This increase includes the following factors:

•

An increase in programming and copyright costs of $83.4 million or 10.4%, primarily due to (i) growth in digital video services, predominantly in Germany, Switzerland, Belgium, Austria and the Netherlands, and (ii) a $25.3 million increase resulting from Telenet’s acquisition of the rights to broadcast certain Belgian football (soccer) matches for the three years that began in the third quarter of 2011. In addition, accrual releases related to the settlement or reassessment of operational contingencies gave rise to a decrease in programming and copyright costs of $9.6 million, as the impact of net accrual releases that reduced the 2012 costs in Germany, the Netherlands, Poland and Belgium more than offset the impact of net accrual releases that reduced the 2011 costs in the Netherlands and Germany;

•

An increase in mobile costs of $36.6 million in Belgium, due primarily to (i) higher costs associated with subscriber promotions involving free or heavily-discounted handsets and (ii) increased mobile handset sales to third-party retailers;

•

An increase in network-related expenses of $25.7 million or 5.2%, primarily due to (i) higher outsourced labor costs associated with customer-facing activities in Germany, Ireland and Switzerland, (ii) increased network maintenance costs, primarily in Germany and Poland, (iii) higher duct and pole rental costs, primarily in Germany and Romania, with the higher costs in Germany primarily attributable to the negative impact of a fourth quarter 2011 settlement of an operational contingency, (iv) lower costs associated with the refurbishment of customer premises equipment in Belgium due primarily to the benefit of claims taken related to faulty set-top boxes, partially offset by an increase in costs related to the refurbishment of customer premises equipment, primarily in Germany, (v) higher energy costs in Germany due in part to the release of accruals in connection with the settlement of operational contingencies during the second and fourth quarters of 2011, (vi) increased encryption costs, due largely to increased numbers of installed digital set-top boxes, primarily in Switzerland and Germany, and (vii) higher costs of $1.4 million due to the net impact of settlements in 2012 and 2011 of claims for costs incurred in connection with faulty customer premises equipment, primarily in the Netherlands, Switzerland and Poland. In addition, in the European Operations Division’s central operations, the impact of a fourth quarter 2011 settlement of a dispute with a third party contributed $2.8 million to the overall increase in network-related expenses;

•

An increase in interconnect costs of $19.2 million or 6.6%, due primarily to higher costs in Belgium associated with the net effect of (i) subscriber growth, (ii) increased mobile voice and data volumes and (iii) lower mobile termination rates;

•

An increase in outsourced labor and professional fees of $11.5 million or 8.7%, primarily due to the net effect of (i) higher call center costs due to increased call volumes in Germany and Belgium and (ii) lower call center costs in Switzerland;

•

An increase in costs of $10.0 million in Belgium associated with a campaign to retain customers following the move of certain channels from the analog to the basic digital channel package. This campaign involved the sale and rental of used digital set-top boxes at relatively low prices. In connection with this campaign, Telenet experienced (i) increases in the costs of set-top boxes that were sold and (ii) higher outsourced labor and professional fees due primarily to increased customer-facing activities;

•

A decrease in bad debt and collection expenses of $9.8 million or 10.9%, primarily in Poland, the Czech Republic, Ireland and Austria. The decrease in bad debt and collection expenses is primarily attributable to (i) improved collection experience (ii) the $3.3 million impact associated with a nonrecurring adjustment recorded in Belgium during the second quarter of 2012 related to the settlement of an operational contingency and (iii) the $2.6 million impact of a nonrecurring increase to bad debt expense that was recorded in the Netherlands during the first quarter of 2011;

•

Higher costs in Belgium of (i) $4.1 million due to the impact of reimbursements received from the Belgian government during the third and fourth quarters of 2012 with respect to the employment of certain individuals with advanced degrees and (ii) $3.4 million due to reassessments of certain post-employment benefit obligations during the third and fourth quarters of 2012; and

•

Lower costs of $5.0 million associated with the impact of nonrecurring adjustments recorded by Telenet during the third and fourth quarters of 2012 resulting from the reassessment of a social tariff obligation.

LiLAC Group. The LiLAC Group’s operating expenses (exclusive of share-based compensation expense) increased $72.9 million or 16.7% during 2012, as compared to 2011. This increase includes $11.4 million attributable to the impact of the Puerto Rico Transaction. Excluding the effects of the Puerto Rico Transaction and FX, the LiLAC Group’s operating expenses increased $63.9 million or 14.6%. This increase includes the following factors:

•	An increase in VTR Wireless’ mobile handset costs of $21.1 million;

•	An increase in programming and copyright costs of $15.5 million or 9.5%, primarily associated with (i) growth in digital cable services at VTR and (ii) increased rates at Liberty Puerto Rico;

•

An increase in interconnect and access costs of $13.4 million or 21.3%, due primarily to (i) higher costs associated with VTR Wireless, primarily attributable to (a) the impact of the May 2012 launch of mobile services and (b) the initiation of minimum payments under a roaming agreement during the first quarter of 2012, and (ii) higher costs associated with VTR GlobalCom’s broadband internet services, as the impact of higher traffic was only partially offset by lower average rates;

•

An increase in facilities expenses of $10.5 million, due primarily to higher site and tower rental costs incurred by VTR Wireless, including $1.9 million of fees incurred in connection with the termination of certain leases;

•	A decrease in personnel costs of $6.2 million or 10.4%, primarily related to lower bonus costs at VTR GlobalCom; and

•

An increase in outsourced labor and professional fees of $5.3 million or 15.8%, resulting from the net effect of (i) increased costs associated with VTR Wireless’ network operating center and (ii) a decrease in VTR GlobalCom’s customer-facing activities.

SG&A Expenses of our Reportable Segments

SG&A expenses — 2013 compared to 2012

	Year ended December 31,		Increase (decrease)		Organic increase (decrease)
	2013	2012	$	%	%
		in millions
Liberty Global Group:
European Operations Division:
U.K. (Virgin Media) (a)	$465.2	$—	$465.2	N.M.	N.M.
Germany (Unitymedia KabelBW)	386.6	398.4	(11.8)	(3.0)	(5.9)
Belgium (Telenet)	260.7	242.8	17.9	7.4	4.0
The Netherlands	144.5	137.5	7.0	5.1	1.6
Switzerland	188.1	182.1	6.0	3.3	2.1
Other Western Europe	118.9	117.1	1.8	1.5	(1.4)

Total Western Europe	1,564.0	1,077.9	486.1	45.1	(3.1)
Central and Eastern Europe	154.3	142.2	12.1	8.5	6.1
Central and other	202.2	174.4	27.8	15.9	11.8

Total European Operations Division	1,920.5	1,394.5	526.0	37.7	(0.3)
Corporate and other	188.6	157.5	31.1	19.7	18.4
Intersegment eliminations	(1.2)	(3.7)	2.5	N.M.	N.M.

Total Liberty Global Group	2,107.9	1,548.3	559.6	36.1	1.7

LiLAC Group:
LiLAC Division:
Chile (VTR)	170.8	184.0	(13.2)	(7.2)	(5.7)
Liberty Puerto Rico (b)	47.3	24.3	23.0	94.7	(6.2)

Total LiLAC Division	218.1	208.3	9.8	4.7	(5.7)
Corporate and other (c)	1.9	2.1	(0.2)	(9.5)	(9.5)

Total LiLAC Group (b)	220.0	210.4	9.6	4.6	(5.8)

Total SG&A expenses excluding share-based compensation expense	2,327.9	1,758.7	569.2	32.4	0.8

Share-based compensation expense	288.6	101.6	187.0	184.1

Total	$2,616.5	$1,860.3	$756.2	40.6

(a)	The amount presented for 2013 reflects the post-acquisition SG&A expenses of Virgin Media from June 8, 2013 through December 31, 2013.

(b)

As further described under Material Changes in Results of Operations above, the organic increase in Liberty Puerto Rico’s SG&A expenses is impacted by the organic decrease in OneLink’s SG&A expenses. Excluding the impact of OneLink, (i) the organic increase in Liberty Puerto Rico’s SG&A expenses would have been 12.5% during 2013, as compared to 2012, and (ii) the organic decrease in the LiLAC Group’s SG&A expenses would have been 4.1% during 2013, as compared to 2012.

(c)

Represents the LiLAC Corporate Costs, as defined in note 1 of the December 31, 2013 attributed financial information. For additional information, see note 5 of the December 31, 2013 attributed financial information.

N.M. — Not Meaningful.

General. SG&A expenses include human resources, information technology, general services, management, finance, legal and sales and marketing costs, share-based compensation and other general expenses. We do not include share-based compensation in the following discussion and analysis of the SG&A expenses of our reportable segments as share-based compensation expense is not included in the performance measures of our reportable segments. Share-based compensation expense is discussed under Discussion and Analysis of Our Consolidated Operating Results below. As noted under Operating Expenses of our Reportable Segments above, we are subject to inflationary pressures with respect to our labor and other costs and foreign currency exchange risk with respect to non-functional currency expenses.

European Operations Division. The European Operations Division’s SG&A expenses (exclusive of share-based compensation expense) increased $526.0 million or 37.7% during 2013, as compared to 2012. This increase includes $491.4 million attributable to the impact of the Virgin Media Acquisition and other less significant acquisitions. Excluding the effects of acquisitions and FX, the European Operations Division’s SG&A expenses decreased $4.0 million or 0.3%. This decrease includes the following factors:

•

A decrease in sales and marketing costs of $43.6 million or 8.6%, due primarily to (i) lower costs associated with advertising campaigns and rebranding, primarily in the U.K., Germany, and the European Operations Division’s central operations, and (ii) lower third-party sales commissions, primarily in the Netherlands, Switzerland, Hungary, Austria and the Czech Republic;

•

An increase in personnel costs of $22.7 million or 4.3%, due largely to (i) increased staffing levels, primarily in Belgium, Switzerland, Germany, Hungary and the European Operations Division’s central operations, (ii) annual wage increases, primarily in the Netherlands, the European Operations Division’s central operations, Belgium, Germany and Switzerland, and (iii) higher costs of $1.4 million due to the favorable reassessment of certain post-employment benefit obligations during the third quarter of 2012 in Belgium;

•

An increase in information technology-related expenses of $17.4 million or 26.8%, due primarily to (i) higher software and other information technology-related maintenance costs, primarily in the European Operations Division’s central operations, Hungary and Germany and (ii) costs incurred in connection with the migration of operating systems in Germany;

•	An increase in facilities expenses of $8.4 million, due largely to higher rental expense in Germany and the European Operations Division’s central operations;

•

An increase in outsourced labor and professional fees of $8.3 million or 8.5%, due largely to the net effect of (i) higher consulting costs associated with certain strategic initiatives in Belgium, the European Operations Division’s central operations and the Netherlands, and (ii) a decrease in consulting costs in Germany, primarily associated with integration activities during 2012 related to the KBW Acquisition; and

•	A net decrease resulting from individually insignificant changes in other SG&A expense categories.

LiLAC Division. The LiLAC Division’s SG&A expenses (exclusive of share-based compensation expense) increased $9.8 million or 4.7% during 2013, as compared to 2012. This increase includes $24.5 million attributable to the impact of the Puerto Rico Transaction. Excluding the effects of FX and the Puerto Rico Transaction, the LiLAC Division’s SG&A expenses decreased $11.9 million or 5.7%. This decrease is primarily attributable to the following factors:

•

A decrease in sales and marketing costs of $9.7 million or 15.2%, primarily due to (i) lower advertising costs at each of VTR Wireless and VTR GlobalCom and (ii) lower marketing costs at Liberty Puerto Rico;

•

A decrease in outsourced labor and professional fees of $3.9 million or 21.8%, primarily due to the net effect of (i) a decrease in fees associated with integration activities at Liberty Puerto Rico and (ii) higher fees associated with legal proceedings at Liberty Puerto Rico;

•

An increase in personnel costs of $3.8 million or 5.5%, primarily attributable to the net effect of (i) an increase at VTR GlobalCom, due primarily to (a) higher bonus accruals, (b) a combination of increased staffing levels and higher salaries and (c) higher severance, (ii) a decrease at VTR Wireless, due primarily to lower staffing levels and bonus accruals, and (iii) an increase at Liberty Puerto Rico, due primarily to increased staffing levels and higher commissions; and

•

A decrease in facilities expenses of $1.3 million or 4.0%, primarily attributable to the net effect of (i) a decrease at VTR GlobalCom, due primarily to (a) lower rental costs and (b) lower insurance expenses, and (ii) a decrease at VTR Wireless, as the discounted fair value of all remaining payments due under certain facilities-related contracts were included in the restructuring charges recorded by VTR Wireless during the third and fourth quarters of 2013, as further described in note 8 to our December 31, 2013 consolidated financial statements.

SG&A expenses — 2012 compared to 2011

	Year ended December 31,		Increase (decrease)		Organic increase (decrease)
	2012	2011	$	%	%
		in millions
Liberty Global Group:
European Operations Division:
Germany (Unitymedia KabelBW)	$398.4	$265.8	$132.6	49.9	21.2
Belgium (Telenet)	242.8	246.6	(3.8)	(1.5)	6.3
The Netherlands	137.5	142.7	(5.2)	(3.6)	3.9
Switzerland	182.1	188.7	(6.6)	(3.5)	1.5
Other Western Europe	117.1	125.9	(8.8)	(7.0)	0.4

Total Western Europe	1,077.9	969.7	108.2	11.2	8.3
Central and Eastern Europe	142.2	139.3	2.9	2.1	4.5
Central and other	174.4	159.5	14.9	9.3	18.4

Total European Operations Division	1,394.5	1,268.5	126.0	9.9	9.2
Corporate and other	157.5	140.9	16.6	11.8	16.8
Intersegment eliminations	(3.7)	(1.9)	(1.8)	N.M.	N.M.

Total Liberty Global Group	1,548.3	1,407.5	140.8	10.0	9.8

LiLAC Group:
LiLAC Division:
Chile (VTR)	184.0	166.6	17.4	10.4	11.1
Liberty Puerto Rico	24.3	18.3	6.0	32.8	(3.8)

Total LiLAC Division	208.3	184.9	23.4	12.7	9.6
Corporate and other (a)	2.1	1.5	0.6	40.0	40.0

Total LiLAC Group	210.4	186.4	24.0	12.9	9.9

Total SG&A expenses excluding share-based compensation expense	1,758.7	1,593.9	164.8	10.3	10.0

Share-based compensation expense	101.6	114.3	(12.7)	(11.1)

Total	$1,860.3	$1,708.2	$152.1	8.9

(a)

Represents the LiLAC Corporate Costs, as defined in note 1 of the December 31, 2013 attributed financial information. For additional information, see note 5 of the December 31, 2013 attributed financial information.

N.M. — Not Meaningful.

European Operations Division. The European Operations Division’s SG&A expenses (exclusive of share-based compensation expense) increased $126.0 million or 9.9% during 2012, as compared to 2011. This increase includes $121.2 million attributable to the impact of acquisitions. Excluding the effects of acquisitions and FX, the European Operations Division’s SG&A expenses increased $116.3 million or 9.2%. This increase includes the following factors:

•

An increase in sales and marketing costs of $48.6 million or 10.8%, largely due to (i) higher third-party sales commissions in Germany and Belgium, (ii) increased costs associated with rebranding and other advertising campaigns in Germany, (iii) higher marketing costs in connection with promotional and operational initiatives in Belgium and (iv) increased sales call center costs in Belgium. The increase in third-party sales commissions and sales call center costs in Belgium is mostly related to (a) increased sales of mobile services and (b) the aforementioned campaign to retain customers following the move of channels from the analog to the basic digital channel package. Lower sales and marketing costs in Austria, the Czech Republic and Switzerland, partially offset the increased costs in Germany and Belgium;

•

An increase in personnel costs of $37.2 million or 7.3%, due largely to the net effect of (i) increased staffing levels in the European Operations Division’s central operations due largely to increased numbers of strategic initiatives, (ii) annual wage increases, predominantly in Belgium, the Netherlands, the European Operations Division’s central operations, Germany and Switzerland, (iii) lower costs of $1.6 million in Belgium due to the reassessment of certain post-employment benefit obligations during the third quarter of 2012 and (iv) lower bonus costs in Belgium. The increase in personnel costs also includes the impact of a new employee wage tax in the Netherlands. This new employee wage tax, which was authorized in September 2012, is based on wages for the year ended December 31, 2012;

•

An increase in facilities expenses of $8.5 million or 9.0%, due primarily to increases in costs related to the rental of office space in Germany, the European Operations Division’s central operations and the Netherlands;

•

An increase of $7.6 million in delivery and postage costs, including higher costs associated with (i) the delivery of mobile handsets to retail locations in Belgium, (ii) the delivery of customer premises equipment to retail locations in Germany and (iii) postage for customer communications in Switzerland; and

•

A decrease in outsourced labor and professional fees of $6.4 million or 6.2%, due primarily to the net effect of (i) a decrease in consulting costs associated with strategic and regulatory initiatives in Belgium, (ii) an increase in consulting costs incurred in Germany, primarily associated with integration activities related to the KBW Acquisition, and (iii) an increase in consulting costs incurred by the European Operations Division’s central operations in connection with the European Operations Division’s mobile and other strategic initiatives.

LiLAC Division. The LiLAC Division’s SG&A expenses (exclusive of share-based compensation expense) increased $23.4 million or 12.7% during 2012, as compared to 2011. This increase includes $6.7 million attributable to the impact of the Puerto Rico Transaction. Excluding the effects of the Puerto Rico Transaction and FX, the LiLAC Division’s SG&A expenses increased $17.7 million or 9.6%. This increase includes the following factors:

•

An increase in sales and marketing costs of $8.9 million or 16.2%, due primarily to the net effect of (i) higher third-party sales commissions, (ii) increased advertising campaigns at VTR Wireless, primarily associated with the launch of mobile services in May 2012, and (iii) decreased advertising campaigns at VTR GlobalCom. The higher sales commissions are primarily attributable to (a) an increase at VTR GlobalCom, due primarily to a higher proportion of sales generated by third-party dealers, and (b) an increase at VTR Wireless, due primarily to higher sales volumes resulting from the May 2012 launch of mobile services;

•

An increase in facilities expenses of $6.4 million or 23.7%, due primarily to higher rental and related costs associated with (i) an increase in retail space used by VTR Wireless and (ii) an increase in office and other space used by VTR GlobalCom; and

•

An increase in personnel costs of $0.8 million or 1.3%, resulting from the net effect of (i) higher staffing levels and other personnel costs at VTR Wireless and (ii) lower bonus costs and, to a lesser degree, lower staffing levels at VTR GlobalCom.

Operating Cash Flow of our Reportable Segments

Operating cash flow is the primary measure used by our chief operating decision maker to evaluate segment operating performance. As we use the term, operating cash flow is defined as revenue less operating and SG&A expenses (excluding share-based compensation, depreciation and amortization, provisions and provision releases related to significant litigation, and impairment, restructuring and other operating items). For additional information concerning this performance measure and for a reconciliation of total segment operating cash flow to our loss from continuing operations before income taxes, see note 17 to our December 31, 2013 consolidated financial statements.

Operating Cash Flow — 2013 compared to 2012

	Year ended December 31,		Increase (decrease)		Organic increase (decrease)
	2013	2012	$	%	%
	in millions
Liberty Global Group:
European Operations Division:
U.K. (Virgin Media) (a)	$1,524.9	$—	$1,524.9	N.M.	N.M.
Germany (Unitymedia KabelBW)	1,541.1	1,364.3	176.8	13.0	9.3
Belgium (Telenet)	1,049.4	940.7	108.7	11.6	8.0
The Netherlands	721.7	737.1	(15.4)	(2.1)	(5.3)
Switzerland	778.3	717.9	60.4	8.4	7.0
Other Western Europe	445.3	407.7	37.6	9.2	5.7

Total Western Europe	6,060.7	4,167.7	1,893.0	45.4	6.2
Central and Eastern Europe	548.5	555.1	(6.6)	(1.2)	(3.1)
Central and other	(203.1)	(161.6)	(41.5)	(25.7)	(20.6)

Total European Operations Division	6,406.1	4,561.2	1,844.9	40.4	4.5
Corporate and other	(169.2)	(133.9)	(35.3)	(26.4)	N.M.
Intersegment eliminations	44.8	38.6	6.2	N.M.	N.M.

Total Liberty Global Group	6,281.7	4,465.9	1,815.8	40.7	3.9

LiLAC Group:
LiLAC Division:
Chile (VTR)	353.6	314.2	39.4	12.5	14.9
Liberty Puerto Rico (b)	107.3	52.9	54.4	102.8	16.8

Total LiLAC Division	460.9	367.1	93.8	25.6	15.2
Corporate and other (c)	(1.9)	(2.1)	0.2	9.5	N.M.

Total LiLAC Group (b)	459.0	365.0	94.0	25.8	15.3

Total	$6,740.7	$4,830.9	$1,909.8	39.5	4.9

(a)	The amount presented for 2013 reflects the post-acquisition operating cash flow of Virgin Media from June 8, 2013 through December 31, 2013.

(b)

As further described under Material Changes in Results of Operations above, the organic increase in Liberty Puerto Rico’s operating cash flow is impacted by the organic decrease in OneLink’s operating cash flow. Excluding the impact of OneLink, (i) the organic increase in Liberty Puerto Rico’s operating cash flow would have been 0.4% during 2013, as compared to 2012, and (ii) the organic increase in the LiLAC Group’s operating cash flow would have been 13.1% during 2013, as compared to 2012.

(c)

Represents the LiLAC Corporate Costs, as defined in note 1 to our December 31, 2013 attributed financial information. For additional information, see note 5 to our December 31, 2013 attributed financial information.

N.M. — Not Meaningful.

Operating Cash Flow — 2012 compared to 2011

	Year ended December 31,		Increase (decrease)		Organic increase (decrease)
	2012	2011	$	%	%
	in millions
Liberty Global Group:
European Operations Division:
Germany (Unitymedia KabelBW)	$1,364.3	$863.7	$500.6	58.0	11.4
Belgium (Telenet)	940.7	967.0	(26.3)	(2.7)	5.4
The Netherlands	737.1	755.3	(18.2)	(2.4)	5.6
Switzerland	717.9	721.9	(4.0)	(0.6)	5.1
Other Western Europe	407.7	418.7	(11.0)	(2.6)	5.4

Total Western Europe	4,167.7	3,726.6	441.1	11.8	6.8
Central and Eastern Europe	555.1	548.0	7.1	1.3	0.6
Central and other	(161.6)	(140.5)	(21.1)	(15.0)	(25.3)

Total European Operations Division	4,561.2	4,134.1	427.1	10.3	5.3
Corporate and other	(133.9)	(113.7)	(20.2)	(17.8)	N.M.
Intersegment eliminations	38.6	39.1	(0.5)	N.M.	N.M.

Total Liberty Global Group	4,465.9	4,059.5	406.4	10.0	4.9

LiLAC Group:
LiLAC Division:
Chile (VTR)	314.2	341.2	(27.0)	(7.9)	(7.3)
Liberty Puerto Rico	52.9	41.4	11.5	27.8	11.6

Total LiLAC Division	367.1	382.6	(15.5)	(4.1)	(5.3)
Corporate and other (a)	(2.1)	(1.5)	(0.6)	(40.0)	N.M.

Total LiLAC Group	365.0	381.1	(16.1)	(4.2)	(5.5)

Total	$4,830.9	$4,440.6	$390.3	8.8	4.0

(a)

Represents the LiLAC Corporate Costs, as defined in note 1 to our December 31, 2013 attributed financial information. For additional information, see note 5 to our December 31, 2013 attributed financial information.

N.M. — Not Meaningful.

Operating Cash Flow Margin — 2013, 2012 and 2011

The following table sets forth the operating cash flow margins (operating cash flow divided by revenue) of each of our reportable segments:

	Year ended December 31,
	2013	2012	2011
		%

European Operations Division:
U.K. (Virgin Media)	41.7	N.M.	N.M.
Germany (Unitymedia KabelBW)	60.2	59.0	59.6
Belgium (Telenet)	48.0	49.0	50.4
The Netherlands	58.1	60.0	59.3
Switzerland	58.4	57.0	56.3
Other Western Europe	49.5	48.1	46.9

Total Western Europe	51.1	55.1	54.7
Central and Eastern Europe	48.1	49.8	48.8

Total European Operations Division	48.7	51.8	51.3

LiLAC Division:
Chile (VTR)	35.7	33.4	38.4
Liberty Puerto Rico	36.1	36.4	35.6

Total LiLAC Division	35.8	33.8	38.1

N.M. — Not Meaningful.

With the exception of Telenet, the Netherlands and Central and Eastern Europe, the operating cash flow margins of our reportable segments improved during 2013, as compared to 2012. The decline in Telenet’s operating cash flow margin is primarily due to (i) increased interconnect and other costs associated with the expansion of Telenet’s mobile business, (ii) the net negative impact of certain favorable nonrecurring items recorded by Telenet in 2012, as described under the Telenet (revenue) and European Operations Division (operating and SG&A expenses) sections of our Discussion and Analysis of our Reportable Segments above, and (iii) a decrease in revenue associated with changes in how Telenet recognizes certain up-front fees. The Netherlands is experiencing significant competition from the incumbent telecommunications operator, who is overbuilding our network in the Netherlands using FTTx and advanced DSL technologies. As a result, the Netherlands experienced a decline in revenue in 2013, which resulted in a lower operating cash flow margin during 2013, as compared to 2012. We believe the Netherlands will be challenged to maintain its current operating cash flow margin in future periods. In Central and Eastern Europe, competitive, economic and other factors contributed to the decline in the operating cash flow margin. In addition, the operating cash flow margin of the European Operations Division during 2013 was negatively impacted by (i) the inclusion of the relatively lower operating cash flow margin of Virgin Media from June 8, 2013 through December 31, 2013 and (ii) an increase in the operating cash flow deficit of the European Operations Division’s central and other category, which is primarily attributable to higher personnel and consulting costs, due in part to increased levels of strategic initiatives.

The increase in VTR’s operating cash flow margin during 2013, as compared to 2012, reflects lower advertising costs at each of VTR Wireless and VTR GlobalCom and the improvement in the incremental operating cash flow deficit of VTR Wireless. The incremental operating cash flow deficit of VTR Wireless during 2013 and 2012 was $63.1 million and $83.0 million, respectively.

The operating cash flow margin of the European Operations Division improved during 2012, as compared to 2011, as most of the cash flow margins of the European Operations Division’s operating segments improved or remained relatively unchanged. The operating cash flow margin of the European Operations Division was negatively impacted by an increase in the operating cash flow deficit of the European Operations Division’s central and other category, which increase is primarily attributable to higher personnel and consulting costs, due in part to increased levels of strategic initiatives. The decrease in Germany’s operating cash flow margin is attributable to the net effect of (i) the positive impact of the inclusion of KBW during 2012, (ii) higher customer care, sales and marketing and programming costs and (iii) integration costs associated with the KBW Acquisition. In Belgium, the decline in Telenet’s operating cash flow margin is primarily due to the net effect of (i) the expansion of lower margin mobile services, (ii) the net positive impact of certain nonrecurring items, as described under the Telenet (revenue) and European Operations Division (operating and SG&A expenses) sections of our Discussion and Analysis of our Reportable Segments above, and (iii) higher programming costs. The increase in programming costs is largely attributable to Telenet’s third quarter 2011 acquisition of the rights to broadcast certain Belgian football (soccer) matches, as further described under Operating Expenses of our Reportable Segments above. The increases in the operating cash flow margins for the remaining segments of the European Operations Division generally represent the net impact of improved operational leverage, resulting from revenue growth that more than offset the accompanying increases in operating and SG&A expenses, and competitive and economic factors.

In the case of VTR, the decrease in the operating cash flow margin during 2012, as compared to 2011, is attributable to an increase in the incremental operating cash flow deficit of VTR Wireless that was only partially offset by an improvement in the operating cash flow margin of VTR GlobalCom. The incremental operating cash flow deficit of VTR Wireless during 2012 and 2011 was $83.0 million and $31.0 million, respectively.

For additional discussion of the factors contributing to the changes in the operating cash flow margins of our reportable segments, see the above analyses of the revenue, operating expenses and SG&A expenses of our reportable segments.

We expect that the 2014 operating cash flow margin of (i) the European Operations Division will remain relatively unchanged and (ii) the LiLAC Group will increase, each as compared to 2013. In the European Operations Division, we expect that modest improvements in the operating cash flow margins in the U.K. and Germany will be offset by modest declines in the operating cash flow margins in the Netherlands and Switzerland. As discussed under Discussion and Analysis of our Reportable Segments — General above, most of our broadband communications operations are experiencing significant competition. Sustained or increased competition, particularly in combination with unfavorable regulatory, economic or political developments, could adversely impact the operating cash flow margins of our reportable segments.

Discussion and Analysis of our Consolidated Operating Results

General

For more detailed explanations of the changes in our revenue, operating expenses and SG&A expenses, see the Discussion and Analysis of our Reportable Segments above.

2013 compared to 2012

Revenue

Our revenue by major category is set forth below:

	Year ended December 31,		Increase		Organic increase (decrease)
	2013	2012	$	%	%
	in millions
Subscription revenue (a):
Video	$5,724.1	$4,637.6	$1,086.5	23.4	0.6
Broadband internet (b)	3,536.6	2,407.0	1,129.6	46.9	10.6
Fixed-line telephony (b)	2,505.3	1,518.9	986.4	64.9	4.3

Cable subscription revenue	11,766.0	8,563.5	3,202.5	37.4	4.0
Mobile (c)	669.9	131.5	538.4	409.4	102.1

Total subscription revenue	12,435.9	8,695.0	3,740.9	43.0	5.5
B2B revenue (d)	992.2	467.9	524.3	112.1	(1.5)
Other revenue (b)(e)	1,046.1	767.9	278.2	36.2	3.9

Total revenue	$14,474.2	$9,930.8	$4,543.4	45.8	5.1

(a)

Subscription revenue includes amounts received from subscribers for ongoing services, excluding installation fees and late fees. Subscription revenue from subscribers who purchase bundled services at a discounted rate is generally allocated proportionally to each service based on the standalone price for each individual service.

(b)

In connection with the Virgin Media Acquisition, we determined that we would no longer externally report DSL subscribers as RGUs. Accordingly, we have reclassified the revenue from our DSL subscribers in Austria from broadband internet and fixed-line telephony subscription revenue to other revenue for all periods presented.

(c)

Mobile subscription revenue excludes $175.2 million and $35.1 million, respectively, of mobile interconnect revenue. Mobile interconnect revenue and revenue from mobile handset sales are included in other revenue.

(d)

These amounts include B2B revenue from business broadband internet, video, voice, wireless and data services offered to medium to large enterprises and, on a wholesale basis, to other operators. We also provide services to certain SOHO subscribers. SOHO subscribers pay a premium price to receive enhanced service levels along with video, broadband internet or fixed-line telephony services that are the same or similar to the mass marketed products offered to our residential subscribers. Revenue from SOHO subscribers, which aggregated $147.2 million and $59.7 million, respectively, is included in cable subscription revenue.

(e)	Other revenue includes, among other items, interconnect, installation and carriage fee revenue.

Total revenue. Our consolidated revenue increased $4,543.4 million during 2013, as compared to 2012. This increase includes $3,804.7 million attributable to the impact of acquisitions. Excluding the effects of acquisitions and FX, total consolidated revenue increased $504.2 million or 5.1%.

Subscription revenue. The details of the increase in our consolidated subscription revenue for 2013, as compared to 2012, are as follows (in millions):

Increase in cable subscription revenue due to change in:
Average number of RGUs	$350.4
ARPU	(3.8)

Total increase in cable subscription revenue	346.6
Increase in mobile revenue	134.3

Total organic increase in subscription revenue	480.9
Impact of acquisitions	3,053.5
Impact of FX	206.5

Total	$3,740.9

Excluding the effects of acquisitions and FX, our consolidated cable subscription revenue increased $346.6 million or 4.0% during 2013, as compared to 2012. This increase is attributable to (i) an increase in subscription revenue from broadband internet services of $255.0 million or 10.6%, due to an increase in the average number of broadband internet RGUs and higher ARPU from broadband internet services, (ii) an increase in subscription revenue from fixed-line telephony services of $65.3 million or 4.3%, as the impact of an increase in the average number of fixed-line telephony RGUs was only partially offset by lower ARPU from fixed-line telephony services, and (iii) an increase in subscription revenue from video services of $26.3 million or 0.6%, as the impact of higher ARPU from video services was only partially offset by a decline in the average number of video RGUs. Our consolidated mobile subscription revenue increased $134.3 million or 102.1% during 2013, as compared to 2012, primarily in Belgium and, to a lesser extent, Chile, Germany and the U.K.

B2B revenue. Excluding the effects of acquisitions and FX, our consolidated B2B revenue decreased $6.9 million or 1.5% during 2013, as compared to 2012. This decrease is primarily due to the net effect of (i) decreases in the Netherlands, Belgium, Switzerland and Austria and (ii) an increase in Germany.

Other revenue. Excluding the effects of acquisitions and FX, our consolidated other revenue increased $30.2 million or 3.9% during 2013, as compared to 2012. This increase is primarily attributable to the net effect of (i) higher interconnect and installation revenue in Belgium and (ii) a decrease in carriage fee revenue in Germany.

For additional information concerning the changes in our subscription and other revenue, see Discussion and Analysis of our Reportable Segments — Revenue — 2013 compared to 2012 above.

Supplemental revenue information

Our revenue by major category for the Liberty Global Group is set forth below:

	Year ended December 31,		Increase		Organic increase (decrease)
	2013	2012	$	%	%
	in millions
Liberty Global Group:
Subscription revenue:
Video	$5,162.7	$4,169.0	$993.7	23.8	0.2
Broadband internet	3,151.7	2,097.2	1,054.5	50.3	10.2
Fixed-line telephony	2,287.2	1,314.3	972.9	74.0	4.7

Cable subscription revenue	10,601.6	7,580.5	3,021.1	39.9	3.8
Mobile	649.2	120.5	528.7	438.8	102.9

Total subscription revenue	11,250.8	7,701.0	3,549.8	46.1	5.3
B2B revenue	989.8	466.3	523.5	112.3	(1.5)
Other revenue	946.1	678.7	267.4	39.4	3.9

Total Liberty Global Group	$13,186.7	$8,846.0	$4,340.7	49.1	4.8

Our revenue by major category for the LiLAC Group is set forth below:

	Year ended December 31,		Increase		Organic increase
	2013	2012	$	%	%
	in millions
LiLAC Group:
Subscription revenue:
Video	$561.4	$468.6	$92.8	19.8	3.8
Broadband internet	384.9	309.8	75.1	24.2	13.0
Fixed-line telephony	218.1	204.6	13.5	6.6	2.0

Cable subscription revenue	1,164.4	983.0	181.4	18.5	6.3
Mobile	20.7	11.0	9.7	88.2	92.7

Total subscription revenue	1,185.1	994.0	191.1	19.2	7.3
Other revenue	103.7	92.1	11.6	12.6	4.0

Total LiLAC Group revenue	$1,288.8	$1,086.1	$202.7	18.7	7.0

Operating expenses

Our operating expenses increased $2,068.0 million during 2013, as compared to 2012. This increase includes $1,735.2 million attributable to the impact of acquisitions. Our operating expenses include share-based compensation expense, which increased $3.6 million during 2013. For additional information, see the discussion following SG&A expenses below. Excluding the effects of acquisitions, FX and share-based compensation expense, our operating expenses increased $250.1 million or 7.5% during 2013, as compared to 2012. This increase primarily is attributable to a net increase in (i) programming and copyright costs, (ii) interconnect costs, primarily in Belgium, (iii) outsourced labor and professional fees, (iv) personnel costs and (v) network-related expenses. For additional information regarding the changes in our operating expenses, see Discussion and Analysis of our Reportable Segments — Operating Expenses of our Reportable Segments above.

SG&A expenses

Our SG&A expenses increased $756.2 million during 2013, as compared to 2012. This increase includes $516.7 million attributable to the impact of acquisitions. Our SG&A expenses include share-based compensation expense, which increased $187.0 million during 2013. For additional information, see the discussion in the following paragraph. Excluding the effects of acquisitions, FX and share-based compensation expense, our SG&A expenses increased $13.5 million or 0.8% during 2013, as compared to 2012. This increase is primarily attributable to the net effect of (i) a decrease in sales and marketing costs, (ii) an increase in personnel costs, (iii) an increase in information technology-related expenses and (iv) an increase in integration costs, due primarily to costs incurred during 2013 by our corporate offices in connection with the integration of Virgin Media. In addition, during 2013, we incurred $8.1 million of legal and consulting fees associated with certain litigation in Puerto Rico, of which $6.7 million is included in the acquisition effect that we exclude to arrive at the organic increase in SG&A expenses. For additional information regarding the changes in our SG&A expenses, see Discussion and Analysis of our Reportable Segments — SG&A Expenses of our Reportable Segments above.

Share-based compensation expense (included in operating and SG&A expenses)

We record share-based compensation that is associated with Liberty Global shares and the shares of certain of our subsidiaries. A summary of the aggregate share-based compensation expense that is included in our operating and SG&A expenses is set forth below:

	Year ended December 31,
	2013	2012
	in millions
Liberty Global shares:
Performance-based incentive awards (a)	$58.6	$33.0
Other share-based incentive awards	182.9	46.0

Total Liberty Global shares (b)	241.5	79.0
Telenet share-based incentive awards (c)	56.5	31.2
Other	4.5	2.2

Total	$302.5	$112.4

Included in:
Operating expense:
Liberty Global Group	$10.8	$8.0
LiLAC Group	1.3	0.5

Total operating expense	12.1	8.5

SG&A expense:
Liberty Global Group	283.5	98.2
LiLAC Group	5.1	3.4

Total SG&A expense	288.6	101.6

Total	$300.7	$110.1

(a)	Includes share-based compensation expense related to Liberty Global PSUs for both years presented and the Challenge Performance Awards for the applicable 2013 period.

(b)

In accordance with the terms of the Virgin Media Merger Agreement, we issued Virgin Media Replacement Awards to employees and former directors of Virgin Media in exchange for corresponding Virgin Media awards. In connection with the Virgin Media Acquisition, the Virgin Media Replacement Awards were remeasured as of June 7, 2013, resulting in an aggregate estimated fair value attributable to the post-acquisition period of $188.5 million. During 2013, Virgin Media recorded share-based compensation expense of $134.3 million, primarily related to the Virgin Media Replacement Awards, including $80.1 million that was charged to expense in recognition of the Virgin Media Replacement Awards that were fully vested on June 7, 2013 or for which vesting was accelerated pursuant to the terms of the Virgin Media Merger Agreement on or prior to December 31, 2013. The remaining June 7, 2013 estimated fair value will be amortized over the remaining service periods of the unvested Virgin Media Replacement Awards, subject to forfeitures and the satisfaction of performance conditions.

(c)

During the second quarters of 2013 and 2012, Telenet modified the terms of certain of its share-based incentive plans to provide for anti-dilution adjustments in connection with its shareholder returns, as further described in note 11 to our December 31, 2013 consolidated financial statements. In connection with these anti-dilution adjustments, Telenet recognized share-based compensation expense of $32.7 million and $12.6 million, respectively, and continues to recognize additional share-based compensation expense as the underlying options vest. In addition, during the first quarter of 2013, Telenet recognized expense of $6.2 million related to the accelerated vesting of options granted under the Telenet 2010 SSOP.

For additional information concerning our share-based compensation, see note 12 to our December 31, 2013 consolidated financial statements.

Depreciation and amortization expense

The details of our depreciation and amortization expense are as follows:

	Year ended December 31,		Increase
	2013	2012	$	%
	in millions
Liberty Global Group	$3,934.0	$2,440.4	$1,493.6	61.2
LiLAC Group	342.4	221.1	121.3	54.9

Total	$4,276.4	$2,661.5	$1,614.9	60.7

Excluding the effects of FX, depreciation and amortization expense increased $1,555.0 million or 58.4%. This increase is due primarily to the net effect of (i) an increase associated with the Virgin Media Acquisition in Europe and the OneLink acquisition in Puerto Rico, (ii) an increase associated with property and equipment additions related to the installation of customer premises equipment, the expansion and upgrade of our networks and other capital initiatives, (iii) a decrease associated with certain assets becoming fully depreciated, largely in Belgium, Chile and Switzerland and (iv) an increase due to accelerated depreciation, primarily in Chile where the acceleration is due to a change in our mobile strategy, as further discussed in note 8 to our December 31, 2013 consolidated financial statements.

Release of litigation provision

During the third quarter of 2007, we recorded a litigation provision of $146.0 million based on our assessment at the time of our loss exposure with respect to the 2002 Cignal Action and the 2006 Cignal Action. As further described in note 16 to our December 31, 2013 consolidated financial statements, on October 25, 2013, we received what we consider to be the final resolution of the 2006 Cignal Action and the effective resolution of the 2002 Cignal Action. Accordingly, we released the entire $146.0 million provision related to this matter during the third quarter of 2013. The full amount of this provision release is attributed to the Liberty Global Group.

Impairment, restructuring and other operating items, net

The details of our impairment, restructuring and other operating items, net, are as follows:

	Year ended December 31,
	2013	2012
	in millions
Liberty Global Group	$210.2	$59.1
LiLAC Group	87.3	17.1

Total	$297.5	$76.2

The total amount for the 2013 period includes (i) restructuring charges of $178.7 million, (ii) direct acquisition and disposition costs of $64.7 million, primarily related to the Virgin Media Acquisition, (iii) an impairment charge of $73.0 million to reduce the carrying amount of Telenet’s spectrum rights related to Telenet’s determination that it would no longer be able to utilize its spectrum rights as a result of the conclusion of negotiations with network operators in Belgium and the absence of regulatory alternatives and (iv) a $20.0 million credit resulting from cash received from the Seller upon the settlement of certain claims related to the Puerto Rico Transaction, as further described in note 3 to our December 31, 2013 consolidated financial statements. The restructuring charges include (a) $84.9 million recorded by VTR Wireless during the third and fourth quarters of 2013 as a result of VTR Wireless’ decision to cease commercial use of its mobile network, as further described in note 8 to our December 31, 2013 consolidated financial statements, and (b) $80.0 million of employee severance and termination costs related to certain reorganization and integration activities, primarily in the U.K., Germany and Chile. The restructuring charges recorded by VTR Wireless include the discounted amount of (i) the remaining payments due under VTR Wireless’ tower and real estate operating leases of $71.5 million and (ii) certain other required payments associated with VTR Wireless’ mobile network. The total amount for the 2012 period includes (i) aggregate restructuring charges of $53.0 million, primarily associated with employee severance and termination costs related to certain reorganization activities, mainly in Germany, and (ii) $20.4 million of direct acquisition costs, primarily related to the Puerto Rico Transaction.

Telenet operates a DTT business that serves a limited number of subscribers. The DTT network is accessed by Telenet pursuant to third-party capacity contracts that are accounted for as operating agreements. During the fourth quarter of 2013, Telenet decided to discontinue the provision of DTT services. Once Telenet discontinues the provision of DTT services, which we currently estimate will occur in the first half of 2014, we expect to record a restructuring charge equal to the estimated net present value of the remaining payments due under the DTT capacity contracts. As of December 31, 2013, the remaining payments due under these capacity contracts aggregated €92.0 million ($126.9 million).

For additional information regarding our restructuring charges, see note 13 to our December 31, 2013 consolidated financial statements.

If, among other factors, (i) our equity values were to decline significantly or (ii) the adverse impacts of economic, competitive, regulatory or other factors were to cause our results of operations or cash flows to be worse than anticipated, we could conclude in future periods that impairment charges are required in order to reduce the carrying values of our goodwill, and to a lesser extent, other long-lived assets. Any such impairment charges could be significant.

Interest expense

The details of our interest expense are as follows:

	Year ended December 31,		Increase
	2013	2012	$	%
	in millions
Liberty Global Group	$2,226.9	$1,653.8	$573.1	34.7
LiLAC Group	81.5	41.9	39.6	94.5
Inter-group eliminations	(21.5)	(22.1)	0.6	2.7

Total	$2,286.9	$1,673.6	$613.3	36.6

Excluding the effects of FX, interest expense increased $568.8 million or 34.0%. This increase is primarily attributable to the net impact of (i) a higher average outstanding debt balance, due largely to debt incurred in connection with the Virgin Media Acquisition, and (ii) a lower weighted average interest rate. The decrease in our weighted average interest rate is primarily related to (a) the completion of certain financing transactions (including the financing transactions related to the Virgin Media Acquisition) that resulted in extended maturities and net decreases to certain of our interest rates and (b) decreases in certain of the base rates for our variable-rate indebtedness. For additional information regarding our outstanding indebtedness, see note 9 to our December 31, 2013 consolidated financial statements.

It is possible that (i) the interest rates on any new borrowings could be higher than the current interest rates on our existing indebtedness and (ii) the interest rates on our variable-rate indebtedness could increase in future periods. As further discussed in note 6 to our December 31, 2013 consolidated financial statements, we use derivative instruments to manage our interest rate risks.

Interest and dividend income

The details of our interest and dividend income are as follows:

	Year ended December 31,		Increase (decrease)
	2013	2012	$	%
	in millions
Liberty Global Group	$131.9	$61.2	$70.7	115.5
LiLAC Group	2.7	3.0	(0.3)	(10.0)
Inter-group eliminations	(21.5)	(22.1)	0.6	2.7

Total	$113.1	$42.1	$71.0	168.6

The increase in our interest and dividend income is primarily attributable to (i) higher dividend income related to our investment in shares of Ziggo (after taking into account the impact of the Ziggo Collar) that was only partially offset by lower dividend income related to our investment in shares of Sumitomo (before taking into account the impact of the Sumitomo Collar) and (ii) higher interest income due to the net effect of (a) higher average cash and cash equivalent and restricted cash balances and (b) lower weighted average interest rates earned on our cash and cash equivalent and restricted cash balances. For information regarding the Ziggo Collar and the Sumitomo Collar, see note 6 to our December 31, 2013 consolidated financial statements.

Realized and unrealized gains (losses) on derivative instruments, net

Our realized and unrealized gains or losses on derivative instruments include (i) unrealized changes in the fair values of our derivative instruments that are non-cash in nature until such time as the derivative contracts are fully or partially settled and (ii) realized gains or losses upon the full or partial settlement of the derivative contracts. The details of our realized and unrealized gains (losses) on derivative instruments, net, are as follows:

	Year ended December 31,
	2013	2012
	in millions
Continuing operations:
Cross-currency and interest rate derivative contracts
Liberty Global Group	$(600.2)	$(903.9)
LiLAC Group	13.7	(54.4)

Total cross-currency and interest rate derivative contracts (a)	(586.5)	(958.3)

Equity-related derivative instruments — Liberty Global Group:
Sumitomo Collar	(206.4)	(109.0)
Ziggo Collar	(152.5)	—
Other	(3.4)	—

Total equity-related derivative instruments (b)	(362.3)	(109.0)

Foreign currency forward contracts:
Liberty Global Group	(73.9)	(2.0)
LiLAC Group	1.0	(4.0)

Total foreign currency forward contracts (c)	(72.9)	(6.0)

Other	1.3	3.0

Total continuing operations	$(1,020.4)	$(1,070.3)

(a)

The loss during 2013 is primarily attributable to the net effect of (i) losses associated with increases in the values of the British pound sterling, euro and Swiss franc relative to the U.S. dollar, (ii) gains associated with increases in market interest rates in the British pound sterling, euro and Swiss franc markets, (iii) losses associated with increases in market interest rates in the U.S. dollar market, (iv) gains associated with decreases in the values of the Chilean peso, Czech koruna, Swiss franc, Polish zloty and Hungarian forint relative to the euro, and (v) gains associated with a decrease in the value of the Chilean peso relative to the U.S. dollar. In addition, the loss during 2013 includes a net gain of $15.3 million resulting from changes in our credit risk valuation adjustments. The loss during 2012 is primarily attributable to the net effect of (i) losses associated with decreases in market interest rates in the euro, Hungarian forint, Polish zloty, Swiss franc, and Czech koruna markets, (ii) losses associated with increases in the values of the Polish zloty, Hungarian forint, Chilean peso, Swiss franc, and Czech koruna relative to the euro, (iii) losses associated with increases in the values of the Chilean peso, euro and Swiss franc relative to the U.S. dollar and (iv) gains associated with decreases in market interest rates in the U.S. dollar market. In addition, the loss during 2012 includes a net loss of $57.3 million resulting from changes in our credit risk valuation adjustments.

(b)	For information concerning the factors that impact the valuations of our equity-related derivative instruments, see note 7 to our December 31, 2013 consolidated financial statements.

(c)

Primarily includes activity related to deal contingent foreign currency forward contracts that were settled in connection with the Virgin Media Acquisition and the foreign currency forward contracts of LGE Financing.

For additional information concerning our derivative instruments, see notes 6 and 7 to our December 31, 2013 consolidated financial statements.

Foreign currency transaction gains (losses), net

Our foreign currency transaction gains or losses primarily result from the remeasurement of monetary assets and liabilities that are denominated in currencies other than the underlying functional currency of the applicable entity. Unrealized foreign currency transaction gains or losses are computed based on period-end exchange rates and are non-cash in nature until such time as the amounts are settled. The details of our foreign currency transaction gains (losses), net, are as follows:

	Year ended December 31,
	2013	2012
	in millions
Liberty Global Group:
Intercompany payables and receivables denominated in a currency other than the entity’s functional currency (a)	$(261.8)	$191.1
U.S. dollar denominated debt issued by a British pound sterling functional currency entity	249.3	—
Yen denominated debt issued by a U.S. dollar functional currency entity	192.3	135.7
U.S. dollar denominated debt issued by euro functional currency entities	160.7	74.0
Cash and restricted cash denominated in a currency other than the entity’s functional currency	94.6	0.5
British pound sterling denominated debt issued by a U.S. dollar functional currency entity	(37.3)	—
Euro denominated debt issued by a U.S. dollar functional currency entity	(34.6)	—
Other	8.3	(4.6)

Total Liberty Global Group	371.5	396.7

LiLAC Group:
Intercompany payables and receivables denominated in a currency other than the entity’s functional currency (a)	(18.2)	38.2
Other	(4.0)	3.5

Total LiLAC Group	(22.2)	41.7

Total	$349.3	$438.4

(a)

Primarily relates to (i) loans between certain of our non-operating and operating subsidiaries in Europe, which generally are denominated in the currency of the applicable operating subsidiary, and (ii) loans between certain of our non-operating subsidiaries in the U.S., Europe and Chile.

Realized and unrealized gains (losses) due to changes in fair values of certain investments and debt, net

Our realized and unrealized gains or losses due to changes in fair values of certain investments and debt include unrealized gains or losses associated with changes in fair values that are non-cash in nature until such time as these gains or losses are realized through cash transactions. The details of our realized and unrealized gains (losses) due to changes in fair values of certain investments and debt, net, all of which are attributed to the Liberty Global Group, are as follows:

	Year ended December 31,
	2013	2012
	in millions
Investments (a):
Ziggo	$582.9	$—
Sumitomo	(6.8)	(38.2)
Other, net (b)	(52.0)	28.0

Total	$524.1	$(10.2)

(a)	For additional information regarding our investments and fair value measurements, see notes 5 and 7 to our December 31, 2013 consolidated financial statements.

(b)

The 2013 amount includes decreases in the fair values of our investments in Cyfra+ and O3B Networks Limited that are attributable to negative developments in the respective business plans of these entities. The 2012 amount primarily includes an increase in the fair value of our investment in Cyfra+.

Losses on debt modification, extinguishment and conversion, net

The details of our losses on debt modification, extinguishment and conversion, net, are as follows:

	Year ended December 31,
	2013	2012
	in millions
Liberty Global Group	$(212.2)	$(209.4)
LiLAC Group	—	(4.4)

Total	$(212.2)	$(213.8)

Losses on debt modification, extinguishment and conversion, net, during 2013 include the following:

•

aggregate losses of $112.5 million during the first and fourth quarters related to the redemption of all of Unitymedia KabelBW’s euro-denominated 8.125% senior secured notes, including (i) $75.0 million representing the difference between the principal amount and redemption price of the debt redeemed and (ii) $37.5 million associated with the write-off of deferred financing costs and an unamortized discount;

•

an $85.5 million loss during the first quarter, which includes (i) $35.6 million of aggregate redemption premiums related to the UPC Holding 8.0% Senior Notes and the UPC Holding 9.75% Senior Notes, (ii) the write-off of $24.5 million of unamortized discount related to the UPC Holding 9.75% Senior Notes, (iii) the write-off of $19.0 million of aggregate deferred financing costs associated with the UPC Holding 8.0% Senior Notes and the UPC Holding 9.75% Senior Notes and (iv) $6.4 million of aggregate interest incurred on the UPC Holding 8.0% Senior Notes and the UPC Holding 9.75% Senior Notes between the respective dates that we and the trustee were legally discharged; and

•

an $11.9 million loss during the second quarter in connection with the prepayment of amounts outstanding under certain facilities of the UPC Broadband Holding Bank Facility, including (i) $7.7 million of third-party costs and (ii) $4.2 million associated with the write-off of deferred financing costs and an unamortized discount.

Losses on debt modification, extinguishment and conversion, net, during 2012 include the following:

•

a $175.8 million loss during the fourth quarter associated with the redemption and repurchase of all of the 2009 UM Dollar Senior Secured Notes and a portion of the 2009 UM Euro Senior Secured Notes, including a loss of (i) $125.9 million representing the difference between the principal amount and redemption price of the debt redeemed and (ii) $49.4 million associated with the write-off of deferred financing costs and an unamortized discount;

•

a $16.3 million loss associated with the repayment of borrowings under the UPC Broadband Holding Bank Facility, including a $12.4 million loss during the fourth quarter associated with the write-off of deferred financing costs and an unamortized discount in connection with the prepayment of Facility AB;

•	a $10.2 million loss during the third quarter representing the difference between the carrying value and redemption price of the UM Senior Secured Floating-Rate Exchange Notes; and

•

a $7.0 million loss incurred by Unitymedia KabelBW associated with the Unitymedia KabelBW Exchange and the Special Optional Redemptions, including $5.6 million of third-party costs and a loss of $1.4 million representing the difference between the carrying value and redemption price of the debt redeemed pursuant to the Special Optional Redemptions.

For additional information concerning our losses on debt modification, extinguishment and conversion, net, see note 9 to our December 31, 2013 consolidated financial statements.

Income tax benefit (expense)

The details of our income tax benefit (expense) are as follows:

	Year ended December 31,
	2013	2012
	in millions
Liberty Global Group	$(369.1)	$(77.7)
LiLAC Group	13.6	2.7

Total	$(355.5)	$(75.0)

The income tax expense during 2013 differs from the expected income tax benefit of $121.1 million (based on the U.K. statutory income tax rate of 23%) due primarily to the negative impacts of (i) a reduction in net deferred tax assets in the U.K. due to enacted changes in tax law, (ii) certain permanent differences between the financial and tax accounting treatment of interest and other items, including $51.1 million related to the reversal of a litigation provision in the third quarter, as further described in note 16 to our December 31, 2013 consolidated financial statements, (iii) a loss of subsidiary tax attributes due to a deemed change in control related to the Virgin Media Acquisition and (iv) a net increase in valuation allowance. The negative impacts of these items were partially offset by the positive impacts of (i) statutory tax rates in certain jurisdictions in which we operate that are different than the U.K. statutory income tax rate and (ii) tax effect of intercompany financing.

The income tax expense during 2012 differs from the expected income tax benefit of $178.1 million (based on the U.S. federal 35% income tax rate) due primarily to the negative impacts of (i) a net increase in valuation allowances and (ii) certain permanent differences between the financial and tax accounting treatment of interest and other items.

For additional information concerning our income taxes, see note 10 to our December 31, 2013 consolidated financial statements.

Income (loss) from continuing operations

The details of our income (loss) from continuing operations are as follows:

	Year ended December 31,
	2013	2012
	in millions
Liberty Global Group	$(829.0)	$(646.1)
LiLAC Group	(53.0)	62.2

Total	$(882.0)	$(583.9)

Our losses from continuing operations during 2013 and 2012 include (i) operating income of $2,012.1 million and $1,983.1 million, respectively, (ii) net non-operating expenses of $2,538.6 million and $2,492.0 million, respectively, and (iii) income tax expense of $355.5 million and $75.0 million, respectively.

Gains or losses associated with (i) changes in the fair values of derivative instruments, (ii) movements in foreign currency exchange rates and (iii) the disposition of assets and changes in ownership are subject to a high degree of volatility, and as such, any gains from these sources do not represent a reliable source of income. In the absence of significant gains in the future from these sources or from other non-operating items, our ability to achieve earnings from continuing operations is largely dependent on our ability to increase our aggregate operating cash flow to a level that more than offsets the aggregate amount of our (a) share-based compensation expense, (b) depreciation and amortization, (c) impairment, restructuring and other operating items, net, (d) interest expense, (e) other net non-operating expenses and (f) income tax expenses.

Due largely to the fact that we seek to maintain our debt at levels that provide for attractive equity returns, as discussed under Liquidity and Capital Resources — Capitalization below, we expect that we will continue to report significant levels of interest expense for the foreseeable future. For information concerning the reasons for changes in specific line items in our consolidated statements of operations, see the discussion under Discussion and Analysis of our Reportable Segments and Discussion and Analysis of our Consolidated Operating Results above.

Discontinued operations

Our loss from discontinued operations of $23.7 million during 2013 relates to the operations of the Chellomedia Disposal Group and our earnings from discontinued operations of $47.1 million during 2012 relates to the operations of Austar and the Chellomedia Disposal Group. The Chellomedia Disposal Group and Austar are each attributed to the Liberty Global Group. In addition, we recognized an after-tax gain on the disposal of discontinued operations of $924.1 million during 2012 related to the May 23, 2012 completion of the Austar Transaction. For additional information, see note 4 to our December 31, 2013 consolidated financial statements.

Net loss (earnings) attributable to noncontrolling interests

The details of our net loss (earnings) attributable to noncontrolling interests are as follows:

	Year ended December 31,		Change
	2013	2012	$	%
		in millions
Liberty Global Group	$(72.1)	$(45.9)	$(26.2)	(57.1)
LiLAC Group	13.9	(18.6)	32.5	174.7

Total	$(58.2)	$(64.5)	$6.3	9.8

Net earnings or loss attributable to noncontrolling interests include the noncontrolling interests’ share of the results of our continuing and discontinued operations. Net earnings attributable to noncontrolling interests decreased during 2013, as compared to 2012, due primarily to the net impact of (i) an increase due to the net effect of (a) an improvement in the results of operations of Telenet and (b) the impact of a decrease in the noncontrolling interests’ share of Telenet’s results following the Telenet Tender, (ii) a decline in the results of VTR and (iii) a decrease associated with our May 2012 disposition of Austar.

2012 compared to 2011

Revenue

Our revenue by major category is set forth below:

	Year ended December 31,		Increase (decrease)		Organic increase
	2012	2011	$	%	%
		in millions
Subscription revenue (a):
Video	$4,637.6	$4,397.7	$239.9	5.5	2.1
Broadband internet (b)	2,407.0	2,203.4	203.6	9.2	9.2
Fixed-line telephony (b)	1,518.9	1,299.2	219.7	16.9	8.3

Cable subscription revenue	8,563.5	7,900.3	663.2	8.4	5.1
Mobile (c)	131.5	76.9	54.6	71.0	70.1

Total subscription revenue	8,695.0	7,977.2	717.8	9.0	5.7
B2B revenue (d)	467.9	495.0	(27.1)	(5.5)	0.4
Other revenue (b) (e)	767.9	646.1	121.8	18.9	11.9

Total	$9,930.8	$9,118.3	$812.5	8.9	5.9

(a)

Subscription revenue includes amounts received from subscribers for ongoing services, excluding installation fees and late fees. Subscription revenue from subscribers who purchase bundled services at a discounted rate is generally allocated proportionally to each service based on the standalone price for each individual service.

(b)

In connection with the Virgin Media Acquisition, we determined that we would no longer externally report DSL subscribers as RGUs. Accordingly, we have reclassified the revenue from our DSL subscribers in Austria from broadband internet and fixed-line telephony subscription revenue to other revenue for all periods presented.

(c)

Mobile subscription revenue excludes $35.1 million and $13.4 million, respectively, of mobile interconnect revenue. Mobile interconnect revenue and revenue from mobile handset sales are included in other revenue.

(d)

These amounts include B2B revenue from business broadband internet, video, voice, wireless and data services offered to medium to large enterprises and, on a wholesale basis, to other operators. We also provide services to certain SOHO subscribers. SOHO subscribers pay a premium price to receive enhanced service levels along with video, broadband internet or fixed-line telephony services that are the same or similar to the mass marketed products offered to our residential subscribers. Revenue from SOHO subscribers, which aggregated $59.7 million and $50.4 million, respectively, is included in cable subscription revenue.

(e)	Other revenue includes, among other items, interconnect, installation and carriage fee revenue.

Total revenue. Our consolidated revenue increased $812.5 million during 2012, as compared to 2011. This increase includes $997.5 million attributable to the impact of acquisitions. Excluding the effects of acquisitions and FX, total consolidated revenue increased $535.9 million or 5.9%.

Subscription revenue. The details of the increase in our consolidated subscription revenue for 2012, as compared to 2011, are as follows (in millions):

Increase in cable subscription revenue due to change in:
Average number of RGUs	$374.2
ARPU	28.9

Total increase in cable subscription revenue	403.1
Increase in mobile revenue	53.9

Total increase in subscription revenue	457.0
Impact of acquisitions	890.4
Impact of FX	(629.6)

Total	$717.8

Excluding the effects of acquisitions and FX, our consolidated cable subscription revenue increased $403.1 million or 5.1% during 2012, as compared to 2011. This increase is attributable to (i) an increase in subscription revenue from broadband internet services of $201.9 million or 9.2%, as the impact of an increase in the average number of broadband internet RGUs was only partially offset by lower ARPU from broadband internet services, (ii) an increase in subscription revenue from fixed-line telephony services of $108.2 million or 8.3%, as the impact of an increase in the average number of fixed-line telephony RGUs was only partially offset by lower ARPU from fixed-line telephony services and (iii) an increase in subscription revenue from video services of $93.0 million or 2.1%, as the impact of higher ARPU from video services was only partially offset by a decline in the average number of video RGUs. Our consolidated mobile subscription revenue increased $53.9 million or 70.1% during 2012, as compared to 2011. This increase is attributable to (i) an increase in the average number of mobile subscribers in Belgium and (ii) the launch of mobile services by VTR Wireless in May 2012 in Chile.

B2B revenue. Excluding the effects of acquisitions and FX, our consolidated B2B revenue increased $2.0 million or 0.4% during 2012, as compared to 2011. This increase is primarily attributable to an increase in the Netherlands.

Other revenue. Excluding the effects of acquisitions and FX, our consolidated other revenue increased $76.9 million or 11.9% during 2012, as compared to 2011. This increase is attributable to (i) an increase in Germany due primarily to (1) an increase in installation revenue, (2) an increase in interconnect revenue and (3) an increase in network usage revenue and (ii) an increase in Belgium due primarily to (a) an increase in interconnect revenue and (b) an increase in mobile handset sales.

For additional information concerning the changes in our subscription and other revenue, see Discussion and Analysis of our Reportable Segments — Revenue — 2012 compared to 2011 above.

Supplemental revenue information

Our revenue by major category for the Liberty Global Group is set forth below:

	Year ended December 31,		Increase (decrease)		Organic increase
	2012	2011	$	%	%
	in millions
Liberty Global Group:
Subscription revenue:
Video	$4,169.0	$3,970.6	$198.4	5.0	1.6
Broadband internet	2,097.2	1,914.3	182.9	9.6	9.7
Fixed-line telephony	1,314.3	1,095.1	219.2	20.0	9.9

Cable subscription revenue	7,580.5	6,980.0	600.5	8.6	5.1
Mobile	120.5	76.9	43.6	56.7	55.8

Total subscription revenue	7,701.0	7,056.9	644.1	9.1	5.7
B2B revenue	466.3	494.2	(27.9)	(5.6)	0.4
Other revenue	678.7	563.2	115.5	20.5	12.7

Total Liberty Global Group	$8,846.0	$8,114.3	$731.7	9.0	5.8

Our revenue by major category for the LiLAC Group is set forth below:

	Year ended December 31,		Increase		Organic increase
	2012	2011	$	%	%
	in millions
LiLAC Group:
Subscription revenue:
Video	$468.6	$427.1	$41.5	9.7	6.8
Broadband internet	309.8	289.1	20.7	7.2	5.3
Fixed-line telephony	204.6	204.1	0.5	0.2	0.1

Cable subscription revenue	983.0	920.3	62.7	6.8	4.9
Mobile	11.0	—	11.0	N.M.	N.M.

Total subscription revenue	994.0	920.3	73.7	8.0	6.1
Other revenue	92.1	85.0	7.1	8.4	6.6

Total LiLAC Group	$1,086.1	$1,005.3	$80.8	8.0	6.1

N.M. — Not Meaningful.

Operating expenses

Our operating expenses increased $250.8 million during 2012, as compared to 2011. This increase includes $286.0 million attributable to the impact of acquisitions. Our operating expenses include share-based compensation expense, which decreased $6.6 million during 2012. For additional information, see the discussion following SG&A expenses below. Excluding the effects of acquisitions, FX and share-based compensation expense, our operating expenses increased $214.7 million or 7.0% during 2012, as compared to 2011. This increase primarily is attributable to increases in (i) programming and copyright costs, (ii) mobile costs, primarily in Belgium and Chile, (iii) interconnect and access costs and (iv) outsourced labor and professional fees. For additional information regarding the changes in our operating expenses, see Discussion and Analysis of our Reportable Segments — Operating Expenses of our Reportable Segments above.

SG&A expenses

Our SG&A expenses increased $152.1 million during 2012, as compared to 2011. This increase includes $127.9 million attributable to the impact of acquisitions. Our SG&A expenses include share-based compensation expense, which decreased $12.7 million during 2012. For additional information, see the discussion in the following paragraph. Excluding the effects of acquisitions, FX and share-based compensation expense, our SG&A expenses increased $159.1 million or 10.0% during 2012, as compared to 2011. This increase primarily reflects net increases in (i) sales and marketing costs, (ii) personnel costs, (iii) facilities expenses in the European Operations Division and VTR and (iv) outsourced labor and professional fees. For additional information regarding the changes in our SG&A expenses, see Discussion and Analysis of our Reportable Segments — SG&A Expenses of our Reportable Segments above.

Share-based compensation expense (included in operating and SG&A expenses)

We record share-based compensation that is associated with Liberty Global shares and the shares of certain of our subsidiaries. A summary of the aggregate share-based compensation expense that is included in our operating and SG&A expenses is set forth below:

	Year ended December 31,
	2012	2011
	in millions
Liberty Global shares:
Performance-based incentive awards (a)	$33.0	$46.8
Other share-based incentive awards	46.0	43.4

Total Liberty Global shares	79.0	90.2
Telenet share-based incentive awards (b)	31.2	40.0
Other	2.2	4.7

Total	$112.4	$134.9

Included in:
Operating expense:
Liberty Global Group:	$8.0	$15.1
LiLAC Group:	0.5	—

Total operating expense	8.5	15.1

SG&A expense:
Liberty Global Group:	98.2	111.8
LiLAC Group:	3.4	2.5

Total SG&A expense	101.6	114.3

Total	$110.1	$129.4

(a)	Includes share-based compensation expense related to the Liberty Global PSUs for both years presented and the Liberty Global Performance Plans for 2011.

(b)

During the second quarters of 2012 and 2011, Telenet modified the terms of certain of its share-based incentive plans to provide for anti-dilution adjustments in connection with its shareholder returns, as further described in note 11 to our December 31, 2013 consolidated financial statements. In connection with these anti-dilution adjustments, Telenet recognized share-based compensation expense of $12.6 million and $15.8 million, respectively, and continues to recognize additional share-based compensation expense as the underlying options vest.

For additional information concerning our share-based compensation, see note 12 to our December 31, 2013 consolidated financial statements.

Depreciation and amortization expense

The details of our depreciation and amortization expense are as follows:

	Year ended December 31,		Increase
	2012	2011	$	%
		in millions
Liberty Global Group	$2,440.4	$2,213.1	$227.3	10.3
LiLAC Group	221.1	211.2	9.9	4.7

Total	$2,661.5	$2,424.3	$237.2	9.8

Excluding the effects of FX, depreciation and amortization expense increased $438.0 million or 18.1%. This increase is due primarily to the net effect of (i) an increase associated with acquisitions, primarily in Germany, (ii) an increase associated with property and equipment additions related to the installation of customer premises equipment, the expansion and upgrade of our networks and other capital initiatives and (iii) a decrease associated with certain assets becoming fully depreciated, largely in Belgium, Switzerland, Chile and the Netherlands.

Impairment, restructuring and other operating items, net

The details of our impairment, restructuring and other operating items, net, are as follows:

	Year ended December 31,
	2012	2011
	in millions
Liberty Global Group	$59.1	$47.7
LiLAC Group	17.1	16.3

Total	$76.2	$64.0

The total amount for the 2012 period includes (i) aggregate restructuring charges of $53.0 million associated with employee severance and termination costs related to certain reorganization activities, primarily in Germany, and (ii) $20.4 million of direct acquisition costs, primarily related to the Puerto Rico Transaction. The total amount for the 2011 period includes (i) $31.5 million of direct acquisition costs, including $22.3 million and $6.3 million attributable to the KBW Acquisition and the Aster Acquisition, respectively, and (ii) restructuring charges of $21.1 million, primarily related to reorganization and integration activities in Europe and Chile.

For additional information regarding our restructuring charges, see note 13 to our December 31, 2013 consolidated financial statements.

Interest expense

The details of our interest expense are as follows:

	Year ended December 31,		Increase (decrease)
	2012	2011	$	%
		in millions
Liberty Global Group	$1,653.8	$1,447.3	$206.5	14.3
LiLAC Group	41.9	20.7	21.2	102.4
Inter-group eliminations	(22.1)	(14.3)	(7.8)	(54.5)

Total	$1,673.6	$1,453.7	$219.9	15.1

Excluding the effects of FX, interest expense increased $348.2 million or 24.0%. This increase is primarily attributable to higher average outstanding debt balances. In addition, interest expense was impacted by a slightly lower weighted average interest rate. The slight decrease in our weighted average interest rate is primarily related to the net effect of (i) decreases in certain of the base rates for our variable rate indebtedness and (ii) the completion of certain financing transactions that resulted in extended maturities, certain of which resulted in an increase to our weighted average interest rates. For additional information regarding our outstanding indebtedness, see note 9 to our December 31, 2013 consolidated financial statements.

Interest and dividend income

The details of our interest and dividend income are as follows:

	Year ended December 31,		Decrease
	2012	2011	$	%
		in millions
Liberty Global Group	$61.2	$82.5	$(21.3)	(25.8)
LiLAC Group	3.0	4.7	(1.7)	(36.2)
Inter-group eliminations	(22.1)	(14.3)	(7.8)	(54.5)

Total	$42.1	$72.9	$(30.8)	(42.2)

The decrease in our interest and dividend income is primarily attributable to the net effect of (i) a decrease in interest income due to (a) a lower weighted average interest rate earned on our cash and cash equivalent and restricted cash balances and (b) lower average cash and cash equivalent and restricted cash balances and (ii) an increase in dividend income related to our investment in shares of Sumitomo (before taking into account the impact of the Sumitomo Collar).

Realized and unrealized gains (losses) on derivative instruments, net

Our realized and unrealized gains or losses on derivative instruments include (i) unrealized changes in the fair values of our derivative instruments that are non-cash in nature until such time as the derivative contracts are fully or partially settled and (ii) realized gains or losses upon the full or partial settlement of the derivative contracts. The details of our realized and unrealized gains (losses) on derivative instruments, net, are as follows:

	Year ended December 31,
	2012	2011
	in millions
Continuing operations:
Cross-currency and interest rate derivative contracts:
Liberty Global Group	$(903.9)	$(114.8)
LiLAC Group	(54.4)	4.2

Total cross-currency and interest rate derivative contracts (a)	(958.3)	(110.6)

Equity-related derivative instruments — Liberty Global Group:
Sumitomo Collar	(109.0)	89.9
Other	—	(2.7)

Total equity-related derivative instruments (b)	(109.0)	87.2

Foreign currency forward contracts:
Liberty Global Group	(2.0)	(38.7)
LiLAC Group	(4.0)	2.6

Total foreign currency forward contracts	(6.0)	(36.1)

Other	3.0	(0.4)

Total continuing operations	$(1,070.3)	$(59.9)

(a)

The loss during 2012 is primarily attributable to the net effect of (i) losses associated with decreases in market interest rates in the euro, Hungarian forint, Polish zloty, Swiss franc, and Czech koruna markets, (ii) losses associated with increases in the values of the Polish zloty, Hungarian forint, Chilean peso, Swiss franc, and Czech koruna relative to the euro, (iii) losses associated with increases in the values of the Chilean peso, euro and Swiss franc relative to the U.S. dollar and (iv) gains associated with decreases in market interest rates in the U.S. dollar market. In addition, the loss during 2012 includes a net loss of $57.3 million resulting from changes in our credit risk valuation adjustments. The loss during 2011 is primarily attributable to the net effect of (i) losses associated with decreases in market interest rates in the euro, Swiss franc, Chilean peso, Polish zloty and Czech koruna markets, (ii) gains associated with decreases in the values of the Polish zloty, Hungarian forint and Chilean peso relative to the euro and (iii) gains associated with decreases in the values of the euro and Chilean peso relative to the U.S. dollar. In addition, the loss during 2011 includes a net gain of $42.9 million resulting from changes in our credit risk valuation adjustments.

(b)	For information concerning the factors that impact the valuations of our equity-related derivative instruments, see note 7 to our December 31, 2013 consolidated financial statements.

For additional information concerning our derivative instruments, see notes 6 and 7 to our December 31, 2013 consolidated financial statements.

Foreign currency transaction gains (losses), net

Our foreign currency transaction gains or losses primarily result from the remeasurement of monetary assets and liabilities that are denominated in currencies other than the underlying functional currency of the applicable entity. Unrealized foreign currency transaction gains or losses are computed based on period-end exchange rates and are non-cash in nature until such time as the amounts are settled. The details of our foreign currency transaction gains (losses), net, are as follows:

	Year ended December 31,
	2012	2011
	in millions
Liberty Global Group:
Intercompany payables and receivables denominated in a currency other than the entity’s functional currency (a)	$191.1	$(299.3)
U.S. dollar denominated debt issued by euro functional currency entities	74.0	(102.0)
Yen denominated debt issued by a U.S. dollar functional currency entity	135.7	(63.0)
Cash and restricted cash denominated in a currency other than the entity’s functional currency	0.5	(40.7)
Other	(4.6)	(4.5)

Total Liberty Global Group	396.7	(509.5)

LiLAC Group:
Intercompany payables and receivables denominated in a currency other than the entity’s functional currency (a)	38.2	(54.7)
Other	3.5	(2.4)

Total LiLAC Group	41.7	(57.1)

Total	$438.4	$(566.6)

(a)

Primarily relates to (i) loans between certain of our non-operating and operating subsidiaries in Europe, which generally are denominated in the currency of the applicable operating subsidiary, and (ii) loans between certain of our non-operating subsidiaries in the U.S., Europe and Chile.

Realized and unrealized losses due to changes in fair values of certain investments and debt, net

Our realized and unrealized losses due to changes in fair values of certain investments and debt include unrealized gains or losses associated with changes in fair values that are non-cash in nature until such time as these gains or losses are realized through cash transactions. The details of our realized and unrealized losses due to changes in fair values of certain investments and debt, net, all of which are attributed to the Liberty Global Group, are as follows:

	Year ended December 31,
	2012	2011
	in millions
Investments (a):
Sumitomo	$(38.2)	$(28.2)
Other, net (b)	28.0	(16.5)
Debt — UGC Convertible Notes (c)	—	(107.0)

Total	$(10.2)	$(151.7)

(a)	For additional information regarding our investments and fair value measurements, see notes 5 and 7 to our December 31, 2013 consolidated financial statements.

(b)

The 2012 amount primarily includes an increase in the fair value of our investment in Cyfra+. The 2011 amount includes decreases in the fair value of (i) our investment in a broadband communications operator in Switzerland and (ii) Cyfra+.

(c)	Represents the change in the fair value of the UGC Convertible Notes prior to their conversion into LGI common stock in April 2011.

Losses on debt modification, extinguishment and conversion, net

The details of our losses on debt modification, extinguishment and conversion, net, are as follows:

	Year ended December 31,
	2012	2011
	in millions
Liberty Global Group	$(209.4)	$(218.4)
LiLAC Group	(4.4)	—

Total	$(213.8)	$(218.4)

Losses on debt modification, extinguishment and conversion, net, during 2012 include the following:

•

a $175.8 million loss during the fourth quarter associated with the redemption and repurchase of all of the 2009 UM Dollar Senior Secured Notes and a portion of the 2009 UM Euro Senior Secured Notes, including a loss of (a) $125.9 million representing the difference between the principal amount and redemption price of the debt redeemed and (b) $49.4 million associated with the write-off of deferred financing costs and an unamortized discount;

•

a $16.3 million loss associated with the repayment of borrowings under the UPC Broadband Holding Bank Facility, including a $12.4 million loss during the fourth quarter associated with the write-off of deferred financing costs and an unamortized discount in connection with the prepayment of Facility AB;

•	a $10.2 million loss during the third quarter representing the difference between the carrying value and redemption price of the UM Senior Secured Floating-Rate Exchange Notes; and

•

a $7.0 million loss incurred by Unitymedia KabelBW associated with the Unitymedia KabelBW Exchange and the Special Optional Redemptions, including $5.6 million of third-party costs and a loss of $1.4 million representing the difference between the carrying value and redemption price of the debt redeemed pursuant to the Special Optional Redemptions.

Losses on debt modification, extinguishment and conversion, net during 2011 include the following:

•	a $187.2 million debt conversion loss of recognized primarily during the second quarter of 2011 related to the exchange of substantially all of the LGI Convertible Notes for LGI common stock and cash;

•

a $15.7 million loss during the first quarter of 2011 related to the write-off of deferred financing costs and an unamortized discount in connection with the prepayment of amounts outstanding under Facilities M, P, T and U of the UPC Broadband Holding Bank Facility; and

•

$14.8 million loss associated with the prepayment of amounts outstanding under Facilities K, L1, G and J under the Telenet Credit Facility, representing (i) a $9.5 million write-off of deferred financing costs and (ii) the incurrence of $5.3 million of third-party costs.

For additional information concerning our losses on debt modification, extinguishment and conversion, net, see note 9 to our December 31, 2013 consolidated financial statements.

Income tax benefit (expense)

The details of our income tax benefit (expense) are as follows:

	Year ended December 31,
	2012	2011
	in millions
Liberty Global Group	$(77.7)	$(218.4)
LiLAC Group	2.7	(22.7)

Total	$(75.0)	$(241.1)

The income tax expense during 2012 differs from the expected income tax benefit of $178.1 million (based on the U.S. federal 35% income tax rate) due primarily to the negative impacts of (i) a net increase in valuation allowances and (ii) certain permanent differences between the financial and tax accounting treatment of interest and other items.

The income tax expense during 2011 differs from the expected income tax benefit of $196.1 million (based on the U.S. federal 35% income tax rate) due primarily to the negative impacts of (i) a net increase in valuation allowances, including $222.7 million of valuation allowances that were recorded in France during the fourth quarter of 2011 due to a modification of our intercompany financing structure in that jurisdiction that resulted largely from a change in local tax law, and (ii) certain permanent differences between the financial and tax accounting treatment of interest and other items.

For additional information concerning our income taxes, see note 10 to our December 31, 2013 consolidated financial statements.

Earnings (loss) from continuing operations

The details of our earnings (loss) from continuing operations are as follows:

	Year ended December 31,
	2012	2011
	in millions
Liberty Global Group	$(646.1)	$(860.9)
LiLAC Group	62.2	59.4

Total	$(583.9)	$(801.5)

During 2012 and 2011, we reported losses from continuing operations, including (i) operating income of $1,983.1 million and $1,822.9 million, respectively, (ii) net non-operating expenses of $2,492.0 million and $2,383.3 million, respectively, and (iii) income tax expense of $75.0 million and $241.1 million, respectively.

Discontinued operations

Our earnings from our discontinued operations of $47.1 million and $130.5 million during 2012 and 2011, respectively, relates to the operations of Austar and the Chellomedia Disposal Group. Austar and the Chellomedia Disposal Group are each attributed to the Liberty Global Group. In addition, we recognized an after-tax gain on the disposal of discontinued operations of $924.1 million during 2012 related to the May 23, 2012 completion of the Austar Transaction. The decrease in earnings from our discontinued operations is due to a decline in Austar’s operating results that was only partially offset by an improvement in the Chellomedia Disposal Group’s operating results. The decline in Austar’s operating results is due largely to (i) the $80.7 million after-tax impact of the gain on the sale of Austar’s spectrum licenses that was included in Austar’s results of operations during the first quarter of 2011 and (ii) the sale of Austar during the second quarter of 2012. The above factors were partially offset by the impact of not recording depreciation and amortization on Austar’s long-lived assets during 2012 as a result of our determination that Austar was held-for-sale effective December 31, 2011. For additional information, see note 4 to our December 31, 2013 consolidated financial statements.

Net earnings attributable to noncontrolling interests

The details of our net earnings attributable to noncontrolling interests are as follows:

	Year ended December 31,		Change
	2012	2011	$	%
	in millions
Liberty Global Group	$(45.9)	$(89.3)	$43.4	48.6
LiLAC Group	(18.6)	(12.4)	(6.2)	(50.0)

Total	$(64.5)	$(101.7)	$37.2	36.6

Net earnings or loss attributable to noncontrolling interests include the noncontrolling interests’ share of the results of our continuing and discontinued operations. The decrease in net earnings attributable to noncontrolling interests during 2012, as compared to 2011, due primarily to the net impact of (i) a decrease associated with a decline in the results of operations of Austar, as discussed in the preceding paragraph, (ii) a decrease associated with a decline in the results of operations of Telenet and (iii) an increase associated with an improvement in the results of operations of VTR.

Material Changes in Financial Condition

Sources and Uses of Cash

We are a holding company that is dependent on the capital resources of our subsidiaries to satisfy our liquidity requirements at the corporate level. Although our consolidated operating subsidiaries generate cash from operating activities, each of our significant operating subsidiaries is included within one of our six subsidiary “borrowing groups,” which borrowing groups comprise Virgin Media, UPC Holding, Unitymedia KabelBW, Telenet, VTR Finance and Liberty Puerto Rico, each together with their respective restricted subsidiaries. As set forth in the table below, our borrowing groups accounted for a significant portion of our consolidated cash and cash equivalents at September 30, 2014. The terms of the instruments governing the indebtedness of these borrowing groups restrict our ability to access the assets of these subsidiaries. In addition, our ability to access the liquidity of these and other subsidiaries may be limited by tax and legal considerations, the presence of noncontrolling interests and other factors.

Cash and cash equivalents

The details of the U.S. dollar equivalent balances of our consolidated cash and cash equivalents at September 30, 2014 are set forth in the following table. With the exception of VTR Finance and Liberty Puerto Rico, which are attributed to the LiLAC Group, all other cash and cash equivalents are attributed to the Liberty Global Group (in millions):

Cash and cash equivalents held by:
Liberty Global and unrestricted subsidiaries:
Liberty Global (a)	$39.7
Unrestricted subsidiaries (b) (c)	438.0

Total Liberty Global and unrestricted subsidiaries	477.7

Borrowing groups (d):
Telenet	300.2
VTR Finance	59.6
Virgin Media (c)	48.9
UPC Holding	40.1
Unitymedia KabelBW	16.9
Liberty Puerto Rico	11.5

Total borrowing groups	477.2

Total cash and cash equivalents	$954.9

(a)	Represents the amount held by Liberty Global on a standalone basis.

(b)	Represents the aggregate amount held by subsidiaries of Liberty Global that are outside of our borrowing groups.

(c)

The Virgin Media borrowing group includes certain subsidiaries of Virgin Media, but excludes Virgin Media. The $1.0 million of cash and cash equivalents held by Virgin Media is included in the amount shown for Liberty Global’s unrestricted subsidiaries.

(d)	Except as otherwise noted, represents the aggregate amounts held by the parent entity and restricted subsidiaries of our borrowing groups.

Liquidity of Liberty Global and its Unrestricted Subsidiaries

The $39.7 million of cash and cash equivalents held by Liberty Global and, subject to certain tax and legal considerations, the $438.0 million of cash and cash equivalents held by Liberty Global’s unrestricted subsidiaries, represented available liquidity at the corporate level at September 30, 2014. Our remaining cash and cash equivalents of $477.2 million at September 30, 2014 were held by our borrowing groups as set forth in the table above. As noted above, various factors may limit our ability to access the cash of our borrowing groups. For information regarding certain limitations imposed by our subsidiaries’ debt instruments at September 30, 2014, see note 8 to our September 30, 2014 condensed consolidated financial statements.

Our current sources of corporate liquidity include (i) cash and cash equivalents held by Liberty Global and, subject to certain tax and legal considerations, Liberty Global’s unrestricted subsidiaries, (ii) interest payments received on a note receivable from a subsidiary (outstanding principal of $9.6 billion at September 30, 2014) and (iii) interest and dividend income received on our and, subject to certain tax and legal considerations, our unrestricted subsidiaries’ cash and cash equivalents and investments.

From time to time, Liberty Global and its unrestricted subsidiaries may also receive (i) proceeds in the form of distributions or loan repayments from Liberty Global’s borrowing groups or affiliates, including any principal payments received on the aforementioned note receivable from a subsidiary, upon (a) the completion of recapitalizations, refinancings, asset sales or similar transactions by these entities or (b) the accumulation of excess cash from operations or other means, (ii) proceeds upon the disposition of investments and other assets of Liberty Global and its unrestricted subsidiaries and (iii) proceeds in connection with the incurrence of debt by Liberty Global or its unrestricted subsidiaries or the issuance of equity securities by Liberty Global. No assurance can be given that any external funding would be available to Liberty Global or its unrestricted subsidiaries on favorable terms, or at all. For information regarding the disposition of the Chellomedia Disposal Group, see note 3 to our September 30, 2014 condensed consolidated financial statements.

At September 30, 2014, our consolidated cash and cash equivalents balance includes $870.1 million that is held by entities that are domiciled outside of the U.K. Based on our assessment of our ability to access the liquidity of our subsidiaries on a tax efficient basis and our expectations with respect to our corporate liquidity requirements, we do not anticipate that tax considerations will adversely impact our corporate liquidity over the next 12 months. Our ability to access the liquidity of our subsidiaries on a tax efficient basis is a consideration in assessing the extent of our share repurchase program.

The ongoing cash needs of Liberty Global and its unrestricted subsidiaries include (i) corporate general and administrative expenses and (ii) interest payments on the Sumitomo Collar Loan and the ITV Collar Loan. In addition, Liberty Global and its unrestricted subsidiaries may require cash in connection with (a) the repayment of outstanding debt, (b) the satisfaction of contingent liabilities, (c) acquisitions, (d) the repurchase of equity and debt securities, (e) other investment opportunities or (f) income tax payments. For information concerning the cash requirements of the Ziggo Merger Agreement, see note 3 to our September 30, 2014 condensed consolidated financial statements. For information concerning our contingencies, see note 14 to our September 30, 2014 condensed consolidated financial statements.

During the nine months ended September 30, 2014, we purchased a total of 8,062,792 Liberty Global Class A ordinary shares at a weighted average price of $42.19 per share and 14,581,019 Liberty Global Class C ordinary shares at a weighted average price of $41.82 per share, for an aggregate purchase price of $949.9 million, including direct acquisition costs and the effects of derivative instruments. At September 30, 2014, the remaining amount authorized for share repurchases was $2,577.2 million.

Liquidity of Borrowing Groups

The cash and cash equivalents of our borrowing groups are detailed in the table above. In addition to cash and cash equivalents, the primary sources of liquidity of our borrowing groups are cash provided by operations and borrowing availability under their respective debt instruments. For the details of the borrowing availability of such entities at September 30, 2014, see note 8 to our September 30, 2014 condensed consolidated financial statements. The aforementioned sources of liquidity may be supplemented in certain cases by contributions and/or loans from Liberty Global and its unrestricted subsidiaries. Our borrowing groups’ liquidity generally is used to fund property and equipment additions and debt service requirements. From time to time, our borrowing groups may also require funding in connection with (i) acquisitions and other investment opportunities, (ii) loans to Liberty Global, (iii) capital distributions to Liberty Global and other equity owners or (iv) the satisfaction of contingencies. No assurance can be given that any external funding would be available to our borrowing groups on favorable terms, or at all. For information concerning our contingencies, see note 14 to our September 30, 2014 condensed consolidated financial statements.

For additional information regarding our consolidated cash flows, see the discussion under Condensed Consolidated Statements of Cash Flows below.

Capitalization

We seek to maintain our debt at levels that provide for attractive equity returns without assuming undue risk. In this regard, we generally seek to cause our operating subsidiaries to maintain their debt at levels that result in a consolidated debt balance (excluding the Sumitomo Collar Loan, the ITV Collar Loan and the Ziggo Collar Loan and measured using subsidiary debt figures at swapped foreign currency exchange rates, consistent with the covenant calculation requirements of our subsidiary debt agreements) that is between four and five times our consolidated operating cash flow, although it should be noted that the timing of our acquisitions and financing transactions and the interplay of average and spot foreign currency rates may impact this ratio. The ratio of our September 30, 2014 consolidated debt to our annualized consolidated operating cash flow for the quarter ended September 30, 2014 was 4.6x. In addition, the ratio of our September 30, 2014 consolidated net debt (debt, as defined above, less cash and cash equivalents) to our annualized consolidated operating cash flow for the quarter ended September 30, 2014 was 4.5x.

When it is cost effective, we generally seek to match the denomination of the borrowings of our subsidiaries with the functional currency of the operations that are supporting the respective borrowings. As further discussed in note 5 to our September 30, 2014 condensed consolidated financial statements, we also use derivative instruments to mitigate foreign currency and interest rate risk associated with our debt instruments.

Our ability to service or refinance our debt and to maintain compliance with the leverage covenants in the credit agreements and indentures of our borrowing groups is dependent primarily on our ability to maintain or increase the operating cash flow of our operating subsidiaries and to achieve adequate returns on our property and equipment additions and acquisitions. In addition, our ability to obtain additional debt financing is limited by the leverage covenants contained in the various debt instruments of our borrowing groups. For example, if the operating cash flow of UPC Broadband Holding were to decline, we could be required to partially repay or limit our borrowings under the UPC Broadband Holding Bank Facility in order to maintain compliance with applicable covenants. No assurance can be given that we would have sufficient sources of liquidity, or that any external funding would be available on favorable terms, or at all, to fund any such required repayment. The ability to access available borrowings under the UPC Broadband Holding Bank Facility and/or UPC Holding’s ability to complete additional financing transactions can also be impacted by the interplay of average and spot foreign currency rates with respect to leverage calculations under the indentures for UPC Holding’s senior notes. At September 30, 2014, each of our borrowing groups was in compliance with its debt covenants. In addition, we do not anticipate any instances of non-compliance with respect to the debt covenants of our borrowing groups that would have a material adverse impact on our liquidity during the next 12 months.

At September 30, 2014, our outstanding consolidated debt and capital lease obligations aggregated $41.1 billion, including $1,669.0 million that is classified as current in our September 30, 2014 condensed consolidated balance sheet and $37.5 billion that is not due until 2019 or thereafter. The amount classified as current includes $626.9 million related to the Ziggo Collar Loan. For additional information concerning our current debt maturities, see note 8 to our September 30, 2014 condensed consolidated financial statements.

Notwithstanding our negative working capital position at September 30, 2014, we believe that we have sufficient resources to repay or refinance the current portion of our debt and capital lease obligations and to fund our foreseeable liquidity requirements during the next 12 months. However, as our maturing debt grows in later years, we anticipate that we will seek to refinance or otherwise extend our debt maturities. No assurance can be given that we will be able to complete these refinancing transactions or otherwise extend our debt maturities. In this regard, it is not possible to predict how political and economic conditions, sovereign debt concerns or any adverse regulatory developments could impact the credit and equity markets we access and, accordingly, our future liquidity and financial position. However, (i) the financial failure of any of our counterparties could (a) reduce amounts available under committed credit facilities and (b) adversely impact our ability to access cash deposited with any failed financial institution and (ii) tightening of the credit markets could adversely impact our ability to access debt financing on favorable terms, or at all. In addition, any weakness in the equity markets could make it less attractive to use our shares to satisfy contingent or other obligations, and sustained or increased competition, particularly in combination with adverse economic or regulatory developments, could have an unfavorable impact on our cash flows and liquidity.

All of our consolidated debt and capital lease obligations have been borrowed or incurred by our subsidiaries at September 30, 2014.

For additional information concerning our debt and capital lease obligations, see notes 8 and 16 to our September 30, 2014 condensed consolidated financial statements.

Consolidated Statements of Cash Flows

General. Our cash flows are subject to significant variations due to FX. All of the cash flows discussed below are those of our continuing operations.

Summary. Our condensed consolidated statements of cash flows for the nine months ended September 30, 2014 and 2013 are summarized as follows:

	Nine months ended September 30,
	2014	2013	Change
	in millions
Net cash provided by operating activities	$4,070.1	$2,451.8	$1,618.3
Net cash used by investing activities	(2,091.8)	(7,244.8)	5,153.0
Net cash provided (used) by financing activities	(3,678.3)	4,899.2	(8,577.5)
Effect of exchange rate changes on cash	(32.4)	62.5	(94.9)

Net increase (decrease) in cash and cash equivalents	$(1,732.4)	$168.7	$(1,901.1)

Operating Activities. Our net cash flows from operating activities attributed to the Liberty Global Group and the LiLAC Group are as follows:

	Nine months ended September 30,
	2014	2013	Change
	in millions
Net cash provided by operating activities:
Liberty Global Group	$3,867.2	$2,240.4	$1,626.8
LiLAC Group	202.9	211.4	(8.5)

Total	$4,070.1	$2,451.8	$1,618.3

The increase in net cash provided by our operating activities is primarily attributable to the net effect of (i) an increase in the cash provided by our operating cash flow and related working capital items, due largely to the impact of the Virgin Media Acquisition, (ii) a decrease in cash provided due to higher cash payments for interest, due largely to the impact of the Virgin Media Acquisition, (iii) an increase in the reported net cash provided by operating activities due to FX, (iv) a decrease in cash provided due to lower cash dividends received and (v) a decrease in cash provided due to higher cash payments related to derivative instruments.

Investing Activities. Our net cash flows from investing activities attributed to the Liberty Global Group and the LiLAC Group are as follows:

	Nine months ended September 30,
	2014	2013	Change
	in millions
Net cash used by investing activities:
Liberty Global Group	$(1,474.5)	$(7,039.0)	$5,564.5
LiLAC Group	(185.4)	(201.1)	15.7
Inter-group eliminations	(431.9)	(4.7)	(427.2)

Total	$(2,091.8)	$(7,244.8)	$5,153.0

The decrease in net cash used by our investing activities is primarily attributable to the net effect of (i) a decrease in cash used of $4,033.7 million associated with lower cash paid in connection with acquisitions, (ii) a decrease in cash used of $988.5 million associated with cash proceeds received in connection with the Chellomedia Transaction, (iii) a decrease in cash used of $342.2 million associated with lower cash paid in connection with investments in and loans to affiliates and others and (iv) an increase in cash used of $255.3 million due to higher capital expenditures. Capital expenditures increased from $1,791.0 million during the first nine months of 2013 to $2,046.3 million during the first nine months of 2014, primarily due to an increase related to the Virgin Media Acquisition that was only partially offset by a net decrease in the local currency capital expenditures of our other subsidiaries.

The capital expenditures that we report in our consolidated statements of cash flows do not include amounts that are financed under vendor financing or capital lease arrangements. Instead, these amounts are reflected as non-cash additions to our property and equipment when the underlying assets are delivered, and as repayments of debt when the principal is repaid. In the following discussion, we refer to (i) our capital expenditures as reported in our consolidated statements of cash flows, which exclude amounts financed under vendor financing or capital lease arrangements, and (ii) our total property and equipment additions, which include our capital expenditures on an accrual basis and amounts financed under vendor financing or capital lease arrangements. A reconciliation of our consolidated property and equipment additions to our consolidated capital expenditures as reported in our condensed consolidated statements of cash flows is set forth below:

	Nine months ended September 30,
	2014			2013
	Liberty Global Group	LiLAC Group	Total	Liberty Global Group	LiLAC Group	Total
	in millions
Property and equipment additions	$2,591.0	$198.3	$2,789.3	$2,018.3	$203.3	$2,221.6
Assets acquired under capital-related vendor financing arrangements	(677.9)	—	(677.9)	(366.0)	—	(366.0)
Assets acquired under capital leases	(106.6)	—	(106.6)	(105.9)	(2.4)	(108.3)
Changes in current liabilities related to capital expenditures	64.2	(22.7)	41.5	45.6	(1.9)	43.7

Capital expenditures	$1,870.7	$175.6	$2,046.3	$1,592.0	$199.0	$1,791.0

The property and equipment additions attributable to the Liberty Global Group are primarily related to the European Operations Division, which aggregated $2,585.9 million and $2,012.3 million (including $1,073.8 million and $420.2 million attributable to Virgin Media, $413.2 million and $411.2 million attributable to Unitymedia KabelBW and $300.4 million and $311.2 million attributable to Telenet) during the nine months ended September 30, 2014 and 2013, respectively. The increase in the European Operations Division’s property and equipment additions is primarily due to the net effect of (i) an increase due to the Virgin Media Acquisition, (ii) a decrease in expenditures for the purchase and installation of customer premises equipment, (iii) an increase due to FX, (iv) an increase in expenditures for new build and upgrade projects to expand services and (v) an increase in expenditures for support capital, such as information technology upgrades and general support systems.

Property and equipment additions attributable to the LiLAC Group during the nine months ended September 30, 2014 and 2013 include (i) $147.9 million and $149.8 million, respectively, attributable to VTR and (ii) $50.4 million and $53.5 million, respectively, attributable to Liberty Puerto Rico. The decrease in the LiLAC Group’s property and equipment additions is primarily due to the net effect of (a) a decrease due to FX, (b) an increase in expenditures for new build and upgrade projects, (c) an increase in expenditures for support capital, such as information technology upgrades and general support systems and (d) a decrease in expenditures for the purchase and installation of customer premises equipment.

Financing Activities. Our net cash flows from financing activities attributed to the Liberty Global Group and the LiLAC Group are as follows:

	Nine months ended September 30,
	2014	2013	Change
	in millions
Net cash provided (used) by financing activities:
Liberty Global Group	$(3,993.7)	$4,896.1	$(8,889.8)
LiLAC Group	(116.5)	(1.6)	(114.9)
Inter-group eliminations	431.9	4.7	427.2

Total	$(3,678.3)	$4,899.2	$(8,577.5)

The change in net cash provided (used) by our financing activities is primarily attributable to the net effect of (i) a decrease in cash of $3,829.5 million related to lower net borrowings of debt, (ii) a decrease in cash of $3,594.4 million due to the release of restricted cash in June 2013 in connection with the Virgin Media Acquisition, (iii) a decrease in cash of $1,539.7 million due to the release of restricted cash in connection with the February 2013 completion of our subsidiary’s public cash offer for certain of Telenet’s issued shares and outstanding employee warrants (the Telenet Tender), (iv) a decrease in cash of $683.7 million due to higher cash paid related to derivative instruments, (v) an increase in cash of $521.1 million related to lower distributions by subsidiaries to noncontrolling interests and (vi) an increase in cash of $457.7 million related to shares purchased in connection with the Telenet Tender during the 2013 period.

Consolidated Statements of Cash Flows — 2013 compared to 2012

Summary. The 2013 and 2012 consolidated statements of cash flows of our continuing operations are summarized as follows:

	Year ended December 31,
	2013	2012	Change
	in millions
Net cash provided by operating activities	$3,921.0	$2,837.5	$1,083.5
Net cash used by investing activities	(7,950.1)	(957.7)	(6,992.4)
Net cash provided (used) by financing activities	4,623.3	(1,465.1)	6,088.4
Effect of exchange rate changes on cash	85.4	28.3	57.1

Net increase in cash and cash equivalents	$679.6	$443.0	$236.6

Operating Activities. Our net cash flows from operating activities attributed to the Liberty Global Group and the LiLAC Group are as follows:

	Year ended December 31,
	2013	2012	Change
	in millions
Net cash provided by operating activities:
Liberty Global Group	$3,628.8	$2,639.1	$989.7
LiLAC Group	292.2	198.4	93.8

Total	$3,921.0	$2,837.5	$1,083.5

The increase in net cash provided by our operating activities is primarily attributable to the net effect of (i) an increase in the cash provided by our operating cash flow and related working capital items, due largely to the impact of the Virgin Media Acquisition, (ii) a decrease in cash provided due to higher cash payments for interest, due largely to the impact of the Virgin Media Acquisition, (iii) an increase in the reported net cash provided by operating activities due to FX, (iv) a decrease in cash provided due to higher net cash payments for taxes and (v) an increase in cash provided due to lower cash payments related to derivative instruments.

Investing Activities. Our net cash flows from investing activities attributed to the Liberty Global Group and the LiLAC Group are as follows:

	Year ended December 31,
	2013	2012	Change
	in millions
Net cash used by investing activities:
Liberty Global Group	$(7,681.5)	$(611.8)	$(7,069.7)
LiLAC Group	(263.9)	(341.2)	77.3
Inter-group eliminations	(4.7)	(4.7)	—

Total	$(7,950.1)	$(957.7)	$(6,992.4)

The increase in net cash used by our investing activities is primarily attributable to (i) an increase in cash used of $3,919.2 million associated with higher cash paid in connection with acquisitions, (ii) an increase in cash used of $1,317.9 million associated with higher cash paid in connection with investments in and loans to affiliates and others, due primarily to the cash we paid to acquire Ziggo shares during 2013, (iii) an increase in cash used of $1,055.4 million associated with cash proceeds received in connection with the Austar Transaction during 2012 and (iv) an increase in cash used of $613.2 million associated with higher capital expenditures. Capital expenditures increased from $1,868.3 million during 2012 to $2,481.5 million during 2013, primarily due to an increase related to the Virgin Media Acquisition and other less significant acquisitions that was only partially offset by a net decrease in the local currency capital expenditures of our subsidiaries.

The capital expenditures that we report in our consolidated statements of cash flows do not include amounts that are financed under vendor financing or capital lease arrangements. Instead, these amounts are reflected as non-cash additions to our property and equipment when the underlying assets are delivered, and as repayments of debt when the principal is repaid. In the following discussion, we refer to (i) our capital expenditures as reported in our consolidated statements of cash flows, which exclude amounts financed under vendor financing or capital lease arrangements, and (ii) our total property and equipment additions, which include our capital expenditures on an accrual basis and amounts financed under vendor financing or capital lease arrangements. A reconciliation of our consolidated property and equipment additions to our consolidated capital expenditures as reported in the consolidated statements of cash flows is set forth below:

	Year ended December 31,
	2013			2012
	Liberty Global Group	LiLAC Group	Total	Liberty Global Group	LiLAC Group	Total
	in millions
Property and equipment additions	$2,907.3	$254.3	$3,161.6	$1,989.7	$268.9	$2,258.6
Assets acquired under capital-related vendor financing arrangements	(573.5)	—	(573.5)	(246.5)	—	(246.5)
Assets acquired under capital leases	(140.6)	(2.4)	(143.0)	(62.4)	(0.7)	(63.1)
Changes in current liabilities related to capital expenditures	26.2	10.2	36.4	(59.1)	(21.6)	(80.7)

Capital expenditures	$2,219.4	$262.1	$2,481.5	$1,621.7	$246.6	$1,868.3

The property and equipment additions attributable to the Liberty Global Group are primarily related to the European Operations Division, which aggregated $2,901.0 million and $1,981.6 million (including $755.4 million and nil attributable to Virgin Media, $543.4 million and $559.5 million attributable to Unitymedia KabelBW and $453.7 million and $440.0 million attributable to Telenet) during 2013 and 2012, respectively. The increase in the European Operations Division’s property and equipment additions is due primarily to the net effect of (i) an increase due to the Virgin Media Acquisition and other less significant acquisitions, (ii) an increase in expenditures for support capital, such as information technology upgrades and general support systems, (iii) an increase due to FX, (iv) a decrease in expenditures for the purchase and installation of customer premises equipment and (v) an increase in expenditures for new build and upgrade projects to expand services. During 2013 and 2012, the European Operations Division’s property and equipment additions represented 22.1% and 22.5% (including 20.7% and nil for Virgin Media, 21.2% and 24.2% for Unitymedia KabelBW and 20.8% and 22.9% for Telenet) of its revenue, respectively.

Property and equipment additions attributable to the LiLAC Group during 2013 and 2012 include (i) $188.5 million and $243.4 million, respectively, attributable to VTR and (ii) $65.8 million and $25.5 million, respectively, attributable to Liberty Puerto Rico. The decrease in the LiLAC Group’s property and equipment additions is due primarily to the net effect of (a) an increase due to the Puerto Rico Transaction, (b) a decrease in expenditures related to the construction of the VTR Wireless mobile network, (c) a decrease in expenditures for new build and upgrade projects, (d) a decrease in expenditures for the purchase and installation of customer premises equipment, (e) an increase in expenditures for support capital, such as information technology upgrades and general support systems, and (f) a decrease due to FX. During 2013 and 2012, the LiLAC Group’s property and equipment additions represented 19.7% and 24.8% (19.6% and 21.8% excluding VTR Wireless) of its revenue, respectively.

We expect the percentage of revenue represented by our aggregate 2014 consolidated property and equipment additions to decline slightly as compared to 2013, with the 2014 percentage expected to range from 21% to 23% for the European Operations Division (including 19% to 21% for Virgin Media, 20% to 22% for Unitymedia KabelBW and 19% to 21% for Telenet) and 18% to 20% for the LiLAC Group (including 18% to 20% for VTR and 20% to 22% for Liberty Puerto Rico). The actual amount of the 2014 consolidated property and equipment additions and the 2014 property and equipment additions of the European Operations Division (including Virgin Media, Unitymedia KabelBW and Telenet) and the LiLAC Group may vary from expected amounts for a variety of reasons, including (i) changes in (a) the competitive or regulatory environment, (b) business plans or (c) our current or expected future operating results and (ii) the availability of sufficient capital. Accordingly, no assurance can be given that our actual property and equipment additions will not vary materially from our expectations.

Financing Activities. Our net cash flows from financing activities attributed to the Liberty Global Group and the LiLAC Group are as follows:

	Year ended December 31,
	2013	2012	Change
	in millions
Net cash provided (used) by financing activities:
Liberty Global Group	$4,517.4	$(1,585.0)	$6,102.4
LiLAC Group	101.2	115.2	(14.0)
Inter-group eliminations	4.7	4.7	—

Total	$4,623.3	$(1,465.1)	$6,088.4

The change in net cash provided (used) by our financing activities is primarily attributable to the net effect of (i) an increase in cash of $3,534.2 million due primarily to a change in cash collateral associated with the Virgin Media Acquisition, (ii) an increase in cash of $3,003.8 million due to the release of restricted cash in connection with the Telenet Tender, (iii) an increase in cash of $632.9 million due to higher cash received related to derivative instruments, (iv) a decrease in cash of $458.0 million related to shares purchased in connection with the Telenet Tender, (v) a decrease in cash of $256.1 million related to lower net borrowings of debt, (vi) a decrease in cash of $203.0 million related to higher distributions by subsidiaries to noncontrolling interests, (vii) a decrease in cash of $186.9 million related to higher repurchases of our shares and (viii) a decrease in cash of $159.8 million due to higher payments for financing costs, debt premiums and exchange offer consideration.

Consolidated Statements of Cash Flows — 2012 compared to 2011

Summary. The 2012 and 2011 consolidated statements of cash flows of our continuing operations are summarized as follows:

	Year ended December 31,
	2012	2011	Change
	in millions
Net cash provided by operating activities	$2,837.5	$2,510.2	$327.3
Net cash used by investing activities	(957.7)	(4,020.4)	3,062.7
Net cash used by financing activities	(1,465.1)	(641.7)	(823.4)
Effect of exchange rate changes on cash	28.3	32.6	(4.3)

Net increase (decrease) in cash and cash equivalents	$443.0	$(2,119.3)	$2,562.3

Operating Activities. Our net cash flows from operating activities attributed to the Liberty Global Group and the LiLAC Group are as follows:

	Year ended December 31,
	2012	2011	Change
	in millions
Net cash provided by operating activities:
Liberty Global Group	$2,639.1	$2,230.7	$408.4
LiLAC Group	198.4	279.5	(81.1)

Total	$2,837.5	$2,510.2	$327.3

The increase in net cash provided by our operating activities is primarily attributable to the net effect of (i) an increase in the cash provided by our operating cash flow and related working capital items, including the impact of the KBW Acquisition, (ii) a decrease in cash provided due to higher cash payments for interest, largely attributable to the KBW Acquisition, (iii) a decrease in the reported net cash provided by operating activities due to FX, (iv) an increase in cash provided due to lower net cash payments for taxes and (v) an increase in cash provided due to lower cash payments related to derivative instruments.

Investing Activities. Our net cash flows from investing activities attributed to the Liberty Global Group and the LiLAC Group are as follows:

	Year ended December 31,
	2012	2011	Change
	in millions
Net cash used by investing activities:
Liberty Global Group	$(611.8)	$(3,862.9)	$3,251.1
LiLAC Group	(341.2)	(239.5)	(101.7)
Inter-group eliminations	(4.7)	82.0	(86.7)

Total	$(957.7)	$(4,020.4)	$3,062.7

The decrease in net cash used by our investing activities is primarily attributable to (i) a decrease in cash used of $1,826.3 million due to lower cash paid in connection with acquisitions, (ii) a decrease in cash used of $1,055.4 million associated with cash proceeds received in connection with the Austar Transaction, (iii) a decrease in cash used of $127.5 million related to an escrow account that was established in connection with the March 2011 execution of the KBW Purchase Agreement and (iv) a decrease in cash used of $52.5 million associated with lower capital expenditures. Capital expenditures decreased from $1,920.8 million during 2011 to $1,868.3 million during 2012, as an increase in the local currency capital expenditures of our subsidiaries, including an increase due to the KBW Acquisition and other less significant acquisitions, was more than offset by a decrease due to FX.

A reconciliation of our consolidated property and equipment additions to our consolidated capital expenditures as reported in the consolidated statements of cash flows is set forth below:

	Year ended December 31,
	2012			2011
	Liberty Global Group	LiLAC Group	Total	Liberty Global Group	LiLAC Group	Total
	in millions
Property and equipment additions	$1,989.7	$268.9	$2,258.6	$1,834.6	$290.8	$2,125.4
Assets acquired under capital-related vendor financing arrangements	(246.5)	—	(246.5)	(101.4)	—	(101.4)
Assets acquired under capital leases	(62.4)	(0.7)	(63.1)	(38.2)	—	(38.2)
Changes in current liabilities related to capital expenditures	(59.1)	(21.6)	(80.7)	(31.5)	(33.5)	(65.0)

Capital expenditures	$1,621.7	$246.6	$1,868.3	$1,663.5	$257.3	$1,920.8

The property and equipment additions attributable to the Liberty Global Group are primarily related to the European Operations Division, which aggregated $1,981.6 million and $1,824.0 million (including $559.5 million and $371.0 million attributable to Unitymedia KabelBW and $440.0 million and $413.3 million attributable to Telenet) during 2012 and 2011, respectively. The increase in the European Operations Division’s property and equipment additions is due primarily to the net effect of (i) an increase in expenditures for the purchase and installation of customer premises equipment, (ii) a decrease due to FX, (iii) an increase in expenditures for support capital, such as information technology upgrades and general support systems, and

(iv) an increase in expenditures for new build and upgrade projects to expand services. During 2012 and 2011, the European Operations Division’s property and equipment additions represented 22.5% and 22.6% (including 24.2% and 25.6% for Unitymedia KabelBW and 22.9% and 21.5% for Telenet) of its revenue, respectively.

Property and equipment additions attributable to the LiLAC Group during 2012 and 2011 include (i) $243.4 million and $270.8 million, respectively, attributable to VTR and (ii) $25.5 million and $20.0 million, respectively, attributable to Liberty Puerto Rico. The decrease in the LiLAC Group’s property and equipment additions is due primarily to the net effect of (a) a decrease in expenditures related to the construction of the VTR Wireless mobile network, (b) an increase in expenditures for the purchase and installation of customer premises equipment, (c) an increase in expenditures for new build and upgrade projects, (d) a decrease in expenditures for support capital, such as information technology upgrades and general support systems, and (e) a decrease due to FX. During 2012 and 2011, the LiLAC Group’s property and equipment additions represented 24.8% and 28.9% (21.8% and 20.3% excluding VTR Wireless) of its revenue, respectively.

Financing Activities. Our net cash flows from financing activities attributed to the Liberty Global Group and the LiLAC Group are as follows:

	Year ended December 31,
	2012	2011	Change
	in millions
Net cash provided (used) by financing activities:
Liberty Global Group	$(1,585.0)	$(496.1)	$(1,088.9)
LiLAC Group	115.2	(63.6)	178.8
Inter-group eliminations	4.7	(82.0)	86.7

Total	$(1,465.1)	$(641.7)	$(823.4)

The increase in net cash used by our financing activities is primarily attributable to the net effect of (i) an increase in cash used of $1,464.1 million to fund restricted cash related to the Telenet Tender, (ii) a decrease in cash used of $504.1 million related to higher net borrowings of debt, (iii) a decrease in cash used of $124.2 million related to the release of cash collateral, (iv) a decrease in cash used of $88.4 million due to higher cash contributions from noncontrolling interest owners to Liberty Global subsidiaries, (v) a decrease in cash used of $81.6 million due to lower cash distributions from Liberty Global subsidiaries to noncontrolling interest owners, (vi) a decrease in cash used of $61.8 million resulting from lower cash payments of net settled employee withholding taxes on share incentive awards and (vii) an increase in cash used of $57.7 million due to higher repurchases of our Liberty Global Series A and Series C common stock. The increase in our net borrowings of debt was partially offset by a decrease due to FX.

Free cash flow

We define free cash flow as net cash provided by our operating activities, plus (i) excess tax benefits related to the exercise of share-based incentive awards and (ii) cash payments for third-party costs directly associated with successful and unsuccessful acquisitions and dispositions, less (a) capital expenditures, as reported in our consolidated statements of cash flows, (b) principal payments on capital-related vendor financing obligations and (c) principal payments on capital leases (exclusive of the portions of the network lease in Belgium and the duct leases in Germany that we assumed in connection with certain acquisitions), with each item excluding any cash provided or used by our discontinued operations. We believe that our presentation of free cash flow provides useful information to our investors because this measure can be used to gauge our ability to service debt and fund new investment opportunities. Free cash flow should not be understood to represent our ability to fund discretionary amounts, as we have various mandatory and contractual obligations, including debt repayments, which are not deducted to arrive at this amount. Investors should view free cash flow as a supplement to, and not a substitute for, GAAP measures of liquidity included in our consolidated statements of cash flows.

The following tables provide the details of our free cash flow:

	Nine months ended September 30,
	2014			2013
	Liberty Global Group	LiLAC Group	Total	Liberty Global Group	LiLAC Group	Total
	in millions
Net cash provided by operating activities of our continuing operations	$3,867.2	$202.9	$4,070.1	$2,240.4	$211.4	$2,451.8
Excess tax benefits from share-based compensation	—	—	—	1.7	—	1.7
Cash payments for direct acquisition and disposition costs	23.3	2.0	25.3	52.9	0.3	53.2
Capital expenditures	(1,870.7)	(175.6)	(2,046.3)	(1,592.0)	(199.0)	(1,791.0)
Principal payments on capital-related vendor financing obligations	(563.5)	—	(563.5)	(265.7)	—	(265.7)
Principal payments on certain capital leases	(140.2)	(0.6)	(140.8)	(47.3)	(0.4)	(47.7)

Free cash flow	$1,316.1	$28.7	$1,344.8	$390.0	$12.3	$402.3

	Year ended December 31,
	2013			2012
	Liberty Global Group	LiLAC Group	Total	Liberty Global Group	LiLAC Group	Total
	in millions
Net cash provided by operating activities of our continuing operations	$3,628.8	$292.2	$3,921.0	$2,639.1	$198.4	$2,837.5
Excess tax benefits from share-based compensation	40.0	1.0	41.0	5.1	1.6	6.7
Cash payments for direct acquisition and disposition costs	77.3	(16.3)	61.0	17.8	13.7	31.5
Capital expenditures	(2,219.4)	(262.1)	(2,481.5)	(1,621.7)	(246.6)	(1,868.3)
Principal payments on capital-related vendor financing obligations	(320.4)	—	(320.4)	(104.7)	—	(104.7)
Principal payments on certain capital leases	(95.8)	—	(95.8)	(17.5)	—	(17.5)

Free cash flow	$1,110.5	$14.8	$1,125.3	$918.1	$(32.9)	$885.2

	Year ended December 31,
	2012			2011
	Liberty Global Group	LiLAC Group	Total	Liberty Global Group	LiLAC Group	Total
	in millions
Net cash provided by operating activities of our continuing operations	$2,639.1	$198.4	$2,837.5	$2,230.7	$279.5	$2,510.2
Excess tax benefits from share-based compensation	5.1	1.6	6.7	36.4	1.3	37.7
Cash payments for direct acquisition and disposition costs	17.8	13.7	31.5	19.4	0.2	19.6
Capital expenditures	(1,621.7)	(246.6)	(1,868.3)	(1,663.5)	(257.3)	(1,920.8)
Principal payments on capital-related vendor financing obligations	(104.7)	—	(104.7)	(10.0)	—	(10.0)
Principal payments on certain capital leases	(17.5)	—	(17.5)	(11.4)	—	(11.4)

Free cash flow	$918.1	$(32.9)	$885.2	$601.6	$23.7	$625.3

Off Balance Sheet Arrangements

In the ordinary course of business, we may provide indemnifications to our lenders, our vendors and certain other parties and performance and/or financial guarantees to local municipalities, our customers and vendors. Historically, these arrangements have not resulted in our company making any material payments and we do not believe that they will result in material payments in the future.

Contractual Commitments

The U.S. dollar equivalents of our commitments as of September 30, 2014 are presented below:

	Payments due during:							Total
	Remainder of 2014	2015	2016	2017	2018	2019	Thereafter
	in millions
Debt (excluding interest)	$821.8	$643.6	$391.1	$970.8	$265.4	$3,775.4	$32,581.7	$39,449.8
Capital leases (excluding interest)	65.7	195.4	154.8	113.1	86.0	76.4	957.6	1,649.0
Programming commitments	245.6	809.4	724.0	570.4	488.8	231.1	—	3,069.3
Network and connectivity commitments	100.3	334.0	271.8	247.4	129.8	93.0	1,093.6	2,269.9
Purchase commitments	514.6	278.0	94.8	44.4	10.8	4.5	—	947.1
Operating leases	46.2	156.2	128.2	104.7	71.2	54.2	249.7	810.4
Other commitments	133.1	318.9	194.8	142.6	89.3	35.5	35.0	949.2

Total (a)(b)	$1,927.3	$2,735.5	$1,959.5	$2,193.4	$1,141.3	$4,270.1	$34,917.6	$49,144.7

Projected cash interest payments on debt and capital lease obligations (c):
Liberty Global Group	$444.8	$2,165.8	$2,106.0	$2,086.8	$2,073.0	$1,981.8	$4,858.1	$15,716.3
LiLAC Group	9.8	35.9	35.9	35.9	35.9	35.9	145.0	334.3

Total	$454.6	$2,201.7	$2,141.9	$2,122.7	$2,108.9	$2,017.7	$5,003.1	$16,050.6

(a)

For the details of the attribution of our commitments to the Liberty Global Group and the LiLAC Group, see note 6 to our September 30, 2014 attributed financial information included elsewhere in this Annex F.

(b)

The commitments reflected in this table do not reflect any liabilities that are included in our September 30, 2014 condensed consolidated balance sheet other than debt and capital lease obligations. Our liability for uncertain tax positions in the various jurisdictions in which we operate ($376.4 million at September 30, 2014) has been excluded from the table as the amount and timing of any related payments are not subject to reasonable estimation.

(c)

Amounts are based on interest rates, interest payment dates and contractual maturities in effect as of September 30, 2014. These amounts are presented for illustrative purposes only and will likely differ from the actual cash payments required in future periods. In addition, the amounts presented do not include the impact of our interest rate derivative contracts, deferred financing costs, discounts or premiums, all of which affect our overall cost of borrowing.

Programming commitments consist of obligations associated with certain of our programming, studio output and sports rights contracts that are enforceable and legally binding on us in that we have agreed to pay minimum fees without regard to (i) the actual number of subscribers to the programming services, (ii) whether we terminate service to a portion of our subscribers or dispose of a portion of our distribution systems or (iii) whether we discontinue our premium film or sports services. In addition, programming commitments do not include increases in future periods associated with contractual inflation or other price adjustments. Accordingly, the amounts reflected in the above table with respect to these contracts are significantly less than the amounts we expect to pay in these periods under these contracts. Payments to programming vendors have in the past represented, and are expected to continue to represent in the future, a significant portion of our operating costs. In this regard, during the nine months ended September 30, 2014 and 2013, the third-party programming and copyright costs incurred by our broadband communications and DTH operations aggregated $1,586.4 million and $1,097.9 million, respectively. The ultimate amount payable in excess of the contractual minimums of our studio output contracts, which expire at various dates through 2019, is dependent upon the number of subscribers to our premium movie service and the theatrical success of the films that we exhibit.

Network and connectivity commitments include (i) Telenet’s commitments for certain operating costs associated with its leased network, (ii) commitments associated with our MVNO agreements and (iii) certain repair and maintenance, fiber capacity and energy commitments of Unitymedia KabelBW. Subsequent to October 1, 2015, Telenet’s commitments for certain operating costs are subject to adjustment based on changes in the network operating costs incurred by Telenet with respect to its own networks. These potential adjustments are not subject to reasonable estimation and, therefore, are not included in the above table. The amounts reflected in the table with respect to certain of our MVNO commitments represent fixed minimum amounts payable under these agreements and, therefore, may be significantly less than the actual amounts we ultimately pay in these periods.

Purchase commitments include unconditional purchase obligations associated with commitments to purchase customer premises and other equipment that are enforceable and legally binding on us.

Commitments arising from acquisition agreements (including with respect to the Ziggo Merger Agreement) are not reflected in the above table.

In addition to the commitments set forth in the table above, we have significant commitments under (i) derivative instruments and (ii) defined benefit plans and similar agreements, pursuant to which we expect to make payments in future periods. For information concerning projected cash flows associated with these derivative instruments, see Projected Cash Flows Associated with Derivative Instruments below. For information concerning our derivative instruments, including the net cash paid or received in connection with these instruments during the nine months ended September 30, 2014 and 2013, see note 5 to our September 30, 2014 condensed consolidated financial statements.

We also have commitments pursuant to agreements with, and obligations imposed by, franchise authorities and municipalities, which may include obligations in certain markets to move aerial cable to underground ducts or to upgrade, rebuild or extend portions of our broadband communication systems. Such amounts are not included in the above table because they are not fixed or determinable.

Projected Cash Flows Associated with Derivative Instruments

The following table provides information regarding the projected cash flows of our continuing operations associated with our derivative instruments. The U.S. dollar equivalents presented below are based on interest rates and exchange rates that were in effect as of September 30, 2014. These amounts are presented for illustrative purposes only and will likely differ from the actual cash payments required in future periods. For additional information regarding our derivative instruments, including our counterparty credit risk, see note 5 to our September 30, 2014 condensed consolidated financial statements.

	Payments (receipts) due during:							Total
	Remainder of 2014	2015	2016	2017	2018	2019	Thereafter
	in millions
Projected derivative cash payments (receipts), net:
Liberty Global Group:
Interest-related (a)	$24.7	$300.9	$250.6	$152.3	$123.6	$37.1	$24.6	$913.8
Principal-related (b)	(21.8)	258.0	52.3	170.9	(54.7)	(72.9)	(107.1)	224.7
Other (c)	(3.5)	72.7	(99.5)	(103.8)	(65.9)	—	—	(200.0)

Total Liberty Global Group	(0.6)	631.6	203.4	219.4	3.0	(35.8)	(82.5)	938.5

LiLAC Group:
Interest-related (a)	—	43.3	43.5	43.3	43.3	43.3	86.9	303.6
Principal-related (b)	—	—	—	—	—	—	(129.3)	(129.3)
Other	(3.0)	—	—	—	—	—	—	(3.0)

Total LiLAC Group	(3.0)	43.3	43.5	43.3	43.3	43.3	(42.4)	171.3

Total	$(3.6)	$674.9	$246.9	$262.7	$46.3	$7.5	$(124.9)	$1,109.8

(a)	Includes (i) the cash flows of our interest rate cap, collar and swap contracts and (ii) the interest-related cash flows of our cross-currency and interest rate swap contracts.

(b)	Includes the principal-related cash flows of our cross-currency contracts.

(c)

Includes amounts related to our equity-related derivative instruments and, to a lesser extent, our foreign currency forward contracts. We may elect to use cash or the collective value of the related shares and equity-related derivative instruments to settle the Sumitomo Collar Loan and Ziggo Collar Loan.

ANNEX G: MARKED COPY OF NEW ARTICLES OF ASSOCIATION

This Annex G provides a marked copy of our new articles of association, which shows changes to our existing articles of association that will be effected if our new articles are adopted. Added text is marked with underlining and deleted text is marked with strikethrough.

The Companies Act 2006

Company Limited by Shares

LIBERTY GLOBAL PLC

(incorporated as Lynx Europe Limited on 29 January 2013 with company number 08379990,

formerly known as Liberty Global Corporation Limited

and re-registered as a public company on 5 June 2013)

ARTICLES OF ASSOCIATION

adopted by Special Resolution passed ~~30 May 2013~~on [            ] 2014

Page
MODEL ARTICLES NOT TO APPLY	G-3
INTERPRETATION	G-3
LIABILITY OF MEMBERS	~~4~~G-12
SHARES AND SHARE CAPITAL	~~4~~G-12
AUTHORITY TO ALLOT SHARES AND DISAPPLICATION OF PRE-EMPTION RIGHTS	~~7~~G-17
VARIATION OF RIGHTS	~~7~~G-18
SHARE CERTIFICATES	~~8~~G-19
LIEN	~~9~~G-19
CALLS ON SHARES	~~9~~G-20
FORFEITURE AND SURRENDER	~~10~~G-20
TRANSFER OF SHARES	~~11~~G-21
TRANSMISSION OF SHARES	~~12~~G-22
SHARE WARRANTS	~~13~~G-23
UNTRACED MEMBERS	~~14~~G-24
ALTERATION OF CAPITAL	~~15~~G-25
GENERAL MEETINGS	~~16~~G-26
NOTICE OF GENERAL MEETINGS	~~16~~G-26
LIST OF MEMBERS FOR VOTING AT GENERAL MEETINGS	~~17~~G-27
PROCEEDINGS AT GENERAL MEETINGS	~~17~~G-27
AMENDMENTS TO RESOLUTIONS	~~21~~G-30
PROPOSED SHAREHOLDER RESOLUTIONS	~~21~~G-31
VOTES OF MEMBERS	~~23~~G-32
PROXIES AND CORPORATE REPRESENTATIVES	~~26~~G-34
NUMBER AND CLASSIFICATION OF DIRECTORS	~~29~~G-37
APPOINTMENT AND RE-ELECTION OF DIRECTORS	~~29~~G-37
DIRECTORS’ FEES AND EXPENSES	~~31~~G-39
DIRECTORS’ GRATUITIES AND BENEFITS	~~31~~G-39
ALTERNATE DIRECTORS	~~31~~G-39
POWERS OF THE BOARD	~~32~~G-40
DELEGATION OF DIRECTORS’ POWERS	~~32~~G-40
DISQUALIFICATION AND REMOVAL OF DIRECTORS	~~33~~G-41
EXECUTIVE DIRECTORS	~~34~~G-41
DIRECTORS’ INTERESTS	~~34~~G-42
PROCEEDINGS OF DIRECTORS	~~37~~G-44
MINUTES	~~39~~G-46
SECRETARY	~~40~~G-47
THE SEAL	~~40~~G-47
REGISTERS	~~40~~G-47
DIVIDENDS	~~41~~G-48
SCRIP DIVIDENDS	~~45~~G-53
CAPITALISATION OF PROFITS	~~46~~G-54
LILAC GROUP DISPOSITION	G-59
CHANGE OF THE COMPANY’S NAME	~~50~~G-61
RECORD DATES	~~50~~G-61
ACCOUNTS	~~50~~G-62
NOTICES AND OTHER COMMUNICATIONS	~~51~~G-62
DESTRUCTION OF DOCUMENTS	~~54~~G-65
WINDING UP	~~55~~G-66
INDEMNITY AND INSURANCE	~~55~~G-67
DISPUTE RESOLUTION	~~56~~G-68

ARTICLES OF ASSOCIATION

of

LIBERTY GLOBAL PLC

PUBLIC LIMITED COMPANY

“the Company”

(effective as from ~~5 June 2013~~[            ] 2015)

MODEL ARTICLES NOT TO APPLY

1.	The regulations in the relevant model articles shall not apply to the Company.

INTERPRETATION

2.	In these Articles (if not inconsistent with the subject or context) the following words shall bear the following meanings:

“Articles” means the articles of association for the time being of the Company;

“Average Market Value” of an Ordinary Share or of any other Publicly Traded security means the volume-weighted average price of such security, rounded to two (2) decimal places (as reported on Bloomberg Financial Markets or, if not so reported, as published or derived from the principal stock exchange or securities market on which such security is then listed or quoted or dealt in or, in any such case, such other sources as shall be determined to be appropriate by the Board (whose determination shall be final and binding on the shareholders of the Company) over the applicable period prescribed by these Articles, provided that, if on any day during any period, such price is not available or cannot otherwise be determined as provided by the foregoing, the volume-weighted average price of such security, rounded to two (2) decimal places, in respect of such day shall be the volume-weighted average price, as determined in accordance with the foregoing, on the immediately preceding day on which the same can be determined in accordance with the foregoing and, provided further that, the volume-weighted average price of a security on any day during any period prior to (i) the effective date of any subdivision or consolidation of outstanding securities or (ii) the “ex” date or any similar date for any dividend with respect to any such security will be appropriately adjusted by the Board (whose determination shall be final and binding on the shareholders of the Company) to reflect such subdivision, consolidation, combination, dividend or distribution;

“Board” means the board of Directors of the Company from time to time;

“British Pounds Sterling” or “£” means the lawful currency of the United Kingdom;

“certificated share” means a share in the capital of the Company which is held in physical certificated form and references in these Articles to a share being held in certificated form shall be construed accordingly;

“clear days” means, in relation to the period of a notice, that period excluding the day on which a notice is given or deemed to be given and the day for which it is given or on which it is to take effect~~;~~

~~“Class A Ordinary Shares” means the ordinary shares in the capital of the Company from time to time, identified in Article 5(a) and with the rights set out therein and these Articles generally;~~

~~“Class B Ordinary Shares” means the ordinary shares in the capital of the Company from time to time, identified in Article 5(b) and with the rights set out therein and these Articles generally;”Class C Ordinary Shares” means the ordinary shares in the capital of the Company from time to time, identified in Article 5(c) and with the rights set out therein and these Articles generally~~;

“Companies Act” means the Companies Act 2006 including any modifications or re-enactment of it for the time being in force;

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person whether through the ownership of voting securities, by contract or otherwise, provided, however, that for the purposes of paragraph (c) of the definition “Exempt LiLAC Group Disposition” the Company will, without limitation of the foregoing, in any event be deemed to Control any person in which the Company beneficially owns (after giving effect to the applicable Disposition):

(a)

twenty five (25) per cent. or more of the total voting rights of the voting securities of such person then outstanding, provided that, immediately after giving effect to such Disposition, no other person that is not Controlled by the Company beneficially owns voting securities of such person having voting rights greater than the voting rights of the voting securities beneficially owned by the Company; or

(b)	equity securities representing fifty (50) per cent. or more of the common equity interest or economic equity interest in such person.

“Convertible Securities” means:

(a)

any securities of the Company (other than any class of Ordinary Shares) that are convertible into, or exercisable or exchangeable for or evidence the right to purchase any shares of any class of Ordinary Shares whether upon conversion, exchange, pursuant to anti-dilution provisions of such securities or otherwise; and

(b)

securities of any other person that are convertible into, or exercisable or exchangeable for or evidence the right to purchase securities of such person or any other person, whether upon conversion, exchange, pursuant to anti-dilution provisions of such securities or otherwise.

“Deferred Shares” means the deferred shares in the capital of the Company from time to time, identified in Article 5(h) and with the rights set out therein and in these Articles generally;

“Depositary” means any depositary, custodian or nominee approved by the Board that holds legal title to shares in the capital of the Company for the purposes of facilitating beneficial ownership of such shares by another individual;

“Determination Date” means the date designated by the Board for determining the Market Value Ratio or the Disposition Value Ratio, as the case may be;

“Director” means a director of the Company from time to time;

“Disposition” means the sale, transfer, exchange, assignment or other disposition (whether by scheme of arrangement, merger, consolidation, sale or contribution of assets or securities or otherwise) of assets other than the Company as a whole. The term “Disposition” does not include the sale, transfer, exchange, assignment or other disposition (whether by scheme of arrangement, merger, consolidation, sale or contribution of assets or securities, or otherwise) of the Company to any other person or persons or any other business combination involving the Company as a whole;

“Disposition Dividend Deferral Ratio” means an amount (rounded, if necessary, to the nearest five (5) decimal places) equal to:

DF x (1-DRR)

where

DF is the Disposition Fraction

DRR is the Disposition Retention Ratio;

“Disposition Fraction” means the amount (rounded, if necessary, to the nearest five (5) decimal places) obtained by dividing (i) the Fair Value of the LiLAC Group Allocable Net Proceeds of a LiLAC Group Disposition by (ii) the market capitalisation of the LiLAC Group calculated using the Average Market Value of the LiLAC Reference Share over the period of twenty (20) consecutive Trading Days beginning on the second (2nd) Trading Day following consummation of the LiLAC Group Disposition, provided that, if such amount is calculated as being greater than one (1) the amount shall be deemed to be equal to one (1);

“Disposition LiLAC Share Retention Ratio” means an amount (rounded, if necessary, to the nearest five (5) decimal places) equal to:

1 – (DF x DRR)

where

DF is the Disposition Fraction

DRR is the Disposition Retention Ratio;

“Disposition Redesignation Ratio” means an amount (rounded, if necessary, to the nearest five (5) decimal places) equal to:

DF x DRR x DVR

where

DF is the Disposition Fraction

DRR is the Disposition Retention Ratio

DVR is the Disposition Value Ratio;

“Disposition Retention Ratio” means the amount (rounded, if necessary, to the nearest five (5) decimal places) obtained by dividing (i) the amount of the Fair Value of LiLAC Group Allocable Net Proceeds to be retained pursuant to Article 221(c) by the Company by (ii) the total Fair Value of the LiLAC Group Allocable Net Proceeds, provided that, if such amount is calculated as being greater than one (1) the amount shall be deemed to be equal to one (1);

“Disposition Value Ratio” means one hundred and ten (110) per cent. of the amount (rounded, if necessary, to the nearest five (5) decimal places) obtained by dividing (i) the Average Market Value of the LiLAC Reference Share over the period of twenty (20) consecutive Trading Days beginning on the second (2nd) Trading Day following the consummation of a LiLAC Group Disposition by (ii) the Average Market Value of the Liberty Global Reference Share over the same twenty (20) Trading Day period;

“Distribution Securities” has the meaning given to it in Article 203;

“dividend” means dividend or bonus;

“Effective Date” means the date upon which these Articles become effective in accordance with the approval of the shareholders of the Company;

“electronic address” means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder;

“executed” means any mode of execution;

“Exempt LiLAC Group Disposition” means any of the following:

(a)

the Disposition of all or substantially all of the Company’s assets in one (1) transaction or a series of transactions in connection with the liquidation, dissolution or winding up of the Company within the meaning of Article 247;

(b)	a dividend or other distribution in accordance with Article 204;

(c)	a LiLAC Group Disposition to any person that the Company, directly or indirectly, after giving effect to the Disposition, Controls;

(d)	a LiLAC Group Disposition in connection with a LiLAC Group Related Business Transaction; or

(e)	a LiLAC Group Disposition approved by an ordinary resolution passed at a separate meeting of the holders of LiLAC Ordinary Shares as being classified as an Exempt LiLAC Group Disposition.

“Fair Value” means, as of any date:

(a)	in the case of any equity security that is Publicly Traded, the Average Market Value thereof over the period of twenty (20) consecutive Trading Days ending on the Trading Day preceding such date;

(b)

in the case of any equity security that is not Publicly Traded or debt security, the fair value per share or per other unit of such security, on a fully diluted basis, as determined by an independent investment banking firm experienced in the valuation of securities selected in good faith by the Board or, if no investment banking firm is selected, as determined in the good faith judgment of the Board;

(c)

in the case of cash denominated in US Dollars, the face amount thereof and in the case of cash denominated other than in US Dollars, the face amount thereof converted into US Dollars at the rate published in The Wall Street Journal on such date or, if not so published, at such rate as shall be determined in good faith by the Board based upon such information as the Board shall in good faith determine to be appropriate; and

(d)

in the case of assets or property other than securities or cash, the “Fair Value” thereof shall be determined in good faith by the Board based upon such information (including, if deemed desirable by the Board, appraisals, valuation reports or opinions of experts) as the Board shall in good faith determine to be appropriate, with any determination by the Board being final and binding on all shareholders of the Company.

“financial institution” means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated within the meaning of section 778(2) of the Companies Act;

“Group” means the Liberty Global Group or the LiLAC Group;

“holder” means, in relation to a share in the capital of the Company, the member whose name is entered in the register of members as the holder of that share;

“Inter-Group Interest” means, as of any date the notional interest, if any, that the Liberty Global Group may be treated as holding as of such date in the LiLAC Group in accordance with the Management and Allocation Policies;

“Liberty Global Class A Ordinary Shares” means the ordinary shares in the capital of the Company from time to time, identified in Article 5(a) and with the rights set out therein and in these Articles generally;

“Liberty Global Class B Ordinary Shares” means the ordinary shares in the capital of the Company from time to time, identified in Article 5(b) and with the rights set out therein and in these Articles generally;

“Liberty Global Class C Ordinary Shares” means the ordinary shares in the capital of the Company from time to time, identified in Article 5(c) and with the rights set out therein and in these Articles generally;

“Liberty Global Group” means, as of any date:

(a)

all of the assets, liabilities and businesses of the Company and its Subsidiaries as of the Effective Date, in each case, other than any assets, liabilities or businesses attributable to the LiLAC Group as of the Effective Date;

(b)

all assets, liabilities and businesses acquired or assumed by the Company or any of its Subsidiaries not otherwise for the account of the LiLAC Group, or not otherwise contributed, allocated or transferred to the LiLAC Group (including the net proceeds of any issuances, sales or incurrences for the account of the Liberty Global Group of Liberty Global Ordinary Shares, Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase Liberty Global Ordinary Shares, or indebtedness or Preference Shares attributed to the Liberty Global Group), in each case, after the Effective Date and as determined in good faith by the Board, which determination shall be final and binding on all shareholders of the Company;

(c)	the proceeds of any disposition of any of the foregoing; and

(d)

any Inter-Group Interest deemed to be held in the LiLAC Group, as determined in good faith by the Board in accordance with the Management and Allocation Policies, which determination shall be final and binding on all shareholders of the Company;

provided that the Liberty Global Group will not include (x) any assets, liabilities or businesses disposed of after the Effective Date, including, without limitation, by dividend, to holders of Liberty Global Ordinary Shares from and after the date of such Disposition or (y) any assets, liabilities or businesses transferred or allocated after the Effective Date from the Liberty Global Group to the LiLAC Group (other than pursuant to an Inter-Group Interest, if any, in the LiLAC Group pursuant to paragraph (d) above), from and after such transfer or allocation.

“Liberty Global Ordinary Shares” means Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares and any other shares in the capital of the Company designated as Liberty Global Ordinary Shares from time to time;

“Liberty Global Reference Share” means one (1) Liberty Global Class C Ordinary Share unless (i) on any single Trading Day as of which a valuation determination is being made or on the first (1st) Trading Day of any Trading Day period with respect to which a valuation determination is being made, in each case, the number of shares outstanding of any other Publicly Traded class of Liberty Global Ordinary Shares exceeds the number of shares outstanding of Liberty Global Class C Ordinary Shares and (ii) the Board determines in good faith to base such valuation determination on such other Publicly Traded class of Liberty Global Ordinary Shares in lieu of basing it on one (1) Liberty Global Class C Ordinary Share, which determination will be final and binding on all shareholders of the Company, in which case the term “Liberty Global Reference Share” will mean one (1) share of such other Publicly Traded class of Liberty Global Ordinary Shares;

“Liberty Global Voting Shares” means Liberty Global Class A Ordinary Shares and Liberty Global Class B Ordinary Shares and any other class of shares which is designated as Liberty Global Voting Shares and will be entitled to attend and vote at general meetings with the other Liberty Global Voting Shares only as and to the extent expressly provided for by the terms of the applicable shares;

“LiLAC Class A Ordinary Shares” means the ordinary shares in the capital of the Company from time to time, identified in Article 5(d) and with the rights set out therein and in these Articles generally;

“LiLAC Class B Ordinary Shares” means the ordinary shares in the capital of the Company from time to time, identified in Article 5(e) and with the rights set out therein and in these Articles generally;

“LiLAC Class C Ordinary Shares” means the ordinary shares in the capital of the Company from time to time, identified in Article 5(f) and with the rights set out therein and in these Articles generally;

“LiLAC Distribution Fraction” means the amount (rounded, if necessary to the nearest five (5) decimal places) obtained by dividing (i) the Fair Value of the Distribution Securities distributed to holders of LiLAC Ordinary Shares, by (ii) the market capitalisation of the LiLAC Group calculated using the Average Market Value of the LiLAC Reference Share over the period of twenty (20) consecutive Trading Days beginning on the second (2nd) Trading Day following consummation of the relevant Share Distribution, provided that, if such amount is calculated as being greater than one (1), the amount shall be deemed to be equal to one (1);

“LiLAC Group” means, as of any date:

(a)

all assets, liabilities and businesses of the Company or any of its Subsidiaries to the extent attributed to the LiLAC Group as of the Effective Date in accordance with the Management and Allocation Policies;

(b)

all assets, liabilities and business acquired or assumed by the Company or any of its Subsidiaries for the account of the LiLAC Group, or contributed, allocated or transferred to the LiLAC Group (including the net proceeds of any issuances, sales or incurrences for the account of the LiLAC Group of shares of LiLAC Ordinary Shares, Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase LiLAC Ordinary Shares, or indebtedness or Preference Shares attributed to the LiLAC Group), in each case, after the Effective Date and as determined in good faith by the Board, which determination shall be final and binding on all shareholders of the Company; and

(c)	the proceeds of any disposition of any of the foregoing,

provided that the LiLAC Group will not include (x) any assets, liabilities or businesses disposed of after the Effective Date, including, without limitation, by dividend, to holders of LiLAC Ordinary Shares, or to holders of Liberty Global Ordinary Shares in respect of an Inter-Group Interest, from and after the date of such Disposition or (y) any assets, liabilities or businesses transferred or allocated after the Effective Date from the LiLAC Group to the Liberty Global Group, from and after such transfer or allocation;

“LiLAC Group Allocable Net Proceeds” means, with respect to any LiLAC Group Disposition, an amount, if any, equal to the Fair Value of what remains of the gross proceeds of such Disposition to the Company after any payment of, or reasonable provision for:

(a)

any taxes payable by the Company or any of its Subsidiaries in connection with such Disposition or in respect of any resulting dividend pursuant to Article 221, including any transfer or withholding taxes imposed with respect to the transfer of any proceeds from such Disposition, or of transfers made in relation to the relevant proceeds in connection with such dividend (or that would have been payable but for the utilisation of tax benefits attributable to the Liberty Global Group);

(b)	any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses; and

(c)

any liabilities and other obligations (contingent or otherwise) of, or attributed to, the LiLAC Group that relate to the assets disposed of, including, without limitation, any deferred taxes, any indemnity or guarantee obligations incurred in connection with such Disposition or any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends and other obligations in respect of Preference Shares attributed to the LiLAC Group.

For the purposes of this definition, any assets of the LiLAC Group remaining after such Disposition will constitute “reasonable provision” for such amounts of taxes, costs, liabilities and other obligations (contingent or otherwise) as can be supported by such assets;

“LiLAC Group Disposition” means the Disposition, in one (1) transaction or a series of related transactions, by the Company and its Subsidiaries comprising, in the good faith opinion of the Board, eighty (80) per cent. or more of the then Fair Value of the assets of, or equity interests in, the LiLAC Group to one (1) or more persons, provided that where a LiLAC Group Disposition comprises a series of related transactions, the LiLAC Group Disposition shall not be deemed to have been consummated until the consummation of the final transaction in such series;

“LiLAC Group Related Business Transaction” means any Disposition of all or substantially all of the assets of the LiLAC Group in which the Company receives as proceeds of such Disposition primarily equity securities (including, without limitation, capital stock, securities convertible into capital stock or other equity securities, partnership, limited partnership or limited liability company interests and other types of equity securities, without regard to the voting rights or contractual or other management or governance rights related to such equity securities) of the purchaser or acquiror of such assets of the LiLAC Group, or a third party issuer, if a significant portion of the business or businesses in which such purchaser, acquiror or third party issuer is engaged or proposes to engage consists of one (1) or more businesses similar or complimentary to the businesses attributable to the LiLAC Group prior to such Disposition, as determined in good faith by the Board, which determination shall be final and binding on all shareholders of the Company;

“LiLAC Ordinary Shares” means the LiLAC Class A Ordinary Shares, LiLAC Class B Ordinary Shares and LiLAC Class C Ordinary Shares and any other shares in the capital of the Company designated as LiLAC Ordinary Shares from time to time;

“LiLAC Reference Share” means one (1) LiLAC Class C Ordinary Share unless (i) on any single Trading Day as of which a valuation determination is being made or on the first (1st) Trading Day of any Trading Day period with respect to which a valuation determination is being made, in each case, the number of shares outstanding of any other Publicly Traded class of LiLAC Ordinary Shares exceeds the number of shares outstanding of LiLAC C Ordinary Shares and (ii) the Board determines in good faith to base such valuation determination on such other Publicly Traded class of LiLAC Ordinary Shares in lieu of basing it on one (1) LiLAC C Ordinary Share, which determination will be final and binding on all shareholders of the Company, in which case the term “LiLAC Reference Share” will mean one (1) share of such other Publicly Traded class of LiLAC Ordinary Shares;

“LiLAC Voting Shares” means LiLAC Class A Ordinary Shares and LiLAC Class B Ordinary Shares and any class of shares which is designated as LiLAC Voting Shares and will be entitled to attend and vote at general meetings with the other LiLAC Voting Shares only as and to the extent expressly provided for by the terms of the applicable shares;

“Management and Allocation Policies” means the management policies adopted by the Board on or before the Effective Date, as they may be amended from time to time, in respect of the allocation of assets, liabilities and other relationships between the LiLAC Group and the Liberty Global Group and the recognition and management of any Inter-Group Interest treated as held by the Liberty Global Group;

“Market Value Ratio” means the amount (rounded, if necessary, to the nearest five (5) decimal places) obtained by dividing (i) the Average Market Value of the LiLAC Reference Share over the period of twenty (20) consecutive Trading Days ending on the Trading Day preceding the Determination Date by (ii) the Average Market Value of the Liberty Global Reference Share over period of twenty (20) consecutive Trading Days ending on the Trading Day preceding the Determination Date;

“member” means a member of the Company;

“Office” means the registered office of the Company from time to time;

“officer” includes a Director, manager and the secretary, but shall not include an auditor;

“Ordinary Shares” means the Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares, Liberty Global Class C Ordinary Shares, LiLAC Class A Ordinary Shares, LiLAC Class B Ordinary Shares, LiLAC Class C Ordinary Shares and any other ~~ordinary~~ shares in the capital of the Company designated as ordinary shares from time to time;

“paid” means paid or credited as paid;

“Preference Shares” means the preference shares in the capital of the Company from time to time, identified in Article 5(~~d~~g) and with the rights set out therein and in these Articles generally;

“public announcement” shall mean disclosure in a press release reported by Reuters, the Dow Jones News Service, Associated Press or a comparable news service or other method of public announcement as the Board may deem appropriate in the circumstances or in a document publicly filed by the Company with the US Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act;

“Publicly Traded” means, with respect to shares or other securities, that such shares or other securities are traded on an internationally recognised securities exchange or quoted on the over-the-counter market, including the New York Stock Exchange and the Nasdaq Stock Market;

“Redesignation Date” means any date and time fixed by the Board for a redesignation of LiLAC Ordinary Shares pursuant to these Articles;

“register” means the register of members of the Company;

“seal” means the common seal (if any) of the Company and includes an official seal (if any) kept by the Company by virtue of section 49 or 50 of the Companies Act;

“secretary” means the secretary of the Company and includes a joint, assistant, deputy or temporary secretary and any other person appointed to perform the duties of the secretary of the Company;

“Share Distribution” means a dividend or other distribution payable in shares of any class or series, Convertible Securities or other equity securities of any person;

“Subsidiary” when used with respect to any person, means:

(a)

(i)

a corporation of which a majority in voting rights of its share capital or capital stock with voting rights, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such person, by a Subsidiary of such person, or by such person and one (1) or more Subsidiaries of such person, whether or not such power is subject to a voting agreement or similar encumbrance;

(ii)	a partnership or limited liability company in which such person or a Subsidiary of such person is, at the date of determination:

(A)	in the case of a partnership, a general partner of such partnership with the power affirmatively to direct the policies and management of such partnership; or

(B)

in the case of a limited liability company, the managing member or, in the absence of a managing member, a member with the power affirmatively to direct the policies and management of such limited liability company; or

(iii)

any other person (other than a corporation) in which such person, a Subsidiary of such person or such person and one (1) or more Subsidiaries of such person, directly or indirectly, at the date of determination thereof, has:

(A)	the power to elect or direct the election of a majority of the members of the governing body of such person, whether or not such power is subject to a voting agreement or similar encumbrance; or

(B)	in the absence of such a governing body, at least a majority ownership interest; or

(b)

any other person of which an aggregate of more than fifty (50) per cent. of the equity interests are, at any time, directly or indirectly, owned by such person and/or one (1) or more Subsidiaries of such person.

“Trading Day” means each day on which the relevant share or security is traded on an internationally recognised securities exchange, or quoted on an over-the-counter market, including the New York Stock Exchange and the Nasdaq Stock Market;

“uncertificated share” means a share in the capital of the Company which is not held in physical certificated form and references in these Articles to a share being held in uncertificated form shall be construed accordingly;

“undertaking” includes a body corporate, trust or partnership, joint ventures or an unincorporated association carrying on a trade or business with or without a view to profit (and, in relation to an undertaking which is not a company, expressions in these ~~articles~~Articles appropriate to companies shall be construed as references to the corresponding persons, officers, documents or organs (as the case may be) appropriate to undertakings of that description);

“United Kingdom” means Great Britain and Northern Ireland;

“US Dollars” or “$” means the lawful currency of the United States of America; and

“Voting Shares” means the ~~Class A Ordinary~~Liberty Global Voting Shares and LiLAC Voting Shares, ~~Class B Ordinary Shares~~ and any other shares which may be issued with the right to attend and vote at general meetings.

3.

Subject to the following paragraph, references to any provision of any enactment or of any subordinate legislation (as defined by section 2(1) of the Interpretation Act 1978) include any modification or re-enactment of that provision for the time being in force.

Words and expressions contained in these Articles which are not defined in Article 2 but are defined in the Companies Act have the same meaning as in the Companies Act (but excluding any modification of the Companies Act not in force at the date these Articles took effect) unless inconsistent with the subject or the context.

In these Articles, unless the context otherwise requires:

(a)	words in the singular include the plural, and vice versa;

(b)	words importing any gender include all genders;

(c)	a reference to a person includes a reference to a body corporate (wherever resident or domiciled) and to an unincorporated body of persons;

(d)

reference to a document or information being “sent”, “supplied” or “given” to or by a person means such document or information, or a copy of such document or information, being sent, supplied, given, delivered, issued or made available to or by, or served on or by, or deposited with or by that person by any method authorised by these Articles, and “sending”, “supplying” and “giving” shall be construed accordingly;

(e)

references to documents “being signed” or to “signature” include a reference to it being executed under hand or under seal or by any other method and, in the case of a communication in electronic form, such references are to its being authenticated as specified in the Companies Act;

(f)

references to “ writing” include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form, whether sent or supplied in electronic form or made available on a website or otherwise and “written” shall be construed accordingly;

(g)	references to “other” and “otherwise” shall not be construed ejusdem generis where a wider construction is possible;

(h)	references to a power are to power of any kind, whether administrative, discretionary or otherwise;

(i)	references to a committee of the Directors are to a committee established in accordance with these Articles, whether or not comprised wholly of Directors;

(j)

any words following the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms;

(k)	powers of delegation shall not be restrictively construed but the widest interpretation shall be given to them;

(l)

the word Board in the context of the exercise of any power contained in these Articles includes any committee consisting of one (1) or more Directors, any Director, any other officer of the Company and any local or divisional board, manager or agent of the Company to which or, as the case may be, to whom the power in question has been delegated;

(m)	no power of delegation shall be limited by the existence or, except where expressly provided by the terms of delegation, the exercise of that or any other power of delegation; and

(n)

except where expressly provided by the terms of delegation, the delegation of a power shall not exclude the concurrent exercise of that power by any other body or person who is for the time being authorised to exercise it under these Articles or under another delegation of the power.

The headings are inserted for convenience only and do not affect the construction of these Articles.

LIABILITY OF MEMBERS

4.	The liability of each member is limited to the amount, if any, unpaid on the shares held by that member.

SHARES AND SHARE CAPITAL

5.	The Company may issue the following shares in the capital of the Company with rights attaching to them and denominated, in each case, as follows:

(a)

Liberty Global Class A Ordinary Shares, each of which shall be denominated in US Dollars with a nominal value of $0.01. Each Liberty Global Class A Ordinary Share shall be issued with one (1) vote attaching to it for voting purposes in respect of all matters on which Liberty Global Voting Shares in the capital of the Company have voting rights, and shall form a single class with the other Liberty Global Voting Shares in the capital of the Company for such purposes, and one (1) vote attaching to it for voting purposes in respect of all matters on which Voting Shares in the capital of the Company have voting rights, and shall form a single class with the other Voting Shares in the capital of the Company for such purposes. Subject to Articles ~~200, 201, 212~~202, 203, 215 and ~~213,~~216, each Liberty Global Class A Ordinary Share shall rank equally with all other Liberty Global Ordinary Shares in the capital of the Company for any dividend declared or in respect of the capitalisation of profits, in favour of the Liberty Global Ordinary Shares. Each Liberty Global Class A Ordinary Share shall rank equally with all ~~other~~Liberty Global Ordinary Shares and LiLAC Ordinary Shares in the capital of the Company for, and shall have those rights set out in Article 247(a) in respect of, any distribution made on a winding up of the Company.

(b)

Liberty Global Class B Ordinary Shares, each of which shall be denominated in US Dollars with a nominal value of $0.01. Each Liberty Global Class B Ordinary Share shall be issued with ten (10) votes attaching to it for voting purposes in respect of all matters on which Liberty Global Voting Shares in the capital of the Company have voting rights, and shall form a single class with the other Liberty Global Voting Shares in the capital of the Company for such purposes, and ten (10) votes attaching to it for voting purposes in respect of all matters on which Voting Shares in the capital of the Company have voting rights, and shall form a single class with the other Voting Shares in the capital of the Company for such purposes. Subject to Articles ~~200, 201, 212~~202, 203, 215 and ~~213,~~216, each Liberty Global Class B Ordinary Share shall rank equally with all other Liberty Global Ordinary Shares in the capital of the Company for any dividend declared or in respect of the capitalisation of profits, in favour of the Liberty Global Ordinary Shares. Each Liberty Global Class B Ordinary Share shall rank equally with all ~~other~~Liberty Global Ordinary Shares and LiLAC Ordinary Shares in the capital of the Company for, and shall have those rights set out in Article 247(a) in respect of, any distribution made on a winding up of the Company. Each Liberty Global Class B Ordinary Share may be redesignated at any time in accordance with Article 7, at the election of the holder, into a Liberty Global Class A Ordinary Share.

(c)

Liberty Global Class C Ordinary Shares, each of which shall be denominated in US Dollars with a nominal value of $0.01. Subject to Article 71(c), each Liberty Global Class C Ordinary Share shall be issued without votes attaching to it. Subject to Articles 202, 203, 215 and 216 each Liberty Global Class C Ordinary Share shall rank equally with all other Liberty Global Ordinary Shares in the capital of the Company for any dividend declared or in respect of the capitalisation of profits, in favour of the Liberty Global Ordinary Shares. Each Liberty Global Class C Ordinary Share shall rank equally with all Liberty Global Ordinary Shares and LiLAC Ordinary Shares in the capital of the Company for, and shall have those rights set out in Article 247(a) in respect of, any distribution made on a winding up of the Company. Liberty Global Class C Ordinary Shares shall be issued without the right to receive notice of general meetings unless otherwise determined by the Board.

(d)

LiLAC Class A Ordinary Shares, each of which shall be denominated in US Dollars with a nominal value of $0.01. Each LiLAC Class A Ordinary Share shall be issued with one (1) vote attaching to it for voting purposes in respect of all matters on which LiLAC Voting Shares in the capital of the Company have voting rights, and shall form a single class with the other LiLAC Voting Shares in the capital of the Company for such purposes, and one (1) vote attaching to it for voting purposes in respect of all matters on which Voting Shares in the capital of the Company have voting rights, and shall form a single class with the other Voting Shares in the capital of the Company for such purposes. Subject to Articles 202, 204, 215 and 218, each LiLAC Class A Ordinary Share shall rank equally with all other LiLAC Ordinary Shares in the capital of the Company for any dividend declared, or in respect of the capitalisation of profits, in favour of the LiLAC Ordinary Shares. Each LiLAC Class A Ordinary Share shall rank equally with all Liberty Global Ordinary Shares and LiLAC Ordinary Shares in the capital of the Company for, and shall have those rights set out in Article 247(a) in respect of, any distribution made on a winding up of the Company.

(e)

LiLAC Class B Ordinary Shares, each of which shall be denominated in US Dollars with a nominal value of $0.01. Each LiLAC Class B Ordinary Share shall be issued with ten (10) votes attaching to it for voting purposes in respect of all matters on which LiLAC Voting Shares in the capital of the Company have voting rights, and shall form a single class with the other LiLAC Voting Shares in the capital of the Company for such purposes, and ten (10) votes attaching to it for voting purposes in respect of all matters on which Voting Shares in the capital of the Company have voting rights, and shall form a single class with the other Voting Shares in the capital of the Company for such purposes. Subject to Articles 202, 204, 215 and 218, each LiLAC Class B Ordinary Share shall rank equally with all other LiLAC Ordinary Shares in the capital of the Company for any dividend declared or in respect of the capitalisation of profits, in favour of the LiLAC Ordinary Shares. Each LiLAC Class B Ordinary Share shall rank equally with all Liberty Global Ordinary Shares and LiLAC Ordinary Shares in the capital of the Company for, and shall have those rights set out in Article 247(a) in respect of, any distribution made on a winding up of the Company. Each LiLAC Class B Ordinary Share may be redesignated at any time in accordance with Article 7, at the election of the holder, into a LiLAC Class A Ordinary Share.

(f)

~~(c) Class C Ordinary Shares, each of which shall be denominated in US Dollars with a nominal value of $0.01. Each~~LiLAC Class C Ordinary Shares, each of which shall be denominated in US Dollars with a nominal value of $0.01. Subject to Article 71(c), each LiLAC Class C Ordinary Share shall be issued without votes attaching to it. Subject to Articles ~~200, 201, 212~~202, 204, 215 and ~~213~~218, each Liberty LiLAC Class C Ordinary Share shall rank equally with all other LiLAC Ordinary Shares in the capital of the Company for any dividend declared or in respect of the capitalisation of profits~~. Each~~, in favour of the LiLAC Ordinary Shares. Each LiLAC Class C Ordinary Share shall rank equally with all ~~other~~Liberty Global Ordinary Shares and LiLAC Ordinary Shares in the capital of the Company for, and shall have those rights set out in Article 247(a) in respect of, any distribution made on a winding up of the Company. LiLAC Class C Ordinary Shares shall be issued without the right to receive notice of general meetings unless otherwise determined by the Board.

(g)

~~(d)~~ Preference Shares, each of which shall be denominated in US Dollars with a nominal value ~~of $0.01.~~to be determined by the Board. Preference Shares may be issued in one (1) or more classes with or without votes attaching to them, with the Board to determine the existence of such voting rights and, if any, the ranking of such voting rights in relation to the other shares in the capital of the Company. The Board may determine any other terms and conditions of the Preference Shares, including with regards to their rights (i) to receive dividends (which may include the right to receive preferential or cumulative dividends), (ii) to distributions made by the Company on a winding up, and (iii) to be convertible into, or exercisable or exchangeable for, shares of any other class or classes of the same or any other class or classes of shares, at such price or prices or at such rates of exchange and with such adjustments as may be determined by the Board.

(h)

Deferred Shares, each of which shall be denominated in US Dollars with a nominal value to be determined by the Board. Deferred Shares shall confer no right to participate in the profits of the Company. On a return of capital on a winding-up (excluding any re-organisation of the Company’s assets, liabilities or Subsidiaries on an intra-group and solvent basis), but not otherwise, there shall be paid to the holders of Deferred Shares the nominal capital paid up or credited as paid up on such Deferred Shares after:

(i)

first paying to the holders of any Preference Shares the nominal capital paid up or credited as paid up on the Preference Shares and any amount required to be paid to the holders of Preference Shares; and

(ii)	second paying to the holders of Ordinary Shares the nominal capital paid up or credited as paid up on the Ordinary Shares held by them, together with the sum of $10,000,000 on each Ordinary Share.

The holders of Deferred Shares shall not be entitled to any further right of participation in the assets of the Company. The holders of Deferred Shares shall not be entitled in their capacity as holders of such shares to receive notice of any general meeting of the Company or to attend, speak or vote at any such meeting. No share certificates shall be issued in respect of such shares. The Deferred Shares shall not be listed or traded on any stock exchange and shall not be transferable except with the written consent of the Board and except that the Company may at any time (and from time to time) (subject to the provisions of the Companies Act), without obtaining the sanction of the holder or holders of Deferred Shares:

(x)

appoint any person to execute on behalf of any holder of Deferred Shares a transfer of all of the Deferred Shares or any part thereof (and/or an agreement to transfer the same) to the Company or to such person as the Board may determine (whether or not an officer of the Company), and/or purchase the same in accordance with the provisions of the Companies Act, in any case for not more than an aggregate amount of one (1) cent for all the Deferred Shares then being transferred; and

(y)	cancel all or any of the Deferred Shares so acquired by the Company in accordance with the Companies Act.

The Company may from time to time create, allot and issue further shares, with or without voting rights, whether ranking pari passu with or in priority to the Deferred Shares and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose or require the consent of the holders of the Deferred Shares. No reduction in capital by the Company of the capital paid up on the Deferred Shares shall constitute a variation of such rights for any purpose and the Company shall be authorised at any time to reduce its capital (in accordance with the Companies Act) without obtaining the consent of the holders of Deferred Shares. Without prejudice to the foregoing, the Company is authorised to reduce (or purchase shares in) its capital of any class or classes and such reduction (or purchase) shall not involve a variation of rights attaching to the Deferred Shares for any purpose or require the consent of the holders of the Deferred Shares. No amendment to, or replacement of, the articles of association of the Company shall constitute a variation of the rights of the Deferred Shares for any purpose. To the extent that there is any conflict between any provision of this Article 5(h) and any other provision of these Articles, the provisions of this Article 5(h) shall prevail.

6.	Notwithstanding Article 5, subject to the provisions of the Companies Act, and without prejudice to any rights attached to any existing shares or class of shares:

(a)

any share may be issued in one (1) or more classes with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in ~~default~~the absence of such determination, as the Board ~~shall~~may determine; and

(b)

shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder and the Board may determine the terms, conditions and manner of redemption of shares provided that it does so before the shares are allotted.

7.

(a)

~~7.~~ Each holder of a fully paid Liberty Global Class B Ordinary Share and each holder of a fully paid LiLAC Class B Ordinary Share shall be entitled to redesignate the whole or part of his holding of Liberty Global Class B Ordinary Shares or LiLAC Class B Ordinary Shares, (not involving a fraction of ~~a Class B Ordinary Share~~either a Liberty Global Class B Ordinary Share or a LiLAC Class B Ordinary Share,) for the same number of fully paid Liberty Global Class A Ordinary Shares or LiLAC Class A Ordinary Shares, respectively, by delivering to the Office (or at such other place as the Board may from time to time appoint):

(i)

~~(a)~~ written notice of the number of Liberty Global Class B Ordinary Shares or LiLAC Class B Ordinary Shares, as applicable, that are to be redesignated, such notice to identify the name and address of such holder, as they appear on the Company’s books ~~(a redesignation notice)~~;

(ii)

~~(b)~~ in the case of a certificated share, the certificate or certificates representing the Liberty Global Class B Ordinary Shares or LiLAC Class B Ordinary Shares, as applicable, to be so redesignated; and

(iii)	~~(c)~~ such additional proof of title to the relevant shares of the person requesting redesignation, or authority of such person to request such redesignation, as the Board may require.

(b)

Any share redesignation notice once delivered shall not be withdrawn without the consent of the Board. The redesignation of the Liberty Global Class B Ordinary Shares or LiLAC Class B Ordinary Shares, as applicable, specified in the relevant redesignation notice shall be deemed to have been made at the close of business on the date of receipt by the Company of the relevant redesignation notice and such additional proof of title or authority as the Board may require in accordance with this Article 7.

(c)

If less than all of the Liberty Global Class B Ordinary Shares or LiLAC Class B Ordinary Shares, as applicable, represented by any certificate delivered in accordance with this Article 7 are to be redesignated, the Company shall issue and deliver to the holder a new certificate in respect of the balance of Liberty Global Class B Ordinary Shares or LiLAC Class B Ordinary Shares, as the case may be, comprised in the surrendered certificate without charge within one (1) month of the date of redesignation. If the Liberty Global Class A Ordinary Shares into which the relevant Liberty Global Class B Ordinary Shares have been redesignated, or the LiLAC Class A Ordinary Shares into which the relevant LiLAC Class B Ordinary Shares have been redesignated, as applicable, are in certificated form, the Company shall issue and deliver to the holder or holders of the Liberty Global Class A Ordinary Shares or LiLAC Class A Ordinary Shares, as the case may be, a new certificate or new certificates, as ~~the case may be~~applicable, in respect of the Liberty Global Class A Ordinary Shares or LiLAC Class A Ordinary Shares without charge within one (1) month of the date of redesignation. The Liberty Global Class A Ordinary Shares into which the relevant Liberty Global Class B Ordinary Shares are redesignated or the LiLAC Class A Ordinary Shares into which the relevant LiLAC Class B

Ordinary Shares are redesignated, as applicable, shall rank pari passu in all respects and form one (1) class with the Liberty Global Class A Ordinary Shares or LiLAC Class A Ordinary Shares, as the case may be, then in issue.

8.

(a)	The Board may determine at any time that each outstanding:

(i)	LiLAC Class A Ordinary Share will be redesignated as a Liberty Global Class A Ordinary Share in accordance with this Article 8;

(ii)	LiLAC Class B Ordinary Share will be redesignated as a Liberty Global Class B Ordinary Share in accordance with this Article 8; and

(iii)	LiLAC Class C Ordinary Share will be redesignated as a Liberty Global Class C Ordinary Share in accordance with this Article 8,

provided that shares of a class of LiLAC Ordinary Shares will not be redesignated into Liberty Global Ordinary Shares pursuant to this Article 8 without redesignating all outstanding shares of each other class of LiLAC Ordinary Shares in accordance with this Article 8.

(b)

Subject to the Companies Act and such changes and adjustments as the Board determines are necessary, including any adjustment in respect of Inter-Group Interests made in good faith by the Board in accordance with the Management and Allocation Policies, which determination shall be final and binding on all shareholders of the Company, any redesignation pursuant to Article 8(a) shall result in holders of:

(i)	LiLAC Class A Ordinary Shares holding a number of Liberty Global Class A Ordinary Shares per LiLAC Class A Ordinary Share equal to the Market Value Ratio;

(ii)	LiLAC Class B Ordinary Shares holding a number of Liberty Global Class B Ordinary Shares per LiLAC Class B Ordinary Share equal to the Market Value Ratio;

(iii)	LiLAC Class C Ordinary Shares holding a number of Liberty Global C Ordinary Shares per LiLAC Class C Ordinary Share equal to the Market Value Ratio, and the Board may consolidate and/or subdivide shares in the capital of the Company, redesignate LiLAC Class A Ordinary Shares as Liberty Global Class A Ordinary Shares, LiLAC Class B Ordinary Shares as Liberty Global Class B Ordinary Shares and LiLAC Class C Ordinary Shares as Liberty Global Class C Ordinary Shares, redesignate shares in the capital of the Company as Deferred Shares and capitalise the Company’s reserves, as necessary, to achieve this result, with any fractions arising as a result of such redesignation being dealt with in accordance with Article 67.

(c)

Any consolidation, subdivision, redesignation and capitalisation pursuant to this Article 8 will occur on a Redesignation Date on or prior to the forty-fifth (45th) day following the Determination Date. If the Board determines not to undertake such consolidation, subdivision, redesignation and capitalisation following the determination of the Market Value Ratio, the Board may at any time thereafter establish a new Determination Date, in which event the Market Value Ratio will be recalculated as of such new Determination Date and any consolidation, subdivision, redesignation and capitalisation pursuant to this Article 8 will occur on a new Redesignation Date established in accordance with this Article 8. If, for any reason, the Board is unable to procure that holders of LiLAC Ordinary Shares hold the Market Value Ratio of Liberty Global Ordinary Shares (other than fractions) per LiLAC Ordinary Share as contemplated by this Article 8, the Board shall not effect the redesignation described in Article 8(a).

(d)

Any deadline for effecting a redesignation prescribed by this Article 8 may be extended if deemed necessary or appropriate, in the discretion of the Board, to enable the Company to comply with applicable law, including United States federal securities laws, the rules of any securities exchange and the rules and regulations of any governmental authority.

9.

~~8.~~ The Company may exercise all powers of paying commissions or brokerage conferred or permitted by the Companies Act. Subject to the provisions of the Companies Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other and may be in respect of a conditional or an absolute subscription.

10.

~~9.~~ Except as required by law, no person shall be recognised by the Company as holding any share upon any trust. Except as otherwise provided by these Articles or by law, the Company shall not be bound by or recognise (even if having notice of it) any equitable, contingent, future, partial or other claim or any interest in any share (or in any fractional part of a share) except the holder’s absolute ownership of the entirety of the share and all the rights attaching to it.

11.

~~10.~~ Without prejudice to any powers which the Company or the Board may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to, shares and other securities in any form:

(a)	the Board may permit the holding of shares in any class of shares in uncertificated form; and

(b)	the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

12.

~~11.~~ Shares in the capital of the Company that fall within a certain class shall not form a separate class of shares from other shares in that class because any share in that class is held in uncertificated form.

13.

~~12.~~ Where the Company is entitled under any provision of the Companies Act or these Articles to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of, or otherwise enforce a lien over, a share held in uncertificated form, the Company shall be entitled, subject to the provisions of the Companies Act and these Articles to:

(a)

require the holder of that uncertificated share by notice to change that share into certificated form within the period specified in the notice and to hold that share in certificated form so long as required by the Company; and

(b)

take any action that the Board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share, or otherwise to enforce a lien in respect of that share.

14.

~~13.~~ If and to the extent that any provision of these Articles is inconsistent with the holding of or transfer of title to shares in uncertificated form it shall not apply to any share of any class which is in uncertificated form.

AUTHORITY TO ALLOT SHARES AND DISAPPLICATION OF PRE-EMPTION RIGHTS

15.	~~14.~~ In addition to any similar authority which has not been fully utilised, the Board shall be generally and unconditionally authorised pursuant to section 551 of the Companies Act to:

(a)

exercise all of the powers of the Company to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of $20,000,000 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on the date which is five (5) years from the date of the resolution approving the adoption of these Articles by ~~the Company~~ the Company or the fifth annual general meeting of the Company following adoption of these Articles by the Company, whichever is the sooner; and

(b)

make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of the authority described in this Article ~~14~~15 and the Board may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired.

16.

~~15.~~ The Board shall be generally empowered pursuant to section 570 of the Companies Act and section 573 of the Companies Act to allot equity securities (as defined in the Companies Act) for cash, pursuant to the authority conferred by Article ~~14~~15 of these Articles as if section 561(1) of the Companies Act did not apply to the allotment.

17.

~~16.~~ Subject to the provisions of the Companies Act relating to the authority to allot shares and the disapplication of pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, Articles 8, 205 and 221 and, in the case of redeemable shares, the provisions of Article ~~17~~18:

(a)	all shares for the time being in the capital of the Company shall be at the disposal of the Board; and

(b)

the Board may reclassify, allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

18.

~~17.~~ Subject to the provisions of the Companies Act, and without prejudice to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the Company or the holder. The Board may determine the terms, conditions and manner of redemption of any redeemable share so issued provided that it does so before the share is allotted.

VARIATION OF RIGHTS

19.

~~18.~~ Subject to the provisions of the Companies Act, if at any time the capital of the Company is divided into different classes of shares~~,~~ all or any of the rights attached to any existing class may from time to time be varied or abrogated, either while the Company is a going concern or during or in contemplation of a winding up:

(a)	in such manner (if any) as may be provided by those rights;

(b)

with the written consent of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), which consent shall be in hard copy form or in electronic form sent to such address (if any) for the time being specified by or on behalf of the Company for that purpose, or in default of such specification to the Office, and may consist of several documents, each executed or authenticated in such manner as the Board may approve by or on behalf of one (1) or more holders, or a combination of both; or

(c)	with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class~~,~~

but not otherwise.

20.

~~19.~~ For the purposes of Article ~~18,~~19, if at any time the capital of the Company is divided into different classes of shares, unless otherwise expressly provided by the rights attached to any share or class of shares, those rights shall be deemed not to be varied or abrogated by:

(a)	the redesignation of any LiLAC Ordinary Shares, or fractions thereof, as Liberty Global Ordinary Shares in accordance with these Articles;

(b)	the redesignation of that, or any other, class of shares in the capital of the Company as Deferred Shares, or fractions thereof, in accordance with these Articles;

(c)	~~(a)~~ the issue of further shares ranking pari passu with, or subsequent to, that share or class of shares;

(d)	~~(b)~~ the purchase or redemption by the Company of any of its own shares; and

(e)	~~(c)~~ the exercise by the Board of any of the powers contemplated by Articles ~~200,~~ 201 to 205, 214 to 219 and ~~210 to 213.~~221.

SHARE CERTIFICATES

21.

~~20.~~ On becoming the holder of any share other than a share in uncertificated form, every person (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled, without payment, to have issued to him within two (2) months after allotment or lodgement of a transfer (unless the terms of issue of the shares provide otherwise) one (1) certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of that holding). A holder may elect to receive one (1) or more additional certificates for any of his shares upon payment for every certificate after the first of such reasonable sum as the Directors may determine from time to time.

22.	~~21.~~ Every certificate shall:

(a)	be issued under the seal, or under such other form of authentication as the Board may approve (which may include manual or facsimile signatures by one (1) or more Directors); and

(b)	shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on the shares.

23.

~~22.~~ The Company shall not be bound to issue more than one (1) certificate for shares held jointly by more than one (1) person and delivery of a certificate to one (1) joint holder shall be sufficient delivery to all of them, and seniority shall be determined in the manner described in Article ~~105.~~106. Shares of different classes may not be included in the same certificate.

24.

~~23.~~ If a share certificate is damaged, defaced or worn out or said to be lost, stolen or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional out-of-pocket expenses incurred by the Company in investigating evidence and preparing the requisite form of indemnity as the Directors may determine but otherwise free of charge, and (in the case of damage, defacement or wearing out) on delivery up of the old certificate to the Company.

LIEN

25.

~~24.~~ The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the Company (whether presently or not) in respect of that share. The Board may at any time (generally or in a particular case) waive any lien or declare any share to be wholly or in part exempt from the provisions of Articles ~~24~~25 to ~~27~~28 inclusive. The Company’s lien on a share shall extend to all amounts (including without limitation dividends) payable in respect of it.

26.

~~25.~~ The Company may sell, in such manner as the Board determines, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen (14) clear days after notice has been sent to the holder of the share, or to the person entitled to it in consequence of the death or bankruptcy of the holder or otherwise by operation of law, demanding payment and stating that if the notice is not complied with the shares may be sold.

27.

~~26.~~ To give effect to the sale the Board may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser. In the case of a share in uncertificated form, the Board may, to enable the Company to deal with the share in accordance with the provisions of this Article ~~26,~~27, exercise any of the powers of the Company under Article ~~12~~13 to effect the sale of the share. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale and the transferee shall not be bound to see to the application of the purchase money.

28.

~~27.~~ The net proceeds of the sale, after payment of the costs, shall be applied in or towards payment or satisfaction of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and, whether the share sold is in certificated form or uncertificated form, subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES

29.

~~28.~~ Subject to the terms of allotment, the Board may from time to time make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen (14) clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

30.	~~29.~~ A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

31.	~~30.~~ The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

32.

~~31.~~ If a call or an instalment of a call remains unpaid in whole or in part after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, the rate determined by the Board, not exceeding fifteen (15) per cent. per annum, or, if higher, at the appropriate rate (as defined by the Companies Act), but the Board may in respect of any individual member waive payment of interest wholly or in part.

33.

~~32.~~ An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and notified and payable on the date so fixed or in accordance with the terms of the allotment. If it is not paid these Articles shall apply as if that sum had become due and payable by virtue of a call duly made and notified.

34.	~~33.~~ Subject to the terms of allotment, the Directors may on the issue of shares differentiate between the allottees or holders in the amounts and times of payment of calls on their shares.

35.

~~34.~~ The Board may, if it thinks fit, receive from any member willing to advance it all or any part of the amount unpaid on any shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay on all or any of the amount so advanced (until it would, but for such advance, become presently payable) interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the Board agree not exceeding fifteen (15) per cent. per annum or, if higher, the appropriate rate (as defined in the Companies Act).

FORFEITURE AND SURRENDER

36.

~~35.~~ If a call or an instalment of a call remains unpaid, in whole or in part, after it has become due and payable, the Board may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

37.

~~36.~~ If the notice is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board. The forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and which have not been paid before the forfeiture. When a share has been forfeited, notice of the forfeiture shall be sent to the person who was the holder of the share before the forfeiture. An entry shall be made promptly in the register opposite the entry of the share showing that notice has been sent, that the share has been forfeited and the date of forfeiture. No forfeiture shall be invalidated by the omission or neglect to send that notice or to make those entries.

38.

~~37.~~ Subject to the provisions of the Companies Act, a forfeited share shall be deemed to belong to the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board determines either to the person who was before the forfeiture the holder or to any other person. At any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Board determines. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the Board may, in the case of a share in certificated form, authorise someone to execute an instrument of transfer and, in the case of a share in uncertificated form, the Board may exercise any of the powers of the Company under Article ~~12.~~13. The Company may receive the consideration given for the share on its disposal and register the transferee as the holder of the share.

39.

~~38.~~ A person shall cease to be a member in respect of any share which has been forfeited or surrendered and shall, if the share is held in certificated form, surrender to the Company for cancellation the certificate for the share forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of that share plus interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the rate determined by the Board, not exceeding fifteen (15) per cent. per annum or, if higher, the appropriate rate (as defined in the Companies Act) from the date of forfeiture until payment. The Board may waive payment wholly or in part or enforce payment without any allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

40.

~~39.~~ The Board may accept the surrender of any share which it is in a position to forfeit upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

41.

~~40.~~ The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the person whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or are by the Companies Act given or imposed in the case of past members.

42.

~~41.~~ A statutory declaration by a Director or the secretary that a share has been duly forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

43.

~~42.~~ Without prejudice to any power of the Company to register as shareholder a person to whom the right to any share has been transmitted by operation of law, the instrument of transfer of a share in certificated form may be in any usual form or in any other form which the Board may approve. An instrument of transfer shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee. An instrument of transfer need not be under seal.

44.

~~43.~~ The Board may, in its absolute discretion, refuse to register the transfer of a share in certificated form if it is not fully paid provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis.

45.	~~44.~~ The Board may, in its absolute discretion, also refuse to register the transfer of a share:

(a)	unless the instrument of transfer:

(i)

is lodged, duly stamped, at the Office or such other place as the Board has appointed, accompanied by the certificate for the share to which it relates, or such other evidence as the Directors may reasonably require to show the transferor’s right to make the transfer, or evidence of the right of someone other than the transferor to make the transfer on the transferor’s behalf;

(ii)	is in respect of only one (1) class of shares; or

(iii)	is in favour of not more than four (4) transferees; or

(b)

if the transfer is with respect to a share on which the Company has a lien and a sum in respect of which the lien exists is presently payable and is not paid within fourteen (14) clear days after notice has been sent to the holder of the share in accordance with Article ~~25.~~26.

46.

~~45.~~ If the Board refuses to register a transfer of a share, it shall as soon as practicable and in any event within two (2) months after the date on which the instrument of transfer was lodged with the Company (in the case of a transfer of a share in certificated form) send to the transferee notice of the refusal together with reasons for the refusal. The Board shall send to the transferee such further information about the reasons for the refusal as the transferee may reasonably request.

47.	~~46.~~ No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

48.

~~47.~~ The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Board refuses to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is sent.

49.	~~48.~~ Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

50.

~~49.~~ If a member dies, the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest, but nothing in this Article ~~49~~50 shall release the estate of a deceased member from any liability in respect of any share which had been solely or jointly held by him.

51.

~~50.~~ A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may, upon such evidence being produced as the Board may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered, and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the Board may require (including without limitation the execution of any document) to enable himself or that person to be registered as the holder of the share. All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member or other event giving rise to the transmission had not occurred.

52.

~~51.~~ The Board may at any time send a notice requiring any such person referred to in Article ~~50~~51 to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days, the Board may after the expiry of that period withhold payment of all dividends or other amounts payable in respect of the share until the requirements of the notice have been complied with.

53.

~~52.~~ A person becoming entitled to a share by reason of the death or bankruptcy of a member or otherwise by operation of law shall, upon such evidence being produced as the Board may reasonably require as to his entitlement and subject otherwise to Article ~~50,~~51, have the same rights in relation to the share to which he would be entitled if he were the holder of the share, and may give a discharge for all dividends and other moneys payable in respect of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to receive notice of, or to attend or vote at, any general meeting or at any separate meeting of the holders of any class of shares in the capital of the Company.

SHARE WARRANTS

54.	~~53.~~ The Company, with respect to fully paid shares, may issue share warrants to bearer under the seal of the Company or in any other manner authorised by the Board.

55.

~~54.~~ A share warrant shall state that the bearer is entitled to the shares therein specified, and may provide by coupons or otherwise for the payment of future dividends or other moneys on or in respect of the shares included in such share warrant.

56.

~~55.~~ A share warrant shall entitle the bearer thereof to the shares included in it, and the shares may be transferred by the delivery of the share warrant, and the provisions of these Articles with respect to share certificates, liens, calls on shares and forfeiture and surrender, disclosure of interest, transfer of shares and transmission of shares shall not apply in relation to share warrants or the holders thereof.

57.

~~56.~~ The Board shall be at liberty to accept a certificate (in such form and from such person as the Board may approve) to the effect that a specified person is shown in the records of the person issuing such certificate as being entitled to the shares comprised in a specified share warrant as sufficient evidence of the facts stated in such certificate, and may treat the deposit of such certificate at the Office (or any other place specified from time to time by the Board) as equivalent to the deposit there of the share warrant, and may (inter alia) allot to the person named in such certificate any shares to which the bearer of the share warrant referred to in such certificate may be entitled and the rights of the allottee to the allotment shall not, after allotment, be questioned by any person.

58.

~~57.~~ The Board may determine and from time to time vary the conditions upon which share warrants shall be issued, and in particular (but without limitation) upon which a new share warrant or coupon will be issued in the place of one worn out, defaced, lost, stolen or destroyed (provided that no new share warrant may be issued to replace one that has been lost or destroyed unless the Board are satisfied beyond reasonable doubt that the original share warrant has been lost, stolen or destroyed), upon which (subject as hereinafter provided) the bearer of a share warrant shall be entitled to attend and vote at general meetings, and upon which a share warrant may be surrendered and the name of the holder entered in the register of members in respect of the shares therein specified. Subject to such conditions and to these Articles, the bearer of a share warrant shall be subject to the conditions for the time being in force relating to share warrants, whether made before or after the issue of such share warrant.

59.

~~58.~~ Subject to any conditions for the time being in force relating to share warrants and as otherwise expressly provided in these Articles, the bearer of a share warrant may at any time deposit the share warrant at the Office (or at such other place as the Board may from time to time appoint) and, so long as the share warrant remains so deposited, the depositor shall have the same right of signing a requisition for calling a meeting of the Company, of giving notice of intention to submit a resolution to a meeting and of attending and voting, giving a proxy and exercising the other privileges of a member at any meeting held after the expiration of 48 hours from the time of deposit, as if his name were inserted in the register of members as the holder of the shares included in the deposited share warrant. Not more than one (1) person shall be recognised as a depositor of any share warrant. Every share warrant which shall have been so deposited as aforesaid shall remain so deposited until after the closing of the meeting at which the depositor desires to attend or to be represented.

60.

~~59.~~ Subject as otherwise expressly provided in these Articles or in any conditions for the time being in force relating to share warrants, no person shall, as bearer of a share warrant, be entitled to sign a requisition for calling a meeting of the Company or give notice of intention to submit a resolution to a meeting or attend or vote or give a proxy or exercise any other privilege of a member at a meeting of the Company, or be entitled to receive any notices or any documents pursuant to these Articles from the Company, but the bearer of a share warrant shall be entitled in all other respects to the same privileges and advantages as if he were named in the register of members as the holder of the shares included in the share warrant, and he shall be deemed to be a member of the Company.

61.

~~60.~~ Without prejudice to any powers which the Company or the Board may have to issue, dispose of, convert, or otherwise deal with or make arrangements in relation to, share warrants and other securities in any form:

(a)	the holding of share warrants in uncertificated form and the transfer of title to such share warrants shall be permitted; and

(b)	the Company may issue share warrants in uncertificated form and may convert share warrants from certificated form to uncertificated form and vice versa.

If and to the extent that any provision of these Articles is inconsistent with such holding or transfer as is referred to in sub-paragraph (a) of this Article ~~60,~~61, it shall not apply to any share warrant in uncertificated form.

UNTRACED MEMBERS

62.	~~61.~~ The Company shall be entitled to sell any share held by a member, or any share to which a person is entitled by transmission, if:

(a)

during the period of twelve (12) years before the date of the publication of the advertisements referred to in paragraph (b) of this Article ~~61~~62 (or, if published on different dates, the first date) (the relevant period) at least three (3) dividends in respect of the share have been declared and all dividend warrants, cheques or other method of payment for amounts payable in respect of the share which have been sent and were payable in a manner authorised by these Articles have remained uncashed;

(b)

the Company has, as soon as practicable after the expiration of the relevant period, inserted an advertisement in a leading national daily newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, giving notice of its intention to sell such share; and

(c)

during the relevant period and the further period of three (3) months after the publication of the advertisements referred to in paragraph (b) of this Article ~~61~~62 (or, if published on different dates, the first date) the Company has received no communication from, or on behalf of, such member or person concerned.

63.

~~62.~~ The Company shall also be entitled to sell any additional share issued during the relevant period of twelve (12) years in right of any share to which Article ~~61~~62 applies (or in right of any share so issued), if the criteria in Article ~~61~~62 are satisfied in relation to the additional share (but as if the words “during the period of twelve (12) years” were omitted from paragraph (a) and the words “~~,~~ after the expiration of the relevant period,” were omitted from paragraph (b)).

64.	~~63.~~ To give effect to the sale of any share pursuant to Articles ~~61~~62 to ~~64~~65 inclusive the Company may:

(a)

in the case of a share in certificated form, appoint any person to execute an instrument of transfer of the share, and the instrument shall be as effective as if it had been executed by the registered holder of, or person entitled by transmission to, the share; and

(b)

in the case of a share in uncertificated form, the Directors may, to enable the Company to deal with the share in accordance with the provisions of Articles ~~61~~62 to ~~64~~65 inclusive, do all acts and things it considers necessary and expedient to effect the transfer of the share to, or in accordance with the directions of, the purchaser.

65.

~~64.~~ An instrument of transfer executed by that person in accordance with Article ~~63~~64(a) shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. An exercise by the Company of its powers in accordance with Article ~~63~~64(b) shall be as effective as if exercised by the registered holder of or person entitled by transmission to the shares. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The net proceeds of sale shall belong to the Company which shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale and the Company shall enter the name of such former member or other person in the books of the Company as a creditor for that amount. No trust or duty to account shall arise in respect of the net proceeds and no interest shall be payable in respect of the proceeds of sale, which may be employed in the business of the Company or invested in such investments as the Board may think fit.

ALTERATION OF CAPITAL

66.	~~65.~~ Subject to the Companies Act and the provisions of these Articles, and without prejudice to any relevant special rights attached to any class of shares, the Company may from time to time:

(a)	increase its share capital by allotting new shares;

(b)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c)	~~sub-divide~~subdivide its shares, or any of them, into shares of smaller amount than its existing shares;

(d)	cancel any of its shares;

(e)	redenominate its share capital or any class of share capital; and

(f)	determine that, as between the shares resulting from such a ~~sub-division~~subdivision, any of them may have any preference or advantage as compared with the others,

and where any difficulty arises in regard to any consolidation or division, the Directors may settle such difficulty as they see fit.

67.

~~66.~~ Whenever any fractions arise as a result of a consolidation or ~~sub-division of shares~~subdivision (whether in relation to a redesignation or otherwise) or redesignation of shares, capitalisation of the Company’s reserves or distribution, the Board may on behalf of the members deal with the fractions as it thinks fit. In particular, without limitation, the Board may sell or otherwise transfer shares, representing fractions to which any members are, or would otherwise become, entitled, to any person (including, subject to the provisions of the Companies Act, the Company) and distribute the net proceeds of that or any subsequent sale in due proportion among those members or retain such net proceeds for the benefit of the Company. In the case of shares to be sold being held in certificated form, the Board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. In the case of shares to be sold in uncertificated form, the Board may, to enable the Company to deal with the share in accordance with the provisions of this Article ~~66,~~67, do all acts and things it considers necessary or expedient to effect the transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

68.

~~67.~~ All shares created by an increase of the Company’s share capital (unless otherwise provided by the terms of allotment of the shares of that class), by consolidation, division or ~~sub-division~~subdivision of its share capital or the conversion of stock into paid-up shares shall be subject to all the provisions of these Articles, including without limitation provisions relating to the payment of calls, lien, forfeiture, transfer and transmission.

69.

~~68.~~ The Company shall not consolidate, divide, ~~sub-divide~~subdivide or redenominate any one (1) or more Liberty Global Ordinary Shares or LiLAC Ordinary Shares without consolidating, dividing, ~~sub-dividing~~subdividing or redenominating (as the case may be) all of the Liberty Global Ordinary Shares or LiLAC Ordinary Shares, respectively, on an equal per share basis~~.~~ subject to the treatment of fractions in accordance with Article 67.

GENERAL MEETINGS

70.	~~69.~~ The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the Companies Act.

71.

~~70.~~ All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a)

the necessary quorum at any such meeting (or adjournment thereof) shall be members of that class who together represent at least the majority of the voting rights of all members of that class entitled to vote, present in person or by proxy, at the relevant meeting; ~~and~~

(b)	all votes shall be taken on a poll; and

(c)	each holder of shares of the class shall, on a poll, have one (1) vote in respect of every share of the class held by him.

For the purposes of this Article ~~70,~~71, where a person is present by proxy or proxies, he is treated only as holding the shares in respect of which those proxies are authorised to exercise voting rights with respect to any matter proposed at the meeting.

72.

~~71.~~ The Board may call general meetings whenever and at such times and places as it shall determine. On requisition of members pursuant to the provisions of the Companies Act, the Board shall promptly convene a general meeting in accordance with the requirements of the Companies Act.

NOTICE OF GENERAL MEETINGS

73.

~~72.~~ Subject to the provisions of the Companies Act, an annual general meeting and all other general meetings shall be called by at least such minimum period of notice as is prescribed or permitted under the Companies Act.

74.

~~73.~~ Subject to the provisions of the Companies Act and any relevant special rights or restrictions attached to any shares, notices shall be given to every member as of the record date for such meeting and to the Directors. The auditors of the Company are entitled to receive all notices of, and other communications relating to, any general meeting which any member is entitled to receive.

75.

~~74.~~ Subject to the provisions of the Companies Act, the notice shall specify the place (including without limitation any satellite meeting place arranged for the purposes of Article ~~86,~~87, which shall be identified as such in the notice), the date and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. In the case of a meeting to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution.

76.

~~75.~~ Where the Company has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting.

~~77.~~

~~76.~~ The accidental omission to send notice of a meeting or resolution, or to send any notification where required by the Companies Act or these Articles in relation to the publication of a notice of meeting on a website, or to send a form of proxy where required by the Companies Act or these Articles, to any person entitled to receive it, or the non-receipt for any reason of any such notice, resolution or notification or form of proxy by that person, whether or not the Company is aware of such omission or non-receipt, shall not invalidate the proceedings at that meeting.

LIST OF MEMBERS FOR VOTING AT GENERAL MEETINGS

78.	~~77.~~ At least ten (10) days before every general meeting, the secretary shall prepare a complete list of the members entitled to vote at the meeting. Such list shall:

(a)	be arranged in alphabetical order;

(b)	show the address of each member entitled to vote at the meeting; and

(c)	show the number of shares registered in the name of each member.

79.

~~78.~~ The list of members prepared in accordance with Article ~~77~~78 shall be available during ordinary business hours for a period of at least ten (10) days before the general meeting for inspection by any member for any purpose relevant to the meeting. If the notice of the meeting does not specify the place where the members may inspect the list of members, the list of members shall be available for inspection (at the discretion of the Board) at either the Office or on a website. The list of members shall be available for inspection by any member who is present at the meeting, at the place and for the duration, of the meeting.

PROCEEDINGS AT GENERAL MEETINGS

80.

~~79.~~ No business shall be transacted at a meeting unless a quorum is present but the absence of a quorum shall not preclude the choice or appointment of a chairman, which shall not be treated as part of the business of the meeting. Except as otherwise provided by these Articles, a quorum is the members who together represent at least the majority of the voting rights of all the members entitled to vote, present in person or by proxy, at the relevant meeting.

81.

~~80.~~ If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved, and in any other case shall stand adjourned to such date, time and place as the chairman of the meeting may, subject to the provisions of the Companies Act, determine. If at the adjourned meeting a quorum is not present within fifteen (15) minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

82.

~~81.~~ The chairman (if any) of the Board, or in his absence the deputy chairman of the Board, or in the absence of both of them some other Director nominated prior to the meeting by the Board, shall preside as chairman of the meeting. If none of the chairman, deputy chairman or such other Director (if any) is present within fifteen (15) minutes after the time appointed for holding the meeting or is not willing to act as chairman, the Directors present shall elect one (1) of their number present and willing to act to be chairman of the meeting, and if there is only one (1) Director present, he shall be chairman of the meeting.

83.

~~82.~~ If no Director is willing to act as chairman or if no Director is present within fifteen (15) minutes after the time appointed for holding the meeting, the members present in person or by proxy and entitled to vote shall choose a member present in person or a proxy of a member or a person authorised to act as a representative of a corporation in relation to the meeting to be chairman of the meeting.

84.

~~83.~~ The Board or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they or he consider appropriate under the circumstances. The Directors or the chairman of the meeting may in their or his absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements.

85.

~~84.~~ The Board or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting. Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final.

86.

~~85.~~ Directors may attend and speak at general meetings and at any separate meeting of the holders of any class of shares, whether or not they are members. The chairman of the meeting may permit other persons who are not members of the Company or otherwise entitled to exercise the rights of members in relation to general meetings to attend and, at the chairman of the meeting’s discretion, speak at a general meeting or at any separate class meeting.

87.

~~86.~~ In the case of any general meeting, the Board may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the principal place), make arrangements for simultaneous attendance and participation at satellite meeting places, ~~or by way of any other electronic means,~~ allowing persons not present together at the same place to attend, speak and vote at the meeting. The arrangements for simultaneous attendance and participation at satellite meeting places~~, or other places at which persons are participating via electronic means~~ may include arrangements for controlling or regulating the level of attendance at any particular venue provided that such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues. The members or proxies at the satellite meeting places~~, or other places at which persons are participating via electronic means,~~ shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the satellite meeting places~~, or other places at which persons are participating via electronic means,~~ are able to:

(a)	participate in the business for which the meeting has been convened;

(b)	see and hear all persons who speak (whether through the use of microphones, loud speakers, audio-visual communication equipment or otherwise) in the principal place and any other such place; and

(c)	be heard and seen by all other persons so present in the same way.

88.

~~87.~~ The chairman of the general meeting shall be present at, and the meeting shall be deemed to take place at, the principal place. If it appears to the chairman of the meeting that the facilities at the principal place or any satellite meeting place, have become inadequate for the purposes set out in Article ~~86,~~87, then the chairman of the meeting may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at the general meeting up to the point of the adjournment shall be valid. The provisions of Article ~~92~~93 shall apply to that adjournment.

89.

~~88.~~ The Board may make arrangements for persons entitled to attend a general meeting or an adjourned general meeting to be able to view and hear the proceedings of the general meeting or adjourned general meeting and to speak at the meeting (whether by the use of microphones, loudspeakers, audio-visual communications equipment or otherwise) by attending at a venue anywhere in the world not being a satellite meeting place. Those attending at any such venue shall not be regarded as present at the general meeting or adjourned general meeting and shall not be entitled to vote at the meeting at or from that venue. The inability for any reason of any member present in person or by proxy at such a venue to view or hear all or any of the proceedings of the meeting or to speak at the meeting shall not in any way affect the validity of the proceedings of the meeting.

90.

~~89.~~ The ~~board~~Board may from time to time make any arrangements for controlling the level of attendance at any venue for which arrangements have been made pursuant to Article ~~88~~89 (including without limitation the issue of tickets or the imposition of some other means of selection) it in its absolute discretion considers appropriate, and may from time to time change those arrangements. If a member, pursuant to those arrangements, is not entitled to attend in person or by proxy at a particular venue, he shall be entitled to attend in person or by proxy at any other venue for which arrangements have been made pursuant to Article ~~87.~~88. The entitlement of any member to be present at such venue in person or by proxy shall be subject to any arrangement then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

91.

~~90.~~ If, after the sending of the notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Board decides that it is impracticable or unreasonable, for a reason beyond its control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article ~~86~~87 applies) and/or time, it may change the place (or any of the declared places, in the case of a meeting to which Article ~~85~~87 applies) and/or postpone the time at which the meeting is to be held. If such a decision is made, the Board may then change the place (or any of the declared places, in the case of a meeting to which Article ~~85~~87 applies) and/or postpone the time again if it decides that it is reasonable to do so. In either case:

(a)

no new notice of the meeting need be sent, but the Board shall, if practicable, advertise the date, time and place of the meeting by public announcement and in two (2) newspapers with national circulation in the United Kingdom and shall make arrangements for notices of the change of place and/or postponement to appear at the original place and/or at the original time; and

(b)

a proxy appointment in relation to the meeting may, if by means of a document in hard copy form, be delivered to the Office or such other place ~~within the United Kingdom~~ as may be specified by or on behalf of the Company in accordance with Article ~~123~~124(a) or, if in electronic form, be received at the address (if any) specified by or on behalf of the Company in accordance with Article ~~123~~124(b).

92.

~~91.~~ For the purposes of Articles ~~86,~~ 87, 88, ~~89~~89, 90 and ~~90,~~91, the right of a member to participate in the business of any general meeting shall include, without limitation, the right to speak, vote on a poll, be represented by a proxy and have access to all documents which are required by the Companies Act or these Articles to be made available at the meeting.

93.	~~92.~~ Without prejudice to any other power of adjournment he may have under these Articles or at common law:

(a)

the chairman of the meeting may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place; and

(b)

the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, to another date, time or place which the chairman of the meeting may decide, if the chairman of the meeting considers that:

(i)	there is not enough room for the number of members and proxies who wish to attend the meeting;

(ii)	the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting;

(iii)	an adjournment is necessary to protect the safety of any person attending the meeting; or

(iv)	an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out.

94.

~~93.~~ An adjournment may, subject to the provisions of the Companies Act, be for such time and to such other place (or, in the case of a meeting held at a principal place and a satellite meeting place, such other places) as the chairman may, in his absolute discretion determine, notwithstanding that by reason of such adjournment some members may be unable to be present at the adjourned meeting. Any such member may nevertheless appoint a proxy for the adjourned meeting either in accordance with Articles ~~119, 120~~120, 121 and ~~123~~124 or by means of a document in hard copy form which, if delivered at the meeting which is adjourned to the chairman or the secretary or any Director, shall be valid even though it is given at less notice than would otherwise be required by Article ~~123~~124(a). Subject to the provisions of the Companies Act, it shall not be necessary to give notice of an adjourned meeting, except that when a meeting is adjourned for thirty (30) days or more, or for an indefinite period, at least seven (7) clear days’ notice shall be given specifying the time and place (or places, in the case of a meeting to which Article ~~86~~87 applies) of the adjourned meeting and the general nature of the business to be transacted. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place.

95.

~~94.~~ Any resolution put to a vote at a general meeting shall be decided on a poll. This Article ~~94~~95 may only be removed, amended or varied by resolution of the members passed unanimously at a general meeting of the Company.

96.

~~95.~~ Subject to Article ~~96,~~97, a poll shall be taken as the chairman directs and he may, and shall if required by the meeting, appoint scrutineers (who need not be members) and fix a time and a place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

97.

~~96.~~ A poll on the election of a chairman or on a question of adjournment shall be taken immediately. A poll on any other question shall be taken at either the meeting or such time and place as the chairman directs not being more than thirty (30) days after the meeting.

AMENDMENTS TO RESOLUTIONS

98.	~~97.~~ A special resolution to be proposed at a general meeting may be amended by ordinary resolution if:

(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

(b)	the amendment does not go beyond what is necessary to correct a clear error in the resolution.

99.	~~98.~~ An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if:

(a)

written notice of the terms of the proposed amendment and of the intention to move the amendment have been delivered in hard copy to the Company at the Office or to such other place as may be specified by or on behalf of the Company for that purpose, or received in electronic form at such address (if any) for the time being specified by or on behalf of the Company for that purpose, at least forty-eight (48) hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed (which, if the Board so specifies, shall be calculated taking no account of any part of a day that is not a working day) and the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the substance of the resolution; or

(b)	the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on.

100.

~~99.~~ With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is voted on. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman of the meeting, the proceedings on the resolution shall not be invalidated by any error in the ruling.

PROPOSED SHAREHOLDER RESOLUTIONS

101.

~~100.~~ Where a member or members, in accordance with the provisions of the Companies Act, request the Company to (i) call a general meeting for the purposes of bringing a resolution before the meeting, or (ii) give notice of a resolution to be proposed at a general meeting, such request must, in each case and in addition to the requirements of the Companies Act, contain the following (and, to the extent that the request relates to the nomination of a director, the content requirements of Article ~~137~~138(b) also apply):

(a)

to the extent that the request relates to the nomination of a director, as to each person whom the member(s) propose(s) to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

(b)

to the extent that that request relates to any business other than the nomination of a Director that the member(s) propose(s) to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such member(s) and any Member Associated Person, individually or in the aggregate, including any anticipated benefit to the member(s) or the Member Associated Person therefrom; and

(c)	as to the member(s) giving the notice and the Member Associated Person, if any, on whose behalf the nomination or proposal is made:

(i)	the name and address of such member(s), as they appear on the Company’s books, and of such Member Associated Persons, if any;

(ii)	the class and number of shares of the Company which are owned beneficially and of record by such member(s) and such Member Associated Persons, if any;

(iii)

a description of all agreements, arrangements and understandings between such member and such Member Associated Persons, if any, each proposed nominee and any other person or persons (including their names) in connection with the nomination of a Director or the proposal of any other business by such member(s) or such Member Associated Person, if any;

(iv)

any other information relating to such member or such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies pursuant to Section 14 of the Exchange Act; and

(v)

to the extent known by the member(s) giving the notice, the name and address of any other member supporting the nominee for election or re-election as a Director or the proposal of other business on the date of such request.

For the purposes of this Article ~~100,~~101, a Member Associated Person of any member shall mean:

(A)	any person controlling, directly or indirectly, or acting in concert with, such member;

(B)	any beneficial owner of shares in the capital of the Company owned of record or beneficially by such member; and

(C)	any person controlling, controlled by or under common control with such Member Associated Person.

102.

~~101.~~ If a request made in accordance with Article ~~100~~101 does not include the information specified in that Article, or if a request made in accordance with Article ~~100~~101 is not received in the time and manner required by Article ~~102,~~103, in respect of such shares which the relevant member(s) hold (the member default shares) the relevant member(s) shall not be entitled to vote, either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares (or at an adjournment of any such meeting), the member default shares with respect to the matters detailed in the request made in accordance with Article ~~100.~~101.

103.

~~102.~~ Without prejudice to the rights of any member under the Companies Act, a member who makes a request to which Article ~~100~~101 relates, must deliver any such request in writing to the secretary at the Office not earlier than the close of business on the one hundred and twentieth (120th) calendar day nor later than the close of business on the ninetieth (90th) calendar day prior to the date of the first anniversary of the preceding year’s annual general meeting provided, however, that in the event that the date of an annual general meeting is more than thirty (30) calendar days before or more than sixty (60) calendar days after the date of the first anniversary of the preceding year’s annual general meeting, notice by the member must be so delivered in writing not earlier than the close of business on the one hundred and twentieth (120th) calendar day prior to such annual general meeting and not later than the close of business on the later of (i) the ninetieth (90th) calendar day prior to such annual general meeting and (ii) the tenth (10th) calendar day after the day on which public announcement of the date of such annual general meeting is first made by the Company. In no event shall any adjournment or postponement of an annual general meeting or the public announcement thereof commence a new time period for the giving of a member’s notice as described in this Article ~~102.~~103.

~~For the purposes of the annual general meeting of the Company to be held in 2014, references in this Article 102 to the Company’s “preceding year’s annual general meeting” shall be construed as references to a meeting deemed to have taken place on 15 June 2013.~~

Notwithstanding anything in the foregoing provisions of this Article ~~102~~103 to the contrary, in the event that the number of Directors to be elected to the Board is increased and there is no public announcement, naming all of the nominees for Director or specifying the size of the increased Board, made by the Company at least one hundred (100) calendar days prior to the date of the first anniversary of the preceding year’s annual general meeting or, a member’s notice required by this Article ~~102~~103 shall also be considered as validly delivered in accordance with this ~~this~~ Article ~~102,~~103, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the Office not later than 5.00 pm, local time, on the tenth (10th) calendar day after the day on which such public announcement is first made by the Company.

Notwithstanding the provisions of Articles ~~100~~101 or ~~101~~102 or the foregoing provisions of this Article ~~102,~~103, a member shall also comply with all applicable requirements of the Companies Act and of the Exchange Act with respect to the matters set forth in Articles ~~100 or~~ 101 or 102 or in this Article ~~102.~~103. Nothing in Article ~~100 or~~ 101 or 102 or in this Article ~~102~~103 shall be deemed to affect any rights of members to request inclusion of proposals in, nor the right of the Company to omit proposals from, the Company’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act, subject in each case to compliance with the Exchange Act.

VOTES OF MEMBERS

104.

~~103.~~ Subject to any relevant special rights or restrictions attached to any shares (including, for the avoidance of doubt, such rights and restrictions set out in Article 5 above), on a vote on a resolution on a poll every member present in person or by proxy shall have one (1) vote for every share of which is the holder or in respect of which his appointment of proxy or corporate representative has been made.

105.	~~104.~~ A member, proxy or corporate representative entitled to more than one (1) vote need not, if he votes, use all his votes or cast all the votes he uses the same way.

106.

~~105.~~ In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

107.

~~106.~~ A member in respect of whom an order has been made by any court or official having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote by any person authorised in that behalf by that court or official and such person may vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming the right to vote shall be delivered to the Office, or such other place as is specified in accordance with these Articles for the delivery or receipt of appointments of proxy, not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised (provided that the Company may specify, in any case, that in calculating the period of forty-eight (48) hours, no account shall be taken of any part of a day that is not a working day). Failure to satisfy the requirements of this Article ~~106~~107 shall cause the right to vote not to be exercisable.

108.

~~107.~~ No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

109.

~~108.~~ If at any time the Board is satisfied that any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 793 of the Companies Act (a section 793 notice) and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the Board may, in its absolute discretion at any time by notice (a direction notice) to such member direct that:

(a)

in respect of the shares in relation to which the default occurred (the default shares, which expression includes any shares issued after the date of the section 793 notice in respect of those shares) the member shall not be entitled to attend or vote either personally or by proxy at a general meeting or at a separate meeting of the holders of that class of shares or on a poll; and

(b)	in respect of the default shares:

(i)	no payment shall be made by way of dividend and no share shall be allotted or distributed pursuant to Articles ~~210, 211~~214, 215, 216 or ~~212~~218; and

(ii)	no transfer of any default share shall be registered unless:

(A)

the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the Board may in its absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(B)	the transfer is an approved transfer.

110.

~~109.~~ The Company shall send the direction notice to each other person appearing to be interested in the default shares, but the failure or omission by the Company to do so shall not invalidate such notice.

111.	~~110.~~ Any direction notice shall cease to have effect not more than seven (7) days after the earlier of receipt by the Company of:

(a)	a notice of an approved transfer, but only in relation to the shares transferred; or

(b)	all the information required by the relevant section 793 notice, in a form satisfactory to the Board.

112.	~~111.~~ The Board may at any time send a notice cancelling a direction notice.

113.	~~112.~~ The Company may exercise any of its powers under Article ~~12~~13 in respect of any default share that is held in uncertificated form.

114.	~~113.~~ For the purposes of this Article ~~113~~114 and Articles ~~108,~~ 109, 110, ~~111~~111, 112 and ~~112~~113:

(a)	a person shall be treated as appearing to be interested in any shares if the member holding such shares has sent to the Company a notification under section 793 of the Companies Act which either:

(i)	names such person as being so interested; or

(ii)

fails to establish the identities of all those interested in the shares, and (after taking into account the said notification and any other relevant section 793 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b)	the prescribed period is fourteen (14) days from the date of service of the section 793 notice; and

(c)	a transfer of shares is an approved transfer if:

(i)	it is a transfer of shares pursuant to an acceptance of a takeover offer (within the meaning of section 794 of the Companies Act);

(ii)

the Board is satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with any other person appearing to be interested in the shares; or

(iii)

the transfer results from a sale made through a recognised investment exchange as defined in the Financial Services and Markets Act 2000 or any other stock exchange outside the United Kingdom on which the Company’s shares are normally traded.

115.	~~114.~~ Nothing contained in Article ~~108,~~ 109, 110, 111, ~~112~~112, 113 or ~~113~~114 limits the power of the Company under section 794 of the Companies Act.

116.

~~115.~~ Any objection to the qualification of any person voting at a general meeting or on a poll or to the counting of, or failure to count, any vote, must be made at the meeting or adjourned meeting or at the time the poll is taken (if not taken at the meeting or adjourned meeting) at which the vote objected to is tendered. Every vote not disallowed at such meeting shall be valid and every vote not counted which ought to have been counted shall be disregarded. Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive. If a vote is not disallowed by the chairman of the meeting it is valid for all purposes.

117.

~~116.~~ The Company shall not be bound to enquire whether any proxy or corporate representative votes in accordance with the instructions given to him by the member he represents and if a proxy or corporate representative does not vote in accordance with the instructions of the member he represents the vote or votes cast shall nevertheless be valid for all purposes.

118.

~~117.~~ If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or any adjournment of the meeting, and, in the opinion of the chairman, it is of sufficient magnitude to vitiate the result of the voting.

PROXIES AND CORPORATE REPRESENTATIVES

119.

~~118.~~ A member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company in respect of the shares to which the proxy appointment relates. The proxy appointment shall, unless it provides to the contrary, be valid for any adjournment of the meeting as well as for the meeting to which it relates. A proxy need not be a member.

120.	~~119.~~ The appointment of a proxy shall be:

(a)

in the case of a proxy relating to shares in the capital of the Company held in the name of a Depositary, in a form or manner of communication approved by the Board, which may include, without limitation, a voter instruction form to be provided to the Company by certain third parties on behalf of the Depositary. Subject thereto, the appointment of a proxy may be:

(i)	in hard copy form; or

(ii)	in electronic form, to the electronic address provided by the Company for this purpose; or

(b)	in the case of a proxy relating to the shares to which Article ~~119~~120(a) does not apply:

(i)	in any usual form or in any other form or manner of communication which the Board may approve. Subject thereto, the appointment of a proxy may be:

(A)	in hard copy form; or

(B)	in electronic form, to the electronic address provided by the Company for this purpose;

121.

~~120.~~ The appointment of a proxy, whether made in hard copy form or in electronic form, shall be executed by or on behalf of the appointor in such manner as the Directors may approve, which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer or other person duly authorised for that purpose or in any other manner authorised by its constitution.

122.

~~121.~~ The Board may, if it thinks fit, but subject to the provisions of the Companies Act, at the Company’s expense (with or without provision for their return prepaid) send hard copy forms of proxy for use at the meeting, or at any separate meeting of the holders of any class of shares, and issue invitations in electronic form to appoint a proxy in relation to the meeting in such form as may be approved by the Board. If, for the purpose of any meeting appointments of proxy or invitations to appoint as proxy a person or one (1) of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission or the failure due to circumstances beyond the Company’s control, to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote, at a meeting shall not invalidate the proceedings at that meeting.

123.

~~122.~~ The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. A member may appoint more than one (1) proxy to attend on the same occasion, provided that each such proxy is appointed to exercise the rights attached to a different share or shares held by that member. References in these Articles to an appointment of proxy include references to an appointment of multiple proxies.

124.	~~123.~~ Without prejudice to Article ~~90~~91(b) or the second sentence of Article ~~93,~~94, the appointment of a proxy shall:

(a)	if in hard copy form, be delivered by hand or by post to the Office or such other place ~~within the United Kingdom~~ as may be specified by or on behalf of the Company for that purpose:

(i)	in the notice convening the meeting; or

(ii)	in any form of proxy sent by or on behalf of the Company in relation to the meeting,

by the time specified by the Board (as the Board may determine, in compliance with the provisions of the Companies Act) in any such notice or form of proxy; and

(b)

if in electronic form, be received at the electronic address to which the appointment of a proxy may be sent by electronic means pursuant to a provision of the Companies Act or to any other address specified by or on behalf of the Company for the purpose of receiving the appointment of a proxy in electronic form:

(i)	in the notice convening the meeting;

(ii)	in any form of proxy sent by or on behalf of the Company in relation to the meeting;

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting; or

(iv)	on a website that is maintained by or on behalf of the Company and identifies the Company,

by the time specified by the Board (as the Board may determine, in compliance with the provisions of the Companies Act) in any such method of notification.

The Board may specify, when determining the dates by which proxies are to be lodged, that no account need be taken of any part of a day that is not a working day.

125.	~~124.~~ Subject to the provisions of the Companies Act, where the appointment of a proxy is expressed to have been or purports to have been sent or supplied by a person on behalf of a holder:

(a)	the Company may treat the appointment as sufficient evidence of that person’s authority to execute the appointment of proxy on behalf of that member; and

(b)

the holder shall, if requested by or on behalf of the Company at any time, send or procure the sending of reasonable evidence of the authority under which the appointment of proxy has been made, sent or supplied (which may include, without limitation, a copy of such authority certified notarially or in some other way approved by the Board), to such address and by such time as may be specified in in the request and, if the request is not complied with in any respect, the appointment of proxy may be treated as invalid.

126.

~~125.~~ Subject to Article ~~124,~~125, a proxy appointment which is not delivered or received in accordance with Article ~~123~~124 shall be invalid. Where two (2) or more valid appointments of proxy are delivered or received in respect of the same share in relation to the same meeting, the one which was last delivered or received shall, unless otherwise specified in the notice convening the meeting, be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which is last delivered or received, or if the Company determines that it has insufficient evidence to decide whether or not a proxy appointment is in respect of the same share, it shall be entitled to determine which proxy appointment (if any) is to be treated as valid. Subject to the Companies Act, the Company may determine at its discretion when a proxy appointment shall be treated as delivered or received for the purposes of these Articles.

127.

~~126.~~ The Company shall not be required to check that a proxy or corporate representative votes in accordance with any instructions given by the member by whom he is appointed. Any failure to vote as instructed shall not invalidate the proceedings on the resolution.

128.

~~127.~~ Any corporation which is a member of the Company (the grantor) may, by resolution of its directors or other governing body, authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or at any separate meeting of the holders of any class of shares. A Director, the secretary or other person authorised for the purpose by the secretary may require all or any of such persons to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers. Such person is entitled to exercise (on behalf of the grantor) the same powers as the grantor could exercise if it were an individual member of the Company. Where a grantor authorises more than one (1) person and more than one (1) authorised person purports to exercise a power in respect of the same shares:

(a)	if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and

(b)	if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised.

129.	~~128.~~ The termination of the authority of a person to act as a proxy or duly authorised representative of a corporation does not affect:

(a)	whether he counts in deciding whether there is a quorum at a meeting;

(b)	the validity of anything he does as chairman of a meeting;

(c)	the validity of a poll demanded by him at a meeting; or

(d)	the validity of a vote given by that person,

unless notice of the termination was either delivered or received as mentioned in the following sentence at least twenty-four (24) hours before the start of the relevant meeting or adjourned meeting or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. Such notice of termination shall be either by means of a document in hard copy form delivered to the Office or to such other place ~~within the United Kingdom~~ as may be specified by or on behalf of the Company in accordance with Article ~~123~~124(a) or in electronic form received at the address specified by or on behalf of the Company in accordance with Article ~~123~~124(b), regardless of whether any relevant proxy appointment was effected in hard copy form or in electronic form.

130.

~~129.~~ A proxy given in the form of a power of attorney or similar authorisation granting power to a person to vote on behalf of a member at forthcoming meetings in general shall not be treated as valid for a period of more than three (3) years, unless a contrary intention is stated in it.

NUMBER AND CLASSIFICATION OF DIRECTORS

131.	~~130.~~ The number of directors shall not be less than two (2) and, except as otherwise determined by a majority of the Directors, not more than fifteen (15).

132.

~~131.~~ Except as otherwise determined by a majority of the Directors, the Directors shall be divided into three (3) classes, designated as Class A, Class B and Class C respectively, and each class shall consist, as nearly as possible, of a number of directors equal to one-third of the total number of Directors. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board.

APPOINTMENT AND RE-ELECTION OF DIRECTORS

133.

~~132.~~ At the ~~first~~ annual general meeting held by the Company~~,~~ in 2015, the term of office of the Class ~~A~~B Directors shall expire and those persons and/or their successors (nominated pursuant to Article ~~137~~138) shall be re-appointed or appointed as the Class ~~A~~B Directors at such annual general meeting to hold office for a term ending upon the conclusion of the annual general meeting to be held in 2018 and upon the conclusion of each third annual general meeting ~~following their appointment~~thereafter.

~~133.~~

134.

At the ~~second~~ annual general meeting held by the Company~~,~~ in 2016, the term of office of the Class ~~B~~C Directors shall expire and those persons and/or their successors (nominated pursuant to Article ~~137~~138) shall be appointed or re-appointed as the Class ~~B~~C Directors at such annual general meeting to hold office for a term ending upon the conclusion of the annual general meeting to be held in 2019 and upon the conclusion of each third annual general meeting ~~following their appointment~~thereafter.

135.

~~134.~~ At the ~~third~~ annual general meeting held by the Company~~,~~ in 2017, the term of office of the Class ~~C~~A Directors shall expire and those persons and/or their successors (nominated pursuant to Article ~~137~~138) shall be appointed or re-appointed as the Class ~~C~~A Directors at such annual general meeting to hold office for a term ending upon the conclusion of the annual general meeting to be held in 2020 and upon the conclusion of each third annual general meeting ~~following their appointment~~thereafter.

136.

~~135.~~ At each succeeding annual general meeting, Directors shall be appointed to succeed, and/or re-appointed to continue as, the Directors of the class whose terms expire at such annual general meeting for a term ending upon the conclusion of the third annual general meeting following their appointment.

137.

~~136.~~ Notwithstanding the expiration of a Director’s term of office as contemplated by Articles ~~132~~133 to ~~135~~136 above, each Director shall serve until his successor is duly appointed and qualified or until his death, resignation or removal. No decrease in the number of Directors constituting the Board shall shorten the term of any incumbent Director.

138.	~~137.~~ No person, other than the Directors of the class whose terms expire at the annual general meeting, shall be appointed a Director at any annual general meeting unless:

(a)	he is nominated by the Board; or

(b)

notice in respect of that person is given by a member qualified to vote at the meeting has been received by the Company in accordance with Article ~~100~~101 and Article ~~102~~103 or section 338 of the Companies Act of the intention to nominate that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company’s register of directors, together with notice by that person of his willingness to be appointed.

139.

~~138.~~ Except as otherwise authorised by the Companies Act, a motion for the appointment of two (2) or more persons as Directors by a single resolution shall not be made unless a resolution that it should be so made has first been agreed to by the meeting without any vote being given against it.

140.

~~139.~~ In the event that at a general meeting it is proposed to vote upon a number of the resolutions for the appointment of a person as a Director (each a Director Resolution) that exceeds the total number of Directors that are to be appointed to the Board at that meeting (the Board Number), the persons that shall be appointed Directors shall first be the person who receives the greatest number of “for” votes (whether or not a majority of those votes cast in respect of that Director Resolution), and then shall second be the person who receives the second greatest number of “for” votes (whether or not a majority of those votes cast in respect of that Director Resolution), and so on, until the number of Directors so appointed equals the Board Number.

141.

~~140.~~ Article ~~139~~140 shall not apply to any resolution proposed to be voted on at a general meeting in respect of the proposed removal of an existing Director and appointment of a person instead of the person so removed, which pursuant to the Companies Act shall be proposed as an ordinary resolution.

142.

~~141.~~ Subject to the provisions of these Articles, the Company may by ordinary resolution appoint a person who is willing to act as a Director, and is permitted by law to do so, to be a Director, either to fill a vacancy or as an additional Director. Any Director elected in accordance with this Article ~~141 shall hold office for the remainder of the full term of the class of Directors in which the vacancy occurred or to which the new Director is appointed, until his successor is appointed or until his earlier resignation or removal in accordance with Article 163.~~142 shall hold office for the remainder of the full term of the class of Directors in which the vacancy occurred or to which the new Director is appointed, until his successor is appointed or until his earlier resignation or removal in accordance with Article 164.

~~142.~~

143.

The Board may appoint a person who is willing to act as a Director and is permitted by law to do so, either to fill a vacancy or as an additional Director. Any Director elected in accordance with this Article ~~142 shall hold office for the remainder of the full term of the class of Directors in which the vacancy occurred or to which the new Director is appointed, until his successor is appointed or until his earlier resignation or removal in accordance with Article 163.~~143 shall hold office for the remainder of the full term of the class of Directors in which the vacancy occurred or to which the new Director is appointed, until his successor is appointed or until his earlier resignation or removal in accordance with Article 164.

144.	~~143.~~ A Director shall not be required to hold any shares in the capital of the Company by way of qualification.

DIRECTORS’ FEES AND EXPENSES

145.

~~144.~~ Unless otherwise determined by the Company by ordinary resolution, there shall be paid to the Directors (other than alternate Directors and Directors employed by the company in an executive capacity) such fees for their services in the office of Director as the Directors may from time to time determine. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any Director pursuant to any other provision of these Articles.

146.

~~145.~~ The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the Directors, or of committees of the Board, or general meetings or separate meetings of the holders of any class of shares or debentures of the Company or otherwise in connection with the discharge of their duties as Directors.

147.

~~146.~~ Any Director who holds any executive office or who serves on any committee of the Board or who performs services which the Board considers go beyond the ordinary duties of a Director may be paid such special remuneration (whether by way of bonus, commission, participation in profits or otherwise) as the Board may determine.

DIRECTORS’ GRATUITIES AND BENEFITS

148.

~~147.~~ The Board may (by the establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of allowances, gratuities or pensions, or by insurance or death, sickness or disability benefits or otherwise, for any past or present Director or employee of the Company or any of its subsidiary undertakings or any undertaking associated with, or any business acquired by, any of them, and for any member of his family (including a spouse or civil partner and a former spouse or former civil partner) or any person who is or was dependent on him and may (before as well as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

ALTERNATE DIRECTORS

149.

~~148.~~ Any Director (other than an alternate Director) may appoint any other Director, or any other person approved by resolution of the Board and willing to act and permitted by law to do so, to be an alternate Director and may remove an alternate Director appointed by him from his appointment as alternate Director. Subject to the foregoing, a Director may appoint more than one (1) alternate and a person may act as alternate for more than one (1) Director.

150.

~~149.~~ An alternate Director shall be entitled to receive notices of meetings of the Directors and of committees of the Directors of which his appointor is a member, to attend and vote at any such meeting at which the Director appointing him is not present but at which meeting such Director would be entitled to vote, and generally to perform all of the functions of his appointor as a Director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate Director.

151.

~~150.~~ An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director. If a Director retires but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate Director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

152.

~~151.~~ An alternate Director shall cease to be an alternate Director on the occurrence (in relation to the alternate Director) of any event which, if it occurred in relation to his appointor, would result in the termination of the appointor’s appointment as Director.

153.

~~152.~~ An appointment or removal of an alternate Director shall be by notice in writing to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Board.

154.	~~153.~~ Save as otherwise provided in these Articles, an alternate Director:

(a)	shall be deemed for all purposes to be a Director;

(b)	shall alone be responsible for his own acts and omissions;

(c)	shall, in addition to any restrictions which may apply to him personally, be subject to the same restrictions as his appointor; and

(d)	shall not be deemed to be the agent of the Director appointing him.

POWERS OF THE BOARD

155.

~~154.~~ Subject to the provisions of the Companies Act, these Articles and to any directions given by special resolution to take, or refrain from taking, specified action, the business of the Company shall be managed by the Board who may exercise all the powers of the Company, including without limitation the power to dispose of all or any part of the undertaking of the Company. No alteration of these Articles and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by Articles ~~154~~155 to ~~156~~157 inclusive shall not be limited by any special power given to the Board by these Articles, and a meeting of the Board at which a quorum is present may exercise all powers exercisable by the Board.

156.

~~155.~~ The Board may exercise the voting power conferred by the shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including without limitation the exercise of that power in favour of any resolution appointing its members or any of them as directors of such body corporate, or voting or providing for the payment of remuneration or the provision of indemnification to the directors of such body corporate).

157.

~~156.~~ The Board may decide to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries (other than a Director or former Director or shadow Director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

DELEGATION OF DIRECTORS’ POWERS

158.	~~157.~~ Subject to the provisions of these Articles, the Directors may delegate any of the powers which are conferred on them under these Articles:

(a)	to a committee consisting of one (1) or more Directors and (if thought fit) one (1) or more other persons, to such an extent and on such terms and conditions as the Board thinks fit; or

(b)

to such person by such means (including by power of attorney), to such an extent, and on such terms and conditions, as they think fit including delegation to any Director holding any executive office such of its powers as the Board considers desirable to be exercised by him.

Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to one (1) or more Directors (whether or not acting as a committee) or to any employee or agent of the Company all or any of the powers delegated and may be made subject to such conditions as the Board may specify, and may be revoked or altered.

159.

~~158.~~ Subject to Article ~~159,~~160, the proceedings of any committee appointed under paragraph (a) of Article ~~157~~158 with two (2) or more members shall be governed by such of these Articles as regulate the proceedings of Directors so far as they are capable of applying, and the quorum at a meeting of any such committee shall be two (2).

160.

~~159.~~ The Directors may make rules regulating the proceedings of such committees, which shall prevail over any rules derived from these Articles pursuant to Article ~~158~~159 if, and to the extent that, they are not consistent with them.

161.

~~160.~~ The Directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the Directors, to be the agent of the Company for such purposes, with such powers, authorities and discretions (not exceeding those vested in the Board) and subject to such conditions as they think fit. The Directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers, authorities and discretions vested in him.

162.	~~161.~~ The power to delegate under Article ~~157~~158 includes the power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any Director.

163.

~~162.~~ The Board may appoint any person to any office or employment having a designation or title including the word “director” or attach to any existing office or employment with the Company such a designation or title and may terminate any such appointment or the use of any such designation or title. The inclusion of the word “director” in the designation or title of any such office or employment shall not imply that the holder is a Director, and the holder shall not thereby be empowered in any respect to act as, or be deemed to be, a Director for any of the purposes of these Articles.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

164.	~~163.~~ A person ceases to be a Director if:

(a)	he ceases to be a Director by virtue of any provision of the Companies Act (including, without limitation, section 168 of the Companies Act) or he becomes prohibited by law from being a Director;

(b)	he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c)

a registered medical practitioner who is treating that person gives a written opinion to the Company stating that that person has become physically or mentally incapable of acting as a Director and may remain so for more than three (3) months;

(d)	by reason of his mental health a court makes an order which wholly or partly prevents him from personally exercising any powers or rights he would otherwise have;

(e)	he resigns his office by notice in writing to the Company;

(f)	in the case of a Director who holds any executive office, his appointment as such is terminated or expires and the Board resolves that he should cease to be a Director;

(g)	he is absent for more than six (6) consecutive months without permission of the Board from meetings of the Board held during that period and the Board resolves that he should cease to be a Director;

(h)	he is requested in writing or using electronic communications by a majority of the other Directors to resign; or

(i)	he dies.

EXECUTIVE DIRECTORS

165.

~~164.~~ Subject to the provisions of the Companies Act, the Directors may appoint one (1) or more of their number to the office of chief executive or to any other executive office of the Company (including, without limitation, to hold the office of president and/or treasurer but excluding that of auditor) and any such appointment may be made for such terms, at such remuneration and on such other conditions as the Directors think fit. The Company may enter into an agreement or arrangement with any such Director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a Director. The Board may revoke or vary any such appointment but without prejudice to any rights or claims which the person whose appointment is revoked or varied may have against the Company because of the revocation or variation.

166.

~~165.~~ Any appointment of a Director to an executive office shall terminate if he ceases to be a Director but without prejudice to any rights or claims which he may have against the Company by reason of that cessation. A Director appointed to an executive office shall not cease to be a Director merely because his appointment to such executive office terminates.

167.

~~166.~~ The emoluments of any Directors holding executive office for his services shall be determined by the Board, and may be of any description, including without limitation admission to, or continuance of, membership of any scheme (including any share acquisition scheme) or fund instituted or established or financed or contributed to by the Company for the provision of pensions, life assurance or other benefits for employees or their dependants, or the payment of a pension or other benefits to him or his dependants on or after retirement or death, apart from membership of any such scheme or fund.

DIRECTORS’ INTERESTS

168.

~~167.~~ For the purposes of these Articles (i) a conflict of interest includes (x) a conflict of interest and duty and (y) a conflict of duties and (ii) interest includes both direct and indirect interests.

169.

~~168.~~ For the purposes of section 175 of the Companies Act, the Board may (subject to such terms and conditions, if any, as the Board may think fit to impose from time to time, and always subject to the Board’s right to vary or terminate such authorisation) authorise, to the fullest extent permitted by law:

(a)

any matter proposed to it in accordance with these Articles which would, if not so authorised, involve a breach of duty by a Director under that section, including, without limitation, any matter which relates to a situation in which a Director has, or can have, an interest which conflicts, or possibly may conflict, with the interests of the Company or which may reasonably be regarded as likely to give rise to a conflict of interest; and

(b)

a Director to accept or continue in any office, employment or position in addition to his office as a Director and, without prejudice to the generality of Article ~~168~~169(a), may authorise the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises,

(c)	provided that any such authorisation will be effective only if:

(i)	any requirement as to quorum at the meeting at which the matter is considered is met without counting the Director in question or any other interested Director; and

(ii)	the matter was agreed to without such Director voting or would have been agreed to if such Director’s votes had not been counted.

The Board may (whether at the time of the giving of the authorisation or subsequently) make any such authorisation subject to any limits or conditions it expressly imposes but such authorisation is otherwise given to the fullest extent permitted. The Board may vary or terminate any such authorisation at any time.

170.

~~169.~~ Subject to the provisions of the Companies Act, and provided that he has disclosed to the Board the nature and extent of any material interest of his (unless the circumstances referred to in section 177(5) or section 177(6) of the Companies Act apply, in which case no disclosure is required), a Director notwithstanding his office:

(a)	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise (directly or indirectly) interested;

(b)

may (or any firm of which he is a member may) act in a professional capacity for the Company (otherwise than as auditor) or any other body in which the Company is otherwise interested and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; and

(c)	may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any undertaking:

(i)	in which the Company is (directly or indirectly) interested as shareholder, member, partner or otherwise; or

(ii)	with which he has such a relationship at the request or direction of the Company.

171.

~~170.~~ A Director shall not, by reason of his office, be accountable to the Company for any remuneration or other benefit which he derives from any office or employment or from any transaction or arrangement or from any interest in any undertaking:

(a)

the acceptance, entry into or existence of which has been authorised by the Board pursuant to Article ~~168~~169 (subject, in any case, to any limits or conditions to which such authorisation was subject); or

(b)	which he is permitted to hold or enter into by virtue of paragraphs (a), (b) or (c) of Article ~~169,~~170,

nor shall the receipt of any such remuneration or other benefit constitute a breach of his duty under section 176 of the Companies Act;

172.	~~171.~~ Any disclosure required by Article ~~169~~170 may be made at a meeting of the Board, by notice in writing or by general notice or otherwise in accordance with section 177 of the Companies Act.

173.

~~172.~~ A Director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a Director and in respect of which he owes a duty of confidentiality to another person. However, to the extent that his relationship with that other person gives rise to a conflict of interest or possible conflict of interest, this Article ~~172~~173 applies only if the existence of that relationship has been authorised by the Board pursuant to Article ~~168.~~169. In particular, the Director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Companies Act because he fails:

(a)	to disclose any such information to the Board or to any Director or other officer or employees of the Company; and/or

(b)	to use or apply any such information in performing his duties as a Director.

174.

~~173.~~ Where the existence of a Director’s relationship with another person or undertaking has been authorised by the Board pursuant to Article ~~168~~169 and his relationship with that person or undertaking gives rise to a conflict of interest or possible conflict of interest, the Director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Companies Act because he:

(a)

absents himself from meetings of the Board at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

(b)

makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or for such documents and information to be received and read by a professional adviser, for so long as he reasonably believes such conflict of interest or possible conflict of interest subsists.

175.	~~174.~~ The provisions of Articles ~~172~~173 and ~~173~~174 are without prejudice to any equitable principle or rule of law which may excuse the Director from:

(a)	disclosing information, in circumstances where disclosure would otherwise be required under these Articles; or

(b)

attending meetings or discussions or receiving documents and information as referred to in Article ~~173,~~174, in circumstances where such attendance or receiving such documents and information would otherwise be required under these Articles.

176.	~~175.~~ For the purposes of Article ~~169~~170:

(a)

a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified;

(b)	an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his; and

(c)	a Director shall be deemed to have disclosed the nature and extent of an interest which consists of him being a Director, officer or employee of any undertaking in which the Company is interested.

PROCEEDINGS OF DIRECTORS

177.	~~176.~~ Subject to the provisions of these Articles, the Board may regulate their proceedings as they think fit.

178.

~~177.~~ A Director may, and the secretary at the request of a Director shall, call a meeting of the Board by giving notice to each Director. A notice of a meeting of the Board shall be deemed to be properly given to a Director if given to him personally or by word of mouth, or sent in hard copy to him at his last known address or any other address (if any) as may for the time being be specified by him or on his behalf to the Company for this purpose or sent in electronic form to such address (if any) for the time being specified by him or on his behalf to the Company for this purpose. Any Director may waive the requirement for notice of a meeting and any such waiver may be retrospective. Any notice pursuant to this Article ~~177~~178 need not be in writing if the Board so determines and any such determination may be retrospective.

179.

~~178.~~ Questions arising at a meeting shall be decided by a majority of votes of the Directors present at such meeting who are entitled to vote on such question. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote, and an alternate Director who is appointed by two (2) or more Directors shall be entitled to a separate vote on behalf of each of his appointors in the appointors’ absence.

180.

~~179.~~ No business shall be transacted at any meeting of the Board unless a quorum is present. The quorum at a meeting of the Board shall be a majority of the Directors then in office. Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no Director objects. A Director shall not be counted in the quorum present in relation to a matter or resolution on which he is not entitled to vote (or when his vote cannot be counted) but shall be counted in the quorum present in relation to all other matters or resolutions considered or voted on at the meeting. An alternate Director, who is not himself a Director shall, if his appointor is not present but is entitled to be counted in the quorum, be counted in the quorum.

181.

~~180.~~ The Directors may at any time elect from their number, and remove, a chairman of the Board and a deputy chairman. Unless he is unwilling to do so, the Director appointed as chairman, or in his stead the Director appointed as deputy chairman, shall preside at all meetings of the Board at which he is present. If there is no Director holding either office, or if neither the chairman nor the deputy chairman is present within five (5) minutes after the time appointed for the meeting, or if the chairman or deputy chairman is not willing to preside, the Directors present may choose one (1) of their number to be chairman of the meeting.

182.

~~181.~~ All acts done by a meeting of the Board, or of a committee of the Board, or by a person acting as a Director, shall, notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any Director, any member of the committee or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, or that the meeting was not quorate (provided that the Directors present at the inquorate meeting believed, in good faith, that the meeting was quorate and made all such enquiries as were reasonable in the circumstances to establish that the meeting was quorate), be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote and that the meeting was quorate.

183.

~~182.~~ A resolution in writing agreed to by all the Directors entitled to receive notice of a meeting of the Board or of a committee of the Board and who would be entitled to vote (and whose vote would have been counted) on the resolution at a meeting of the Board or of a committee of the Board shall (if that number is sufficient to constitute a quorum) be as valid and effectual as if it had been passed at a meeting of the Board or (as the case may be) of that committee, duly convened and held. A resolution in writing is adopted when the Company receives from all such Directors a document indicating their agreement to the proposed resolution either by being signed or otherwise authenticated in the manner permitted by the Companies Act for a document in the relevant form, sent in either hard copy or electronic form (including facsimile transmission) to such address (if any) for the time being specified by the Company for that purpose. A resolution agreed to by an alternate Director need not also be agreed to by his appointor and, if it is agreed to by a Director who has appointed an alternate Director, it need not also be agreed to by the alternate Director in that capacity.

184.

~~183.~~ Without prejudice to Article ~~176,~~177, a meeting of the Board or of a committee of the Board may consist of a conference between Directors who are not all in one place, but each of whom is able (whether directly or by conference telephone or by any other form of communication equipment) to hear each of the other participating Directors, and to speak to and be heard by each of the others simultaneously. A Director taking part in such a conference shall be deemed to be present in person at the meeting and shall be entitled to vote and be counted in the quorum accordingly and the word “meeting” in these Articles shall be construed accordingly. Such meeting shall be deemed to take place where it is convened to be held or (if no Director is present in that place) where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is located.

185.

~~184.~~ Except as otherwise provided by these Articles, a Director shall not vote at a meeting of the Board or a committee of the Board on any resolution concerning a matter in which he has, directly or indirectly, an interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company) which can reasonably be regarded as likely to give rise to a conflict with the interests of the Company, unless his interest arises only because the resolution falls within one (1) or more of the following matters:

(a)

the giving of a guarantee, security or indemnity in respect of money lent to, or an obligation incurred by him at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

(b)

the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility (in whole or in part and whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(c)

the giving to him of any other indemnity which is on substantially the same terms as indemnities given or to be given to all of the other directors and/or to the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other directors have been given or are to be given substantially the same arrangements;

(d)

a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription, purchase or exchange, in which offer he is or may be entitled to participate as holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(e)

a contract, arrangement, transaction or proposal concerning any other undertaking in which he or any person connected with him is interested, directly or indirectly, and whether as an officer, shareholder, member, partner, creditor or otherwise if he and any persons connected with him do not to his knowledge hold an interest (as that term is used in sections 820 to 825 of the Companies Act) representing one (1) per cent. or more of either any class of the equity share capital of such undertaking (or any other undertaking through which his interest is derived) or of the voting rights available to shareholders, members, partners or equivalent of the relevant undertaking (or any interest being deemed for the purpose of this Article ~~184~~185 to be likely to give rise to a conflict with the interests of the Company in all circumstances);

(f)

a contract, arrangement, transaction or proposal for the benefit of employees and directors and/or former employees and directors of the Company or any of its subsidiary undertakings and/or members of their families (including a spouse or civil partner or a former spouse or former civil partner) or any person who is or was dependent on such persons, including but without being limited to a retirement benefits scheme and an employees’ share scheme, which does not accord to any director any privilege or advantage not generally accorded to the employees and/or former employees to whom such arrangement relates; and

(g)

a contract, arrangement, transaction or proposal concerning any insurance against any liability which the Company is empowered to purchase or maintain for, or for the benefit of, any Directors or for persons who include Directors.

186.

~~185.~~ The Company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of these Articles prohibiting a Director from voting at a meeting of the Directors or of a committee of the Directors or ratify any transaction not duly authorised by reason of contravention of any such provision. The Board may suspend or relax to any extent, in respect of any particular matter, any provision of these Articles prohibiting a Director from voting at a meeting of the Directors or of a committee of the Directors.

187.

~~186.~~ Where proposals are under consideration concerning the appointment (including without limitation fixing or varying the terms of appointment) of two (2) or more Directors to offices or employments with the Company or any undertaking in which the Company is interested, the proposals may be divided and considered in relation to each Director separately. In such cases each of the Directors concerned shall be entitled to vote in respect of each resolution except that concerning his own appointment.

188.

~~187.~~ If a question arises at a meeting of the Directors, or a meeting of a committee of the Directors, as to the right of a Director to vote, the question may, before the conclusion of the meeting, be decided by a resolution of a majority of Directors present at the meeting (other than the Director concerned and any other Director having a like interest as such Director) and such resolution shall be final and conclusive.

MINUTES

189.	~~188.~~ The Directors shall cause minutes to be made in books kept for the purpose:

(a)	of all appointments of officers made by the Directors; and

(b)

of all proceedings at meetings of the Company, of the holders of any class of shares in the capital of the Company, and of the Board, and of committees of the Board, including the names of the Directors present at each such meeting.

190.

~~189.~~ Any such minutes, if purporting to be signed by the chairman of the meeting to which they relate or of the meeting at which they are read, shall be sufficient evidence without any further proof of the facts therein stated.

SECRETARY

191.

~~190.~~ Subject to the provisions of the Companies Act, the secretary shall be appointed by the Board for such term, at such remuneration and on such other conditions as they think fit. Any secretary so appointed may be removed by the Board but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

THE SEAL

192.

~~191.~~ The seal shall be used only by the authority of a resolution of the Board or of a committee of the Board. The Board may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the Board:

(a)

share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical, electronic or other means or may be printed on it; and

(b)

every other instrument to which the seal is affixed shall be signed by two (2) authorised persons or by a Director in the presence of a witness who attests the signature and for this purpose an authorised person is any Director or the secretary of the Company.

193.

~~192.~~ Any document may be executed under the seal by impressing the seal by mechanical means or by printing the seal or a facsimile of it on the document or by applying the seal or a facsimile of it by any other means to the document. A document executed, with the authority of a resolution of the Board, in any manner permitted by section 44(2) of the Companies Act and expressed (in whatever form of words) to be executed by the Company has the same effect as if executed under the seal.

194.	~~193.~~ Subject to the provisions of the Companies Act, the Company may have an official seal for use in any place.

REGISTERS

195.

~~194.~~ Subject to the provisions of the Companies Act, the Company may keep an overseas or local register in any place, and the Board may make, amend and revoke any regulations it thinks fit about the keeping of that register.

196.	~~195.~~ Any Director or the secretary or any other person appointed by the Board for the purpose shall have power to authenticate and certify as true copies of and extracts from:

(a)	any document comprising or affecting the constitution of the Company, whether in hard copy form or electronic form;

(b)	any resolution passed by the Company, the holders of any class of shares in the capital of the Company, the Board or any committee of the Board, whether in hard copy form or electronic form; and

(c)	any book, record and document relating to the business of the Company, whether in hard copy form or electronic form (including without limitation the accounts).

If certified in this way, a document purporting to be a copy of a resolution, or the minutes or an extract from the minutes of a meeting of the Company, the holders of any class of shares in the capital of the Company, the Board or a committee of the Board, whether in hard copy form or electronic form, shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that the resolution was duly passed or that the minutes are, or the extract from the minutes is, a true and accurate record of any proceedings at a duly constituted meeting.

DIVIDENDS

197.

~~196.~~ Subject to the provisions of the Companies Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors.

198.

~~197.~~ Subject to the provisions of the Companies Act and to ~~Article 201,~~Articles 203 and 204, the Board may pay interim dividends, whether or not satisfied wholly or partly by the distribution of assets including without limitation paid up shares or debentures of another body corporate, of such amounts and on such dates and in respect of such periods as they may think fit if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the Board may:

(a)

pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if at the time of payment, any preferential dividend is in arrears; and

(b)	pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment.

If the Board acts in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights. Where any distribution is satisfied wholly or partly by the distribution of assets, where any difficulty arises in regard to such distribution, the Directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member on the basis of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

199.

~~198.~~ Dividends may be declared and paid in any currency or currencies that the Board shall determine. The Board may also determine the exchange rate and the relevant date for determining the value of any dividend in any currency.

200.

~~199.~~ Subject to the provisions of the Companies Act and except as otherwise provided by these Articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this Article ~~199,~~200, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

201.

~~200. Subject to Article 201,~~Subject to the provisions of the Companies Act and to Article 5, dividends may be declared and paid, including, without limitation, dividends consisting of Distribution Securities, in favour of Liberty Global Ordinary Shares and LiLAC Ordinary Shares, in equal or unequal amounts, or only in favour of the Liberty Global Ordinary Shares or only in favour of the LiLAC Ordinary Shares. The proportion of Distribution Securities to be distributed may be determined by the Board in its discretion to take into account such things as it deems relevant, including any Inter-Group Interests determined in good faith in accordance with the Management and Allocation Policies, which determination shall be final and binding on all shareholders of the Company.

202.

Subject to Article 203 in respect of Liberty Global Ordinary Shares and Article 204 in respect of LiLAC Ordinary Shares, a general meeting declaring a dividend may, upon the recommendation of the Board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets including without limitation paid up shares or debentures of another body corporate. Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member on the basis of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

~~201.~~	~~Unless otherwise recommended by three-quarters of the Board and approved by an ordinary resolution of the Company, where the~~

203.

The Board may elect to distribute securities of another body corporate ~~are distributed, they must only be distributed~~(Distribution Securities) to holders of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and ~~Class C Ordinary Shares on the basis that:~~Liberty Global Class C Ordinary Shares, provided that, unless otherwise recommended by three-quarters of the Board and approved by an ordinary resolution of the holders of Liberty Global Voting Shares, such Distribution Securities are only to be distributed on the following basis:

(a)	the holders of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares each receive the identical class of securities;

(b)

subject to the remainder of this Article 203, the holders of Liberty Global Class A Ordinary Shares, the holders of Liberty Global Class B Ordinary Shares and the holders of Liberty Global Class C Ordinary Shares each receive different classes of securities; or

(c)

subject to the remainder of this Article 203, the holders of one (1) or more classes of Liberty Global Ordinary Shares each receive a different class of securities than the holders of all other classes of Liberty Global Ordinary Shares, in each case, on an equal per share basis, subject to the treatment of fractions in accordance with Article 67.

To the extent that a distribution is declared and paid pursuant to paragraph (b) or (c) of this Article 203 then:

(i)

the holders of Liberty Global Class B Ordinary Shares shall receive the securities having the highest value voting rights (or, in the case of Convertible Securities, the securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase, the securities with the highest value voting rights) and the holders of each other class of Liberty Global Ordinary Shares shall receive the securities having the lesser value voting rights (or, in the case of Convertible Securities, the securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase, the securities with the lesser value voting rights):

(A)

in each case, without regard to whether such voting rights differ to a greater or lesser extent than the corresponding differences in voting rights (and related differences in designation, conversion and rights to distributions pursuant to Article 202, this Article 203, Article 216 and Article 217) between Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares; and

(B)

provided that the different classes of securities (and, in the case of Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase securities, the securities resulting from such conversion, exchange or purchase) do not differ in any respect other than with respect to their relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Article 202, this Article 203, Article 216 and Article 217); and

(ii)

in the event that the holders of Liberty Global Class A Ordinary Shares receive a class of securities having different rights to those received by the holders of Liberty Global Class C Ordinary Shares:

(A)

provided that the different classes of securities (and, in the case of Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase securities, the securities resulting from such conversion, exchange or purchase) do not differ in any respect other than with respect to their relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Article 202, this Article 203, Article 216 and Article 217); then

(B)	the relevant classes of securities shall be distributed to the holders of Liberty Global Class A Ordinary Shares and Liberty Global Class C Ordinary Shares:

(1)	as the Board thinks fit; or

(2)

such that the relative voting rights (and related differences in designation, conversion, redemption, rights to dividends in specie comprising securities and rights to distributions pursuant to Article 202, this Article 203, Article 216 and Article 217) of the class of securities (or, in the case of Convertible Securities, the securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase, the securities resulting from such conversion, exchange or purchase) to be received by the holders of Liberty Global Class A Ordinary Shares on the one hand and Liberty Global Class C Ordinary Shares on the other hand corresponds to the extent practicable to the relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Articles 202, this Article 203, Article 216 and Article 217) as the Liberty Global Class A Ordinary Shares compare to the Liberty Global Class C Ordinary Shares.

204.

The Board may elect to distribute Distribution Securities to holders of LiLAC Class A Ordinary Shares, LiLAC Class B Ordinary Shares and LiLAC Class C Ordinary Shares, provided that, unless otherwise recommended by three-quarters of the Board and approved by an ordinary resolution of the holders of LiLAC Voting Shares, such Distribution Securities are only to be distributed on the following basis:

(a)	the holders of LiLAC Class A Ordinary Shares, LiLAC Class B Ordinary Shares and LiLAC Class C Ordinary Shares each receive the identical class of securities;

(b)

subject to the remainder of this Article ~~201,~~204, the holders of LiLAC Class A Ordinary Shares, the holders of LiLAC Class B Ordinary Shares and the holders of LiLAC Class C Ordinary Shares each receive different classes of securities; or

(c)

subject to the remainder of this Article ~~201,~~204, the holders of one (1) or more ~~class~~classes of LiLAC Ordinary Shares ~~receives~~ each receive a different class of securities than the holders of all other classes of LiLAC Ordinary Shares, in each case, on an equal per share basis ~~and to holders of any other shares in the capital of the Company on such terms as the Board may determine.~~

, subject to the treatment of fractions in accordance with Article 67.

To the extent that a ~~dividend~~distribution is declared and paid pursuant to paragraph (b) or (c) of this Article ~~201~~204 then:

(i)

the holders of LiLAC Class B Ordinary Shares shall receive the securities having the highest value voting rights (or, in the case of ~~convertible securities~~Convertible Securities, the securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase, the securities with the highest value voting rights) and the holders of each other class of LiLAC Ordinary Shares shall receive the securities having the lesser value voting rights (or, in the case of ~~convertible securities~~Convertible Securities, the securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase, the securities with the lesser value voting rights):

(A)

in each case, without regard to whether such voting rights differ to a greater or lesser extent than the corresponding differences in voting rights (and related differences in designation, conversion and rights to distributions pursuant to Article ~~200,~~202, this Article ~~201,~~204, Article ~~212~~218 and Article ~~213~~219) between ~~the~~LiLAC Class A Ordinary Shares, ~~the~~LiLAC Class B Ordinary Shares and ~~the~~LiLAC Class C Ordinary Shares; and

(B)

provided that the different classes of securities (and, in the case of ~~securities~~Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase securities, the securities resulting from such conversion, exchange or purchase) do not differ in any respect other than with respect to their relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Article ~~200,~~202, this Article ~~201,~~204, Article ~~212~~218 and Article ~~213~~219); and

(ii)	in the event that the holders of LiLAC Class A Ordinary Shares receive a class of securities having different rights to those received by the holders of LiLAC Class C Ordinary Shares:

(A)

provided that the different classes of securities (and, in the case of ~~securities~~Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase securities, the securities resulting from such conversion, exchange or purchase) do not differ in any respect other than with respect to their relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Article ~~200,~~202, this Article ~~201,~~204, Article ~~212~~216 and Article ~~213~~219); ~~and~~then

(B)	the relevant classes of securities shall be distributed to the holders of LiLAC Class A Ordinary Shares and LiLAC Class C Ordinary Shares:

(1)	as the Board thinks fit; or

(2)

such that the relative voting rights (and related differences in designation, conversion, redemption, rights to dividends in specie comprising securities and rights to distributions pursuant to Article ~~200,~~202, this Article ~~201,~~204, Article ~~212~~218 and Article ~~213~~219) of the class of securities (or, in the case of ~~convertible securities~~Convertible Securities, the securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase, the securities resulting from such conversion, exchange or purchase) to be received by the holders of LiLAC Class A Ordinary Shares on the one hand and LiLAC Class C Ordinary Shares on the other hand corresponds to the extent practicable to the relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Articles ~~200,~~202, this Article ~~201, Article 212~~204, Article 218 and Article ~~213~~219) as the LiLAC Class A Ordinary Shares ~~compares~~compare to the LiLAC Class C Ordinary Shares.

205.

When a Share Distribution is made to holders of LiLAC Ordinary Shares pursuant to Article 203, subject to such changes and adjustments as the Board determines are necessary, including any adjustment in respect of Inter-Group Interests made in good faith by the Board in accordance with the Management and Allocation Policies, which determination shall be final and binding on all shareholders of the Company, on the date on which the Share Distribution is made, and following completion of such Share Distribution, the Board may redesignate a portion of the LiLAC Ordinary Shares as Deferred Shares (which determination shall be final and binding on all shareholders of the Company) so that:

(a)	holders of LiLAC Class A Ordinary Shares shall have their holding reduced by an amount per LiLAC Class A Ordinary Share equal to, or less than, the LiLAC Distribution Fraction;

(b)	holders of LiLAC Class B Ordinary Shares shall have their holding reduced by an amount per LiLAC Class B Ordinary Share equal to, or less than, the LiLAC Distribution Fraction;

(c)	holders of LiLAC Class C Ordinary Shares shall have their holding reduced by an amount per LiLAC Class C Ordinary Share equal to, or less than, the LiLAC Distribution Fraction,

with any fractions arising as a result of such redesignation being dealt with in accordance with Article 67.

206.	~~202.~~ Any dividend or other money payable in respect of a share may be paid:

(a)	in cash;

(b)	by cheque or warrant made payable to or to the order of the holder or person entitled to payment;

(c)

by direct debit, bank or other funds transfer system to the holder or person entitled to payment or, if practicable, to a person designated by notice to the Company by the holder or person entitled to payment; or

(d)	by any other method approved by the Board and agreed (in such form as the Company thinks appropriate) by the holder or person entitled to payment.

207.	~~203.~~ If two (2) or more persons are registered as joint holders of any share, or are entitled by transmission jointly to a share, the Company may:

(a)	pay any dividend or other moneys payable in respect of the share to any one of them and any one of them may give effectual receipt for the payment; and

(b)	for the purpose of Article ~~202,~~206, rely in relation to the share on the written direction, designation or agreement of, or notice to the Company by, any one of them.

208.	~~204.~~ A cheque or warrant may be sent by post:

(a)	where a share is held by a sole holder, to the registered address of the holder of the share;

(b)	if two (2) or more persons are the holders of the share, to the registered address of the person who is first named in the register of members;

(c)

if two (2) or more persons are holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder or otherwise by operation of law, as if it were a notice to be sent under Article ~~233~~242; or

(d)	in any case to such person and to such address as the person entitled to payment may direct by notice to the Company.

209.

~~205.~~ Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled may by notice direct and payment of the cheque or warrant shall be a good discharge to the Company. Every cheque or warrant sent or transfer of funds made by the relevant bank or system in accordance with these Articles shall be at the risk of the holder or person entitled. The Company shall have no responsibility for any sums lost or delayed in the course of payment by any method used by the Company in accordance with ~~Article 202.~~Articles 206.

210.	~~206.~~ The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

(a)	in respect of at least two (2) consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b)	following one (1) such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these Articles, shall recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request and have supplied in writing a new address or account to be used for that purpose.

211.

~~207.~~ The Board may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share. Where a person is entitled by transmission to a share, the Board may retain any dividend payable in respect of that share until that person (or that person’s transferee) becomes the holder of that share.

212.	~~208.~~ No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

213.

~~209.~~ Any dividend which has remained unclaimed for twelve (12) years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other money payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company’s own account. Such payment shall not constitute the Company a trustee in respect of it.

SCRIP DIVIDENDS

214.

~~210.~~ The Board may offer any holder of shares the right to elect to receive shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Board) of all or any dividend subject to the following terms and conditions:

(a)

Each holder of shares shall be entitled to that number of new shares as are together as nearly as possible equal in value to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder would have received by way of dividend but elects to forego (each a new share). For this purpose, the value of each new share shall be:

(i)

equal to the average quotation for the relevant shares in the capital of the Company, that is, the average of the closing prices for those shares on the NASDAQ or other exchange or quotation service on which the Company’s shares are listed or quoted as derived from such source as the Board may deem appropriate, on the day on which such shares are first quoted ex the relevant dividend and the four (4) subsequent business days; or

(ii)	calculated in any other manner the Board considers fit,

but shall never be less than the par value of the new share. A certificate or report by the auditors as to the value of a new share in respect of any dividend shall be conclusive evidence of that value.

(b)	Each holder of shares shall only be entitled to new shares of ~~either~~ (as the Board may determine): ~~(i)~~

(i)	the identical class to which the dividend relates; ~~or (ii)~~

(ii)	in respect of Liberty Global Ordinary Shares, Liberty Global Class C Ordinary Shares; or

(iii)	in respect of LiLAC Ordinary Shares, LiLAC Class C Ordinary Shares.

(c)

On or as soon as possible after announcing that any dividend is to be declared or recommended, the Board, if it intends to offer an election in respect of that dividend, shall also announce that intention. If, after determining the basis of allotment, the Board decides to proceed with the offer, it shall notify the holders of shares of the terms and conditions of the right of election offered to them, specifying the procedure to be followed and place at which, and the latest time by which, elections or notices amending or terminating existing elections must be delivered in order to be effective.

(d)

The Board shall not proceed with any election unless the Board has sufficient authority to allot shares and sufficient reserves or funds that may be appropriated to give effect to it after the basis of allotment is determined.

(e)

The Board may exclude from any offer any holders of shares where the Board believes the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f)

The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been made (the elected ordinary shares) and instead such number of new shares shall be allotted to each holder of elected ordinary shares as is arrived at on the basis stated in paragraph (a) of this Article ~~210.~~214. For that purpose the Board shall appropriate out of any amount for the time being standing to the credit of any reserve or fund (including without limitation the profit and loss account), whether or not it is available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to each holder of elected shares as is arrived at on the basis stated in paragraph (a) of this Article ~~210.~~214.

(g)

The new shares when allotted shall rank pari passu in all respects with the fully paid shares of the same class then in issue except that they shall not be entitled to participate in the relevant dividend in lieu of which they were allotted.

(h)

No fraction of a share shall be allotted. The Board may make such provisions as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of all or part of the benefit of fractional entitlements to or by the Company or to or by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

(i)

The Board may do all acts and things it considers necessary or expedient to give effect to the allotment and issue of any share pursuant to this Article ~~210~~214 or otherwise in connection with any offer made pursuant to this Article ~~210~~214 and may authorise any person, acting on behalf of the holders concerned, to enter into an agreement with the Company providing for such allotment or issue and incidental matters. Any agreement made under such authority shall be effective and binding on all concerned.

(j)	The Board may, at its discretion, amend, suspend or terminate any offer pursuant to the above.

CAPITALISATION OF PROFITS

215.

~~211.~~ The Board may, subject to the provisions of this Article ~~211, Article 212, Article 213 and Article 214 inclusive~~215 and, in respect of the Liberty Global Ordinary Shares, Articles 216 and 217, and, in respect of the LiLAC Ordinary Shares, Articles 218 and 219, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including without limitation the Company’s share premium account and capital redemption reserve, if any) and:

(a)

appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend;

(b)

apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full shares, debentures or other obligations of the Company of a nominal amount equal to that sum but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article ~~211,~~215, only be applied in paying up shares to be allotted to members credited as fully paid;

(c)	allot the shares, debentures or other obligations credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other;

(d)

resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(e)

where shares or debentures become, or would otherwise become, distributable under this Article ~~211~~215 in fractions, make such provision as the Board thinks fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

(f)	authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for either:

(i)	the allotment to members respectively, credited as fully paid, of any further shares, debentures or other obligations to which they are entitled upon such capitalisation; or

(ii)

the payment up by the Company on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sums resolved to be capitalised, and any agreement made under such authority being binding on all such members; and

(g)	generally do all acts and things required to give effect to such resolution as aforesaid,

provided that, if the Board resolves to capitalise any undistributed profits of the Company pursuant to this Article 215 and Articles 216 and 217 to issue and allot LiLAC Ordinary Shares to holders of Liberty Global Ordinary Shares, it may only do so in order to reflect an Inter-Group Interest which is thereby treated as being satisfied and if the Board resolves to capitalise any undistributed profits of the Company pursuant to this Article 215 and Articles 218 and 219 to issue and allot Liberty Global Ordinary Shares to holders of LiLAC Ordinary Shares, it may only do so in connection with the redesignation of LiLAC Ordinary Shares into Liberty Global Ordinary Shares as contemplated by these Articles.

216.

~~212.~~ In exercising its authority under Article ~~211, unless recommended by three-quarters of the Board and approved by an ordinary resolution of the Company,~~215, the Board may ~~only~~ resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including without limitation the Company’s share premium account and capital redemption reserve, if any) and to issue and allot ~~the following~~ securities as otherwise contemplated by Article ~~211~~215 to the holders of Liberty Global Ordinary Shares, in which case, unless otherwise recommended by three-quarters of the Board and approved by an ordinary resolution of the holders of Liberty Global Voting Shares, such securities shall be allotted and issued to holders of Liberty Global Ordinary Shares as follows:

(a)

Liberty Global Class C Ordinary Shares (or ~~securities, other than Ordinary Shares, of the Company or any other undertaking~~Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase Liberty Global Class C Ordinary Shares) to holders of Liberty Global Ordinary Shares on an equal per share basis, subject to the treatment of fractions in accordance with Article 67;

(b)

~~(b)~~(i)

Liberty Global Class A Ordinary Shares (or ~~securities, other than Ordinary Shares, of the Company or any other undertaking~~Convertible Securities, convertible into, or exercisable or exchangeable for or evidencing the right to purchase Liberty Global Class A Ordinary Shares) to holders of Liberty Global Class A Ordinary Shares;

(ii)

Liberty Global Class B Ordinary Shares (or ~~securities, other than Ordinary Shares, of the Company or any other undertaking~~Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase Liberty Global Class B Ordinary Shares) to holders of Liberty Global Class B Ordinary Shares; and

(iii)

Liberty Global Class C Ordinary Shares (or ~~securities, other than Ordinary Shares, of the Company or any other undertaking~~Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase Liberty Global Class C Ordinary Shares) to holders of Liberty Global Class C Ordinary Shares, in each case, on an equal per share basis ~~and to holders of any other shares in the capital of the Company on such terms as the Board may determine~~, subject to the treatment of fractions in accordance with Article 67;

(c)

any securities in the capital of the Company, other than Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares or Liberty Global Class C Ordinary Shares (or Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares or Liberty Global Class C Ordinary Shares) to holders of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares on the basis that:

(i)	the holders of Liberty Global Class A Ordinary Shares, Liberty Global Class B Ordinary Shares and Liberty Global Class C Ordinary Shares receive the identical class of securities;

(ii)

subject to Article 217, the holders of Liberty Global Class A Ordinary Shares, the holders of Liberty Global Class B Ordinary Shares and the holders of Liberty Global Class C Ordinary Shares each receive different classes of securities; or

(iii)

subject to Article 217, the holders of one (1) or more classes of Liberty Global Ordinary Shares each receive a different class of securities than the holders of all other classes of Liberty Global Ordinary Shares, in each case, on an equal per share basis subject to the treatment of fractions in accordance with Article 67.

217.	To the extent that shares are issued or transferred pursuant to paragraph (c)(ii) or paragraph (c)(iii) of Article 216 then:

(a)

the holders of Liberty Global Class B Ordinary Shares shall receive the securities having the highest value voting rights (or, in the case of Convertible Securities, the securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase, the securities with the highest value voting rights) and the holders of each other class of Liberty Global Ordinary Shares shall receive the securities having the lesser value voting rights (or, in the case of Convertible Securities, the securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase, the securities with the lesser value voting rights):

(i)

in each case, without regard to whether such voting rights differ to a greater or lesser extent than the corresponding differences in voting rights (and related differences in designation, conversion and rights to distributions pursuant to Articles 202, 203 and 216) between the Liberty Global Class A Ordinary Shares, the Liberty Global Class B Ordinary Shares and the Liberty Global Class C Ordinary Shares; and

(ii)

provided that the different classes of securities (and, in the case of Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase securities, the securities resulting from such conversion, exchange or purchase) do not differ in any respect other than with respect to their relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Articles 202, 203 and 216); and

(b)

in the event that the holders of Liberty Global Class A Ordinary Shares receive a class of securities having different rights to those received by the holders of Liberty Global Class C Ordinary Shares:

(i)

provided that the different classes of securities (and, in the case of Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase securities, the securities resulting from such conversion, exchange or purchase) do not differ in any respect other than with respect to their relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Articles 202, 203 and 216); and

(ii)	the relevant classes of securities shall be distributed to the holders of Liberty Global Class A Ordinary Shares and Liberty Global Class C Ordinary Shares:

(A)	as the Board thinks fit; or

(B)

such that the relative voting rights (and related differences in designation, conversion, redemption, rights to dividends in specie comprising securities and rights to distributions pursuant to Articles 202, 203 and 216) of the class of securities (or, in the case of Convertible Securities, the securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase, the securities resulting from such conversion, exchange or purchase) to be received by the holders of Liberty Global Class A Ordinary Shares on the one hand and Liberty Global Class C Ordinary Shares on the other hand corresponds to the extent practicable to the relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Articles 202, 203 and 216) as the Liberty Global Class A Ordinary Shares compare to the Liberty Global Class C Ordinary Shares.

218.

In exercising its authority under Article 215, the Board may resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including without limitation the Company’s share premium account and capital redemption reserve, if any) and to issue and allot securities as otherwise contemplated by Article 215 to the holders of LiLAC Ordinary Shares, in which case, unless otherwise recommended by three-quarters of the Board and approved by an ordinary resolution of the holders of LiLAC Voting Shares, such securities shall be allotted and issued to holders of LiLAC Ordinary Shares as follows:

(a)

LiLAC Class C Ordinary Shares (or Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase LiLAC Class C Ordinary Shares) to holders of LiLAC Ordinary Shares on an equal per share basis subject to the treatment of fractions in accordance with Article 67;

(b)

(i)

LiLAC Class A Ordinary Shares (or Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase LiLAC Class A Ordinary Shares) to holders of LiLAC Class A Ordinary Shares;

(ii)

LiLAC Class B Ordinary Shares (or Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase LiLAC Class B Ordinary Shares) to holders of LiLAC Class B Ordinary Shares; and

(iii)

LiLAC Class C Ordinary Shares (or Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase LiLAC Class C Ordinary Shares) to holders of LiLAC Class C Ordinary Shares, in each case, on an equal per share basis subject to the treatment of fractions in accordance with Article 67;

(c)

any securities in the capital of the Company, other than LiLAC Class A Ordinary Shares, LiLAC Class B Ordinary Shares or LiLAC Class C Ordinary Shares (or ~~securities~~Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase LiLAC Class A Ordinary Shares, LiLAC Class B Ordinary Shares or LiLAC Class C Ordinary Shares) to holders of LiLAC Class A Ordinary Shares, LiLAC Class B Ordinary Shares and LiLAC Class C Ordinary Shares on the basis that:

(i)	the holders of LiLAC Class A Ordinary Shares, LiLAC Class B Ordinary Shares and LiLAC Class C Ordinary Shares receive the identical class of securities;

(ii)

subject to Article ~~213,~~219, the holders of LiLAC Class A Ordinary Shares, the holders of LiLAC Class B Ordinary Shares and the holders of LiLAC Class C Ordinary Shares each receive different classes of securities; or

(iii)

subject to Article ~~213,~~219, the holders of one (1) or more class of LiLAC Ordinary Shares ~~receives~~receive a different class of securities than the holders of all other classes of LiLAC Ordinary Shares, in each case, on an equal per share basis~~.~~ subject to the treatment of fractions in accordance with Article 67.

219.	~~213.~~ To the extent that ~~a dividend is declared and paid~~shares are issued or transferred pursuant to paragraph (c)(ii) or paragraph (c)(iii) of Article ~~212~~218 then:

(a)

the holders of LiLAC Class B Ordinary Shares shall receive the securities having the highest value voting rights (or, in the case of ~~convertible securities~~Convertible Securities, the securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase, the securities with the highest value voting rights) and the holders of each other class of LiLAC Ordinary Shares shall receive the securities having the lesser value voting rights (or, in the case of ~~convertible securities~~Convertible Securities, the securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase, the securities with the lesser value voting rights):

(i)

in each case, without regard to whether such voting rights differ to a greater or lesser extent than the corresponding differences in voting rights (and related differences in designation, conversion and rights to distributions pursuant to Articles ~~200, 201~~202, 204 and ~~212~~218) between the LiLAC Class A Ordinary Shares, the LiLAC Class B Ordinary Shares and the LiLAC Class C Ordinary Shares; and

(ii)

provided that the different classes of securities (and, in the case of ~~securities~~Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase securities, the securities resulting from such conversion, exchange or purchase) do not differ in any respect other than with respect to their relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Articles ~~200, 201~~202, 204 and ~~212~~218); and

(b)	in the event that the holders of LiLAC Class A Ordinary Shares receive a class of securities having different rights to those received by the holders of LiLAC Class C Ordinary Shares:

(i)

provided that the different classes of securities (and, in the case of ~~securities~~Convertible Securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase securities, the securities resulting from such conversion, exchange or purchase) do not differ in any respect other than with respect to their relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Articles ~~200, 201~~202, 204 and ~~212~~218); and

(ii)	the relevant classes of securities shall be distributed to the holders of LiLAC Class A Ordinary Shares and LiLAC Class C Ordinary Shares:

(A)	as the Board thinks fit; or

(B)

such that the relative voting rights (and related differences in designation, conversion, redemption, rights to dividends in specie comprising securities and rights to distributions pursuant to Articles ~~200, 201~~202, 204 and ~~212~~218) of the class of securities (or, in the case of ~~convertible securities~~Convertible Securities, the securities convertible into, or exercisable or exchangeable for or evidencing the right to purchase, the securities resulting from such conversion, exchange or purchase) to be received by the holders of LiLAC Class A Ordinary Shares on the one hand and LiLAC Class C Ordinary Shares on the other hand corresponds to the extent practicable to the relative voting rights (and related differences in designation, conversion, redemption and rights to distributions pursuant to Articles ~~200, 201~~202, 204 and ~~212~~218) as the LiLAC Class A Ordinary Shares ~~compares~~compare to the LiLAC Class C Ordinary Shares.

220. ~~214.~~(a)

Where, pursuant to an employees’ share scheme (within the meaning of section 1166 of the Companies Act) the Company has granted awards (“awards” being options or other incentive awards, including, without limitation, stock appreciation rights, restricted stock units, performance stock units and restricted stock awards) to subscribe for or with respect to shares on terms which provide (inter alia) for adjustments to the subscription, exercise or base price payable on the exercise of such award or to the number of shares to be allotted upon the exercise, or with respect to, such award, in the event of any increase or reduction in, or other reorganisation of, the Company’s issued share capital and an otherwise appropriate adjustment would result in the subscription, exercise or base price for any share being less than its nominal value, then, subject to the provisions of the Companies Act, the Directors may, on the exercise of any of the awards concerned and payment of the subscription, exercise or base price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in Article ~~211~~215 above (as if such Article ~~211~~215 did not make reference to ~~Article 212~~Articles 216, 217, 218 and ~~Article 213~~219) to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such awards and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of Article ~~211~~215 shall apply mutatis mutandis to this Article ~~214~~220(a) as if Article ~~211~~215 did not make reference to ~~Article 212~~Articles 216, 217, 218 and ~~Article 213.~~219.

(b)

Where, pursuant to an employees’ share scheme (within the meaning of section 1166 of the Companies Act) the Company has granted awards (“awards” being options or other incentive awards, including, without limitation, stock appreciation rights, restricted stock units, performance stock units and restricted stock awards) to subscribe for or with respect to shares, then, subject to the provisions of the Companies Act, the Directors may, on the grant, exercise or vesting of any of the awards concerned, capitalise any such profits or other sum as is mentioned in Article ~~211~~215 above (as if such Article ~~211~~215 did not make reference to ~~Article 212~~Articles 216, 217, 218 and ~~Article 213~~219) to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the grant, exercise or vesting of such awards and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of Article ~~211~~215 shall apply mutatis mutandis to this Article ~~214~~220(b) as if Article ~~211~~215 did not make reference to ~~Article 212~~Articles 216, 217, 218 and ~~Article 213.~~219.

LILAC GROUP DISPOSITION

221.

Subject to the Companies Act, in the event of a LiLAC Group Disposition (other than an Exempt LiLAC Group Disposition) the Company will, on or prior to the one hundred and twentieth (120th) Trading Day following the consummation of such LiLAC Group Disposition and in accordance with the Articles, take one (1) of the following actions, as determined by the Board, subject to any adjustment in respect of Inter-Group Interests made in good faith by the Board in accordance with the Management and Allocation Policies, which determination shall be final and binding on all the shareholders of the Company:

(a)

declare and pay a dividend in cash, Distribution Securities or other assets, or any combination of the foregoing, in favour of the LiLAC Ordinary Shares with an aggregate Fair Value equal to the LiLAC Group Allocable Net Proceeds of such LiLAC Group Disposition and, on immediately following the payment of such dividend, the Board may redesignate a portion of the outstanding LiLAC Ordinary Shares as Deferred Shares (which determination shall be final and binding on all shareholders of the Company) so that:

(i)	holders of LiLAC Class A Ordinary Shares shall have their holding of LiLAC Class A Ordinary Shares reduced by an amount per LiLAC Ordinary Share equal to, or less than, the Disposition Fraction;

(ii)

holders of LiLAC Class B Ordinary Shares shall have their holding of LiLAC Class B Ordinary Shares reduced by an amount per LiLAC Class B Ordinary Shares equal to, or less than, the Disposition Fraction;

(iii)

holders of LiLAC Class C Ordinary Shares shall have their holding of LiLAC Class C Ordinary Shares reduced by an amount per LiLAC Class C Ordinary Share equal to, or less than, the Disposition Fraction;

with any fractions arising as a result of such redesignation being dealt with in accordance with Article 67;

(b)	redesignate:

(i)

each outstanding LiLAC Class A Ordinary Share as a Liberty Global Class A Ordinary Share so as to result in holders of LiLAC Class A Ordinary Shares holding a number of Liberty Global Class A Ordinary Shares per LiLAC Class A Ordinary Share equal to the Disposition Value Ratio;

(ii)

each outstanding LiLAC Class B Ordinary Share as a Liberty Global Class B Ordinary Share so as to result in holders of LiLAC Class B Ordinary Shares holding a number of Liberty Global Class B Ordinary Shares per LiLAC Class B Ordinary Share equal to the Disposition Value Ratio; and

(iii)

each outstanding LiLAC Class C Ordinary Share as a Liberty Global Class C Ordinary Share so as to result in holders of LiLAC Class C Ordinary Shares holding a number of Liberty Global Class C Ordinary Shares per LiLAC Class C Ordinary Shares equal to the Disposition Value Ratio, and the Board may consolidate and/or subdivide shares in the capital of the Company, redesignate shares in the capital of the Company as Deferred Shares and capitalise the Company’s reserves as necessary to achieve this result (which determination shall be final and binding on all shareholders of the Company) with any fractions arising as a result of such redesignation being dealt with in accordance with Article 67;

(c)

(i)

retain a proportion of the LiLAC Group Allocable Net Proceeds, as determined in good faith by the Board, which determination shall be final and binding on all shareholders of the Company, and redesignate:

(A)	LiLAC Class A Ordinary Shares as Liberty Global Class A Ordinary Shares so that holders of LiLAC Class A Ordinary Shares shall:

(1)	hold a number of Liberty Global Class A Ordinary Shares per LiLAC Class A Ordinary Share equal to the Disposition Redesignation Ratio; and

(2)	following such redesignation, hold a number of LiLAC Class A Ordinary Shares per LiLAC Class A Ordinary Share equal to the Disposition LiLAC Share Retention Ratio;

(B)	LiLAC Class B Ordinary Shares as Liberty Global Class B Ordinary Shares so that holders of LiLAC Class B Ordinary Shares shall:

(1)	hold a number of Liberty Global Class B Ordinary Shares per LiLAC Class B Ordinary Share equal to the Disposition Redesignation Ratio; and

(2)	following such redesignation, hold a number of LiLAC Class B Ordinary Shares per LiLAC Class B Ordinary Share equal to the Disposition LiLAC Share Retention Ratio;

(C)	LiLAC Class C Ordinary Shares as fully paid Liberty Global Class C Ordinary Shares so that holders of LiLAC Class C Ordinary Shares shall:

(1)	hold a number of Liberty Global Class C Ordinary Shares per LiLAC Class C Ordinary Share equal to the Disposition Redesignation Ratio; and

(2)	following such redesignation, hold a number of LiLAC Class C Ordinary Shares per LiLAC Class C Ordinary Share equal to the Disposition LiLAC Share Retention Ratio,

and the Board may consolidate and/or subdivide shares in the capital of the Company, redesignate shares in the capital of the Company as Deferred Shares and capitalise the Company’s reserves as necessary to achieve this result (which determination shall be final and binding on all shareholders of the Company)with any fractions arising as a result of such redesignation being dealt with in accordance with Article 67; and

(ii)

following completion, and within five (5) Trading Days of, the redesignations pursuant to sub-paragraph (c)(i) of this Article 221, the Board shall declare and pay a dividend in cash, Distribution Securities, or other assets, or any combination of the foregoing, in favour of the then outstanding LiLAC Ordinary Shares with an aggregate Fair Value equal to the amount, if any, of the LiLAC Group Allocable Net Proceeds not being retained by the Company pursuant to sub-paragraph (c)(i) of this Article 221 and, immediately following the payment of such dividend, the Board may determine to redesignate a portion of the outstanding LiLAC Ordinary Shares as Deferred Shares (which determination shall be final and binding on all shareholders of the Company) so that:

(A)

holders of LiLAC Class A Ordinary Shares shall, following such redesignation, have their holding of LiLAC Class A Ordinary Shares reduced by an amount per LiLAC Class A Ordinary Share (held prior to any redesignation pursuant to this Article 221) equal to, or less than, the Disposition Dividend Deferral Ratio;

(B)

holders of LiLAC Class B Ordinary Shares shall, following such redesignation, have their holding of LiLAC Class B Ordinary Shares reduced by an amount per LiLAC Class B Ordinary Share (held prior to any redesignation pursuant to this Article 221) equal to, or less than, the Disposition Dividend Deferral Ratio; and

(C)

holders of LiLAC Class C Ordinary Shares shall, following such redesignation, have their holding of LiLAC Class C Ordinary Shares reduced by an amount per LiLAC Class C Ordinary Share (held prior to any redesignation pursuant to this Article 221) equal to, or less than, the Disposition Dividend Deferral Ratio, with any fractions arising as a result of such redesignation being dealt with in accordance with Article 67.

222.

Any deadline for effecting a redesignation prescribed by Article 221 may be extended if deemed necessary or appropriate, in the discretion of the Board, to enable the Company to comply with applicable law, including U.S. federal securities laws, the rules of any securities exchange and the rules and regulations of any governmental authority.

223.

If the Board seeks the approval of the holders of LiLAC Ordinary Shares to qualify a LiLAC Group Disposition as an Exempt LiLAC Group Disposition and such approval is not obtained, the date on which such approval fails to be obtained will be treated as the date on which such LiLAC Group Disposition was consummated for the purposes of making the determinations and taking the actions prescribed by Article 221 and no subsequent vote may be taken to qualify such LiLAC Group Disposition as an Exempt LiLAC Group Disposition.

CHANGE OF THE COMPANY’S NAME

224.	~~215.~~ The Company’s name may be changed by resolution of the Board.

RECORD DATES

225.	~~216.~~ Notwithstanding any other provision of these Articles, and subject to the Companies Act, but without prejudice to any special rights attached to any shares, the Company or the Directors may:

(a)	fix any date as the record date for any dividend, distribution, allotment or issue, which shall not be more than sixty (60) days prior to such action;

(b)

for the purpose of determining which persons are entitled to attend and vote at a general meeting of the Company, or a separate general meeting of the holders of any class of shares in the capital of the

Company, and how many votes such persons may cast, specify in the notice of meeting a time by which a person must be entered on the register in order to have the right to attend or vote at the meeting provided that such time shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting and changes to the register after the time specified by virtue of this Article ~~216~~225 shall be disregarded in determining the rights of any person to attend or vote at the meeting; and

(c)

for the purposes of sending notices to any one (1) or more members (including, without limitation, notices of general meetings, or separate general meetings of the holders of any class of shares in the capital of the Company), give such notices by reference to the register of members as it stands at the close of business on a day determined by the Company or the Board, which day may not be more than sixty (60) days before the day that such notices are sent.

226.

~~217.~~ In the case of determination of members entitled to vote at any general meeting or adjournment thereof, or a separate general meeting of the holders of any class of shares in the capital of the Company, the record date shall, unless otherwise required by the Companies Act, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting.

227.	~~218.~~ In the case of any other lawful action, and save as otherwise provided by these Articles, the record date shall not be more than sixty (60) days prior to such other action.

ACCOUNTS

228.

~~219.~~ No member (as such, other than a Director) shall have any right to inspect any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the Board or by ordinary resolution of the Company.

229.

~~220.~~ Subject to the Companies Act, a copy of the Company’s annual accounts and reports for that financial year shall, at least twenty-one (21) clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the provisions of the Companies Act, be sent to every member and to every holder of the Company’s debentures, and to every person who is entitled to receive notice of meetings from the Company under the provisions of the Companies Act or of these Articles or, in the case of joint holders of any share or debenture, to one (1) of the joint holders. A copy need not be sent to a person for whom the Company does not have a current address.

230.

~~221.~~ Subject to the Companies Act, the requirements of Article ~~220~~229 shall be deemed satisfied in relation to any person by sending to the person, instead of such copies, a summary financial statement derived from the Company’s annual accounts and directors’ report, which shall be in the form and containing the information prescribed by the Companies Act and any regulations made under the Companies Act.

NOTICES AND OTHER COMMUNICATIONS

231.	~~222.~~ Any notice to be given to or by any person pursuant to these Articles shall be in writing other than a notice calling a meeting of the Directors which need not be in writing.

232.	~~223.~~ Any notice, document or information may (without prejudice to Articles ~~230~~239 and ~~231~~240) be given, sent or supplied by the Company to any member either:

(a)	personally;

(b)	by sending it by post in a prepaid envelope addressed to the member at his registered address or postal address given to the Company for that purpose, or by leaving it at that address;

(c)

subject to Article ~~224,~~233, by sending it in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement); or

(d)	subject to the provisions of the Companies Act, by making it available on a website, provided that the requirements in (i) to (iv) below are satisfied.

The requirements referred to in paragraph (d) are that:

(i)

the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a website (and has not revoked that agreement), or the member has been asked by the Company to agree that the Company may send or supply notices, documents and information generally, or the notice, document or information in question, to him by making it available on a website and the Company has not received a response within the period of twenty-eight (28) days beginning on the date on which the Company’s request was sent and the member is therefore taken to have so agreed (and has not revoked that agreement);

(ii)

the member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that website where it may be accessed, and how it may be accessed (notification of availability); and

(iii)

in the case of a notice of meeting, the notification of availability states that it concerns a notice of a company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting; and

(iv)

the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and in all other cases throughout the period specified by any applicable provision of the Companies Act, or, if no such period is specified, throughout the period of twenty-eight (28) days beginning with the date on which the notification of availability is sent to the member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

233.

~~224.~~ The Board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic means for the sending of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

234.	~~225.~~ In the case of joint holders of a share:

(a)

it shall be sufficient for all notices, documents and other information to be given, sent or supplied to the joint holder whose name stands first in the register of members in respect of the joint holding (first named holder) only and any notice, document or other information so sent shall be deemed for all purposes sent to all the joint holders; and

(b)

the agreement of the first named holder that notices, documents and information may be given, sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders.

235.	~~226.~~ The Company may at any time and at its sole discretion choose to give, send or supply notices, documents and information only in hard copy form to some or all members.

236.	~~227.~~ For the avoidance of doubt, the provisions of Articles ~~222~~231 to ~~226~~235 are subject to Article ~~76.~~77.

237.

~~228.~~ A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

238.

~~229.~~ Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title, but this Article ~~229~~238 does not apply to a notice given under section 793 of the Companies Act.

239.

~~230.~~ Subject to the Companies Act, where by reason of the suspension or curtailment of postal services, the Company is unable effectively to give notice of a general meeting, the general meeting may be convened by public announcement. The Company shall send a copy of the notice to members in the same manner as it sends notices under Articles ~~222~~231 to ~~226~~235 inclusive if at least seven (7) clear days before the meeting the posting of notices again becomes practicable.

240.

~~231.~~ Subject to the Companies Act, any notice, document or information to be given, sent or supplied by the Company to the members or any of them, not being a notice to which Article ~~230~~239 applies, shall be sufficiently given, sent or supplied if given by public announcement.

241.	~~232.~~ Any notice, document or information given, sent or supplied by the Company to the members or any of them:

(a)	by hand shall be deemed to have been received by the member when it is handed to the member or left at his registered address;

(b)

by post, shall be deemed to have been received twenty-four (24) hours after the time at which the envelope containing the notice, document or information was posted unless it was sent by second class post or there is only one (1) class of post, or it was sent by air mail to an address outside the United Kingdom, in which case it shall be deemed to have been received forty-eight (48) hours after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent or supplied;

(c)	by advertisement, shall be deemed to have been received on the day on which the advertisement appears;

(d)

by electronic means, shall be deemed to have been received by the member on the day following that on which it was sent or supplied. Proof that a notice, document or information in electronic form was addressed to the electronic address provided by the member for the purpose of receiving communications from the Company shall be conclusive evidence that the notice, document or information was sent or supplied and such notice, document or information shall be deemed received by the member at that time notwithstanding that the Company becomes aware that the member has filed to receive the relevant notice, document or information for any reason and notwithstanding that the Company subsequently sends or supplies a hard copy of such document or information by post to the member;

(e)

by making it available on a website, shall be deemed to have been received on the date on which the notice, document or information was first made available on the website or, if later, when the member is deemed to have been received notification of the fact that the notice, document or information was available on the website in accordance with this Article ~~232~~241 and such notice, document or information shall be deemed received by the member on that day notwithstanding that the Company becomes aware that the member has filed to receive the relevant document or information for any reason and notwithstanding that the Company subsequently sends a hard copy of such notice, document or information by post to the member; or

(f)

by means of a Depositary, shall be deemed to have been received twenty-four (24) hours after the Company, or person acting on the Company’s behalf, gives the notice, document or information to the Depositary.

242.

~~233.~~ Any notice, document or information may be given, sent or supplied by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law by sending or delivering it in any manner that the Company may choose authorised by these Articles for the sending of notice, document or information to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any similar description, at the address, if any, as may be supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy or other event giving rise to the transmission had not occurred.

243.

~~234.~~ If on three (3) consecutive occasions, or on one (1) occasion and reasonable enquiries have failed to establish the member’s address, notices, documents or information sent or supplied to a member by post have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company (or its agent) a new registered address or a postal address, or shall have informed the Company, in such a manner as may be specified by the Company, of an electronic address. For the purposes of this Article ~~234,~~243, references to notices, documents or information include references to a cheque or other instrument of payment, but nothing in this Article ~~234~~243 entitles the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these Articles. Without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

244.	~~235.~~ Where a document is required under these Articles to be signed by a member or any other person, if the document is in electronic form, then in order to be valid the document must either:

(a)

incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other person, in such form as the Directors may approve, or

(b)	be accompanied by such other evidence as the Directors may require in order to be satisfied that the document is genuine.

The Company may designate mechanisms for validating any such document and a document not validated by the user of any such mechanisms shall be deemed as having not been received by the Company. In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with Articles ~~75~~76 and ~~123~~124(b).

DESTRUCTION OF DOCUMENTS

245.	~~236.~~ The Company shall be entitled to destroy:

(a)

any instrument of transfer of shares which have been registered, and all other documents on the basis of which any entry is made in the register, at any time after the expiration of six (6) years from the date of registration;

(b)	any dividend mandate, variation or cancellation of dividend mandates, and notification of change of name or address, at any time after two (2) years from the date on which it is recorded;

(c)	any share certificate which has been cancelled at any time after the expiration of one (1) year from the date on which it is cancelled;

(d)	all paid dividend warrants and cheques at any time after the expiration of one (1) year from the date of actual payment;

(e)	all proxy appointments which have been used for the purpose of a poll at any time after the expiration of one (1) year from the date of use;

(f)

all proxy appointments which have not been used for the purpose of a poll at any time after one (1) month from the end of the meeting to which the proxy appointment relates and at which no poll was demanded; and

(g)	any other document on the basis of which an entry in the register of members is made, after six (6) years from the date on which it is made.

Any document referred to in this Article ~~236~~245 may be destroyed earlier than the relevant date authorised, provided that a permanent record of the document is made which is not destroyed before that date.

246.	~~237.~~ It shall be conclusively presumed in favour of the Company that:

(a)	every entry in the register of members purporting to have been made on the basis of an instrument of transfer or other document destroyed in accordance with Article ~~236~~245 was duly and properly made;

(b)	that every instrument of transfer destroyed in accordance with Article ~~236~~245 was a valid and effective instrument duly and properly registered;

(c)	that every share certificate destroyed in accordance with Article ~~236~~245 was a valid and effective certificate duly and properly cancelled; and

(d)	that every other document destroyed in accordance with Article ~~236~~245 was a valid and effective document in accordance with the particulars in the records of the Company,

provided that:

(i)	Article ~~236~~245 shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(ii)

nothing in Article ~~236~~245 shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with Article ~~236~~245 which would not attach to the Company in the absence of Article ~~236~~245; and

(iii)	references in Article ~~236~~245 to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

247.

(a)

If the Company commences liquidation, dissolution or winding-up, whether voluntary or involuntary, after payment or provision for payment of the debts and liabilities of the Company and subject to the prior payment in full of the preferential amounts to which any class of Preference Share is entitled, the holders of Liberty Global Ordinary Shares and LiLAC Ordinary Shares will be entitled to receive their proportionate interests in the assets of the Company remaining for distribution to the holders of Liberty Global Ordinary Shares and LiLAC Ordinary Shares (regardless of whether such assets are then attributable to the Liberty Global Group or the LiLAC Group) in proportion to the respective number of liquidation units per Liberty Global Ordinary Share and LiLAC Ordinary Share.

(b)

Neither the consolidation or merger of the Company with or into any other person or persons nor the sale, transfer or lease of all or substantially all of the assets of the Company will itself be deemed to be a liquidation, dissolution or winding up of the Company within the meaning of this Article 247.

(c)	Each Liberty Global Ordinary Share and each LiLAC Ordinary Share will have the following liquidation units:

(i)	each Liberty Global Ordinary Share shall have one (1) liquidation unit; and

(ii)

each LiLAC Ordinary Share shall have a number of liquidation units (including a fraction of one (1) liquidation unit) equal to the amount (calculated to the nearest five (5) decimal places) obtained by dividing

(A)	the Average Market Value of the LiLAC Class C Ordinary Shares, by

(B)	the Average Market Value of the Liberty Global Class C Ordinary Shares,

in each case over the twenty (20) Trading Day period commencing on (and including) the first (1st) Trading Day on which the LiLAC Class C Ordinary Shares commence ordinary course (‘regular way’) trading, provided that if, after the Effective Date, the Company, at any time or from time to time, consolidates, subdivides or redesignates the outstanding Liberty Global Ordinary Shares or LiLAC Ordinary Shares, or capitalises undistributed reserves in accordance with Article 215 and Article 216 or Article 218, the per share liquidation units of the Liberty Global Ordinary Shares or LiLAC Ordinary Shares, as applicable, will be appropriately adjusted as determined by the Board, so as to avoid any dilution in the aggregate, relative liquidation rights of the Liberty Global Ordinary Shares and LiLAC Ordinary Shares.

248.

~~238.~~ If the Company commences liquidation, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, subject to the provisions of the Companies Act and the Articles:

(a)

divide among the members in specie the whole or any part of the assets, whether they shall consist of property of the same kind or not, of the Company and may, for that purpose, value any assets as he deems fair and determine how the division shall be carried out as between the members or different classes of members; and

(b)	vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine,

but no member shall be compelled to accept any assets upon which there is a liability.

249.

~~239.~~ The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY AND INSURANCE

250.	~~240.~~ Subject to the provisions of the Companies Act, the Company may exercise all the powers of the Company to:

(a)

indemnify to any extent any person who is or was a Director, or a Director of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company;

(b)

indemnify to any extent any person who is or was a Director of an associated company that is a trustee of an occupational pension scheme, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any liability incurred by him in connection with the company’s activities as trustee of an occupational pension scheme; and/or

(c)	purchase and maintain insurance for or for the benefit of any person who is or was

(i)

a Director, officer or employee of the Company, or any body corporate which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether director or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(ii)	a trustee of any pension fund in which employees of the Company or any other body referred to in paragraph (c)(i) of this Article ~~240~~250 are or have been interested,

including without limitation insurance against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to this duties, power or offices, whether comprising negligence, default, breach of duty, breach of trust or otherwise, in relation to the relevant body or fund.

251.

~~241.~~ No Director of former Director shall be accountable to the Company or the members for any benefit provided pursuant to these Articles. The receipt of any such benefit shall not disqualify any person from being or becoming a director of the Company.

DISPUTE RESOLUTION

252.

~~242.~~ The courts of England and Wales shall have exclusive jurisdiction to determine any and all disputes brought by a member in that member’s capacity (whether in its own name or in the name of the Company) as such against the Company and/or the Board and/or any of the Directors individually or collectively, arising out of or in connection with these Articles or any non-contractual obligations arising out of or in connection with these Articles.

253.	~~243.~~ The governing law of these Articles is the law of England and Wales and these Articles shall be interpreted in accordance with English law.

254.

~~244.~~ For the purposes of Article ~~242,~~252, Director shall be read so as to include each and any Director of the Company from time to time in his capacity as such or as an employee of the Company and shall include any former Director of the Company.

ANNEX H: MANAGEMENT AND ALLOCATION POLICIES

LIBERTY GLOBAL PLC

Management and Allocation Policies Relating to the Liberty Global Group and the LiLAC Group

In connection with the proposed adoption of the new articles of Liberty Global plc (Liberty Global or the Company) and the related issue of a new type of shares designated the LiLAC Ordinary Shares, the board of directors of Liberty Global (the Board) has established these management and allocation policies. These policies relate to the attribution of the Company’s businesses and operations between the Liberty Global Group and the LiLAC Group (each as defined below), inter-group transactions, equity issuances and dividends, the allocation of corporate opportunities, taxes, and other matters.

The terms of the LiLAC Ordinary Shares, as well as those of the Company’s ordinary shares existing prior to the creation and issue of the LiLAC Ordinary Shares (those existing ordinary shares, the Liberty Global Ordinary Shares) will be governed by the Company’s new articles of association, as the same may be amended from time to time (the Articles). Capitalized terms used but not defined in these policies shall have the respective meanings assigned to them in the Articles.

As a general principle, the Company expects that all material matters in which holders of the Liberty Global Ordinary Shares and holders of the LiLAC Ordinary Shares may have divergent interests will generally be resolved in a manner that will promote the success of the Company for the benefit of all of its shareholders after giving fair consideration to the interests of the holders of Liberty Global Ordinary Shares and holders of LiLAC Ordinary Shares, as well as such other or different factors and stakeholders considered relevant by the Board (or any committee of the Board authorized for this purpose).

These policies will be effective upon the creation and issuance of the LiLAC Ordinary Shares.

Policies Subject to Change without Shareholder Approval

The Board may, without shareholder approval, modify, change, rescind or create exceptions to these policies, or adopt additional policies. The Board will make any such decision in accordance with its fiduciary duties and in particular in such a way as it believes, in good faith, will promote the success of the Company for the benefit of all of the Company’s shareholders as a whole, after giving due consideration to all relevant stakeholders.

Any such modifications, changes, rescissions, exceptions or additional policies will be binding and conclusive unless otherwise determined by the Board. The Company will notify its shareholders of any material modification, change or exception made to these policies, any rescission of these policies and the adoption of any material additions to these policies through the filing of a Current Report on Form 8-K within four business days after the modification, change, exception or addition is made. However, the Company will not notify its shareholders of any modification, change, exception, rescission or addition to these policies if it determines that it is not material to the holders of Liberty Global Ordinary Shares, on the one hand, or the holders of LiLAC Ordinary Shares, on the other hand.

Attribution

The LiLAC Group will initially comprise (i) VTR Finance B.V. (VTR Finance) and its subsidiaries, which include VTR GlobalCom SpA and VTR Wireless SpA, (ii) Lila Chile Holding BV, which is the parent entity of VTR Finance, (iii) LGI Broadband Operations, Inc. and its subsidiaries, which include Liberty Global’s 60% controlling interest in Liberty Cablevision of Puerto Rico, and (iv) the costs associated with certain corporate employees of Liberty Global that are exclusively focused on the management of our Latin American and Caribbean operations.

All assets and liabilities not initially attributed to the LiLAC Group will initially be attributed to the Liberty Global Group.

Businesses, assets and liabilities acquired by Liberty Global will be attributed to one of these two groups, in whole or in part, as the Board considers in good faith to be most likely to promote the success of the Company for the benefit of the Company’s shareholders as a whole, having given due consideration to all relevant stakeholders.

Fiduciary and Management Responsibilities

Because the Liberty Global Group and the LiLAC Group will not be separate companies, but will both be part of Liberty Global, the Company’s directors and officers will have the same fiduciary duties to all shareholders of the Company as a whole (and not separately to the holders of Liberty Global Ordinary Shares or holders of LiLAC Ordinary Shares). The Board and the Company’s Chief Executive Officer, in establishing and applying policies with regard to inter-group matters such as business transactions between the two groups and attribution of assets, liabilities, debt, corporate overhead, taxes, interest, corporate opportunities and other matters, will consider various factors and information which could benefit or cause relative detriment to the relevant groups of shareholders and will seek to make determinations which are most likely to promote the success of the Company for the benefit of its shareholders as a whole. If and when there are conflicting interests between the Liberty Global Group and the LiLAC Group, the Board will use its good faith business judgment to resolve such conflicts.

Equity Issuances and Repurchases and Dividend Policy

The Board will issue and repurchase Liberty Global Ordinary Shares and LiLAC Ordinary Shares and issue dividends on the Liberty Global Ordinary Shares and LiLAC Ordinary Shares at times and in relative proportions (including issuing, repurchasing or paying dividends on only one group of ordinary shares) as it in good faith determines to be most likely to promote the success of the Company for the benefit of its shareholders as a whole.

The Company will reflect all financial effects of issuances and repurchases of, and dividends or other distributions on, shares relating to either group in its attributed financial information. Where, for any reason, proceeds from the issuance of shares of one group are attributed to the other group, repurchases of shares of one group are made using funds attributed to the other group, or dividends are paid on shares of one group out of cash, property or other assets attributed to the other group, this may be reflected by recognizing or adjusting an inter-group interest or loan, among other options. See “Intercompany Transactions” below.

The Board intends to restrict the maximum amount of any cash dividend that may be paid by the LiLAC Group or the Liberty Global Group to, at any date, either (i) an amount equal to the excess of the net assets of the LiLAC Group or the Liberty Global Group, as applicable, over the aggregate nominal value of shares attributed to the relevant group or (ii) if there is no such excess, an amount equal to the Company’s net earnings that are attributable to the LiLAC Group for the fiscal year in which such date occurs and/or the preceding fiscal year, as shown on the consolidating schedules to the Company’s consolidated financial statements for such periods on a substantially consistent basis. In addition to this maximum amount for cash dividends pursuant to the Company’s dividend policy, any dividend will also be subject to the limitations of English law that apply to any dividend paid by the Company, including the availability of distributable reserves.

Intercompany Transactions

General. If the Company changes the attribution of cash or other property from one group to the other group, it will account for such change as a short term loan, long-term loan, an inter-group interest, as a reduction of an inter-group interest or as a transfer in exchange for cash or other assets. See “— Inter-Group Loans” and “— Inter-Group Interests” below.

The Board will make these determinations, either in specific instances or by setting applicable policies generally, in such a way as it considers, in good faith, will promote the success of the Company for the benefit of all its shareholders. Factors the Board may consider in making this determination include:

•	the financing needs and objectives of the receiving group;

•	the investment objectives of the transferring group;

•	the current and projected capital structure of each group;

•	the relative levels of internally generated funds of each group; and

•	the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions.

The Board will make all changes in the attribution of material assets from one group to the other on a fair value basis, as determined by the Board. For accounting purposes, all such assets will be deemed reattributed at their carryover basis. To the extent that this amount is different than the fair value of the inter-group loan or inter-group interest created in the transaction, this difference will be recorded as an adjustment to the group equity. No gain or loss will be recognized in the statement of operations information for the groups due to the related party nature of such transactions.

In determining fair value, the Board will use the relevant definition in the Articles. According to that definition, fair value means, in the case of any publicly traded security, the market value thereof (as determined in accordance with the Articles), in the case of other securities, the fair value thereof as determined by an independent investment banking firm selected by the Board or, if no such firm is selected, as determined in the good faith judgment of the Board, and in the case of other assets, the fair value thereof as determined by the Board in good faith based on such information as the Board shall in good faith determine to be appropriate.

Inter-Group Loans. If one group makes a loan to the other group, the Board will determine the terms of the loan, including the rate at which it will bear interest. The Board will determine the terms of any inter-group loans, either in specific instances or by setting applicable policies generally, in the exercise of its good faith business judgment. Factors the Board may consider in making this determination include:

•	the Company’s needs;

•	the use of proceeds and creditworthiness of the receiving group;

•	the capital expenditure plans of and the investment opportunities available to each group; and

•	the availability, cost and time associated with alternative financing sources.

If an inter-group loan is made, the Company intends to account for the loan based on its stated terms, and the resulting activity, such as interest amounts, will be recorded in the Company’s attributed financial information to be included as exhibits to its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, but will be eliminated in preparing its consolidated financial statement balances.

Inter-Group Interests. An inter-group interest is a notional interest that the Liberty Global Group may be treated as holding in the LiLAC Group from time to time. Inter-group interests are not represented by any shares or securities, but rather may have a value attributed to them for certain accounting purposes. If an inter-group interest is recognized, the Company may reflect the effective economic consequences for shareholders of the events or transactions giving rise to such interest in a manner similar to the equity method of accounting by including appropriate adjustments in the relevant group accounts. Appropriate eliminating entries would be made in preparing its consolidated financial statement balances.

An inter-group interest treated as being held by the Liberty Global Group in the LiLAC Group will be recognized when the Board deems it fair and equitable to all holders of the Company’s ordinary shares. This could be the case where cash or property is reattributed from the Liberty Global Group to the LiLAC Group and the Board determines that the reattribution will not be treated as an inter-group loan or as a transfer in exchange for cash or other assets. Other examples include when funds attributed to the Liberty Global Group are used to effect an acquisition which is attributed to the LiLAC Group, where proceeds from the issuance of Liberty Global Ordinary Shares are attributed to the LiLAC Group, or where LiLAC Ordinary Shares are redesignated, or converted, into Liberty Global Ordinary Shares.

Once recognized, the amount of the Liberty Global Group’s inter-group interest in the LiLAC Group, if any, would be subject to adjustment from time to time, as the Board deems fair and equitable to all holders of the Company’s ordinary shares, to reflect changes in the economic interest that the Liberty Global Group is treated as holding in the LiLAC Group. The events or transactions that could give rise to such an adjustment being recognized include, without limitation, the following:

•	subdivisions (by share split or otherwise) and combinations (by reverse share split or otherwise) of the LiLAC Ordinary Shares and dividends payable in LiLAC Ordinary Shares;

•	the redesignation of LiLAC Ordinary Shares into deferred shares;

•	allocations of cash, property or other assets or liabilities from the Liberty Global Group to the LiLAC Group (or vice versa);

•	repurchases of LiLAC Ordinary Shares made using funds attributed to the Liberty Global Group (or vice versa);

•	issuances of LiLAC Ordinary Shares to the extent the proceeds are attributed to the Liberty Global Group (or vice versa); and

•	dividends or other distributions in favor of holders of LiLAC Ordinary Shares out of cash, property or other assets attributed to the Liberty Global Group (or vice versa).

Whenever the Company pays a dividend or makes any other distribution on the LiLAC Ordinary Shares, redesignates any LiLAC Ordinary Shares as Liberty Global Ordinary Shares, or takes any other action with respect to its LiLAC Ordinary Shares, it will take into account any inter-group interest that the Liberty Global Group may then be treated as holding in the LiLAC Group in such manner as the Board deems fair and equitable to all holders of the Company’s ordinary shares. This could include, for example, allocating a portion of any cash dividend that might otherwise be paid on the LiLAC Ordinary Shares to the Liberty Global Group. It could also include retaining an interest for the Liberty Global Group in connection with a distribution of shares in a subsidiary of the LiLAC Group that holds assets and businesses attributed to the LiLAC Group to holders of LiLAC Ordinary Shares. In connection with any transaction in which economic benefits are conferred on the LiLAC Ordinary Shares at such time as the Liberty Global Group holds an inter-group interest in the LiLAC Group, the Board may decide that one appropriate way to take into account such a transaction is through the participation in such transaction by the Liberty Global Group or an adjustment to any such interest.

In recognizing any inter-group interest or making any adjustments to any such inter-group interest, or in reflecting any inter-group interest in connection with any transaction, the Board may consider any factors that it deems appropriate, including without limitation the tax effects of any event or transaction on the Liberty Global Group and the LiLAC Group or the use of tax benefits. All determinations that the Board makes in recognizing, adjusting or taking into account inter-group interests will be final and binding on all holders of the Company’s ordinary shares.

Inter-Group Contracts. The terms of all current and future material transactions, relationships and other matters between the groups, including those as to which the groups may have potentially divergent interests, will be determined in a manner considered in good faith by the Board to promote the success of the Company for the benefits of its shareholders as a whole.

Review of Corporate Opportunities

In cases where a material corporate opportunity may appropriately be viewed as one that could be pursued by either the Liberty Global Group or the LiLAC Group, or by both, the Board may, independently or at the request of management, review the allocation of that corporate opportunity to one of, or between, the two groups. This includes corporate opportunities that may present themselves in Latin America, Europe or elsewhere in the world. In accordance with English law, the Board will make its determination with regard to the allocation of any such opportunity and the benefit of such opportunity in accordance with its duty to act in good faith in the manner in which they consider will promote the success of the Company for the benefit of its shareholders as a whole. Among the factors that the Board may consider in making this allocation are:

•	whether a particular corporate opportunity is principally related or complementary to the principal focus or strategy of the LiLAC Group;

•	the financial resources and capital structure of each group;

•	whether one group, because of operational expertise, will be better positioned to undertake the corporate opportunity than the other group; and

•	existing contractual agreements and restrictions.

Financial Statements; Allocation Matters

The Company will present consolidated financial statements in accordance with generally accepted accounting principles in the U.S., consistently applied. It will also provide consolidating financial statement information that will show the attribution of its assets, liabilities, revenue, expenses and cash flows to each of the Liberty Global Group and the LiLAC Group.

Consolidating financial statement information will also include attributed portions of the Company’s debt, interest, corporate overhead and costs of administrative shared services and taxes. The Company will make these allocations for the purpose of preparing such information; however, holders of Liberty Global Ordinary Shares and LiLAC Ordinary Shares will continue to be subject to all of the risks associated with an investment in the Company as a whole.

In general, corporate overhead will be attributed to each group based primarily on the estimated percentage of time spent by corporate personnel providing services for each group. Corporate overhead includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and shareholder services and services related to the Board. The Company will attribute in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, the Company will use other methods and criteria that it believes are equitable and that provide a reasonable estimate of the cost attributable to each group.

Taxes

Liberty Global’s tax assets, liabilities, benefits or expenses (tax attributes) generally are expected to be allocated to the Liberty Global Group and the LiLAC Group based on the tax attributes of the legal entities attributed to each of the groups. Nevertheless, to the extent that Liberty Global management concludes that the actions or results of one group give rise to changes in the tax attributes of the other group, the change in those tax attributes will generally be allocated to the group whose actions or results gave rise to such changes. Similarly, in cases where legal entities in one group join in a common tax filing with members of the other group, changes in the tax attributes of the group that includes the filing entity that are the result of the actions or financial results of one or more members of the other group are expected to be allocated to the group that does not include the filing entity. In addition, the allocation of any taxes and losses resulting from the ultimate tax treatment of Liberty Global tax attributes related to the issuance of the LiLAC Ordinary Shares are expected to be allocated in proportion to each group’s respective number of “liquidation units,” as further described in the Articles. Pursuant to the Articles, liquidation units will be allocated to each Liberty Global Ordinary Share and each LiLAC Ordinary Share, respectively, in proportion to the relative market value of a Liberty Global Class C Ordinary Share and a LiLAC Class C Ordinary Share, respectively, based on their respective volume-weighted average price over the 20-trading-day period commencing shortly after the commencement of ordinary-course (regular-way) trading of the LiLAC Ordinary Shares. Intercompany payables and receivables that are recorded in connection with the allocation of tax attributes from one group to another are expected to be non-interest bearing and are expected to be cash settled annually within 90 days following the filing of the relevant tax return.

ANNEX I: AMENDMENT OF OUR ARTICLES UNDER THE VOTING RIGHTS PROPOSAL

Amendments to Our Current Articles

In Article 18, insert new text as marked by underlining below:

18.

Subject to the provisions of the Companies Act, if at any time the capital of the Company is divided into different classes of shares all or any of the rights attached to any existing class may from time to time be varied or abrogated, either while the Company is a going concern or during or in contemplation of a winding up:

(a)	in such manner (if any) as may be provided by those rights;

(b)

with the written consent of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), which consent shall be in hard copy form or in electronic form sent to such address (if any) for the time being specified by or on behalf of the Company for that purpose, or in default of such specification to the Office, and may consist of several documents, each executed or authenticated in such manner as the Board may approve by or on behalf of one or more holders, or a combination of both; or

(c)

with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class, provided that, where the rights attached to more than one class of shares are, in the good faith opinion of three-quarters of the Board (which determination shall be final and binding on all shareholders of the Company), varied or abrogated in the same, or substantially the same, manner such shares shall together comprise a single class for the purposes of convening a separate meeting of holders of shares of a class with the voting rights set forth in Article 70,

but	not otherwise.

In Article 70, insert new text as marked by underlining below:

70.

All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a)

the necessary quorum at any such meeting (or adjournment thereof) shall be members of that class who together represent at least the majority of the voting rights of all members of that class entitled to vote, present in person or by proxy, at the relevant meeting;

(b)	all votes shall be taken on a poll;

(c)	subject to sub-paragraph (d), each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him; and

(d)

each holder of shares shall, on a poll, have the number of votes set out in Article 5 in respect of every share of the class held by him in respect of a general meeting of the holders of a class of shares constituted pursuant to Article 18(c), provided that if none of the shares of the class constituted pursuant to Article 18(c) has voting rights under Article 5, they shall all have, for the purposes of a resolution under Article 18(c), one vote per share.

For the purposes of this Article 70, where a person is present by proxy or proxies, he is treated only as holding the shares in respect of which those proxies are authorised to exercise voting rights with respect to any matter proposed at the meeting.

Amendments to Our New Articles

In Article 19, insert new text as marked by underlying below:

19.

Subject to the provisions of the Companies Act, if at any time the capital of the Company is divided into different classes of shares all or any of the rights attached to any existing class may from time to time be

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varied or abrogated, either while the Company is a going concern or during or in contemplation of a winding up:

(a)	in such manner (if any) as may be provided by those rights;

(b)

with the written consent of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), which consent shall be in hard copy form or in electronic form sent to such address (if any) for the time being specified by or on behalf of the Company for that purpose, or in default of such specification to the Office, and may consist of several documents, each executed or authenticated in such manner as the Board may approve by or on behalf of one or more holders, or a combination of both; or

(c)

with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class, provided that, where the rights attached to more than one class of shares are, in the good faith opinion of three-quarters of the Board (which determination shall be final and binding on all shareholders of the Company), varied or abrogated in a manner which has the same, or substantially the same, economic impact or effect such shares shall together comprise a single class for the purposes of convening a separate meeting of holders of shares of a class with the voting rights set forth in Article 71,

but	not otherwise.

In Article 71, insert new text as marked by underlying below:

71.

All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(a)

the necessary quorum at any such meeting (or adjournment thereof) shall be members of that class who together represent at least the majority of the voting rights of all members of that class entitled to vote, present in person or by proxy, at the relevant meeting;

(b)	all votes shall be taken on a poll;

(c)	subject to sub-paragraph (d), each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him; and

(d)

each holder of shares shall, on a poll, have the number of votes set out in Article 5 in respect of every share of the class held by him in respect of a general meeting of the holders of a class of shares constituted pursuant to Article 19(c), provided that if none of the shares of the class constituted pursuant to Article 19(c) has voting rights under Article 5, they shall have, for the purposes of a resolution under Article 19(c), one vote per share.

For the purposes of this Article 71, where a person is present by proxy or proxies, he is treated only as holding the shares in respect of which those proxies are authorised to exercise voting rights with respect to any matter proposed at the meeting.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Liberty Global plc is a public limited company.

The following is only a general summary of certain aspects of English law and Liberty Global’s articles of association that are related to the indemnification of directors and officers, and it does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of the Companies Act and of Liberty Global’s articles of association.

English law does not, subject to certain exemptions, permit a company to exempt any director from any liability arising from negligence, default, breach of duty or breach of trust against the company. However, despite this prohibition, an English company is permitted to purchase and maintain insurance for a director or executive officer of the company against any such liability. Shareholders can ratify by ordinary resolution a director’s or certain officer’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to the company. Sections 205, 206 and Chapter 7 of Part 10 of the Companies Act contain provisions concerning the potential liability of directors.

All statutory references in this Item 20 are to the U.K. Companies Act 2006.

Section 205 provides that a company can provide a director with funds to meet expenditures incurred or to be incurred by him in defending any criminal or civil proceedings in connection with any alleged negligence, default, breach of duty or breach of trust by him in relation to the company or an associated company, or in connection with any application for relief under Section 661(3) or (4) (relief in case of acquisition of shares by innocent nominee) or Section 1157 (relief in case of honest and reasonable conduct). The terms on which such loan or other assistance is given must include a requirement that the loan be repaid or the liability discharged if the director is convicted, judgment is given against him or the court refuses to grant the relief on the application and such repayment or discharge must occur not later than the date on which the conviction becomes final, the judgment becomes final or the refusal of relief becomes final (as applicable).

Section 206 provides that a company can provide a director with funds to meet expenditures incurred or to be incurred by him in defending any investigation by a regulatory authority or against action proposed to be taken by a regulatory authority in connection with any alleged negligence, default, breach of duty or breach of trust in relation to the company or an associated company.

Section 232(1) makes void any provision that purports to exempt a director from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust by him or her in relation to the company.

Section 232(2) makes similar provisions to Section 232(1) in respect of indemnities directly or indirectly provided for a director, subject to three permitted types of indemnity, each discussed more fully below:

(a)	provision of insurance within Section 233;

(b)	qualifying third party indemnity provisions falling within Section 234; and

(c)	qualifying pension scheme indemnity provisions within Section 235.

Section 233 permits insurance, commonly known as directors’ and officers’ liability insurance, to be purchased and maintained by a company for a director of the company or of an associated company against liability for negligence, default, breach of duty or breach of trust in relation to the company or any associated company.

Section 234 allows for a company to provide an indemnity against liability incurred by a director to someone other than the company or an associated company. Such an indemnity does not permit indemnification against a director’s liability to pay fines imposed in criminal proceedings or civil penalties payable to a regulatory authority in respect of non-compliance with any requirement of a regulatory nature or the costs of an unsuccessful defense of a director in defending criminal or civil proceedings or application for relief under Section 661 (relief in case of acquisition of shares by innocent nominee) or Section 1157 (general power of court to grant relief in case of honest and reasonable conduct).

Section 235 allows a company to provide an indemnity against liability incurred by a director that is a trustee of an occupational pension scheme in connection with the company’s activities as trustee of the scheme. Such an indemnity does not permit indemnification against liability by a director to pay fines imposed in criminal proceedings or civil penalties payable to a regulatory authority or the costs of an unsuccessful defense by a director of criminal or civil proceedings.

Any indemnity provided under Section 234 or Section 235 must be disclosed in the directors’ report of the company’s annual report in accordance with Section 236, copies of such indemnification provisions must be made available for inspection in accordance with Section 237 and every member has a right to inspect and request such copies under Section 238.

Conduct of a director amounting to negligence, default, breach of duty or breach of trust in relation to the company can be ratified, in accordance with Section 239, by a resolution of the members of the company, disregarding the votes of the director (if a member) and any connected member.

Under Liberty Global’s articles of association, subject to the provisions of the Companies Act, Liberty Global may, broadly, (i) indemnify to any extent any person who is or was a director, or a director of any associated company, directly or indirectly against any loss or liability incurred by him whether in connection with negligence, default, breach of duty or breach of trust or otherwise by him or her in relation to Liberty Global or any associated company, or in connection with that company’s activities as a trustee of an occupational pension scheme and (ii) purchase and maintain insurance for any person who is or was a director, or a director of an associated company, against any loss or liability or any expenditure he or she may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to Liberty Global or any associated company.

Liberty Global enters into deeds of indemnity with directors, executive officers and certain other officers and employees (including directors, officers and employees of subsidiaries and other affiliates). These deeds of indemnity require that Liberty Global indemnify such persons, to the fullest extent permitted by applicable law, against all losses suffered or incurred by them in the event that they are a party to or involved in any claim arising in connection with their appointment as director, officer, employee, agent or fiduciary of Liberty Global or its subsidiary undertakings or another corporation at the request of Liberty Global.

Liberty Global has in place appropriate insurance coverage in respect of legal action against its directors and consolidated subsidiaries. Liberty Global provides protections for its and its consolidated subsidiaries’ directors against personal financial exposure they may incur in their capacity as such. These include qualifying third party indemnity provisions for the benefit of directors of Liberty Global and other such persons, including, where applicable, in their capacity as directors of Liberty Global’s consolidated subsidiaries.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits. The following is a complete list of Exhibits filed as part of this registration statement.

Exhibit No.	Document

3.1	Form of New Articles of Association of the Registrant (included as Annex G to the proxy statement/prospectus forming a part of this Registration Statement).

5.1	Opinion of Shearman & Sterling (London) LLP re: validity of the securities.

8.1	Opinion of Shearman & Sterling LLP re: certain U.S. federal income tax matters.

8.2	Form of Opinion of Shearman & Sterling LLP re: certain U.S. federal income tax matters (to be delivered as a condition to the completion of the Transaction).

15.1	KPMG LLP Letter Regarding Unaudited Interim Financial Statements.

23.1	Consent of KPMG LLP.

23.2	Consent of Ernst & Young Accountants LLP.

23.3	Consent of Shearman & Sterling (London) LLP (included in Exhibit 5.1).

24.1	Power of Attorney.*

99.1	Form of Proxy Card for General Meeting.*

99.2	Form of Proxy Card for Class A Meeting.*

99.3	Form of Proxy Card for Class B Meeting.*

99.4	Form of Proxy Card for Class C Meeting.*

*	Previously filed.

(b)

Financial Statement Schedules. Financial Statement schedules have been incorporated herein by reference to our Annual Report on Form 10-K/A for the year ended December 31, 2013 or omitted because the information set forth therein is not material or not applicable.

Item 22.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424 of the Securities Act of 1933;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iv)	Any other communication that is an offer in the offering made by the Registrant to the purchaser.

(6)

To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a3 or Rule 14-c3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(7)

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(9)

That every prospectus (i) that is filed pursuant to paragraph (8) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(10)

To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(11)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado, on December 22, 2014.

LIBERTY GLOBAL PLC

By:	/s/ Bryan H. Hall
Bryan H. Hall
Executive Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

* John C. Malone	Chairman of the Board

* Michael T. Fries	President, Chief Executive Officer (Principal Executive Officer) and Director

* Andrew J. Cole	Director

* John P. Cole	Director

* Miranda Curtis	Director

* John W. Dick	Director

* Paul A. Gould	Director

Richard R. Green	Director

* David E. Rapley	Director

* Larry E. Romrell	Director

Name	Title	Date

* J.C. Sparkman	Director

* J. David Wargo	Director

* Charles H.R. Bracken	Executive Vice President and Co-Chief Financial Officer (Principal Financial Officer)

* Bernard G. Dvorak	Executive Vice President and Co-Chief Financial Officer (Principal Accounting Officer)

* By:	/s/ Bryan H. Hall
	Bryan H. Hall	December 22, 2014
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Document

3.1	Form of New Articles of Association of the Registrant (included as Annex G to the proxy statement/prospectus forming a part of this Registration Statement).

5.1	Opinion of Shearman & Sterling (London) LLP re: validity of the securities.

8.1	Opinion of Shearman & Sterling LLP re: certain U.S. federal income tax matters.

8.2	Form of Opinion of Shearman & Sterling LLP re: certain U.S. federal income tax matters (to be delivered as a condition to the completion of the Transaction).

15.1	KPMG LLP Letter Regarding Unaudited Interim Financial Statements.

23.1	Consent of KPMG LLP.

23.2	Consent of Ernst & Young Accountants LLP.

23.3	Consent of Shearman & Sterling (London) LLP (included in Exhibit 5.1).

24.1	Power of Attorney.*

99.1	Form of Proxy Card for General Meeting.*

99.2	Form of Proxy Card for Class A Meeting.*

99.3	Form of Proxy Card for Class B Meeting.*

99.4	Form of Proxy Card for Class C Meeting.*

*	Previously filed.